Form 20-F
period 2023-12-31
Lotus Technology Inc.
filed 2024-04-22
CIK 1962746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-41970

Lotus Technology Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of Principal Executive Offices)

Alexious Kuen Long Lee, Chief Financial Officer

Telephone: +86 21 5466-6258

Email: alexious.lee@lotuscars.com.cn

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares (each representing one ordinary share, par value US$0.00001 per share)	LOT	The Nasdaq Stock Market LLC
Warrants	LOTWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,450,974,851 ordinary shares, par value US$0.00001 per share, as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes    ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒

				Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☐  No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADAS” means advanced driver-assistance system;
●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents one Ordinary Share;
●	“Amended Articles” means the sixth amended and restated memorandum and articles of association of LTC, which was adopted and became effective immediately prior to the First Effective Time;
●	“BEV” means battery electric vehicle;
●	“Business Combination” means all transactions contemplated by the Merger Agreement, including the Mergers;
●	“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands;
●	“China” or “PRC” means the People’s Republic of China;
●	“Closing” means the closing of the Business Combination contemplated by the Merger Agreement;
●	“Closing Date” means February 22, 2024, the day on which the Closing occurred;
●	“Continental” means Continental Stock Transfer & Trust Company;
●	“Distribution Agreement” means the distribution agreement entered into by LTIL and Lotus Cars Limited on January 31, 2023 and concurrently with the execution of the Original Merger Agreement;
●	“D-segment” means passenger vehicles in the “large cars” category of the EU classification of vehicle types;
●	“EPA” means electrical performance architecture;
●	“Equiniti” means Equiniti Trust Company, LLC;
●	“Etika” means Etika Automotive Sdn Bhd;
●	“EU” means the European Union;
●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;
●	“E-segment” means passenger vehicles in the “executive cars” category of the EU classification of vehicle types;
●	“former VIE” means Wuhan Lotus E-commerce Co., Ltd., the former variable interest entity of LTC prior to the Restructuring;
●	“Founders Onshore Vehicle” means Ningbo Juhe Yinqing Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership established and validly existing in accordance with PRC laws;
●	“GBP” and “British pounds” means the legal currency of the United Kingdom;

●	“Geely HK” means Geely International (Hong Kong) Limited, a private company incorporated under the laws of Hong Kong;
●	“Geely Holding” means Zhejiang Geely Holding Group and its affiliates;
●	“ICE” means Internal Combustion Engine;
●	“IPO” means LCAA’s initial public offering, which was consummated on March 15, 2021;
●	“LCAA” means L Catterton Asia Acquisition Corp, a blank check company that was incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;
●	“LCAA Articles” means LCAA’s second amended and restated memorandum and articles of association adopted by special resolution dated March 10, 2023, as may be amended from time to time;
●	“LCAA Class A Ordinary Shares” or “LCAA Public Shares” means the Class A ordinary shares of LCAA, par value US$0.0001 per share;
●	“LCAA Class B Ordinary Shares” means the Class B ordinary shares, par value US$0.0001 per share, of LCAA;
●	“LCAA Founder Shareholders” means collectively, the Sponsor, and LCAA’s independent directors (Mr. Sanford Martin Litvack, Mr. Frank N. Newman and Mr. Anish Melwani);
●	“LCAA Private Warrants” means the warrants sold to the Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one LCAA Public Share at an exercise price of US$11.50 per share, subject to adjustment;
●	“LCAA Public Shareholders” means the holders of LCAA Class A Ordinary Shares issued as part of the Units issued in the IPO;
●	“LCAA Public Warrants” means the redeemable warrants issued in the IPO, each entitling its holder to purchase one LCAA Public Share at an exercise price of US$11.50 per share, subject to adjustment;
●	“LCAA Warrants” means the LCAA Public Warrants and the LCAA Private Warrants;
●	“Lotus” or “Lotus Group” means LTC and Lotus UK, taken as a whole;
●	“Lotus HK” means Lotus Advanced Technology Limited, a company organized and existing under the laws of Hong Kong;
●	“LTC,” “we,” “us,” “our company,” and “our” mean Lotus Technology Inc. and its subsidiaries. Unless otherwise specified, in the context of describing our business and operations in China, we are referring to the business and operations conducted by our PRC subsidiaries, and, for the periods ended prior to the Restructuring (as defined below), also the former VIE and its subsidiaries. References to the share capital, securities (including shares, options, and warrants), shareholders, directors, board of directors, auditors of “Lotus Tech” are to the share capital, securities (including shares, options and warrants), shareholders, directors, board of directors, and auditors of LTC, respectively;
●	“Lotus Tech UK” means Lotus Tech Creative Centre Limited, a company incorporated in the United Kingdom;
●	“Lotus UK” means Lotus Group International Limited and its subsidiaries;

●	“LTC Shareholder Support Agreement” means the Shareholder Support Agreement entered into on January 31, 2023 among LCAA, LTC and certain of the shareholders of LTC;
●	“LTIL” means Lotus Technology Innovative Limited, a wholly-owned subsidiary of LTC;
●	“Merger Agreement” means the First Amended and Restated Agreement and Plan of Merger, dated as of October 11, 2023, by and among LCAA, LTC, Lotus Temp Limited and Lotus EV Limited, which amended and restated the Original Merger Agreement;
●	“Meritz” means Meritz Securities Co., Ltd., a corporation incorporated under the laws of the Republic of Korea;
●	“Meritz Investment” means the US$500 million investment by Meritz pursuant to the terms and conditions of the Meritz Subscription Agreement.
●	“Meritz Subscription Agreement” means the share subscription agreement entered into by and between LTC and Meritz on November 15, 2023.
●	“Momenta” means Momenta (Suzhou) Technology Limited Company and/or its subsidiaries or affiliates;
●	“MSRP” means manufacturer’s suggested retail price;
●	“Nasdaq” means The Nasdaq Stock Market LLC;
●	“OEM” means original equipment manufacturer;
●	“Ordinary Shares” means ordinary shares of LTC, par value US$0.00001 per share;
●	“Original Merger Agreement” means the Agreement and Plan of Merger, dated as of January 31, 2023, by and among LCAA, LTC, Lotus Temp Limited and Lotus EV Limited;
●	“Public Warrants” means the warrants to purchase Ordinary Shares at an exercise price of US$11.50 per share, which were issued on February 22, 2024 in exchange for the LCAA Public Warrants;
●	“Put Option Agreement” means each Put Option Agreement, dated as of January 31, 2023, entered by LTC with each of Geely and Etika, respectively;
●	“Renminbi” or “RMB” means the legal currency of China;
●	“Restructuring” means a series of transactions that LTC implemented to restructure its organization and business operations in early 2023, through which the contractual arrangements that allowed us to consolidate our former VIE were terminated;
●	“Sponsor” means LCA Acquisition Sponsor, LP, a Cayman Islands limited partnership;
●	“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of January 31, 2023, by and among LTC, LCAA, and the LCAA Founder Shareholders, as amended by the Amendment to Sponsor Support Agreement, dated as of November 13, 2023 and as further amended, supplemented or otherwise modified from time to time;
●	“Sponsor Warrants” means the warrants to purchase Ordinary Shares at an exercise price of US$11.50 per share, which were issued to the Sponsor on February 22, 2024 in exchange for the LCAA Private Warrants;
●	“US$,” “U.S. dollars” or “dollars” means the legal currency of the United States;

●	“U.K.” means the United Kingdom;
●	“U.S.” means the United States of America;
●	“U.S. GAAP” means accounting principles generally accepted in the United States of America;
●	“Warrant Agreement” means the Warrant Agreement dated as of March 10, 2021, between LCAA and Continental as warrant agent, as amended and assigned to LTC and Equiniti pursuant to the Assignment, Assumption and Amendment Agreement by and among LCAA, LTC, Equiniti and Continental dated as of February 22, 2024;
●	“Warrants” means the Public Warrants and the Sponsor Warrants;
●	“WFOE” means Wuhan Lotus Technology Limited Company, LTC’s wholly-owned PRC subsidiary; and
●	“Wuhan Lotus Cars” means Wuhan Lotus Cars Co., Ltd., a company organized and existing under the laws of the People’s Republic of China.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	our unproven ability to compete in the highly competitive automotive market;
●	our reliance on a variety of arrangements with Geely Holding;
●	our unproven ability to maintain and strengthen the “Lotus” brand;
●	our limited operating history and unproven ability to develop, manufacture and deliver high quality automobiles;
●	our historical negative net cash flows from operations and its unproven ability to adequately control the costs;
●	the limited number of orders for our vehicle models;
●	potential delays in the manufacturing and launch of our vehicles;
●	the complexity, uncertainties and changes in global regulations on automotive as well as internet-related businesses and companies, including regulations on homologations, safety, data protection and privacy, automated driving, environmental protection, recall, distribution, government incentives, batteries regulations, and end-of-life regulations;
●	consumer’s demand and willingness to adopt luxury electric vehicles;
●	the rapidly evolving technology in automotive industry, and ongoing development and safety of intelligent driving technology;
●	cost increases, disruptions or shortage in supply of raw materials, semiconductor chips or other components, and our dependence on suppliers;
●	our unproven ability to expand physical sales network cost-efficiently;
●	our unproven ability to perform in line with customer expectations;
●	challenges in providing charging solutions;
●	business, regulatory, political, operational and financial risk in jurisdictions we operate; and
●	all other risks and uncertainties described in “Item 3. Key Information—D. Risk Factors.”

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Our Holding Company Structure and China Operations

The following diagram illustrates our corporate structure, including our principal and other subsidiaries as of the date of this annual report.

Lotus Technology Inc. is not an operating company but a Cayman Islands holding company. Lotus Technology Inc. conducts its operations through its subsidiaries in China and Europe, and for the periods ended prior to the Restructuring, also through the former VIE and its subsidiaries based in mainland China.

Prior to 2023, Lotus Technology Inc. relied on contractual arrangements among the WFOE, the former VIE and its nominee shareholders to direct the business operations of the former VIE and its subsidiaries. As a result, for the periods ended prior to the Restructuring, the former VIE’s financial results are consolidated in our consolidated and combined financial statements under U.S. GAAP for accounting purposes. Following the Restructuring, our operations in mainland China are currently conducted by our mainland China subsidiaries.

In connection with the Restructuring, the WFOE, the former VIE, and nominee shareholders of the former VIE entered into a series of agreements, or the VIE Restructuring Agreements, in early 2023, pursuant to which, (i) WFOE acquired 100% equity interest in Sanya Lotus Venture Capital Co., Ltd. and Hangzhou Lotus Technology Service Co., Ltd., each being a subsidiary of the former VIE; (ii) except for the ICP license, all of the former VIE’s assets and liabilities, including its business contracts, intellectual properties and employees, were transferred to the WFOE or subsidiaries of the WFOE at nil consideration; and (iii) the VIE Agreements were terminated. As of the date of this annual report, our operations in mainland China are conducted by our mainland China subsidiaries and we do not have any VIE structure. We believe that the Restructuring did not and will not have any material impact on our operations and financial results.

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving laws and regulations in mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, antimonopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a U.S. stock exchange. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Failure to meet the PRC government’s complex regulatory requirements on and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities.”

Risks and uncertainties arising from the legal system of mainland China, including risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our securities. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in regulations of mainland China on automotive as well as internet-related businesses and companies.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our securities may be prohibited from trading in the U.S. under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permission Required from the PRC Authorities for Our Operations

We conduct our business in mainland China primarily through our PRC subsidiaries. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, our PRC subsidiaries have obtained all material licenses and permits necessary for business operations from the PRC government authorities.

If (i) we do not receive or maintain any required permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, there is no assurance that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our business, financial condition and results of operations may be materially and adversely affected. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in regulations of mainland China on automotive as well as internet-related businesses and companies.”

In addition, the PRC government has recently sought to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and/or filing with CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash Transfers and Dividend Distribution

Lotus Technology Inc. is a holding company with no operations of its own. Lotus Technology Inc. currently conducts its operations through its subsidiaries in China and Europe. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by its subsidiaries. If any of its subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to LTC. In addition, its PRC subsidiaries are permitted to pay dividends to LTC only out of their accumulated after-tax-profits upon satisfaction of statutory conditions and procedures, if any, as determined in accordance with PRC accounting standards and regulations. Further, its PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

LTC’s board of directors has complete discretion on whether to distribute dividends subject to its memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, LTC’s shareholders may, by ordinary resolution, declare dividends, but no dividend shall exceed the amount recommended by LTC’s board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The decision to distribute dividends is based on several factors, including LTC’s financial performance, growth prospects, and liquidity requirements. To date, other than the 10-for-1 stock split in the form of a stock dividend declared on March 15, 2022, LTC has not declared or paid any dividend to its shareholders. We expect we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

As a Cayman Islands exempted company and offshore holding company, LTC is permitted under laws and regulations of mainland China to provide funding to its wholly foreign-owned subsidiaries in mainland China only through loans or capital contributions, subject to the applicable governmental registration and approval requirements. In addition, LTC’s wholly foreign-owned subsidiaries in mainland China may provide RMB funding to their respective subsidiaries only through capital contributions and inter-company loans.

Under laws and regulations of mainland China, Lotus Technology Inc.’s PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to Lotus Technology Inc.. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of its PRC subsidiaries. Furthermore, cash transfers from Lotus Technology Inc.’s PRC subsidiaries to entities outside of mainland China are subject to PRC governmental control on currency conversion. As a result, the funds in its PRC subsidiaries in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in, or the imposition of restrictions and limitations on, the ability of the holding company, or its subsidiaries by the PRC government on such currency conversion. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively.”

Under laws of mainland China, Lotus Technology Inc. may provide funding to its PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration that Lotus Technology Inc. is not able to make direct capital contribution.

We have established cash management policies to direct how funds are transferred among Lotus Technology Inc. and its subsidiaries to ensure the efficient and compliant handling of funds. These policies dictate that each cash transfer shall (i) go through approval processes, ensuring that only authorized personnel are involved in the transaction, (ii) be properly recorded, facilitating audits and financial reviews, and (iii) be in compliance with all applicable laws and regulations, including anti-money laundering (AML) and know-your-customer (KYC) requirements.

For the years ended December 31, 2023, 2022 and 2021, Lotus Technology Inc. provided loans with principal amount of US$231.6 million, US$5.9 million and nil to its subsidiaries, and made capital contribution of US$302.3 million, US$94.7 million and nil to its subsidiaries.

For the years ended December 31, 2023, 2022 and 2021, the WFOE provided loans with principal amount of US$316.7 million, US$49.6 million and nil to its subsidiaries, and made capital contribution of US$22.3 million, US$137.2 million and US$108.9 million to its subsidiaries. For the years ended December 31, 2023, 2022 and 2021, the WFOE repaid loans borrowed from the other subsidiaries in the amounts of US$71.8 million, nil and nil, respectively.

For the years ended December 31, 2023, 2022 and 2021, the WFOE paid advances of nil, nil and US$11.1 million to the former VIE. For the years ended December 31, 2023, 2022 and 2021, the WFOE collected advances of nil, US$10.6 million and nil from the former VIE.

For the years ended December 31, 2023, 2022 and 2021, US$1.7 million, US$3.3 million and nil of service fees were paid by the former VIE and its subsidiaries to the subsidiaries of Lotus Technology Inc.

For the years ended December 31, 2023, 2022 and 2021, the other subsidiaries provided loans with principal amount of US$180.5 million, nil and nil to the WFOE, repaid loans of US$186.1 million, nil and nil to Lotus Technology Inc., repaid loans of US$150.9 million, nil and nil to the WFOE, and made capital contribution of US$89.4 million, nil and nil to the WFOE.

Financial Information Relating to the Former VIE

Through a series of contemplated reorganization steps, or the Reorganization, including transferring the assets and employees in the Lotus BEV business unit of Ningbo Geely R&D into Wuhan Lotus Cars and transferring the equity of Wuhan Lotus Cars to the WFOE, the Company gained control over WFOE through Lotus HK on December 15, 2021. LTC, through the WFOE, was the primary beneficiary of the former VIE. Prior to 2023, LTC relied on contractual arrangements among the WFOE, the former VIE and its nominee shareholders to direct the business operations of the former VIE and its subsidiaries. In connection with the Restructuring, the WFOE, the former VIE, and nominee shareholders of the former VIE entered into VIE Restructuring Agreements in early 2023, pursuant to which, (i) WFOE acquired 100% equity interest in Sanya Lotus Venture Capital Co., Ltd. and Hangzhou Lotus Technology Service Co., Ltd., subsidiaries of the former VIE; (ii) except for the ICP license, all of the former VIE’s assets and liabilities, including its business contracts, intellectual properties and employees, were transferred to the WFOE or subsidiaries of the WFOE at nil consideration; and (iii) the VIE Agreements were terminated. As of the date of this annual report, our operations in mainland China are conducted by our mainland China subsidiaries and we do not have any VIE structure.

Selected Consolidated and Combined Statements of Comprehensive Loss Information

The following tables present our condensed consolidating schedule depicting the consolidated and combined statements of comprehensive loss for the fiscal years ended December 31, 2023, 2022, and 2021 of Lotus Technology Inc., the WFOE, the former VIE, other subsidiaries, and corresponding eliminating adjustments separately.

	Year Ended December 31, 2023
	US$
	(in thousands)
			The former
	Lotus		VIE
	Technology		and its	Other	Elimination
	Inc.	WFOE	subsidiaries	Subsidiaries	adjustments		Consolidated
Revenues	—	174,789	—	679,342	(175,123)	(1)	679,008
Cost of revenues	—	(24,667)	—	(577,215)	25,055	(1)	(576,827)
Gross profit	—	150,122	—	102,127	(150,068)		102,181
Total operating expenses	(2,983)	(84,055)	(15,396)	(885,754)	150,068	(1)	(838,120)
Operating loss	(2,983)	66,067	(15,396)	(783,627)	—		(735,939)
Interest expenses	—	(4,908)	(30)	(16,516)	11,254	(2)	(10,200)
Interest income	6,979	8,108	551	4,820	(11,254)	(2)	9,204
Investment income (loss), net	(5,084)	—	(1,010)	4,932	—		(1,162)
Share of results of equity method investments	—	(1)	—	(1,047)	—		(1,048)
Foreign currency exchange gains (losses), net	(171)	(240)	1	452	—		42
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk	(616)	(738)	(1,497)	(4,680)	—		(7,531)
Changes in fair values of put options liabilities	(2,508)	—	—	—	—		(2,508)
(Gain)/loss on the Restructuring	—	—	(56,752)	56,752	—		—
Share of losses from consolidated entities	(737,618)	—	—	—	737,618	(3)	—
Profit (loss) before income taxes	(742,001)	68,288	(74,133)	(738,914)	737,618		(749,142)
Income tax expense	—	—	(4)	(1,109)	—		(1,113)
Net profit (loss)	(742,001)	68,288	(74,137)	(740,023)	737,618		(750,255)
Less: Net loss attributable to noncontrolling interests	—	—	(2,401)	(5,853)	—		(8,254)
Net profit (loss) attributable to ordinary shareholders	(742,001)	68,288	(71,736)	(734,170)	737,618		(742,001)
Net profit (loss)	(742,001)	68,288	(74,137)	(740,023)	737,618		(750,255)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes	(8,650)	(272)	—	(8,378)	8,650	(3)	(8,650)
Foreign currency translation adjustment, net of nil income taxes	16,210	1,556	1,173	7,475	(10,204)	(3)	16,210
Total other comprehensive income (loss)	7,560	1,284	1,173	(903)	(1,554)		7,560
Less: Total comprehensive loss attributable to noncontrolling interests	—	—	(2,297)	(5,957)	—		(8,254)
Total comprehensive income (loss) attributable to ordinary shareholders	(734,441)	69,572	(70,667)	(734,969)	736,064		(734,441)

	Year Ended December 31, 2022
	US$
	(in thousands)
			The former
	Lotus		VIE
	Technology		and its	Other	Elimination
	Inc.	WFOE	subsidiaries	Subsidiaries	adjustments		Consolidated
Revenues	—	44,517	—	13,876	(48,836)	(1)	9,557
Cost of revenues	—	(24,645)	—	(11,010)	28,405	(1)	(7,250)
Gross profit	—	19,872	—	2,866	(20,431)		2,307
Total operating expenses	(11,127)	(131,238)	(42,609)	(525,177)	20,431	(1)	(689,720)
Operating loss	(11,127)	(111,366)	(42,609)	(522,311)	—		(687,413)
Interest expenses	—	(8,135)	—	(730)	323	(2)	(8,542)
Interest income	2,839	6,977	1,006	1,689	(323)	(2)	12,188
Investment income (loss), net	(4,242)	—	996	—	—		(3,246)
Share of results of equity method investments	—	—	(1,821)	(941)	—		(2,762)
Foreign currency exchange gains (losses), net	(13,068)	(511)	(101)	2,175	—		(11,505)
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk	—	(13,162)	(9,829)	—	—		(22,991)
Share of losses from consolidated entities	(698,323)	—	—	—	698,323	(3)	—
Loss before income taxes	(723,921)	(126,197)	(52,358)	(520,118)	698,323		(724,271)
Income tax expense	—	—	(73)	(219)	—		(292)
Net loss	(723,921)	(126,197)	(52,431)	(520,337)	698,323		(724,563)
Less: Net loss attributable to noncontrolling interests	—	—	(642)	—	—		(642)
Net loss attributable to ordinary shareholders	(723,921)	(126,197)	(51,789)	(520,337)	698,323		(723,921)
Net loss	(723,921)	(126,197)	(52,431)	(520,337)	698,323		(724,563)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes	(893)	(33)	(860)	—	893	(3)	(893)
Foreign currency translation adjustment, net of nil income taxes	18,669	(1,668)	(943)	2,221	390	(3)	18,669
Total other comprehensive income (loss)	17,776	(1,701)	(1,803)	2,221	1,283		17,776
Less: Total comprehensive loss attributable to noncontrolling interests	—	—	(642)	—	—		(642)
Total comprehensive loss attributable to ordinary shareholders	(706,145)	(127,898)	(53,592)	(518,116)	699,606		(706,145)

	Year Ended December 31, 2021
	US$
	(in thousands)
			The former
	Lotus		VIE
	Technology		and its	Other	Elimination
	Inc.	WFOE	subsidiaries	Subsidiaries	adjustments		Consolidated
Revenues	—	15,720	—	4,623	(16,656)	(1)	3,687
Cost of revenues	—	(14,739)	—	(4,221)	15,830	(1)	(3,130)
Gross profit	—	981	—	402	(826)		557
Total operating expenses	(263)	(56,892)	(7,914)	(49,256)	826	(1)	(113,499)
Operating loss	(263)	(55,911)	(7,914)	(48,854)	—		(112,942)
Interest expenses	—	(3,391)	—	(224)	—		(3,615)
Interest income	—	4,497	330	1,392	—		6,219
Investment income	—	2,229	—	—	—		2,229
Foreign currency exchange gains (losses), net	2,124	(1,328)	—	2	—		798
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk.	—	(1,065)	(302)	—	—		(1,367)
Share of losses of combined entities	(112,392)	—	—	—	112,392	(3)	—
Loss before income taxes	(110,531)	(54,969)	(7,886)	(47,684)	112,392		(108,678)
Income tax expense	—	—	(851)	(1,002)	—		(1,853)
Net loss	(110,531)	(54,969)	(8,737)	(48,686)	112,392		(110,531)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes	119	132	(13)	—	(119)	(3)	119
Foreign currency translation adjustment, net of nil income taxes	(843)	1,090	833	(1,579)	(344)	(3)	(843)
Total other comprehensive income (loss)	(724)	1,222	820	(1,579)	(463)		(724)
Total comprehensive loss	(111,255)	(53,747)	(7,917)	(50,265)	111,929		(111,255)

Notes:

(1)	Represents the elimination of the intercompany transactions and service charges at the consolidation level.
(2)	Represents the elimination of interest expenses and interest income on intercompany loans at the consolidation level.
(3)	Represents the elimination on share of comprehensive loss that the Lotus Technology Inc. picked up from its consolidated and combined entities.

Selected Consolidated Balance Sheets Information

The following tables present our condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2023 and 2022 of Lotus Technology Inc., the WFOE, the former VIE, other subsidiaries, and corresponding eliminating adjustments separately.

	As of December 31, 2023
	US$
	(in thousands)
			The former
	Lotus		VIE
	Technology		and its	Other	Elimination
	Inc.	WFOE	subsidiaries	Subsidiaries	adjustments		Consolidated
ASSETS
Current assets
Cash	33,888	151,125	—	233,928	—		418,941
Restricted cash	—	7,061	—	812	—		7,873
Accounts receivable – third parties, net	—	—	—	76,664	—		76,664
Accounts receivable – related parties, net	—	775	—	21,655	—		22,430
Inventories	—	—	—	265,190	—		265,190
Prepayments and other current assets – third parties, net	1,687	925	—	61,258	—		63,870
Prepayments and other current assets – related parties, net	—	3	—	28,741	—		28,744
Amounts due from inter-companies	46,087	469,019	—	211,807	(726,913)	(1)	—
Total current assets	81,662	628,908	—	900,055	(726,913)		883,712
Non-current assets
Restricted cash	—	—	—	321	—		321
Investment securities – related parties	3,326	—	—	—	—		3,326
Property, equipment and software, net	—	105,851	—	248,766	—		354,617
Intangible assets	—	41	—	116,319	—		116,360
Operating lease right-of-use assets	—	75,758	—	97,345	—		173,103
Other non-current assets – third parties	—	1,100	—	49,433	—		50,533
Other non-current assets – related parties	—	—	—	2,706	—		2,706
Investments in consolidated entities	—	278,648	—	205,957	(484,605)	(2)	—
Total non-current assets	3,326	461,398	—	720,847	(484,605)		700,966
Total assets	84,988	1,090,306	—	1,620,902	(1,211,518)		1,584,678
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings – third parties	—	75,624	—	151,148	—		226,772
Accounts payable – third parties	—	18	—	20,105	—		20,123
Accounts payable – related parties	—	—	—	340,419	—		340,419
Contract liabilities – third parties	—	—	—	44,184	—		44,184
Operating lease liabilities – third parties	—	4,454	—	12,306	—		16,760
Accrued expenses and other current liabilities – third parties	714	99,466	—	319,242	—		419,422
Accrued expenses and other current liabilities – related parties	—	4,504	—	286,182	—		290,686
Exchangeable notes	—	378,638	—	—	—		378,638
Convertible notes	20,277	—	—	—	—		20,277
Amounts due to inter-companies	—	115,079	—	611,834	(726,913)	(1)	—
Total current liabilities	20,991	677,783	—	1,785,420	(726,913)		1,757,281
Non-current liabilities
Contract liabilities – third parties	—	—	—	6,245	—		6,245
Operating lease liabilities – third parties	—	39,815	—	52,114	—		91,929
Operating lease liabilities – related parties	—	—	—	12,064	—		12,064
Put option liabilities	11,884	—	—	—	—		11,884
Exchangeable notes	—	—	—	75,678	—		75,678
Convertible notes	—	—	—	81,635	—		81,635
Deferred tax liabilities	—	—	—	—	—		—
Deferred income	—	268,259	—	1,838	—		270,097
Other non-current liabilities – third parties	—	—	—	103,403	—		103,403
Other non-current liabilities – related parties	—	—	—	1,634	—		1,634
Share of losses in excess of investments in consolidated entities	873,881	—	—	—	(873,881)	(2)	—
Total non-current liabilities	885,765	308,074	—	334,611	(873,881)		654,569
Total liabilities	906,756	985,857	—	2,120,031	(1,600,794)		2,411,850
Total mezzanine equity	383,530	—	—	—	—		383,530
SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares	21	160,651	—	251,376	(412,027)	(2)	21
Additional paid-in capital	358,187	56,776	—	700,734	(757,510)	(2)	358,187
Accumulated other comprehensive income	25,267	793	—	1,027	(1,820)	(2)	25,267
Accumulated deficit	(1,588,773)	(113,771)	—	(1,446,862)	1,560,633	(2)	(1,588,773)
Total shareholders’ equity (deficit) attributable to ordinary shareholders	(1,205,298)	104,449	—	(493,725)	389,276		(1,205,298)
Noncontrolling interests	—	—	—	(5,404)	—		(5,404)
Total shareholders’ equity (deficit)	(1,205,298)	104,449	—	(499,129)	389,276		(1,210,702)
Total liabilities, mezzanine equity and shareholders’ deficit	84,988	1,090,306	—	1,620,902	(1,211,518)		1,584,678

	As of December 31, 2022
	US$
	(in thousands)
			The former
	Lotus		VIE
	Technology		and its	Other	Elimination
	Inc.	WFOE	subsidiaries	Subsidiaries	adjustments		Consolidated
ASSETS
Current assets
Cash	353,107	148,949	156,571	77,978	—		736,605
Restricted cash	—	1,955	—	437	—		2,392
Accounts receivable – related parties, net of nil allowance for doubtful accounts	—	788	—	7,757	—		8,545
Inventories	—	—	108	22,595	—		22,703
Prepayments and other current assets – third parties	—	7,598	2,313	34,575	—		44,486
Prepayments and other current assets – related parties	—	69	—	8,663	—		8,732
Amounts due from inter-companies	6,089	112,833	—	5,387	(124,309)	(1)	—
Total current assets	359,196	272,192	158,992	157,392	(124,309)		823,463
Non-current assets
Restricted cash	—	—	—	536	—		536
Investment securities – related parties	8,411	—	—	—	—		8,411
Property, equipment and software, net	—	100,876	14,189	138,406	—		253,471
Intangible assets	—	42	—	116,322	—		116,364
Operating lease right-of-use assets	—	84,972	12,388	61,364	—		158,724
Other non-current assets	—	1,484	1,122	8,377	—		10,983
Investments in consolidated entities	—	230,015	—	116,385	(346,400)	(2)	—
Total non-current assets	8,411	417,389	27,699	441,390	(346,400)		548,489
Total assets	367,607	689,581	186,691	598,782	(470,709)		1,371,952
LIABILITIES
Current Liabilities
Short-term borrowings – third parties	—	—	—	28,748	—		28,748
Accounts payable – third parties	—	—	—	1,466	—		1,466
Accounts payable – related parties	—	—	—	5,770	—		5,770
Contract liabilities – third parties	—	—	—	7,843	—		7,843
Operating lease liabilities – third parties	—	4,848	716	10,251	—		15,815
Accrued expenses and other current liabilities – third parties	—	65,886	35,254	222,159	—		323,299
Accrued expenses and other current liabilities – related parties	—	8,098	801	174,338	—		183,237
Exchangeable notes	—	355,320	—	—	—		355,320
Mandatorily redeemable noncontrolling interest	—	—	11,381	—	—		11,381
Amounts due to inter-companies	—	2,415	10,551	111,343	(124,309)	(1)	—
Total current liabilities	—	436,567	58,703	561,918	(124,309)		932,879
Non-current liabilities
Operating lease liabilities – third parties	—	46,391	1,662	50,910	—		98,963
Exchangeable notes	—	—	71,792	—	—		71,792
Convertible notes	—	—	76,770	—	—		76,770
Deferred tax liabilities	—	—	—	126	—		126
Deferred income	—	258,450	—	—	—		258,450
Other non-current liabilities – third parties	—	—	—	15,824	—		15,824
Other non-current liabilities – related parties	—	170	—	1,584	—		1,754
Share of losses in excess of investments in consolidated entities	451,571	—	—	—	(451,571)	(2)	—
Total non-current liabilities	451,571	305,011	150,224	68,444	(451,571)		523,679
Total liabilities	451,571	741,578	208,927	630,362	(575,880)		1,456,558
Total mezzanine equity	368,409	—	—	—	—		368,409
SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares	21	85,009	155	233,149	(318,313)	(2)	21
Additional paid-in capital	403,103	45,547	39,951	313,752	(399,250)	(2)	403,103
Receivable from shareholders	(26,447)	—	—	—	—		(26,447)
Accumulated other comprehensive income (loss)	17,707	(491)	(1,173)	1,930	(266)	(2)	17,707
Accumulated deficit	(846,757)	(182,062)	(60,527)	(580,411)	823,000	(2)	(846,757)
Total shareholders’ deficit attributable to ordinary shareholders	(452,373)	(51,997)	(21,594)	(31,580)	105,171		(452,373)
Noncontrolling interests	—	—	(642)	—	—		(642)
Total shareholders’ deficit	(452,373)	(51,997)	(22,236)	(31,580)	105,171		(453,015)
Total liabilities, mezzanine equity and shareholders’ deficit	367,607	689,581	186,691	598,782	(470,709)		1,371,952

Notes:

(1)	Represents the elimination of intercompany balances among the Lotus Technology Inc., the WFOE, the former VIE and its subsidiaries and other subsidiaries.
(2)	Represents the elimination of investments among the Lotus Technology Inc., the WFOE, the former VIE and its subsidiaries and other subsidiaries.

Selected Consolidated and Combined Cash Flows Information

The following tables present our condensed consolidating schedule depicting the consolidated and combined cash flows for the fiscal years ended December 31, 2023, 2022, and 2021 of Lotus Technology Inc., the WFOE, the VIEs, other subsidiaries, and corresponding eliminating adjustments separately.

	Year Ended December 31, 2023
	(in thousands)
			The former
	Lotus		VIE
	Technology		and its	Other	Elimination
	Inc.	WFOE	subsidiaries	Subsidiaries	adjustments		Consolidated
Operating activities:
Net cash generated from (used in) operating activities	3,127	(49,744)	(8,281)	(332,034)	—		(386,932)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets	—	(51,656)	—	(162,058)	—		(213,714)
Proceeds from disposal of property, equipment and software	—	4,184	—	933	—		5,117
Payments for purchases of short-term investments	—	—	(38,254)	—	—		(38,254)
Proceeds from sales of short-term investments	—	—	—	37,428	—		37,428
Receipt of government grant related to assets	—	16,345	—	—	—		16,345
Payments for investments in equity investees	—	(2)	(146)	(4,911)	—		(5,059)
Proceeds from disposal of a subsidiary, net of cash disposed	—	—	—	1,379	—		1,379
Loans to related parties	—	—	—	(1,227)	—		(1,227)
Loans to intercompanies	(231,578)	(316,713)	—	(180,466)	728,757	(1)	—
Proceeds from collection of loans from intercompanies	186,148	150,870	—	71,849	(408,867)	(4)	—
Cash contribution to consolidated entities	(302,267)	(22,347)	—	(89,408)	414,022	(3)	—
Net cash used in investing activities	(347,697)	(219,319)	(38,400)	(326,481)	733,912		(197,985)
Financing activities:
Proceeds from settlement of receivable from shareholders	7,514	—	18,625	—	—		26,139
Proceeds from issuance of convertible notes	25,297	—	—	—	—		25,297
Proceeds from issuance of exchangeable notes	—	27,883	—	—	—		27,883
Repayment of mandatorily redeemable noncontrolling interest	—	—	—	(11,554)	—		(11,554)
Payment for redemption of convertible notes	(5,648)	—	—	—	—		(5,648)
Receipts of refundable deposits in connection with the Private Investment in Public Equity (“PIPE”) investments	—	10,000	—	—	—		10,000
Capital contributions by noncontrolling interests	—	—	—	4,460	—		4,460
Proceeds from bank loans	—	182,497	—	298,679	—		481,176
Repayments for bank loans	—	(102,736)	—	(170,161)	—		(272,897)
Payments to a noncontrolling interest in the liquidation of a subsidiary	—	—	(148)	—	—		(148)
Proceeds from loans borrowed from intercompanies	—	180,466	—	548,291	(728,757)	(1)	—
Repayments for loans borrowed from intercompanies	—	(71,849)	—	(337,018)	408,867	(4)	—
Cash contributed by the respective parent companies	—	89,408	—	324,614	(414,022)	(3)	—
Cash transfer due to the Restructuring	—	(32,715)	(125,794)	158,509	—	(5)	—
Net cash provided by (used in) financing activities	27,163	282,954	(107,317)	815,820	(733,912)		284,708
Effect of exchange rate changes on cash and restricted cash	(1,812)	(6,610)	(2,573)	(1,194)	—		(12,189)
Net (decrease) increase in cash and restricted cash	(319,219)	7,281	(156,571)	156,111	—		(312,398)
Cash and restricted cash at the beginning of the year	353,107	150,904	156,571	78,951	—		739,533
Cash and restricted cash at the end of the year	33,888	158,185	—	235,062	—		427,135

	Year Ended December 31, 2022
	(in thousands)
			The former
	Lotus		VIE
	Technology		and its	Other	Elimination
	Inc.	WFOE	subsidiaries	Subsidiaries	adjustments		Consolidated
Operating activities:
Net cash generated from (used in) operating activities	2,682	(144,423)	(8,869)	(200,809)	—		(351,419)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets	—	(71,839)	(2,635)	(58,871)	—		(133,345)
Proceeds from disposal of property, equipment and software	—	33	—	1,038	—		1,071
Payments for purchases of short-term investments	(10,000)	—	(290,662)	—	—		(300,662)
Proceeds from sales of short-term investments	—	—	289,587	—	—		289,587
Payment upon settlement of derivative instruments	(2,652)	2,011	—	—	—		(641)
Payments for investments in equity investees	—	—	(1,920)	(1,194)	—		(3,114)
Loans to related parties	—	—	—	(2,310)	—		(2,310)
Loans to intercompanies	(5,876)	(49,602)	—	—	55,478	(1)	—
Proceeds from collection of advances from an intercompany	—	10,611	—	—	(10,611)	(2)	—
Cash contribution to consolidated entities	(94,688)	(137,200)	—	—	231,888	(3)	—
Net cash used in investing activities	(113,216)	(245,986)	(5,630)	(61,337)	276,755		(149,414)
Financing activities:
Proceeds from settlement of receivable from shareholders	74,638	—	1,509	—	—		76,147
Proceeds from issuance of Series Pre-A Preferred Shares	129,681	—	—	—	—		129,681
Proceeds from issuance of Series A Preferred Shares	187,734	—	—	—	—		187,734
Repayment of exchangeable notes for issuance of Series A Preferred Shares	—	(57,430)	—	—	—		(57,430)
Proceeds from issuance of convertible notes	—	—	75,037	—	—		75,037
Proceeds from issuance of exchangeable notes	—	307,172	71,792	—	—		378,964
Receipt of refundable deposits in connection with the issuance of Series A Preferred Shares	—	28,945	—	—	—		28,945
Repayment of refundable deposits in connection with the issuance of Series A Preferred Shares	—	(28,628)	—	—	—		(28,628)
Consideration payment in connection with reorganization	—	—	—	(50,794)	—		(50,794)
Capital contribution by noncontrolling interests	—	—	149	—	—		149
Repayment of loans from a related party	—	—	—	(9,844)	—		(9,844)
Proceeds from bank loans	—	—	—	28,170	—		28,170
Proceeds from loans borrowed from intercompanies	—	—	—	55,478	(55,478)	(1)	—
Repayment of advances from an intercompany	—	—	(10,611)	—	10,611	(2)	—
Cash contributed by the respective parent companies	—	—	—	231,888	(231,888)	(3)	—
Net cash provided by financing activities	392,053	250,059	137,876	254,898	(276,755)		758,131
Effect of exchange rate changes on cash and restricted cash	(10,161)	(17,008)	(15,900)	(6,148)	—		(49,217)
Net increase (decrease) in cash and restricted cash	271,358	(157,358)	107,477	(13,396)	—		208,081
Cash and restricted cash at the beginning of the year	81,749	308,350	49,094	92,259	—		531,452
Cash and restricted cash at the end of the year	353,107	150,992	156,571	78,863	—		739,533

	Year Ended December 31, 2021
	(in thousands)
			The former
	Lotus		VIE
	Technology		and its	Other	Elimination
	Inc.	WFOE	subsidiaries	Subsidiaries	adjustments		Consolidated
Operating activities:
Net cash used in operating activities	(997)	(77,377)	(7,993)	(40,138)	—		(126,505)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets	—	(13,845)	—	(20,745)	—		(34,590)
Proceeds from disposal of property, equipment and software	—	14	—	—	—		14
Receipt of government grant related to assets	—	279,052	—	—	—		279,052
Advances to an intercompany	—	(11,055)	—	—	11,055	(2)	—
Cash contribution to consolidated entities	—	(108,898)	—	—	108,898	(3)	—
Net cash provided by (used in) investing activities	—	145,268	—	(20,745)	119,953		244,476
Financing activities:
Proceeds from issuance of ordinary shares	58,631	100,690	38,597	—	—		197,918
Proceeds from issuance of convertible notes	23,445	—	—	—	—		23,445
Proceeds from issuance of exchangeable notes	—	125,039	—	—	—		125,039
Proceeds from issuance of mandatorily redeemable noncontrolling interest	—	—	6,299	—	—		6,299
Capital contribution from shareholders	—	15,695	—	—	—		15,695
Dividends paid to a shareholder	—	—	—	(1,880)	—		(1,880)
Consideration payment in connection with reorganization	—	(1,663)	—	—	—		(1,663)
Proceeds from advances from an intercompany	—	—	11,055	—	(11,055)	(2)	—
Cash contributed by the respective parent company	—	—	—	108,898	(108,898)	(3)	—
Net cash provided by financing activities	82,076	239,761	55,951	107,018	(119,953)		364,853
Effect of exchange rate changes on cash	670	698	1,136	439	—		2,943
Net increase in cash and restricted cash	81,749	308,350	49,094	46,574	—		485,767
Cash and restricted cash at the beginning of the year	—	—	—	45,685	—		45,685
Cash and restricted cash at the end of the year	81,749	308,350	49,094	92,259	—		531,452

Notes:

(1)	For the year ended December 31, 2022, Lotus Technology Inc. provided loans in the amount of US$5.9 million to its subsidiary, Lotus Tech UK, and the WFOE provided loans in the amount of US$49.6 million to its subsidiary, Wuhan Lotus Cars. For the year ended December 31, 2023, Lotus Technology Inc. provided loans in the amount of US$231.6 million to its subsidiaries, the WFOE provided loans in the amount of US$316.7 million to its subsidiaries and the other subsidiaries provided loans in the amount of US$180.5 million to WFOE. These transactions were eliminated upon consolidation.
(2)	For the year ended December 31, 2022, the WFOE collected the advances of US$10.6 million from the former VIE. These transactions were eliminated upon consolidation.
(3)	For the year ended December 31, 2021, the WFOE made capital contribution of US$108.9 million to its consolidated entities. For the year ended December 31, 2022, Lotus Technology Inc. made capital contribution of US$94.7 million to its consolidated entities, and the WFOE made capital contribution of US$137.2 million to its consolidated entities. For the year ended December 31, 2023, Lotus Technology Inc. made capital contribution of US$302.3 million to its consolidated entities, the WFOE made capital contribution of US$22.3 million to its consolidated entities, and the other subsidiaries made capital contribution of US$89.4 million to its consolidated entities. The cash transfer were eliminated upon consolidation.
(4)	For the year ended December 31, 2023, the other subsidiaries repaid loans borrowed from Lotus Technology Inc. and the WFOE in the amounts of US$186.1 million and US$150.9 million, respectively, and the WFOE repaid loans borrowed from the other subsidiaries in the amounts of US$71.8 million. These transactions were eliminated upon consolidation.
(5)	For the year ended December 31, 2023, we have implemented the Restructuring. In connection with the Restructuring, the WFOE paid US$32.7 million to acquire 100% equity interest in subsidiaries of the former VIE, and the former VIE transferred all of its cash of US$158.5 million to a subsidiary of the WFOE.
A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Relating to Our Business and Industry

●	The automotive market is highly competitive, and we may not be successful in competing in this industry.
●	Our reliance on a variety of arrangements with Geely Holding, such as agreements related to research and development, procurement, manufacturing, engineering, and IT and human resource related supporting service, could subject us to risks.
●	We may not succeed in continuing to maintain and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.
●	We have a limited operating history and our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving.
●	We have not been profitable and had negative net cash flows from operations. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern.
●	We have received a limited number of orders for our vehicles, some of which may be cancelled by customers despite their deposit payment and online confirmation.
●	We currently depend on revenues generated from a limited number of vehicle models.

Risks Relating to Doing Business in China

●	Failure to meet the PRC government’s complex regulatory requirements on and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities.
●	We may be adversely affected by the complexity, uncertainties and changes in regulations of mainland China on automotive as well as internet-related businesses and companies.
●	The approval of and/or filing with CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work.
●	Our securities may be prohibited from trading in the U.S. under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Intellectual Property and Legal Proceedings

●	We may need to defend ourselves against intellectual property right infringement, misappropriation, or other claims, which may be time-consuming and would cause us to incur substantial costs.

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
●	As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Relating to Our Securities

●	If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, the price for our ADSs and the trading volume could decline significantly.
●	Resales of our securities by our securityholders may cause the market price of the our securities to drop significantly, even if our business is doing well.
●	The trading prices of our ADSs and Warrants may be volatile and a market for our ADSs may not develop, which would adversely affect the liquidity and price of our ADSs.

Risks Relating to Our Business and Industry

The automotive market is highly competitive, and we may not be successful in competing in this industry.

The global automotive market is highly competitive and has historically been associated with significant barriers to entry, including large capital requirements for and investment costs of developing, designing, manufacturing and distributing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image and the need to establish sales and service locations. We have strategically entered into the sustainable luxury BEV market, and we face a variety of added challenges that a traditional automobile manufacturer would not encounter, including additional costs of developing and producing an electric powertrain that has comparable performance to a traditional gasoline engine in terms of range and power, inexperience with servicing electric vehicles, regulations associated with the transport of batteries, and the need to establish or provide access to sufficient charging locations and unproven high-volume customer demand for fully electric vehicles. We expect the sustainable luxury BEV market segment to become even more competitive in the future as additional players enter into this segment. We compete with competitors all around the world. Our vehicles also compete with ICE vehicles as well as new energy vehicles.

Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products.

We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, local protectionism, brand recognition product quality and performance, technological innovation, product design and styling, pricing, safety, and customer service. Increased competition may lead to lower vehicle unit sales and increased inventory, which may adversely affect our business, financial condition, operating results, and prospects. Our ability to successfully overcome the industry barriers of and compete in our market will be fundamental to our future success in existing and new markets and our market share. There can be no assurance that we will be able to successfully overcome the industry barriers of and compete in our markets. If our competitors introduce new cars or services that successfully compete with or surpass the quality or performance of our cars or services at more competitive prices, we may be unable to satisfy existing customers or attract new customers at such prices and levels and our business, financial condition, results of operations, and prospects will be affected.

Our reliance on a variety of arrangements with Geely Holding, such as agreements related to research and development, procurement, manufacturing, engineering, and IT and human resource related supporting service, could subject us to risks.

We have entered into a variety of agreements, such as agreements related to research and development, procurement, manufacturing, engineering, and IT and human resource related supporting service with our strategic partner, Geely Holding. Our reliance on these agreements subjects us to a number of significant risks, including the risk of being unable to operate as a standalone business, launch new vehicles, reach our development and production targets or focus our efforts on core areas of differentiation.

Of particular importance for our operations are the related party agreements with Geely Holding and its affiliate entities. These related party agreements include the Technology License Agreement, the Manufacture Cooperation Agreement, and the Supply of Framework Agreement, amongst other areas. These agreements are described in more detail in this annual report under “Certain Relationships and Related Person Transactions—Related Party Transactions.” These partnerships permit us to benefit from Geely Holding’s decades of experience investing in established auto-manufacturers while focusing our efforts on core areas of differentiation, such as design, research and development, performance, and rapid adoption of the latest technologies and sustainability solutions. We intend to continue to rely on our partnership with Geely Holding as part of our strategy.

Collaboration with Geely Holding for research and development, procurement, manufacturing, and engineering is subject to risks with respect to operations that are outside of our control. We currently rely and expect to continue to rely on Geely Holding, in terms of research and development, procurement, manufacturing, and engineering with regard to our vehicles. We cannot provide any assurance as to whether Geely Holding will be able to develop efficient, automated, low-cost production capabilities and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design, and production standards, as well as the production volumes, required to successfully commercialize our vehicles. Even if Geely Holding is successful in developing high volume production capabilities and processes and reliably source its component supplies, no assurance can be given as to whether it will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond its and our control, such as problems with suppliers and vendors, or force majeure events, or in time to meet our commercialization schedules or to satisfy the requirements of existing and potential customers. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material and adverse effect on our business, results of operations, financial condition and prospects. There is risk of potential disputes with Geely Holding, and we could be affected by adverse publicity related to Geely Holding whether or not such publicity is related to their collaboration with us. Our ability to successfully build a luxury lifestyle vehicle brand could also be adversely affected by perceptions about the quality of Geely Holding’s vehicles. In addition, although we are involved in each step of the supply chain and manufacturing process, given that we also rely on Geely Holding to meet our quality standards, there can be no assurance that we will successfully maintain quality standards.

If we are unable to maintain collaboration and partnership with Geely Holding, we may be unable to enter into new agreements with new third-party manufacturing partners on terms and conditions acceptable to us or at all, our ability to operate as a standalone business, produce vehicles, reach our development and production targets or focus our efforts on core areas of differentiation could be materially and adversely affected. Besides, we generated a portion of revenue from automotive design and development services provided to Geely Holding. If we are unable to maintain collaboration with Geely Holding, our financial performance would be directly and adversely affected. There can be no assurance that in such event we would be able to partner with other third parties to meet our needs on acceptable terms or at all. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition, and prospects.

Furthermore, our supply chain efficiency also relies heavily on Geely Holding, largely attributable to its bargaining power derived from its volume and reputation. Failure to maintain agreements or partnership with Geely Holding could adversely affect our relationships with suppliers and there is no assurance that in such event we would be able to maintain relationships with current suppliers or to secure new suppliers to meet our needs on comparable and acceptable terms. If neither we nor Geely Holding enters into longer-term supplier agreements with guaranteed pricing for our parts or components, we may be exposed to fluctuations in prices of components, materials and equipment. For more details, see “—Risks Relating to Our Business and Industry—We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply” and “—Risks Relating to Our Business and Industry—We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.”

We may not succeed in continuing to maintain and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.

Our business and prospects will heavily depend on our ability to maintain and strengthen the “Lotus” brand associated with design, sustainability, and technological excellence. We obtained licenses from Group Lotus Limited to use the trademarks in the “Lotus” brand on lifestyle vehicles, parts and components. There is no assurance that our vehicles will maintain and strengthen a reputation comparable to that of Lotus’ sports vehicle segment. If we fail to do so we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality vehicles and services and engage with our customers as intended, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain, and strengthen the brand will depend heavily on the success of our branding efforts. We market our brand through media, word-of-mouth, events, and advertising. Such efforts may not achieve the desired results. If we do not maintain and strengthen a strong brand, our business, financial condition, results of operations, and prospects will be materially and adversely affected.

The trademark licenses granted to us to use the “Lotus” brand are on a royalty-free and worldwide basis and are for use of the trademarks (i) exclusively (subject to any existing licenses already granted) for lifestyle vehicles and parts and components in relation thereto that we design, develop, manufacture, assemble, distribute and sell; (ii) non-exclusively for our business of providing related after-sale services for the lifestyle vehicles; (iii) non-exclusively on related products (excluding anything relating to sports cars); and (iv) any other occasions in relation to the business as duly approved by its board (excluding anything relating to sports cars). Due to certain of the licenses being non-exclusive, third parties may also be able to use the trademarks in the “Lotus” brand for similar purposes. The trademark licenses will terminate upon (1) a material breach of any terms of the license agreement of any party and non-remedy of such breach within 30 days after being notified in writing of the breach; (2) a takeover, liquidation, or arrangement with a party’s creditors or a party ceasing or threatening to cease to carry on its business; (3) a loss of power of the licensor’s majority shareholders as a whole to directly or indirectly instruct and control the management of the licensor; or (4) our material breach of any terms of the shareholders’ agreement and non-remedy of such breach within 30 days after being notified in writing of the breach.

Since we are not the owners of the trademarks in the “Lotus” brand, we depend on the ability of Group Lotus Limited to obtain, maintain and enforce such trademarks in the “Lotus” brand. While we are able to request that Group Lotus Limited file additional, similar trademark applications to those that are currently licensed, Group Lotus Limited may determine not to pursue such applications. Furthermore, Group Lotus Limited may determine not to adequately protect or pursue litigation against other companies or may pursue such litigation less aggressively than we would. Additionally, Group Lotus Limited may allege that we have breached our license agreement with them, and accordingly seek to terminate the license, which could adversely affect our competitive business position and harm our business prospects.

Licensing of trademarks involves complex legal and business issues. Disputes may arise regarding trademarks subject to such licensing agreement, including (i) the scope of rights granted under such license agreement and other interpretation-related issues; and (ii) our diligence obligations under the license agreement and what activities satisfy those diligence obligations. If disputes over trademarks that we have or may in the future license prevent or impair our ability to maintain our current or future licensing arrangements on acceptable terms, we may be unable to successfully commercialize the affected products. We are generally also subject to all of the same risks with respect to protection of trademarks that we may license as we are for trademarks that we own. If we or any of our current or future licensors fail to adequately protect these trademarks, our ability to commercialize our products could suffer.

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. For example, from time to time, our vehicles are reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect consumer perception about our vehicles. Negative publicity about us, such as alleged misconduct, unethical business practices, or other improper activities, or rumors relating to our business, directors, officers, employees, or shareholders, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. Such allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal or administrative actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the auto industry, especially the EV industry, or product or service quality problems of other automakers in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. In particular, given the popularity of social media, any negative publicity, whether true or not, such as road accidents, vehicle self-ignition, or other perceived or actual safety issues, could quickly proliferate and harm customer perceptions of, and confidence in, our brand. Perceived or actual concerns about battery deterioration that are often associated with EVs could also negatively impact customer confidence in BEVs in general and our vehicles in particular. If we are unable to maintain and strengthen our reputation or further strengthen our brand recognition, our ability to attract and retain customers, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations could be materially and adversely affected.

We have a limited operating history and our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving.

Our EV business was founded in 2018. Our first vehicle model, Eletre, was launched in 2022. There is limited historical basis for making judgments on the demand for our vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business.

The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver on a large scale automobiles of high quality and appeal to customers. We have entered into an agreement with Geely Holding to manufacture our new BEV lifestyle models for the global market using the Wuhan manufacturing facility. We expect the Wuhan manufacturing facility will continue production and, with additional investment in necessary tooling and fixture upgrades, our planned Sedan and SUV. To date, we have limited automobile manufacturing experience, and therefore cannot assure you that we will be able to achieve our targeted production volume of commercially viable vehicles on a timely basis, or at all.

Our continued development, manufacturing, and delivery of high quality automobiles to achieve our targeted production volume are and will be subject to risks, including with respect to:

●	delays in our EV technology development;
●	lack of necessary funding;
●	delays or disruptions in our supply chain;
●	quality control deficiencies;
●	inability to adapt to changing market conditions and manage growth effectively;
●	incompliance with environmental, workplace safety, and regulations; and
●	cost overruns.

Historically, automakers are expected to periodically introduce new and improved models to stay abreast of the market. To remain competitive, we may be required to introduce new vehicle models and perform facelifts on existing vehicle models earlier or more frequently than originally planned, which would require us to invest to a larger extent in research and development. We cannot assure you that facelifts on our current and future models will appeal to our customers as we expect, or that any introduction of new models or facelifts will not adversely affect the sales of existing models.

Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any difficulties in providing us with or developing necessary components, we could experience delays in delivering vehicles. See also “—Risks Relating to our Business and Industry—We are dependent on suppliers, many of whom are our single source suppliers for the components they supply.” Any delay in the development, manufacturing, and delivery of our current or future models, or in performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, and our growth prospects.

Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

We have not been profitable and had negative net cash flows from operations. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern.

We have not been profitable since our inception. We incurred net loss of US$750.3 million, US$724.6 million and US$110.5 million in 2023, 2022 and 2021, respectively. In addition, we had negative net cash flows from operating activities of US$386.9 million, US$351.4 million and US$126.5 million in 2023, 2022 and 2021, respectively. As of December 31, 2023, 2022 and 2021, our accumulated deficit was US$1.6 billion, US$846.8 million and US$122.8 million, respectively. We incurred capital expenditures of US$213.7 million, US$133.3 million and US$34.6 million in 2023, 2022 and 2021, respectively. Historically, we relied principally on proceeds from the issuance of exchangeable notes, convertible notes and related party borrowings to finance our operations and business expansion. We will require additional liquidity to continue our operations over the next 12 months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to obtaining additional loans from banks or related parties and renewal of existing loans when they are due and improving operational efficiency to grow revenues and control expenses. The feasibility of such plan is contingent upon many factors out of our control, and is highly uncertain and difficult to predict. We may also seek additional equity or debt financing in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all, and there could be potential significant negative impact on our ability to continue its operations.

The pressure on us to generate positive cash flow may be further exacerbated by our contractual obligations, including capital commitments, operating lease commitments, borrowings, and debts. We expect to continue to invest in the production ramp-up of our vehicle models, expansion of sales and servicing network, design and testing of new models, and research and development to further expand our business. These investments may not result in revenue increases or positive net cash flow on a timely basis, or at all. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us on reasonable terms or at all. These factors give rise to substantial doubt over our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The accompanying consolidated and combined financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We may not generate sufficient revenues and may incur substantial losses for a number of reasons, including lack of demand for our vehicles, increasing competition, and other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in deriving revenues or achieving profitability.

We have received a limited number of orders for our vehicles, some of which may be cancelled by customers despite their deposit payment and online confirmation.

We have received a limited number of orders for our vehicles. Our customers may cancel their orders for many reasons outside of our control, and we have experienced cancellation of orders in the past. In addition, customers may terminate their orders even after such orders are deemed automatically confirmed on the expiry of two days after a customer has paid his or her deposit and has not cancelled the order during such period. The time lag between reservation to delivery could also impact customer decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments, and other factors. If we encounter delays in the deliveries of our current or future vehicle models, or if the finalized design and specifications do not match the prototypes we developed, a significant number of orders may be cancelled. As a result, we cannot assure you that orders will not be cancelled or that such orders will ultimately result in the final purchase, delivery, and sale of the vehicles. Such cancellations could harm our business, brand image, financial condition, results of operations, and prospects.

We currently depend on revenues generated from a limited number of vehicle models.

Our business will initially depend substantially on the sales and distribution of Eletre, Emira, Evija and Emeya. Customers tend to expect OEMs to offer a wide range of product portfolio and continue to upgrade their existing products. To better meet our customers’ demand, we plan to introduce two future new BEV models in the near future, and plan to upgrade our existing models on an ongoing basis. To the extent our product variety and cycle does not meet consumer expectations, or we cannot achieve our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that, for the foreseeable future, our business will depend on a limited number of vehicle models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected, which, in turn, could materially and adversely affect our business, financial condition, and results of operations.

Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.

We launched Eletre in 2022 and commenced deliveries of Eletre in China and Europe in 2023. We launched Emeya in September 2023 and began deliveries in China in March 2024 and expect to begin deliveries in Europe in the second half of 2024. We also started deliveries of Evija in 2024. In addition, we expect to launch new vehicle models in the near future as we ramp up our business. Automobile manufacturers often experience delays in the design, manufacture, and commercial release of new vehicle models. We plan to target a broader market with our future vehicles, and to the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines. Any delay in the manufacture and launch of our current or future models due to any factors, or in refreshing or performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, results of operations, and growth prospects.

Our vehicles are subject to homologations and motor vehicle safety standards and the failure to acquire homologations or satisfy mandated safety standards in jurisdictions we operate would materially and adversely affect our business and results of operations.

All vehicles sold must comply with various standards governing the market in which the vehicles are sold. In particular, our vehicles must meet or exceed all mandated safety standards to be certified under applicable regulations in jurisdictions we plan to sell our vehicles. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving these standards. We have incurred, and expect to continue to incur, significant costs in complying with these regulations.

In the EU, vehicles must be type-approved under EU Regulation 2018/858, or the Whole Vehicle Type Approval, and must comply with vehicles safety standard under EU Regulation 2019/2144. In the U.K., vehicles must be type-approved under the GB Type Approval Scheme from February 1, 2024 or under the Provisional GB Type Approval Scheme up until February 1, 2024, and must conform with the EU Regulation 661/2009 which was adopted as retained EU law by virtue of the European Union (Withdrawal) Act 2018 and implemented by the Road Vehicles (Approval) Regulations 2020. In the U.S., vehicles must be to certified to meet all applicable Federal Motor Vehicle Safety Standards, federal bumper standards, and federal anti-theft standards issued and administered by the National Highway Traffic Safety Administration. In addition, each state in the U.S. may impose additional vehicle safety requirements with respect to vehicle equipment or components that are not regulated by a federal standard. For more discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations— Global Government Regulations—Regulations on Type Approval” and “Item 4. Information on the Company—B. Business Overview—Regulations—Global Government Regulations—Regulations on Safety.” As of the date of this annual report, Eletre has received type approval in the EU and the U.K. while it has not received type approval in the U.S. and Emeya has received type approval in the EU while it has not received type-approval in the U.K. or the U.S.

In China, each vehicle model must pass various tests and undergo a certification process and be affixed with the China Compulsory Certification, or CCC, before we receive delivery of vehicles from the factory, import or sell such vehicles, or use such vehicles for commercial activities, and such certification is also subject to periodic renewal. Although we have obtained the CCC for Eletre, Emira and Emeya, there is no guarantee that we will be able to renew such certification upon expiry in the future or to obtain CCC for our future vehicles. To the extent that it takes us longer to acquire or we eventually fail to acquire the CCC certification for any of our future vehicles or we are unable to renew the CCC certification for any vehicle, we could experience delays in delivering or fail to deliver at all, which would have a material and adverse effect on our reputation, business, financial condition, and results of operations. Furthermore, the PRC government and issuing agencies of such certification may carry out supervisory activities on certified vehicles, including routine and unscheduled, and impromptu inspections. In the event that a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the certification could be revoked. With effect from the date of revocation or during suspension of the certification, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold, imported, or used in other commercial activities.

These laws and standards are subject to change from time to time, and we could become subject to additional safety regulations in jurisdictions we operate in the future, which would increase the effort and expense of compliance. To the extent that it takes us longer to acquire or we eventually fail to acquire or renew safety standard certification in jurisdictions we plan to sell any of our existing or future vehicles, we could experience delays in delivering or fail to deliver at all, which would have a material and adverse effect on our reputation, business, financial condition, and results of operations.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt luxury electric vehicles, which is associated with consumers’ demand for automobile and luxury vehicles, and adoption of new energy vehicles.

Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As our business grows, economic conditions and trends will impact our business, prospects, and operating results. A weak or uncertain macroeconomic environment, high or increasing inflation (including in relation to energy prices) and interest rates, stagnant or declining wages and restrictive lending policies may reduce consumers’ net purchasing power and lead existing and potential customers to refrain from purchasing a new vehicle. Demand for our vehicles may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, and cost of fuel and governmental regulations, including tariffs, import regulation, and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results.

Our future growth also depend on consumers’ demand for luxury vehicles. The economic environment and macroeconomic conditions influence levels of disposable income and consumer spending, thereby impacting demand for luxury vehicles, and defer a purchase further or to purchase a more affordable model with fewer optional features at a lower price. Further, a weak or uncertain economic environment, especially when combined with low consumer confidence, may disproportionately reduce demand for luxury vehicles, due to the discretionary nature of such purchases. A decrease in potential customers’ disposable income or their financial flexibility, an increase in the overall cost of financing or consumer concerns about the social perception of purchasing luxury products will therefore generally have a negative impact on demand for the our vehicles.

Demand for our luxury BEVs will also highly depend upon the adoption by consumers of new energy vehicles in general and electric vehicles in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, price and other competition, evolving government regulation and industry standards, and changing consumer demands and behaviors. Other factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

●	perceptions about electric vehicle quality, safety, design, performance, and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, whether or not such vehicles are produced by us or other manufacturers;
●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including electric vehicle and regenerative braking systems;
●	the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;
●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;
●	concerns about electric grid capacity and reliability;
●	the availability of new energy vehicles;
●	improvements in the fuel economy of traditional ICE;
●	the availability of service for electric vehicles;
●	the environmental consciousness of consumers;
●	access to charging stations, standardization of electric vehicle charging systems, and consumers’ perceptions about convenience and cost to charge an electric vehicle;
●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;
●	perceptions about and the actual cost of alternative fuel; and
●	macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our luxury electric vehicles and use our services. If the market for luxury electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition, and operating results will be affected.

Our sales depend in part on our ability to establish and maintain confidence in our business prospects among consumers, analysts and others within our industry.

Consumers may be less likely to purchase our vehicles if they do not believe that our business will succeed or that our operations, including service and customer support operations, will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, to build, maintain and grow our business, we must establish and maintain confidence among customers, suppliers, analysts and other parties with respect to our liquidity and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including our limited operating history, others’ unfamiliarity with our vehicles, uncertainty regarding the future of electric vehicles, any delays in scaling production, delivery and service operations to meet demand, competition and our production and sales performance compared with market expectations. Many of these factors are largely outside of our control, and any negative perceptions about our business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional capital in the future. In addition, a significant number of new electric vehicle companies have recently entered the automotive industry. If these new entrants or other manufacturers of electric vehicles go out of business, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including us, and further challenging customer, supplier and analyst confidence in our business prospects.

Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in electric vehicle technology may materially and adversely affect the demand for our electric vehicles.

We operate in the electric vehicle market, which is rapidly evolving and may not develop as we anticipate. The regulatory framework governing the industry in various countries is currently uncertain and may remain uncertain for the foreseeable future. As our industry and our business develop, we may need to modify our business model or change our services and solutions. Such changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.

Furthermore, we may be unable to keep up with changes in electric vehicle technology and, as a result, our competitiveness may suffer. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models in order to equip our vehicles with the latest technology, in particular battery cell technology. Such upgrades could involve substantial costs and lower our return on investment for existing vehicles. There can be no assurance that we will be able to compete effectively with alternative vehicles or source and integrate the latest technology into our vehicles, against the backdrop of our rapidly evolving industry. Even if we are able to keep pace with changes in technology and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the ICE, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, compressed natural gas may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to successfully react to changes in existing technologies could materially harm our competitive position and growth prospects.

We are subject to risks associated with intelligent driving technology and uncertain and evolving regulations pertaining to intelligent driving in jurisdictions we operate.

We rely on third-party suppliers for certain technologies and components used in our ADAS, and any defects in or quality issues with those technologies and components could result in actual or perceived quality issues with our vehicles. We plan to enhance and expand the intelligent driving capabilities of our vehicles through ongoing research and development. However, we cannot guarantee that our vehicles will achieve its targeted assisted or intelligent driving functionality within its projected timeframe, or ever. In addition, intelligent driving as an evolving and complex technology is subject to risks, and from time to time there have been accidents associated with such technology. The safety of such technology depends in part on user interaction and users may not be accustomed to using such technology. To the extent accidents associated with our future intelligent driving technology occur, we could be subject to liability, government scrutiny, and further regulation. Any of the foregoing could materially and adversely affect our brand image, financial condition, results of operations, and growth prospects.

In addition, ADAS technology is subject to considerable international regulatory uncertainty as the laws in different jurisdictions we operate evolve to catch up with the rapidly evolving nature of the technology itself, all of which is beyond our control. There is a variety of international, federal and state regulations that may apply to intelligent driving and driver-assisted vehicles. For example, in the EU, certain vehicle safety regulations apply to intelligent driving braking and steering systems, and certain treaties also restrict the legality of certain higher levels of self-driving vehicles. In the U.K., The Automated and Electric Vehicles Act 2018 provides a framework for ADAS regulations in the U.K. In the U.S., there are currently no federal U.S. regulations imposing additional mandatory safety or performance requirements on intelligent driving vehicles. Certain states have legal restrictions on intelligent driving vehicles, and many other states are considering them. See “Item 4. Information on the Company—B. Business Overview—Regulations—Global Government Regulations—Regulations on Automated Driving/Advanced Driver Assistance System (AD/ADAS).” For discussion on regulations on ADAS technology in China, see “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Government Regulations—Regulations on Intelligent Connected Vehicles and Autonomous Driving.”

Intelligent driving laws and regulations are expected to continue to evolve in numerous jurisdictions globally, which increases the likelihood of a patchwork of complex or conflicting regulations that may delay products or restrict intelligent driving features and availability, which could adversely affect our business. Our vehicles may not achieve the requisite level of autonomy that may be required in some countries or jurisdictions for certification and rollout to consumers or may not satisfy changing regulatory requirements which could require us to redesign, modify or update our ADAS hard-ware and related software systems. Any such requirements or limitations could impose significant expense or delays and could harm our competitive position, which could adversely affect our business, prospects, results of operations and financial condition.

We are dependent on suppliers, many of whom are our single source suppliers for the components they supply.

Our success depends upon our and our manufacturing partner’s ability to enter into new supplier agreements and maintain our relationships with suppliers who are critical and necessary to the output and production of our vehicles. We rely on suppliers to provide key components and technology for our vehicles.

Many of our suppliers are currently single source suppliers for components of our vehicles, and we expect that this to be similar for any other future vehicle we may produce. While we try to obtain components from multiple sources whenever possible, similar to other automobile providers, many of the components used in our vehicles are purchased from a single source, which exposes us to multiple potential sources of delivery failure or component shortages. To date, we have no qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers. Agreements for the purchase of battery cells and other components contain or are likely to contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials and equipment, whether due to supply chain or logistics issues or due to inflation, would increase our operating costs and could reduce our margins if it cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers or potential customers and could adversely affect our business, prospects, financial condition, and results of operations. Furthermore, qualifying alternate suppliers or developing our own replacements for certain highly customized components of our existing and future vehicles may be time consuming and costly. A recent supply chain disruption related to certain EV components could expose us to delayed deliveries and component shortages in 2024. There can be no assurance that our business, financial condition, and results of operations will not be materially and adversely affected by future supply chain disruptions. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition, and prospects.

The supplier agreements for our current or future vehicles may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If the suppliers and strategic partners become unable to provide, or experience delays in, providing components or technology, or if the supplier agreements we have in place are terminated, it may be difficult to find replacement components and technology. Changes in business conditions, pandemics, governmental changes, and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components or technology from our suppliers.

Further, we rely on Geely Holding’s bargaining power derived from its volume and reputation in negotiating supply agreements for the production of our vehicles and we may be at a disadvantage due to our limited operating history as a standalone business. There is the possibility that finalizing the supply agreements for the parts and components of our vehicles will cause significant disruption to our operations, or such supply agreements could be priced in manners that make it difficult for us to operate profitably.

We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.

Significant costs are incurred related to procuring raw materials required to manufacture and assemble our vehicles. Various raw materials are used in our vehicles including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel as well as cobalt. The prices for these raw materials fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and could adversely affect our business and operating results. Our business also depends on the continued supply of battery cells for our vehicles. Battery cell manufacturers may refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. We are exposed to multiple risks relating to availability and pricing of quality lithium-ion battery cells. These risks include:

●	the inability or unwillingness of current battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;
●	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
●	an increase in the cost of raw materials, such as lithium, nickel, and cobalt, used in lithium-ion cells.

We do not control our suppliers or their business practices. Accordingly, we cannot guarantee that the quality of the components manufactured by them will be consistent and maintained to a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our vehicles and hence compromise our brand image and results of operations.

Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials or components would increase our operating costs, and could reduce our margins. In addition, a growth in popularity of electric vehicles without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us or impact our prospects.

We hold our suppliers to high ethical standards of code of conducts in areas such as human rights, labor conventions such as prohibition of forced labor and child labor, environmental protection and anti-corruption. However, violations of any of the foregoing by our major suppliers could have material impacts on our operations caused by supply chain disruptions and human rights-based trade restrictions.

The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Since October 2020, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to, among other factors, the COVID-19 pandemic, an increase in global demand for personal computers for work-from-home economies, and controls and restrictions on the import or export of semiconductor chips imposed or intended to be imposed by the U.S. and various foreign governments. We cannot assure you that we will be able to continue to obtain sufficient quantity of chips or other semiconductor components at a reasonable cost. In addition, similar to other components, many of the semiconductor components used in our vehicles are purchased from limited sources although we reserve the flexibility to obtain the components from multiple sources. If the suppliers of the semiconductor components become unable to meet our demand on acceptable terms, or at all, we may be required to switch to other suppliers, which could be time consuming and costly. If we fail to find alternative suppliers in time, or at all, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition.

We plan to expand our business and operations internationally to various jurisdictions in which we do not currently operate and where we have limited operating experience, all of which exposes us to business, regulatory, political, operational and financial risk.

We conduct our business worldwide. For example, LTIL and Lotus Tech Creative Center operate in the U.K., Lotus Tech Innovation Center GmbH operates in Germany, and Lotus Cars Europe B.V. operates in Netherlands. One of our key business strategies is to pursue international expansion of our business operations and market our products in multiple jurisdictions, and the global nature of our business could have a material adverse effect on our business, financial condition, and results of operations. As a result, our business is and we expect that our business will be subject to a variety of risks and challenges associated with doing business internationally and entering into new markets, including an increase in our expenses and diversion of the management’s attention from other aspects of our business. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:

●	changes in, or impositions of, legislative or regulatory requirements on automotive industry and supply chain management;
●	issues related to export or import restrictions, including deemed export restrictions, tariffs, quotas, and other trade barriers and restrictions, as well as overseas shipment schedules and custom clearance requirements and processes;
●	international economic and political conditions, and other political tensions between countries in which we do business;
●	burdens of conforming our vehicles to various international regulatory requirements where our vehicles are sold, and unexpected changes in such regulatory requirements and enforcement, in connection with type approval, safety, data protection and privacy, automated driving, environmental protection, recall, distribution, government incentives, batteries regulations, and end-of-life regulations, among others. See “Item 4. Information on the Company—B. Business Overview—Regulations—Global Government Regulations;”
●	complexities and difficulties in obtaining intellectual property protection and reduced protection for intellectual property rights in some countries;
●	difficulties in staffing and managing global operations and the increased travel, infrastructure and le-gal compliance costs associated with multiple international locations and subsidiaries;
●	conforming to foreign labor laws, regulations and restrictions;
●	local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anticorruption laws and regulations;
●	establishing localized supply chains and managing international supply chain and logistics costs;
●	establishing sufficient charging points for our customers in those jurisdictions, via partnerships or, if necessary, via development of our own charging networks;
●	difficulties attracting customers in new jurisdictions;
●	higher levels of credit risk and payment fraud;
●	changes in diplomatic and trade relationships, including political risk and customer perceptions based on such changes and risks;
●	disruptions of capital and trading markets and currency fluctuations;
●	management of tax consequences and compliance;

●	increased costs due to imposition of climate change regulations, such as carbon taxes, fuel or energy taxes, and pollution limits; and
●	other challenges caused by distance, language, and cultural differences, making it harder to do business in certain international jurisdictions.

If our sales are delayed or cancelled because of any of the above factors, our revenue may be adversely affected. In addition, we may be subject to increased regulatory risks and local competition in various jurisdictions where we plan to expand operations but has limited operating experience. Such increased regulatory burden and competition may limit the available market for our products and services and increase the costs associated with marketing the products and services where we are able to offer our products. We may also face local protectionism in some of our target markets that could hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic automotive manufacturer. For example, in September 2023, the European Commission announced that an investigation will be launched on whether to impose punitive tariffs to protect the EU producers against cheaper Chinese electric vehicle imports it says are benefiting from state subsidies. If there are any adverse findings during or upon the conclusion of such investigation, the European Commission may impose countervailing duties or punitive tariffs, which may in turn negatively affect our operations and planned future expansion in Europe. For example, we may be required to increase the price of our products in Europe, which may decrease our sales. If we are unable to manage the complexity of global operations successfully, or fail to comply with any of the regulations in other jurisdictions, our financial performance and operating results could suffer.

We may be unable to adequately control the costs associated with our operations.

We have devoted significant capital to developing and growing our business, including developing our first model, Eletre, expanding our sales and servicing network and building our headquarters in Wuhan. In addition, we plan to introduce two future new BEV models the near future. We expect to further incur significant costs that will impact our profitability, including research and development expenses as we roll out new models and improve existing models, additional operating costs and expenses for production ramp-up, selling and distribution expenses as we continue to build our brand and market our vehicles, and additional costs associated with being a public company. Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may also face increased costs in connection with the services we provide, including after-sale services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to design, develop, market, sell, and service our vehicles and provide services, or if the manufacturing of our vehicles could not be conducted in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.

If we fail to manage our growth effectively, we may not be able to market and sell our vehicles successfully.

We have expanded our operations, and as we ramp up our production, significant expansion will be required, especially in connection with potential increases in sales, providing our customers with high-quality servicing, expansion of our retail, delivery, and servicing center network, and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

●	managing our supply chain to support fast business growth;
●	maintaining our partnership with Geely Holding to manufacture our vehicles;
●	managing a larger organization with a greater number of employees in different divisions;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, sales, and service facilities;
●	implementing and enhancing administrative infrastructure, systems, and processes; and
●	addressing new markets and potentially unforeseen challenges as they arise.

Any failure to manage our growth effectively could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to obtain additional equity or debt financing that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development, expand our production capacity, and roll out our sales network, and delivery and servicing centers. As we ramp up our production capacity and operations we may also require significant capital to maintain our property, plant, and equipment and such costs may be greater than what we currently anticipate. We expect that our level of capital expenditures will be significantly affected by consumer demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be significantly different from what we currently anticipate. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we may need to significantly reduce our spending, delay or cancel our planned investment or expansion activities, or substantially change our corporate structure. We might not be able to obtain any funding or service any of the debts we incurred, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

We have entered into a put option agreement with each of Geely HK and Etika, pursuant to which each of Geely and Etika will have an option to require us to purchase at a pre-agreed price, the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd. The put options are exercisable during the period from April 1, 2025 to June 30, 2025 upon satisfaction of the condition that the total number of vehicles sold by Lotus Advance Technologies Sdn Bhd and its subsidiaries exceeds 5,000 in 2024 (with the exercise of such options by Geely HK and Etika not cross-conditioned on one another). The exercise of the put options to require us to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd may represent a significant financial obligation that could have a material adverse impact on our liquidity, results of operations, and financial condition.

In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in an increase in debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

If our suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing high quality electric vehicles while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control our independent suppliers or their business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

Violation of labor or other laws by our suppliers or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our electric vehicles. If we, or other manufacturers in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, results of operations, and financial condition.

We may not be able to expand our physical sales network cost-efficiently. Our distribution model is different from the currently predominant distribution model for automakers, and its long-term viability is unproven.

Our distribution model is not common in the automotive industry today. In particular, in China, our vehicles are sold either directly to users (rather than through dealerships) or through city partners that act as our sales agents and collect sales commissions on such sales. As of December 31, 2023, we had 215 stores in our global distribution network. We plan to further expand our physical sales network through a balanced combination of company-operated stores and partner stores. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner. We may need to invest significant capital and management resources to operate existing company-operated stores and open new ones, and there can be no assurance that we will be able to improve the operational efficiency of our company-operated stores.

Our direct-to-consumer approach to vehicle distribution is relatively new and its long-term effectiveness is unproven, especially in China. It thus subjects us to substantial risks as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems as compared to the traditional dealership system. For example, we will not be able to utilize long established sales channels developed through a dealership system to increase our sales volume. Moreover, we will be competing with automakers with well established distribution channels and we may not be able to satisfy customer expectations.

We also leverage our network of city partners as a pipeline of potential sales partners. However, we may not be able to identify, attract, and retain a sufficient number of city partners with the requisite experience and resources to operate our partner stores. Our city partners are responsible for the day-to-day operation of their stores. Although we offer the same training and implement the same service standards for staff from both company-operated stores and partner stores, we have limited control over how our city partners’ businesses are run. If our city partners fail to deliver high quality customer service and resolve customer complaints in a timely manner, or if any of their misconduct damages our brand image and reputation, our business could be adversely affected. Furthermore, we may experience disagreements or disputes in the course of our relationship with our city partners or upon termination of our relationships with city partners, which may lead to financial costs, disruptions, and reputational harm.

Our vehicles may not perform in line with customer expectations and may contain defects.

Our vehicles may not perform in line with customer expectations. Any product defect or any other failure of our vehicles to perform or operate as expected could harm our reputation and result in negative publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand, significant expenses including warranty claims, and other consequences that could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our vehicles may have design and manufacturing defects. The design and manufacturing of our vehicles are complex and could have latent defects and errors, which may cause our vehicles not to perform or operate as expected or even result in property damage or personal injury. Furthermore, our vehicles use a substantial amount of third-party and in-house software code and complex hardware to operate. Advanced technologies are inherently complex, and defects and errors may only be revealed over time. Our control over the long-term consistent performance of third-party services and systems is limited. While we have performed extensive internal testing on the software and hardware systems and we plan to do so on our future models, we have a limited frame of reference by which to assess the long-term performance of our systems and vehicles. We cannot assure you that we will be able to detect and fix any defects in the vehicles we design and produce on a timely basis, or at all.

In addition, we have limited operating history in testing, delivering, and servicing our vehicles. Although we have established rigorous protocols for each manual operational process, such as testing, vehicle delivery, and servicing of our vehicles, there may be instances of, operational mistakes, negligence, failures to follow protocols or other human errors by our employees or third-party service providers. Such human error could result in failure of our vehicles to perform or operate as expected. We cannot assure you that we will be able to completely prevent human errors.

In addition, if any of our vehicles fail to perform or operate as expected, whether as a result of human error or otherwise, we may need to delay deliveries, initiate product recalls, provide servicing or updates under warranty at our expense, and face potential lawsuits, which could adversely affect our brand, business, financial condition, and results of operations.

Our vehicles currently make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs that we produce make use of lithium-ion cells, which we purchase from third-party suppliers. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. We have implemented a battery management system that automatically monitors temperature, power output, and other status of the battery pack, including a thermal management system that keeps the temperature of the battery pack within an ideal range. However, our vehicles or their battery packs may still experience failure, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. In addition, negative public perceptions regarding the suitability of lithium-ion cells for automotive use or any future incident involving lithium-ion cells such as a vehicle or other fire, even if not involving our vehicles, could seriously harm our business.

In addition, any mishandling of battery cells may cause disruption to our business operations. While we have implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could result in damage or injury, which could further lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for us and our products. Such adverse publicity could negatively affect our brand and harm our business, financial condition, results of operations, and prospects.

We may face challenges providing our charging solutions.

Demand for our vehicles will also depend in part on the availability of charging infrastructure. Customers may charge through super charging stations provided by us or third-party charging piles. While the prevalence of charging stations has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase an electric vehicle because of the lack of a more widespread service network or charging infrastructure at the time of sale.

We have very limited experience in the actual provision of our charging solutions to users and providing these services is subject to challenges, which include the logistics of rolling out our network and teams in appropriate areas, inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles during our charging services, and the potential for lack of user acceptance of our services. In addition, although the PRC government has supported the roll-out of a public charging network, the current charging facility infrastructure is generally considered to be insufficient. We face significant challenges as we roll out our charging solution, including access to sufficient charging infrastructure, obtaining any required permits, land use rights and filings, and, to a certain extent, such roll out is subject to the risk that the government support may discontinue.

In addition, given our limited experience in providing charging solutions, there could be unanticipated challenges which may hinder our ability to provide our solutions or make the provision of our solutions costlier than anticipated. To the extent we are unable to meet user expectations or experience difficulties in providing our charging solutions, our ability to generate customer loyalty and grow our business could be impaired by a lack of satisfactory access to charging infrastructure, demand for our vehicles may suffer, and our reputation and business may be materially and adversely affected.

Our services, including those provided through third parties, may not be generally accepted by our customers. If we are unable to provide or arrange adequate services for our customers, our brand, business and reputation may be materially and adversely affected.

We cannot assure you that our services or our efforts to engage with our customers using both our online and offline channels, will be successful, which could affect our revenues as well as our customer satisfaction and marketing. Moreover, we are unable to ensure the availability or quality of services provided by third parties, such as road assistance, vehicle logistics, and automobile financing and insurance. If any of the services provided by third parties becomes unavailable or inadequate, our customers’ experience may be adversely affected, which in turn may materially and adversely affect our business and reputation.

In addition to our delivery and servicing centers, some of our after-sales services are carried out by third-party service providers. Some of these third-party service providers have limited experience in servicing EVs. We cannot assure you that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our authorized body and paint shops will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.

In addition, if we are unable to roll out and establish a widespread service network through a combination of our delivery and servicing centers and authorized body and paint shops, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our sales, results of operations, and prospects.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, financial condition, results of operations, and prospects. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury, or death. Our risks in this area are particularly pronounced given we have limited field experience in the operation of our vehicles. A successful product liability claim against us could require us to pay substantial monetary compensation. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicles, which would materially and adversely affect our brand, business, prospects, and results of operations. Our insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may materially and adversely affect our reputation, business, financial condition, and results of operations.

We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.

Our vehicles are subject to recalls, which may cause adverse publicity, damage to our brand, and liability for costs. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, financial condition, results of operations, and growth prospects.

Our warranty reserves may be insufficient to cover future warranty claims and repair needs, which could adversely affect our financial condition and results of operations.

We currently provide a 5-year or 150,000-kilometer limited warranty and an 8-year or 200,000-kilometer limited warranty for battery packs, electric motors, and electric motor controllers for Eletre and we provide a 3-year or 60,000-kilometer limited warranty for Emira. In addition to warranty mandated by applicable laws and regulations, we also provide an extended warranty subject to certain conditions. We believe our warranty program is similar to other automakers’ warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain, and brake system. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we commenced initial deliveries of our vehicles in 2023, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. We cannot assure you that our warranty reserves will be sufficient to cover future warranty claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.

If our vehicle owners modify our vehicles regardless of whether third-party aftermarket products are used, the vehicle may not operate properly, which may create negative publicity and could harm our business.

Automobile enthusiasts may seek to modify our vehicles, including using third-party aftermarket products, to alter their appearance or change their performance, which could jeopardize vehicle safety systems. We do not test, nor do we endorse, such modifications or third-party products. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our vehicles and any injuries resulting from such modifications could result in adverse publicity which would adversely affect our brand and harm our business, financial condition, results of operations, and prospects.

Any unauthorized control or manipulation of our vehicle systems could result in loss of confidence in us and our vehicles and harm our business.

Our vehicles contain complex information technology systems. For example, our vehicles are designed with built-in data connectivity to accept and install periodic remote updates from us to improve or update the functionality of our vehicles. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles, and their systems. However, hackers may attempt in the future, to gain unauthorized access to modify, alter, and use our networks, vehicles, and systems to gain control of, or to change, our vehicles’ functionality, user interface, and performance characteristics, or to gain access to data stored in or generated by the vehicles. Vulnerabilities could be identified in the future and our remediation efforts may not be successful. Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or proceedings against us. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems, or data, as well as other factors that may result in the perception that our vehicles, their systems, or data are capable of being “hacked,” could negatively affect our brand and harm our business, financial condition, results of operations, and prospects.

We retain certain information about our customers, which may subject us to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in various jurisdictions we operate.

We use our vehicles’ electronic systems to log, with necessary permission, certain information about each vehicle’s use in order to aid us in vehicle diagnostics and repair and maintenance, as well as to help us optimize the driving and riding experiences. Our customers may object to the use of this data, which may harm our business. We have adopted strict information security policies and deployed advanced security measures to comply with these requirements and to prevent data loss and other security breaches, including, among others, advanced encryption technologies. Further, such security measures of our contractors, consultants, and collaborators are also vulnerable to breakdown or other damage or interruption from such attacks.

Nonetheless, information stored on our systems may be targeted in cyber-attacks, including computer viruses, worms, phishing attacks, malicious software programs, and other information security breaches, which could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of such information. If cybercriminals are able to circumvent our security measures, or if we are unable to detect and prevent an intrusion into our systems, data stored with us may be compromised and susceptible to unauthorized access, use, disclosure, disruption, modification, or destruction, which could subject us to liabilities, fines and other penalties. Additionally, if any of our employees accesses, converts, or misuses any sensitive information, we could be liable for damages, and our business reputation could be materially damaged. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently, we may not be able to anticipate these techniques and implement adequate preventative or protective measures.

Due to our data collection practices, products, services and technologies, we are subject to or affected by a number of laws and regulations in jurisdictions we operate, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers and other third parties with whom we conducts business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on our business, financial condition and results of operations.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. For example, the EU adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The U.K. adopted the GDPR as retained EU law at the end of the Brexit transition period, and a U.K.-specific General Data Protection Regulation, or the U.K. GDPR, which is based on the EU GDPR came into force from January 1, 2021. In the U.S., there is no overarching generally applicable federal law in the U.S. that governs personal data. Instead, more narrow and specific federal laws apply to the processing or other use or treatment of certain types of personal data, and U.S. Federal Trade Commission may bring enforcement actions against companies that engage in processing of personal data in a manner that constitutes an unfair or deceptive trade practice. In addition, the overwhelming majority of states have enacted laws related to data privacy. For instance, California adopted the California Consumer Privacy Act of 2018, which became effective in January 2020. Other jurisdictions have begun to propose similar laws. Failure to comply with applicable cybersecurity, privacy, data protection and information security laws or regulations or to secure personal information could result in investigations, enforcement actions and other proceedings against us, which could result in substantial fines, damages and other liability as well as damage to our reputation and credibility, which could have a negative impact on revenues and profits. For more risks relating to laws and regulations of mainland China regarding cybersecurity, privacy, data protection and information security, see “—Risks Relating to Doing Business in China—We are subject to regulations of mainland China regarding cybersecurity, privacy, data protection and information security. Any privacy or data security breach or any failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, confiscation of illegal gains, revocation of business permits or licenses, or otherwise harm our business and results of operations.”

Compliance with applicable cybersecurity, privacy, data protection and information security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations, which could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business. In addition, changes in existing laws or regulations or adoption of new laws and regulations in these fields, particularly any new or amended laws or regulations that require enhanced protection for certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase our cost in providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future.

We generally comply with industry standards and are subject to the terms of our own privacy policies. We have incurred, and will continue to incur, significant expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by laws, regulations, and industry standards in jurisdictions we operate, or contractual obligations. Nonetheless, certain emerging laws and regulations in these fields are still subject to a high degree of uncertainty as to their interpretation and application.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings, services or platform could fail to meet all of the requirements imposed on us by such laws, regulations or obligations, which may in turn result in the suspension of our app and thus restrict our use of such information, and hinder our ability to acquire new customers or market to existing customers.

We cannot assure you that we will or will be able to comply with such laws and regulations regarding cybersecurity, privacy, data protection and information security in all respects and any failure or perceived failure to comply with the same may result in inquiries or other proceedings being instituted against, or other actions, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including warnings, fines, penalties, directions for rectifications, service suspension or removal of our application from application stores, as well as in negative publicity on us and damage to our reputation, any of which could cause us to lose users and business partners and have a material adverse effect on our operations, revenues and profits.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results, and prospects.

Our growth depends significantly on the availability and extent of government subsidies, economic incentives, and government policies that support the growth of new energy vehicles.

Our vehicles benefit from government incentives for electric vehicles in the EU, the U.K., and the U.S., see “Item 4. Information on the Company—B. Business Overview—Regulations—Global Government Regulations—Regulations on Incentives.” In China, we also benefit from favorable government incentives and subsidies, including one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities and more. Changes in government subsidies, economic incentives, and government policies to support electric vehicles in any jurisdictions we operate could adversely affect the results of our operations. For example, China’s central government no longer provides subsidies for purchasers of certain NEVs after December 31, 2022. In addition, local subsidies for NEVs were required to be canceled after June 25, 2019. If government incentives for electric vehicles gradually phase out in any jurisdictions we operate, there is no assurance that the alternative fuel vehicle industry generally or our electric vehicles in particular could maintain their competitiveness as compared to ICE vehicles.

Our vehicles sales may also be impacted by government policies such as tariffs on imported vehicles and foreign investment restrictions in the industry. The tariff in China on imported passenger vehicles (other than those originating in the U.S.) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. Historically, there had been a certain limit on foreign ownership of automakers in China, but for automakers of NEVs, such limit was lifted in 2018. Further, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or 2021 Negative List, most recently jointly promulgated by the PRC Ministry of Commerce and the PRC National Development and Reform Commission, or NDRC, on December 27, 2021 and became effective on January 1, 2022, the limit on foreign ownership of automakers for ICE passenger vehicles was also lifted. As a result, foreign NEV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. These changes could affect the competitive landscape of the NEV industry and reduce our pricing advantage, which may adversely affect our business, results of operations, and financial condition.

Apart from vehicle purchase subsidies, China’s central government has adopted an NEV credit scheme that incentivizes OEMs to increase the production and sale of NEVs. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit trading scheme established by the PRC Ministry of Industry and Information Technology. For further information relating to these credits, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Government Regulations—Favorable Government Policies Relating to New Energy Vehicles in mainland China—Corporate Average Fuel Consumption and New Energy Vehicle Credit Schemes for Vehicle Manufacturers and Importers.” Any changes in government policies to restrict or eliminate such credits trading could adversely affect our business, financial condition, and results of operations.

Such negative influence could continue. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll-out of charging infrastructure. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Government Regulations—Favorable Government Policies Relating to New Energy Vehicles in mainland China.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination, delayed payment or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular.

Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

Our results of operations may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our results of operations may vary significantly from period to period due to many factors, including seasonal factors that may affect the demand for our vehicles. Automotive manufacturers typically experience seasonality with comparatively low sales in the first quarter, and comparatively high in fourth quarter of the calendar year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in certain regions may impact demand for our vehicles. Our results of operations could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period results of operations to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design and develop our BEVs and new models and have them manufactured, build and equip new manufacturing facilities to produce such components, open new retail stores and delivery centers, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our results of operations may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our securities could fall substantially either suddenly or over time.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in any jurisdictions we operate, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), COVID-19, Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our and our suppliers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a negative way. Consequently, the COVID-19 pandemic may continue to adversely affect our business, financial condition and results of operations in the current and future years.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

While we carry commercial insurance, including employee benefit insurance, employer’s liability insurance, household property insurance, medical insurance, test drive insurance, overseas business trip insurance, and property insurance (including property all risks, public liability insurance, and cargo transportation insurance), such liability insurance coverage for our products and business operations is limited. A successful liability claim against us, regardless of whether due to injuries suffered by our customers could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

We are or may be subject to risks associated with strategic alliances or acquisitions.

We have entered into and may in the future enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. For example, we entered into the Distribution Agreement, pursuant to which we are the exclusive distributor to distribute the vehicles manufactured by Lotus UK within China, among other territories. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by third parties, and increases in expenses in integrating and realizing synergies, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these third parties suffers negative publicity or harm to their reputation from events relating to their businesses, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and clearances from government authorities for such acquisitions in order to comply with any applicable laws and regulations of mainland China, which could result in increasing delay and costs, and may derail our business strategy if we fail to do so. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the synergies or financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Any acquired business may be involved in legal proceedings originating from historical periods prior to the acquisition, and we may not be fully indemnified, or at all, for any damage to us resulting from such legal proceedings, which could materially and adversely affect our financial position and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our securities may be adversely affected.

In connection with the issuance of our audited consolidated and combined financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified the following two material weaknesses in our internal control over financial reporting: (i) our Company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC required to formalize, design, implement and operate key controls over financial reporting processes to comply with U.S. GAAP and SEC financial reporting requirements; and (ii) our Company’s lack of period end financial closing policies and procedures to formalize, design, implement and operate key controls over period end financial closing process for the preparation of consolidated and combined financial statements, including disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements. In connection with the issuance of our audited consolidated and combined financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting relate to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by SEC to formalize, design, implement and operate key controls over financial reporting process to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. In connection with the issuance of our audited consolidated and combined financial statements as of and for the year ended December 31, 2023, we identified two material weaknesses in our subsidiary in United Kingdom, or the UK subsidiary. The material weaknesses identified are: (i) the UK subsidiary did not appropriately design, implement and maintain effective controls to recognize revenue, relating to the proper application of Accounting Standards Codification Topic 606, and (ii) the UK subsidiary did not appropriately design, implement and maintain effective controls over the completeness and accuracy of accounting for inventory and inventory related transactions, including (a) controls to ensure that all inventory is appropriately tracked and recorded on a timely basis, and (b) controls to ensure the differences identified during the year-end physical inventory count procedures are properly addressed.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy these material weaknesses. See “Item 15. Controls and Procedures.” However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Following the completion of the Business Combination, we have become a public company in the U.S. and subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Interruption or failure of our information technology and communications systems could affect our ability to effectively provide our services.

Our in-car technology system, and other digitalized sales, service, customer relationship, internal information and knowledge management systems depend on the continued operation of our information technology and communications systems. These systems are vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm our systems. The occurrence of any of the foregoing events could result in damage to or failure of our systems. These risks may be heightened for operations at facilities outside of our direct control. Any network interruption or inadequacy that causes interruptions to our products or the access to our product operating systems, or failure to maintain the network and server or solve such problems in a timely manner, could reduce our user satisfaction, which, in turn, will adversely affect our reputation, user base and future operations, and financial condition. Our data centers are also subject to break-ins, sabotage, hackings, malfunctions, loss or corruption of data, software, hardware or other computer equipment, the intentional or inadvertent transmission of computer viruses, software errors, malware, security attacks, fraud, and intentional or accidental human actions or omissions, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

The construction and operation of our headquarters in Wuhan is subject to regulatory approvals and may be subject to delays, cost overruns or may not produce expected benefits.

We are currently building, and expect to continue to develop, our headquarters in Wuhan, on land over which we have acquired land use right certificates. Major construction projects, such as the construction of our headquarters in Wuhan, require significant capital, and are subject to numerous risks and uncertainties, including, delays, cost overruns, disputes with builders and contractors, construction quality issues, safety considerations, which are factors that we cannot control. Any failure to complete these projects on schedule and within budget could adversely impact our financial condition and results of operations. Under laws of mainland China, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, the pollution discharge permits, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by the authorities. The construction projects being or to be carried out by us are undergoing necessary approval procedures as required by law. As a result, the entities operating such construction projects may be subject to administrative uncertainty construction projects in question within a specified time frame, fines or the suspension of use of such projects. Any of the foregoing could have a material adverse impact on our operations.

We and our manufacturing partner, Geely Holding, are subject to various environmental laws and regulations in jurisdictions we operate that could impose substantial costs upon us.

As an automobile developer, our operations and the operations of our manufacturing partner, Geely Holding, are subject to various environmental laws and regulations in jurisdictions we operate, including laws relating to the use, handling, storage, and disposal of, and human exposure to, hazardous materials, fuel economy and emissions, and with respect to constructing, expanding and maintaining manufacturing facilities among other things. Environmental laws and regulations can be complex, and our business and operations and those of Geely Holding may be affected by future amendments to such laws or other new environmental laws which may require us to change our operations, potentially resulting in a material adverse effect on our business.These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, and fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

We are subject to laws, regulations and regulatory agencies regarding environmental protection like EU Regulation 715/2007 in the EU and the U.K., federal level requirements of the Clean Air Act and laws and regulations administered by the National Highway Traffic Safety Administration and the Environmental Protection Agency and other state level regulations in the United State, and the Provisions on the Administration of Investments in the Automotive Industry in China. The costs of compliance to environmental laws and regulations, including remediating contamination if any is found on our properties and any changes to our operations mandated by new or amended laws, may be significant. We may also face unexpected delays in obtaining environmental permits and approvals required by such laws in connection with the manufacturing and sale of our vehicles, which would hinder our ability to conduct our operations. Such costs and delays may adversely impact our business prospects and results of operations. Furthermore, any violations of these environmental laws and regulations may result in litigation, substantial fines and penalties, remediation costs, third party damages or a suspension or cessation of our operations.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of such proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.

We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by our customers, our competitors, governmental entities in civil or criminal investigations and proceedings, or other entities. These claims could be asserted under a variety of laws, including but not limited to product liability laws, consumer protection laws, intellectual property laws, labor and employment laws, securities laws, tort laws, contract laws, property laws, data compliance laws, and employee benefit laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming, and ultimately futile. Such actions could also expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal, civil, and administrative fines and penalties.

Our revenues and financial results may be adversely affected by economic slowdown globally and in any jurisdictions we operate.

The success of our business ultimately depends on consumer spending. Our revenues and financial results are impacted to a significant extent by economic conditions globally and in any jurisdictions we operate. The global macroeconomic environment is facing numerous challenges. Any slowdown could significantly reduce domestic commerce in jurisdictions we operate, including through the automobile market generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East, the Red Sea and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the U.S. and China with respect to trade policies, treaties, government regulations, and tariffs. In addition, the COVID-19 pandemic had negatively impacted the economies of China, the U.S., and numerous other countries around the world. Economic conditions in jurisdictions we operate may be sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in specific jurisdiction. Any severe or prolonged economic slowdown globally and in any jurisdictions we operate may materially and adversely affect our business, results of operations, and financial condition.

Heightened tensions in international relations may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the U.S. and China and the conflict in the Red Sea as well as between Russia and Ukraine. These tensions have affected both diplomatic and economic ties. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities among major economies. Sanctions may create supply constraints and drive inflation. The existing tensions and any further deterioration in international relations may have a negative impact on the general, economic, political, and social conditions and adversely impact our business, financial condition and results of operations.

Government policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our products and services and those of our customers, impact the competitive position of our products, or prevent us from being able to sell products in certain countries.

The U.S. government has made statements and taken certain actions that may lead to changes in U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the U.S. and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, human rights-based trade restrictions or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition, we have been closely monitoring domestic policies in the U.S. designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020 and new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our apps, products and services, which could adversely impact our user experience and reputation.

Likewise, we are monitoring policies in the U.S. that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The U.S. and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, in October 2022, the U.S. Commerce Department’s Bureau of Industry and Security issued rules aimed at restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with certain Chinese companies. In August 2023, the President of the U.S. issued an executive order which prohibits certain new U.S. investment in China in sensitive technologies, such as computer chips and requires government notification in other technology sectors. Measures such as these could deter suppliers in the U.S. and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alterative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the U.S. and other countries that impose export controls or other restrictions. In addition, on March 1, 2024, the U.S. Department of Commerce published an advance notice of proposed rulemaking seeking comments on whether and how it should regulate certain transactions involving information and communications technology and services integral to “connected vehicles” designed or produced by certain foreign entities. At this point, no such rules have been proposed, but future regulatory changes in this regard could affect the ability of our customers to sell into the United States market and therefore casting a material adverse impact on our business and operations. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.

The conflict in the Red Sea and the conflict between Russia and Ukraine have, and are likely to continue to, generate uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic activities. While we do not have substantial operations in these areas or any direct suppliers (i.e., Tier 1 supplier) from these areas, there is no guarantee that these geopolitical tensions will not cause reduce levels of trade, investments and technological exchanges, or result in disruption to our global economic activities and supply chains, which in turn may have an adverse impact on our business and results of operations.

We may have exposure to greater than anticipated tax liabilities.

Due to shifting economic and political conditions, tax policies and laws, tax rates in jurisdictions in which we operate may be subject to significant changes that could impair our financial results. In 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including, Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions in which we operate have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years, or announced their plans to enact such legislation in future years. We will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions in which we operate. There are uncertainties regarding the rules and implementations, and there is no guarantee that these changes will not affect our financial results.

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

We lease premises for research and development, company-operated stores, delivery and servicing centers, charging stations and offices. We cannot assure you that we would be able to renew these lease agreements without substantial additional costs or increases in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in September 2022, or the 2022 Share Incentive Plan, for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of our business. Under the 2022 Share Incentive Plan, we are authorized to grant options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2022 Share Incentive Plan is 51,550,661 (after giving effect to the recapitalization upon the business combination with LCAA). As of March 31, 2024, a total of awards to purchase 15,815,421 ordinary shares have been granted under the 2022 Share Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the grant dates and after giving effect to the recapitalization upon the business combination with LCAA. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” The plan administrator determines the exercise price for each award.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we may continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily in a timely manner, or at all. As we build up our brand awareness and become more well-known, the risk that competitors or other companies may poach our talent increases.

Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talent in the areas of automotive intelligence technologies, and therefore, we cannot assure you that we will be able to continue to attract or retain qualified staff or other highly skilled employees. In addition, because we are operating in a new and challenging industry that requires continuous innovations of technologies and solutions, we may not be able to hire qualified individuals with sufficient training in a timely manner, and we may need to spend significant time and resources training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members. While each of our executive officers and key employees has entered into an employment agreement with non-compete clauses with us, if any dispute arises between our executive officers or key employees and us, the non-competition provisions may not be enforceable, especially under laws of mainland China, on the ground that we have not provided adequate compensation to them for their non-competition obligations.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition, and results of operations.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. These interactions subject us to an increasing level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, consultants, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, consultants, agents, and business partners could engage in improper conduct for which we may be held accountable.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations.

Certain rights granted to Meritz in connection with the Meritz Investment could limit the funds available to us or result in potentially dilution of our then existing shareholders.

Pursuant to the Meritz Subscription Agreement, Meritz has a put option to sell, upon the occurrence of certain credit events in respect of us (including any change of control, delisting or suspension of trading for 30 consecutive trading days, or non-payment of financial indebtedness or final judgment or court order over specified amount), certain collateral-related defaults, failure to comply with certain financial covenants, or failure to satisfy the registration condition with respect to Meritz Subscription Shares, or on February 22, 2027, all or part of the Ordinary Shares subscribed and then held by it to us at an agreed return, which is (i) an amount that provides Meritz with a 12.5% internal rate of return on the product of: (a) US$500,000,000; and (b) a fraction, (x) the numerator of which is the number of the Meritz Subscription Shares with respect to which Meritz exercises its put option, or the Put Option Shares; and (y) the denominator of which is 50,000,000 (subject to any applicable anti-dilution adjustment), less (ii) an amount that yields a 12.5% internal rate of return on any cash dividends actually received by Meritz from us with respect to the Put Option Shares.

Meritz’s rights described above and certain other rights and entitlements of Meritz under the Meritz Subscription Agreement are secured by a fixed charge in favor of Meritz over a restricted securities account of us holding U.S. treasury bonds and/or U.S. treasury bills and a fixed charge granted by us in favor of Meritz over a restricted cash account of us. In the event the market price of the Ordinary Shares drops below a certain level, we will under certain circumstances be required to top up additional cash into such restricted cash account to provide additional security. Pursuant to the Meritz Subscription Agreement, we deposited into the restricted securities account (i) certain U.S. treasury bonds with the aggregate outstanding principal amount of US$325,000,000, and (ii) certain U.S. treasury bonds and/or U.S. treasury bills with the aggregate outstanding principal amount of US$175,000,000. In addition, the security documents granting the foregoing security interests provide Meritz with right to freely sell, assign, pledge, rehypothecate, lend, invest, use, commingle or otherwise dispose of, and otherwise use in its business (with any of the foregoing being referred to herein as “Rehypothecate”) all collateralized U.S. treasury bonds and/or U.S. treasury bills during the applicable security period without any further consent of LTC, subject to the applicable terms and conditions of the security documents. Subject to the applicable terms and conditions of the security documents, Meritz shall be obligated to (a) in the event that we are permitted under the Meritz Subscription Agreement to withdraw any Rehypothecated U.S. treasury bonds and/or U.S. treasury bills and requests to do so, return U.S. treasury bonds and/or U.S. treasury bills in the same class and issue and outstanding principal amount as the U.S. treasury bonds and/or U.S. treasury bills subject to withdrawal to the restricted securities account, and (b) return all Rehypothecated U.S. treasury bonds and/or U.S. treasury bills to the restricted securities account upon the earlier of (i) the expiry of the applicable security period or (ii) the occurrence of any insolvency event, bankruptcy, liquidation, dissolution or winding up or similar event, whether voluntary of involuntary, or a filing for bankruptcy or similar proceedings in respect of Meritz. In connection with the Meritz Investment, we undertake to ensure the total amount of freely available cash that is not subject to any legal or contractual restrictions as to withdrawal or use (excluding any restriction that is imposed by the foreign exchange rules or policies under applicable law) held by it as of the last date of each fiscal quarter shall be no less than US$175,000,000, in each case as evidenced in the applicable quarterly financial results filed or furnished by us with the SEC pursuant to a Current Report on Form 6-K. For more details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Business Combination Related Agreements—Meritz Investment.”

We may be required to use a substantial portion of our cash to provide security and, if Meritz exercises its put option, purchase Ordinary Shares held by Meritz. In addition, we may be required to acquire additional cash and/or not deploy a substantial portion of its cash to satisfy the covenant with respect to the minimum required level of freely available cash. The payment of the Put Option Price and the requirement to not withdraw or use freely available cash will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes, which may in turn limit our ability to implement our business strategy. There can be no assurance that we will generate sufficient cash flows from operations or that future financing will be available to us in amounts sufficient to enable us to fund our operations after providing the security interests and making timely payments in respect of Meritz’s investment as described above. In addition, we are subject to the risk that Meritz fails to return all or any of the Rehypothecated U.S. treasury bonds and/or U.S. treasury bills in accordance with the security documents when requested by us in accordance with the security documents. Any such failure would further reduce the funds available to us, which could adversely affect our ability to continue operations.

Risks Relating to Doing Business in China

Failure to meet the PRC government’s complex regulatory requirements on and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities.

A major part of our operations is located in China. The PRC government has significant authority to influence and intervene in the China operations of an offshore holding company, such as Lotus Technology Inc., at any time. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures to underscore the importance of the utilization of market forces for economic reform, the divestment of state ownership in productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to selected industries or companies. Furthermore, PRC government’s certain administrative measures in regulating (i) our operations and (ii) offerings conducted overseas by, and foreign investment in, China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among different sectors of the economy. The PRC government has implemented various measures to generate economic growth and strategically allocate resources. Some of these measures may benefit the Chinese economy overall, but may have a negative effect on us. Any slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

We may be adversely affected by the complexity, uncertainties and changes in regulations of mainland China on automotive as well as internet-related businesses and companies.

We operate in highly regulated industries. In particular, our vehicle manufacturing is subject to extensive regulations in China, including but not limited to regulations relating to manufacturing passenger vehicles, regulations on compulsory product certification, regulations on intelligent connected vehicles and autonomous driving, regulations on automobile sales, regulations on the recall of defective automobiles, regulation on import and export of goods, regulations on product liability and consumer protection, and regulations relating to battery recycling for electric vehicles, see “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Government Regulations.” Several PRC regulatory authorities, such as the State Administration for Market Regulation, NDRC, the Ministry of Industry and Information Technology, and the Ministry of Commerce, oversee different aspects of our operations, including but not limited to:

●	assessment of vehicle manufacturing enterprises;
●	market admission of NEVs;
●	compulsory product certification;
●	direct sales model;
●	product liabilities;
●	sales of vehicle;
●	environmental protection system; and
●	work safety and occupational health requirements.

We are required to obtain a wide range of government approvals, licenses, permits, and registrations in connection with our operations as well as to follow multiple mandatory standards or technical norms in our manufacturing and our vehicles. However, the interpretation of these regulations may change and new regulations may come into effect, which could disrupt or restrict our operations, reduce our competitiveness, or result in substantial compliance costs. For example, pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products which was promulgated by the Ministry of Industry and Information Technology on January 6, 2017, last amended on July 24, 2020 and became effective from September 1, 2020, our vehicles must meet the requirements set forth in the New Energy Vehicle Products Special Examination Project and Standards stipulated and amended by the Ministry of Industry and Information Technology from time to time based on the development of the NEV industry and its standards. In addition, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the commerce department within 90 days after the receipt of a business license and the information must be updated within 30 days after the change of basic information recorded. Moreover, our direct sales model is relatively new and uncommon in the automotive industry, and there can be no assurance that this model will not be subject to further regulations. As we are expanding our sales and distribution network and setting up additional retail stores in China, we cannot assure you that we will be able to complete such filings in a timely manner. If any of our current or future sales subsidiaries or branches fail to make the necessary filings, such sales subsidiaries or branches may be subject to orders to promptly rectify the non-compliance or fines up to RMB10,000. Furthermore, the NEV industry is relatively new in China, and the PRC government has not adopted a clear regulatory framework to regulate the industry yet. As some of the laws, rules, and regulations that we may be subject to were primarily enacted with a view toward application to ICE vehicles, or are relatively new, there are significant uncertainties regarding their interpretation and application with respect to our business. We cannot assure you that we have satisfied or will continue to satisfy all of the laws, rules, and regulations in a timely manner or at all.

In addition, the PRC regulatory authorities’ interpretation of such laws, rules, and regulations may change, which could materially and adversely affect the validity of the approvals, qualifications, licenses, permits, and registrations we obtained or completed. Any failure to comply may result in fines, restrictions, and limits on our operations, as well as suspension or revocation of certain certificates, approvals, permits, licenses, or filings we have already obtained or made.

In addition, the PRC government imposes foreign ownership restriction and the licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Government Regulations—Regulations on Foreign Investment in China” and “PRC Government Regulations—Regulations on Value-added Telecommunications Services.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The approval of and/or filing with CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six different PRC regulatory authorities in 2006 and amended in 2009, purports to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain an approval of the China Securities Regulatory Commission, or CSRC prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval from CSRC. If CSRC approval is required, it is uncertain whether we are able to and how long it will take for us to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or any delay in obtaining CSRC approval for our listing, or a rescission of such approval may subject us to sanctions imposed by CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The PRC government has recently sought to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers. The Opinions, among others, emphasizes the need to strengthen cross-border regulatory cooperation and the administration and supervision of China-based issuers, and to establish a comprehensive regulatory system for the application of PRC capital market laws and regulations outside China. On February 17, 2023, CSRC promulgated the Overseas Listing Filing Rules, which became effective on March 31, 2023. According to the Overseas Listing Filing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with CSRC. If a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of shares in the name of an overseas enterprise on the basis of the equity, assets, income or other similar rights of the PRC domestic company through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the transaction (if the submission of application documents is not required). The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC domestic companies if both of the following conditions are met with respect to such issuer: (i) the revenues, profit, total assets, or net assets of PRC domestic companies in the most recent fiscal year constitute more than 50% of the line item in the issuer’s audited consolidated and combined financial statements for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operation is primarily conducted in China. In addition, according to the Overseas Listing Filing Rules and a set of Q&A published on CSRC’s official website in connection with the release of the Overseas Listing Filing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs after obtaining its CSRC filing and before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) a change of control of the issuer or any material change to equity structure of the issuer; and (iii) any material change to the offering and listing plan. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with CSRC within three business days thereafter. Failure to comply with the applicable filing requirements may result in fines being imposed on the PRC domestic companies and their controlling shareholders and other responsible person. For more details of the Opinions and the Overseas Listing Filing Rules, see “Information about Lotus Tech—PRC Government Regulations—Regulations on Mergers and Acquisitions and Overseas Listing.”

Based on the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies published by CSRC on February 17, 2023, or the Notice on the Overseas Listing Filing, and the set of Q&A which are in connection with the release of the Overseas Listing Filing Rules, CSRC clarifies that (i) on or prior to the effective date of the Overseas Listing Filing Rules, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with CSRC, and must complete the filing before the completion of their overseas offering and listing; (ii) a transition period until September 30, 2023 will be granted to domestic companies which have already obtained the approval from overseas regulatory authorities or stock exchanges but have not completed the indirect overseas listing prior to the effective date of the Overseas Listing Filing Rules; if domestic companies fail to complete the overseas listing prior to September 30, 2023, they shall file with CSRC according to the requirements.

Further, according to the Overseas Listing Filing Rules, for an issuer which is already listed, it should make filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. The reporting entity will also be required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with CSRC within three business days thereafter.

In addition, on December 28, 2021, the Cyberspace Administration of China, or CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the revised measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of CAC in connection with the issuance of the revised measures, an official of CAC indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated, and issue a written notice to the applicant of its determination. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the applicant will be prohibited. Given the recency of the issuance of the revised measures, there is a general lack of guidance and substantial uncertainties exist with respect to its interpretation and implementation.

Additionally, the PRC Cybersecurity Law requires companies to implement certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cybersecurity Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under this scheme, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to a series of national standards on the grading and implementation of the classified protection of cybersecurity. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the government authority for examination and approval.

On November 14, 2021, CAC released the Regulations on Network Data Security Management (draft for public comments), which provide that if a data processor that processes personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Pending the finalization, adoption, enforcement and interpretation of these new measures and regulations, we cannot rule out the possibility that the measures and regulations may be enacted, interpreted or implemented in ways that will negatively affect us.

On February 24, 2023, CSRC and several other administrations jointly released the revised Provisions on Strengthening Confidentiality and Archiving Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which came into effect on March 31, 2023. The Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of PRC domestic enterprises, the PRC domestic enterprises are required to strictly comply with the requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to discharge their confidentiality and archives management responsibilities; (ii) if a PRC domestic enterprise is required to publicly disclose or provide to any securities companies or other securities service providers or overseas regulators or individuals, any materials that contain state secrets or government work secrets (where there is ambiguity or dispute on whether it is state secret or government work secret, a request shall be submitted to the competent government authority for determination), during the course of its overseas offering or listing, the PRC domestic enterprise shall apply for approval from competent authorities and file with the secrecy administrative department at the same level; and (iii) working papers produced in China by securities companies and other securities service institutions, who provide such PRC domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of any such working papers to recipients outside China must be approved following the applicable PRC regulations.

As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by CAC and we have not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from CAC, CSRC or any other PRC authorities. However, given (i) the uncertainties with respect to the enactment, implementation, and interpretation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy, and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape. In other words, a cybersecurity review and the approval from or filing with CSRC, CAC, or other government authorities may be required in connection with our future offshore offering.

If (i) we do not receive or maintain any required permission, or fail to complete any required review or filing, (ii) we inadvertently conclude that such permission, review or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for us to obtain any permission, review or filing in the future, we may have to expend significant time and costs to comply with these requirements. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of our securities may significantly decline.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our securities would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our securities may be prohibited from trading in the U.S. under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the U.S., there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. A prohibition of being able to trade in the U.S. would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

China’s M&A Rules and certain other regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of laws and regulations of mainland China have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by NDRC and the Ministry of Commerce in December 2020 which came into force on January 18, 2021. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, pursuant to anti-monopoly laws and regulations, the State Administration for Market Regulation should be notified in advance of any concentration of undertaking if certain thresholds are triggered, and the State Administration for Market Regulation clearance is required to be obtained before completion of such transactions. In light of the uncertainties relating to the interpretation, implementation and enforcement of the PRC anti-monopoly laws and regulations, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by NDRC and the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the State Administration for Market Regulation and approval from the Ministry of Commerce or other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules.

On March 15, 2019, the PRC National People’s Congress approved the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The 2019 PRC Foreign Investment Law and its Implementation Rules embody a regulatory trend in China that aims to bring its foreign investment regulatory regime in line with prevailing international practices, and represent the legislative endeavors to unify corporate legal requirements applicable to foreign and domestic investments. However, since the 2019 PRC Foreign Investment Law and its Implementation Rules are relatively new, substantial uncertainties exist with respect to their interpretations and implementations.

The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. A foreign invested enterprise would not be allowed to make investments in prohibited industries set out in the “negative list” while a foreign invested enterprise must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. None of our PRC subsidiaries or affiliates are currently subject to foreign investment restrictions as set forth in the presently effective Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List. It is uncertain whether any of our business operations will be subject to foreign investment restrictions or prohibitions set forth in any subsequent or future “negative list.” If any part of our business operations falls within the scope of the “negative list” or if the interpretation and implementation of the 2019 PRC Foreign Investment Law and any future “negative list” mandates further actions, such as market entry clearance granted by the Ministry of Commerce, we face uncertainties as to whether such clearance can be obtained in a timely manner, or at all. We cannot assure you that the governmental authorities will not interpret or implement the 2019 PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.

Regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China primarily through our PRC subsidiaries. We may make additional capital contributions or loans to our PRC subsidiaries, which are treated as foreign invested enterprises under laws of mainland China. Any loans by us to our PRC subsidiaries are subject to regulations and foreign exchange loan registrations in mainland China. For example, with respect to the registration, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the PRC State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system; with respect to the outstanding amounts of loans, (i) if the PRC subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the PRC subsidiaries adopt the relatively new foreign debt mechanism, the risk-weighted outstanding amount of loans shall not exceed 200% of the net asset of the PRC subsidiaries. We may also finance our PRC subsidiaries by means of capital contributions. These capital contributions must be registered with the State Administration for Market Regulation or its local counterparts, and shall be concurrently reported to the Ministry of Commerce through its information reporting and submission system.

Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was last amended on December 30, 2019, and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the use by a foreign-invested enterprise of its RMB registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. Nevertheless, SAFE Circular 19 and SAFE Circular 16 reiterate the principle that RMB converted from the foreign currency-denominated capital of a foreign invested company may not be directly or indirectly used for purposes beyond its business scope and prohibit foreign-invested companies from using such RMB fund to provide loans to persons other than affiliates unless otherwise permitted under their business scopes.

Under laws and regulations of mainland China, we are permitted to utilize the proceeds from the Business Combination or our listing to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These laws and regulations of mainland China may significantly limit our ability to use RMB converted from the net proceeds of any financing outside China to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations of mainland China permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reached 50% of its registered capital. For a detailed discussion of applicable regulations of mainland China governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Government Regulations—Regulation on Dividend Distribution.”

Additionally, if our PRC subsidiaries incur debt in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Uncertainties with respect to the legal system and changes in laws and regulations in mainland China could adversely affect us.

We conduct our business primarily through our mainland China subsidiaries. Our operations in mainland China are governed by laws and regulations of mainland China. Our mainland China subsidiaries are subject to laws and regulations applicable to foreign investment in mainland China. The legal system of mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

The laws and regulations of mainland China have significantly enhanced the protections afforded to various forms of foreign investments in mainland China for the past decades. However, because certain recently enacted laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

Furthermore, the legal system of mainland China is based in part on government policies, some of which are not published or not published on a timely basis, and can change quickly with little advance notice. As a result, we may not be aware of our potential violation of such policies and rules.

PRC government has complex regulatory requirements on the conduct of our business and it has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. Such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our products and services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees, limitation with respect to utilization of labor dispatching, applying for foreigner work permits, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to strict requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Companies registered and operating in China are required under the PRC Social Insurance Law (latest amended in 2018) and the Regulations on the Administration of Housing Funds (latest amended in 2019) to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurances including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, and housing provident funds to the extent required by law.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes, government investigations, and imposition of sanctions. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. If we are found to have violated applicable labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in China, and a substantial portion of our assets are located in China. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our securities in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into RMB to pay our operating expenses, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our securities.

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations in mainland China that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Moreover, certain monetary amounts described in this annual report have been expressed in U.S. dollars for convenience only and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing foreign exchange regulations in mainland China, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Government Regulations—Regulations on Foreign Exchange.”

Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive a portion of our revenues in RMB. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholder.

Regulations of mainland China relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under laws of mainland China.

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Government Regulations—Regulations on Foreign Exchange—Offshore Investment by PRC Residents.”

If our direct or indirect stakeholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under laws and regulations in mainland China for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain, and update any applicable registrations or obtain any approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with regulations of mainland China regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulations— PRC Government Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.” We and our PRC resident employees who participate in our share incentive plans are subject to these regulations since we became a public company listed in the U.S. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under laws of mainland China.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries have received various financial subsidies from PRC local government authorities. In 2023, 2022 and 2021, we recorded government grants of US$4.1 million, US$55.8 million and US$490.7 million, respectively. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time, or require us to repay part or all of the financial subsidies we previously received. The discontinuation, reduction, or repayment of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation, issued a circular in April 2009 and amended it in January 2014, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-PRC resident enterprises. In addition, non-PRC resident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

We may not be able to obtain certain benefits under tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under tax treaties and file report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations— PRC Government Regulations—Regulations on Taxation.”

In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the tax authority and we may not be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. SAT Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the State Administration of Taxation issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-PRC resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-PRC resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Circular 7 and Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-PRC resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under laws of mainland China, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the State Administration for Market Regulation.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the entities and experience significant disruption to our operations. If a designated legal representative acts in a manner contrary to the interests of any of our PRC subsidiaries, or obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, we or our PRC subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the legal representative and acts in good faith.

Our leased property interest or entitlement to other facilities or assets may be defective or subject to lien and our right to lease, own or use the properties affected by such defects or lien challenged, which could cause significant disruption to our business.

Under laws of mainland China, all lease agreements are required to be registered with the local housing authorities. We presently lease several premises in China, some of which have not completed the registration of the ownership rights or the registration of our leases with the authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

Some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the lessors. Therefore, we cannot assure you that such lessors are entitled to lease the real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. Meanwhile, registered mortgage of property right exists over certain leased properties before such properties are leased to some of our PRC subsidiaries. In addition, some registered addresses of PRC subsidiaries are inconsistent with the actual operating addresses, and since the ownership certificates of certain leased properties have not been provided to us by the lessors, we cannot make sure whether the actual uses of such lands leased to some of our PRC subsidiaries are inconsistent with the planned use indicated on the ownership certificates of such lands. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under lease agreements for indemnities for their breach of the leasing agreements. In addition, we may not be able to renew our existing lease agreements before their expiration dates, in which case we may be required to vacate the properties. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

We are subject to regulations of mainland China regarding cybersecurity, privacy, data protection and information security. Any privacy or data security breach or any failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, confiscation of illegal gains, revocation of business permits or licenses, or otherwise harm our business and results of operations.

Our operations in China are subject to a variety of laws and regulations of mainland China covering cybersecurity, privacy, data protection and information security and the PRC governmental authorities have recently heightened their supervision on the protection of data security by initiating investigations on certain PRC companies regarding their cybersecurity and use of personal information and data, and enacted and implemented laws and regulations and proposed additional regulatory agenda concerning data protection and privacy, under which internet service providers and other network operators are required to, amongst others, clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent, to establish user information protection systems with appropriate remedial measures and to address national security concerns. For a comprehensive discussion on the aforementioned laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations— PRC Government Regulations—Regulations on Cyber Security and Privacy Protection.”

We expect that PRC operations in the areas referenced above will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks. We are closely monitoring the development in the regulatory landscape and we are constantly in the process of evaluating the potential impact of the PRC Cybersecurity Law, the Civil Code, the Data Security Law, the Personal Information Protection Law and other laws and regulations on our current business practices. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. If further changes to our business practices are required under the evolving regulatory framework governing cybersecurity, information security, privacy and data protection in China, our business, financial condition and results of operations may be adversely affected.

As of the date of this annual report, we had not been informed that we are a critical information infrastructure operator or a “data handler” carrying out data processing activities that affect or may affect national security by any governmental authorities, and it is uncertain whether we would be categorized as such under laws of mainland China. As of the date of this annual report, we had not been involved in any investigations on cybersecurity review made by CAC and we have not received any official inquiry, notice, warning, or sanctions in this respect. We cannot rule out the possibility that the foregoing measures may be enacted, interpreted or implemented in ways that will negatively affect us. There is also no assurance that we would be able to accomplish any review (including the cybersecurity review), obtain any approval, complete any procedures, or comply with any other requirements applicable to us in a timely manner, or at all, if we are subject to the same. In the event of non-compliance, we may be subject to government investigations and enforcement actions, fines, penalties, and suspension of our noncompliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

Our business may be negatively affected by the potential obligations if we fail to comply with social insurance and housing provident fund related laws and regulations.

We are required by PRC labor laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of our employees and associates. In October 2010, the PRC Standing Committee of the National People’s Congress promulgated the Social Insurance Law of PRC, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law of PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by competent labor authorities for rectification if we fail to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject us to administrative fines. The government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the PRC authorities determine that we shall make supplemental social insurance and housing provident fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing provident fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

Risks Relating to Intellectual Property and Legal Proceedings

We may need to defend ourselves against intellectual property right infringement, misappropriation, or other claims, which may be time-consuming and would cause us to incur substantial costs.

Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, services, or technologies, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement, misappropriation, or other violation of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of intellectual property relating to our design, software, or technologies could be found to infringe upon, misappropriate or otherwise violate existing intellectual property rights. If we are determined to have infringed upon, misappropriated or otherwise violated a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease selling or incorporating certain components into our products or services, or offering products or services that incorporate or use the challenged intellectual property;
●	pay substantial damages;
●	seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;
●	redesign our products; or
●	establish and maintain alternative branding for our products and services.

We may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we are able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us and could require us to pay significant royalties and other fees. In the event of a successful claim of infringement, misappropriation or other violation of intellectual property rights against us and our subsequent failure or inability to obtain a license for such technology or other intellectual property right, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In addition, parties making such claims may also obtain an injunction that can prevent us from selling our products or using technology that contains contents that allegedly violate their intellectual property rights. Any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, copyrights, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection, and confidentiality and license agreements with our employees and others to protect our proprietary rights. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. Additionally, certain unauthorized use of our intellectual property may go undetected, or we may face legal or practical barriers to enforcing our legal rights even where unauthorized use is detected.

Implementation and enforcement of laws relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the U.S. or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We may not be able to adequately obtain or maintain our proprietary and intellectual property rights in our data or technology.

We cannot guarantee our employees, consultants, or other parties will comply with confidentiality, non-disclosure, or invention assignment agreements or that such agreements will otherwise be effective in controlling access to and distribution of our products and services, or certain aspects of our products and services, and proprietary information. Additionally, we may be subject to claims from third parties challenging our ownership interest in or inventorship of intellectual property we regard as our own, for example, claims alleging that our agreements with employees or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity. We rely on work-for-hire provisions to effectuate our ownership of intellectual property created by our employees; however, certain types of intellectual property could require separate documentation to validly assign ownership to us.

As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.

As of December 31, 2023, we had 330 registered patents and 772 pending patent applications in various jurisdictions such as mainland China, the U.S., Japan, and the U.K., etc. We also had 304 registered trademarks, registered copyrights to 34 software programs, and 113 registered domain names as of December  31, 2023. Even if our patent applications are granted and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technologies. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Our success depends in part on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property. The patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patents or patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Any failure to obtain or maintain patent and other intellectual property protection with respect to our products could harm our business, financial condition, and results of operations.

In addition to patented technologies, we rely on our unpatented proprietary technologies, trade secrets, processes, and know-how.

We rely on proprietary information, such as trade secrets, know-how, and confidential information, to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services, or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors, and third parties. However, we cannot guarantee that we have entered into such agreements with every party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret to compete with us. If any of our trade secrets were to be disclosed, whether lawfully or otherwise, to or independently developed by a competitor or other third party, it could have a material adverse effect on our business, operating results, and financial condition.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures provide adequate protection for such proprietary information or will never be breached. There is a risk that third parties may obtain unauthorized access to and improperly utilize or disclose our proprietary information, which would harm our competitive advantages. We may not be able to detect or prevent the unauthorized access to or use of our information by third parties, and we may not be able to take appropriate and timely steps to mitigate the damages, or the damages may not be capable of being mitigated or remedied.

Furthermore, others may independently discover our trade secrets and proprietary information. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing, misappropriating, or violating other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in the markets of interest. During trademark registration proceedings, we may receive rejections of our applications. Although we are given an opportunity to respond to such rejections, we may be unable to overcome them. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. In addition, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. Some trademarks in the “Lotus” brand which are used elsewhere in the world are not registered in China. If we inadvertently use these trademarks in China, we might be subject to litigation or claims, which could result in substantial costs, negative publicity, and diversion of resources and management attention.

We may not be able to obtain, protect or enforce our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement, misappropriation, dilution, or other claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Our efforts to obtain, enforce or protect our proprietary rights related to trademarks, trade names, domain name or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations, and prospects.

We depend on information technology to conduct our business. Any significant disruptions to our information technology systems or facilities, or those of third parties with which we do business, such as disruptions caused by cyber-attacks, could adversely impact our business.

Our ability to keep our business operating effectively depends on the functional and efficient operation of information technology systems and facilities, both internally and externally. We rely on these systems to, among other things, make a variety of day-to-day business decisions as well as to record and process transactions, billings, payments, inventory, and other data, in many currencies, on a daily basis, and across numerous and diverse markets and jurisdictions. Our systems, as well as those of our customers, suppliers, partners, and service providers, also contain sensitive confidential information or intellectual property and are susceptible to interruptions, including those caused by systems failures, cyber-attacks, and other natural or man-made incidents or disasters, which may be prolonged or go undetected. Cyber-attacks, both domestically and abroad, are increasing in their frequency, sophistication, and intensity, and have become increasingly difficult to detect. Although we have and continue to take precautions to prevent, detect, and mitigate such events, a significant or large-scale interruption of our information technology systems or facilities could adversely affect our ability to manage and keep our operations running efficiently and effectively, and could result in significant costs, fines or litigation. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. While we strive to maintain reasonable preventative and data security controls, it is not possible to prevent all cybersecurity threats to our information technology systems and information and those of our third-party service providers, over which we exert less control. An incident that results in a wider or sustained disruption to our business or products could have a material adverse effect on our business, financial condition, and results of operations.

Additionally, certain of our products contain complex information technology systems designed to support today’s increasingly connected vehicles, and could be susceptible to similar interruptions, including the possibility of unauthorized access. Further, as we transition to offering more cloud-based solutions which are dependent on the Internet or other networks to operate, we may increasingly be the target of cyber threats, including computer viruses or breaches due to misconduct of employees, contractors, or others who have access to our networks and systems, or those of third parties with which we do business. Although we have designed and implemented security measures to prevent and detect such unauthorized access or cyber threats from occurring, we cannot assure you that vulnerabilities will not be identified in the future, or that our security efforts will be successful. Any unauthorized access to our components could adversely affect our brand and harm our business, prospects, financial condition, and operating results. Further, maintaining and updating these systems may require significant costs and often involves implementation, integration, and security risks, including risks that we may not adequately anticipate the market or technological trends or that we may experience unexpected challenges that could cause financial, reputational, and operational harm. However, failing to properly respond to and invest in information technology advancements may limit our ability to attract and retain customers, prevent us from offering similar products and services as those offered by our competitors or inhibit our ability to meet regulatory or other requirements.

To date, we have not experienced a system failure, cyber-attack or security breach that has resulted in a material interruption in our operations or material adverse effect on our financial condition. While we continually seek to expand and improve our information technology systems and maintain adequate disclosure controls and procedures, we cannot assure you that such measures will prevent interruptions or security breaches that could adversely affect our business.

We use open source software, which may pose particular risks to our proprietary software and source code. We may face claims from open source licensors claiming ownership of, or demanding the release of, the intellectual property that we developed using or derived from such open source software.

We use open source software in our proprietary software and will use open source software in the future. Companies that incorporate open source software into their proprietary software and products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses to third parties at no cost, if we combine our proprietary software with open source software in certain manners. Although we monitor our use of open source software, we cannot assure you that all open source software is reviewed prior to use in our software, that our developers have not incorporated open source software into our proprietary software, or that they will not do so in the future. In addition, companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their proprietary software. If an author or other third party that distributes such open source software were to allege that we have not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our proprietary software. In addition, the terms of open source software licenses may require us to provide software that we develop using such open source software to others on unfavorable license terms.

As a result of our current or future use of open source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our proprietary software, discontinue making our proprietary software available in the event re-engineering cannot be accomplished on a timely basis or take other remedial action. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts. Further, in addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and results of operations.

Risks Relating to Our Securities

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, the price for our ADSs and the trading volume could decline significantly.

The trading market for our ADSs will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of us, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our ADSs could decrease, which might cause the price for our ADSs and the trading volume to decline significantly. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade their assessment of us or publish inaccurate or unfavorable research about our business, the market price and liquidity for our ADSs and Warrants could be negatively impacted.

Resales of our securities by our securityholders may cause the market price of the our securities to drop significantly, even if our business is doing well.

Sales of a substantial number of our securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities.

The trading prices of our ADSs and Warrants may be volatile and a market for our ADSs may not develop, which would adversely affect the liquidity and price of our ADSs.

An active trading market for our ADSs may never develop or, if developed, may not be sustained. You may be unable to sell your ADSs unless a market can be established and sustained.

The trading prices of our ADSs and Warrants may be volatile and may fluctuate due to a variety of factors, some of which are beyond our control, including, but not limited to:

●	actual or anticipated fluctuations in our financial condition or results of operations;
●	variance in our financial performance from expectations of securities analysts;
●	changes in our projected operating and financial results;
●	changes in laws and regulations affecting our business, our customers, suppliers, or our industry;
●	announcements of new services and expansions by us or our competitors;
●	our ability to continue to innovate and bring products to market in a timely manner;
●	our involvement in actual or potential litigation or regulatory investigations;
●	negative publicity about us, our products or our industry;
●	changes in our senior management or key personnel;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;
●	sales of our securities by us, our shareholders or our warrant holders, as well as the anticipation of lockup releases;
●	general economic, political, regulatory, industry, and market conditions;
●	natural disasters or major catastrophic events; and
●	other events or factors, including those resulting from war, incidents of terrorism, natural disasters, pandemics or responses to these events.

These and other factors may cause the market price and demand for our ADSs and Warrants to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of our ADSs and Warrants. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our ADSs and Warrants, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to key employees under our equity incentive plans. We also intend to raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per ADS value of our ADSs to decline.

Holders of our ADSs may not have the same voting rights as our registered shareholders and might not receive voting materials in time to be able to exercise their right to vote.

Except as described in this annual report and in the deposit agreement, holders of the our ADSs will not be able to exercise voting rights attaching to the underlying Ordinary Shares evidenced by the ADSs on an individual basis. Under the deposit agreement, holders of our ADSs must vote by giving voting instructions to the depositary, including instructions to give a discretionary proxy to a person designated by us. Upon receipt of such holder’s voting instructions, the depositary will vote the underlying Ordinary Shares in accordance with these instructions. Holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying Ordinary Shares unless they withdraw the underlying Ordinary Shares. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that holders of our ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise their right to vote.

The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and holders of our ADSs may not be able to exercise rights to direct how the Ordinary Shares represented by our ADSs are voted.

A holder of the our ADSs may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of our ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying Ordinary Shares in accordance with these instructions. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw the Ordinary Shares underlying the our ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure such holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. Furthermore, the depositary will not vote on any matter for which voting is conducted on a show of hands basis in accordance with our then effective memorandum and articles of association and will not have an obligation to demand voting on a poll basis. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and may lack recourse if their equity shares are not voted as requested.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting our ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and/or other governmental charges, delivery and other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to ADS holders, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Ordinary Shares, but will have no right to any compensation whatsoever.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement.

Holders of our ADSs might not receive distributions on our equity shares, or any value for them at all, if it is unlawful or impracticable for us to make them available to such holders.

The depositary of the our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for the our ADSs receives on Ordinary Shares or other deposited securities after deducting its fees and expenses in accordance with the deposit agreement. Holders of our ADSs will receive these distributions in proportion to the number of the underlying Ordinary Shares that their ADSs represent. However, the depositary is not responsible if it is unlawful or impracticable to make a distribution available to any holders of our ADSs. For example, it would be unlawful to make a distribution to a holder of our ADSs if it consists of securities that require registration under the Securities Act but such securities are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of our ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of the our ADSs, equity shares, rights or anything else to holders of the our ADSs. This means that holders of our ADSs might not receive the distributions that we make on our Ordinary Shares or any value for them at all if it is unlawful or impracticable for us to make them available to you.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York), and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. These arbitration provisions govern such dispute or difference and do not, in any event, preclude you from pursuing claims under the Securities Act or the Exchange Act in federal courts.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a pre-dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

The Warrants are exercisable for Ordinary Shares in the form of ADSs, which would increase the number of shares eligible for resale in the public market and result in dilution to shareholders.

Warrants to purchase an aggregate of 15,037,030 Ordinary Shares in the form of ADSs are exercisable in accordance with the terms of the Warrant Agreement governing those securities. The number of Warrants outstanding is equal to approximately 2.2% of our currently outstanding Ordinary Shares. The exercise price of the Warrants is US$11.50 per share, subject to adjustment. To the extent such Warrants are exercised, additional Ordinary Shares in the form of ADSs will be issued, which will result in dilution to the existing holders of Ordinary Shares or ADSs and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such ADSs in the public market or the fact that such Warrants may be exercised could adversely affect the market price of ADSs However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless.

We may redeem your unexpired Warrants held by holders other than the Sponsor or its permitted transferees prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

We may redeem Public Warrants prior to their exercise at a time that is disadvantageous to the holders of such Warrants, thereby making such warrants worthless. More specifically:

●	we have the ability to redeem outstanding Warrants (except as described herein with respect to the private placement warrants) at any time prior to their expiration, at a price of US$0.01 per warrant, provided that the last reported sales price of Ordinary Shares equals or exceeds US$18.00 per share (subject to adjustment) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met.
●	we also have the ability to redeem outstanding Warrants at any time prior to their expiration, at a price of US$0.10 per warrant, provided that the last reported sales price of Ordinary Shares equals or exceeds US$10.00 per share (subject to adjustment) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met. If the last reported sales price of Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than US$18.00 per share (subject to adjustment), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding Public warrants, as described above. In each case, we may only call the Warrants for redemption upon a minimum of 30 days’ prior notice of redemption.

Redemption of the outstanding Warrants could force you (i) to exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants, or (iii) to accept the nominal redemption price, which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants.

The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of warrantholders to obtain a favorable judicial forum for disputes with us in connection with such warrants.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the U.S. are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of warrants under the Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions of the Warrant Agreement. If any action, being referred to herein as a “foreign action,” the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York in the name of any holder of the warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions, and (y) having service of process made upon such warrant holder in any such action to enforce the forum provisions by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

The choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, we will incur additional legal, accounting and other expenses. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.

Many members of our management team will have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of its board of directors, particularly to serve on our audit committee, and qualified executive officers.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our ADSs less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

We qualify as an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least US$1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares held by non-affiliates exceeds US$700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.

As a result, our shareholders may not have access to certain information they deem important or at the same time if we were a non-foreign private issuer. We cannot predict if investors will find our ADSs less attractive because we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market and price for our ADSs may be more volatile.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, if you hold our securities, you may receive less or different information about us than that you would receive about a U.S. domestic public company.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii) our business is administered principally in the U.S. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the U.S. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As a company incorporated in the Cayman Islands and a “controlled company” within the meaning of the Nasdaq corporate governance rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies or rely on exemptions that are available to a “controlled company”; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

We are an exempted company incorporated in the Cayman Islands, and listed on Nasdaq as a foreign private issuer. Nasdaq listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies. We rely on home country practice exemption available to foreign private issuers for the requirement under (i) Nasdaq Rule 5605(c)(2)(A) that each of the members of our audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2) and (ii) Nasdaq Rule 5620 that each issuer must hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. We may choose to follow additional home country practices in the future.

We are a “controlled company” as defined under the Nasdaq corporate governance rules because Mr. Shufu Li owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; and (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors. Currently, we rely on all of the foregoing exemptions available to a controlled company.

As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to companies that are subject to these corporate governance requirements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, and we conduct a substantial portion of our operations, and a majority of our directors and executive officers reside, outside of the U.S.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and conduct a majority of our operations through our subsidiaries in China. A substantial portion of our assets are located outside the U.S. A majority of our officers and directors reside outside the U.S. and a substantial portion of the assets of those persons are located outside of the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or officers, or to enforce judgments obtained in the U.S. courts against our directors or officers. For more information regarding the laws of the Cayman Islands and China.

Our corporate affairs are governed by our memorandum and articles of association, as amend from time to time, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a different body of securities laws than the U.S. and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges, of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

We do not expect to pay dividends in the foreseeable future.

We expect to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

Our board of directors has discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. Accordingly, you may need to rely on sales of our ADSs after price appreciation, which may never occur, as the only way to realize any future gains on your investment. There is no guarantee that the our ADSs will appreciate in value or that the market price of the our ADSs will not decline.

There can be no assurance that we will not be treated as a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If we are a PFIC for any taxable year (or portion thereof) during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. A non-U.S. corporation will generally be a PFIC for U.S. federal income tax purposes if, in any taxable year, either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.

Based on our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2023 and do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. However, the facts on which any determination of PFIC status are based are not known until the close of each taxable year in question. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to us and the risks of owning equity securities in a company that may be a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Item 4.Information on the Company

A.History and Development of the Company

Our Lotus BEV business, founded in 2018, was carried out by Wuhan Lotus Cars and the Lotus BEV business unit of Ningbo Geely Automobile Research & Development Co., Ltd., or Ningbo Geely R&D, incorporated in the People’s Republic of China, Lotus Tech UK incorporated in the U.K. and Lotus Tech Innovation Centre GmbH, or Lotus GmbH, incorporated in Germany. For the periods ended prior to the Restructuring, we also carried out the Lotus BEV business through the former VIE and its subsidiaries based in mainland China. However, we restructured our company beginning in 2023 such that we no longer have any VIE. We refer to this series of transactions in this annual report as the Restructuring.

On August 9, 2021, LTC was incorporated as a limited liability company in the Cayman Islands.

Through a series of steps, including transferring the assets and employees in the Lotus BEV business unit of Ningbo Geely R&D into Wuhan Lotus Cars and transferring the equity of Wuhan Lotus Cars to the WFOE, the Company gained control over WFOE through Lotus HK on December 15, 2021. The equity interests of Lotus Tech UK and Lotus GmbH were transferred to us on December 29, 2021 and June 24, 2022, respectively.

On November 4, 2021, we entered into trademark licenses agreements with a related party, Group Lotus Limited, a wholly-owned subsidiary of Lotus Group International Limited, or LGIL, pursuant to which, we received the “Lotus” trademark licenses as long as we conduct the business in relation to lifestyle vehicles (excluding sports car). We issued 216,700,000 ordinary shares as consideration for such trademark. The above reorganization was completed on June 24, 2022.

On November 12, 2021, the former VIE and a third-party established Ningbo Robotics Co., Ltd., or Ningbo Robotics, in which the former VIE held 60% equity interest. In March 2022, the former VIE transferred its 60% legal equity interest of Ningbo Robotic to its then wholly-owned subsidiary, Sanya Lotus Venture Capital Co., Ltd.

On March 15, 2022, LTC declared a 10-for-1 stock split in the form of a stock dividend and such stock dividend is distributed to all the shareholders of LTC in proportion to their respective shareholdings in LTC. Before the stock dividend, LTC had 216,700,000 ordinary shares and 2,407,778 Series Pre-A Preferred Shares issued and outstanding with a par value of US$0.00001 per share. After the stock dividend, LTC had 2,167,000,000 ordinary shares and 24,077,780 Series Pre-A Preferred Shares issued and outstanding.

Since early 2023, LTC has been implementing the Restructuring. As of the date of this annual report, LTC’s operations in mainland China are conducted by its mainland China subsidiaries and LTC does not have any VIE structure.

On February 22, 2024, we consummated the Business Combination with LCAA, pursuant to the Merger Agreement. LCAA was a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Our ADSs and Warrants have been listed on The Nasdaq Global Market since February 23, 2024 under the symbol “LOT” and “LOTWW,” respectively.The mailing address of our principal executive office is No. 800 Century Avenue, Pudong District, Shanghai, People’s Republic of China, and its phone number is +8621 5466-6258. Our corporate website address is www.group-lotus.com. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

B.Business Overview

We are a pioneering luxury BEV maker that designs, develops luxury lifestyle vehicles (non-sports car vehicles for daily usage) under the iconic British brand “Lotus” and sell all Lotus branded cars. We launched our first fully electric Hyper-SUV, Eletre, in 2022, and our second lifestyle production vehicle and first hyper grand tourer (hyper-GT) vehicle, Emeya, in 2023. In addition to Eletre and Emeya, we plan to launch two additional fully-electric vehicles in the near future, including a D-segment SUV in 2025 and a BEV lifestyle sports car in 2026. We manufacture all BEV lifestyle models through a contract manufacturing partnership with Geely Holding, utilizing Geely Holding’s newly-constructed, state-of-the-art manufacturing facilities dedicated for EVs in Wuhan, China, with a planned production capacity of 150,000 units annually.

We bring customers a luxury retailing experience through a digital-first, omni-channel sales model to establish and develop direct relationship with customers and covers the entire spectrum of customer experience, both physically and virtually. As of December 31, 2023, we had 215 stores in our global distribution network.

In 2023, we delivered a total of 6,970 vehicles, which consisted of our lifestyle vehicles and sportscars distributed through LTIL.

Our Vehicles

Our first lifestyle production vehicle, Eletre, is a new breed of pure electric SUV powered by Lotus’s proprietary 800-volt EPA. Deliveries of Eletre commenced in China and Europe in 2023. Planning is underway for deliveries to the U.S. and rest of the world. Our second lifestyle production vehicle, Emeya, was launched in September 2023 and we began deliveries of Emeya in March 2024. In addition to Eletre and Emeya, we plan to launch two additional fully-electric vehicles in the near future, including a D-segment SUV in 2025 and a BEV sports car in 2026. We also plan to upgrade our models on an ongoing basis.

Eletre

Eletre is the first of our new breed of pure electric SUV. It is our first lifestyle vehicle, which aims to set the standard for our future lifestyle vehicles. The five-seater (four-seater as optional) is 5,103 millimeters long with a 3,019-millimeter wheelbase, providing customers a spacious and comfortable riding experience. Eletre comes with standard five drive modes, switchable through adjusting the front and rear wheel steering, damper settings, chassis controls system, propulsion strategies, and accelerator pedal response.

Three different versions of Eletre are available, namely, Eletre, Eletre S and Eletre R, with the choice of two powertrains. These versions are designed to satisfy the various demands of customers—Eletre R is tailored for customers who seek speed and control while Eletre S provides longer range and more comfort. With average MSRP higher than US$100,000, Eletre and Eletre S feature the 450 kilowatts single-speed version, with a maximum miles per full charge according to the Worldwide Harmonized Light Vehicles Test Procedure (WLTP) of 600 kilometers (km). Eletre and Eletre S can deliver a top speed of 258 km per hour and an acceleration from zero to 100 km per hour in 4.5 seconds and from 80 to 120 km per hour in less than 2.2 seconds, with a maximum of 710 Newton-meter (Nm) of torque. With average MSRP higher than US$130,000, Eletre R comes with the flagship 675 kilowatts dual-speed system, with a maximum WLTP of 490 km and dual-speed version on rear engine. Eletre R can deliver a top speed of 265 km per hour and an acceleration from zero to 100 km per hour in just around 2.95 seconds and from 80 to 120 km per hour in less than around 1.9 seconds, with a maximum of 985 Nm of torque. In addition to standard five drive modes, Eletre R also comes with another track mode. All three versions come with a 112-kilowatt-hour battery pack, with a fast charging time of less than 20 minutes from 10% to 80% capacity using a rapid charger. We offer slightly different Eletre, Eletre S and R models (namely, Eletre L+, Eletre S+ and R+) tailored to the China market.

Efficient aerodynamics have historically been at the heart of the Lotus brand. A significant element of the exterior design of Eletre is porosity, which essentially allows air to flow through the vehicle as opposed to being pushed around it, reducing air resistance and delivering a more efficient journey in terms of improved vehicle range, speed, performance and design aesthetics. Eletre’s interior brings a comfortable and luxurious feeling to passengers, configuring highly durable materials and an immersive infotainment system. Eletre is equipped with a 15.1-inch high definition OLED screen which works in tandem with the digital passenger display and provides access to its advanced infotainment system. Information is displayed to the driver via a head-up display (HUD) featuring augmented reality (AR) technology. Voice control is enabled through advanced speech recognition technology.

Lotus Hyper OS is an operating system powering our advanced digital cockpit cabin installed in Eletre, enabling us to create next-generation real-time 3D digital mapping and graphing experiences. Lotus Hyper OS includes two Qualcomm 8155 System-on-chips to provide accelerated graphic rendering and higher data transmission speeds. Eletre will also debut a next-generation digital head unit, which is expected to provide fully customizable displays, hosted on an advanced driver information module.

Eletre is equipped with the latest connectivity technology, including 5G compatibility, which enables the performance and features of the vehicle to be continually updated and enhanced via over-the-air (OTA) updates. Eletre owners can connect to the car via a smartphone app, and access driving logs, vehicle and charge status, remote features, location services and other functionalities. Eletre also comes with navigation services, including EV routing, EV range assistant, and predictive routing, and provides a series of safety functions. In addition to standard safety features, Eletre features collision mitigation support (front and rear), traffic sign information, front and rear cross traffic alert, children presence detection, lane departure warning, and emergency rescue call.

Emeya

Emeya (Type 133), a four-door luxury and performance vehicle, is our second lifestyle vehicle and first hyper grand tourer (hyper-GT) vehicle. It is also one of the world’s most advanced electric hyper-GT vehicles.

Emeya is developed based on the same advanced EPA architecture and adopting the same strong aerodynamics and intelligent driving system as Eletre. Powered by our high-power dual motor, Emeya can deliver an acceleration from zero to 100 km per hour in 2.8 seconds, making it one of the fastest electric GTs in the world. Equipped with our supercharging feature, Emeya can reach 150 km range with five minutes of charging time and boost up to 80% capacity within 18 minutes of charging time using a 350 kW direct current fast charger. In addition, Emeya has been meticulously designed with the latest sustainable materials to reduce the carbon footprint of its production.

We commenced deliveries of Emeya in China in March 2024, and expect to commence deliveries in Europe in the second half of 2024. The average MSRP of Emeya exceeds US$100,000.

Future Models

Type 134

Type 134 is a D-segment BEV SUV planned for launch in 2025. With an average MSRP over US$70,000, Type 134 will be an SUV targeting a broader customer base including younger demographics.

Type 135

Type 135 is a BEV sports car planned for launch in 2026 . With an average MSRP over US$95,000, Type 135 will be our first all-electric sports car, built upon Lotus’s unique sports car platform.

Our Global Commercial Platform

We have developed a Global Commercial Platform for the sales and distribution of our vehicles and sports cars made by Lotus UK. As of December 31, 2023, we had 215 stores in our global distribution network.

Luxury Retailing Experience for Customers

Aiming to provide a future-proof, luxurious customer experience, we adopt a digital-first, omni-channel sales model for Eletre, Emeya and future BEV models to establish and develop direct relationship with customers, covering the entire spectrum of customer experience, both physically and virtually.

Our global sales digital platform provides a full suite of luxury retailing experience, including, a virtual showroom of our brand and products, an enquiry, order, purchasing and customization platform, and a reservation system for test drive, product delivery, aftersales services, among others. We also create online forums in various geographic markets for customers to engage, search, communicate and interact. Our customers are offered a wide range of options for customization, including exterior, interior, and other functions and features. Our customers can also reserve test-driving sessions and have access to our digital payment system and aftersales services and software updates.

Master Distribution Agreement with Lotus UK

Pursuant to the Distribution Agreement entered into by and between Lotus Cars Limited, the entity carrying out Lotus UK’s sportscar manufacturing operations, and LTIL, we are the exclusive global distributor (excluding the U.S., where LTIL will act as the head distributor with the existing regional distributor continuing its functions) for Lotus Cars Limited to distribute vehicles, parts, and certain tools, and to provide aftersales services, branding, marketing, and public relations for such vehicles, parts, and tools distributed by it. The Distribution Agreement also provides that each year we and Lotus UK will prepare business plans and annual targets taking into account historical sales figures, forecast demand, national, regional, and local trends, and Lotus UK’s production capacity for the vehicles. Additionally, pursuant to the Distribution Agreement, existing stores and dealers of Lotus UK are transferred to us. As of December 31, 2023, we had 215 stores in our global distribution network. In addition to Eletre, Emeya and future BEV models, major vehicle models under the Distribution Agreement include Evija (BEV sports car) and Emira (ICE sports car), both developed and manufactured by Lotus UK, and another BEV sports car to be launched by Lotus UK in the near future.

Emira

Launched in 2021, Emira is built on a new Lotus sports car architecture. It uses the pioneering Lotus bonded extruded aluminum chassis technology. Emira is 4,412 millimeters long with a 2,575-millimeter wheelbase. It comes with a power output of 298 kilowatts. Emira can deliver a top speed of 290 km per hour and an acceleration from zero to 100 km per hour in 4.5 seconds, with a maximum of 420 Nm of torque.

Evija

Launched in 2019 with an average MSRP exceeds US$2.2 million, Evija, the world’s first pure electric British hyper car and a 2020 MUSE Global Design Awards winner, is the first Lotus road car to feature a one-piece ultra-lightweight carbon fiber monocoque chassis. It is 4,459 millimeters long and weighs only 1,887 kilograms. Evija comes with 1,500 kilowatts power system, with a WLTP maximum range of 402 km. Evija can deliver a top speed of 320 km per hour and an acceleration from zero to 300 km per hour in 9.1 seconds, with a maximum of 1,700 Nm of torque. Evija is equipped with a 93-kilowatt-hour battery pack, with a fast charging time of around 18 minutes to 100% capacity. We started deliveries of Evija in 2024.

Distribution of vehicles and other products

We are responsible for establishing and maintaining a distribution network and an aftersales service network either selling directly, through Lotus UK’s subsidiaries, or by appointing sub-distributors. We are responsible for making sure that the sub-distributors will meet all the standards and abide by the guidelines as stipulated in the Distribution Agreement and achieve the minimum criteria for sales and aftersales service provisions, each as set out in the annual business plan. We are also responsible for providing branding, marketing, and public relations services in relation to Lotus-branded products.

Under the Distribution Agreement, we are generally responsible for procuring licenses and permits and fulfilling other procedures and formalities required to import the vehicles, while Lotus UK is responsible for obtaining homologation, also referred to as vehicle approval or type approval, of new sports car vehicle models.

Aftersales services

We also provide service and repair for vehicles manufactured or supplied by Lotus UK, in accordance with the applicable aftersales services and warranty services protocol. To provide customers with convenient and hassle-free aftersales experience, we pay close attention to customer requests and carry out testing and inspection that may be necessary to identify defects and ensure satisfactory functioning of vehicles.

Charging Solutions

We are dedicated to offering our customers a convenient and efficient charging experience and provide multiple solutions including home charging, flash charging through our company-owned charging network, and on the go charging which is provided by our designated partners.

In Europe, we are partnering with a leading platform which provides our customers with extensive charger network that covers across Europe. We also offer home charging solutions for owners of our vehicles.

In China, we provide home charging solutions and partner with leading suppliers that have charging network across the country. Partnering with local charging solutions developers, we operate company-owned charging network that provides 480 kW flash charging for our featured 800-volt EPA in core commercial areas of metropolises such as Beijing and Shanghai, among others. As of December 31, 2023, we had launched 65 flash charging stations in China and partnered with public charging stations to bring convenience to the charging experience of our customers.

In the U.S. and other global markets, we plan to provide comprehensive charging solutions tailored for local market conditions and customer demands.

Technology

We have taken a decisive path in developing EV-related technologies to achieve a fully-electric product portfolio. We will further establish our strong technology identity, which will be reflected in future electrified models.

Architecture and Chassis Platform

Eletre is built on an all-new proprietary 800-volt EPA architecture with integrated, high-voltage power distribution system. This architecture uses aluminum and high tensile steel for optimal structural rigidity. The EPA’s battery system enables intelligent heat management operating system for maximum energy conservation. Equipped with all-wheel drive and electric motor, Eletre can deliver a top speed of 265 km per hour with a maximum of 985 Nm of torque and it can reach up to 905 hp.

The EPA adopts a highly adaptable design and inherits our light-weight philosophy. The high energy density of the battery pack provides the optimal balance between performance and driving range. There are two electric motors, one driving the front wheels and another driving the rear wheels. Its three-in-one electric drive system integrates each motor with an inverter and a transmitter, an efficient design that makes the unit smaller and lighter. Our EPA enables drivers to enjoy stability, precision, and flexibility:

●	Stability. Our EPA system is equipped with active stabilizer bar systems to dynamically adjust stabilizer bars under various driving conditions, and deliver sports car-like experience and premium agility, cornering stability and controllability. The active suspension control system adjusts the height and damping rate of the suspension system to provide an optimal balance between comfort and handling performance.
●	Precision. The active kinematics control available in EPA implemented by a rear-wheel steering system will optimize the cornering control and agility at all speeds. The active kinematics control technology adjusts the turning radius at various speeds and enhances the maneuverability at low speeds and agility at high speeds.

●	Flexibility. Lotus intelligent dynamic control system (LIDC) improves the flexibility of vehicles in complex road conditions, such as curved road conditions, therefore improving the overall stability. The one-box brake system is another highlight which increases vehicle flexibility where a de-coupled system design enables a sports car-like brake pedal feel in combination with improved energy regeneration during braking maneuvers.

Intelligent Driving

Lotus Intelligent Driving research and development commenced as early as 2018. We are committed to building the best platform for advanced intelligent driving technologies and have strong in house research and development capabilities, which includes cognition, decision, planning and control. We support end-to-end intelligent driving technologies with expertise in best-in-class hardware, advanced software and algorithms, and powerful cloud solutions. Our intelligent driving R&D teams in Germany and China have extensive experience in homologation and deep understanding of the behaviors and preferences of local customers.

●	Intelligent driving hardware. We have invested significant resources into the development of hardware and we have L4-ready hardware embedded in our vehicles. Our deployable LiDAR technology is capable of all-around perception coverage with seven HD cameras of eight-megapixel, six long/short-range millimeter-wave radars among which the front and rear are image radars, four 128-line LiDARs, 12 ultrasonic radars, one in-car camera, and four around-view cameras. By combining radars and LiDARs with camera sensors, our BEV lifestyle models can capture the speed and other information on the road to support high-level intelligent driving functions. In addition, Eletre and Emeya are also powered and supported by dual NVIDIA DRIVE Orin chips with 500 to 1,000 TOPS computing power to process complex data and image. The L4-ready hardware on the vehicles are capable of capturing significant amounts of high-quality information, which in turn could be used to optimize our key intelligent driving algorithms, thereby helping us remain as a leader in the development of such technology. We believe this top-class driving hardware distinguishes our models from our competitors’ vehicles and enables our models to evolve with the development of intelligent driving technology throughout its life-cycle.
●	Software capabilities. Our intelligent driving R&D team has developed key intelligent driving algorithms including cognition, decision, planning, and control. Our intelligent driving-related testing and simulation tools are also being developed to test and train algorithms and build a foundation of our cloud-based services. Our advanced intelligent driving software and algorithms take into account of various scenarios, including high-way, urban, and parking. Eletre and Emeya come with L2 intelligent driving solutions such as driving assistance, parking assistance, and active safety system, upon delivery. On top of these functions, we are developing end-to-end solutions for scenarios such as high-way, urban, and parking, which some of the solutions have been integrated into our models as premium functions through OTA. Further, our intelligent driving arm, Lotus Robotics, has been designated to license several leading automakers to provide them with its intelligent driving technology, software and intelligent driving-related tools.
●	Cloud services. We constructed a powerful cloud infrastructure to support cloud-based services to customers. Our cloud services fully empower intelligent driving in data compliance, model training, process optimization, and improve computing power and digital operation capabilities.

We have integrated these hardware, software and cloud capabilities to develop a full stack of advanced intelligent driving technologies, which enable our vehicles to perceive and intelligently react to their surroundings and thereby enhancing their driving experience. By combining our powerful algorithms, HD cameras, radars and high-precision mapping capabilities, our vehicles are able to precisely perceive their surroundings in stereoscopic display. Our vehicles then dynamically react to their perceived surroundings by leveraging our customized planning and control algorithms. Taken together, our intelligent driving solution offers smooth and intelligent driving experience to drivers, even under extreme road conditions.

E-mobility Platform

We have developed an electrical, instrumentation and control (EIC) system, which enhances the efficiency and performance of BEV models. With the EIC system, we are pioneering the release of 800-volt architecture and incorporating high-power motors into the e-mobility system. In addition, our supercharging design features significant charging efficiency to ensure the consistently strong performance of its e-mobility system.

●	Pioneering 800-volt architecture. We have launched an 800-volt electric platform by doubling the voltage to meet customers’ high-power demand in BEV. This pioneering design can increase the efficiency of energy utilization and reduce the overall weight of vehicles.
●	High-power motors. Eletre and Emeya come with two electric motors, one driving front wheels and another driving the rear wheels. The high-power motor driving the rear wheels is developed by us with a maximum of 450 kw hp. Those motor also incorporates an 800-volt-SiC inverter and two-speed gearboxes to realize an acceleration from zero to 100 km per hour within three seconds and to maintain strong vehicle power performance at the highest speed of 265 km per hour.
●	Supercharging feature. Underpinned by our proprietary 800-volt architecture and high-power motors, we have developed a 420 kw supercharging solution. The supercharging feature can electrify the battery level from 10% to 80% within 20 minutes and reach 120 km range with five minutes of charging time. We are improving the performance of our supercharging solutions to further reduce the charging time.

Digitalized Cabin and Connectivity

Adhering to our driver-centric design philosophy, we digitalized our cabin design and implemented connectivity features to meet the drivers’ expectations in vehicle digitalization and connectivity. By combining configuration and software systems together, we provide optimized intelligent cabin experiences in driving, entertainment, and interactions for our customers.

●	Cabin configuration. The cabin of Eletre and Emeya is equipped with the best-in-class hardware including latest chips and HUD screen technologies. We have onboarded dual Qualcomm 8155 chips to provide accelerated graphic rendering and higher data transmission speeds. Our multi-screens cabin setup provides customers convenient and immersive control over infotainment system.
●	Cabin operation system. Apart from top hardware configuration, we also develop our own Hyper OS cabin operating system with the “UNREAL Engine” to support real-time rendering and optimize 3D content and experiences. The operating system enables the screens to achieve a stable 60 frames per second refresh rate on screens and smooth switches among different cabin functions.
●	Vehicle Connectivity. The connectivity features are built for multi-vehicle connection scenarios, allowing for high-speed transmission of data among vehicles and with third parties. To enhance the connectivity functions within the vehicle, we onboarded 5G high-speed mobile networks for external downloads and gigabit ethernet for efficient internal connections among vehicle modules. The Bluetooth 5.2 and ultra-wideband digital keys are serving as critical supplements to vehicle connectivity functions for high-quality data transfer.

Engineering Design

The lightweight vehicle design and vehicle aerodynamics are the most noteworthy engineering features of our BEV models design. We also provide engineering design consultancy services to external OEMs.

●	Aerodynamic efficiency. We have proprietary and patented technologies related to aerodynamics, including wedge-shaped car designs, air intakes, and airfoils, and our electric vehicle portfolio inherits the aerodynamics design heritage. For example, the unique porosity design can reduce the low drag coefficient of Eletre to 0.26, making it easier to pass through the surrounding air. In addition, the active rear spoiler and active air intake grille designs enable Eletre to reach a considerable vehicle downforce for optimal stability at high speeds.

●	Lightweight vehicle design. The “lightweight” design philosophy is key to our heritage and we keep innovating in the use of materials and in designing new processes to reduce vehicle’s weight. For example, we have designed 17 kinds of welding processes to realize lightweight vehicle mass production. The lightweight design enables BEV models to have faster straight-line acceleration, increased range, and extraordinary handling.

Worldwide Research and Development Footprint

We have a dedicated global team to support our R&D activities with a sizable scale and comprehensive functionalities, covering all major technological perspectives. Our approach to innovation demonstrates an inter-connected global collaboration among highly experienced and dedicated Lotus teams in the U.K., Germany and China, each with different technological focuses. Centered around our global headquarters in Wuhan, China, which focuses on cloud computing and online data processing, we operate a software center in Shanghai focusing on global system integration and network security and a research institute in Ningbo focusing on electric architecture, charging and power system, and intelligent driving. We have established two R&D centers on engineering and product design, including Lotus Technology Creative Centre (LTCC) located in the heart of the British car industry in Coventry, U.K., with a focus on automotive design and design strategy, product and brand communication and sustainable material science, and Lotus Technology Innovative Centre (LTIC) located in Frankfurt, Germany, with a focus on behavioral science, innovative vehicle technologies, dynamic attribute development, user interface and regional tuning and application.

Our research and development efforts are focusing on the development of key EV technologies while benefiting from the technological support from the Geely Holding ecosystem. We intend to continually develop cutting-edge technologies, including our 800-volt EPA architecture and hardware, algorithms, and software system to enhance the competitiveness of our vehicles. We also plan to monetize our R&D capabilities by licensing our IPs and software via subscriptions to other luxury auto brands.

Guided by our R&D leaders, our global research and development team has extensive experience in automotive and technology industries. As of December 31, 2023, our R&D team consisted of 1,802 professionals with extensive knowledge in automotive, engineering, software, AI as well as diversified working experiences from leading vehicle manufacturers globally. Such composition ensures solid technology development capabilities, especially in intelligence and digitalization. The diversified cultural and professional background promotes the exchange of ideas from different perspectives and ensures the generation of innovations.

U.K.

LTCC is a world-class automotive design facility mainly responsible for the design of our performance lifestyle vehicles and future vehicle design strategy. LTCC delivers a complete range of creative disciplines that go beyond traditional automotive styling. The studio has dedicated teams working in design strategy, exterior and interior design to user and customer experience, studio engineering, color, materials, and finish. The studio takes a brand first approach to ensure these disciplines are brought together cohesively.

Germany

LTIC is a world-class engineering facility in electric mobility. As a part of our international research and development network, LTIC develops new products and solutions for a new era of premium performance driving, and participates in the development of our high-end technology, such as regional development for ADAS, EPA, new architecture, digital vehicle dynamics, vehicle hardware, and intelligent cabin.

LTIC adopts an agile organizational structure where its members can work in different working teams based on the focuses of various phases of the project. LTIC works in three main areas:

●	The global development oversees global products, including, among others, digital chassis and digital vehicle dynamics. This team has assisted with component integration, durability testing, certification and homologation, as well as EV management systems.

●	The regional development and delivery collaborates with our U.K. and China teams and is responsible for global R&D platform deployment and specification development, catering to regional customer needs. This team is also responsible for the compliance of our products of legal and regulatory requirements, including, among others, analyzing local legislation, managing data center, and dealing with cybersecurity matters.
●	The innovation and new platform development is responsible for creating new concepts and new architectures for our future product pipeline. This team studies new technologies and pioneers in digital vehicle dynamics. In addition, LTIC adopts an agile organization setup approach and engineers can work in different working teams during different phases of the project.

China

Our R&D teams in China are based in Wuhan, Shanghai and Ningbo. We focus our research and development efforts in China on our core technology innovation related to the development of electric architecture, charging and power system, cloud computing, online data processing, global system integration and network security, batteries and energy management, electric motors, electronic control systems, intelligent driving, intelligent manufacturing and more.

We established Lotus Robotics in China, the arm of our in-house intelligent driving competence. Lotus Robotics has built up comprehensive and well-rounded technological capabilities. Its key capabilities include vehicle product development, functional software development, algorithm software development, sensor development, cloud and data, test and validation, computing platform, project management, and marketing and strategies.

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. Our IP portfolio consists of intellectual property rights in, among others, vehicle architecture, intelligent cabin, intelligent driving, and fast charging.

As of December 31, 2023, we had 330 registered patents and 772 pending patent applications in various jurisdictions such as mainland China, the U.S., Japan, and the U.K., etc., including patents for our vehicle architecture, intelligent cabin, intelligent driving, and fast charging related technologies. We also had 304 registered trademarks, including “ELETRE” and “EMEYA,” registered copyrights to 34 software programs developed by us relating to various aspects of our operations, as well as 113 registered domain names as of December 31, 2023.

Manufacturing, Supply Chain, and Quality Control

We view the manufacturers and suppliers we work with as key partners through our vehicle development process. We aim to leverage our partners’ industry expertise to ensure that each vehicle we produce meets our strict quality standards.

Our Collaboration with Geely Holding

We have established a strategic collaborative relationship with our major shareholder, Geely Holding, and our asset-light business model is supported by the Geely Holding ecosystem partners. We expect our relationship with Geely Holding to allow us to bring our vehicles to the market at an accelerated pace by leveraging Geely Holding’s manufacturing capacity, bargaining power in procurement and supply chain, capital investment, and operational support.

We entered into a manufacturing arrangement with Geely Holding, for the manufacture of our vehicles for 10 years starting from 2022. Pursuant to the manufacturing agreement, we commissioned Geely Holding for vehicle production and we agreed to authorize Geely Holding to access our technologies for the production of such models. We are mainly responsible for the design and development of the models, designation of suppliers, product announcement, and ensuring consistency with global standards of the Lotus brand. We also provide Geely Holding with the intellectual properties necessary for the vehicle production. Geely Holding is mainly responsible for the ordering and inspection of raw materials, production planning, production quality control, logistics and transportation of manufactured vehicles, and construction and operation of the manufacturing plant. Particularly, quality control is carried out in accordance with our quality assurance framework and approved by Geely Holding. In addition, Geely Holding is responsible for obtaining certificates for the manufactured vehicles.

Manufacturing Plant

We work with a BEV manufacturing facility in Wuhan, China, which is owned and operated by Geely Holding. This manufacturing plant is purpose-built for EVs with advanced manufacturing technologies. Covering an area of over one million square meters, the plant has the capacity to produce up to 150,000 vehicles per year. The plant has been constructed to be a brand-new, world-class plant to produce electric vehicles. The plant has the capability of conducting stamping, welding, painting, and assembly, and is equipped with testing tracks, a quality inspection center and a utility power and sewage treatment center. It features an advanced system whereby vehicles can be transported into workshops using intelligent driving technology without any human intervention. The plant is also facilitated with an approximately three km-length track for quality inspection. Customers can experience driving experience such as racing, drifting and off-road on the track. It has nine left turns and seven right turns and can accommodate vehicles driving at speeds up to 230 km per hour through straight line.

Our Suppliers

We seek to partner with reputable suppliers. We leverage the Geely Holding ecosystem for the order of basic auto parts. We intend to use most of the same core suppliers for our vehicles.

We have developed close relationships with key suppliers. These include NVIDIA, a global leader in AI computing, which provides its chips for the ADAS used in our vehicles; Qualcomm, a world’s leading developer of semiconductor technologies, which provides 8155 smart cockpit chips; and CATL, a world’s leading manufacturer of lithium-ion battery, which provides batteries for our BEVs. Most of these suppliers are key partners in the Geely Holding ecosystem with years of strong partnership with Geely Holding.

We follow our internal process to select suppliers taking into account quality, cost, and timing. We have a part quality management team which is responsible for managing and ensuring that suppliers meet quality standards. Our method for selecting suppliers depends on the nature of the supplies needed. For general parts which are widely available, we examine proposals from multiple suppliers and choose based on quality and price competitiveness, among other factors. For parts requiring special designs, we review design proposals and choose largely based on design-related factors. However, in certain cases we have limited choices given our scale, such as battery cell packages, so in such circumstances we typically partner with suppliers that we believe to be well-positioned to meet our needs. In addition, when part suppliers are selected, we have established certain environmental guidelines in accordance with our ESG strategies and goals.

Quality Assurance

We aim to deliver high-quality products and services to our customers in line with our core values and commitments. We believe that quality assurance is key to ensuring the delivery of high-quality products and services, and to minimize waste and to maximize efficiency. Quality management has been strongly emphasized across all business functions including product development, manufacturing, supplier quality management, procurement, charging solutions, customer experience, servicing, and logistics. Our quality management groups are responsible for our overall quality strategy, quality systems and processes, quality culture, and general quality management implementation. During the product development, several phases of testing have been implemented to verify our design and production quality. Our quality standards are guided by industry standards, including ISO9001, R155 CSMS, R156 SUMS, Aspice L2, ISO26262 and ISO/SAE 21434.

Our first volume-manufactured vehicle, Eletre, is manufactured at a new plant which is operated by Geely Holding with quality standards. All lines including stamping, welding, painting, and general assembly are developed in accordance with industry standards with a higher degree of automation. We apply more than 4,000 standards across all phases of product development and supplier quality management. Through the plant automated system, the manufacturing process parameters and parts information are monitored for process control and traceability.

Our Environmental, Social and Governance Charter

Guided by the same principle of the Lotus brand and in collaboration with Lotus UK, our new Environmental, Social and Governance (ESG) Charter formalizes the activities that we have been carrying out. As we transform rapidly to become a global pioneer of electric performance vehicles, we recognize our responsibility to do so in ways that lead our industry in minimizing its impact on the environment, benefitting society and the planet as a whole.

●	All electric. The first of our core ESG commitments is that, throughout the Lotus product line, all future new mainstream vehicles from us and from Lotus UK will be fully electric. Eletre, the latest of our new generation of vehicles, marks our transition to a full line-up of electric vehicles.
●	Carbon-neutral sustainable development. We plan to achieve our goal to become a carbon-neutral company through sustainability in the design of products. Manufacturing sustainability is of high importance to us. Minimizing environmental impacts is one of the most important targets of the manufacturing plant from the very beginning. We have worked with Geely Holding to carry out a series of energy-saving and emission reduction measures at Geely Holding’s manufacturing plant, including adopting the design of dry box spray room, the establishment of photovoltaic power generation, waste gas incineration, rainwater collection, water reuse, waste heat utilization, and other green facilities. The photovoltaic power generation system at Geely Holding’s manufacturing plant has a capacity of over 16 million kWh. We also target to achieve carbon neutrality (Scope 1, 2 and 3) by 2038. Scope 1 and 2 refer to emissions that are owned or controlled by us whereas Scope 3 emissions are those occur from sources not owned or controlled by us but as a consequence of our activities. The driving change commitment includes significant reduction in carbon emissions throughout the business, substantial elimination of waste, driving efficient and sustainable use of resources in both operations and supply chains, and protecting and preserving natural environments. Geely Holding’s manufacturing plant adopted a water reuse system that replenishes the water volume of Lotus Lake by recycling roof rainwater. The lake water will be treated and used for greening, flushing, and landscaping.
●	Inspiring the next generation. To help engage the next generation of Lotus colleagues, we leverage Lotus’s unique global appeal and stimulate the ambitions of next generation, especially in the creative science, technology, engineering, art, and mathematics subjects. We help carry out educational outreach programs and work with our communities outside the core business to provide support and stability within its environments. We also adopt and align our strategy to external frameworks including the UN Global Compact, including commitments to transparent, responsible, and ethical business management.

We released our first annual ESG Report on October 25, 2023, which documented our ESG strategy and highlighted our 2022 ESG achievements as part of Lotus’s advancement into a fully electric, intelligent, and sustainable luxury mobility provider under the brand’s Vision80 strategy. Our strategy focuses on six key fields: Nature Positive, Climate Neutrality, Sustainable Supply Chain, Inclusion and Equality, Community Commitment, and Transparent Governance. We joined the United Nations Global Compact (UNGC) in May 2023, and has set targets aligned with the United Nations Sustainable Development Goals (SDGs) for each field, embedding actionable frameworks into its operations to achieve the global goals.

Branding and Marketing

By building up on our iconic sportscar reputation, together with the ambition to invest in a lifestyle business, we have established a strong commercial organizational competence. Our marketing activities include branding, global marketing campaigns, public relations, digital marketing, creative product marketing, communications, social media, and other marketing programs. We aim to create demand and expand our customer base globally.

We plan to build a network of around 300 retail stores globally by the end of 2025. We believe that one of the most effective forms of marketing is to continually improve our customers’ experience. Our omni-channel sales model is customer-oriented, where our customers can both access our online platform to customize their vehicles, make payments, and order for aftersales services, and come visit us in person, consult our sales team, and reserve for test-driving sessions.

Our marketing department is responsible for building our brand and corporate image, promoting products, facilitating best-in-class customer experience, and providing information regarding our products, strategies, and technology through our omni-channel sales model. In December 2022, we hosted the Eletre Hyper Track test drive event at the Shanghai International Circuit where Lotus Eletre R+ (an enhanced version of Eletre R in China) made its first media test drive on a Formula One track. In September 2023, we debuted Emeya, our first electric hyper-GT, in New York. We continue to build consumer community and enhance brand awareness globally. On March 29, 2023 and 2024, we hosted Lotus Day events on race track to engage customers with inspiration of driving passion and racing culture in conjunction with delivery ceremony of Eletre and Emeya.

Cybersecurity and Privacy

We prioritize the trust of our customers and employees and place great emphasis on systems and product security, cybersecurity, and privacy. To protect our systems, products, and data, we apply a variety of technical and organizational security policies, procedures, technical controls and protocols. We have a dedicated team of professionals that focus on application, network, system and product security based upon a clearly defined organizational operating model. We have obtained the ISO/IEC 27001 certifications (GB/T 22080-2016), and R155/R156 certifications. We have also commenced a corporate-wide data privacy policies and controls with dedicated cross-functional resources.

We implement enterprise vulnerability management processes that include periodic scans designed to identify security vulnerabilities and implement a remediation. In addition, we conduct internal and external penetration tests, receive threat intelligence, follow incident response procedures, and remediate vulnerabilities according to severity and risk. Further, seeking to implement effective management, control, and protection, we have established a centralized, organization-wide view of information assets.

We have instituted cybersecurity risk monitor policies to detect threats and cybersecurity risks of our enterprise information assets and products, we have implemented cybersecurity monitoring capabilities that collect and analyze telemetries from a wide range of sources and takes proactive actions to ensure the security risk visualization of our systems and products.

Our cloud security policies seek to enable secure cloud architecture deployments and extend security capabilities. Utilizing signed certificates, encryption keys, message authentication codes, and cryptography algorithms, we adopt authentication and encryption to secure our products, software, vehicles and their components, and OTA updates. Additionally, we utilize pre-condition checks, sequence and dependency execution, and failure recovery when performing updates during the OTA process.

Our vehicle development involves a significant degree of automation and technology. With that level of complexity and interconnectivity in mind, we are building cybersecurity by TARA process into our vehicle development process itself, with the intent of enabling the business to remain resilient to any potential attacks at our vehicle development.

The objective of our privacy policies is to facilitate beneficial uses of data to improve our products and services while preserving our customers’ privacy expectations and complying with applicable law. Global privacy laws and practices will guide the operational design, controls, procedures, and policies for our program. Our strategy accounts for increased risk as our business scales by addressing appropriate security and access controls for customer and employee information. A core tenet of our privacy measures is to implement privacy-by-design principles in both software and hardware development throughout our organization. Our privacy measures will continue to evolve and adapt, utilizing best practices and tailored risk management frameworks, to allow for close collaboration across the organization, particularly between our information technology and legal functions, which is critical for effective privacy measures.

We also work to increase cybersecurity and privacy awareness throughout the organization through education and training. Our cloud security policies seek to enable secure cloud architecture deployments and extend security capabilities. Utilizing signed certificates, encryption keys, message authentication codes, and cryptography algorithms, we have deployed authentication and encryption as part of our efforts to secure our products, software, vehicles and their components, and OTA updates. Additionally, we utilize pre-condition checks, sequence and dependency execution, failure detection, and rollback and recovery when performing updates during the OTA process.

Competition

We face competition from both traditional luxury automotive developers and an increasing number of newer companies focused on electric and other alternative fuel vehicles.

We believe the primary competitive factors on which we compete with our peers include, but are not limited to:

●	brand recognition, prestige, and heritage;
●	design, styling, and luxury;
●	technological innovation;
●	driver experience;
●	product quality and performance;
●	product reliability and safety;
●	battery range, efficiency, and charging speeds;
●	customer service and customer experience, such as access to charging options and availability and terms of aftersales services;
●	product price;
●	management team experience at bringing electric vehicles and other disruptive technologies to market;
●	manufacturing efficiency;
●	environmental impact and perception; and
●	the degree and sophistication of related vehicle software.

We believe that we are favorably positioned to compete on the basis of these factors. However, many of our current and potential competitors have substantially greater financial, technical, manufacturing, marketing, and other resources than us. Our competitors may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing, and support of their products. Additionally, many of our competitors also have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships, and other tangible and intangible resources that exceed ours. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing, and management personnel, as well as in acquiring technologies complementary to, or necessary for, our products. Additional mergers and acquisitions in the electric vehicle and luxury automotive markets may result in even more resources being concentrated in our competitors.

We believe our brand and history, our focus on design and experience, our advanced technologies, our relationship with Geely Holding and therefore the benefits we can obtain during the vehicle development phase, and our future-proof approach give us a competitive edge and allow us to formulate a highly differentiated go-to-market strategy. We also have a scalable asset-light business model that we believe generates significant competitive advantages, allowing us to incur less upfront capital expenditure and focus on R&D and technologies.

Insurance

We maintain various insurance policies to safeguard ourselves against risks and unexpected events. We maintain property insurance, public liability insurance, commercial general liability insurance, employer’s liability insurance, driver’s liability insurance, and inland transit insurance. In addition to providing social security insurance for our employees as required by applicable laws, we also provide supplemental commercial medical insurance for our employees. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is adequate to cover our key assets, facilities, and liabilities.

PRC Government Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Foreign Investment in China

Guidance Catalog of Industries for Foreign Investment

Investments in China by foreign investors and foreign-invested enterprises are regulated by (i) the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which was jointly promulgated by the Ministry of Commerce and NDRC on December 27, 2021 and effective on January 1, 2022, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2022 Version), or the 2022 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and NDRC on October 26, 2022 and effective on January 1, 2023. The 2022 Encouraged Catalog and the 2021 Negative List set out the industries and economic activities in which foreign investment in China is encouraged, restricted, or prohibited. Pursuant to the 2022 Encouraged Catalog, the research and development and manufacture of automobiles, the research and development and manufacture of key parts and components of intelligent vehicles, and the research and development and manufacture of key parts and components of intelligent vehicles of new energy vehicles fall within the encouraged category. However, the 2021 Negative List provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers).

Foreign Investment Law

On March 15, 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020. The 2019 Foreign Investment Law embodies an expected regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic-invested enterprises in China. The 2019 Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition. Furthermore, the 2019 PRC Foreign Investment Law stipulates that foreign-invested enterprises established according to the previously existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the 2019 PRC Foreign Investment Law.

The 2019 Foreign Investment Law stipulates that foreign-invested enterprises operating in “restricted” or “prohibited” industries in the Negative List will be required to obtain market-entry clearance and other approvals from PRC government authorities.

On December 26, 2019, the State Council approved the Implementation Regulations of Foreign Investment Law, which took effect on January 1, 2020, and further requires equal treatment of PRC domestic companies and foreign-invested enterprises in terms of policy making and implementation. On December 26, 2019, the PRC Supreme People’s Court issued an Interpretation on the Application of Foreign Investment Law, which took effect on January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of the rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, or division of enterprises.

Regulations Relating to Manufacturing Passenger Vehicles

Pursuant to the Provisions on Administration of Investment in Automotive Industry, which was promulgated by NDRC and effective on January 10, 2019, enterprises are encouraged to, through equity investment and production capacity cooperation, facilitate mergers and restructuring, enter into strategic alliances, carry out joint research and development of products, organize joint manufacturing, and increase industrial integration. The leading resources in production, education, research, application, and other areas are encouraged to be integrated, and core enterprises in the automotive industry are encouraged to form industrial alliance and industrial consortium.

Pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, last amended on July 24, 2020 and effective from September 1, 2020, to be included in the Vehicle Manufacturers and Products Announcement, our vehicles must satisfy certain conditions, including, among others, meeting certain standards set out therein, meeting other safety and technical requirements specified by the Ministry of Industry and Information Technology, and passing inspections conducted by a state-recognized inspection institution. After these conditions are met and the application has been approved by the Ministry of Industry and Information Technology, the qualified vehicles will be included in the Vehicle Manufacturers and Products Announcement by the Ministry of Industry and Information Technology. If a passenger vehicle manufacturer manufactures or sells any model of a passenger vehicle without prior approval of the competent authorities, including the inclusion in the Vehicle Manufacturers and Products Announcement by the Ministry of Industry and Information Technology, it may be subject to penalties, including fines, forfeiture of any illegally manufactured and sold vehicles and spare parts, and revocation of its business licenses.

Regulations on Compulsory Product Certification

Pursuant to the Regulations on Certification and Accreditation last amended on July 20, 2023, certification and accreditation activities in mainland China shall comply with these regulations. Under the Administrative Regulations on Compulsory Product Certification, which took effect on November 1, 2022, the List of the First Batch of Products Subject to Compulsory Product Certification, which took effect on December 3, 2001, and the Compulsory Product Certification Catalogue Description and Definition Form, which was last amended on August 10, 2023, the State Administration for Market Regulation is responsible for the regulation and quality certification, and vehicle wireless terminal and vehicle wireless module cannot be delivered, sold, imported, or used in operating activities until certified by designated PRC certification authorities as qualified products and granted certification marks, otherwise the violator shall be ordered to make correction and be imposed with a fine ranging from RMB50,000 to RMB200,000 and the illegal income shall be confiscated.

Regulations on Intelligent Connected Vehicles and Autonomous Driving

On March 24, 2021, the Ministry of Public Security issued the Draft Proposed Amendments of the Road Traffic Safety Law (Proposed Amendments). The Proposed Amendments clarify the requirements related to road testing of, and access by, vehicles equipped with autonomous driving functions, as well as regulating how liability for traffic violations and accidents will be allocated. The Proposed Amendments stipulate that vehicles equipped with autonomous driving functions should first pass tests in closed roads and venues and obtain temporary license plates before embarking on road testing. Further, such road testing should be conducted at designated times, areas and routes in accordance with the law. After passing the road test, vehicles equipped with autonomous driving functions can be manufactured, imported and sold in accordance with the laws and regulations, and those needing access to the road must apply for motor vehicle number plates. The Proposed Amendments provide that when vehicles equipped with autonomous driving functions and human driving modes are involved in road traffic violations or accidents, the responsibility of the driver or the autonomous driving system developer shall be determined in accordance with laws, as well as the liability for damage. For vehicles on the road that are equipped with autonomous driving functions without human driving modes, this liability issue should be separately dealt with by competent departments of the State Council. As of the date of this annual report, the aforementioned provision has not been officially promulgated or implemented.

On July 27, 2021, the Ministry of Industry and Information Technology, the Ministry of Public Security and the Ministry of Transport, jointly issued the Good Practices for the Administration of Road Test and Demonstration Application of Intelligent Connected Vehicles (for Trial Implementation), or Circular 97, which became effective on September 1, 2021, and is the primary regulation governing road tests and demonstrations of intelligent connected vehicles in China. Pursuant to Circular 97, any entity intending to conduct a road testing of autonomous driving vehicles must obtain a road-testing certificate and a temporary license plate for each tested vehicle. To qualify for above testing certificate and temporary license plate, an applicant entity must satisfy, among others, the following requirements: (1) it must be an independent legal person registered in PRC with the capacity to conduct intelligent connected vehicles-related businesses such as manufacturing, technological research and testing of vehicles and vehicle parts, which has established protocol to test and assess the performance of autonomous driving system and is capable of conducting real-time remote monitor of the road tested vehicles, and with the ability of event recording, analysis and reproduction of the vehicles under road testing and ensuring the network security of the vehicles under road testing and the remote monitor platforms; (2) the vehicle under road testing must be equipped with a driving system that can switch between autonomous pilot mode and human operating mode in a safe, quick and simple manner and allows human driver to take control of the vehicle any time immediately when necessary; (3) the tested vehicle must be equipped with the functions of recording, storing and real-time monitoring the condition of the vehicle and is able to transmit real-time data of the vehicle, such as the driving mode, location and speed; (4) the applicant entity must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; (5) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. In addition, during testing, the testing entity should post a noticeable identification logo for autonomous driving test on each tested car and should not use autonomous driving mode unless in the permitted testing areas specified in the road-testing certificate. If the testing entity intends to conduct road testing in the region beyond the administrative territory of the certificate issuing authority, it must apply for a separate road-testing certificate and a separate temporary license plate from the authority supervising the road-testing of autonomous cars in that region. In addition, the testing entity is required to submit to the road-testing certificate issuing authority a periodical testing report every six months and a final testing report within one month after completion of the road testing. In the case of a car accident causing severe injury or death of personnel or vehicle damage, the testing entity must report the accident to the road-testing certificate issuing authority within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident.

Under the Opinions of the Ministry of Industry and Information Technology on Strengthening the Administration of Intelligent Connected Vehicle Manufacturers and Access of Products, which was issued by the Ministry of Industry and Information Technology and implemented on July 30, 2021, the primary opinion that enterprises producing auto products with autonomous driving function shall ensure that the auto products at least satisfy the following requirements: (i) it is capable of automatically identify the failure of the autonomous driving system and whether the designed operating conditions are continuously met, and take risk mitigation measures to achieve the minimum risk level; (ii) it is equipped with human-machine interaction function displaying the operating condition of the autonomous driving system; (iii) it has an event data recording system and autonomous driving data recording system to discharge applicable functions, performance and safety requirements for accident reconstruction, liability determination and cause analysis, etc.; (iv) it must satisfy the safety requirements to ensure functional safety, expected functional safety, network safety and other process safety, as well as testing requirements such as simulation nature, closed area, actual road, network safety, software upgrade, data recording, to avoid foreseeable and preventable accidents under the designed operating conditions of the tested vehicles.

Pursuant to the Notice of the Ministry of Industry and Information Technology on Strengthening Network Safety and Data Safety Work of Vehicle Connectivity issued by the Ministry of Industry and Information Technology and implemented on September 15, 2021, enterprises engaged in vehicle connectivity shall strengthen the prevention and protection of intelligent connected vehicles safety, vehicle connectivity’s network safety, vehicle connectivity’s service platform safety and data safety, and improve the safety standard system, for network safety and data safety.

According to the Notice on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying and Mapping Geographic Information issued by the Ministry of Natural Resources on August 25, 2022, if an intelligent connected vehicle is equipped with or integrated with certain sensors, the collection, storage, transmission and processing of surveying and mapping geographic information and data, including spatial coordinates, images, point clouds and their attribute information, of vehicles and surrounding road facilities in the process of road test, will be considered surveying and mapping activities. Persons who collect, store, transmit and process such surveying and mapping geographic information and data, will be the main actors of surveying and mapping activities. Additionally, if any vehicle manufacturer, service provider or smart driving software provider that is a foreign-invested enterprise needs to engage in the collection, storage, transmission and processing of surveying and mapping geographic information and data, it shall entrust an agency with surveying and mapping qualification to carry out the intended activities, and the entrusted agency shall undertake the collection, storage, transmission and processing of spatial coordinates, images, point clouds and their attribute information and other businesses, and provide geographic information service and support.

Regulations on Automobile Sales

According to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce on April 5, 2017 and effective on July 1, 2017, automobile suppliers and dealers, after receiving a business license, are required to file the basic information through the information management system for the national automobile circulation operated by the competent commerce department of the State Council within 90 days; and such automobile suppliers and dealers must update any change to their filed information within 30 days upon such change in information.

Regulations on the Recall of Defective Automobiles

According to the Administrative Provisions on Defective Automotive Product Recalls, amended on March 2, 2019, the product quality supervision department of the State Council is in charge of the supervision and administration of recalls of defective automobile products nationwide. If an automobile producer is informed of any possible defect in its automobile products, it shall immediately organize an investigation and analysis and truthfully report the results of the investigation and analysis to the product quality supervision department of the State Council. If an automobile producer confirms the existence of a defect in its automobile products, it shall immediately cease the production, sale or import of the defective automobile products and recall all such defective products, and at the same time, it shall formulate a recall plan and file it with the product quality supervision and management department of the State Council. Any recall plan previously filed shall be filed again if there is any change to it. If the producer fails to implement the recall, the product quality supervision department of the State Council shall order the recall. If any automobile producer conceals a defect, refuses to recall by order or fails to stop producing or selling or importing the defective automobile products, it will be ordered to make a correction and subject to fines. Any illegal income will be confiscated, and in severe cases, the permit will be revoked by the licensing authority.

According to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls amended on October 23, 2020, the State Administration for Market Regulation is responsible for the supervision and administration of recalls of defective automobile products nationwide. To implement a recall, the producer shall formulate a recall plan and file it with the State Administration for Market Regulation and notify its operators in an effective manner. If a producer modifies a recall plan that is previously filed, it shall file it again with the State Administration for Market Regulation and submit explanatory materials. The producer shall release the information of the defective automobile products and the information related to the implementation of a recall in ways that are convenient for the public to receive such information, such as through newspapers, websites, radio and television, and inform owners of the automobile products of such defects, emergency treatment to avoid damage and the producer’s measures to eliminate the defects.

According to the Circular on Further Improving the Regulation of Recall of Automobile with OTA Technology promulgated by the State Administration for Market Regulation on November 23, 2020 and effective on the same date, automobile producers that provide technical services through OTA, in respect of the vehicles sold, are required to complete filing with the State Administration for Market Regulation. If a producer adopts the OTA method to eliminate defects in automobile products and implements a recall, it shall formulate a recall plan and file it with the State Administration for Market Regulation. If the OTA method fails to effectively eliminate defects or cause new defects, the producer shall take recall measures again.

According to the Notice on the Filing of Online Upgrade of Automotive Software promulgated and implemented by the Ministry of Industry and Information Technology Equipment Industry Development Center on April 15, 2022, filing shall be made for a vehicle manufacturer that has obtained the manufacturing permission license for road vehicles, the vehicle products with OTA upgrade function produced by it and the OTA upgrade activities conducted, with tiered filing based on the impact assessment of specific upgrading activities. In particular, it can be divided into three categories: (i) for upgrading activities not involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises may directly conduct such upgrading activities after filing; (ii) for upgrading activities involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises shall submit verification materials to ensure that the products comply with national laws and regulations, technical standards and specifications as well as other requirements. Among them, for upgrading activities involving the change of technical parameters in the Notice, enterprises shall apply for product change or extension with the Ministry of Industry and Information Technology in accordance with the management requirements of the Notice before filing such upgrading activities, with such upgrade subject to the completion of product admission under the Notice according to the process, so as to ensure the consistency of vehicle product production; (iii) for upgrading activities involving vehicle autonomous driving functions (level 3 and above of driving automation classification), they should be approved by the Ministry of Industry and Information Technology.

According to the Guiding Opinions on Further Strengthening the Construction of Safety System for New Energy Vehicle Enterprises issued by the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security, the General Office of the Ministry of Transport, the General Office of the Ministry of Emergency Management and the State Administration for Market Regulation on March 29, 2022, it proposed to comprehensively enhance the safety capabilities of enterprises in safety management mechanism, product quality, operation monitoring, after-sales service, accident response and handling, as well as network security, improve the safety of new energy vehicles, and promote the high-quality development of the new energy vehicle industry.

Regulation on Import and Export of Goods

Pursuant to PRC Foreign Trade Law promulgated on May 12, 1994 and last amended on December 30, 2022, foreign trade operators shall submit documents and material related to its foreign trade activities to the authorities in accordance with the provisions promulgated by the foreign trade authorities of the State Council or other State Council departments in accordance with the law.

According to the PRC Customs Law last amended on April 29, 2021, where a consignee or consignor of import or export goods goes through customs declaration procedures, it shall file for record with the customs, and in the event customs declaration business is engaged in without being filed with the customs, the customs shall impose a fine against the entity concerned. Under the Administrative Provisions of the Customs on Record-filing of Customs Declaration Entities, which took effect on January 1, 2022, customs declaration entities include consignees or consignors of import or export goods that have filed for record with customs in accordance with these provisions, and consignors or consignees of import or export goods that apply for record-filing shall have obtained market entity qualifications. Record-filing of customs declaration entities shall be valid permanently.

Regulations on Product Liability and Consumer Protection

On May 28, 2020, the National People’s Congress approved the PRC Civil Code, which took effect on January 1, 2021. According to the Civil Code, if defective products are identified after they have been put into circulation, their manufacturers or sellers must timely take remedial measures such as warning announcement and product recall. If damage arises from a defective product, the aggrieved party may seek compensation from either the manufacturer or the seller of the product. If the defect is caused by the seller, the manufacturer will be entitled to seek indemnification from the seller upon compensation of the aggrieved party. If the products are manufactured or sold with known defects causing deaths or severe health issues, punitive damages may be claimed in addition to compensatory damages.

Pursuant to the PRC Product Quality Law last amended on December 29, 2018, a manufacturer is prohibited from making or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may claim compensation against the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the manufacture or sale of the products and could be subject to confiscation of the products or fines. Income from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, the business license may be revoked.

Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, which was amended in 2013 and took effect on March 15, 2014. This law imposes stringent requirements and obligations on business operators. For example, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage, and term of validity of the products or services. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, or revocation of business licenses, as well as potential civil or criminal liabilities.

Regulations Relating to Battery Recycling for Electric Vehicles

The Interim Measures for the Administration of Recycling Traction Batteries of New Energy Vehicles, which was promulgated by the Ministry of Industry and Information Technology in conjunction with the Ministry of Science and Technology, the Ministry of Environmental Protection (later known as Ministry of Ecology and Environment), the Ministry of Transport, the Ministry of Commerce, the General Administration of Quality Supervision, Inspection and Quarantine, and the PRC National Energy Administration on January 26, 2018 and effective on August 1, 2018, implements the system of extended responsibility of producers, according to which the main responsibility for traction battery recycling is borne by automobile manufacturers, and enterprises shall fulfil their corresponding responsibilities in all aspects of traction battery recycling and utilization to ensure the effective use and environmentally-friendly disposal of traction batteries.

According to the Interim Provisions on Traceability Management of Traction Battery Recycling for New Energy Vehicles, which was effective from August 1, 2018, the “Integrated Management Platform for National Monitoring of New Energy Vehicles and Traceability of Traction Battery Recycling and Utilization” shall be established to collect information on the whole lifecycle of traction battery production, sales, use, disposal, recycling and utilization, and to monitor the fulfilment of the responsibility of battery recycling and utilization by the subjects of each link. From the effective date of the Interim Provisions on Traceability Management of Traction Battery Recycling for New Energy Vehicles, the new energy vehicle products that have obtained the Announcement of Road Power-Driven Vehicle Manufacturing Enterprises and Products and the imported new energy vehicles that have obtained compulsory product certification are managed in a traceable manner. For the new energy vehicle products that have obtained access approval and the imported new energy vehicles that have obtained compulsory product certification before the effective date of the Interim Provisions on Traceability Management of Traction Battery Recycling for new energy vehicles, the implementation of traceability management will be delayed for 12 months. If, after the deadline, it is necessary to use traction batteries that are not coded according to national standards in the process of maintenance or other processes, an explanation shall be submitted.

According to Requirements of the Industry Standards for the Comprehensive Utilization of Wasted Power Storage Batteries of New Energy Vehicles and Interim Measures for the Administration of the Announcement of the Industry Standards for the Comprehensive Utilization of Wasted Power Storage Batteries of New Energy Vehicles promulgated by the Ministry of Industry and Information Technology on December 16, 2019 and effective on the same date, enterprises that carry out echelon recovery or recycling recovery of wasted power storage batteries of New Energy Vehicles shall follow the principle of echelon recovery first, and then recycling recovery to improve the comprehensive utilization according to the national and industrial standards and technical information such as dismantling, disassembling and historical data of power storage batteries provided by new energy vehicle manufacturers and other manufacturers. Established new energy vehicle manufacturers and energy vehicle batteries manufacturers are encouraged to participate in new comprehensive utilization projects.

Favorable Government Policies Relating to New Energy Vehicles in mainland China

Government Subsidies for New Energy Vehicle Purchasers

According to the Notice by the PRC Ministry of Finance, the Ministry of Science and Technology, the Ministry of Industry and Information Technology and NDRC of the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles in 2016 – 2020 jointly promulgated by the Ministry of Finance, the Ministry of Science and Technology, the Ministry of Industry and Information Technology and NDRC on April 22, 2015 and effective on the same date, those who purchase new energy vehicles included in the Catalog of Recommended New Energy Vehicle Models for Promotion and Application from 2016 to 2020 may obtain subsidies. The Notice specifies that the subject of the subsidies for new energy vehicles purchases are consumers, who shall receive the subsidy in the form of an amount settled between the new energy vehicle manufacturer and the consumer at the price after deducting the subsidy when selling the product, and then the subsidy advanced by the enterprise shall be paid by the central government to the new energy vehicle manufacturer in accordance with applicable procedures. According to the Notice, the subsidy standard for other models (excluding fuel cell vehicles) for 2017 to 2020 is appropriately reduced, of which, the subsidy standard for 2017 to 2018 is reduced by 20% as compared to that of 2016, and for 2019 to 2020 by 40% as compared to that of 2016.

According to the Notice of Adjusting the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles jointly promulgated by the Ministry of Finance, the Ministry of Science and Technology, the Ministry of Industry and Information Technology and NDRC on December 29, 2016 and effective on January 1, 2017, the threshold of the Catalog of Recommended Models for obtaining government subsidy was raised and the subsidy from local government shall not exceed 50% of the subsidy from the central government for every vehicle. Meanwhile, it specifies that the central and local subsidy standards and caps for other models (excluding fuel cell vehicles) from 2019 to 2020 shall be reduced by 20% as compared to the then existing subsidy standards.

According to the Notice of Adjusting and Improving the Policies on the Government Subsidies for Promotion and Application of New Energy Vehicle, or the 2018 Notice of the Polices on Government Subsidies for Vehicles, and the Notice of Further Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles, or the 2019 Notice of the Polices on Government Subsidies for Vehicles, jointly promulgated by the Ministry of Finance, the Ministry of Science and Technology, the Ministry of Industry and Information Technology and NDRC between 2018 and 2019, the aforementioned notices gradually adjusted the subsidy scheme for the promotion of new energy vehicles and the product technical specifications for new energy vehicles.

According to the Notice of Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles, or the 2020 Notice of the Policies on Government Subsidies for Vehicles, jointly promulgated by the Ministry of Finance, the Ministry of Science and Technology, the Ministry of Industry and Information Technology and NDRC on April 23, 2020 and effective on the same day, the implementation period of the policies on government subsidies for new energy vehicles was extended to the end of 2022, and it confirms that the subsidy standards for 2020 to 2022 shall be in principle reduced by 10%, 20% and 30% respectively from a year earlier, and the subsidized vehicles shall be in principle capped at approximately 2 million units per year. The Notice stipulates that since 2020, new energy passenger vehicles and commercial vehicles enterprises shall make a single application for subsidy settlement of 10,000 and 1,000 units respectively, and new energy passenger vehicles must be sold for not more than RMB300,000 before the subsidy, except for the vehicles adopting battery-swapping technology. The abovementioned four departments jointly promulgated the Notice on Further Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles, or the 2021 Supplementary Notice of the Polices on Government Subsidies for Vehicles, on December 31, 2020, which specifies that the subsidy standard for new energy vehicles in 2021 shall be reduced by 20% as compared to that of 2020. The abovementioned four departments further jointly promulgated the Notice of Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles in 2022, or the 2022 Supplementary Notice of the Policies on Government Subsidies for Vehicles, on December 31, 2021, which specifies that the subsidy standard for new energy vehicles in 2022 shall be reduced by 30% as compared to that of 2021 and it also specifies that the 2022 policies on government subsidies for new energy vehicles shall end on December 31, 2022.

Exemption of Vehicle Purchase Tax

On June 19, 2023, the Ministry of Finance, the State Administration of Taxation and the Ministry of Industry and Information Technology promogulated the Announcement on the Continuation and Optimization of Vehicle Purchase Tax Relief Policies for New Energy Vehicles, which stipulates that for purchases of qualified new energy vehicles listed in the Catalog of New Energy Vehicle Models Exempted from Vehicle Purchase Tax jointly issued by the Ministry of Industry and Information Technology and the State Administration of Taxation, the policy on vehicle purchase tax exemption was extended until December 31, 2025, provided that the exemption amount for each new energy passenger vehicle shall not exceed RMB30,000. The new energy vehicles purchased during the period from January 1, 2026 to December 31, 2027 are subject to the Vehicle Purchase Tax at a reduced rate by half, provided that the tax reduction amount for each new energy passenger vehicle shall not exceed RMB15,000.

Non-Imposition of Vehicle and Vessel Tax

According to the Notice of the Policies on Energy-saving and New-energy Vehicles Enjoying Vehicle and Vessel Tax Reduction and Exemption jointly promulgated by the Ministry of Finance, the Ministry of Transport, the State Administration of Taxation, and the Ministry of Industry and Information Technology on July 10, 2018 and effective on the same date, purely electric passenger vehicles are not subject to vehicle and vessel tax.

New Energy Vehicle License Plates

In recent years, in order to ease road traffic congestion and improve air quality, certain local governments have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for new energy vehicles, which makes it easier for purchasers of new energy vehicles to obtain automobile license plates. For example, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, effective from March 1, 2021, from the date of implementation to December 31, 2023, the special plate quota will be issued for free to qualified consumers who purchase new energy vehicles, while from January 1, 2023, the special license plate quota will no longer issued to consumers who purchase plug-in hybrid (including extended-range) vehicles.

Policies Relating to Incentives for Electric Vehicle Charging Infrastructure

According to the Guiding Opinions of the General Office of the State Council on Accelerating the Promotion and Application of New Energy Vehicles effective on July 14, 2014, the Guiding Opinions of the General Office of the State Council on Accelerating the Construction of Electric Vehicle Charging Infrastructure effective on September 29, 2015 and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015 – 2020) effective on October 9, 2015, the PRC government has actively promoted the construction of charging infrastructure and requires local governments to actively build urban public charging facilities and appropriately simplify planning and construction approval, improve the policies on fiscal prices and gradually standardize the charging services pricing mechanism.

According to the Notice on Accelerating the Development of Electric Vehicle Charging Infrastructure in Residential Areas jointly promulgated by NDRC, the National Energy Administration, the Ministry of Industry and Information Technology and the Ministry of Housing and Urban-Rural Development on July 25, 2016, new residential areas shall unify the laying of power supply lines to dedicated fixed parking spaces with pre-reserved room for meter boxes, charging facility installation locations and electricity capacity, and develop the construction plans on power supply facilities for public parking spaces according to local conditions, facilitating the construction and installation of charging infrastructure, and local governments are encouraged to take the lead in developing a comprehensive pilot construction program for the construction and operation of charging infrastructure in residential areas and actively carrying out pilot demonstrations.

According to the Development Plan for the New Energy Vehicle Industry (2021 – 2035) promulgated by the General Office of State Council on October 20, 2020, China will accelerate construction of charging infrastructure, improve the level of charging infrastructure services, and encourage business model innovation.

Pursuant to the Notice on the Issuance of Financial Support to Facilitate Efforts in Reaching Peak Carbon Dioxide Emissions and Carbon Neutralization issued by the Ministry of Finance on May 25, 2022, it proposes to vigorously support the development of new energy vehicles and improve the supporting policies for charging and replacement infrastructure.

Pursuant to the Opinions on Promoting Urbanization Construction with County Towns as an Important Carrier issued and implemented by the General Office of the CPC Central Committee and the General Office of the State Council on May 6, 2022, it emphasizes to improve municipal transportation facilities. One of the initiatives is to accelerate the construction of charging piles by optimizing the construction layout of public charging and replacement facilities.

According to the Implementation Plan for New-type Urbanization During the 14th Five-Year promulgated by NDRC on June 21, 2022, it will optimize the construction layout of public charging facilities, improve the charging facilities of residential areas and public parking, and construct charging facilities or reserve installation conditions for all the reserved parking spaces of new residential areas.

According to the Implementation Plan for Reaching Peak Carbon Dioxide Emissions in Urban-Rural Development promulgated and implemented by the Ministry of Housing and Urban-Rural Development and NDRC on June 30, 2022, it encouraged the selection of new energy vehicles and promoted the construction of community charging and replacement facilities.

Corporate Average Fuel Consumption and New Energy Vehicle Credit Schemes for Vehicle Manufacturers and Importers

On September 27, 2017, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Commerce, the General Administration of Customs of PRC and the State Administration for Market Regulation jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises (Parallel Credits Measure), which were most recently amended on June 29, 2023 and took effect on August 1, 2023. Under the Parallel Credits Measure, each of the vehicle manufacturers and vehicle importers above a certain scale is required to, among other things, maintain its new energy vehicles credits, or the new energy vehicle credits, and corporate average fuel consumption credits, above zero, regardless of whether new energy vehicles or vehicles powered by ICEs, or the ICE vehicles are manufactured or imported by it, and new energy vehicle credits can be earned only by manufacturing or importing new energy vehicles. Therefore, new energy vehicle manufacturers will enjoy preferences in obtaining and calculating new energy vehicle credits.

New energy vehicle credits are equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. According to the Parallel Credits Measure, the actual scores shall be calculated by multiplying the score of each new energy vehicle model, which depends on various metrics such as the driving range, battery energy efficiency and the rated power of fuel cell systems, and is calculated based on formula published by the Ministry of Industry and Information Technology (in the case of battery electric vehicle, the new energy vehicle credit of each vehicle is equal to (0.0034 x Vehicle Mileage + 0.2) x Mileage Adjustment Coefficient x Battery Energy Density Adjustment Coefficient x Electricity Consumption Coefficient), by the respective production or import volume, while the targeted scores shall be calculated by multiplying the annual production or import volume of traditional ICEs of a vehicle manufacturer or importer by the new energy vehicle credit ratio set by the Ministry of Industry and Information Technology. The new energy vehicle credit ratios are 14%, 16% and 18% for the year of 2021, 2022 and 2023, respectively, increasing from 10% and 12% for 2019 and 2020, respectively. Excess positive new energy vehicle credits are tradable and may be sold to other enterprises through a credit management system established by the Ministry of Industry and Information Technology while excess positive corporate average fuel consumption credits can only be carried forward or transferred among related parties. Negative new energy vehicle credits can be offset by purchasing excess positive new energy vehicle credits from other manufacturers or importers.

According to these measures, the requirements on the new energy vehicle credits shall be considered for the entry approval of passenger vehicle manufacturers and products by the regulators. If a passenger vehicle enterprise fails to offset its negative credits, its new products, if the fuel consumption of which does not reach the target fuel consumption value for a certain vehicle models as specified in the Evaluation Methods and Indicators for the Fuel Consumption of Passenger Vehicles, will not be listed in the Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology, or will not be granted the compulsory product certification, and the vehicle enterprises may be subject to penalties according to the rules and regulations.

Policies to Promote New Energy Vehicle Consumption

Pursuant to the Guiding Opinions on Further Promoting Electric Energy as Replacement jointly issued by ten ministries and commissions including NDRC and the Ministry of Industry and Information Technology on March 4, 2022, it proposes to further promote the electrification of the transportation sector. It suggests the acceleration of the electrification of urban public transport by prioritizing the use of new energy vehicles in sectors such as urban public transport, taxis, sanitation, postal services, logistics and distribution. Where vehicles and equipment need to be added and replaced in key areas of air pollution prevention and control such as ports and airports, those areas shall prioritize the use of new energy vehicles. Besides, it vigorously promotes household electric vehicles and speeds up the construction of infrastructure such as electric vehicle charging piles.

Pursuant to the Opinions on Further Unleashing Consumption Potential to Promote Sustained Recovery of Consumption issued and implemented by the General Office of the State Council on April 25, 2022, it emphasizes to break down the barriers of consumption restrictions. One of the initiatives is to steadily increase the consumption of automobiles and other consumption in bulk stocks and no additional vehicle purchase restriction measures shall be issued in all regions. In the regions where purchase restrictions have been implemented, it shall gradually increase the number of vehicle increment indicators, relax the eligibility criteria for vehicle purchasers, and gradually remove vehicle purchase restrictions based on local conditions; vigorously develop green consumption and continue to support the acceleration of development of new energy vehicles, as well as fully tap into the consumption potential in counties and townships, while emphasizing on guiding enterprises to carry out promotions in rural areas with the focus on automobiles and home appliances, encouraging eligible areas to introduce new energy vehicles and green smart home appliances to the countryside, and promoting the construction of charging piles (stations) and other supporting facilities, so as to fully explore consumption potentials from counties and villages.

Pursuant to the Notice of the State Council on Issuance of a Series of Policies and Measures to Consolidate and Stabilize the Economy issued by the State Council on May 31, 2022, it emphasizes to steadily increase the consumption of automobiles and other consumption in bulk stock, and no additional automobile purchase restrictions shall be issued in all regions. In the regions where purchase restrictions have been implemented, it shall gradually increase the number of vehicle increment indicators, relax the eligibility criteria for vehicle purchasers, and encourage the implementation of differentiated policies based on urban and rural indicators; optimize the investment, construction and operation models of new energy vehicle charging piles (stations), and gradually realize full coverage of charging facilities in all communities and operating parking lots, and accelerate the construction of charging piles (stations) in expressway service areas, passenger transport hubs and other areas.

According to the Notice on the Measures for Invigorating Automobile Circulation and Boosting Automobile Consumption issued by 17 departments including the Ministry of Commerce on July 5, 2022, it provided to (i) support the purchase and use of new energy vehicles; (ii) accelerate the activation of the second-hand cars market; (iii) promote vehicle renewal consumption; (iv) promote the sustainable and healthy development of the parallel import of vehicles; (v) optimize the environment for vehicle use; (vi) enrich vehicle financing services.

In addition, various provinces and cities have also actively responded and introduced tailor-made local polices for promoting vehicle consumption. For example: (i) On April 27, 2022, the General Office of the Guangdong Province People’s Government issued the Notice on Several Measures for Further Promoting Consumption in Guangdong Province, which emphasizes to encourage vehicle consumption. Firstly, the special campaign for automobile “old for new” service will continue, and subsidies are granted to those who scrap or transfer out old vehicles with license plates registered in Guangdong under their names and buy new ones in their respective provinces with old-for-new promotion models and licensed in the province. Among which, subsidies for scraping old vehicles and purchasing new energy vehicles are RMB10,000 per unit and for scraping old vehicles and purchasing ICE vehicles are RMB5,000 per unit; subsidies for transferring out old cars and purchasing new energy vehicles are RMB8,000 per unit and for transferring out old cars and purchasing ICE vehicles are RMB3,000 per unit. Secondly, it encourages purchase of new energy vehicles. From May 1 to June 30, 2022, subsidies for individual consumers who purchase new energy vehicle models within the range of old-for-new promotion models in their respective provinces are RMB8,000 per unit. Thirdly, it optimizes car purchase management. It further revises and improves the regulations on car purchase qualifications, and increases the number of vehicle incremental indicators; (ii) On May 24, 2022, the People’s Government of Hubei Province issued the Notice of the General Office of the Provincial People’s Government on the Issuance of Certain Measures to Accelerate the Recovery and Boosting of Consumption to encourage automobile consumption, the key measures include: (x) the implementation of a special campaign to exchange old vehicles for new ones from June to December 2022, which provides subsidies to individual consumers who scrap or transfer out old vehicles with Hubei license plates under their names while purchasing new vehicles in Hubei Province and registering them in the province, with the required funds to be shared among the provincial government and municipalities at 50% respectively. Among which: subsidies for scrapping old vehicles and purchasing new energy vehicles are RMB8,000 per vehicle, and subsidies for scrapping old vehicles and purchasing ICE vehicles are RMB3,000 per vehicle; subsidies for transferring out old vehicles and purchasing new energy vehicles are RMB5,000 per vehicle, and subsidies for transferring out old vehicles and purchasing fuel vehicles are RMB2,000 per vehicle. The tax reduction policy of reducing the VAT on second-hand vehicle transactions from 2% to 0.5% will be fully implemented to reduce the costs of second-hand vehicle trading and improve circulation efficiency. Vehicle production will be encouraged and trading enterprises are encouraged to adopt various methods to benefit consumers; (y) the organization and implementation of a new round of new energy vehicle introduction to the countryside; and (z) carrying out new energy vehicle promotion activities and the implementation of the existing national promotion subsidy and exemption from vehicle purchase tax policy for consumers (including business units) who purchase new energy vehicles.

Regulations on Value-Added Telecommunications Services

In 2000, the PRC State Council promulgated the PRC Telecommunications Regulations, or the Telecommunications Regulations, which was most recently amended on February 6, 2016 and provides a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Pursuant to the Classified Catalogue of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently updated on June 6, 2019 by the Ministry of Industry and Information Technology, internet information services, or ICP services, are classified as value-added telecommunications services. Under the Telecommunications Regulations and administrative measures, commercial operators of value-added telecommunications services must first obtain a license for conducting Internet content provision services, or an ICP license, from the Ministry of Industry and Information Technology or its provincial level counterparts. Otherwise, such operator might be subject to sanctions including corrective orders and warnings, imposition of fines and confiscation of illegal gains and, in the case of significant infringement, orders to close the website.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in September, 2000 and amended in January, 2011, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services”. A commercial ICP service operator must obtain an ICP license before engaging in any commercial ICP services in China, while the ICP license is not required if the operator will only provide internet information on a non-commercial basis.

According to the Provisions on the Administration of Mobile Internet Applications Information Services amended by CAC on June 14, 2022 and effective on August 1, 2022, CAC is in charge of the law enforcement of supervision and administration of the information contents of mobile internet apps nationwide; providers rendering permitted internet information services via mobile internet applications shall also be subject to information security requirements; and mobile internet application providers shall sign a service agreement to clarify the rights and obligations of both parties.

Under the 2021 Negative List, the provision of value-added telecommunications services falls into the restricted category (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers) and the foreign shareholding ratio shall not exceed 50%.

Regulations on Cyber Security and Privacy Protection

Internet Information and Automotive Data Security

Pursuant to the PRC Cybersecurity Law issued by the Standing Committee of the National People’s Congress on November 7, 2016 and implemented on June 1, 2017, the state shall implement the multi-level protection scheme for network cybersecurity. Network operators shall, according to the requirements of laws and requirements as well as the mandatory requirements of national and industry standard, develop internal security management mechanisms, take technical measures and other necessary measures to ensure network security and stable operation. Under the Cybersecurity Law of PRC, where network operators provide network access and domain registration services for users, handle network access formalities for fixed-line or mobile phone users, or provide users with information release services, instant messaging services and other services, they shall require users to provide true identity information, or otherwise, the network operators shall not provide them with services. The PRC Cybersecurity Law also specifies that the network operators shall provide technical support and assistance to public security organs and state security organs for safeguarding national security and crime investigation activities. Network operators in violation of the provisions of this law may be subject to penalties, such as being ordered to make rectifications, given warnings or fines, confiscated of unlawful gains, ordered to a temporary suspension of operations, a suspension of business for corrections, closing down of websites, revocation of operations permits, etc.

According to the PRC Data Security Law passed by the Standing Committee of the National People’s Congress on June 10, 2021 and implemented on September 1, 2021, the state establishes a classified and tiered system for data protection. When conducting data processing activities, one shall comply with laws and regulations, establish a sound, full-range data security and management system, organize and conduct data security education and training as well as take corresponding technical measures and other necessary measures to protect data safety. The use of the internet and other information networks to carry out data processing activities shall, on the basis of the multi-level protection scheme for network cybersecurity, fulfil the obligations of data security protection. The handlers of important data shall, in accordance with applicable provisions, carry out risk assessment on their data processing activities on a regular basis and submit risk assessment reports to the competent authorities. Organizations and individuals shall cooperate with public security departments or state security organs in obtaining data for the purpose of safeguarding state security or investigating crimes according to law. Those who fail to fulfil the obligations of data security protection and provide important data abroad in violation of the law will be ordered to correct, warned, fined, suspended with their business or suspended for rectification, or revoked of business licenses.

According to the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, jointly issued by the General Office of the CPC Central Committee and the General Office of the State Council on July 6, 2021, China will strengthen the standard review in data security, cross-border data flow and confidential information management.

On December 8, 2022, the Ministry of Industry and Information Technology issued the Administrative Measures for Data Security in the Field of Industry and Information Technology, or the Data Security Measures in the IT Field, which took effect on January 1, 2023. Data Security Measures in the IT Field provide that all businesses which handle industrial and telecoms data in China are required to categorize such information into “general,” “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. Industrial data refer to data produced and collected in the course of research and development design, manufacturing, operation and management, operating and maintenance, and platform operation in various sectors and fields of industry. Telecoms data refer to the data generated and collected in the course of telecommunications business operations. In accordance with the Data Security Measures in the IT Field, the industrial and telecommunication data handlers shall classify data firstly based on the data’s category and then based on its security level on a regular basis, to classify and identify data based on the industry requirements, business needs, data sources and purposes and other factors, and to make a data classification list. In addition, the industrial and telecommunication data handlers shall establish and improve a sound data classification management system, take measures to protect data based on the levels, carryout key protection of critical data, implement stricter management and protection of core data on the basis of critical data protection, and implement the protection with the highest level of requirement if different levels of data are processed at the same time. The Data Security Measures in the IT Field also impose certain obligations on industrial and telecommunication data handlers in relation to, among others, implementation of data security work system, administration of key management, data collection, data storage, data usage, data transmission, provision of data, publicity of data, data destruction, safety audit and emergency plans, etc.

The Administrative Provisions on Security Vulnerability of Network Products was jointly promulgated by the Ministry of Industry and Information Technology, CAC and the Ministry of Public Security on July 12, 2021 and effective on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the Provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. In response to the Cybersecurity Law, network product providers are required to report information of security vulnerability of network products with the Ministry of Industry and Information Technology within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to the Provisions, the breaching parties may be subject to monetary fine as regulated in accordance with the Cybersecurity Law. Since the Provisions is relatively new, uncertainties still exist in relation to its interpretation and implementation.

According to the Several Provisions on the Management of Automobile Data Security (Trial Implementation) (Provisions on Automobile Data) jointly issued by CAC, NDRC, Ministry of Industry and Information Technology, the Ministry of Public Security and the Ministry of Transport on August 16, 2021 and implemented on October 1, 2021, automobile data handlers including automobile manufacturers, components and parts and software suppliers, dealers, maintenance organizations, and ride-hailing and sharing service enterprises shall process automobile data in a lawful, legitimate, specific and clear manner, and such data include personal information and important data involved during the design, production, sales, use, operation and maintenance, among others, of vehicles. Automobile data handlers are encouraged by the Provisions on Automobile Data to adhere to the following principles: the principle of in-vehicle processing, unless it is indeed necessary to transfer data out of the vehicle; the principle of non-collection by default; the principle of appropriate accuracy and coverage, and the principle of desensitization. Automobile data handlers shall obtain individual consent for processing personal information or rely on other legal bases in accordance with applicable laws and regulations. Where the automobile data handlers collect data containing images of people outside the vehicle and transmit the data out of the vehicle for the purpose of improving driving safety, and if it is not possible to obtain the consent of these people, such personal information shall be anonymized by means such as deleting the pictures containing identifiable natural persons, or partially contouring the facial information in the pictures. The Provisions on Automobile Data also provided that important data means the data that may endanger national security, public interests, or the lawful rights and interests of individuals or organizations once it has been tampered with, destroyed, leaked, or illegally obtained or used, including data of important sensitive areas, operating data of vehicle charging networks, personal information involving more than 100,000 personal information subjects, video and image data outside the vehicles that contain face information, license plate information, etc. Important data shall be stored domestically by laws. If such data need to be provided outside China due to business needs, it shall go through the safety assessment organized by the national cyberspace administration and ministries of the State Council. To process important data, automobile data handlers shall conduct risk assessment in accordance with the regulations and submit risk assessment reports to related departments at provincial levels. As of the date of this annual report, no implementing rule had been published in this regard. In addition, automotive data handler processing important data shall, by December 15 of each year, report to the related departments at provincial levels the information on automotive data security management. The implementation of such requirement on annual report is subject to the authority of related departments at provincial levels. Illegal automobile data handlers shall bear administrative punishment by laws and if a crime is committed, shall bear criminal liability.

According to the Regulations of Security Protection for Critical Information Infrastructure, or the CII Protection Regulations, issued by the State Council on July 30, 2021 and implemented on September 1, 2021, critical information infrastructure means network facilities and information systems in important industries and fields—such as public communication and information services, energy, transportation, irrigation, finance, public services, e-government, and science and technology industries for national defense—that may seriously endanger national security, national economy and people’s livelihood, and public interests in the event that they are damaged or lose their functions or their data are leaked. The Regulations emphasize that no individual or organization may engage in any activity of illegally hacking into, interfering with, or damaging any critical information infrastructure or endanger the critical information infrastructure security.

On April 13, 2020, the Measures for Cybersecurity Review was jointly promulgated by CAC, NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the State Administration for Market Regulation, the National Radio and Television Administration, the National Administration of State Secrets Protection and the State Cryptography Administration, revised on December 28, 2021 by the aforementioned departments and CSRC, and the Revised Measures for Cybersecurity Review was formally implemented on February 15, 2022. According to the Revised Measures for Cybersecurity Review, operators of online platforms with personal information of more than one million users must file a cybersecurity review with the Cybersecurity Review Office when they pursue listing in a foreign country. In the meantime, the governmental authorities have the discretion to initiate a cybersecurity review on any data processing activity if they deem such a data processing activity affects or may affect national security. The specific implementation rules on cybersecurity review are subject to further clarification by subsequent regulations.

On July 7, 2022, CAC issued the Measures for the Security Assessment of Cross-border Data Transfer, effective and implemented on September 1, 2022. The Measures for the Security Assessment of Cross-border Data Transfer applies to the security assessment conducted by data handlers where they provide overseas parties with important data and personal information collected and generated during the operation in the PRC. Based on the Measures for the Security Assessment of Cross-border Data Transfer, data handlers shall apply for the security assessment of data cross-border transfer to the national cyberspace administration through the provincial cyberspace administration in the place where they operate if they provide data outside China and fall into one of the following conditions: a data handler shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a critical information infrastructure operator and a data handler that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data handler who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by CAC.

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, or the Cross-border Data Flow Provisions, which took effect on the same day. According to the Cross-border Data Flow Provisions, a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a critical information infrastructure operator provides personal information or critical data to offshore entities and individuals; (ii) where any data processor other than a critical information infrastructure operator provides critical data to offshore entities and individuals, or provides personal information (excluding sensitive personal information) of not less than one million individuals or sensitive personal information of not less than 10,000 individuals in aggregate to offshore entities and individuals since January 1 of the current year. The Cross-border Data Flow Provisions also set out certain exceptions where a data processor is not required to apply for security assessment for cross-border data transfer, conclude standard contract for cross-border transfer of personal information or pass authentication for personal information protection. In case of any discrepancy between the Cross-border Data Flow Provisions and other applicable provisions such as the Measures for the Security Assessment of Outbound Data Transfer promulgated on July 7, 2022 and The Measures for the Standard Contract for Outbound Transfer of Personal Information promulgated on February 22, 2023, the Cross-border Data Flow Provisions shall prevail.

On November 14, 2021, CAC issued the Regulations on Network Data Security Management (draft for public comments), data handlers who carry out the following activities, according to regulations in China, shall apply for cybersecurity review: (i) the merger, reorganization or division of internet platform operators that have gathered a large amount of data resources related to national security, economic development and public interests, which affects or may affect national security; (ii) the data handlers who process personal information of at least one million users apply for listing in a foreign country; (iii) the data handlers’ listing in Hong Kong affects or may affect national security; (iv) other data processing activities that affect or may affect national security. Large internet platform operators who set up headquarters or operation centers or research and development centers overseas shall report to the national cyberspace administration and the competent authorities. As of the date of this annual report, the Regulations have not been formally adopted.

Personal Privacy Protection

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the Ministry of Industry and Information Technology on December 29, 2011 and effective on March 15, 2012, the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress and implemented on December 28, 2012, the Order for the Protection of Telecommunications and Internet User Personal Information issued by the Ministry of Industry and Information Technology and implemented on July 16, 2013, and the PRC Cybersecurity Law issued by the Standing Committee of the National People’s Congress on November 7, 2016 and implemented on June 1, 2017, any collection and use of a user’s personal information must be legal, rational and necessary, and the user should be clearly notified the purposes, methods and scopes of collecting and using information, channels for enquiring and correcting information, and the consequence of refusal to provide information. An internet information service provider shall be prohibited from divulging, tampering or destroying any personal information, or selling or providing such information to other parties. Any violation of these laws and regulations may subject to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

The Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information jointly promulgated and implemented by CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation on November 28, 2019 clarifies specific circumstances of illegal collection of information, including “failing to publish the rules on the collection and use of personal information”, “failing to explicitly explain the purposes, methods and scope of the collection and use of personal information”, “collecting and using personal information without the users’ consent”, “collecting personal information unrelated to the services it provides and beyond necessary principle”, “providing personal information to others without the users’ consent”, and “failing to provide the function of deleting or correcting the personal information according to the laws” or “failing to publish information such as ways of filing complaints and reports”.

Pursuant to the PRC Civil Code adopted by the National People’s Congress on May 28, 2020 and implemented on January 1, 2021, the personal information of natural persons is protected by law. Any organization or individual must legally obtain personal information of others and must ensure the security of the information, and must not illegally collect, use, process or disseminate the personal information of others, nor illegally trade, provide or disclose the personal information of others.

According to the Provisions on Automobile Data, automobile data handlers (including automobile manufacturers, components and parts and software suppliers, dealers, maintenance organizations, and ride-hailing and sharing service enterprises) shall process automobile data (including personal information data and important data during the design, production, sales, use, operation and maintenance of vehicles) in a lawful, legitimate, specific and clear manner. When processing personal information, automobile data handlers shall obtain personal consent or comply with other circumstances stipulated by laws and administrative regulations. If the automobile data handlers collect data of subjects outside the vehicle for the purpose of ensuring driving safety, but are unable to obtain consent from such subjects, the automobile data handlers shall anonymize the data by means such as deleting the pictures containing identifiable natural persons, or partially contouring the facial information in the pictures.

According to the PRC Personal Information Protection Law adopted by the Standing Committee of the National People’s Congress on August 20, 2021 and implemented from November 1, 2021, the personal information of natural persons shall be protected by law. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

The State Administration for Market Regulation issued the Standard of Information Security Technology Personal Information Security Specification (2017 edition), which took effect in May 2018, and the Standard of Information Security Technology Personal Information Security Specification (2020 edition), which took effect in October 2020. Pursuant to these standards, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal data controller. Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider’s consent is required.

Regulations on Land and the Development of Construction Projects

Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land promulgated by the State Council on May 19, 1990, last amended on November 29, 2020 and effective on the same date, China adopts a system of assignment and transfer of the right to use state-owned land. The assignment of land use rights may be carried out by agreement, bidding or auction. The land user shall pay the premium of the land use right to the State, and the State may assign such right to the user for an agreed term. The land user who has obtained the land use right may, within the term of land use, transfer, lease or mortgage the land use right or use it for other economic activities.

Pursuant to the regulations abovementioned and the PRC Urban Real Estate Administration Law promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, last amended on August 26, 2019 and effective on January 1, 2020, an assignment contract shall be signed between the regional land administration authority and land users for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate to acquire the land use rights. The land user shall develop, utilize and operate the land in accordance with the provisions of the assignment contract and the requirements of urban planning.

Pursuant to the Regulations on Planning Administration Regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction on December 4, 1992, amended on January 26, 2011 and effective on the same date, the land assignee shall obtain a construction land planning permit from the municipal planning authority. Pursuant to the Urban and Rural Planning Law promulgated by the Standing Committee of the National People’s Congress on October 28, 2007 and last amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline, or other engineering project within an urban or rural planning area.

Pursuant to the Administrative Provisions on Construction Permit of Construction Projects issued by the Ministry of Construction (the predecessor of the Ministry of Housing and Urban-Rural Development) on October 15, 1999, last amended on March 30, 2021 and implemented on the same date, for the construction, renovation and decoration of all kinds of buildings within the territory of China and the auxiliary facilities thereof, the installation of supporting lines, pipes and equipment, and the construction of municipal infrastructure projects in cities and towns, the construction unit shall, before starting construction, apply to the housing and urban-rural development administrative department of the people’s government at or above the county level where the project is located for a construction permit in accordance with the Provisions. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, the construction unit may be allowed not to apply for a construction permit.

According to the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development on December 2, 2013 and effective on the same date, construction units of all types of buildings and municipal infrastructure projects that are newly built, expanded, or rebuilt within the territory of China shall file with the competent construction authority of the local people’s government at or above the county level where the project is located within 15 days from the date when the project is completed and accepted.

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the Standing Committee of the National People’s Congress on December 26, 1989, last amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation and other hazards produced during such activities.

Regulations on Work Safety

Vehicle and component manufacturers shall comply with regulations related to environmental protection and work safety. In accordance with the PRC Work Safety Law promulgated on June 29, 2002 by the Standing Committee of the National People’s Congress, last amended on June 10, 2021 and implemented from September 1, 2021, a production and operation unit must develop a well-established work safety responsibility system and work safety rules and systems for all employees, meet the conditions for safe production as stipulated by laws and regulations, national standards or industry standards, and those who do not have such production conditions shall not engage in production and operation activities. The production and operation unit shall conduct safety production education and training for employees to ensure that they are equipped with necessary safety production knowledge and are familiar with safety production rules and regulations and safety operation procedures.

Regulations on Fire Control

Pursuant to the PRC Fire Safety Law promulgated by the Standing Committee of the National People’s Congress in April 1998 and last amended and implemented on April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, last amended on August 21, 2023 and effective on October 30, 2023, the construction unit of other construction projects must complete the fire protection filing of the fire protection completion acceptance within five working days after the completion acceptance of the construction project. If a construction project fails to pass the fire safety inspection before it is put into use, or does not meet the fire safety requirements after the inspection, it will be ordered to suspend the construction and use of such project, or suspend production and business, and be imposed a fine.

Regulations on Intellectual Property Rights

China is a party to several international treaties with respect to intellectual property right protection, including the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks, and the Patent Cooperation Treaty.

Patents

According to the PRC Patent Law promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and currently effective from June 1, 2021, and the Implementation Rules of the PRC Patent Law promulgated by the State Council on June 15, 2001 and last amended on January 9, 2010, there are three types of patents in China: invention patents, utility model patents, and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent (or 10 years for design patents filed prior to June 1, 2021), commencing from their respective application dates. The patent system of mainland China adopts a first-to-file principle, under which the person who files the patent application first is entitled to the patent if two or more persons file patent applications for the same subject. Any person or entity that utilizes a patent or conducts any other activities that infringe a patent without authorization of the patent holder must compensate the patent holder and is subject to a fine imposed by the government authorities, and may be criminally liable in case of patent passing-off. In addition, any person or entity that files a patent application in a foreign country for an invention or utility model patent accomplished in China is required to report in advance to the State Council’s patent administrative authority for a confidentiality examination.

Copyrights

The PRC Copyright Law, which was last amended on November 11, 2020 and became effective on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations will own copyright in their copyrightable works, including works of literature, art, natural science, social science, engineering technology, and computer software, regardless of whether published or not. Copyright owners enjoy certain legal rights, including the right of publication, the right of authorship, and the right of reproduction. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, a copyright infringer will be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owner, and compensating for the loss of the copyright owner. Copyright infringers may also be subject to fines and administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, a software copyright owner may go through the registration procedures with a software registration authority recognized by the State Council’s copyright administrative authority. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademarks

Trademarks are protected by the PRC Trademark Law last amended on April 23, 2019 and the Implementation Regulations of the PRC Trademark Law promulgated by the State Council last amended on April 29, 2014. The PRC Trademark Office grants a ten-year term to registered trademarks, and the term may be renewed for another ten-year period upon request by the trademark owner. Where the trademark owner fails to do so, a grace period of six months may be granted. In the absence of renewal upon expiry, the registered trademark will be canceled. A trademark owner may license its registered trademarks to another party by entering into trademark licenses agreements, which must be filed with the Trademark Office for its records. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark that is applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark shall not infringe upon prior existing trademark rights of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Market regulatory departments have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case will be timely referred to a judicial authority and decided according to the law.

Domain Names

The Ministry of Industry and Information Technology promulgated the Administrative Measures of Internet Domain Names on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the Ministry of Industry and Information Technology on November 5, 2004. According to these measures, the Ministry of Industry and Information Technology is in charge of the administration of internet domain names in mainland China. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become holders of such domain names upon the completion of the registration procedure.

Trade Secrets

According to the PRC Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and last amended on April 23, 2019, a “trade secret” refers to technical and business information that is unknown to the public, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the Anti-Unfair Competition Law, business operators are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use the trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential; or (iv) instigating, inducing, or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping the confidentiality of trade secrets, disclosing, using, or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known the above-mentioned illegal conduct but nevertheless obtains, uses, or discloses trade secrets of others, the third party may be deemed to have misappropriated the others’ trade secrets.

Business operators who violate the provisions of the Anti-Unfair Competition Law and cause others to suffer damages shall bear civil liability, and where the legitimate rights and interests of a business operator are harmed by unfair competition, the business operator may file a lawsuit with a People’s Court. The amount of compensation for a business operator who suffer damages due to unfair competition shall be determined on the basis of the actual losses suffered as a result of the infringement; where it is difficult to ascertain the actual losses, the amount of compensation shall be determined in accordance with the benefits gained by the infringing party from the infringement. If a business operator maliciously commits an act of infringing trade secrets and the case is serious, the amount of compensation may be determined at not less than one time and not more than five times the amount determined in accordance with the foregoing method. The amount of compensation shall also include reasonable expenses paid by the business operator to stop the infringement. If it is difficult to ascertain the actual losses suffered or benefits gained, the People’s Court shall, in consideration of the extent of the infringement, award compensation of less than RMB5,000,000 to the rights holder. Additionally, government authorities shall stop any illegal activities which infringe upon trade secrets and confiscate the illegal income from the infringing parties, and impose a fine between RMB100,000 to RMB1,000,000 (or where the circumstances are serious, between RMB500,000 to RMB5,000,000).

Pursuant to the PRC Criminal Law promulgated by the National People’s Congress on July 1, 1979 and last amended on March 1, 2024, anyone that commits any of the following acts of trade secrets infringement, if the circumstances are serious, shall be sentenced to a fixed-term imprisonment of not more than 3 years and/or shall be fined; if the circumstances are especially serious, the infringing party shall be sentenced to a fixed-term imprisonment of not less than 3 years but not more than 10 years and shall be subject to fines: (i) obtaining trade secrets from their legal owners or holders through unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential. Any person who has knowledge of the circumstances referred to above but nevertheless obtains, discloses, uses or allows others to use such trade secrets shall be deemed to have infringed upon trade secrets.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Exchange Administrative Regulations promulgated on January 29, 1996 and last amended on August 5, 2008, and various regulations issued by SAFE and other PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currencies outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires prior approval from SAFE or its local branch.

Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC domestic companies may not repatriate payments denominated in foreign currencies received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign currencies under the current account with designated foreign exchange banks subject to a limit set by SAFE or its local branch. Foreign currencies under the current account may be either retained or sold to a financial institution engaged in the settlement and sale of foreign currencies pursuant to SAFE rules and regulations. For foreign currencies under the capital account, approval by SAFE is generally required for the retention or sale of such foreign currencies to a financial institution engaged in settlement and sale of foreign currencies.

Pursuant to the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment promulgated by SAFE on November 19, 2012 and last amended on December 30, 2019, or SAFE Circular 59, approval of SAFE is not required for opening a foreign exchange account and depositing foreign currencies into the accounts relating to direct investments. SAFE Circular 59 also simplifies foreign exchange-related registration required for foreign investors to acquire the equity interest in PRC domestic companies and further improves the administration of foreign exchange settlement for foreign-invested enterprises. The Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment promulgated by SAFE and effective on June 1, 2015 and last amended on December 30, 2019, or SAFE Circular 13, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment, and simplifies the procedure for foreign exchange-related registration. Pursuant to SAFE Circular 13, investors must register with banks for direct domestic investment and direct overseas investment.

Pursuant to SAFE Circular 19 which became effective on June 1, 2015 and was last amended on December 30, 2019, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise must truthfully use its capital for its own operating purposes within the scope of business; and where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement, pending payment with the foreign exchange administration or the bank at the place where it is registered.

SAFE Circular 16, promulgated by SAFE and effective on June 9, 2016, stipulates that PRC domestic companies may also convert their foreign debts denominated in foreign currencies into Renminbi on a discretionary basis. SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including foreign exchange capital and foreign debts) on a discretionary basis, which applies to all PRC domestic companies.

According to the PRC Market Entities Registration Administrative Regulations promulgated by the State Council on July 27, 2021 and effective on March 1, 2022, and other laws and regulations governing foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise must be registered with the State Administration for Market Regulation or its local counterparts, and must be filed via the foreign investment comprehensive administrative system, if such foreign-invested enterprise does not involve special market-entry administrative measures prescribed by the PRC government.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation. This circular allows foreign-invested enterprises whose approved business scopes do not contain equity investment to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investment is real and complies with the foreign investment-related laws and regulations. In addition, this circular stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt, and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the banks in advance for those domestic payments. Payments for transactions that take place in China must be made in Renminbi. Income denominated in foreign currencies received by PRC domestic companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Pursuant to SAFE Circular 13 and other foreign exchange laws and regulations, when setting up a new foreign-invested enterprise, the foreign-invested enterprise must register with a bank located at its place of registration after obtaining its business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including any increase in its registered capital or total investment, the foreign-invested enterprise must register such changes with the bank located at its place of registration after obtaining approval from or completing the filing with competent authorities. Pursuant to the foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the foregoing, if we intend to fund our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the State Administration for Market Regulation or its local counterparts, file such via the foreign investment comprehensive administrative system, and register such with the local banks for the foreign exchange related matters.

Loans by the Foreign Companies to Their PRC Subsidiaries

A loan made by foreign investors as shareholders in an foreign-invested enterprise is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen business days after the entering of the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an foreign-invested enterprise cannot exceed the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9 at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises is 200% of its net assets, or the Net Asset Limits. Enterprises must file with SAFE in its capital item information system after entering into cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Offshore Investment by PRC Residents

Under the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investment by Domestic Residents via Special Purpose Vehicles issued by SAFE and effective on July 4, 2014, or SAFE Circular 37, PRC residents are required to register with local branches of SAFE in connection with their direct or indirect offshore investment in overseas special purpose vehicles directly established or indirectly controlled by PRC residents for offshore investment and financing with their legally owned assets or interests in PRC domestic companies, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the special purpose vehicles, such as changes of an individual PRC resident, the name or operating period of the special purpose vehicles, or when there is a significant change to the special purpose vehicles, such as changes of the individual PRC residents’ increase or decrease of the capital contribution in the special purpose vehicles, or any share transfer or exchange, merger, or division of the special purpose vehicles. At the same time, SAFE issued the Operation Guidance for Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which took effect on July 4, 2014, as an attachment to SAFE Circular 37.

Under SAFE Circular 13, PRC residents may register with qualified banks instead of SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. SAFE and its branches will implement indirect supervision over foreign exchange registration of direct investment via the banks.

Failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions on foreign exchange activities of onshore companies, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities, and settlement of foreign exchange capital, and may also subject onshore companies or PRC residents to penalties under foreign exchange administration regulations of mainland China.

Regulations on Outbound Direct Investment

On December 26, 2017, NDRC promulgated the Administrative Measures on Overseas Investments of Enterprises, or NDRC Order No. 11, which took effect on March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are required to make record filings with NDRC or its local branch. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with the Ministry of Commerce or its local branch. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and last amended on December 30, 2019, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in mainland China include the PRC Company Law, as amended in 2004, 2005, 2013, 2018 and 2023, and the 2019 PRC Foreign Investment Law and its Implementation Regulations. According to the regulatory mechanism provided by the above-mentioned laws, a foreign-invested enterprise in mainland China may only pay dividends out of accumulated profits (if any) determined in accordance with PRC accounting standards and regulations. The PRC companies (including foreign-invested enterprises) are required to draw at least 10% of their after-tax profits into the statutory reserve fund until the reserve fund reaches 50% of their registered capital, except as otherwise provided by the laws on foreign investment; and no profit shall be distributed before making up any loss in the previous fiscal year. Retained profits for previous fiscal years may be distributed together with distributable profits for the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law promulgated by the Standing Committee of the National People’s Congress on March 16, 2007 and last amended on December 29, 2018 and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council on December 6, 2007 and amended on April 23, 2019, the income tax rate for both PRC domestic companies and foreign-invested enterprises is 25% unless otherwise provided for specifically. Enterprises are classified as either PRC resident enterprises or non-PRC resident enterprises. In addition, enterprises established outside China whose de facto management bodies are located in China are considered PRC resident enterprises and subject to the 25% enterprise income tax rate for their global income. An income tax rate of 10% applies to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in China, or that have such establishment or place of business but where the income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Value-Added Tax

Pursuant to the PRC Provisional Regulations on Value-Added Tax effective on January 1, 1994 and last amended on November 19, 2017, the implementation rules effective on December 25, 1993 and last amended on October 28, 2011, and the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax, promulgated on November 19, 2017, the PRC government imposes value-added tax, or VAT, on all enterprises and persons engaged in the sale of goods, provision of processing, repairing, and replacement services, and sales of services, intangible assets and real property in mainland China, as well as the importation of goods into mainland China. The rates have varied over time. Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform effective on April 1, 2019, we are currently subject to VAT at rates between 6% and 13% on the products and services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividend Withholding Tax

The PRC Enterprise Income Tax Law stipulates that an income tax rate of 10% applies to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but where the income is not effectively connected with the establishment or place of business, to the extent that such dividends are derived from sources within China.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and other applicable laws of mainland China, if a Hong Kong resident enterprise is determined by the competent tax authority to have satisfied the conditions and requirements, the 10% withholding tax rate on the dividends received by the Hong Kong resident enterprise from a PRC resident enterprise may be reduced to 5%. According to the Circular on Several Questions Regarding the Beneficial Owner in Tax Treaties, which was issued by the State Administration of Taxation on February 3, 2018 and took effect on April 1, 2018, when determining an applicant’s status as the beneficial owner regarding tax treatments in connection with dividends, interest, or royalties in the tax treaties, several factors are considered, including whether the applicant is obligated to pay over 50% of the income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on such incomes or levies tax at an extremely low rate, and such factors will be analyzed according to the actual circumstances of the specific cases.

Tax on Indirect Transfer

Pursuant to Circular 7 issued by the State Administration of Taxation on February 3, 2015 and last amended on December 29, 2017, an indirect transfer of assets, including equity interest in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a reasonable commercial purpose of the transaction arrangement, several factors are considered, including whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from PRC taxable assets, whether the assets of the offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China, and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature that is evidenced by their actual function and risk exposure. Circular 7 does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the State Administration of Taxation issued Circular 37, which was amended by the Announcement of the State Administration of Taxation on the Revision to Certain Taxation Regulatory Documents issued by the State Administration of Taxation on June 15, 2018. Circular 37 further elaborates on the implementing rules regarding the calculation, reporting, and payment obligations of the withholding tax by non-PRC resident enterprises. Nevertheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-PRC resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Labor Law and Labor Contract Law

Pursuant to the PRC Labor Law effective on January 1, 1995 and last amended on December 29, 2018 and its implementation rules, employers must establish and improve work safety and health systems, enforce national standards, and carry out work safety and health education for employees. In addition, pursuant to the PRC Labor Contract Law effective on January 1, 2008 and amended on December 28, 2012 and its implementation rules, employers must execute written labor contracts with full-time employees and comply with local minimum wage standards. Violations of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

Interim Provisions on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Social Insurance and Housing Fund

According to the PRC Social Insurance Law promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 and amended on December 29, 2018 and the Regulations on the Administration of Housing Funds promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers are required to contribute to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity insurance, and also to housing funds. Any employer who fails to make such contribution may be fined and ordered to make good the deficit within a stipulated time limit.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Relating to the Foreign Exchange Administration for Domestic Persons Participating in Stock Incentive Plan of Overseas Listed Company issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year are, subject to a few exceptions, required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

Regulations on Anti-Monopoly

Pursuant to the PRC Anti-Monopoly Law amended by the Standing Committee of the National People’s Congress on June 24, 2022 and implemented from August 1, 2022, prohibited monopolistic conducts include monopoly agreements, abuse of dominant market position and concentration of business operators that may have the effect of eliminating or restricting competition.

Monopoly Agreement

Competing operators shall not enter into monopoly agreements that exclude or restrict the effect of competition, such as boycotting transactions, fixing or altering commodity prices, restricting commodity production, or fixing commodity prices for resales to third parties, unless the agreement satisfies the exemption conditions stipulated in the Anti-Monopoly Law, for example, where the operators can prove that they do not have the effect of excluding or restricting competition, or where the operators can prove that their shares in applicable market is lower than the standards set by the anti-monopoly law enforcement agency of the State Council and meets other conditions stipulated by it, or improving technology, enhancing the competitiveness of small and medium-sized operators, and maintaining legitimate rights and interests in cross-border economic and trade cooperation. Meanwhile, the operators shall not enter into monopoly agreements with other operators or provide substantial support to other operators to reach monopoly agreements. If the regulations are violated, the punishments include orders to cease to act, confiscation of illegal income and a penalty of not less than 1% but not more than 10% of the sales volume in the previous year; if there is no sales volume in the previous year, a penalty of not more than RMB5,000,000 shall be imposed. Where the monopoly agreement reached has not been implemented, a penalty of less than RMB3,000,000 would be imposed. If a violation is critically serious, causing material adverse impact and severe consequences, the anti-monopoly law enforcement agency of the State Council may determine the specific amount of penalty not less than two times but not more than five times the amount of the aforementioned fine.

The Provisions on the Prohibition of Monopoly Agreements promulgated by the State Administration for Market Regulation on March 10, 2023 and effective on April 15, 2023, further provided for the prevention and prohibition of monopoly agreement-related matters, and replaced some of anti-trust rules and regulations previously issued by the State Administration for Industry and Commerce.

Abuse of Dominant Market Position

A business operator with a dominant market position shall not abuse its dominant market position, such as selling commodities at an unfairly high price or purchasing commodities at an unfairly low price, selling commodities at prices below cost without justifiable reasons and rejecting to trade with trading counterparts. In case of violation of the prohibition on abuse of dominant market position, the punishments include orders to cease to act, confiscation of illegal gains and a penalty of not less than 1% but not more than 10% of the sales volume in the previous year. If a violation is critically serious, causing material adverse impact and severe consequences, the anti-monopoly law enforcement agency of the State Council may determine the specific amount of penalty not less than two times but not more than five times the amount of the aforementioned fine.

The Interim Provisions on Prohibition of Abuse of Dominant Market Position promulgated by the State Administration for Market Regulation and last amended on March 10, 2023 and effective on April 15, 2023, further prevented and curbed abuse of market dominance.

Concentration of Business Operators

Operators shall declare the concentration reaching the threshold of declaration prescribed by the State Council to the anti-monopoly law enforcement agency of the State Council before conducting concentration. Concentration of business operators refers to the following circumstances: (i) merger of business operators; (ii) a business operator acquires control over other business operators by acquiring their equities or assets; or (iii) a business operator acquires control over other business operators or is able to exert a decisive influence on other business operators by contract or any other means. Where a business operator fails to comply with the mandatory reporting requirements, and has or may have the effect of excluding or restricting competition, the anti-monopoly law enforcement agency of the State Council has the power to order to cease the implementation of the concentration, dispose of shares or assets and transfer the business within a time limit, and take other necessary measures to restore the state before the concentration, and impose a penalty of not more than 10% of the sales volume in the previous year; if the operators fail to conduct concentration according to regulations and do not have the effect of excluding or restricting competition, a penalty of not more than RMB5,000,000 would be imposed. If a violation is critically serious, causing material adverse impact and severe consequences, the anti-monopoly law enforcement agency of the State Council may determine the specific amount of penalty not less than two times but not more than five times the amount of the aforementioned fine.

The Provisions on the Review of Business Operator Concentration promulgated by the State Administration for Market Regulation on March 10, 2023 and effective on April 15, 2023, further provided for matters such as the declaration and review of the concentration of business operators and the investigation of the illegal implementation of the concentration of business operators.

Regulations on Mergers and Acquisitions and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory authorities, including the Ministry of Commerce and CSRC, promulgated the M&A Rules, effective as of September 8, 2006 and later revised on June 22, 2009, which governs the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to Ministry of Commerce for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC individuals or companies shall obtain the approval of CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. After the 2019 PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the 2019 PRC Foreign Investment Law and its Implementation Regulations.

On February 17, 2023, CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, collectively the Overseas Listing Filing Rules, which became effective on March 31, 2023. According to the Overseas Listing Filing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with CSRC. The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis.

Under the Overseas Listing Filing Rules, the reporting entity shall submit filing materials including but not limited to a report to CSRC within three business days after submitting listing applications to an overseas stock market. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with CSRC within three business days thereafter.

CSRC also published the Notice on the Overseas Listing Filing and the set of Q&A published on CSRC’s official website, which are in connection with the release of the Overseas Listing Filing Rules. CSRC clarifies that (i) on or prior to the effective date of the Overseas Listing Filing Rules, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with CSRC, and must complete the filing before the completion of their overseas offering and listing; (ii) a transition period will be granted to domestic companies until September 30, 2023, which, prior to the effective date of the Overseas Listing Filing Rules, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing prior to September 30, 2023, they shall file with CSRC according to the requirements.

Based on the Overseas Listing Filing Rules, PRC domestic companies are primarily responsible for compliance with the rules. Violation of the Overseas Listing Filing Rules or the completion of an overseas listing in breach of the Overseas Listing Filing Rules may result in a warning and a fine ranging from RMB1,000,000 to RMB10,000,000. Furthermore, the directly responsible supervisors and other directly liable persons of PRC domestic companies may be subject to warning and a fine ranging from RMB500,000 to RMB5,000,000, and the controlling shareholders and actual controllers of PRC domestic companies may be subject to a fine ranging from RMB1,000,000 to RMB10,000,000.

On February 24, 2023, CSRC issued Provisions on Strengthening Confidentiality and Archiving Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023 and specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide securities services shall, by strictly abiding by the laws and regulations of mainland China and the requirements therein, establish sound confidentiality and file work systems, take necessary measures to implement confidentiality and file management responsibilities, and shall not leak national secrets and undermine national and public interests. Files such as the work manuscripts generated in the PRC by securities companies and securities service institutions that provide securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. The transmission of any such working papers to recipients outside China must be approved in accordance with the applicable PRC regulations. Where files or copies thereof need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with regulations of mainland China.

Global Government Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the EU, the U.K., and the U.S.

Regulations on Type Approval

EU

Manufacturers of passenger vehicles in the EU that wish to benefit from the EU single market are required to comply with EU Regulation 2018/858, or the Whole Vehicle Type Approval), which requires that vehicles that are put on the market within the EU must first be type-approved to ensure that they meet all environmental, safety and security standards. A vehicle that has been type-approved in one EU member state can thereafter be sold and registered in all member states without further tests. As of the date of this annual report, we have acquired EU type approval for Eletre and Emeya in compliance with the Whole Vehicle Type Approval.

U.K.

The EU position is broadly the same in the U.K., which adopted EU Regulation 2018/858 as retained EU law at the end of the Brexit transition period, and which was subsequently implemented / amended by the Road Vehicles (Approval) Regulations 2020. On December 31, 2022, the new GB Type Approval Scheme came into force. This scheme is based heavily on EU Regulation 2018/858, but applies solely to vehicles to be sold on the market in Great Britain. Compliance with the scheme involves ensuring that the vehicle meets performance standards in Great Britain and can be sold on the Great Britain market. The GB Type Approval Scheme is mandatory for vehicles to be sold in Great Britain from February 1, 2024. Up until February 1, 2024, manufacturers had the option of using the Provisional GB Type Approval Scheme to obtain approval in Great Britain. Under the provisional scheme, manufacturers already in possession of an EU type approval under the Whole Vehicle Type Approval referenced above can obtain type approval in the U.K. by providing the Vehicle Certification Agency with: (i) a list of type approvals for vehicle types they intend to place on the market in Great Britain, and (ii) the corresponding EU type approval certificates. As of the date of this annual report, we have acquired U.K. type approval for Eletre and the type approval for Emeya is in process.

Regulations on Safety

EU

The EU overhauled its vehicle safety regulations in 2009 by adopting EU Regulation 661/2009, replacing more than fifty previously existing vehicle safety directives with one overarching safety regulation which included requirements on seat belts and child restraint systems for example. This regulation was in turn revised in 2019 by the adoption of EU Regulation 2019/2144, which includes, for example, rules on cybersecurity and new guidelines regarding driver drowsiness and distraction, such as distractions caused by the use of a smartphone while driving, intelligent speed assistance, reversing safely with the aid of cameras or sensors, data recording in case of an accident (black box), lane-keeping assistance, advanced emergency braking, and crash-test improved safety.

U.K.

In the U.K., EU Regulation 661/2009 was adopted as retained EU law by virtue of the European Union (Withdrawal) Act 2018 and implemented by the Road Vehicles (Approval) Regulations 2020.

The changes made by EU Regulation 2019/2144 were not adopted in the U.K., as they were introduced after the U.K. had left the EU. Further legislation would be needed to transpose these into U.K. law, however there are no current plans to do so.

U.S.

The U.S. National Traffic and Motor Vehicle Safety Act requires manufacturers of vehicles sold in the U.S. to certify that a vehicle meets all applicable Federal Motor Vehicle Safety Standards, federal bumper standards, and federal anti-theft standards, before that vehicle may be imported into or sold in the U.S. Those standards are issued and administered by the National Highway Traffic Safety Administration. Primary categories of Federal Motor Vehicle Safety Standards that apply to our vehicles include:

Crash Avoidance Standards. Safety standards intended to assist vehicles in avoiding collisions with other vehicles, objects, or road users. These standards prescribe minimum performance requirements for vehicle and equipment performance, including requirements for steering, braking, headlamps, tail lamps, and signal lights, controls and displays, warning signals, tires, stability control, and other vehicle equipment and functions.

Crash Worthiness and Occupant Protection Requirements. Standards designed to protect vehicle occupants and mitigate damage and injury in the event of a crash. These standards include minimum performance requirements for vehicle structure and equipment, as well as other occupant protection requirements such as passenger restraint systems (e.g., airbags, seatbelts), systems, and features to protect vehicle occupants.

Electric Vehicle Specific Requirements. In addition to the safety standards summarized above that apply to all motor vehicles, there are a limited number of additional standards that apply to electric vehicles and high-voltage batteries. Today, those standards are designed primarily to protect vehicle occupants from injury, and include requirements and crash tests designed to limit electrolyte spillage, battery retention, and avoid electric shock to vehicle occupants in the event of a crash. In addition, the U.S. Departments of Energy and Transportation have indicated they may promulgate additional battery and EV safety and performance requirements, and we aim to comply with any such applicable standards if they are issued.

Manufacturer Self-Certification. Federal law requires motor vehicle manufacturers to certify that a vehicle complies with all applicable Federal Motor Vehicle Safety Standards, as well as National Highway Traffic Safety Administration bumper and theft prevention standards, before that vehicle is sold or offered for sale in the U.S. Federal law provides significant monetary penalties and other sanctions for vehicle manufacturers that certify as Federal Motor Vehicle Safety Standards-compliant vehicles that are found to fail to comply with one or more of those standards. These requirements apply equally to vehicles that are manufactured in the U.S. and vehicles that are imported for sale in the U.S.

Other U.S. Department of Transportation/National Highway Traffic Safety Administration Requirements. Our vehicles to be sold in the U.S. are also required to comply with (or obtain exemptions from) other requirements of federal laws administered by the National Highway Traffic Safety Administration, including corporate average fuel economy standards and consumer information and labeling requirements. Manufacturer of vehicles sold in the U.S. are also subject to various reporting requirements, including Early Warning Reporting requirements regarding warranty claims, field reports, death and injury claims and foreign recall.

The Automobile Information and Disclosure Act. This law requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer’s suggested retail price, optional equipment, and pricing. In addition, the AIDA requires inclusion fuel economy ratings on a label affixed to new vehicles offered for sale. The American Automobile Labeling Act also requires manufacturers of automobiles to state the percentage of our vehicle components that are manufactured in the U.S. and in other countries, and the location of final vehicle assembly.

Each state may impose additional vehicle safety requirements with respect to vehicle equipment or components that are not regulated by a federal standard. Each state also has authority to regulate the operation of vehicles within its boundaries, including prescribing licensing and registration requirements and traffic laws. In some instances, a state’s power may extend to prohibiting the operation of certain types of vehicles on roads in that state.

Regulations on Data Protection and Privacy

EU

Since the entry into force on May 25, 2018, of the GDPR, processing of personal data of individuals located in the European Economic Area, or the “EEA, or done by any entity in the EEA, is subject to strict requirements centered around core principles and rights of such individuals to receive access to, to rectify or to delete their personal data. The GDPR obliges us, where applicable, to ensure adherence to the principles of lawfulness, fairness and transparency, and purpose limitation, data minimization, data accuracy, storage limitation and integrity and confidentiality. The GDPR also requires us to mitigate potential data breaches and to, unless the data breach leads to a low risk for the rights and freedoms of data subjects, report data breaches to the data protection supervisory authority within 72 hours.

On March 9, 2021, the European Data Protection Board adopted Guidelines 01/2020 on processing personal data in the context of connected vehicles and mobility related applications, which stated that much of the data that is generated by a connected vehicle relate to a natural person that is identified or identifiable and thus constitute personal data under the GDPR.

U.K.

The EU position is the same in the U.K., which adopted the GDPR as retained EU law at the end of the Brexit transition period. From January 1, 2021, the U.K. GDPR came into force. The U.K. GDPR is based on the EU GDPR, subject to minor amendments to make it more suited to its U.K. context.

The EU GDPR was originally implemented in the U.K. through the Data Protection Act 2018. This instrument has since been amended to align with the U.K. GDPR. The act establishes the rights of individuals to access, remove, restrict and update their personal data, and sets out core data protection principles.

U.S.

There is no overarching generally applicable federal law in the U.S. that governs the collection, processing, storage, transmission, or use of personal data. More narrow and specific federal laws apply to the processing or other use or treatment of certain types of personal data (including information related to health, credit, telecommunications, and telemarketing), or to the processing or use of personal data by certain types of entities (e.g., financial institutions). Also, the Federal Trade Commission may bring enforcement actions against companies that engage in processing of personal data in a manner that constitutes an unfair or deceptive trade practice. In addition, the overwhelming majority of states have enacted laws related to data privacy. Perhaps the most stringent and comprehensive of those state laws is the California Consumer Privacy Act, as expanded and supplemented by the California Privacy Rights Act (effective January 1, 2023). To the extent state data privacy laws apply to us and our products or services, we aim to ensure compliance with the requirements of those laws.

Regulations on Automated Driving / Advanced Driver Assistance System (AD/ADAS)

We equip our vehicles with certain advanced driver assistance features. Generally, laws pertaining to driver assistance features and intelligent driving vehicles are evolving globally and, in some cases, may create restrictions on advanced driver assistance or intelligent driving features that we may develop. We aim to meet the requirements for each product, market, and time frame.

U.K.

The Automated and Electric Vehicles Act 2018 provides a framework for ADAS regulations in the U.K. The Act allows for the creation of a new liability scheme for insurers in relation to automated vehicles, and the creation of regulations relating to electric vehicle charging infrastructure, including availability and reliability standards. In January 2022, the Law Commission published a report with recommendations for a new legal framework to support the safe deployment of automated vehicles. Its recommendations included writing the test for automated driving into law, and introducing a second stage in the type approval process to authorize vehicles for use as automated driving on Great Britain roads. These recommendations have been laid before Parliament and are being considered as part of the government’s broader plans to legislate on automated vehicles.

U.S.

Currently, there are no mandatory federal standards specifying additional safety or performance requirements for AD/ADAS. The U.S. Department of Transportation and the National Highway Traffic Safety Administration have issued voluntary guidance regarding the capabilities and performance of such systems, and there is a significant possibility that the National Highway Traffic Safety Administration may issue safety standards governing some ADAS in the next few years. There are some additional crash reporting requirements for vehicles equipped with ADS or ADAS. The National Highway Traffic Safety Administration has, to a limited extent, reduced occupant protection standards for automated vehicles that do not have human occupants. In the absence of applicable standards, the National Highway Traffic Safety Administration has “defect” authority to order a recall or take other enforcement action if it determines a vehicle’s ADAS poses an unreasonable risk to safety.

Regulations on Sustainability and Environmental Regulations

We operate in an industry that is subject to extensive sustainability and environmental related regulations, which have become more stringent over time, and are expected to become more extensive in the future. The laws and regulations to which we are or may become subject govern, among other things: water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; the protection of the environment, natural resources and endangered species; responsible mineral sourcing; due diligence transparency; environmental reporting; and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, state, provincial and local level is and will be an important aspect of our ability to continue operations.

Many countries have announced a requirement for the sale of zero-emission vehicles only within proscribed timeframes, some as early as 2035, and we as an electric vehicle developer aim to comply with these requirements across our entire coming product portfolio as we expand.

All vehicle manufacturers are required to comply with the applicable emission regulations in each jurisdiction in which they operate. Furthermore, since our electric vehicles have zero or limited emissions compared to ICE vehicles, we earn emission grams or credits that may be sold to and used by other manufacturers to cover or offset their emissions footprint. We aim to follow the development and opportunities connected to emission regulations in all geographic regions in which we operate. The ability to earn excess emission grams or credits are dependent on each jurisdictions’ regulations and the opportunity to get compensated by others depends on the demand from other manufacturers.

EU

Manufacturers of passenger vehicles in the EU are required to comply with EU Regulation 715/2007—the WLTP on Energy Consumption and Range, and Directive 2005/64/EC—Recyclability, Recoverability, Reusability.

Non-financial reporting forms part of the EU’s sustainability and environmental legislative framework. The EU Corporate Sustainability Reporting Directive 2022/2464 entered into force on January 5, 2023, and with effect from January 1, 2025, expands non-financial reporting obligations of EU-established entities and in certain cases overseas parent companies to cover all “large undertakings,” which can include non-EU based parent companies. The scope of what must be reported annually is significantly expanded. Where our entities are subject to this Directive, we must report according to European Sustainability Reporting Standards on issues such as environmental matters, social matters and treatment of employees, respect for human rights, anti-corruption and bribery, diversity on company boards (in terms of age, gender, educational and professional background). In addition, the EU is expected to finalize over the next 2 to 3 years the Corporate Sustainability Due Diligence Directive which will implement mandatory due diligence that certain large companies must undertake regarding human rights and environmental impacts along their supply chains.

U.K.

The WLTP applies in the U.K., as EU Regulation 715/2007 was adopted in the U.K. as retained EU law following Brexit. EU Directive 2005/64/EC was also retained in the U.K. and implemented through the Motor Vehicles (EC Type Approval) (Amendment) Regulations 2007.

There are also separate national rules regulating CO2 emissions performance standards, for example the Road Vehicle Carbon Dioxide Emission Performance Standards (Cars and Vans) (Amendment) (EU Exit) Regulations 2020/1418 govern emissions from newly registered cars and vans in Great Britain.

Following a consultation last year, the U.K. government is currently in the process of developing a new U.K. road vehicle CO2 emissions regulatory framework. The proposed framework plans to introduce a zero emissions vehicles mandate that will require manufacturers to meet certain zero-emission vehicle targets every year from 2024. There would also be continued regulation of new non-zero emissions cars and vans until all new sales are zero emission at the exhaust.

The U.K. introduced Streamlined Energy and Carbon Reporting (SECR) in 2019 in the Companies (Directors’ Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018. SECR requires obligated companies to report on their energy consumption and associated greenhouse gas emissions within, if applicable, their financial reporting for Companies House.

U.S.

We expect to offer our vehicles for sale in the U.S. through dealers registered with individual states. We and our dealers must obtain and comply with the terms and conditions of government permits, certificates, licenses, authorizations, approvals and satisfy other requirements under U.S. laws, as well as state and local government laws.

Manufacturers of vehicles sold in the U.S. are obligated to meet all applicable regulatory requirements in every U.S. jurisdiction in which it operates, distributes, or sells its products. Some required permits, certifications, or licenses are costly and difficult to obtain. Violations of applicable environmental, health, or safety laws and regulations may result in significant sanctions, including civil and criminal fines, penalties orders to cease non-compliant operations or to conduct corrective actions, or suspension or revocation of permits, certificates, and licenses.

The vehicles we intend to offer for sale in the U.S. must satisfy the applicable requirements of laws and regulations administered by the National Highway Traffic Safety Administration and the Environmental Protection Agency on a federal level. Similarly, those vehicles must satisfy the emissions standards of the California Air Resource Board which is a major regulator on state level.

Under the Clean Air Act, our vehicles are required to obtain a Certificate of Conformity issued by the Environmental Protection Agency and, for California and states that have adopted laws or regulations to utilize California’s light-duty vehicle standards, a California Executive Order issued by the California Air Resource Board. A Certificate of Conformity and/or California Air Resource Board Executive Order is required for each model year for vehicles sold in the U.S. This regulatory process is designed to ensure that all vehicles comply with applicable emission standards for both criteria pollutants, such as nitrogen oxides and particulate matter, and greenhouse house gases, such as carbon dioxide and nitrous oxide. This process also includes labelling requirements to provide consumer information such as miles per gallon or gas-equivalent ratings and maximum range on a single charge.

We expect our all-electric, battery-powered vehicles to generate regulatory compliance credits that can be monetized through sale to other OEMs. Under California’s Low-Emission Vehicle Program, and equivalent requirements that apply in the states that have adopted California’s standards, OEMs are required to produce an increasing percentage of BEVs, fuel cell electric vehicles, or plug-in hybrid electric vehicles. The zero-emission vehicle program of the California Air Resource Board requires OEMs to produce a certain number BEVs, fuel cell electric vehicles or plug-in hybrid electric vehicles each year, based on the total number of cars sold in California or the other states that have adopted the zero-emission vehicle program, ranging from 4.5% in 2018 to 22% by 2025. Moreover, California’s zero-emission vehicle program requires 100% of all new passenger car and light-duty truck sales to qualify as zero-emission vehicles by 2035. As a developer of zero-emission vehicles, we may earn zero-emission vehicle credits on each electric vehicle sold in California or other participating states, which may be sold to other OEMs without the need to offset any greenhouse house gases or other pollutant emitting ICE vehicles.

In addition to state-level credits, the Environmental Protection Agency and the National Highway Traffic Safety Administration require all OEMs to meet minimum greenhouse house gas emission and corporate average fuel economy standards applicable to light-duty vehicles. These federal regulations require that manufacturers of light-duty vehicles meet minimum threshold standards for greenhouse house gas emissions and fuel economy based on a vehicle’s footprint or overall dimensions. We will also benefit from these regulations as a developer of zero-emission vehicles because each electric vehicle will generate greenhouse house gas and corporate average fuel economy credits which can be sold to other manufacturers. In December 2021, the Environmental Protection Agency finalized revised greenhouse house gas standards for model year 2023 – 2026 light-duty vehicles. In May 2022, the National Highway Traffic Safety Administration finalized revised corporate average fuel economy standards for model year 2024 – 2026 light-duty vehicles. These standards require fleetwide increases in fuel economy and decreases in greenhouse house gas emissions from ICE equipped vehicles produced by all manufacturers.

In May 2023, the Environmental Protection Agency proposed a new suite of greenhouse house gas and criteria pollutant emission standards for model year 2027 – 2032 light-duty vehicles. In the proposed regulation, the Environmental Protection Agency estimates the revised emission standards would require BEVs to account for 60% of total light-duty vehicle sales by 2030 and 67% of total sales by 2032. In July 2023, the National Highway Traffic Safety Administration proposed new corporate average fuel economy standards for model year 2027 – 2032 vehicles which would require estimated average fleetwide fuel economy for light-duty vehicles of 58 miles per gallon by 2032. These regulations have not been finalized and are subject to change. If the more stringent corporate average fuel economy and greenhouse house gas emission standards are finalized, we may be positioned to monetize the credits we may earn for selling zero-emission vehicles in the U.S.

Regulations on Recall Activities

Manufacturers of vehicles sold in the U.S. must recall such vehicles if they are found to have a safety defect or fail to comply with an applicable Federal Motor Vehicle Safety Standards. The primary recall obligations are to provide notice to owners of all affected vehicles, and to offer a remedy, free of charge, to all affected vehicle owners.

Regulations on Distribution

EU

The legal rules governing commercial agency relationships (agents who promote sales in the name of and on behalf of the principal) are to some extent harmonized under the European Commercial Agency Directive (86/653/EEC). The European Commercial Agency Directive governs various aspects of the commercial agency relationship, including commission claims, minimum notice periods, compensation or indemnity claims upon termination of the agency contract and post-contractual non-compete obligations. The European Commercial Agency Directive is an EU Directive and as such, is not directly applicable in the EU Member States but needs to be transposed into the laws of each EU Member State. Individual national laws may provide for additional rules and national interpretations of the European Commercial Agency Directive.

The distribution of new vehicles is generally regulated via Art. 101 and 102 of the Treaty of the Functioning of the European Union, the respective Block Exemption Regulations (EU Regulation 2022/720 of May 10, 2022 on the application of Article 101(3) of the Treaty of the Functioning of the European Union to categories of vertical agreements and concerted practices and Regulation n°461/2010 relative to after sales activities) and Motor Vehicle Regulation No 461/2010 which came into force on June 1, 2010 and will expire on May 23, 2028. Under the Block Exemption Regulations, OEMs and principals must not prevent members of a selective distribution system from selling spare parts to independent repairers, prevent a supplier of spare parts from selling its goods to operators outside the network or to end users, or prevent a supplier of components from placing its trademark or logo on a component supplied for the initial assembly of a motor vehicle. Other than the Block Exemption Regulations, the rules governing distributorship relationships vary by EU member state.

U.K.

In the U.K., the Commercial Agents (Council Directive) Regulations 1993 (SI 1993/3053) implement the European Commercial Agency Directive. The regulations continue to have effect post-Brexit as EU-derived domestic legislation under Section 2 of the EU (Withdrawal) Act 2018. These regulations govern the relationship between agent and principal where goods are sold, and imposes mandatory obligations on both parties. For the principal, this includes a duty to act in good faith, to provide documentation relating to the goods, and to notify the agent where there will be a reduction in goods from the volume expected. The Regulations also cover other aspects of the relationship, including pay, commission, and a requirement to give notice where the contract is concluded without breach.

The applicable provisions under the Treaty of the Functioning of the European Union and the associated Block Exemption Regulations will continue to apply where the principal has selling arrangements in other EEA countries in addition to the U.K. It is only where the effects of the agency agreement would be felt purely in the U.K. that these provisions would not apply, and U.K. competition rules under the Competition Act 1998 would apply in their place. In any event, the provisions under the CA 1998 which target anti-competitive business are closely based on Articles 101 and 102 of the Treaty of the Functioning of the European Union and contain similar exemptions.

U.S.

Generally, the individual states have authority to regulate the distribution, sale, and service of vehicles within their state. A number of states have laws that either prohibit or impose limitations on “direct sale” of motor vehicles by a manufacturer to a retail customer. In states with a full prohibition, vehicle manufacturers are required to either sell vehicles in those states through automobile dealers or similar entity licensed to sell vehicles, or not sell vehicles in those states. Some state laws also prohibit a vehicle manufacturer from directly servicing vehicles it manufactured.

Regulations on Incentives

EU

Almost all EU Member States have adopted various measures to stimulate demand for BEVs, plug-in hybrid electric vehicles and fuel cell electric vehicles. In addition, some member states of the EU offer state-funded vehicle scrappage schemes that provide financial incentives for the replacement of old vehicles with new vehicles. There are also a number of government-funded research and development programs in the automotive industry within the EU. Many of these programs focus on projects related to electric mobility and autonomous driving.

U.K.

In the U.K., there are a number of tax benefits currently in place to stimulate demand for BEVs. For example, businesses using purely electric (i.e. not hybrid) company vehicles are entitled to 100% first year capital allowances so that the full cost of the vehicle can be deducted from profits before tax. Purely electric vehicles are also exempt from vehicle excise duty until 2025. Further, electric vehicles are exempt from congestion charges.

Under the EV Chargepoint Grant, people living in flats or rental accommodation are eligible for a grant that covers £350 or 75% of the cost to buy and install a chargepoint, whichever is the lower. Similarly, the Workplace Charging Scheme means that businesses can claim up to £350 / 75% per socket of the cost of up to 40 sockets, as a way of encouraging employees to make the switch to electric.

Consumers used to be able to benefit from the Plug-in Car Grant, under which consumers could get a discount on the purchase price of plug-in cars, however this scheme was ended in 2022. However, other types of vehicle may still be eligible for the grant, including wheelchair accessible vehicles, motorcycles and mopeds, vans and taxis. For eligible vehicles, the plug-in grant enables the consumer to get a percentage discount on the upfront cost of the vehicle.

There are likely to be tax benefits—for example, vehicle excise duty is calculated based on the size of the engine, year of first registration, and CO2 emissions—therefore most pure EV’s are zero rated for tax purposes (i.e. tax free). However, from April 2025, the vehicle excise duty will start to apply to electric vehicles.

U.S.

The federal Inflation Reduction Act of 2022 provides Clean Vehicle tax credits of up to US$7,500 per vehicle to purchasers of some zero-emission vehicles. In order for the purchase of a zero-emission vehicle to qualify for such credits, the vehicle and the purchaser must satisfy certain requirements. Those eligibility requirements include, inter alia, that a specified percentage of the value of critical minerals contained in the vehicle’s battery be extracted or processed in the U.S.; that the battery components in the vehicle be manufactured or assembled in the U.S.; that the final assembly of the vehicle be conducted in the U.S.; that the retail price of the vehicle not exceed a specified level; and that the eligible purchasers must have taxable incomes below a specified level. Our vehicles do not presently qualify for the new Clean Vehicle tax credits under the federal Inflation Reduction Act of 2022.

In some cases, state and local governments may provide additional incentives for the purchase and sale of BEVs, plug-in hybrid electric vehicles or fuel cell electric vehicles.

Regulations on Producer Responsibility—Batteries

EU

Current Legislation. Directive 2006/66/EC on batteries and accumulators and waste batteries and accumulators sets out a number of targets and other requirements which aim to increase the collection and recycling of waste batteries of all types, thereby providing further environmental protection and helping to prevent heavy metal pollution which can be caused by some batteries if not dealt with correctly. All European member states were given until September 26, 2008 to transpose the detail of the Directive into each member’s local legislation. Costs associated with meeting the requirements of the Directive must be met by the producers of the batteries, and it must be free of charge for end users to place their waste batteries in the system that will ensure those batteries are recycled.

The new EU Batteries Regulation is a proposal to repeal, replace, and significantly extend the scope of the existing EU Batteries Directive 2006/66/EC with a new, enhanced batteries law in the form of a harmonized EU-wide regulation. The draft new law contains full life-cycle mandatory provisions relating to a far wider range of batteries placed on the EU market than the current EU Batteries Directive, including for the first time lithium batteries, and generally all commercial and industrial batteries (as well as automotive and electric vehicle batteries). In general, the obligations fall on “economic operators,” which include manufacturers, authorized representatives, importers, distributors, fulfilment service providers, and any other natural or legal person who is subject to obligations in relation to manufacturing batteries, preparing batteries for reuse, preparing batteries for repurpose, repurposing, or remanufacturing, of batteries, that first place batteries on the market (including online placing on the market) or put them into service. New duties that our entities may be required to adhere to include: Supply Chain Due Diligence, Durability/Right-to-Repair/Battery Conformity (there are proposed minimum values for electrochemical performance and durability of rechargeable industrial batteries), Labelling and Information Disclosure and Enhanced Producer Responsibility For End-of-Life Batteries.

U.K.

The U.K. transposed EU Directive 2006/66/EC into national law in 2008 and 2009 under the Batteries and Accumulators (Placing on the Market) Regulations 2008 and the Waste Batteries and Accumulators Regulations 2009. This legislation makes it compulsory to collect and recycle batteries and accumulators, prevents batteries and accumulators from being incinerated or dumped in landfills and restricts the substances used in batteries and accumulators. The U.K. government are considering following the EU in extending producer responsibility for batteries but such changes are some way off at present and so requirements will be more stringent in the EU going forward once the new EU Batteries Regulation comes in to force.

U.S.

Battery packs are also subject to selected tests specified in the SAE J2464 and J2929 standards, as well as tests defined by other standards and regulatory bodies and our own internal tests. These tests evaluate battery function and performance as well as resilience to conditions including immersion, humidity, fire, and other potential hazards.

Regulations on End-of-Life Vehicles

EU

EU Directive 2000/53/EC provides specific regulatory requirements for the take-back of end-of-life vehicles, such as material coding, treatment obligation, collection system obligation, information and monitoring requirements. It also prohibits the use of hazardous substances when manufacturing new vehicles (especially lead, mercury, cadmium and hexavalent chromium) except in defined exemptions when there are no adequate alternatives. Through Directive 2000/53/EC, vehicle manufacturers have an obligation to provide free take-back for cars and light commercial vehicles.

U.K.

The End-of-life Vehicles Regulations 2003 and the End-of-life Vehicles (Producer Responsibility) Regulations 2005 are the underpinning legislation in the U.K. and reflect the contents of EU Directive 2000/53/EC. Vehicles are regulated to limit the environmental impact of their disposal, by reducing the amount of waste created when they are scrapped. Producers must provide a convenient network of authorized treatment facilities, or make acceptable alternative arrangements, offering free take-back for their brands when they become End-of-life Vehicles. The producer—the manufacturer or importer—placing the vehicle or component on the U.K. market is responsible for compliance.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal and other subsidiaries as of the date of this annual report.

D.Property, Plant and Equipment

We have established offices in various cities in China and Europe. As of December 31, 2023, we had leased premises as summarized below and under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

	Approximate Size
	(Building) in
Location	Square Meters	Primary Use	Lease Term (years)
Shanghai, China	26,745	Office, Lotus center, experience store	1 to 10 years
Wuhan, China	18,423	Office, Lotus center, experience store	1 to over 10 years
Ningbo, China	9,389	Office	5 years
Hangzhou, China	8,319	Office, VIP room	1 to 3 years
Beijing, China	4,803	Lotus center, experience store	2.5 to 8.5 years
London, U.K.	2,197	Office	Less than 1 year to 10 years
Coventry, U.K.	2,700	Office	5 years
Paris, France	2,596	Experience store, Lotus center, office	6 to 10 years
Amsterdam, Netherlands	2,795	Office	6.5 to 15 years
Houten, Netherlands	802	Lotus center, office	5 to 10 years
Oslo, Norway	1,170	Experience store, fulfillment center	2 to 8 years
Munich, Germany	475	Office, experience store, fulfillment center	Less than 1 year to 2 years
Frankfurt, Germany	7,551	Office, workshop	10 to 12 years
Gothenburg, Sweden	40	Office	Less than 1 year
Milan, Italy	40	Office	Less than 1 year

In October 2023, the WFOE pledged the land use rights, buildings and ancillary facilities on certain pieces of land totaling approximately 84,000 square meters where our global headquarters is located in Wuhan, China to the Jingkai Fund pursuant to an exchangeable note agreement entered into between the WFOE and the Jingkai Fund in September 2021. Such pledge was terminated in April 2024 following the listing of our securities on Nasdaq pursuant to the term of the pledge.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated and combined financial statements and the related notes included in this annual report. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.Operating Results

We are a pioneering luxury BEV maker that designs, develops luxury lifestyle vehicles (non-sports car vehicles for daily usage) under the iconic British brand “Lotus” and sell all Lotus branded cars.

We have established a successful track record since our inception. In 2023, we delivered a total of 6,970 vehicles, which consisted of our lifestyle vehicles and sportscars distributed through LTIL. As of December 31, 2023, we had 3,180 full-time employees globally, including in China and Europe, among which approximately 56.7% belong to our R&D division.

Our total revenues increased from US$9.6 million for the year ended December 31, 2022 to US$679.0 million for the year ended December 31, 2023. We recorded a net loss of US$750.3 million, US$724.6 million and US$110.5 million in 2023, 2022, and 2021, respectively.

Revenues

We generate revenues primarily through sales of goods and services.

Sales of goods. We generate revenues by providing the following products:

●	BEV lifestyle models developed by us;
●	Lotus-brand sports cars developed by Lotus UK;
●	auto parts; and
●	peripheral products.

Services. We generate revenues by providing automotive design and development services to OEM customers.

The following table sets forth a breakdown of revenues by type both in absolute amount and as a percentage of our revenues for the years indicated.

	For the Years Ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Revenues
Sales of goods	660,158	97.2	1,186	12.4	369	10.0
Services revenues	18,850	2.8	8,371	87.6	3,318	90.0
Total	679,008	100.0	9,557	100.0	3,687	100.0

Cost of revenues

Our cost of revenues can be categorized as cost of goods sold and cost of services.

Cost of goods sold primarily consists of purchase costs of vehicles, charging piles, parts, and accessories, depreciation of molds tooling equipment, warehousing transportation costs, and customs duties. Cost of goods sold also includes reserves for estimated warranty expenses and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value.

Cost of services generally includes cost of direct parts, materials, costs associated with providing extended warranty service and after-sales services, depreciation of associated assets used for providing services, labor costs, rental expenses, consumed materials, and depreciation of associated assets used for providing the automotive design and development services.

We expect that our cost of revenues will increase in absolute amounts in the foreseeable future as we continue to expand our business globally.

The following table sets forth a breakdown of our cost of revenues by nature both in absolute amount and as a percentage of our cost of revenues for the years indicated.

	For the Years Ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	(564,741)	97.9	(948)	13.1	(331)	10.6
Cost of services	(12,086)	2.1	(6,302)	86.9	(2,799)	89.4
Total	(576,827)	100.0	(7,250)	100.0	(3,130)	100.0

Gross profit and gross margin

The following table sets forth our gross profit for the years indicated.

	For the Years Ended
	December 31,
	2023	2022	2021
	US$	US$	US$

	(in thousands, except percentages)
Gross profit	102,181	2,307	557
Gross margin (%)	15.0	24.1	15.1

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) government grants.

The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of total operating expenses for the years indicated.

	For the Years Ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	(368,729)	44.0	(445,844)	64.6	(511,364)	450.5
Selling and marketing expenses	(328,935)	39.2	(151,331)	22.0	(38,066)	33.5
General and administrative expenses	(144,533)	17.2	(148,369)	21.5	(54,763)	48.3
Government grants	4,077	(0.4)	55,824	(8.1)	490,694	(432.3)
Total	(838,120)	100.0	(689,720)	100.0	(113,499)	100.0

Our research and development expenses primarily consist of labor costs, license fees, outsourced development expenses, materials, rental expenses, depreciation, and other expenses. We expect to continue to strategically incur our research and development expenses as we continue to improve our technologies and functionality of our models.

Our selling and marketing expenses primarily consist of advertising costs and market promotion expenses, labor costs, rental expenses, and depreciation expenses. We expect to continue to strategically incur selling and marketing expenses in strengthening our brand image and expanding sales channels and expanding stores globally.

General and administrative expenses primarily consist of labor costs, day-to-day administrative expenses, depreciation and amortization expenses, professional service fees, and other general corporate expenses. We expect to incur additional expenses in relation to merger transaction expenses and share-based compensation expenses in 2024, which will result into a moderate increase in general and administrative expenses as compared to 2023. Afterwards, our general and administrative expenses are expected to grow slowly as in the foreseeable future as our operational efficiency continues to improve.

Government grants primarily consist of government subsidies received with no future related costs required and the amortization of deferred income relating to a subsidy relating to our R&D expenditures.

Taxation

Cayman Islands

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on corporations based upon profits, income, capital gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on payments of dividends.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to elect only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong have no assessable profits for the years ended December 31, 2023, 2022 and 2021.

The Inland Revenue (Amendment) (Taxation on Specified Foreign-sourced income) Bill 2022 was enacted in Hong Kong on December 14, 2022 and became effective on January 1, 2023. This amendment addresses the EU’s inclusion of Hong Kong in Annex II of the EU list of non-cooperative jurisdictions for tax purposes in concern of any risk of double non-taxation arising from the tax exemption of offshore passive income for companies in Hong Kong without substantial economic substance. From January 1, 2023, offshore passive income (including interest income, dividend income or gain on disposal of equity interest (where applicable)), that is received or deemed to be received in Hong Kong (i.e., similar to the “received” concept in Singapore), needs to meet additional requirements, including, among others, economic substance requirements in order to continue to be entitled to the offshore income tax exemption in Hong Kong. We will monitor the regulatory developments and continue to evaluate the impact on our financial statements, if any.

Mainland China

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, our subsidiaries and the former VIE and its subsidiaries in mainland China are subject to the statutory rate of 25%, unless otherwise specified.

We are currently subject to Value Added Tax, or VAT, mainly at rates of 13% and 6%, respectively, on the products and services we provide, less any creditable input VAT. We are also subject to surcharges on VAT payments in accordance with PRC tax regulations.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement, then the dividends paid to the Hong Kong subsidiary are subject to withholding tax at a preferential rate of 5%.

If our company in the Cayman Islands or any of our subsidiaries outside of China were deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Under the PRC Enterprise Income Tax Law and the Implementation Rules of the PRC Enterprise Income Tax Law, research and development expenses that can enjoy super deduction refer to the expenditure incurred for developing new technologies, new products, and new processes. In case the intangible assets have not formed, and corresponding expenses are recognized in profit and loss account for the current period, the company can enjoy an additional deduction of 50% on the basis of actual expense deducted for enterprise income tax purposes when calculation the taxable income of the year. In case the intangible assets have been recognized, the company can amortize based on 150% of the cost of intangible assets. According to the Notice on Raising Proportion of Super-deduction of Research and Development Expenses published by the Ministry of Finance, the State Administration of Taxation, and the Ministry of Science and Technology in 2018, and the Announcement on Extension of the Implementation Period of Certain Preferential Tax Policies published by the Ministry of Finance and the State Administration of Taxation in 2021, the beforementioned percentages have been raised to 75% and 175%, respectively, with effective period from January 1, 2018 to December 31, 2023. According to the Announcement on Further Improving the Policy on Extra Pre-tax Deduction of R&D Expenses published by the Ministry of Finance and the State Administration of Taxation in 2023, starting from January 1, 2023, the aforementioned percentages have been raised to 100% and 200%, respectively.

Other countries

Our subsidiaries in the U.K., Netherlands, and Germany are subject to value added tax (VAT). Revenues from sales of products and provision of services are generally subject to VAT at the rate of 20% for our U.K. subsidiaries, 21% for our Netherlands subsidiaries and 19% for our Germany subsidiaries, and payable after netting input VAT on purchases.

Our subsidiaries in the U.K., Netherlands, and Germany are also subject to income tax. The maximum applicable income tax rates in the U.K. are 19% for the period from January to March 2023, 25% for the period from April to December 2023, 19% for 2022 and 19% for 2021. The maximum applicable income tax rate in the Netherlands is 25.8% for the years ended December 31, 2023, 2022 and 2021. In Germany, the maximum applicable income tax rate for corporation tax is 15.825% for 2023, 2022 and 2021, while the maximum applicable income tax rate for trade tax is 14.35% for 2023, 14.35% for 2022 and 13.825% for 2021. For Germany income tax, the corporate tax rate excludes trade tax, which rate depends on the municipality in which Lotus GmbH conducts its business.

Results of Operations

The following table sets forth our results of operations with line items in absolute amount for the years indicated.

	For the Years Ended December 31,
	2023	2022	2021
	US$	US$	US$

	(in thousands)
Revenues
Sales of goods	660,158	1,186	369
Service revenues	18,850	8,371	3,318
Total revenues	679,008	9,557	3,687
Cost of revenues
Cost of goods sold	(564,741)	(948)	(331)
Cost of services	(12,086)	(6,302)	(2,799)
Total cost of revenues	(576,827)	(7,250)	(3,130)
Gross profit	102,181	2,307	557
Operating expenses:
Research and development expenses	(368,729)	(445,844)	(511,364)
Selling and marketing expenses	(328,935)	(151,331)	(38,066)
General and administrative expenses	(144,533)	(148,369)	(54,763)
Government grants	4,077	55,824	490,694
Total operating expenses	(838,120)	(689,720)	(113,499)
Operating loss	(735,939)	(687,413)	(112,942)
Interest expenses	(10,200)	(8,542)	(3,615)
Interest income	9,204	12,188	6,219
Investment (loss) income, net	(1,162)	(3,246)	2,229
Share of results of equity method investments	(1,048)	(2,762)	—
Foreign currency exchange gains (losses), net	42	(11,505)	798
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk	(7,531)	(22,991)	(1,367)
Changes in fair values of put option liabilities	(2,508)	—	—
Loss before income taxes	(749,142)	(724,271)	(108,678)
Income tax expense	(1,113)	(292)	(1,853)
Net loss	(750,255)	(724,563)	(110,531)

Non-GAAP Financial Measures

We use adjusted net loss and adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. We define adjusted EBITDA as net loss excluding interest income, interest expenses, income tax expenses, depreciation of property, equipment and software, and share-based compensation expenses.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of our operating performance. We believe that adjusted net loss and adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted net loss and adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA for the years indicated:

	For the Years Ended December 31,
	2023	2022	2021
	US$	US$	US$

	(in thousands)
Net loss	(750,255)	(724,563)	(110,531)
Share-based compensation expenses	—	10,625	—
Adjusted net loss	(750,255)	(713,938)	(110,531)
Net loss	(750,255)	(724,563)	(110,531)
Interest expenses	10,200	8,542	3,615
Interest income	(9,204)	(12,188)	(6,219)
Income tax expense	1,113	292	1,853
Share-based compensation expenses	—	10,625	—
Depreciation	54,957	12,790	2,056
Adjusted EBITDA	(693,189)	(704,502)	(109,226)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

	For the Years Ended
	December 31,
	2023	2022	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Sales of goods	660,158	1,186	658,972	55,562.6
BEV lifestyle models	465,265	—	465,265	—
Sports cars	184,111	828	183,283	22,135.6
Others	10,782	358	10,424	2,911.7
Service revenues	18,850	8,371	10,479	125.2
Total Revenues	679,008	9,557	669,451	7,004.8

Our total revenues increased by US$669.5 million from US$9.6 million for the year ended December 31, 2022 to US$679.0 million for the year ended December 31, 2023, primarily due to the ramp up of sales volume of BEV lifestyle models and the increase in the sales from the distribution of Lotus-brand sports cars, auto parts, and peripheral products, as well as automotive design and development services provided to OEM customers.

Sales of goods.  Our sales of goods revenue increased by US$659.0 million from US$1.2 million for the year ended December 31, 2022 to US$660.2 million for the year ended December 31, 2023, due to the increase in sales from BEV lifestyle models of US$465.3 million, sports cars of US$183.3 million, and auto parts and peripheral products of US$10.4 million.

Service revenues.  Our service revenue increased by US$10.5 million from US$8.4 million for the year ended December 31, 2022 to US$18.9 million for the year ended December 31, 2023, primarily due to the increase in automotive design and development services provided to OEM customers of US$5.8 million and extended and aftersales services revenue for BEV lifestyle models and sports cars of US$4.7 million.

Cost of revenues

	For the Years Ended
	December 31,
	2023	2022	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	(564,741)	(948)	563,793	59,471.8
Cost of services	(12,086)	(6,302)	5,784	91.8
Total	(576,827)	(7,250)	569,577	7,856.2

Our cost of revenues increased by US$569.6 million from US$7.3 million for the year ended December 31, 2022 to US$576.8 million for the year ended December 31, 2023. The increase in cost of revenues was primarily due to the increased revenues in vehicle sales. The increase was attributable to the increase in cost of sales from vehicle products of US$553.0 million, auto parts and peripheral products of US$10.8 million, and automotive design and development services provided to OEM customers of US$5.8 million.

Gross profit and gross margin

	For the Years Ended
	December 31,
	2023	2022	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Gross profit	102,181	2,307	99,874	42.3
Gross margin (%)	15.0	24.1	—	—

As a result of the foregoing, our gross profits increased from US$2.3 million for the year ended December 31, 2022 to US$102.2 million for the year ended December 31, 2023 and our gross margin decreased from 24.1% for the year ended December 31, 2022 to 15.0% for the year ended December 31, 2023. The increased gross profit was primarily due to the ramp up of sales volume of BEV lifestyle models and the distribution of Lotus-brand sports cars. The decreased gross margin was primarily due to the ramp up of sales of vehicles with lower gross margins than those of the services provided by us.

Operating expenses

	For the Years Ended
	December 31,
	2023	2022	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Operating expenses
Research and development expenses	(368,729)	(445,844)	(77,115)	(17.3)
Selling and marketing expenses	(328,935)	(151,331)	177,604	117.4
General and administrative expenses	(144,533)	(148,369)	(3,836)	(2.6)
Government grants	4,077	55,824	(51,747)	(92.7)
Total	(838,120)	(689,720)	148,400	21.5

Research and development expenses.  Our research and development expenses decreased by US$77.1 million from US$445.8 million for the year ended December 31, 2022 to US$368.7 million for the year ended December 31, 2023 primarily due to phase down of R&D activities for the Eletre and Emeya models.

Selling and marketing expenses.  Our selling and marketing expenses increased by US$177.6 million from US$151.3 million for the year ended December 31, 2022 to US$328.9 million for the year ended December 31, 2023, primarily due to (i) the increase in labor costs and other expenses accompanying the expansion of our global sales in 2023 of US$94.7 million, (ii) the increase in marketing and advertising expenses of US$60.7 million; and (iii) the increase in depreciation of US$22.2 million.

General and administrative expenses.  Our general and administrative expenses decreased by US$3.8 million from US$148.4 million for the year ended December 31, 2022 to US$144.5 million for the year ended December 31, 2023, primarily due to the impact of share-based compensation expense of US$10.6 million in 2022, partially offset by the increase in depreciation and amortization expenses of US$7.0 million.

Government grants.  Our government grants income decreased by US$51.7 million from US$55.8 million for the year ended December 31, 2022 to US$4.1 million for the year ended December 31, 2023, primarily due to the decrease in amortization of deferred income relating to government grants of US$55.0 million received in 2018. During the years ended December 31, 2023 and 2022, we received government grants of US$4.1 million and US$0.9 million with no future related costs required.

Operating loss

As a result of the foregoing, we had a loss from operations of US$735.9 million for the year ended December 31, 2023, in comparison with a loss from operations of US$687.4 million for the year ended December 31, 2022.

Interest expenses

Our interest expenses increased by US$1.7 million from US$8.5 million for the year ended December 31, 2022 to US$10.2 million for the year ended December 31, 2023, primarily due to the increase in bank loan borrowings in 2023.

Interest income

Our interest income decreased by US$3.0 million from US$12.2 million for the year ended December 31, 2022 to US$9.2 million for the year ended December 31, 2023, primarily due to the decrease in interest income arising from bank deposits.

Investment loss

We recorded investment loss of US$1.2 million for the year ended December 31, 2023, compared to an investment loss of US$3.2 million for the year ended December 31, 2022. The loss during the year ended December 31, 2023 was primarily due to the net-off effect of investment income from disposal of a subsidiary of US$3.8 million and loss on investment in equity securities of US$5.0 million. The loss during the year ended December 31, 2022 was primarily due to the loss on fair value change of the foreign exchange forwards of US$2.7 million that were used to manage market risk associated with exposure to fluctuations in foreign currency rates and the loss on investment in equity securities of US$1.5 million, which were partially offset by the investment income of US$1.0 million from structured deposits.

Share of results of equity method investments

We recorded losses in share of results of equity method investments of US$1.0 million for the year ended December 31, 2023 due to the share of loss from our equity method investments.

Foreign currency exchange gains (losses), net

We recorded net foreign currency exchange gains of US$0.04 million for the year ended December 31, 2023, compared to losses of US$11.5 million for the year ended December 31, 2022. The net change in foreign currency exchange losses was primarily attributable to fluctuations in exchange rates between U.S. dollar and RMB, as well as GBP and RMB.

Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk

We recorded losses in changes in fair value of US$7.5 million for the year ended December 31, 2023, primarily due to the recognition of losses from changes in fair value of mandatorily redeemable noncontrolling interest of US$0.1 million, exchangeable notes of US$4.4 million and convertible notes of US$3.0 million.

Changes in fair values of put option liabilities

We recorded loss in changes in fair values of put option liabilities of US$2.5 million for the year ended December 31, 2023.

Loss before income taxes

As a result of the foregoing, our loss before income taxes for the year ended December 31, 2023 was US$749.1 million, increased by US$24.9 million from US$724.3 million for the year ended December 31, 2022.

Income tax expense

Some of our subsidiaries are subject to income tax for their taxable income in 2023. The effective income tax rate for the years ended December 31, 2023 and 2022 was negative 0.15% and negative 0.04%, respectively. The effective income tax rate for the years ended December 31, 2023 and 2022 differs from the applicable statutory income tax rate, primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.

Net loss

As a result of the foregoing, our net loss increased by US$25.7 million from US$724.6 million for the year ended December 31, 2022 to US$750.3 million for the year ended December 31, 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

	For the Years Ended
	December 31,
	2022	2021	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Sales of goods	1,186	369	817	221.4
Vehicles	828	369	459	124.4
Others	358	—	358	—
Service revenues	8,371	3,318	5,053	152.3
Total Revenues	9,557	3,687	5,870	159.2

Our total revenues increased by US$5.9 million from US$3.7 million for the year ended December 31, 2021 to US$9.6 million for the year ended December 31, 2022, primarily due to sales from the distribution of historical Lotus-brand sports cars, auto parts, and peripheral products, automotive design and development services provided to Geely Holding.

Sales of goods.  Our sales of goods revenue increased by US$0.8 million from US$0.4 million for the year ended December 31, 2021 to US$1.2 million for the year ended December 31, 2022, primarily due to the increase in sales from the distribution of historical Lotus-brand sports cars of US$0.4 million, and auto parts and peripheral products of US$0.4 million.

Service revenues.  Our service revenue increased by US$5.1 million from US$3.3 million for the year ended December 31, 2021 to US$8.4 million for the year ended December 31, 2022, primarily due to increase in automotive design and development services provided to Geely Holding.

Cost of revenues

	For the Years Ended
	December 31,
	2022	2021	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	(948)	(331)	617	186.4
Cost of services	(6,302)	(2,799)	3,503	125.2
Total	(7,250)	(3,130)	4,120	131.6

Our cost of revenues increased by US$4.1 million from US$3.1 million for the year ended December 31, 2021 to US$7.3 million for the year ended December 31, 2022. The increase in cost of revenues was primarily due to the increased revenues. The increase was primarily attributable to the increase in cost of sales from the distribution of historical Lotus-brand sports cars of US$0.4 million, auto parts and peripheral products of US$0.2 million, and automotive design and development services provided to Geely Holding of US$3.3 million.

Gross profit and gross margin

	For the Years Ended
	December 31,
	2022	2021	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Gross profit	2,307	557	1,750	314.2
Gross margin (%)	24.1	15.1	—	—

As a result of the foregoing, our gross profits increased from US$0.6 million for the year ended December 31, 2021 to US$2.3 million for the year ended December 31, 2022 and our gross margins increased from 15.1% for the year ended December 31, 2021 to 24.1% for the year ended December 31, 2022. The increased gross profit and gross margin was primarily due to the increased design services revenue with higher gross profit margin.

Operating expenses

	For the Years Ended
	December 31,
	2022	2021	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Operating expenses
Research and development expenses	(445,844)	(511,364)	(65,520)	(12.8)
Selling and marketing expenses	(151,331)	(38,066)	113,265	297.5
General and administrative expenses	(148,369)	(54,763)	93,606	170.9
Government grants	55,824	490,694	(434,870)	(88.6)
Total	(689,720)	(113,499)	576,221	507.7

Research and development expenses.  Our research and development expenses decreased by US$65.5 million from US$511.4 million for the year ended December 31, 2021 to US$445.8 million for the year ended December 31, 2022 primarily due to the fact that we incurred R&D expenses relating to the Geely License of US$288.9 million during the year ended December 31, 2021, and no such expenses were incurred during the year ended December 31, 2022. The impact was partially offset by the increase of outsourced R&D service costs of US$143.7 million, R&D materials of US$39.3 million, R&D labor costs of US$21.1 million and IT service fees of US$8.0 million.

Selling and marketing expenses.  Our selling and marketing expenses increased by US$113.3 million from US$38.1 million for the year ended December 31, 2021 to US$151.3 million for the year ended December 31, 2022, primarily due to increase in sales personnel and therefore the associated labor costs of US$16.9 million, increase in depreciation related to show cars and leased sales stores of US$12.3 million and increase in advertising costs of US$69.2 million related to the introduction of new vehicle models, such as Eletre.

General and administrative expenses.  Our general and administrative expenses increased by US$93.6 million from US$54.8 million for the year ended December 31, 2021 to US$148.4 million for the year ended December 31, 2022, primarily due to our enhanced business operation functionalities and their associated increase in labor costs of US$45.1 million, depreciation related to leased offices of US$10.2 million, increased IT service costs of US$7.4 million, outsourced labor service cost of US$8.4 million and professional services fees of US$4.5 million, which is in line with our business growth. In addition, we incurred share-based compensation of US$10.6 million for the year ended December 31, 2022.

Government grants.  Our government grants income decreased by US$434.9 million from US$490.7 million for the year ended December 31, 2021 to US$55.8 million for the year ended December 31, 2022, primarily due to the decreased amortization of deferred income relating to government grants of US$435.5 million, partially offset by the increase in government grants of US$0.6 million with no future related costs required. With respect to the decreased amortization of deferred income relating to government grants, in 2018, we received a specific subsidy of US$755.6 million relating to the our future incurred R&D expenditures. During the years ended December 31, 2022 and 2021, we recognized government grants of US$55.0 million and US$490.5 million, respectively, for the R&D expenses incurred under this subsidy.

Operating loss

As a result of the foregoing, we had a loss from operations of US$687.4 million for the year ended December 31, 2022, in comparison with a loss from operations of US$112.9 million for the year ended December 31, 2021.

Interest expenses

Our interest expenses increased by US$4.9 million from US$3.6 million for the year ended December 31, 2021 to US$8.5 million for the year ended December 31, 2022, primarily due to the increase of the fair value of the guarantees and additional features provided by Founders Onshore Vehicle for the exchangeable notes of US$4.7 million, which was treated as debt issuance cost and charged to the interest expenses.

Interest income

Our interest income increased by US$6.0 million from US$6.2 million for the year ended December 31, 2021 to US$12.2 million for the year ended December 31, 2022, all due to increase in interest income arising from bank deposits.

Investment income (loss), net

We recorded investment income of US$2.2 million for the year ended December 31, 2021, compared to investment loss of US$3.2 million for the year ended December 31, 2022. The loss during the year ended December 31, 2022 was primarily due to the loss on fair value change of the foreign exchange forwards of US$2.7 million that were used to manage market risk associated with exposure to fluctuations in foreign currency rates and the loss on investment in ECARX Holdings Inc. of US$1.5 million, which were partially offset by the investment income of US$1.0 million from structured deposits. During the year ended December 31, 2021, we incurred the gain on fair value change of the foreign exchange forwards of US$2.2 million that were used to manage market risk associated with exposure to fluctuations in foreign currency rates.

Share of results of equity method investments

We recorded losses in share of results of equity method investments of US$2.8 million for the year ended December 31, 2022, primarily due to losses of three associate companies we newly invested in 2022, calculated using the equity method.

Foreign currency exchange gains (losses), net

We recorded foreign currency exchange gains of US$0.8 million for the year ended December 31, 2021, compared to losses of US$11.5 million for the year ended December 31, 2022. The net change in foreign currency exchange losses was primarily attributable to fluctuations in exchange rates between U.S. dollar and RMB.

Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk

We recorded losses in changes in fair value of US$23.0 million for the year ended December 31, 2022, primarily due to the recognition of losses from changes in fair value of mandatorily redeemable noncontrolling interest of US$5.6 million, exchangeable notes of US$13.2 million and convertible notes of US$4.3 million.

Loss before income taxes

Primarily as a result of the foregoing, our loss before income taxes for the year ended December 31, 2022 was US$724.3 million, increased by US$615.6 million from US$108.7  million for the year ended December 31, 2021.

Income tax expenses

The effective income tax rate for the years ended December 31, 2022 and 2021 was negative 0.04% and negative 1.71%, respectively. The effective income tax rate for the years ended December 31, 2022 and 2021 differs from the PRC statutory income tax rate of 25%, primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.

Net loss

As a result of the foregoing, our net loss increased by US$614.1 million from US$110.5 million for the year ended December 31, 2021 to US$724.6 million for the year ended December 31, 2022.

B.Liquidity and Capital Resources

Cash flows and working capital

The following table sets forth a summary of our cash flows for the years indicated.

	For the Years Ended December 31,
	2023	2022	2021
	US$	US$	US$

	(in thousands)
Summary Consolidated and Combined Cash Flow Data
Net cash used in operating activities	(386,932)	(351,419)	(126,505)
Net cash (used in) provided by investing activities	(197,985)	(149,414)	244,476
Net cash provided by financing activities	284,708	758,131	364,853
Effect of exchange rate changes on cash and restricted cash	(12,189)	(49,217)	2,943
Net (decrease) increase in cash and restricted cash	(312,398)	208,081	485,767
Cash and restricted cash at the beginning of the year	739,533	531,452	45,685
Cash and restricted cash at the end of the year	427,135	739,533	531,452

To date, we have financed our operating and investing activities primarily through cash generated by bank loans and equity financing activities and capital contributions from our shareholders, including through the issuance of redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings. We had cash and restricted cash of US$427.1 million, US$739.5 million and US$531.5 million as of December 31, 2023, 2022 and 2021, respectively. Cash and restricted cash from continuing operations comprise cash at bank and on hand and deposits made to banks to secure bank acceptance notes, a letter of guarantee, and deposits made to landlords for certain long-term leases.

In connection with the Business Combination, holders of 20,518,519 LCAA Public Shares exercised their right to redeem their shares for cash at a redemption price of US$10.86 per share, for an aggregate redemption amount of US$222.8 million, representing approximately 94.2 % of the total LCAA Class A Ordinary Shares then outstanding. We raised gross cash proceeds of approximately US$895.7 million in connection with the Business Combination, including US$858.5 million from PIPE investors.

We will require additional liquidity to continue our operations over the next 12 months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to obtaining additional loans from banks or related parties and renewal of existing loans when they are due and improving operational efficiency to grow revenues and control expenses. We may also seek additional equity or debt financing in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have not been profitable and had negative net cash flows from operations. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern ” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business plans require a significant amount of capital. In addition, our future capital needs may require us to obtain additional equity or debt financing that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.”

In November 2023, we entered into a share subscription agreement with Meritz, pursuant to which we issued 50,000,000 Ordinary Shares to Meritz at an aggregate subscription price equal to $500,000,000. We deposited into a restricted securities account consisting of (i) certain U.S. treasury bonds with an aggregate outstanding principal amount of $325,000,000 and (ii) certain U.S. treasury bonds and/or U.S. treasury bills with a par amount of US$189,612,700. Meritz was granted a put option to sell all or part of its subscribed ordinary shares to us at a price that reflects a 12.5% internal rate of return upon the occurrence of certain triggering events. We were granted call options to purchase up to an agreed number of Meritz’s subscribed ordinary shares from Meritz at a per share price that is not lower than $14.00, subject to satisfaction of certain conditions.

In April 2023, we entered into a convertible note purchase agreement with Momenta Global Limited, pursuant to which we agreed to issue to Momenta Global Limited a convertible note denominated in the U.S. dollars in the principal amount of the U.S. dollar equivalent of RMB 80,000,000 due to mature on May 30, 2024. This note was issued in May 2023 following our acquisition of Momenta’s 40% equity interest in Ningbo Robotics. On November 11, 2023, LTC exercised the voluntary redemption right under the note purchase agreement to redeem 50% of the principal amount of the convertible note. LTC subsequently issued to Momenta Global Limited a new convertible note in the principal amount of US$5,648,281.51 upon surrender of the original convertible note. On February 22, 2024, this note was automatically converted into 577,456 Ordinary Shares.

During and subsequent to March 2023, we entered into convertible note purchase agreements with certain investors, pursuant to which we issued unsecured convertible notes in an aggregate principal amount of US$23.5 million, each with the maturity date being the date that is one year following the issue date, which can be extended by the respective investor for an additional six months. On February 22, 2024, these convertible notes were automatically converted into a total of 2,433,912 Ordinary Shares.

In January 2023, we issued put options to each of Geely HK and Etika at nil consideration. Pursuant to the put option agreements, each of Geely HK and Etika will have an option to require us to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, between April 1, 2025 and June 30, 2025, at a pre-agreed price. The exercise price will be settled with Ordinary Shares.

In November 2022, the former VIE’s subsidiary, Hangzhou Lightning Speed Technology Co., Ltd., or Lightning Speed, entered into an exchangeable note agreement with an investor. Pursuant to the agreement, Lightning Speed is entitled to issue exchangeable notes to obtain financing from the investor. Each tranche of the exchangeable notes is scheduled to mature on the five-year anniversary date of issuance. With the consent of the investor, each tranche of the exchangeable notes is eligible for two extensions and each extension shall not exceed one year. Subject to further agreement by both parties, the investor is entitled to convert the whole or any portion of the outstanding principal amount of the exchangeable notes into the shares of Lightning Speed at the conversion date. In December 2022, Lightning Speed issued the first tranche of exchangeable notes with the principal amount of RMB500,000,000 to the investor.

In June 2022, our subsidiary, Ningbo Robotics, issued a seven-year convertible note to an investor, who is entitled to receive annual interest on June 30 every year until the expiration of the convertible note. This note is convertible into the equity interest of Ningbo Robotics.

In November 2021, we entered into one-year convertible notes with an investor, which was converted into redeemable convertible preferred shares in February 2022.

In September 2021, our WFOE entered into an exchangeable note agreement with an investor. Pursuant to the agreement, our WFOE is entitled to issue, from time to time, exchangeable notes to obtain financing from the investor. Each tranche of exchangeable notes is scheduled to mature on the one-year anniversary date of issuance. Also, upon the notification in writing by us, the investor is entitled to convert the whole or any portion of the outstanding principal amount of the exchangeable notes into the shares of the subsequent round of equity financing at the post-money equity valuation based on a fixed monetary amount. In April 2023, we entered into a subscription agreement with the investor, pursuant to which the investor has committed to subscribe for and purchase Ordinary Shares, which will be settled by the then outstanding principal amount of the exchangeable notes, subject to the satisfaction or waiver of certain customary closing conditions of the respective parties. In connection with the Business Combination, 36,597,038 ordinary shares were issued to WFOE Exchangeable Notes Holder following the settlement of the outstanding principal amount of the WFOE Exchangeable Notes to WFOE Exchangeable Notes Holder.

Part of our revenues have been, and are expected to continue to be, denominated in RMB. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

For the year ended December 31, 2023, net cash used in operating activities was US$386.9 million. The difference between our net cash used in operating activities and our net loss of US$750.3 million for the same period from continuing operations was attributable to certain non-cash items, primarily consisting of depreciation of US$55.0 million, and certain changes in working capital accounts, primarily consisting of (i) increase in accounts payable due to related parties of US$335.3 million primarily attributable to the increase in purchase of BEV lifestyle models and Lotus-brand sports cars, (ii) increase in inventories of US$235.1 million primarily attributable to the increase of vehicles available for sale and time required for international shipment and clearance for vehicles to be sold globally, (iii) increase in accrued expenses and other current liabilities due to third parties of US$124.1 million primarily attributable to the increased salary payables and refundable deposits from customers, (iv) increase in accrued expenses and other current liabilities due to related parties of US$89.9 million primarily attributable to the acquisition of the distribution right and the increase of outsourced R&D services, (v) increase in other non-current liabilities due to third parties of US$81.7 million primarily attributable to the conditional and refundable government grants received, and (vi) increase in accounts receivable due from third parties of US$75.3 million primarily attributable to the increase of sales of BEV lifestyle models and Lotus-brand sports cars to third-party distributors.

For the year ended December 31, 2022, net cash used in operating activities was US$351.4 million. The difference between our net cash used in operating activities and our net loss of US$724.6 million for the same year from continuing operations was attributable to certain non-cash items, primarily consisting of amortization of deferred income relating to government grants of US$55.0 million, and certain changes in certain working capital accounts that increase operating cash flows, primarily consisting of (i) decrease in prepayments and other current assets due from related parties of US$405.2 million primarily attributable to the refund of US$427.2 million from Zhejiang Liankong Technologies Co., Ltd, a subsidiary of Geely Holding, relating to the Geely License, (ii) decrease in accrued expenses and other current liabilities due to related parties of US$201.1 million primarily attributable to the settlement of payroll and consumable materials for R&D expenditures incurred in the Lotus BEV business unit of Ningbo Geely R&D and R&D support service fee due to Ningbo Geely R&D, and (iii) increase in accrued expenses and other current liabilities due to third parties of US$145.9 million primarily attributable to the increased accrued payroll and payable for other operating expenditures in line with the expansion of our business.

For the year ended December 31, 2021, net cash used in operating activities was US$126.5 million. The difference between our net cash used in operating activities and our net loss of US$110.5 million for the same year from continuing operations was attributable to certain non-cash items, primarily consisting of amortization of deferred income relating to government grants of US$490.5 million, and certain changes in working capital accounts that increase operating cash flows, primarily consisting of (i) increase in accrued expenses and other current liabilities due to related parties of US$401.3 million primarily attributable to the increase in the payroll and consumable materials for R&D expenditures incurred in the Lotus BEV business unit of Ningbo Geely R&D and R&D support service fee due to Ningbo Geely R&D, (ii) increase in accrued expenses and other current liabilities due to third parties of US$84.7 million due to the increased accrued payroll and payable for other operating expenditures, (iii) decrease in prepayments and other current assets due from related parties of US$83.2 million primarily attributable to the refund of R&D service fees from Ningbo Geely R&D, and (iv) decrease in operating lease liabilities of US$55.4 million primarily attributable to prepaid land use rights.

Investing activities

For the year ended December 31, 2023, net cash used in investing activities was US$198.0 million, which was mainly attributable to (i) payments for purchases of property, equipment and software and intangible assets of US$213.7 million, (ii) payments for purchases of short-term investments of US$38.3 million, (iii) proceeds from sales of short-term investments of US$37.4 million, and (iv) receipts of government grants related to assets of US$16.3 million.

For the year ended December 31, 2022, net cash used in investing activities was US$149.4 million, which was mainly attributable to (i) payments for purchases of short-term investments of US$300.7 million, (ii) proceeds from sales of short-term investments of US$289.6 million, and (iii) payments for purchases of property, equipment and software and intangible assets of US$133.3 million.

Operating activities

For the year ended December 31, 2021, net cash provided by investing activities was US$244.5 million, which was mainly attributable to (i) receipt of government grant related to assets of US$279.1 million, and (ii) payments for purchases of property, equipment and software and intangible assets of US$34.6 million.

Financing activities

For the year ended December 31, 2023, net cash provided by financing activities was US$284.7 million, which was mainly attributable to (i) proceeds from issuance of exchangeable notes of US$27.9 million, (ii) proceeds from settlement of receivable from shareholders of US$26.1 million, (iii) proceeds from issuance of convertible notes of US$25.3 million, (iv) repayment of mandatorily redeemable noncontrolling interest of US$11.6 million,  (v) receipts of refundable deposits in connection with the PIPE investments of US$10.0 million; and (vi) net proceeds from bank loans of US$208.3 million.

For the year ended December 31, 2022, net cash provided by financing activities was US$758.1 million, which primarily attributable to (i) proceeds from issuance of exchangeable notes of US$379.0 million, (ii) proceeds from issuance of Series A Preferred Shares of US$187.7 million, (iii) proceeds from issuance of Series Pre-A Preferred Shares of US$129.7 million, (iv) proceeds from issuance of ordinary shares of US$76.1 million, (v) proceeds from issuance of convertible notes of US$75.0 million, (vi) repayment of exchangeable notes for issuance of Series A Preferred Shares of US$57.4 million, and (vii) consideration payment in connection with reorganization of US$50.8 million.

For the year ended December 31, 2021, net cash provided by financing activities was US$364.9 million, which primarily attributable to (i) proceeds from issuance of ordinary shares of US$197.9 million, (ii) proceeds from issuance of exchangeable notes of US$125.0 million, (iii) proceeds from issuance of convertible notes of US$23.4 million, and (iv) capital contribution from shareholders of US$15.7 million.

Material cash requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, purchase commitment and operating lease obligation.

Our capital expenditures are primarily incurred for purchase of property, equipment and software and intangible assets. Our total capital expenditures were US$213.7 million, US$133.3 million and US$34.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. We will continue to make capital expenditures to meet the needs of our business operations. As of December 31, 2023, our capital expenditure commitment was US$59.6 million.

Our purchase commitment primarily consists of future minimum purchase commitment related to the purchase of BEV lifestyle models, Lotus-brand sports cars and research and development services and other operating expenses. As of December 31, 2023, our purchase commitment was US$182.0 million.

Our operating lease obligation primarily consists of non-cancellable operating lease agreements for certain offices, warehouses, retail and service locations, equipment and vehicles worldwide. As of December 31, 2023, our operating lease obligation was US$152.6 million.

As of December 31, 2023, the outstanding balance of convertible notes payable was US$101.9 million.

As of December 31, 2023, the outstanding balance of exchangeable notes payable was US$454.3 million.

As of December 31, 2023, the outstanding balance of our put option liabilities was US$11.9 million.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

The following table sets forth our contractual obligations as of December 31, 2023.

		Payment Due by Period
		Within One	More Than
	Total	Year	One Year

	(US$ in thousands)
Capital expenditure commitment	59,568	59,304	264
Purchase commitment	182,001	179,490	2,511
Operating lease obligation	152,577	23,981	128,596
Convertible notes	101,912	20,277	81,635
Exchangeable notes	454,316	378,638	75,678
Put option liabilities	11,884	—	11,884
Total	962,258	661,690	300,568

Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

Off-balance Sheets Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated and combined financial statements except for certain call options that Meritz granted us in November 2023 in connection with the Meritz Investment. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Holding Company Structure

Lotus Technology Inc. is a holding company with no material operations of its own. We conduct our operations through our subsidiaries in China, the U.K., Germany, and Netherlands currently. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and to service any debt we may incur may depend upon dividends paid by our mainland China subsidiaries.

If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the laws of mainland China, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

For the years ended December 31, 2023, 2022 and 2021, Lotus Technology Inc. provided loans with principal amount of US$231.6 million, US$5.9 million and nil to its subsidiaries, and made capital contribution of US$302.3 million, US$94.7 million and nil to its subsidiaries.

For the years ended December 31, 2023, 2022 and 2021, the WFOE provided loans with principal amount of US$316.7 million, US$49.6 million and nil to its subsidiaries, and made capital contribution of US$22.3 million, US$137.2 million and US$108.9 million to its subsidiaries. For the years ended December 31, 2023, 2022 and 2021, the WFOE repaid loans borrowed from the other subsidiaries in the amounts of US$71.8 million, nil and nil, respectively.

For the years ended December 31, 2023, 2022 and 2021, the WFOE paid advances of nil, nil and US$11.1 million to the former VIE. For the years ended December 31, 2023, 2022 and 2021, the WFOE collected advances of nil, US$10.6 million and nil, from the former VIE.

For the years ended December 31, 2023, 2022 and 2021, US$1.7 million, US$3.3 million and nil of service fees were paid by the former VIE and its subsidiaries to the subsidiaries of Lotus Technology Inc.

For the years ended December 31, 2023, 2022 and 2021, the other subsidiaries provided loans with principal amount of US$180.5 million, nil and nil to the WFOE, repaid loans of US$186.1 million, nil and nil to Lotus Technology Inc., repaid loans of US$150.9 million, nil and nil to the WFOE, and made capital contribution of US$89.4 million, nil and nil to the WFOE.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated and combined financial statements included elsewhere in this annual report.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this annual report.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2024 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

An accounting estimate is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated and combined financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Impairment of trademark licenses with indefinite useful lives

Trademark licenses with indefinite useful lives is tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. We first perform a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived trademark licenses. If after performing the qualitative assessment, we determine that it is more likely than not that the indefinite-lived trademark licenses are impaired, we calculate the fair value of the trademark licenses and perform a quantitative impairment test by comparing the fair value of the trademark licenses with the carrying amount. If the carrying amount of the indefinite-lived trademark licenses exceeds the fair value, we recognize an impairment loss in an amount equal to that excess.

We determined the estimated fair value of the trademark licenses based upon the relief from royalty method. Under this method, a royalty rate based on observed market royalties is applied to projected revenue supporting the trademark licenses and discounted to present value, using forecasted revenue growth rate projections and a discount rate, respectively, that required significant judgment by management.

Fair value of share-based compensation awards

We account for the compensation cost from share-based payment transactions with employees and non-employee service providers based on the grant-date fair value of the awards. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility, actual and projected share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

The fair value of the awards granted is estimated on the date of grant using the binomial option pricing model. Under the binomial option pricing model, we made a number of assumptions regarding the fair value of the share-based compensation awards, including:

●	Risk-free interest rate, which was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the awards in effect at the valuation date.
●	Expected volatility, which was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the awards.
●	Expected dividend yield, which is zero as we do not anticipate any dividend payments in the foreseeable future.
●	Exercise multiple, which was estimated as the average ratio of the stock price to the exercise price of when employees or non-employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employees or non-employees exercise history, it was estimated by referencing to a widely-accepted academic research publication.
●	Expected terms, which is the contract life of the awards.
●	Fair value of underlying ordinary share. We determined the fair value of equity by using the income approach, which requires the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a present value, and then allocated the equity value to the ordinary shares.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of seven directors.

Directors and Executive Officers	Age	Position/Title
Daniel Donghui Li	53	Chairman of the Board of Directors
Qingfeng Feng	51	Director and Chief Executive Officer
Alexious Kuen Long Lee	48	Director and Chief Financial Officer
Ooi Teik Huat	64	Director
Ning Yu	53	Director
Ada Yunfeng Yan	54	Independent Director
Anish Melwani	45	Independent Director

Daniel Donghui Li has served as chairman of our board of directors since November 2021. Mr. Li joined Geely Holding Group in April 2011 as Vice President and Chief Financial Officer. Since November 2011, he has served as a Director on the Board of Geely Holding Group. In April 2012, he was appointed as a Director on the Board of Volvo Cars (VOLCAR B). From May 2011 to April 2014, he served as Executive Director of Geely Automobile Holdings Co., Ltd. (HK.0175). From June 2016 to November 2020, he served as Executive Vice President and Chief Financial Officer of Geely Holding Group. In July 2016, he was appointed the position of Executive Director and Vice Chairman of Geely Automobile Holdings Co., Ltd. (HK.0175). In November 2020, he was appointed CEO of Geely Holding Group. In June 2022, he was appointed as a member on the board of Polestar Automotive Holding UK PLC (Nasdaq: PSNY). Mr. Li obtained an MBA degree from the Indiana University Kelley School of Business in 2010. He graduated from the Beijing Institute of Machinery in 1997 with a master’s degree in management engineering (with a focus on financial management). He also obtained a bachelor’s degree in philosophy from China Renmin University in 1991.

Qingfeng Feng has served as our director and chief executive officer since our inception. Since joining Geely Holding Group in 1999, he has worked in sales, manufacturing, supply chain and quality management and R&D, among other areas, holding multiple key positions in Geely Holding, including General Manager of Group Sales Company and Deputy General Manager of Geely Ningbo Company. In 2012, he was appointed as a vice president of Geely Holding Group and a member of the management board. In 2013, he became the Chief Technical Officer of Geely Holding Group, where he was responsible for establishment and management of R&D systems and product strategic planning, and was in charge of Geely’s Market Strategy Centre, Technology Management Department, Geely Automobile Research Institute, and Geely Components and Parts Development Centre. In 2018, he was appointed as the Chief Executive Officer of Lotus Group. Qingfeng Feng graduated from East China University of Science and Technology in 1997 with a bachelor’s degree in Chemical Engineering. He completed an EMBA program at Tsinghua University in 2006.

Alexious Kuen Long Lee has served as our chief financial officer since our inception and our director since November, 2021. Previously, he was appointed as the Head of Strategic Marketing at FIAT Industrial China Investment Co. in 2004. He joined CLSA in 2011, and served as the Managing Director and Head of China Capital Access at CITIC-CLSA from 2017, directly responsible for the leadership role of bridging onshore and offshore resources (capital, cross-border investment), through the CLSA gateway. Since 2019, Mr. Lee was the Managing Director and Head of China Strategy at Jefferies.

Ooi Teik Huat has served as our director since January 2023. Mr. Ooi has served as the director of Meridian Solutions Sdn Bhd since August 1996. From August 1993 to August 1996, he was the head of corporate finance at Pengkalen Securities Sdn Bhd. Prior to that, Mr. Ooi was manager of corporate advisory department at Malaysian International Merchant Bankers Berhad from June 1989 to August 1993, and an audit supervisor at Othman Hew & Co Chartered Accountants from September 1984 to June 1989. Mr. Ooi has been serving at three public listed companies, DRB-Hicom Berhad (since 2008), Malakoff Corporation Berhad (since 2012), and Gas Malaysia Berhad (since 2013). Mr. Ooi graduated from Monash University, Australia with a Bachelor of Economics. He is a member of CPA Australia and Malaysian Institute of Accountants.

Ning Yu has served as our director since July 2022. Mr. Yu has 30 years of working experience in the automotive industry. Mr. Yu currently serves as the managing partner of Zhongqing Capital. Prior to that, Mr. Yu served as the Managing Partner of NIO Capital for five years. Before joining NIO Capital, Mr. Yu had worked at Geely Holding Group as Vice President for five years responsible for Geely’s international business. Prior to Geely, Mr. Yu was the CEO of Fiat Powertrain Technologies in Asia Pacific, a division of the Fiat Group. Prior to that, he held management positions at General Dynamics and Daimler Chrysler in U.S. and was an engineer at Ministry of Machinery of China. Mr. Yu holds a Ph.D in Automotive Engineering from China Agricultural University and a Master Degree in Industrial Engineering from University of Windsor in Canada.

Ada Yunfeng Yan has served as our independent director since February 2024. Ms. Yan started her career at Exxon (as it was then known) in 1994, where she spent thirteen years working in Exxon and ExxonMobil’s affiliate companies in Beijing, Houston, Hong Kong and Shanghai. From 2007 to 2012, Ms. Yan served as the general manager at Delphi Wanyuan Engine Management Systems Co., Ltd. and the CFO of Delphi’s joint venture and R&D companies in Beijing. Ms. Yan joined Shell in 2012, serving as cluster finance manager at Shell China/HK Lubricant Sales and Marketing business, regional finance manager at Shell Lubricant Supply Chain Asia Pacific and Middle East, and the CFO of Tongyi Lubricant Oil Company (a Shell joint venture). Ms. Yan started her sole proprietary business in 2018, providing financial consulting services for manufacturing companies based in California. Ms. Yan has been a member of ACCA since 1999, the Hong Kong Institute of Certified Public Accountant since 2002, and FCCA since 2004. Ms. Yan graduated from China Institute of Finance (currently School of Banking and Finance of University of International Business and Economics) with a bachelor’s degree in international finance in 1992. She received her MBA from the State University of New Jersey, Rutgers in 2001.

Anish Melwani has served as our independent director since February 2024. Mr. Melwani is an independent director of LCAA and the Chairman and Chief Executive Officer of LVMH for North America. In this role, he oversees and coordinates the activities of the LVMH Group across more than 75 Maisons. Mr. Melwani is a member of the board of directors for Fresh Cosmetics, Inc., Marc Jacobs Holdings LLC, Colgin Cellars LLC, Starboard Cruise Services, Inc., and Tiffany & Co. Prior to joining LVMH in 2015, Mr. Melwani was a Senior Partner in the New York office of McKinsey and Company where he co-led the Global Strategy & Corporate Finance practice and supported clients across industries. At McKinsey since 1999, Mr. Melwani counseled senior executives of leading global companies on issues related to corporate strategy, M&A, alliances, portfolio management and organization. Mr. Melwani worked in McKinsey’s Singapore and Hong Kong offices and was then relocated to the New York office, where he advised leaders of public sector institutions in New York City. Mr. Melwani is a member of the Council on Foreign Relations, the Board of the United Way of New York City where he serves on the Marketing Committee, and the National Retail Federation’s Board of Directors. Mr. Melwani holds a B.A. in Economics from Harvard University.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid RMB16.0 million in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.

Employment Agreements and Indemnification Agreements

Each of the executive officers is party to an employment agreement with the WFOE. Under these agreements, the employment of each of executive officers is for a specified time period, and may be terminated for cause, at any time and without advance notice or compensation, for certain acts of the executive officer, such as violation of company policies, conviction of crime, continued failure to satisfactorily perform agreed duties, or misconduct or dishonest act to our detriment. The employment may also be terminated without cause upon 30-day advance written notice. The executive officer may resign at any time with 30-day advance written notice.

Each executive officer of us has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any confidential information of us or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice during the executive officer’s employment with us and to assign all right, title, and interest in them to us, and assist us in obtaining and enforcing patents, copyrights, and other legal rights for these inventions, designs, and trade secrets. In addition, each executive officer of us has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify the directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of us.

Share Incentive Plan

The 2022 Share Incentive Plan

In September 2022, our shareholders approved and adopted the 2022 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2022 Share Incentive Plan is 51,550,661 (after giving effect to the recapitalization upon the business combination with LCAA). As of December 31, 2023, a total of awards to purchase 10,073,233 ordinary shares have been granted under the 2022 Share Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the grant dates and after giving effect to the recapitalization upon the business combination with LCAA.

The following paragraphs summarize the principal terms of the 2022 Share Incentive Plan.

Type of Awards.  The 2022 Share Incentive Plan permits the awards of options.

Plan Administration.  Mr. Qingfeng Feng will administer the 2022 Share Incentive Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement.  Awards granted under the 2022 Share Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.  We may grant awards to employees, directors and consultants.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of Options.  The plan administrator determines the exercise price for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions.  Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2022 Share Incentive Plan or the award agreement or otherwise determined by the plan administrator.

Termination and Amendment of the Plan.  Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years from the date of its effectiveness. Our board of directors has the authority to terminate, amend, suspend or modify the 2022 Share Incentive Plan, provided that certain amendments to the plan require the approval of our shareholders. However, unless otherwise determined by the plan administrator in good faith, no such action may adversely affect in any material way any award previously issued pursuant to the 2022 Share Incentive Plan.

Awards Granted

As of the date of this annual report, we have not granted options to our directors or executive officers.

C.Board Practices

Board of Directors

Our board of directors consists of seven directors as of the date of this annual report. The Amended Articles provide that the minimum number of directors shall be three and the exact number of directors shall be determined from time to time by our board of directors.

A director is not required to hold any shares in us by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us is required to declare the nature of his or her interest at a board meeting. Subject to Nasdaq listing rules and disqualification by the chairman of the board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director may be interested provided that (a) the nature of his/her interest is declared at a meeting of the directors, either specifically or by way of a general notice, and such director’s vote may be counted in the quorum at any meeting of directors at which any such contract or proposed contract or arrangement is considered, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee.

The directors may exercise all the powers of the company to raise or borrow money, mortgage, or charge its undertaking, property, and assets (present or future), uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds, or other securities, whether outright or as collateral security for any debt, liability, or obligation of our company or of any third party.

No non-employee director has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under our board of directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of Ms. Ada Yunfeng Yan, Mr. Ning Yu and Mr. Anish Melwani. Ms. Ada Yunfeng Yan is the chairperson of the audit committee. Ms. Ada Yunfeng Yan satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Ms. Ada Yunfeng Yan and Mr. Anish Melwani satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The compensation committee consists of Mr. Donghui Li, Mr. Ning Yu and Mr. Anish Melwani. Mr. Donghui Li is the chairperson of the compensation committee. Mr. Anish Melwani satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Mr. Donghui Li, Mr. Ning Yu and Ms. Ada Yunfeng Yan. Mr. Donghui Li is the chairperson of the nominating and corporate governance committee. Ms. Ada Yunfeng Yan satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.

The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, directors owe fiduciary duties to the company, including a duty of loyalty,  a duty to act honestly, and a duty to act in what they consider in good faith to be in the company’s best interests. Directors must also exercise their powers only for a proper purpose. Directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. We have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to seek damages in the name of the company if a duty owed by our directors is breached.

Appointment and Removal of Directors

The Amended Articles provide that all directors may be appointed by ordinary resolution and removed by ordinary resolution, except with regard to the removal of the Chairperson, who may be removed from office by special resolution. The Amended Articles also provide that the directors may, so long as a quorum of directors remains in office, appoint any person to be a director so as to fill a casual vacancy or as an addition to the existing board of director. Our directors do not serve for a fixed term and there is no requirement for them to retire by rotation nor to make themselves eligible for re-election.

The office of a director shall be vacated if, amongst other things, such director (a) becomes prohibited by applicable law from being a Director, (b) becomes bankrupt or makes any arrangement or composition with his or her creditors, (c) dies or is found to be or becomes of unsound mind, (d) resigns his or her office by notice in writing to us, (e) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (f) is removed from office pursuant to any other provision of the Amended Articles.

Terms of Directors and Executive Officers

A director shall hold office until such time as he or she resigns his office by notice in writing to us, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with the Amended Articles.

Board Diversity

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No

Total Number of Directors	7

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	6	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				—
LGBTQ+				—
Did Not Disclose Demographic Background				2

D.Employees

As of December 31, 2021, 2022 and 2023, we had approximately 2,300, 2,913 and 3,180 full-time employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

	As of December 31,
	2023
	Number	%
Functions:
Research and development	1,802	56.7
Marketing and sales	690	21.7
Supply chain	449	14.1
Functional support	239	7.5
Total	3,180	100

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by applicable regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing insurance. We are required under applicable laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees to incentivize their contributions to our growth and development.

We enter into standard labor contracts and confidentiality agreements with our employees. To date, we have not experienced any significant labor disputes.

E.Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of February 29, 2024:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares on an as-converted basis.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of Warrants or any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of our Ordinary Shares beneficially owned by the parties listed below is calculated based on 676,735,814 Ordinary Shares issued and outstanding as of February 29, 2024. There were also 15,037,030 Warrants issued and outstanding as of February 29, 2024.

		% of Beneficial
	Ordinary Shares	Ownership/Voting Power
Directors and Executive Officers(1):
Daniel Donghui Li(2)	14,398,660	2.1%
Qingfeng Feng(3)	57,061,196	8.4%
Alexious Kuen Long Lee	*	*
Ooi Teik Huat	—	—
Ning Yu	—	—
Ada Yunfeng Yan	—	—
Anish Melwani	*	*
All Directors and Executive Officers as a Group	72,813,749	10.8%

5.0% Shareholders:
Lotus Advanced Technology Limited Partnership(4)	186,648,945	27.6%
Etika(5)	156,236,329	23.1%
Lotus Technology International Investment Limited(6)	108,740,886	16.1%
Meritz(7)	50,000,000	7.4%
Lotus Group International Limited(8)	47,995,443	7.1%
HUBEI CHANGJIANG JINGKAI AUTOMOBILE INDUSTRY INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP) (9)	44,997,886	6.6%
*	Less than 1% of the total number of outstanding Ordinary Shares
(1)

Except as indicated otherwise, the business address for the directors and executive officers of Lotus Technology Inc. is 800 Century Avenue, Pudong New Area, Shanghai, China. The business address for Mr. Daniel Donghui Li is 1760 Jiangling Road, Hangzhou, China. The business address for Mr. Ning Yu is Unit 2103, T3 Lujiazui Financial Plaza, No. 826 Century Avenue, Pudong New District, Shanghai, China. The business address for Ooi Teik Huat is 2 Lorong Aminuddin Baki 4, Taman Tun Dr Ismail, 60000 Kuala Lumpur, Malaysia.

(2)

Represents 14,398,660 Ordinary Shares held by Lotus Advanced Technology Limited Partnership, or LATLP. Mr. Daniel Donghui Li indirectly holds 7.7143% pecuniary interest in LATLP. See footnote (4) for further details about LATLP. Mr. Daniel Donghui Li disclaims beneficial ownership of all of the ordinary shares held by LATLP, except to the extent of his pecuniary interest therein.

(3)

Represents 57,061,196 Ordinary Shares held by LATLP. Mr. Qingfeng Feng indirectly holds 30.5714% pecuniary interest in LATLP. See footnote (4) for further details about LATLP. Mr. Qingfeng Feng disclaims beneficial ownership of all of the ordinary shares held by LATLP, except to the extent of his pecuniary interest therein.

(4)

Represents 186,648,945 Ordinary Shares held by LATLP. LATLP is a limited liability partnership incorporated under the laws of British Virgin Islands and its general partner is Yin Qing Holdings Limited. Yin Qing Holdings Limited is wholly owned by Mr. Qingfeng Feng, the CEO and director of the Company. On July 30, 2021, the partners of LATLP, namely Ming Jun Holdings Limited, Yin Qing Holdings Limited, Xing Rong Holdings Limited and Jing Can Holdings Limited signed an agreement, later joined by State Rainbow Investments Limited and Radiant Field Investments Limited, under which these partners agreed to act in concert with Ming Jun Holdings Limited. Ming Jun Holdings Limited is wholly owned by Mr. Shufu Li. Therefore, Mr. Shufu Li may be deemed to beneficially own all of the shares held of record by LATLP. The registered address of Lotus Advanced Technology Limited Partnership is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)

Represents 156,236,329 Ordinary Shares held by Etika. Etika is wholly owned by Albukhary Corporation Sdn. Bhd., which is 99.9% owned by Syed Mokhtar Shah Syed Nor. The address of Etika is Level 4B, No. 88, Jalan Perdana, Taman Tasik Perdana, 50480 Kuala Lumpur W.P. Kuala Lumpur.

(6)

Represents 108,740,886 Ordinary Shares held by Lotus Technology International Investment Limited, or LTIIL. LTIIL is wholly owned by Geely HK, which is wholly owned by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima

Enterprise Management Partnership (Limited Partnership). The registered address of LTIIL is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(7)	Represents 50,000,000 held by Meritz. The business address of Meritz is Three IFC, 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Korea 07326.
(8)

Represents 47,995,443 Ordinary Shares held by LGIL. LGIL is wholly owned by Lotus Advance Technologies Sdn. Bhd, which is 51% owned by Geely HK and 49% owned by Etika. Geely HK is 100% owned by Geely Holding. See footnote (5) for details about Geely Holding. Etika is wholly owned by Albukhary Corporation Sdn. Bhd., which is 99.9% owned by Syed Mokhtar Shah Syed Nor. The registered address of LGIL is Potash Lane, Hethel, Norwich, Norfold, NR14 8EZ, England.

(9)

Represents 44,997,886 held by Jingkai Fund. Jingkai Fund is a limited liability partnership established under the laws of the People’s Republic of China. The registered address of Jingkai Fund is Room A, No. 05, 14/F., Building 6, Phase II, Wuhan Economic Development Wanda Plaza, Plot 12C2, Wuhan Economic and Technological Development Zone, Wuhan City,  Hubei Province, China.

To our knowledge, as of February 29, 2024, none of our ordinary shares were held by record holders in the United States.

As of the date of this annual report, none of our ordinary shares are held by governmental entities of our place of incorporation, and no government entity in the place where our registered public accounting firm is located and organized has a controlling financial interest in our company.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Certain Business Combination Related Agreements

Sponsor Support Agreement

On January 31, 2023, concurrently with the execution of the Original Merger Agreement, LCAA, the LCAA Founder Shareholders and LTC entered into the Sponsor Support Agreement, which was amended by the parties thereto on November 13, 2023, pursuant to which each LCAA Founder Shareholder has agreed, among other things and subject to the terms and conditions set forth therein, not to transfer any Ordinary Shares or Warrants (including any Ordinary Shares underlying such Warrants) held by such LCAA Founder Shareholder immediately after the First Effective Time, if any, for a period of six months after February 22, 2024, subject to certain exceptions. The Sponsor also agreed to use commercially reasonable efforts to facilitate discussions between LTC and entities holding brands that may be approved by LTC from time to time with respect to potential collaborations between us and such entities in connection with the following activities of LTC: product development, marketing, customer engagement, retail space, and technology infrastructure development.

Some of the LCAA Class B Ordinary Shares held by the Sponsor as of the date of the Sponsor Support Agreement were subject to earn-out restrictions pursuant to the Sponsor Support Agreement.

Distribution Agreement

Concurrently with the execution of the Original Merger Agreement, on January 31, 2023, LTIL entered into the Distribution Agreement with Lotus Cars Limited, the entity carrying out the sportscar manufacturing operations of Lotus UK, pursuant to which LTIL is appointed as the exclusive global distributor (excluding the U.S., where LTIL will act as the head distributor with the existing regional distributor continuing its functions) for Lotus Cars Limited to distribute vehicles, parts and certain tools, and to provide after sale services and brand, marketing and public relations for such vehicles, part and tools distributed by it on the terms and conditions of the Distribution Agreement.

Put Option Agreements

Concurrently with the execution of the Original Merger Agreement, on January 31, 2023, LTC entered into a put option agreement with each of Geely HK and Etika, pursuant to which each of Geely HK and Etika is granted the right to require LTC to purchase all of the equity interests held by each of Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the parent company of Lotus UK, at a pre-agreed price which will be calculated based on the total revenue of LGIL for the year of 2024 adjusted to exclude net debt, at a future date during the period from April 1, 2025 to June 30, 2025 and contingent upon satisfaction of certain pre-agreed condition.

Lock-Up Agreements

In connection with and following the execution of the Original Merger Agreement, LCAA and LTC entered into lock-up agreements with each of the shareholders of LTC that are not parties to the LTC Shareholder Support Agreement, pursuant to which, among other things, each such LTC shareholder agrees not to transfer, for a period of six months following February 22, 2024, certain Ordinary Shares such LTC shareholder will hold following the Closing, on the terms and subject to the conditions set forth in the lock-up Agreements.

Registration Rights Agreement

On February 22, 2024, LTC, the LCAA Founder Shareholders entered into a Registration Rights Agreement, which provides for the customary registration rights of the LCAA Founder Shareholders.

Assignment, Assumption and Amendment Agreement

On February 22, 2024, LTC, LCAA, Continental and Equiniti entered into the Assignment, Assumption and Amendment Agreement, pursuant to which the LCAA Warrants were assumed by LTC, Equiniti was engaged as the warrant agent under the Warrant Agreement, and Continental, as the warrant agent for LCAA, assigned to Equiniti all of its rights, interests and obligations in and under the Warrant Agreement dated as of March 10, 2021 between LCAA and Continental.

Meritz Investment

On November 15, 2023, LTC entered into the Meritz Subscription Agreement with Meritz, pursuant to which, among other things, Meritz agreed to subscribe for, and LTC agreed to issue to Meritz 50,000,000 Ordinary Shares, or the Meritz Subscription Shares, at an aggregate subscription price equal to US$500,000,000. Pursuant to the Meritz Subscription Agreement, security documents were executed and delivered, granting certain security interests over the Restricted Cash Account (as defined below) and the Restricted Securities Account (as defined below) in favor of Meritz (such documents being collectively referred to as the “Security Documents”) to secure the put options and certain other obligations of LTC under the Meritz Subscription Agreement and the security interests granted to Meritz in accordance with the Security Documents were created and perfected. Pursuant to the Meritz Subscription Agreement, LTC deposited into the Restricted Securities Account (i) certain U.S. treasury bonds with the aggregate outstanding principal amount of US$325,000,000, and (ii) certain U.S. treasury bonds and/or U.S. treasury bills with the aggregate outstanding principal amount of US$175,000,000 after February 22, 2024. The Meritz Subscription Agreement shall terminate upon the earliest to occur of (a) termination of the Merger Agreement; (b) March 15, 2024, or such later Termination Date of the Merger Agreement as agreed among the parties hereto; (c) such date on which Meritz ceases to hold any of the Meritz Subscription Shares; and (d) March 24, 2027. Upon the termination of the Meritz Subscription Agreement, Meritz shall release all U.S. treasury bonds and/or U.S. treasury bills from the Restricted Securities Account and all the cash collateral from the Restricted Cash Account, in the manner set out in the Security Documents.

(i) Meritz Put Option

Meritz has a put option, or the Put Option, to sell all or part of the Meritz Subscription Shares then held by it to LTC or any third party as nominated by LTC and approved by Meritz at a price, or the Put Option Price, equal to the Agreed Return upon the occurrence of (a) any Credit Event (as defined below) in respect of LTC; (b) any Collateral Default (as defined below); (c) failure by LTC to either (i) ensure the total amount of freely available cash that is not subject to any legal or contractual restrictions as to withdrawal or use (excluding any restriction that is imposed by the foreign exchange rules or policies under applicable law) held by it as of the last date of each fiscal quarter shall be no less than US$175,000,000, in each case as evidenced in the applicable quarterly financial results filed or furnished by it with the SEC pursuant to a Current Report on Form 6-K, or (ii) file or furnish with the SEC pursuant to a Current Report on Form 6-K, (A) its quarterly financial results for each of the first and the third fiscal quarters within 60 calendar days following the last date of such fiscal quarter, (B) its second quarter and half-year financial results within 120 calendar days following the last date of such fiscal quarter, and (C) its fourth quarter and full-year financial results within 120 calendar days following the last date of such fiscal quarter; (d) failure of any of the Meritz Subscription Shares (including in the form of ADS) being eligible for resale pursuant to an effective registration statement filed with and declared effective by the SEC (such condition being referred to as the “Registration Condition”) and any such Meritz Subscription Shares not being eligible for resale under Rule 144 solely due to failure of LTC to meet the public information requirement under such rule at any time after August 22, 2024; or (e) February 22, 2027, which date may be extended by LTC subject to Meritz’s prior written consent (each of the events described in (a) through (e) is referred to as a “Put Option Trigger Event”). Meritz shall have the right to exercise the Put Option at any time from the date of occurrence of the applicable Put Option Trigger Event but on or before the 30th day after the receipt of a written notice from LTC of the occurrence of the applicable Put Option Trigger Event. Whether or not the Put Option has lapsed with respect to a particular Put Option Trigger Event, in the event of occurrence of another Put Option Trigger Event and provided that Meritz has not exercised the Put Option with respect to any of the Meritz Subscription Shares, the Put Option shall be deemed to be reinstated with respect to such other Put Option Trigger Event. The Put Option lapses if Meritz has not exercised the Put Option within 30 calendar days after the Third Anniversary. On the date on which LTC acquires such Meritz Subscription Shares with respect to which Meritz exercises its Put Option, or the “Put Option Shares, LTC shall be permitted to withdraw, and Meritz shall cause to be re-leased, all U.S. treasury bonds and/or U.S. treasury bills from the Restricted Securities Account and all the cash col-lateral from the Restricted Cash Account.

“Agreed Return” means (i) an amount that provides Meritz with a 12.5% internal rate of return on the product of: (a) US$500,000,000; and (b) a fraction, (x) the numerator of which is the number of the Put Option Shares; and (y) the denominator of which is 50,000,000 (subject to any applicable anti-dilution adjustment), less (ii) an amount that yields a 12.5% internal rate of return on any cash dividends actually received by Meritz from LTC with respect to the Put Option Shares. “Credit Event” means any change of control, delisting or suspension of trading for 30 consecutive trading days, or non-payment of financial indebtedness or final judgment or court order over specified amount. “Collateral Default” means any failure to satisfy the Cash Top Up Obligation (as defined below), any failure to deposit the U.S. treasury bonds and/or U.S. treasury bills in the manner and amounts as required under the Meritz Subscription Agreement, any failure by LTC to perfect the security interests in the manner as required under the Meritz Subscription Agreement, or any material breach of any Security Document.

(ii) LTC Call Options

LTC has the right to acquire from Meritz (i) not more than the lower of (a) 17,500,000 Meritz Subscription Shares and (b) the number of Meritz Subscription Shares actually held by Meritz at the relevant time after the satisfaction of the Registration Condition and after the first date on which the arithmetic mean (such arithmetic mean being referred to as the “Market Price”) of the last reported publicly traded price of the Ordinary Shares of the Company at the closing of trading on a trading day (such traded price at closing being referred to as the “Closing Price”) for the five (5) trading days immediately prior to the date of determination  is greater than US$14.00, at a per share purchase price of US$14.00 (such option being referred to as “Call Option 1”); (ii) not more than the lower of (a) 7,500,000 Meritz Subscription Shares and (b) the number of Meritz Subscription Shares actually held by Meritz at the relevant time ((such option being referred to as “Call Option 2”) after February 22, 2025 at a per share price equal to the greater of (a) US$14.00 and (b) the Market Price on the date of delivery of the notice by LTC to exercise Call Option 2; and (iii) not more than the lower of (a) 7,500,000 Meritz Subscription Shares and (b) the number of Meritz Subscription Shares actually held by Meritz at the relevant time (such option being referred to as “Call Option 3,” and together with Call Option 1 and Call Option 2, being collectively referred to as the “Call Options”) after February 22, 2026 at a per share price equal to the greater of (a) US$14.00 and (b) the Market Price on the date of delivery of the notice by LTC to exercise Call Option 3. Call Option 1 lapses on the earlier of the date that is (i) two business days after Call Option 1 becomes exercisable if LTC has not delivered the notice to exercise Call Option 1 before then, and (ii) 25 months after the closing date of the Meritz Investment. Each of Call Option 2 and Call Option 3 lapses 30 calendar days after the applicable Call Option becomes exercisable if LTC has not delivered the notice exercise the applicable Call Option before then. On the date on which LTC acquires such Meritz Subscription Shares with respect to which LTC exercises Call Option 2 or Call Option 3 (subject to payment of the applicable Call Option price to Meritz), LTC shall be permitted to withdraw U.S. treasury bonds from the Restricted Securities Account in the outstanding principal amount that is equal to (a) the number of the Meritz Subscription Shares subject to the applicable Call Option multiplied by (b) US$10.00.

In the event that LTC declines (or fails to accept the offer) to acquire the Meritz Subscription Shares pur-suant to its right of first offer as described below, Call Option 2 and Call Option 3 shall immediately lapse.

(iii) LTC Right of First Offer

From and after the first date on which Meritz holds 15,000,000 (or 7,500,000, if as of such date, LTC has exercised Call Option 2) or fewer Meritz Subscription Shares, if Meritz desires to sell, dispose of or otherwise transfer 1,000,000 or more Meritz Subscription Shares to any third party in one or a series of related transactions, then LTC shall have a right of first offer to purchase all (but not less than all) Meritz Subscription Shares then held by Meritz, at a per share price equal to the Market Price as of the date of delivery of a written notice to LTC from Meritz of the proposed transfer. LTC shall have two business days following the receipt of such notice to accept or reject such offer. In the event that LTC does not elect to exercise its right of first offer, Meritz may transfer the relevant Meritz Subscription Shares to such third party within 180 days (as may be extended for regulatory approval) at a per share price equal to or higher than the Market Price as of the date of delivery of the written notice to LTC. In no event shall Meritz be required to deliver any notice pursuant to LTC’s right of first offer more than once.

LTC’s right of first offer shall be void and of no force and effect upon the earlier of (a) the exercise of both Call Option 2 and Call Option 3 by LTC, and (b) March 22, 2026.

(iv) Security

LTC’s obligations to pay the Put Option Price, purchase price for Call Options and purchase price for the Meritz Subscription Shares with respect to which LTC has exercised its right of first offer under the Meritz Subscription Agreement (amount of payment by LTC to Meritz to fulfil such obligations and any obligations under any of the Security Documents, together with any expenses of Meritz in connection with any sale or other realization to enforce its security interest, are collectively referred to as the “Secured Amount”) are secured by (a) a fixed charge over a restricted securities account, or the Restricted Securities Account, of LTC holding certain U.S. treasury bonds and/or U.S. treasury bills granted in favor of Meritz, and (b) a fixed charge over a restricted cash account of LTC granted in favor of Meritz, subject to the requirement for LTC to deposit cash into and/or the right of LTC to have certain cash be released from such cash account, or the Restricted Cash Account, depending on the trading price of Ordinary Shares (including in the form of ADS), as described below.

After Meritz has released U.S. treasury bonds and/or U.S. treasury bills with outstanding principal amount equal to US$175,000,000, in the event that the Closing Price drops below a certain level, LTC is obligated to, within five business days thereafter, deposit additional cash in U.S. dollars in the Restricted Cash Account such that the balance thereof would meet the applicable requirement for cash collateral (such obligation to top up being referred to as the “Cash Top Up Obligation”). If the Closing Price on any trading day exceeds US$7.00 and if no Event of Default, Credit Event or Collateral Default has occurred and is continuing or would result therefrom, LTC shall be permitted to withdraw all cash in the Restricted Cash Account on such trading day, with such withdrawal to take place on such trading day or the immediately following trading day. Subject to the satisfaction of the Registration Condition, LTC’s Cash Top Up Obligations shall terminate from and after the earlier of (a) the first date on which the Closing Price exceeds US$14.00, and (b) the full payment of the Put Option Price to Meritz.

Upon the later of (i) May 22, 2024 and (ii) satisfaction of the Registration Condition, if no Event of Default, Credit Event or Collateral Default has occurred and is continuing or would result therefrom, LTC shall be permitted to withdraw U.S. treasury bonds and/or U.S. treasury bills with outstanding principal amount equal to US$175,000,000 from the Restricted Securities Account.

Meritz shall have the right to Rehypothecate all collateralized U.S. treasury bonds and/or U.S. treasury bills during the applicable security period without any further consent of LTC, subject to the applicable terms and conditions of the Security Documents. Subject to the terms and conditions of the Security Documents, (a) Meritz shall pay any coupon payments received in respect of the Rehypothecated U.S. treasury bonds and/or U.S. treasury bills to an account designated by LTC promptly following the date of actual payment thereof, (b) in the event that LTC is permitted under the Meritz Subscription Agreement to withdraw any Rehypothecated U.S. treasury bonds and/or U.S. treasury bills and provides Meritz with written notice of such requested withdrawal, Meritz shall return (or cause to be returned) to the Restricted Securities Account U.S. treasury bonds and/or U.S. treasury bills of the same (i) class and issue (as shall be evidenced by such returned U.S. treasury bonds and/or U.S. treasury bills having the same CUSIP/ISIN number) and (ii) outstanding principal amount as the U.S. treasury bonds and/or U.S. treasury bills subject to withdrawal, and (c) Meritz shall be obligated, upon the earlier of (i) the expiry of the applicable security period or (ii) the occurrence of any insolvency event, bankruptcy, liquidation, dissolution or winding up or similar event, whether voluntary of involuntary, or a filing for bankruptcy or similar proceedings in respect of Meritz, return all Rehypothecated U.S. treasury bonds and/or U.S. treasury bills to the Restricted Securities Ac-count.

“Events of Default” means any of the following: (a) if LTC fails to fulfil its obligations with respect to the Put Option, (b) if LTC fails to deliver a written notice of the occurrence of a Put Option Trigger Event to Meritz with-in five business days of such occurrence (February 22, 2027), (c) if LTC exercises any of the Call Options but fails to fulfil its obligations with respect to such Call Options, (d) if LTC exercises its right of first offer but fails to fulfil its obligations with respect to its right of first offer, or (e) any voluntary or involuntary insolvency event, bankruptcy, liquidation, dissolution or winding up or similar event, or a filing for bankruptcy or similar proceedings, of LTC.

If an Event of Default occurs, Meritz shall have the right to enforce the security interests granted to Meritz in accordance with the Security Documents to recover the Secured Amount, and to the extent there is a shortfall between the gross proceeds that Meritz has realized from enforcement of the security interests and the Secured Amount, LTC remains liable to pay such shortfall to Meritz. Immediately after and solely to the extent that Meritz has actually received the Secured Amount, Meritz shall surrender the applicable Meritz Subscription Shares (which are the subject of the event or occurrence giving rise to the applicable Event of Default) to LTC at nil consideration.

(v) Registration

Ordinary Shares were issued to Meritz pursuant to the Meritz Investment in an offshore transaction under the ex-emption from registration requirements of the Securities Act provided by Regulation S promulgated thereunder. The Meritz Subscription Agreement provides that LTC will file with the SEC (at LTC’s sole cost and expense) a registration statement registering the resale of the Ordinary Shares subscribed by Meritz and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than August 22, 2024. Meritz will also have piggyback registration rights for the Meritz Subscription Shares in connection with certain registrations of securities that LTC undertakes.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Related Party Transactions

We sold sports cars, BEV lifestyle models, auto parts and peripheral products and provided R&D services and other consulting services to a number of related parties. We provided services to related parties amounting to US$12.6 million, US$8.3 million and US$3.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. We sold sports cars, BEV lifestyle models, auto parts and peripheral products to related parties amounting to US$3.4 million, US$23 thousand and nil for the years end December 31, 2023, 2022 and 2021, respectively. Accounts receivable due from related parties arising from sales of goods and provision of services were US$22.4 million and US$8.5 million as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, receipts in advance of US$1 thousand and US$8 thousand were included in contract liabilities – related parties, respectively.

Prepayments and other current assets – related parties and other non-current assets – related parties of us are arising from transactions related to purchase of products and services, loans to related parties, and cash receipts on behalf of us as follows.

(a)

We made payments of US$4.0 million, US$244 thousand and nil on behalf of related parties for the years ended December 31, 2023, 2022 and 2021, respectively. Related parties collected cash receipts of US$3.7 million, nil and nil on behalf of us for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, receivables of US$4.3 million and US$244 thousand were included in prepayments and other current assets – related parties, respectively.

(b)

During the years ended December 31, 2023, 2022 and 2021, we provided unsecured short-term loans of US$1.2 million, US$2.3 million and nil, respectively, to related parties with interest rates of 3.65%-4.5% per annum. We recognized interest income of US$122 thousand, US$24 thousand and nil for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, US$3.0 million and US$2.4 million receivable as principal amount of the loans and as interest were included in prepayments and other current assets – related parties, respectively.

(c)

The amounts of prepayments to related parties for purchase of vehicles, auto parts and peripheral products of US$21.4 million and US$6.1 million were included in prepayments and other current assets – related parties as of December 31, 2023 and 2022, respectively. The amounts of prepayments to relate party for purchase of equipment of US$2.7 million and nil were included in other non-current assets-related parties as of December 31, 2023 and 2022, respectively.

(d)

The amounts of prepayments to related parties for short-term lease agreements of US$82 thousand and nil were included in prepayments and other current assets – related parties as of December 31, 2023 and 2022, respectively.

(e)

As of January 1, 2023, upon the adoption of ASC 326, the expected credit loss provision for prepayments and other current assets – related parties not under common control was US$12 thousand. For the year ended December 31, 2023, we recorded US$11 thousand in expected credit losses for prepayments and other current assets – related parties not under common control in general and administrative expenses. As of December 31, 2023, the expected credit loss provision recorded in prepayments and other current assets – related parties not under common control was US$23 thousand.

Accounts payable – related parties, accrued expenses and other current liabilities – related parties and other non-current liabilities– related parties are arising from transactions related to purchase of products and services, purchase of equipment and software, and payments by related parties on behalf of us as follows.

(a)

We purchased sports cars, BEV lifestyle models, auto parts, peripheral products, commercial services relating to sales of sports cars and BEV lifestyle models and other consulting services from related parties. During the years ended December 31, 2023, 2022 and 2021, these purchases amounted to US$852.6 million, US$44.3 million and US$14.3 million, among which, US$549.9 million, US$839 thousand and US$331 thousand were recognized as cost of goods sold for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, purchases including sports cars, BEV lifestyle models, auto parts and peripheral products of US$248.3 million and US$21.9 million were recorded as inventories, respectively.

As of December 31, 2023 and 2022, the amounts due to related parties for purchase of office materials, commercial services relating to sales of sports cars and BEV lifestyle models and other consulting services of US$27.7 million and US$8.7 million were included in accrued expenses and other current liabilities – related parties, respectively.

As of December 31, 2023 and 2022, the amounts due to related parties for purchase of sports cars, BEV lifestyle models, auto parts and peripheral products of US$340.4 million and US$5.8 million were included in accounts payable-related parties, respectively.

(b)

We purchased products and services from related parties for R&D activities. We recoded R&D expenses of US$134.7 million, US$167.0 million and US$47.4 million during the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the amounts due to related partis for purchase of products and services for R&D activities of US$217.3 million and US$162.9 million were included in accrued expenses and other current liabilities – related parties, respectively.

(c)

We purchased equipment and software of US$11.2 million, US$42.8 million and US$6.3 million from related parties for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the amounts due to related parties for purchase of equipment and software of US$19.8 million and US$8.4 million were included in accrued expenses and other current liabilities – related parties, respectively.

(d)

Related parties paid US$14.5 million and US$3.0 million on behalf of us in association with travelling expenses, staff salary and social welfare, and other miscellaneous expenses, of which US$1.6 million and US$3.0 million were included in accrued expenses and other current liabilities – related parties as of December 31, 2023 and 2022, respectively.

(e)

We entered into short-term lease agreements with related parties to rent office spaces. During the years ended December 31, 2023, 2022 and 2021, we incurred short-term lease costs of US$765 thousand, US$347 thousand and US$243 thousand, respectively. As of December 31, 2023 and 2022, payables for short-term leases of US$323 thousand and US$272 thousand were included in accrued expenses and other current liabilities – related parties, respectively.

(f)

We received deposits of US$251 thousand, US$1.6 million and nil from related parties for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, US$168 thousand and nil were included in accrued expenses and other current liabilities – related parties, and US$1.6 million and US$1.6 million were included in other non-current liabilities-related parties, respectively.

(g)

On January 31, 2023, we entered into a distribution agreement with Lotus Cars Limited, a wholly owned subsidiary of LGIL and ultimately controlled by our controlling shareholder, pursuant to which we were appointed as the exclusive global distributor to distribute certain models of vehicles and to provide after-sale services and brand, marketing and public relations for such vehicles distributed by it since January 31, 2023, for a cash consideration of GBP18.1 million (equivalent to US$22.3 million). As of December 31, 2023, payable for the distribution right of US$23.0 million was included in accrued expenses and other current liabilities – related parties.

In 2019, the Company’s subsidiary, Lotus Tech UK, borrowed a one-year unsecured loan from a related party with the principal amount of US$10.2 million, bearing an interest rate of 2% per annum, the maturity date of which was August 31, 2022. The borrowing was repaid in August 2022. During the years ended December 31, 2022 and 2021, we incurred interest expenses of US$90 thousand and US$220 thousand, respectively.

We entered into lease agreements with related parties to rent office spaces and parking spaces. During the years ended December 31, 2023, 2022 and 2021, we recognized right-of-use assets of US$12.2 million, US$214 thousand and US$1.3 million from related parties, respectively. We paid lease liabilities of US$269 thousand, US$98 thousand and US$545 thousand during the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, current operating lease liabilities were US$840 thousand and US$13 thousand, espectively, and non-current operating lease liabilities were US$12.1 million and US$170 thousand, respectively.

On March 12, 2021, we entered into a license agreement with Zhejiang Liankong Technologies Co., Ltd, a subsidiary of Geely Holding. Under the terms of the agreement, we received a non-exclusive, perpetual, irrevocable and non-sublicensable license for the electric automotive chassis and autonomous driving technology platform, or the “Geely License,” with a consideration of US$288.9 million.

The Geely License is contractually restricted to be used in certain of our R&D projects. We conclude that the Geely License has no alternative future use, therefore the cost of the license has been expensed as research and development expenses in the consolidated and combined statement of comprehensive loss for the year ended December 31, 2021.

In November 2021, we obtained the trademark licenses from Group Lotus Limited, a related party controlled by Geely Holding, by issuing 47,995,443 ordinary shares to LGIL, a related party controlled by Geely Holding.

On December 2, 2021, we, through our subsidiary, Lotus Technology Innovative Limited, entered into an equity transfer agreement, pursuant to which, Lotus Technology Innovative Limited agreed to acquire 100% equity interest in Lotus Tech Innovation Centre GmbH from a related party, Geely UK Limited, at a consideration of US$15.5 million, which was settled in June 2022. The transaction was accounted for as common control transaction and completed in June 2022.

On May 13, 2022, we purchased a one-year convertible note  with a principal amount of US$10.0 million issued by ECARX Holding Inc. Upon the listing of ECARX Holding Inc. on December 21, 2022, the note was automatically converted into Class A ordinary shares of ECARX Holding Inc. at a conversion price of US$9.50 per share. As of December 31, 2023 and 2022, the fair value of such shares was US$3.3 million and US$8.4 million, respectively.

C.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information

We have appended consolidated and combined financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Dividend Policy

We have not declared or paid cash dividends or made any distributions as of the date of this annual report. We do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

As a holding company, we may rely on dividends from our subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to us may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. Restrictions on the ability of our mainland China subsidiaries to pay dividends to an offshore entity primarily include: (i) the mainland China subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of statutory conditions and procedures, if any, determined in accordance with accounting standards and regulations in mainland China; (ii) each of the mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the mainland China subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the mainland China subsidiary upon dividend remittance. Under Cayman Islands Law, while there are no exchange control regulations or currency restrictions, we are also subject to certain restrictions under Cayman Islands law on dividend distribution to its shareholders, namely that it may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business immediately following the date on which the dividend is paid.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated and combined financial statements included in this annual report.

Item 9.The Offer and Listing

A.Offering and Listing Details

Our ADSs and Warrants have been listed on The Nasdaq Global Market since February 23, 2024 under the symbols “LOT” and “LOTWW,” respectively.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs and Warrants are listed on Nasdaq under the symbols “LOT” and “LOTWW,” respectively.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following are summaries of material provisions of our seventh amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

A summary description of the Warrants is also set forth below.

Registered Office and Objects

The registered office of our company is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable.

Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. The Amended Articles prohibit us from issuing bearer or negotiable shares. We may not issue share to bearer and Ordinary Shares are issued in registered form, which will be issued when registered in our register of members.

We will maintain a register of shareholders and a shareholder will only be entitled to a share certificate if our board of directors resolves that share certificates be issued.

Dividends

The holders of the Ordinary Shares are entitled to receive such dividends as may be declared by our board of directors subject to the Amended Articles and the Cayman Islands Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the board of directors. Under Cayman Islands law, dividends may be paid only out of profits (including retained earnings), or out of the share premium account (subject to a solvency test being met immediately following the payment of the dividend). No dividend may be declared and paid unless our directors determine that we have funds lawfully available for such purpose and that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business.

Voting Rights

Voting at any meeting of shareholders will be decided by poll and not by way of a show of hands. A poll shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

Every shareholder present at a meeting of shareholders shall have one vote for each ordinary share of which he is the holder.

All questions submitted to a meeting shall be decided by an ordinary resolution except where a greater majority is required by the Amended Articles or by the Cayman Islands Companies Act. In the case of an equality of votes, the chairperson of the meeting shall be entitled to a second or casting vote.

An ordinary resolution to be passed by the shareholders will require a simple majority of votes cast, while a special resolution will require not less than two-thirds of votes cast, by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting held in accordance with the Amended Articles.

Transfer of Ordinary Shares

Subject to the restrictions contained in the Amended Articles and the rules or regulations of Nasdaq or any securities laws, any shareholders may transfer all or any of their Ordinary Shares by an instrument of transfer in any usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by our board of directors.

Subject to the rules of Nasdaq and to any rights and restrictions for the time being attached to any share, our directors may decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of a share if such transfer would breach or cause a breach of: (i) the rules of Nasdaq; or (ii) applicable law or regulation. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, or the designated transfer agent or share registrar, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or
●	a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our board of directors refuses to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal, including the reason for such refusal.

Liquidation

On our winding up, if the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders pro rata in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise. If the assets available for distribution are insufficient to repay the whole of the share capital, such assets will be distributed so that, as nearly as may be, the losses are borne by the shareholders in proportion to the par value of the shares held by them. We are a Cayman Islands exempted company incorporated with limited liability, and under the Cayman Islands Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. The Amended Articles contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares. The Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Cayman Islands Companies Act, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares will be effected in such manner and upon such other terms as we may, by either our board of directors or by the shareholders by ordinary resolution, determine before the issue of the shares.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may only be materially and adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class, or with the approval of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class where at least one-third (1/3) of the issued shares of that class are present (provided that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum).

General Meetings of Shareholders

We may (but shall not be obliged to) in each calendar year hold an annual general meeting. The annual general meeting shall be held at such time and place as our board of directors may determine. At least seven calendar days’ notice shall be given for any general meeting. The chairperson of our board of directors or our board of directors may call extraordinary general meetings. Our board of directors must convene an extraordinary general meeting upon the requisition of shareholders holding at least one-third (1/3) of all votes attaching to all issued and outstanding shares of us that as at the date of the deposit of the requisition shares carry the right to vote at general meetings. One or more persons holding or representing by proxy shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes.

Inspection of Books and Records

Our board of directors will determine whether, to what extent, at what times and places and under what conditions or regulations our accounts and books will be open to the inspection by shareholders, and no shareholder will otherwise have any right of inspecting any account or book or document of us except as required by law or authorized by our board of directors or our shareholders by special resolution.

Changes in Capital

We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution will prescribe;
●	consolidate and divide all or any share capital into shares of a larger amount than existing shares;
●	sub-divide our existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve fund in any manner permitted by the Cayman Islands Companies Act.

Warrants

Each LCAA Warrant outstanding on February 22, 2024, was assumed by us and converted into a Warrant. Each Warrant has and is subject to substantially the same terms and conditions as were applicable to such LCAA Warrant immediately prior to the conversion.

Public Warrants

Each whole Warrant entitles the registered holder to purchase one Ordinary Share in the form of ADSs at a price of US$11.50 per share, subject to adjustment as discussed below, except as discussed in the immediately succeeding paragraph. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of Ordinary Shares in the form of ADSs. This means only a whole Warrant may be exercised at a given time by a Warrant holder. The Warrants will expire on February 22, 2029, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to issue any Ordinary Shares or ADSs pursuant to the exercise of a Warrant and have no obligation to settle such exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the Warrants is then effective and an annual report relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No Warrant is exercisable for cash or on a cashless basis, and we are not obligated to issue Ordinary Shares or ADSs upon exercise of a Warrant unless the Ordinary Share issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant.

We filed the registration statement on January 11, 2024, within the timeframe set forth in the Warrant Agreement, and it was declared effective on January 12, 2024. We have agreed to use our commercially reasonable efforts to maintain the effectiveness of the registration statement and a current annual report relating to those Ordinary Shares until the Warrants expire or are redeemed, as specified in the Warrant Agreement. If the ADSs are at the time of any exercise of a Warrant are not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. During any period when we will have failed to maintain an effective registration statement, Warrant holders may exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption; provided that if the exemption under Section 3(a)(9) of the Securities Act, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis.

In the case of a cashless exercise, each holder would pay the exercise price by surrendering the Warrants for that number of Ordinary Shares (and in the form of ADSs) equal to the lesser of (A) quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “fair market value” less the exercise price of the Warrants by (y) the fair market value, and (B) 0.361. The “fair market value” as used in this paragraph means the volume-weighted average price of the Ordinary Shares traded in the form of ADSs as reported during the 10-trading day period ending on the trading day prior to the date on which the notice of exercise is received by the Warrant agent.

A holder of a Warrant may notify us in writing in the event we elect to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

Redemption of Warrants when the price per Ordinary Share traded in the form of ADS equals or exceeds US$18.00

We may redeem the outstanding Warrants (except as described herein with respect to the Sponsor Warrants):

●	in whole and not in part;

●	at a price of US$0.01 per Warrant;
●	upon a minimum of 30 days’ prior written notice of redemption to each Warrant holder; and
●	if, and only if, the closing price of the Ordinary Shares traded in the form of ADSs equals or exceeds US$18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “—Warrants—Public Warrants—Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the Warrant holders.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares traded in the form of ADSs may fall below the US$18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described below under the heading “—Warrants—Public Warrants—Anti-dilution Adjustments”) as well as the US$11.50 (for whole shares) Warrant exercise price after the redemption notice is issued.

Redemption of Warrants when the price per Ordinary Share traded in the form of ADS equals or exceeds US$10.00.

We may redeem the outstanding warrants:

●	in whole and not in part;
●	at US$0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the Ordinary Shares (as defined below) except as otherwise described below;
●	if, and only if, the closing price of the Ordinary Shares traded in the form of ADSs equals or exceeds US$10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Warrants—Public Warrants—Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and
●	if the closing price of the Ordinary Shares traded in the form of ADSs for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than US$18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Warrants—Public Warrants—Anti-Dilution Adjustments”), the Sponsor Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The number of Ordinary Shares in the form of ADSs that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature is determined based on the terms of the Warrant Agreement.

Anti-dilution Adjustments

If the number of issued and outstanding Ordinary Shares is increased by a capitalization or share dividend payable in Ordinary Shares, or by a subdivision of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, subdivision or similar event, the number of Ordinary Shares (in the form of ADSs) issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) and (ii) one minus the quotient of (x) the price per Class A Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Ordinary Shares traded in the form of ADSs as reported during the 10-trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade in the form of ADS on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Ordinary Shares on account of such Ordinary Shares (or other securities into which the Warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed US$0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Ordinary Shares issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than US$0.50 per share, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.

If the number of issued and outstanding Ordinary Shares is decreased by a consolidation or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.

Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable in the form of ADSs upon the exercise of the Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Ordinary Shares so purchasable in the form of ADSs immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares in the form of ADSs immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant is exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 65% of the issued and outstanding Ordinary Shares, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. If less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within 30 days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.

The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the Warrants and the Warrant Agreement set forth in this annual report, or defective provision (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Warrants, provided that the approval by the holders of at least 65% of the then-outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders.

The Warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their Warrants and receive Ordinary Shares in the form of ADSs.

We have agreed that, subject to applicable law, any action, proceeding or claim against it arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any claim for which the federal district courts of the U.S. are the sole and exclusive forum.

Sponsor Warrants

Except as described below, the Sponsor Warrants have terms and provisions that are identical to those of the Public Warrants.

The Sponsor Warrants will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein) except as discussed in “—Warrants—Public Warrants—Redemption of Warrants when the price per Ordinary Share traded in the form of ADS equals or exceeds US$10.00”. If the Sponsor Warrants are held by holders other than the Sponsor or its permitted transferees, the Sponsor Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Warrants.

The Sponsor, or its permitted transferees, has the option to exercise the Sponsor Warrants on a cashless basis. If holders of the Sponsor Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Sponsor Warrants for that number of Ordinary Shares in the form of ADSs equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Sponsor Warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the Sponsor Warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the Ordinary Shares traded in the form of ADSs for the 10 trading days ending on the third trading day prior to the date on which the notice of Sponsor Warrant exercise is sent to the Warrant agent.

Any amendment to the terms of the Sponsor Warrants or any provision of the Warrant Agreement with respect to the Sponsor Warrants will require a vote of holders of at least 65% of the number of the then outstanding Sponsor Warrants.

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Act and the current Companies Act of England.

In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act (As Revised) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act (As Revised) also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act (As Revised) also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

●	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	an act which constitute a fraud against the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The Amended Articles provide that every director (including alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including its auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

●	a duty to act in good faith in the best interests of the company,
●	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),
●	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and

●	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty of care, diligence and skill. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held, and any such resolution in writing shall be as valid and effective as if the same had been passed at a general meeting of our company duly convened and held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act (As Revised) does not provide shareholders with an express right to put forth any proposal before a general meeting of the shareholders. However, these rights may be provided in a company’s articles of association.

The Amended Articles allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit of the requisition carry the right to vote at general meetings of our company to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, the Amended Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions relating to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (a) becomes prohibited by applicable law from being a director, (b) becomes bankrupt or makes any arrangement or composition with his or her creditors, (c) dies or is found to be or becomes of unsound mind, (d) resigns his or her office by notice in writing to us, (e) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (f) is removed from office pursuant to any other provision of the Amended Articles.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a).	is or is likely to become unable to pay its debts; and
(b).	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Amended Articles, if at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may only be materially and adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class, or with the approval of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class where at least one-third (1/3) of the issued shares of that class are present (provided that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum). The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially or adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Foreign Exchange.”

E.Taxation

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Tax Considerations

Payments of dividends and capital in respect of Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Securities, as the case may be, nor will gains derived from the disposal of the Securities be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of Securities or on an instrument of transfer in respect of Securities, unless the instruments are executed in, or after execution brought within, the jurisdiction of the Cayman Islands.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

U.S. Federal Income Tax Considerations

General

The following is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of ADSs by U.S. Holders (as defined below). This summary addresses only U.S. Holders that hold ADSs as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment) and assumes that any distributions made by us on the ADSs and any consideration received by us on the sale or other taxable disposition of ADSs will be in U.S. dollars. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, or to holders subject to special treatment under the U.S. tax laws, such as:

●	banks, financial institutions or financial services entities;
●	broker-dealers;
●	taxpayers that are subject to the mark-to-market accounting rules;
●	tax-exempt entities;
●	S-corporations, partnerships and other pass-through entities or arrangements;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	pension plans;
●	regulated investment companies;
●	real estate investment trusts;
●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own five percent or more of our shares by vote or value;
●	persons that acquired ADSs pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;
●	persons subject to the alternative minimum tax or the base erosion and anti-abuse tax;
●	persons that hold ADSs as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or
●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

This discussion is based upon the Code, the Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the income tax treaty between the United States and the People’s Republic of China, or the Treaty, all as of the date hereof. All of the foregoing is subject to change or differing interpretations, possibly on a retroactive basis, which could affect the tax considerations described herein. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws. There can be no assurance that the Internal Revenue Service, or the IRS, will not take, or that a court would not sustain, a position contrary to the U.S. federal income tax considerations discussed below.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold ADSs through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of ADSs, the U.S. federal income tax treatment of the partnership or a partner in the partnership will generally depend on the status of the partner and the activities of the partner and the partnership. Partnerships or partners of a partnership holding ADSs should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of ADSs in light of their particular circumstances.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF ADSs. HOLDERS OF ADSs SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

Taxation of Distributions

As stated under “Dividend Policy,” we do not anticipate paying any cash distributions on the ADSs in the foreseeable future. However, subject to the discussion below under “— Passive Foreign Investment Company Considerations,” a distribution of cash or other property on the ADSs will generally be includable in gross income of the U.S. Holder as a dividend to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in the ADSs (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ADSs (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Securities” below).

We do not intend to determine our earnings and profits under U.S. federal income tax principles. Accordingly, notwithstanding the discussion in the preceding paragraph, distributions on ADSs, if any, will generally be taxed to U.S. Holders as dividend distributions for U.S. federal income tax purposes.

Individual and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we are not treated as a PFIC in the taxable year the dividend is paid or in the taxable preceding year. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which the ADSs are listed) will be considered readily tradable on an established securities market in the United States. Notwithstanding that the ADSs are listed on Nasdaq, however, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to ADSs.

For foreign tax credit purposes, dividends received on common shares or ADSs will generally be treated as foreign-source income and will generally constitute passive category income. As described in “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders,” if we are deemed to be a PRC resident enterprise for PRC tax purposes, a U.S. Holder may be subject to PRC withholding taxes on such dividends. Subject to certain conditions and limitations, a Treaty-eligible U.S. Holder may be entitled to claim a foreign tax credit in respect of any such PRC withholding taxes to the extent that such taxes are nonrefundable under the Treaty. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of ADSs

Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” a U.S. Holder will generally recognize capital gain or loss on the sale or other taxable disposition of the ADSs in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) such U.S. Holder’s adjusted tax basis in such ADSs. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such ADSs exceeds one year at the time of disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally subject to U.S. federal income tax at reduced rates. The deduction of capital losses is subject to limitations.

For foreign tax credit purposes, gain or loss recognized on the sale or other taxable disposition of ADSs will generally be treated as U.S.-source income and will generally constitute passive category income or loss. If, however, gains from the sale or other disposition of our ADSs are subject to tax in the PRC as described in “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders,” a Treaty-eligible U.S. Holder may apply the Treaty to treat such gains as PRC-source gains for U.S. foreign tax credit purposes. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty.

Passive Foreign Investment Company Considerations

Definition of a PFIC

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of passive assets.

PFIC Status of LTC

Based on the current and anticipated value of the assets and the composition of the income and assets, including goodwill and other unbooked intangibles, of our company and our subsidiaries, we believe that we were not a PFIC for the taxable year ended December 31, 2023 and do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. However, PFIC status is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets for such taxable year and, thus, is subject to change. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year.

Additionally, a determination that we are or were a PFIC during the holding period of a U.S. Holder will continue to apply to subsequent years in which a U.S. Holder continues to hold shares in us, whether or not we are a PFIC in those subsequent years.

Application of PFIC Rules to ADSs

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of ADSs and the U.S. Holder did not make a timely and effective qualified electing fund, or QEF, election for the first year in its holding period in which we are a PFIC (such taxable year as it related to a U.S. Holder being referred to as the “First PFIC Holding Year”), a QEF election along with a purging election, or a mark-to-market election, such U.S. Holder would generally be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its ADSs and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ADSs during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ADSs).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ADSs;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;
●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE OWNERSHIP OR DISPOSITION OF ADSs, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election, Mark-to-Market Election and Purging Election

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of such U.S. Holder’s ADSs by making and maintaining a timely and valid QEF election (if eligible to do so) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. We have not determined whether we will provide U.S. Holders this information if we determine that we are a PFIC. U.S. Holders should consult their tax advisors with respect to any QEF election previously made with respect to ADSs.

If a U.S. Holder has made a QEF election with respect to its ADSs, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for such holder’s First PFIC Holding Year or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale or other taxable disposition of its ADSs will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. Any subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the rules above. Such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) ADSs, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as “marketable stock,” the U.S. Holder may make a mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the adverse PFIC consequences described above in respect of its ADSs as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that we are treated as a PFIC the excess, if any, of the fair market value of its ADSs at the end of such year over its adjusted basis in its ADSs. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted basis of its ADSs over the fair market value of its ADSs at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ADSs will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its ADSs in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which the ADSs are listed). U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to ADSs under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holder was otherwise deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election made with respect to ADSs would not apply to a U.S. Holder’s indirect interest in any lower-tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of any such lower-tier PFICs.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the ADSs should consult their tax advisors concerning the application of the PFIC rules to ADSs under their particular circumstances.

Foreign Financial Asset Reporting

A U.S. Holder may be required to report information relating to an interest in ADSs, generally by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with the U.S. Holder’s federal income tax return. A U.S. Holder may also be subject to significant penalties if the U.S. Holder is required to report such information and fails to do so. U.S. Holders should consult their tax advisors regarding information reporting obligations, if any, with respect to ownership and disposition of ADSs.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. All the information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on our website at www.group-lotus.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Foreign Exchange Risk

The revenue and expenses of our entities in mainland China are generally denominated in RMB and their assets and liabilities are denominated in RMB. Our international revenues are denominated in foreign currencies and expose us to the risk of fluctuations in foreign currency exchange rates against the RMB. A significant portion of our cash and restricted cash and short-term investments are denominated in U.S. dollars, and fluctuations in exchange rates between U.S. dollars and RMB may result in foreign exchange gains or losses. We selectively use financial instruments to manage market risk associated with exposure to fluctuations in foreign currency rates with foreign exchange forwards, which are not qualified for hedge accounting, and are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets. In addition, the value of your investment in our securities will be affected by the exchange rates between the U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our securities will be traded in U.S. dollars.

The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of RMB out of mainland China as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our securities or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2023, we had RMB-denominated cash of RMB2.7 billion. A hypothetical 10% increase or decrease in the exchange rate of the RMB against the U.S. dollar would have resulted in an increase or decrease of US$38.2 million in the RMB-denominated cash as of December 31, 2023.

Credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash, restricted cash, accounts receivable and prepayments and other current assets to related parties.

Substantial all of our cash at bank is held by third-party financial institutions located in the PRC. The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500 thousand. We have not experienced any losses in uninsured bank deposits and do not believe that we are exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, we primarily place bank deposits with large financial institutions in the PRC with acceptable credit rating.

Accounts receivable are unsecured and are primarily derived from revenue earned from automotive design and development services. Accounts receivable and other receivables included in prepayments and other current assets are unsecured. The risk is mitigated by credit evaluations performed on them.

Item 12.Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
●
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per ADS issued
● Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
● Distribution of cash dividends	Up to US$0.05 per ADS held
● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
● Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. For the year ended December 31, 2023, we did not receive any payment from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADR program.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, material weaknesses in the UK subsidiary exist. Notwithstanding thereof, we believe that our consolidated and combined financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects. We have also started implementing a number of measures to address and remediate the material weakness identified and improve the effectiveness of our disclosure controls and procedures. See “—Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on a timely basis.

In connection with the issuance of our audited consolidated financial statements for the year ended December 31, 2023, we identified two material weaknesses in the UK subsidiary: (i) the UK subsidiary did not appropriately design, implement and maintain effective controls to recognize revenue, relating to the proper application of Accounting Standards Codification Topic 606, and (ii) the UK subsidiary did not appropriately design, implement and maintain effective controls over the completeness and accuracy of accounting for inventory and inventory related transactions, including (a) controls to ensure that all inventory is appropriately tracked and recorded on a timely basis, and (b) controls to ensure the differences identified during the year-end physical inventory count procedures are properly addressed.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We are committed to remediating the material weaknesses and we are in the process of implementing a number of measures to address the material weaknesses identified, including:

●	continuously to evaluate information system capabilities, implement planned information system enhancements and expansion of current information system capabilities in order to reduce the manual reconciliations within the business process and result in more reliance on automated controls;

●	evaluate the design of key control activities and enhance the implementation of key controls to ensure completeness and accuracy recording for revenue recognition and inventory related transactions; and
●	design additional preventive controls, enhance review controls, and provide additional training to control owners charged with the responsibility of safeguarding inventory.

Our management, with oversight from the audit committee, is in the process of developing and implementing remediation plans in response to the identified material weaknesses described above. The material weaknesses will not be considered remediated until the applicable remedial controls have operated for a sufficient period of time and management has concluded through testing that these controls are operating effectively. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all of these measures will be sufficient to remediate our material weaknesses in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our securities may be adversely affected.”

As a company with less than US$1.235 billion in revenues for fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Material weaknesses were identified during the audits for the years ended December 31, 2022 and 2021. These material weaknesses related to (i) a lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the Securities and Exchange Commission to formalize, design, implement and operate key controls over financial reporting process to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the Securities and Exchange Commission, and (ii) a lack of period end financial closing policies and procedures to formalize, design, implement and operate key controls over period end financial closing process for the preparation of consolidated and combined financial statements, including disclosures, in accordance with U.S. GAAP and financial reporting requirements of the Securities and Exchange Commission.

Through a series of remedial measure which we have implemented, including the hiring of additional accounting and financial reporting personnel and the expansion of the capabilities of existing accounting and financial reporting personnel, we have effectively mitigated the material weaknesses in relation to internal controls over financial reporting that were identified during the audits for the years ended December 31, 2022 and 2021.

In connection with the issuance of our audited consolidated financial statements for the year ended December 31, 2023, we identified two material weaknesses in the UK subsidiary. We are in the process of implementing a number of measures to address the material weaknesses identified. See “—Internal Control Over Financial Reporting.”

Other than measures to improve our internal control over financial reporting as descried above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16               [Reserved]

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Ms. Ada Yunfeng Yan, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at https://ir.group-lotus.com/governance/documents-charters.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP and KPMG member firms, our principal external auditors, for the years indicated.

	For the Years Ended December 31,
	2023	2022

	(US$ in thousands)
Audit fees(1)	4,045	192
Tax fees(2)	172	265
All other fees(3)	2	2
(1)	“Audit fees” represent the aggregate fees billed or to be billed for the audit of our annual consolidated and combined financial statements and the statutory financial statements of certain subsidiaries. This includes interim review services of interim condensed consolidated and combined financial statements, and the audit fees relating to the Business Combination in 2023.
(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal external auditors for tax compliance.
(3)	“All other fees” are the aggregate fees billed for other professional services that are not related to the above categories.

The policy of our audit committee is to pre-approve all audit and other service provided by KPMG Huazhen LLP and KPMG member firms as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.Exemptions from the Listing Standards for Audit Committees

We are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2) of the Exchange Act, which provides that a minority of the members of the listed issuer’s audit committee may be exempt from the independence requirements of paragraph (b)(1)(ii) of Rule 10A-3 for one year from the date of effectiveness of the applicable registration statement. Our audit committee currently comprises three directors of whom two are independent directors.

We do not believe that our reliance on the temporary exemption permitted by Rule 10A-3(b)(1)(iv)(A)(2) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors prior to the expiry of this transition period on January 12, 2025.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We rely on the home country practice exemption available to foreign private issuers for the requirement under (i) Nasdaq Rule 5605(c)(2)(A) that each of the members of our audit committee must be an independent director as defined under Nasdaq Rule 5605(a)(2) and (ii) Nasdaq Rule 5620 that each issuer must hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval. We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.

We are a “controlled company” as defined under the Nasdaq rules because Mr. Shufu Li owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may continue to rely, on certain exemptions from Nasdaq corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; and (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors. Current, we rely on all of the foregoing exemptions available to a controlled company.

As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to companies that are subject to these corporate governance requirements. See “Item 3. Key Information — D. Risk Factors —Risks Relating to Our ADSs — As a company incorporated in the Cayman Islands and a “controlled company” within the meaning of the Nasdaq corporate governance rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies or rely on exemptions that are available to a “controlled company”; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

Not applicable.

Item 16K.Cybersecurity

Risk Management and Strategy

We have implemented comprehensive procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, a robust program that monitors our corporate network and corporate app, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program, and regular training for employees. Our cyber security team regularly monitors the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our cyber security team is responsible for monitoring and mitigating cybersecurity risks, including those associated with third-party service providers. The team investigates and responds to any suspicious activities within our data environment. Upon detecting any material cybersecurity threat or cybersecurity incident, our cyber security team will report the threat or incident to our head of information technology and cybersecurity functions, who will assume the responsibility for managing the risks from such material cybersecurity threat or cybersecurity incident and monitoring the prevention, mitigation and remediation measures. Our head of information technology and cybersecurity functions is required to update our board of directors regarding the status of any material cybersecurity threats, material cybersecurity incidents or other associated risks, and they are also required to discuss with our board of directors with respect to disclosure of any material cybersecurity threat or incident, if any. Our head of information technology and cybersecurity functions has extensive experience working in the field of cybersecurity, with pertinent background and expertise in cybersecurity risk management and compliance.

If a cybersecurity incident occurs, our cyber security team will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, our cyber security team will promptly report the incident and assessment results to our head of information technology and cybersecurity functions, and, to the extent appropriate, involve external legal counsels to provide advice. Our management shall prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated and combined financial statements of Lotus Technology Inc., its subsidiaries and the variable interest entity are included at the end of this annual report.

Item 19.Exhibits

Exhibit Number	Description of Document
1.1*	Sixth Amended and Restated Memorandum and Articles of Association of Lotus Technology Inc., as currently in effect
2.1*	Specimen American Depositary Receipt (included as Exhibit A to Exhibit 2.2)
2.2*	Deposit Agreement, dated as of January 29, 2024, by and among Lotus Technology Inc., the depositary named therein, and holders and beneficial owners of the American Depositary Shares
2.3

Warrant Agreement, dated as of March 10, 2021, between L Catterton Asia Acquisition Corp and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

2.4

Specimen Ordinary Share Certificate of Lotus Technology Inc. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

2.5	Specimen Warrant Certificate of Lotus Technology Inc. (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)
2.6*†

Assignment, Assumption and Amendment Agreement, dated as of February 22, 2024, by and among L Catterton Asia Acquisition Corp, Lotus Technology Inc., Continental Stock Transfer & Trust Company and Equiniti Trust Company, LLC

2.7

Registration and Shareholder Rights Agreement, dated as of March 10, 2021, by and among L Catterton Asia Acquisition Corp, LCA Acquisition Sponsor, LP and certain shareholders of L Catterton Asia Acquisition Corp (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

2.8*†	Registration Rights Agreement, dated as of February 22, 2024, by and among Lotus Technology Inc., LCA Acquisition Sponsor, LP and other parties named therein
2.9*	Description of Securities
4.1

Investment Management Trust Agreement, dated as of March 10, 2021, by and between Continental Stock & Trust Company and L Catterton Asia Acquisition Corp (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.2

Administrative Support Agreement, dated as of March 10, 2021, by and between LCA Acquisition Sponsor, LP and L Catterton Asia Acquisition Corp (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.3

Letter Agreement, dated as of March 10, 2021, among LCA Acquisition Sponsor, LP, L Catterton Asia Acquisition Corp and officers and directors of L Catterton Asia Acquisition Corp (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.4

Sponsor Support Agreement, dated as of January 31, 2023, by and among Lotus Technology Inc., L Catterton Asia Acquisition Corp, LCA Acquisition Sponsor, LP and other parties named therein (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.5

Amendment to Sponsor Support Agreement, dated as of November 13, 2023, by and among Lotus Technology Inc., L Catterton Asia Acquisition Corp, LCA Acquisition Sponsor, LP and other parties named therein (incorporated by reference to Exhibit 10.5 to the Registration Statement on Amendment No. 1 to Form F-4 (File No. 333-275001) filed with the SEC on November 15, 2023)

4.6

Shareholder Support Agreement, dated as of January 31, 2023, by and among Lotus Technology Inc., L Catterton Asia Acquisition Corp, and other parties named therein (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.7#

Distribution Agreement dated January 31, 2023 between Lotus Cars Limited and Lotus Technology Innovative Limited (incorporated by reference to Exhibit 10.7 to the Registration Statement on Amendment No. 1 to Form F-4 (File No. 333-275001) filed with the SEC on November 15, 2023)

4.8

Put Option Agreement dated January 31, 2023 among Lotus Technology Inc., Geely International (Hong Kong) Limited, Lotus Advance Technologies Sdn Bhd and Lotus Group International Limited (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.9

Put Option Agreement dated January 31, 2023 among Lotus Technology Inc., Etika Automotive Sdn Bhd, Lotus Advance Technologies Sdn Bhd and Lotus Group International Limited (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.10††	Lotus Technology Inc. 2022 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)
4.11

Form of Indemnification Agreement between Lotus Technology Inc. and each executive officer of Lotus Technology Inc. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.12

English translation of form of Employment Agreement between Wuhan Lotus Technology Limited Company Ltd. and each executive officer of Lotus Tech. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.13†#

English Translation of EPA/LAMBDA/ALPHA Development Agreement dated March 24, 2021 between Wuhan Lotus Cars Co., Ltd and Ningbo Geely Automobile Research and Development Co., Ltd. (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.14#

English Translation of Technology License Agreement dated December 20, 2021 between Wuhan Lotus Cars Co., Ltd and Zhejiang Liankong Technology Co., Ltd (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.15†#

Trademarks License Agreement dated November 4, 2021 between Lotus Advanced Technology Limited and Group Lotus Limited (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.16†#

Trademarks License Agreement dated November 4, 2021 between Lotus Technology International Limited and Group Lotus Limited (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.17†#

English Translation of Manufacture Cooperation Agreement dated June 21, 2022 among Wuhan Lotus Cars Co., Ltd, Wuhan Lotus Cars Sales Limited, Wuhan Branch of Zhejiang Geely Automobile Co., Ltd. and Wuhan Geely Auto Parts Co., Ltd (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.18†#

English Translation of Convertible Note Investment Agreement dated September 23, 2021 among Hubei Changjiang Jingkai Automobile Industry Investment Fund Partnership (Limited Partnership), Wuhan Lotus Technology Co., Ltd., Zhejiang Geely Holding Group, and Ningbo Juhe Yinqing Enterprise Management Consulting Partnership (Limited Partnership) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.19†#

English Translation of Investment Agreement of Ningbo Lotus Robotics Co., Ltd dated June 1, 2022 among Hangzhou Bay Capital, Ningbo Lotus Robotics Co., Ltd and others (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.20†#

English Translation of Convertible Note Investment Agreement dated November 8, 2022 among Hangzhou Fuyang Development Zone Industrial Investment Co., Ltd., Sanya Lotus Venture Capital Co., Ltd. and Wuhan Lotus Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.21#

English Translation of Restructuring Agreement, dated June 30, 2023, among Wuhan Lotus Technology Limited Company Ltd., Wuhan Lotus E-commerce Co., Ltd. and its nominee shareholders, and Lotus Technology Inc. (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.22

English Translation of Termination Agreement dated June 30, 2023, among Wuhan Lotus Technology Limited Company Ltd. and Wuhan Lotus E-commerce Co., Ltd. and its nominee shareholders. (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.23#	Form of Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)
4.24	Form of Subscription Agreement (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)
4.25

Form of Subscription Agreement (for PIPE Investments using a deposit structure) (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.26#

Convertible Note Purchase Agreement dated April 28, 2023 by and between Lotus Technology Inc. and Momenta (incorporated by reference to Exhibit 10.31 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.27

Subscription Agreement dated April 27, 2023 by and between Lotus Technology Inc. and Jingkai Fund (incorporated by reference to Exhibit 10.32 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.28	Form of Shareholder Lock-Up Letter (incorporated by reference to Exhibit 10.33 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)
4.29†#

Share Subscription Agreement in relation to the shares of Lotus Technology Inc. dated as of November 15, 2023 between Lotus Technology Inc. and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 10.35 to the Registration Statement on Amendment No. 2 to Form F-4 (File No. 333-275001) filed with the SEC on December 5, 2023)

8.1*	List of subsidiaries of Lotus Technology Inc.
11.1*	Code of Business Conduct and Ethics of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
97.1*	Clawback Policy of the Company
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report.
**	Furnished with this annual report.
#

Schedules and certain portions of the exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

†

Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

††	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lotus Technology Inc.

	By:	/s/ Qingfeng Feng
		Name:	Qingfeng Feng
		Title:	Chief Executive Officer
Date: April 22, 2024

Lotus Technology Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Lotus Technology Inc.:

Opinion on the Consolidated and Combined Financial Statements

We have audited the accompanying consolidated balance sheets of Lotus Technology Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated and combined statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated and combined financial statements). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated and combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated and combined financial statements, the Company has incurred losses since its inception and has an accumulated deficit, net current liabilities, and net cash used in operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated and combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated and combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2021.

Hangzhou, China

April 22, 2024

LOTUS TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2022
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2022
		US$	US$
ASSETS
Current assets
Cash	2(e)	418,941	736,605
Restricted cash	2(f)	7,873	2,392
Accounts receivable – third parties, net	3	76,664	111
Accounts receivable – related parties, net	29	22,430	8,545
Inventories	4	265,190	22,703
Prepayments and other current assets – third parties, net	5	63,870	44,375
Prepayments and other current assets – related parties, net	29	28,744	8,732

Total current assets		883,712	823,463

Non-current assets
Restricted cash	2(f)	321	536
Investment securities – related parties	29	3,326	8,411
Property, equipment and software, net	6	354,617	253,471
Intangible assets	7	116,360	116,364
Operating lease right-of-use assets	8	173,103	158,724
Other non-current assets – third parties	9	50,533	10,983
Other non-current assets – related parties	29	2,706	—

Total non-current assets		700,966	548,489

Total assets		1,584,678	1,371,952
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
Short‑term borrowings – third parties	10	226,772	28,748
Accounts payable – third parties		20,123	1,466
Accounts payable – related parties	29	340,419	5,770
Contract liabilities – third parties	25	44,184	7,843
Operating lease liabilities – third parties (including operating lease liabilities – third parties of VIEs without recourse to the Company of nil and US$716 as of December 31, 2023 and 2022, respectively)	8	16,760	15,815
Accrued expenses and other current liabilities – third parties (including accrued expenses and other current liabilities – third parties of VIEs without recourse to the Company of nil and US$35,254 as of December 31, 2023 and 2022, respectively)	11	419,422	323,299
Accrued expenses and other current liabilities – related parties (including accrued expenses and other current liabilities – related parties of VIEs without recourse to the Company of nil and US$801 as of December 31, 2023 and 2022, respectively)	29	290,686	183,237
Exchangeable notes	14	378,638	355,320
Convertible notes	15	20,277	—
Mandatorily redeemable noncontrolling interest (including mandatorily redeemable noncontrolling interest of VIEs without recourse to the Company of nil and US$11,381 as of December 31, 2023 and 2022, respectively)	18	—	11,381

Total current liabilities		1,757,281	932,879

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2022

(Continued)
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2022
		US$	US$
Non‑current liabilities
Contract liabilities – third parties	25	6,245	—
Operating lease liabilities – third parties (including operating lease liabilities – third parties of VIEs without recourse to the Company of nil and US$1,662 as of December 31, 2023 and 2022, respectively)	8	91,929	98,963
Operating lease liabilities – related parties (including operating lease liabilities – third parties of VIEs without recourse to the Company of nil and nil as of December 31, 2023 and 2022, respectively)	8	12,064	170
Put option liabilities	12	11,884	—
Exchangeable notes	14	75,678	71,792
Convertible notes	15	81,635	76,770
Deferred tax liabilities	23	—	126
Deferred income	16	270,097	258,450
Other non-current liabilities – third parties	19	103,403	15,824
Other non-current liabilities – related parties	29	1,634	1,584

Total non‑current liabilities		654,569	523,679

Total liabilities		2,411,850	1,456,558

Commitments and contingencies (note 28)

MEZZANINE EQUITY
Series Pre-A Redeemable Convertible Preferred Shares (US$0.00001 par value per share, 40,885,006 shares authorized, issued and outstanding as of December 31, 2023 and 2022; Redemption value of US$184,509 and US$174,429 as of December 31, 2023 and 2022; Liquidation preference of US$184,509 and US$174,429 as of December 31, 2023 and 2022) [1]	17	184,509	177,284
Series A Redeemable Convertible Preferred Shares (US$0.00001 par value per share, 27,343,520 shares authorized, issued and outstanding as of December 31, 2023 and 2022; Redemption value of US$199,021 and US$187,441 as of December 31, 2023 and 2022; Liquidation preference of US$200,971 and US$189,424 as of December 31, 2023 and 2022) [1]	17	199,021	191,125

Total mezzanine equity		383,530	368,409

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares (US$0.00001 par value per share, 5,000,000,000 shares authorized as of December 31, 2023 and 2022; 474,621,603 shares issued and outstanding as of December 31, 2023 and 2022)[1]	20	21	21
Additional paid-in capital		358,187	403,103
Receivable from shareholders		—	(26,447)
Accumulated other comprehensive income		25,267	17,707
Accumulated deficit		(1,588,773)	(846,757)

Total shareholders' deficit attributable to ordinary shareholders		(1,205,298)	(452,373)
Noncontrolling interests		(5,404)	(642)
Total shareholders' deficit		(1,210,702)	(453,015)

Total liabilities, mezzanine equity and shareholders' deficit		1,584,678	1,371,952

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(All amounts in thousands, except for share and per share data)

		Year ended December 31,
	Note	2023	2022	2021
		US$	US$	US$
Revenues:	25
Sales of goods (including related parties amounts of US$3,432, US$23 and nil for the years ended December 31, 2023, 2022 and 2021, respectively)		660,158	1,186	369
Service revenues (including related parties amounts of US$12,573, US$8,344 and US$3,280 for the years ended December 31, 2023, 2022 and 2021, respectively)		18,850	8,371	3,318
Total revenues		679,008	9,557	3,687

Cost of revenues:
Cost of goods sold (including related parties amounts of US$549,893, US$839 and US$331 for the years ended December 31, 2023, 2022 and 2021, respectively)		(564,741)	(948)	(331)
Cost of services		(12,086)	(6,302)	(2,799)
Total cost of revenues		(576,827)	(7,250)	(3,130)

Gross profit		102,181	2,307	557

Operating expenses:
Research and development expenses (including related parties amounts of US$135,334, US$167,028 and US$345,655 for the years ended December 31, 2023, 2022 and 2021, respectively)		(368,729)	(445,844)	(511,364)
Selling and marketing expenses (including related parties amounts of US$40,531, US$6,964 and US$763 for the years ended December 31, 2023, 2022 and 2021, respectively)		(328,935)	(151,331)	(38,066)
General and administrative expenses (including related parties amounts of US$13,085, US$12,034 and US$2,782 for the years ended December 31, 2023, 2022 and 2021, respectively)		(144,533)	(148,369)	(54,763)
Government grants	2(z),16	4,077	55,824	490,694

Total operating expenses		(838,120)	(689,720)	(113,499)

Operating loss		(735,939)	(687,413)	(112,942)

Interest expenses		(10,200)	(8,542)	(3,615)
Interest income		9,204	12,188	6,219
Investment (loss) income, net		(1,162)	(3,246)	2,229
Share of results of equity method investments		(1,048)	(2,762)	—
Foreign currency exchange gains (losses), net		42	(11,505)	798
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk		(7,531)	(22,991)	(1,367)
Changes in fair values of put option liabilities		(2,508)	—	—

Loss before income taxes		(749,142)	(724,271)	(108,678)
Income tax expense	23	(1,113)	(292)	(1,853)
Net loss		(750,255)	(724,563)	(110,531)

Less: Net loss attributable to noncontrolling interests		(8,254)	(642)	—

Net loss attributable to ordinary shareholders		(742,001)	(723,921)	(110,531)

Accretion of Redeemable Convertible Preferred Shares		(15,121)	(910)	—

Net loss available to ordinary shareholders		(757,122)	(724,831)	(110,531)

Loss per ordinary share [1]
—Basic and diluted	24	(1.60)	(1.52)	(0.33)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share [1]
—Basic and diluted		474,621,603	475,805,054	334,127,181

Net loss		(750,255)	(724,563)	(110,531)

Other comprehensive income (loss):
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes		(8,650)	(893)	119
Foreign currency translation adjustment, net of nil income taxes		16,210	18,669	(843)

Total other comprehensive income (loss)		7,560	17,776	(724)

Total comprehensive loss		(742,695)	(706,787)	(111,255)
Less: Total comprehensive loss attributable to noncontrolling interests		(8,254)	(642)	—
Total comprehensive loss attributable to ordinary shareholders		(734,441)	(706,145)	(111,255)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(All amounts in thousands, except for share and per share data)

								Total
								shareholders’
						Accumulated		equity (deficit)
				Additional	Receivable	other		attributable to		Total
				paid-in	from	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares		capital	shareholders	income (loss)	deficit	shareholders	interests	equity (deficit)
		Number of shares[1]	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022		474,621,603	21	403,103	(26,447)	17,707	(846,757)	(452,373)	(642)	(453,015)
Cumulative effect of adoption of new accounting standard	2(j)	—	—	—	—	—	(15)	(15)	—	(15)
Balance as of January 1, 2023		474,621,603	21	403,103	(26,447)	17,707	(846,772)	(452,388)	(642)	(453,030)
Net loss		—	—	—	—	—	(742,001)	(742,001)	(8,254)	(750,255)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes		—	—	—	—	(8,650)	—	(8,650)	—	(8,650)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	16,210	—	16,210	—	16,210
Total comprehensive loss		—	—	—	—	7,560	(742,001)	(734,441)	(8,254)	(742,695)

Settlement of receivable from shareholders		—	—	—	26,447	—	—	26,447	—	26,447
Shareholder contribution related to the issuance of exchangeable notes	14	—	—	909	—	—	—	909	—	909
Deemed distribution to shareholders	12, 21	—	—	(31,672)	—	—	—	(31,672)	—	(31,672)
Accretion of Redeemable Convertible Preferred Shares	17	—	—	(15,121)	—	—	—	(15,121)	—	(15,121)
Contribution from non-controlling shareholders	22	—	—	968	—	—	—	968	3,492	4,460

Balance as of December 31, 2023		474,621,603	21	358,187	—	25,267	(1,588,773)	(1,205,298)	(5,404)	(1,210,702)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Continued)

(All amounts in thousands, except for share and per share data)

								Total
								shareholders’
								equity (deficit)
				Additional	Receivable	Accumulated other		attributable to		Total
				paid-in	from	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares		capital	shareholders	income (loss)	deficit	shareholders	interests	equity (deficit)
		Number of shares[1]	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2022		479,954,430	22	424,414	(106,210)	(69)	(122,836)	195,321	—	195,321
Net loss		—	—	—	—	—	(723,921)	(723,921)	(642)	(724,563)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes		—	—	—	—	(893)	—	(893)	—	(893)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	18,669	—	18,669	—	18,669
Total comprehensive loss		—	—	—	—	17,776	(723,921)	(706,145)	(642)	(706,787)
Settlement of receivable from shareholders		—	—	—	79,763	—	—	79,763	—	79,763
Re-designation of ordinary shares to Series Pre-A Preferred Shares	17	(5,332,827)	(1)	(13,024)	—	—	—	(13,025)	—	(13,025)
Shareholder contribution related to the issuance of exchangeable notes	14	—	—	8,135	—	—	—	8,135	—	8,135
Deemed distribution arising from reorganization under common control		—	—	(15,512)	—	—	—	(15,512)	—	(15,512)
Accretion of Redeemable Convertible Preferred Shares	17	—	—	(910)	—	—	—	(910)	—	(910)
Contribution from a non-controlling shareholder		—	—	—	—	—	—	—	149	149
Liquidation of a subsidiary		—	—	—	—	—	—	—	(149)	(149)
Balance as of December 31, 2022		474,621,603	21	403,103	(26,447)	17,707	(846,757)	(452,373)	(642)	(453,015)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Continued)

(All amounts in thousands, except for share and per share data)

								Total
								shareholders’
						Accumulated		equity (deficit)
				Additional	Receivable	other		attributable to		Total
				paid-in	from	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares		capital	shareholders	income (loss)	deficit	shareholders	interests	equity (deficit)
		Number of shares[1]	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2021		—	—	25,877	—	655	(10,425)	16,107	—	16,107
Net loss		—	—	—	—	—	(110,531)	(110,531)	—	(110,531)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes		—	—	—	—	119	—	119	—	119
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	(843)	—	(843)	—	(843)
Total comprehensive loss		—	—	—	—	(724)	(110,531)	(111,255)	—	(111,255)
Issuance of ordinary shares		479,954,430	22	417,958	(106,210)	—	—	311,770	—	311,770
Shareholder contribution in connection with the issuance of exchangeable notes	14	—	—	3,391	—	—	—	3,391	—	3,391
Capital contribution from shareholders		—	—	15,695	—	—	—	15,695	—	15,695
Dividends paid to a shareholder		—	—	—	—	—	(1,880)	(1,880)	—	(1,880)
Deemed distribution arising from reorganization under common control		—	—	(38,507)	—	—	—	(38,507)	—	(38,507)
Balance as of December 31, 2021		479,954,430	22	424,414	(106,210)	(69)	(122,836)	195,321	—	195,321

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(All amounts in thousands, except for share and per share data)

		Year ended December 31,
	Note	2023	2022	2021
		US$	US$	US$
Operating activities:
Net loss		(750,255)	(724,563)	(110,531)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation		54,957	12,790	2,056
Reduction in the carrying amount of operating lease right-of-use assets		20,056	15,413	5,638
Investment loss (income), net		1,162	3,246	(2,229)
Share of results of equity method investments		1,048	2,762	—
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk		7,531	22,991	1,367
Changes in fair values of put options		2,508	—	—
Share-based compensation expense		—	10,625	—
Deferred income tax expense		(126)	—	216
Non-cash interest expenses		1,620	8,167	3,615
Amortization of deferred income relating to government grants		—	(54,954)	(490,461)
Expected credit loss expenses		389	—	—
Warranty expenses		8,492	—	—
Net unrealized foreign currency exchange losses (gains)		1,466	10,192	(694)
Changes in operating assets and liabilities:
Accounts receivable – third parties		(75,265)	(111)	—
Accounts receivable – related parties		(14,356)	(2,976)	(89)
Inventories		(235,074)	(21,628)	(1,960)
Prepayments and other current assets – third parties		(20,268)	1,705	(41,369)
Prepayments and other current assets – related parties		(18,880)	405,176	83,160
Other non-current assets – third parties		(34,248)	(2,044)	(8,028)
Other non-current assets –related parties		(2,706)	—	—
Accounts payable – third parties		21,067	1,583	—
Accounts payable – related parties		335,307	5,975	—
Contract liabilities – third parties		42,393	6,286	1,934
Accrued expenses and other current liabilities – third parties		124,094	145,857	84,713
Accrued expenses and other current liabilities – related parties		89,876	(201,088)	401,327
Operating lease liabilities		(29,357)	(14,610)	(55,421)
Other non-current liabilities – third parties		81,728	16,147	251
Other non-current liabilities – related parties		(91)	1,640	—
Net cash used in operating activities		(386,932)	(351,419)	(126,505)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets		(213,714)	(133,345)	(34,590)
Proceeds from disposal of property, equipment and software		5,117	1,071	14
Payments for purchases of short-term investments		(38,254)	(300,662)	—
Proceeds from sales of short-term investments		37,428	289,587	—
Payments upon settlement of derivative instruments		—	(641)	—
Receipts of government grants related to assets		16,345	—	279,052
Payments for investments in equity investees		(5,059)	(3,114)	—
Proceeds from disposal of a subsidiary, net of cash disposed	1(f)	1,379	—	—
Loans to related parties		(1,227)	(2,310)	—
Net cash provided by (used in) investing activities		(197,985)	(149,414)	244,476

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Continued)

(All amounts in thousands, except for share and per share data)

		Year ended December 31,
	Note	2023	2022	2021
		US$	US$	US$
Financing activities:
Proceeds from issuance of ordinary shares		—	—	197,918
Proceeds from settlement of receivable from shareholders		26,139	76,147
Proceeds from issuance of Series Pre-A Preferred Shares	17	—	129,681	—
Proceeds from issuance of Series A Preferred Shares	17	—	187,734	—
Repayment of exchangeable notes for issuance of Series A Preferred Shares	17	—	(57,430)	—
Proceeds from issuance of convertible notes	15	25,297	75,037	23,445
Proceeds from issuance of exchangeable notes	14	27,883	378,964	125,039
Proceeds from issuance of mandatorily redeemable noncontrolling interest	18	—	—	6,299
Repayment of mandatorily redeemable noncontrolling interest	18	(11,554)	—	—
Receipts of refundable deposits in connection with the issuance of Series A Preferred Shares		—	28,945	—
Repayments of refundable deposits in connection with the issuance of Series A Preferred Shares		—	(28,628)	—
Payment for redemption of convertible notes	15	(5,648)	—	—
Receipts of refundable deposits in connection with the Private Investment in Public Equity (“PIPE”) investments	13	10,000	—	—
Capital contributions from shareholders		—	—	15,695
Dividends paid to a shareholder		—	—	(1,880)
Consideration payment in connection with reorganization		—	(50,794)	(1,663)
Capital contributions by noncontrolling interests		4,460	149	—
Repayments of loans to a related party		—	(9,844)	—
Proceeds from bank loans	10	481,176	28,170	—
Repayments of bank loans	10	(272,897)	—	—
Payments to a noncontrolling interest in the liquidation of a subsidiary		(148)	—	—
Net cash provided by financing activities		284,708	758,131	364,853
Effect of exchange rate changes on cash and restricted cash		(12,189)	(49,217)	2,943
Net increase (decrease) in cash and restricted cash		(312,398)	208,081	485,767
Cash and restricted cash at beginning of the year		739,533	531,452	45,685
Cash and restricted cash at end of the year		427,135	739,533	531,452
Reconciliation of cash and restricted cash:
Cash		418,941	736,605	531,452
Restricted cash, current		7,873	2,392	—
Restricted cash, non-current		321	536	—
Total cash and restricted cash		427,135	739,533	531,452
Supplemental information
Interest paid		8,086	471	—
Income taxes paid		1,152	1,763	62
Income taxes refund		(45)	(131)	(30)
Non-cash investing and financing activities:
Purchase of property, equipment and software and intangible assets included in accrued expenses and other current liabilities		71,064	108,045	18,321
Purchase of intangible assets through issuance of ordinary shares	7	—	—	116,041
Payable arising from reorganization under common control		—	—	36,844
Issuance of Series Pre-A Preferred Shares through conversion of a convertible note	17	—	23,445	—
Re-designation of ordinary shares into of Series Pre-A Preferred Shares	17	—	23,650	—
Accretion of Redeemable Convertible Preferred Shares	17	15,121	910	—
Investment securities obtained through conversion of a convertible note	26	—	11,316	—
Payable arising from a distribution agreement	21	22,296	—	—
Issuance of put option liabilities	12	9,376	—	—
Payable arising from deferred listing expenses		1,613	—	—

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION
(a)	Description of Business

Lotus Technology Inc. (“the Company”), an exempted company with limited liability, was incorporated in Cayman Islands, on August 9, 2021. The Company, through its wholly owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, “the Group”), is primarily engaged in the design, develop, and sales of luxury battery electric lifestyle vehicles (“BEV lifestyle models”) under the “Lotus” brand (“Lotus BEV business”) and the Group is also a distributor that sells luxury sports cars under the “Lotus” brand (“Lotus sports car business”) across the world. The Group also provides other sales and ancillary services to customers.

(b)Merger and recapitalization

On February 22, 2024 (the “Closing Date”), the Company consummated its merger with L Catterton Asia Acquisition Corp (“LCAA”) pursuant to a merger agreement dated January 31, 2023 (as amended and restated dated as of October 11, 2023, the “Merger Agreement”) by and among LCAA, the Company, a Cayman Islands exempted company, Lotus Temp Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub 1”), and Lotus EV Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company ( “Merger Sub 2”). Pursuant to the Merger Agreement, (i) Merger Sub 1 was merged with and into LCAA (the “First Merger”), with LCAA surviving the First Merger as a wholly-owned subsidiary of the Company (such company, as the surviving entity of the First Merger, “Surviving Entity 1”) and the shareholders of LCAA becoming shareholders of the Company, and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Surviving Entity 1 was merged with and into Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of the Company (such company, as the surviving entity of the Second Merger, “Surviving Entity 2”) (collectively, the “Merger Transaction” or “Business Combination”).

Upon the consummation of the Merger Transaction,

(i)All ordinary shares of the Company held by all existing shareholders of the Company before the Merger Transaction were recapitalized into 474,621,603 ordinary shares using recapitalization factor of 0.2215 (“Recapitalization Factor”). All applicable share and per share amounts in the consolidated and combined financial statements have been retrospectively adjusted to reflect the effects of the recapitalization (“Recapitalization”);
(ii)All the preferred shares of the Company that were issued and outstanding immediately prior to the effective time of the First Merger were converted to the Company ordinary share on a one-for-one basis (the “Preferred Share Conversion”) and recapitalized into 68,228,526 ordinary shares using the Recapitalization Factor. All applicable share and per share amounts in the consolidated and combined financial statements have been retrospectively adjusted to reflect the effects of the Recapitalization;
(iii)35,849,458 ordinary shares were issued to a number of investors (the “PIPE Investors”) for a total consideration of US$358,495 (the “PIPE Investments”);
(iv)36,597,038 ordinary shares were issued to WFOE Exchangeable Notes Holder following the settlement of the outstanding principal amount of the WFOE Exchangeable Notes to WFOE Exchangeable Notes Holder;
(v)577,456 ordinary shares were issued to Momenta Global Limited pursuant to the conversion of Momenta Note;
(vi)2,433,912 ordinary shares were issued to a number of Pre-IPO Notes investors pursuant to the conversion of Pre-IPO Notes;
(vii)50,000,000 ordinary shares were issued to Meritz Securities Co., Ltd. (“Meritz”) for a total consideration of US$500,000, concurrent with the issuance of put option and call options as mentioned in note 13. The gross proceeds of US$500,000 received was deposited in a collateral account and invested in the treasury securities;

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(viii)8,427,821 ordinary shares were issued to then holders of Class A ordinary shares of LCAA, including 1,265,103 Class A ordinary shares of LCAA held by public shareholders and 7,087,718 Class A ordinary share of LCAA held by LCA Acquisition Sponsor LP (the “Sponsor”) and 75,000 Class A ordinary shares of LCAA held by the directors and officers of LCAA, among which all or a portion of (as reasonably determined by the Company in good faith) 20% of the ordinary shares held by the Sponsor will remain unvested upon the consummation of the Merger Transaction and become vested upon each occurrence of (a) the commencement or official announcement of any business collaboration facilitated by Sponsor or its affiliates (including, without limitation, in connection with product development, marketing, customer engagement, retail space, and technology infrastructure development), or (b) an approved commitment to invest in the Company or one of its subsidiaries by an investor introduced or facilitated by Sponsor or its affiliate, in each case, within eighteen months following the Closing Date;
(ix)9,550,246 warrants were issued to the then public shareholders of LCAA in exchange for the warrants held by public shareholders of LCAA (the “Public Warrants”), and 5,486,784 warrants were issued to the Sponsor in exchange for warrants held by the Sponsor (the “Sponsor Warrants”). Each Public Warrant and Sponsor Warrant can be exercised at an exercise price of US$11.50 in exchange for one ordinary share of the Company.

Pursuant to the Mergers above stated, LCAA was considered as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Company represented a continuation of its operations with the Mergers treated as the equivalent of the Company issuing shares for the net assets of LCAA, accompanied by a recapitalization. The net assets of the Company are stated at historical cost, with no goodwill or other intangible assets recorded.

The ordinary shares of the Company and the Public Warrants are listed on the Nasdaq Stock Market LLC, or “Nasdaq,” under the trading symbols “LOT” and “LOTWW,” respectively, on February 23, 2024.

(c)History of the Group and basis of presentation

The Group’s Lotus BEV business, founded in 2018, was carried out by Zhejiang Geely Holding Group (“Geely Holding”) through its subsidiaries, including Wuhan Lotus Cars Co., Ltd. (“Wuhan Lotus Cars”) and the Lotus BEV business unit of Ningbo Geely Automobile Research & Development Co., Ltd. (“Ningbo Geely R&D”) incorporated in the People’s Republic of China (“PRC”), Lotus Tech Creative Centre Limited (“Lotus Tech UK”) incorporated in United Kingdom (“UK”) and Lotus Tech Innovation Centre GmbH (“Lotus GmbH”) incorporated in Germany, which were all ultimately controlled by Mr. Li Shufu.

On August 9, 2021, the Company was incorporated as a limited liability company in the Cayman Islands, and Lotus Advanced Technology Limited Partnership (“Founders Offshore Vehicle”) subscribed for 191,981,772 ordinary shares on August 9, 2021. On July 30, 2021, Ming Jun Holdings Limited owned by Mr. Li Shufu, Yin Qing Holdings Limited, Xing Rong Holdings Limited and Jing Can Holdings Limited (the “Four Core Investors”) in the Founders Offshore Vehicle signed an agreement (later joined by State Rainbow Investments Limited and Radiant Field Investments Limited) under which Yin Qing Holdings Limited, Xing Rong Holdings Limited, Jing Can Holdings Limited, State Rainbow Investments Limited and Radiant Field Investments Limited agreed to act in concert with Ming Jun Holdings Limited. Therefore, Mr. Li Shufu has the majority voting right and controlled the Founders Offshore Vehicle.

On December 29, 2020, Geely Holding and Ningbo Juhe Yinqing Enterprise Management Consulting Partnership (Limited Partnership) (“Founders Onshore Vehicle”) incorporated Wuhan Lotus Technology Limited Company (“WFOE”). WFOE was 60% owned by Geely Holding and 40% owned by Founders Onshore Vehicle. Both Geely Holding and Founders Onshore Vehicle are controlled by Mr. Li Shufu.

On September 24, 2021, Etika Automotive SDN BHD (“Etika”), through its subsidiary in Hong Kong, Lotus Advanced Technology Limited (“Lotus HK”), subscribed for 33.33% equity interest in WFOE, while Geely Holding and Founder Onshore Vehicle subscribed disproportionally. Upon the closing, Geely Holding, Etika, and Founders Onshore Vehicle held 22.22%, 33.33% and 44.45%, respectively, equity interest in WFOE.

On November 11, 2021, the Company issued 143,986,329 ordinary shares to Etika through exchange of 100% equity interest in Lotus HK held by Etika. Lotus HK also acquired all the equity interest in WFOE held by Geely Holding and Founder Onshore Vehicle on December 15, 2021.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

On November 11, 2021, the Company issued 95,990,886 ordinary shares to Lotus Technology International Investment Limited, ultimately 100% owned by Geely Holding.

Through a series of reorganization steps (the “Reorganization”), including transferring the assets and employees in the Lotus BEV business unit of Ningbo Geely R&D into Wuhan Lotus Cars and transferring the equity of Wuhan Lotus Cars to the WFOE, the Company gained control over WFOE through Lotus HK on December 15, 2021. The equity interests of Lotus Tech UK and Lotus GmbH were also transferred to the Group on December 29, 2021 and June 24, 2022, respectively.

On November 4, 2021, the Group entered into trademark licenses agreements with a related party, Group Lotus Limited, a wholly owned subsidiary of Lotus Group International Limited (“LGIL”), which is ultimately controlled by Mr. Li Shufu. Pursuant to this agreement, the Group received the “Lotus” trademark licenses for as long as the Group conducts the business in relation to lifestyle vehicles (excluding sports car). The Group issued 47,995,443 ordinary shares as consideration for such trademark licenses.

The above Reorganization was completed on June 24, 2022. The Reorganization consists of transferring the Lotus BEV business to the Group. Before and after the Reorganization, the Lotus BEV business were ultimately controlled by Mr. Li Shufu. Accordingly, the Reorganization is accounted for under common control transaction. Therefore, the accompanying consolidated and combined financial statements include the assets, liabilities, revenue, expenses and cash flows of Lotus BEV business for the periods presented and are prepared as if the corporate structure of the Group after the Reorganization had been in existence throughout the periods presented.

As mentioned in note 21, on January 31, 2023, the Group entered into a distribution agreement with Lotus Cars Limited (“LCL”), a wholly owned subsidiary of LGIL and ultimately controlled by the Controlling Shareholder of the Company, pursuant to which, the Group was appointed as the exclusive global distributor (excluding in the United States of America) to distribute certain models of vehicles produced by LCL and to provide after-sale services and brand, marketing and public relations for such vehicles.

(d)VIE Reorganization

Historically, the Company conducted its value-added telecommunication services operation in Chinese mainland through the VIE and VIE’s subsidiaries, with which WFOE, the Company’s wholly owned subsidiary, the VIE and the VIE’s nominee equity holders entered into certain contractual arrangements (“VIE Arrangements”). Since early 2023, the Group has implemented a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, the WFOE, the VIE and nominee equity holders of the VIE entered into a series of agreements (“VIE Restructuring Agreements”), pursuant to which, i) WFOE acquired 100% equity interest in Sanya Lotus Venture Capital Co., Ltd. (“Sanya Lotus”) and Hangzhou Lotus Technology Service Co., Ltd. (“Hangzhou Lotus”), subsidiaries of the VIE, in February 2023; ii) all the VIE’s assets and liabilities (excluding ICP license), business contracts, intellectual properties and employees were transferred to a subsidiary of WFOE at nil consideration; iii) the VIE Arrangements were terminated on June 30, 2023.

The Group concludes that the Restructuring does not represent a strategic shift, nor it will have a major effect on the Group’s operations and financial results.

(e)VIE

Prior to the Restructuring as described in note 1(d), the Company’s subsidiary, WFOE has entered into contractual arrangements with Wuhan Lotus E-commerce Co., Ltd. (“VIE”) and their respective shareholders, through which, the Company exercises control over the operations of the VIE and the VIE’s subsidiaries (collectively the “VIEs”). The VIEs are primarily engaged in the provision of value-added telecommunication services.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The equity interests of the VIE are legally held by Mr. Li Shufu, Mr. Feng Qingfeng, Mr. Li Donghui and Mr. Liu Bin, who acted as the nominee equity holders of the VIE on behalf of the WFOE. On August 9, 2021, the Company’s wholly owned subsidiary, WFOE, the VIE and the VIE’s nominee equity holders entered into a contractual agreement, which was replaced by a series of contractual arrangements entered into by and among the WFOE, the VIE and the nominee equity holders on March 8, 2022, including (i) Exclusive Consulting and Service Agreement, (ii) Exclusive Purchase Option Agreement, (iii) Equity Pledge Agreement, (iv) Powers of Attorney and (v) Spousal Consent Letters.

The above agreements are collectively referred to as VIE Arrangements. Through the VIE Arrangements, the nominee equity holders of the VIE had granted all their legal rights including voting rights and disposition rights of their equity interests in the VIE to the WFOE. The nominee equity holders of the VIE did not participate in income and loss and did not have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. Accordingly, the VIE was considered a variable interest entity.

Because the WFOE has (i) the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the right to receive benefits of the VIE that could potentially be significant to the VIE. Thus, WFOE is the primary beneficiary of the VIE.

Under the terms of the VIE Arrangements, the Company, through the WFOE has (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the Exclusive Consulting and Service Agreement; (ii) the right to unconditionally receive all dividends or interest declared by the VIE and all of the assets of the VIE; (iii) the right to receive the benefits of the VIE through its exclusive option to acquire 100% of the equity interests in the VIE, to the extent permitted under respective laws and regulations. Accordingly, the financial statements of the VIE are included in the Company’s consolidated and combined financial statements.

Under the terms of the VIE Arrangements, the VIE’s nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company through WFOE. All of the deficit (net liabilities) and net loss of the VIEs are attributed to the Company through WFOE.

The principal terms of the VIE Arrangements are as follows:

Exclusive Consulting and Service Agreement

Pursuant to the Exclusive Consulting and Service Agreement, WFOE has agreed to provide to the VIE with comprehensive consulting services and other services, including but not limited to licensing to VIE intellectual property rights legally owned by WFOE; development, installation, maintenance and update of website, apps, network and system involved in VIE’s business; providing VIE with software and software technology and solutions; technical support and training for employees of VIE; assisting VIE in market research, business planning and strategies; providing marketing and promotion services, customer management, finance management and other related services. VIE and VIE’s subsidiaries (together as VIEs) shall pay WFOE service fees at the amount of 100% of the total consolidated profit of VIEs, after deduction of any accumulated deficit of the VIEs in respect of the preceding financial year(s), necessary operating costs, expenses and taxes. Notwithstanding the foregoing, the WFOE may adjust the amount of the services fee according to services provided by WFOE to VIEs, the VIE’s operational conditions and development needs. The WFOE shall calculate the service fee on a quarterly basis and issue a corresponding invoice to the VIEs. The VIEs must make the payment to the WFOE within ten business days of receiving such invoice. In addition, absent the prior written consent of the WFOE, during the term of the Exclusive Consulting and Service Agreement, with respect to the services provided under the Exclusive Consulting and Service Agreement, the VIEs shall not accept the same or any similar services provided by any third party. The Exclusive Consulting and Service Agreement also provides that the WFOE has the exclusive proprietary rights to and interests in any and all intellectual property rights developed and created by the VIEs during the performance of the Exclusive Consulting and Service Agreement. The Exclusive Consulting and Service Agreement shall remain in effect permanently unless otherwise terminated by the WFOE. During the term of the Exclusive Consulting and Service Agreement, VIE shall not terminate the agreement for whatsoever reasons.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Exclusive Purchase Option Agreement

Under the Exclusive Purchase Option Agreement, the nominee equity holders of VIE irrevocably and exclusively granted WFOE or its designee an option to purchase their equity interest in VIE at the price equal to the minimum amount of consideration permitted by PRC law. The nominee equity holders of VIE should refund any amount that is paid by the WFOE or its designee in connection with the purchased equity interest in a way permitted by PRC law. The nominee equity holders of VIE also granted WFOE or its designee an option to purchase all or a portion of the assets of VIE for the minimum amount of consideration permitted by PRC law. The nominee equity holders of VIE agreed not to transfer or mortgage any equity interest in or dispose of or cause the management to dispose of any assets of VIE without the prior written consent of WFOE. The Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests held by the nominee equity holders of VIE and all of the assets in VIE have been acquired by WFOE or its designee.

Equity Pledge Agreement

Under the Equity Pledge Agreement, the nominee equity holders of VIE pledged their respective equity interest in VIE to WFOE to guarantee the performance of contractual obligations and the payment of debts under the Exclusive Consulting and Service Agreement the nominee equity holders of VIE further agreed not to transfer or pledge their equity interests in VIE without the prior written consent of WFOE. The Equity Pledge Agreement will remain binding until all the contractual obligations of the nominee equity holders of VIE and the VIEs under the Exclusive Consulting and Service Agreement have been fully performed and all the outstanding debts of the nominee equity holders of VIE and the VIEs under the Exclusive Consulting and Service Agreement have been fully paid, or all of their equity interests in VIE have been acquired by WFOE or its designee. Registration of the equity pledge with competent PRC regulatory authority has been completed.

Powers of Attorney

Pursuant to the Powers of Attorney entered into by each of the nominee equity holders of VIE, the nominee equity holders of VIE unconditionally and irrevocably appointed the directors of WFOE’s direct or indirect shareholder(s) or WFOE’s other designated persons as their sole attorney-in-fact to exercise all equity holder rights, including, but not limited to, the right to attend shareholders’ meetings of the VIEs and sign any shareholders resolutions of the meetings on behalf of the nominee equity holder, to exercise all shareholders’ rights in accordance with the PRC laws and regulations and the articles of association of the VIEs, including but not limited to the shareholders’ voting rights, the rights to sale, transfer, pledge or disposal of all or any part of the equity interests in VIE, to appoint the legal representative, director, supervisor and other senior management personnel of VIE, the right to sign any document, meeting minutes and file documents with the competent PRC regulatory authority and the voting rights with respect to VIE’s bankruptcy. The powers of attorney will remain effective until such nominee equity holders cease to be nominee equity holders of the VIE or the WFOE notifies the nominee equity holder of VIE to terminate the relevant powers of attorney.

Spousal Consent Letters

The spouses of each of nominee equity holders signed Spousal Consent Letters. Under the Spousal Consent Letters, the signing spouse unconditionally and irrevocably agreed that the equity interest in VIE which is held by and registered under the name of her spouse will be disposed of pursuant to the abovementioned Equity Pledge Agreement, Exclusive Purchase Option Agreement, Exclusive Consulting and Service Agreement and Powers of Attorney. Moreover, the spouse confirmed she has no rights, and will not assert in the future any right, over the equity interests in VIE held by her spouse. In addition, in the event that the spouse obtains any equity interest in VIE held by her spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Company relies on the VIE Arrangements to operate and control VIEs. All of the VIE Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration under PRC laws. Accordingly, these agreements would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit the Company’s ability to enforce these VIE Arrangements. In the event that the Company is unable to enforce these VIE Arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these VIE Arrangements, it would be difficult to exert effective control over VIEs, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above VIE Arrangements were legally binding and enforceable and did not violate current PRC laws and regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, if the PRC government finds that the VIE Arrangements do not comply with its restrictions on foreign ownership of businesses, or if the PRC government otherwise finds that the Company’s corporate structure and contractual arrangements are in violation of local laws or regulations or lack the necessary permits or licenses to operate the Company’s business, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of such entities;
●	discontinuing or restricting the operations or the Group’s right to collect revenues;
●	imposing fines or confiscating any of VIEs’ income that they deem to have been obtained through illegal operations;
●	imposing conditions or requirements with which the Group’s subsidiaries or the VIEs may not be able to comply;
●	requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements and deregistering equity pledges made by the nominee equity holders of the VIEs, which in term would affect the ability to consolidate, derive economic interests from, or exert effective control over the VIEs;
●	restricting or prohibiting the Company’s use of the proceeds of overseas offering to finance the business and operations in Chinese mainland; or
●	taking other regulatory or enforcement actions that could be harmful to the business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIEs or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs in its consolidated and combined financial statements.

The Company’s involvement with the VIEs under the VIE Arrangements affected the Company’s consolidated financial position, consolidated and combined results of operations and cash flows as indicated below.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Pursuant to the Restructuring, the Group ceased to consolidate the VIE on June 30, 2023. The following consolidated assets and liabilities information of the Group’s VIEs as of December 31, 2022, and consolidated revenues, net loss and cash flow information for the years ended December 31, 2023, 2022 and 2021 have been included in the accompanying consolidated and combined financial statements. All intercompany transactions and balances with the Company, and its subsidiaries, prior to the Restructuring, have been eliminated upon consolidation.

As of December 31,
2022
US$
Cash	156,571
Inventories	108
Prepayments and other current assets – third parties	2,313
Total current assets	158,992
Property, equipment and software, net	14,189
Operating lease right-of-use assets	12,388
Other non-current assets	1,122
Total assets	186,691
Amounts due to inter-companies(i)	10,551
Operating lease liabilities – third parties	716
Accrued expenses and other current liabilities – third parties	35,254
Accrued expenses and other current liabilities – related parties	801
Mandatorily redeemable noncontrolling interest	11,381
Total current liabilities	58,703
Operating lease liabilities – third parties	1,662
Exchangeable notes(ii)	71,792
Convertible notes(ii)	76,770
Total liabilities	208,927
(i)As of December 31, 2022, amounts due to inter-companies represent the payables that the VIEs had with the Company’s subsidiaries, which were eliminated in the Company’s consolidated and combined financial statements.
(ii)As of December 31, 2022, the exchangeable notes of US$71,792 was guaranteed by the WFOE and the convertible notes of US$76,770 was guaranteed by the Company and the WFOE.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

	From January 1, 2023	Year ended	Year ended
	to the completion of	December 31,	December 31,
	the Restructuring	2022	2021
	US$	US$	US$
Revenues	—	—	—
Net loss(i)	(74,137)	(52,431)	(8,737)
Net cash used in operating activities(ii)	(8,281)	(8,869)	(7,993)
Net cash used in investing activities	(38,400)	(5,630)	—
Net cash(used in) provided by financing activities(iii)	(107,317)	137,876	55,951
Effect of exchange rate changes on cash	(2,573)	(15,900)	1,136
Net decrease in cash	(156,571)	107,477	49,094
Cash at beginning of the period/year	156,571	49,094	—
Cash at end of the period/year	—	156,571	49,094
(i)	Net loss includes other expenses of US$56,752 and nil and nil arising from the transfer of VIE’s assets and liabilities to a subsidiary of WFOE for period between January 1, 2023 and the completion of the Restructuring, and the years ended December 31, 2022 and 2021, respectively, which were eliminated upon consolidation.
(ii)	Net cash used in operating activities includes amounts of US$88,423, US$3,348 and nil paid to the Company’s subsidiaries and amounts of US$86,697, US$34 and nil provided by the Company’s subsidiaries for period between January 1, 2023 and the completion of the Restructuring, and the years ended December 31, 2022 and 2021, respectively, which were eliminated upon consolidation.
(iii)	Net cash (used in) provided by financing activities includes amounts of US$158,509, US$10,611 and US$11,055 paid to the Company’s subsidiaries and amounts of US$32,715, nil and nil provided by the Company’s subsidiaries for period between January 1, 2023 and the completion of the Restructuring, and the years ended December 31, 2022 and 2021, respectively, which were eliminated upon consolidation.

In accordance with the VIE Arrangements, the Company has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for paid-in-capital of US$155 as of December 31, 2022. Except for the exchangeable notes of US$71,792 guaranteed by the WFOE and the convertible notes of US$76,770 guaranteed by the Company and the WFOE as of December 31, 2022 as mentioned above, the creditors of VIEs do not have recourse to the general credit of the Company and its subsidiaries. During the years ended December 31, 2022 and 2021 and the period between January 1, 2023 and the completion of the Restructuring presented, the Company and its subsidiaries provided financial support to VIEs that they were not previously contractually required to provide in the form of advances. To the extent VIEs require financial support, the Company may, at its option and to the extent permitted under local laws, provide such support to VIEs through entrustment loans to VIEs.

The unrecognized revenue-producing assets that are held by the VIEs comprise of internet content provider license (“ICP license”), internally developed software and intellectual property, patents and other licenses, which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(f)Disposal of a subsidiary

On June 30, 2023, the Company disposed a subsidiary to a third party for cash consideration of US$1,385. The carrying amount of the net liabilities of the subsidiary on the disposal date was as follows:

US$
Cash	6
Inventories	158
Accounts receivable	1,131
Prepayments and other current assets	1,279
Property, equipment and software, net	2,784
Operating lease right-of-use assets	5,585
Other non-current assets	510
Short‑term borrowings	(2,365)
Accounts payable	(1,298)
Accrued expenses and other current liabilities	(4,684)
Operating lease liabilities	(5,409)
Net liabilities	(2,303)

Between February to June 2023, the Group provided one-year loans with aggregated principal amounts of US$2,346 bearing interest rate of 3.65% to the disposed subsidiary. Upon the disposal, the Group recognized the loan receivables of US$2,365, which were collected in August 2023.

The excess of cash consideration over the net liabilities derecognized was recognized in “Investment (loss) income, net” of US$3,756 in the consolidated and combined statements of comprehensive loss for the year ended December 31, 2023.

The Group concludes that the disposal does not represent a strategic shift, nor it will have a major effect on the Group’s operations and financial results.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation

The accompanying consolidated and combined financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated and combined financial statements are presented in United States dollar (“US$”), rounded to the nearest thousand.

These consolidated and combined financial statements have been prepared in accordance with U.S. GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

The Group has incurred losses since its inception. As of December 31, 2023, the Group had an accumulated deficit of US$1,588,773 and net current liabilities of US$873,569. In addition, the Group recorded net cash used in operating activities in the amount of US$386,932 for the year ended December 31, 2023.

Historically, the Group had relied principally on proceeds from the issuance of redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings to finance its operations and business expansion. The Company will require additional liquidity to continue its operations over the next 12 months.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Group is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining additional loans from banks or related parties and renewal of existing loans when they are due, equity financing, entering into other financing arrangements, and restructuring of operations to grow revenues and decrease expenses. However, given the impact of the uncertainty of global economic and global financial markets, the Group may be unable to access further debt or equity financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These consolidated and combined financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Group were unable to continue as a going concern.

(b)	Principles of Consolidation

The consolidated and combined financial statements presented herein include the financial statements of the Company, its subsidiaries, the VIE for which WFOE is the primary beneficiary, and the VIE’s subsidiaries. All intercompany transactions and balances have been eliminated.

(c)	Use of Estimates

The preparation of the consolidated and combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated and combined financial statements and accompanying notes. Significant items subject to estimates and assumptions include, but not limited to, standalone selling price of each distinct performance obligation in revenue recognition, lower of cost and net realizable value of inventories, the provision of credit losses of financial assets, useful lives and recoverability of property, equipment and software, recoverability of intangible assets with indefinite useful lives, valuation allowance of deferred tax assets, determination of incremental borrowing rates for leases, estimated product warranties reserve, and fair value determination of i) exchangeable notes; ii) convertible notes; iii) mandatorily redeemable noncontrolling interest; iv) put option liabilities; and v) share-based compensation arrangements. Actual results could differ from those estimates, and as such, differences may be material to the consolidated and combined financial statements.

(d)	Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(e)	Cash

Cash consists of cash on hand and cash at bank. The Group does not have any cash equivalents as of December 31, 2023 and 2022.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Cash on hand and cash at bank deposited in financial institutions at various locations are as follows:

	As of December 31,
	2023	2022
	US$	US$
Cash balances include deposits in:

Financial institutions in the mainland of the PRC
− Denominated in Chinese Renminbi (“RMB”)	381,890	547,301
− Denominated in United States Dollars (“US$”)	7,232	165,068
− Denominated in Great Britain Pound (“GBP”)	127	2,984
− Denominated in Euro Dollar (“EUR”)	361	347
Total cash balances held at the PRC financial institutions	389,610	715,700

Financial institutions in United Kingdom (“UK”)
− Denominated in GBP	11,871	5,778
− Denominated in USD	794	—
− Denominated in EUR	4,969	—
− Denominated in RMB	161	—
Total cash balances held at UK financial institutions	17,795	5,778

Financial institutions in Netherlands
− Denominated in GBP	11	18
− Denominated in EUR	5,035	8,899
− Denominated in other currencies	58	—
Total cash balances held at Netherlands financial institutions	5,104	8,917
Financial institutions in Germany
− Denominated in EUR	2,149	5,347
Total cash balances held at German financial institutions	2,149	5,347

Total cash balances held at financial institutions in other jurisdictions	4,283	862

Total cash balances held at financial institutions	418,941	736,604

Cash on hand	—	1

Total cash balances	418,941	736,605

(f)	Restricted Cash

Cash that is restricted for withdrawal or use is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash mainly represents deposits made to banks to secure bank acceptance notes, a letter of guarantee, and deposits made to landlords for certain long-term leases.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(g)	Derivative financial instruments

The Group selectively uses financial instruments to manage market risk associated with exposure to fluctuations in foreign currency rates with foreign exchange forwards, which are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets. The Group’s derivative instruments are not qualified for hedge accounting, thus changes in fair value are recognized in the consolidated and combined statements of comprehensive loss.

As of December 31, 2023 and 2022, the Group’s derivative instruments were US$67 and nil, respectively, included in “prepayments and other current assets – third parties, net”. The Group recorded the derivative instruments’ fair value gain of US$67, loss of US$2,653 and gain of US$2,229 in “Investment income (loss), net” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

(h)	Short-term investments

The Group’s short-term investments represent investments in a convertible note and wealth management products.

The Group has elected the fair value option to account for an investment in a convertible note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Group recorded the fair value gain of nil, US$1,316 and nil in “Investment (loss) income, net” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively. There was no balance outstanding as of December 31, 2023 and 2022.

The Group’s investments in wealth management products are redeemable at the option of the Group on any working day. The Group elects the fair value option at the date of initial recognition and carries these investments at fair value, since the Group believes the fair value option best reflects the economics of the underlying transactions. Changes in the fair value of these investments are reflected in the consolidated and combined statements of comprehensive loss as “Investment (loss) income, net”. The Group recorded the fair value gain of US$97, US$996 and nil in “Investment income (loss), net” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively. There was no balance outstanding as of December 31, 2023 and 2022.

(i)	Investment securities

The Group invests in marketable equity securities, which are classified as investments with readily determinable fair values and reported at fair value in the consolidated balance sheets. The unrealized gains and losses on equity securities are reflected in the consolidated and combined statements of comprehensive loss as “Investment (loss) income, net”. As of December 31, 2023 and 2022, the Group’s equity securities were US$3,326 and US$8,411, respectively. The Group recorded the fair value loss of US$5,085, US$2,905 and nil in “Investment (loss) income, net” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

(j)	Accounts Receivable and expected credit losses

Accounts receivable is recognized in the period when the Group has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated and combined statements of cash flows. The Company maintains a specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Accounts receivable balances are reviewed by management individually. Management considers various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance.

Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance sheet credit exposure related to its customers. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The new accounting standard does not apply to loans and receivables between entities under common control. The Group adopted the ASC 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach with accumulative effect recorded as an increase of accumulated deficit in the amount of US$15.

The Group assessed that accounts receivable, other receivables, loan receivables, short-term and long-term deposits are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and suppliers, and the related accounts receivable, loan receivables, other current assets and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, etc. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

The Company considers historical credit loss rates for each category of deposits and other receivables and also considers forward looking macroeconomic data in making its loss accrual determinations.

(k)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on specific identification or the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(l)	Equity investments

The Group applies the equity method to account for equity interests in investees over which the Group has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. There was no equity method goodwill recognized.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(m)	Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any.

Depreciation on property, equipment and software is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Machinery and R&D equipment	3 – 10 years
Molds and tooling	5 – 10 years
Motor vehicles	2 – 5 years
Office and electronic equipment	3 – 5 years
Purchased software	3 – 10 years
Leasehold improvements	The shorter of estimated useful life of the assets and lease terms

Construction in progress represents property and equipment under construction. Construction in progress is transferred to property and equipment and depreciation commences when an asset is ready for its intended use.

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred.

(n)	Operating Leases

The Group determines if an arrangement is or contains a lease at its inception. All of the Group’s leases are operating leases.

The Group recognizes lease liabilities and right-of-use (“ROU”) assets at lease commencement date. Lease liabilities are measured at the present value of unpaid lease payments at the lease commencement date and are subsequently measured at amortized cost using the effective-interest method. Since the Group’s leases do not provide an implicit rate, the Group uses its own incremental borrowing rate in determining the present value of unpaid lease payments. The incremental borrowing rate was determined based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The incremental borrowing rate is primarily influenced by the risk-free interest rate of China and the US, the Company’s credit rating and lease term, and is updated for measurement of new lease liabilities.

ROU assets are initially measured at cost, which consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Group. Variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Group has elected not to recognize ROU assets and lease liabilities for short-term leases (i.e. leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise). As a practical expedient, the Group has elected that for all leases, where it is the lessee, not to separate non-lease components from lease components and instead to account for all lease and non-lease components associated with each lease as a single lease component.

If a lease is modified and that modification is not accounted for as a separate contract, the classification of the lease is reassessed as of the effective date of the modification based on its modified terms and conditions and the facts and circumstances as of that date.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(o)	Intangible Assets

Intangible assets with indefinite useful lives represent acquired license plates and trademark licenses since the Group has the right and the intention to continue to use the license plates and trademark licenses for as long as the Group conducts the business in relation to lifestyle vehicles (excluding sports car). The Group evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized but tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

(p)	Land use rights

Land use rights in Chinese mainland represents an exclusive right to occupy, use and develop a piece of land during the contractual term of the land use right. The cost of a land use right is usually paid in one lump sum at the date the right is granted. The prepayment usually covers the entire period of the land use rights. Land use rights are recorded in operating lease right-of-use assets with lease term of 40 years to 50 years.

(q)	Impairment of Long-lived Assets and intangible assets with indefinite lives

Long-lived assets, including property, equipment and software and ROU assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets or asset group by comparing the carrying value of the assets or asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the assets or asset group and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets or asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the assets or asset group over the fair value of the assets or asset group. No such impairment losses were recorded for the years ended December 31, 2023, 2022 and 2021.

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value of the intangible asset and performs a quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. The Group did not record any impairment charges for the years ended December 31, 2023, 2022 and 2021.

(r)	Value Added Taxes

Entities that are VAT general taxpayers are permitted to offset qualified input VAT paid to suppliers against their output VAT upon receipt of appropriate supplier VAT invoices on an entity by entity basis. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities, usually on a monthly basis; whereas when the input VAT exceeds the output VAT, the difference is treated as VAT recoverable which can be carried forward indefinitely to offset future net VAT payables or be refunded upon application. VAT related to purchases and sales which have not been settled at the balance sheet date is disclosed separately as an asset and liability, respectively, in the consolidated balance sheets.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(s)Warranties

The Group provides standard warranties on BEV lifestyle models based on the contracts with its customers at the time of sale of BEV lifestyle models. The Group accrues a warranty reserve for the new BEV lifestyle models sold by the Group, which included the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on the estimates of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued expenses and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of revenues in the consolidated and combined statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide assurance-type warranty to customers that ensures that products will function as intended and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. The Group also provides lifetime warranty subject to certain conditions through a vehicle sales contract. The lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606.

The following table shows the movement of warranty reserve:

Year Ended
December 31, 2023
Warranty at beginning of the year	—
Additions	8,492
Utilization	(1,499)
Foreign currency translation adjustment	29
Accrued warranty at end of the year	7,022
Including: Current portion of warranty	483
Non-current portion of warranty	6,539

For the years ended December 31, 2022 and 2021, nil warranty provision was recognized.

(t)	Fair Value Measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(u)	Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to customers. Control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates overall contract price to each distinct performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices for each individual distinct performance obligation identified based on the observable prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information, the data utilized, and considering the Group’s pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may affect revenue recognition.

When either party to a contract has performed, the Group presents the contract on the consolidated balance sheets as a contract asset, a receivable or a contract liability.

A contract asset is recorded when the Group transfers a good or service to the customer before being unconditionally entitled to the consideration under the payment terms set out in the contract. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents a contract liability when the payment is received or receivable. A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The Group generates revenue from sales of vehicles and any bundled products and services to end-users and distributors. The Group also generates revenue from provision of automotive design and development services to various automobile manufacturers. Further details of the Group’s revenue recognition policies are as follows:

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Sales transactions with end-users

Sales of BEV lifestyle models

The Group started to deliver BEV lifestyle models to customers in March 2023. In certain countries, the Group sells BEV lifestyle models together with a number of bundled products and services. In those cases, the contracts with the customers include multiple distinct goods and services which are accounted for as separate performance obligations, including household charging pile or charging card with a specified spending amount (at the option of the customers), premium version of intelligent driving system and its subsequent upgrades, unlimited free battery charging in specified super charging stations operated by the Group for a specified period, lifetime warranty, maintenance services for a specified period and lifetime vehicle internet connection services.

Transaction price is allocated to each performance obligation based on the relative standalone selling price and the allocated price is recognized as revenue as follows:

i.	Revenue from Eletre is recognized at a point in time when the control of Eletre is transferred to the customer, which is the point in time when the customer takes possession of and accepts the vehicle.
ii.	Revenue from the installed premium intelligent driving system is recognized when the functionality is activated, and the portion related to upgrades is recognized ratably over the estimated period of vehicle usage by the customer.
iii.	Revenue from household charging pile is recognized at a point in time when the charging pile is installed at customer’s designated location.
iv.	Revenue from charging cards is recognized when the customer uses the card to redeem for charging services.
v.	Revenue from free battery charging service is recognized ratably over the specified service period of vehicle usage by the customer.
vi.	Revenue from lifetime warranty is recognized ratably over the estimated extended warranty period with reference to the standard warranty offered by the Group in other vehicles sales.
vii.	Revenue from maintenance services is recognized over the service period based on the number of maintenance services delivered to date relative to the estimated remaining number of maintenance services to be delivered.
viii.	Revenue from vehicle internet connection services is recognized ratably over the estimated useful life of the vehicle as this service is transferrable from the customer to another car user if the customer resells the vehicle.

Initial refundable deposits received from customers for intention orders prior to vehicle purchase agreements are signed are recognized as refundable deposits from customers (accrued expenses and other current liabilities). When vehicle purchase agreements are signed, these initial deposits are reclassified to contract liabilities. Any other non-refundable payments received prior to the transfer of goods or services are also recognized as contract liabilities.

Sales of sports cars

The Group generates revenue from the distribution of Lotus-brand sports cars developed and produced by LCL. Revenue from sports cars sales is recognized at a point in time, when the control of the sports cars is transferred to the customer, which is the point in time when the customer takes possession of and accepts the sports cars.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales and concludes that free pick-up and delivery service for maintenance, door-to-door troubleshooting and lifetime roadside assistance are immaterial and therefore the Group does not assess whether these promised services are performance obligations. When reaching this conclusion, the Group considered that these promises are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Sales transactions with distributors and business customers

Apart from selling vehicles to end-users, the Group also sells vehicles to distributors and business customers and parts to distributors. In the sales transactions with distributors and business customers, the Group’s only promise is to deliver the vehicles or parts to the distributors and business customers. Revenue from sales to distributors and business customers is recognized at a point in time, when the control of the vehicles or parts is transferred to the distributors and business customers, which is the point in time when the distributors and business customers take possession of and accept the vehicles or parts.

BEV lifestyle models standard warranty is provided by the Group and sports cars standard warranty is provided by LCL. The estimated costs for the standard warranty provided by the Group are recorded as a liability when the Group transfers the control of vehicle or parts to an end user or business customer.

Provision of automotive design and development services

The Group generates revenue by provision of automotive design and development services. As the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs, revenue is recognized over time, using the output or input method.

Costs incurred to fulfill such service contracts which are not in the scope of other guidance are recognized as contract cost assets when those costs:

●	relate directly to the service contracts that the Group can specifically identify;
●	are expected to be recovered; and
●	generate or enhance resources of the Group that will be used in satisfying performance obligations in the future.
(v)	Cost of sales

Sales of goods

Cost of sales of goods primarily consists of purchase costs of vehicles, charging piles, parts and accessories, depreciation of molds tooling equipment, warehousing transportation costs and customs duties. Cost of vehicle sales also includes reserves for estimated warranty expenses and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value.

Services

Cost of services generally includes cost of direct parts, materials, and costs associated with providing extended warranty service and after-sales services, depreciation of associated assets used for providing services, labor costs, rental expenses, consumed materials and depreciation of associated assets used for providing the automotive design and development services.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(w)	Research and development

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of salaries, bonuses and benefits for those employees engaged in research, design and development activities, license fees, outsourced development expenses, materials, rental expenses, depreciation of equipment and software of R&D activities and other expenses.

(x)	Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising costs and market promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities and rental and depreciation expenses relating to facilities and equipment used by those employees. The Group expenses all advertising expenditures as incurred and classifies these costs as selling and marketing expenses. For the years ended December 31, 2023, 2022 and 2021, advertising expenditures totaled US$150,920, US$90,431 and US$21,207, respectively.

(y)	General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, expenses associated with the use of facilities and equipment by these employees, depreciation and amortization expenses, primarily consisting of depreciation and amortization of leasehold improvements, IT equipment and software, professional service fees and other general corporate expenses.

(z)	Government Grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grants will be received.

Government grants that are received in advance relating to the compensation of R&D costs incurred are initially recognized in deferred income in the consolidated balance sheets and subsequently amortized and recognized as government grants in the consolidated and combined statements of comprehensive loss over the period necessary to match them with the R&D costs that they are intended to compensate.

Government grants that are received in advance relating to the acquisition of an asset are initially recognized in deferred income in the consolidated balance sheets and subsequently amortized and recognized as government grants in the consolidated and combined statements of comprehensive loss as the assets are depreciated.

Government grant for the purpose of giving immediate financial support to the Group with no future related costs is recognized as government grants in the Group’s consolidated and combined statements of comprehensive loss when the grant becomes receivable.

The Group received government grants of US$4,077, US$870 and US$233 with no future related costs required during the years ended December 31, 2023,2022 and 2021, which were directly recognized as government grants in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

(aa)	Employee Benefits

The Group compensates its employees through short-term employee benefits and defined contribution plans. Short-term employee benefits consist of salaries, social benefit costs, paid annual leave, and bonuses that are expected to be settled within twelve months of the reporting period in which services are rendered. Short-term employee benefits are recognized at the undiscounted amounts expected to be paid when the liabilities are settled and presented within accrued expenses and other current liabilities in the consolidated balance sheets.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

For defined contribution plans, premiums are paid monthly to a separate legal entity or the local labor bureau that manages pension plans on behalf of various employers. The Group has no further commitments beyond its monthly contribution. Contributions payable are recognized in the reporting period in which services are rendered and presented within accrued expenses and other current liabilities in the consolidated balance sheets. Contribution rates are unique to each employee in Netherlands, while the contribution rates are standard in UK, Germany and Chinese mainland.

Employee social benefits included as expenses in the accompanying consolidated and combined statements of comprehensive loss amounted to US$46,969, US$36,534 and US$15,324 for the years ended December 31, 2023, 2022 and 2021, respectively.

(bb)	Share-based compensation

Share-based awards granted to the employees and non-employee service providers in the form of share options are subject to service and performance conditions. They are measured at the grant date fair value of the awards, and are recognized as compensation expense using the graded attribution over the requisite service period, if and when the Group considers that it is probable that the performance condition will be achieved. The fair value of the share awards is estimated using the binomial option pricing model and is affected by the price of the ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined by management with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions. The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

(cc)	Income Taxes

The Group accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Tax. Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated and combined statements of comprehensive loss in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carry forward periods, the Group’s experience with operating loss and tax credit carry forwards, if any, not expiring.

The Group applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated and combined financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated and combined financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in income tax expenses.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(dd)	Foreign Currency

The Company’s reporting currency is US$. The functional currency of the Company and its subsidiaries in Hong Kong is US$. The functional currency of the Company’s subsidiaries in Chinese mainland is RMB. The functional currency of the entities incorporated in UK is GBP. The functional currency of the entities incorporated in Netherlands and Germany is Euro. The Group’s entities incorporated in other jurisdictions generally use their respective local currencies as their functional currencies.

Transactions denominated in currencies other than the functional currency are re-measured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet dates. The resulted exchange differences are recorded as foreign currency exchange gains (losses), net in the consolidated and combined statements of comprehensive loss.

The Group entities with functional currencies other than the US$ are translated from the functional currency into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet dates. Equity accounts other than deficit generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant periods. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive loss in the consolidated and combined statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated and combined statements of changes in shareholders’ equity (deficit).

(ee)	Concentration and Risk

Concentration of customers and suppliers

The Group’s accounts receivables – related parties are mainly due from Zhejiang Geely Holding Group (“Geely Holding”) and its subsidiaries (collectively as “Geely Group”), representing 97.57% and 96.24% of the Group’s accounts receivable — related parties as of December 31, 2023 and 2022, respectively. During the years ended December 31, 2023, 2022 and 2021, Geely Group contributed US$11,031, US$8,036 and US$3,280 of the Group’s total revenues, respectively.

No third-party customer contributed more than 10.0% of the Group’s total revenues for years ended December 31, 2023, 2022 and 2021.

Accounts receivable balances with greater than 10.0% the Group’s accounts receivable balances as of December 31, 2023 and 2022 were as follows.

	As of December 31,
	2023	2022

	proportion of total accounts
	receivable balance
Geely Group	22.09%	95.00%

Suppliers contributed more than 10.0% of total purchases for the years ended December 31, 2023 2022 and 2021 are as below.

	Year Ended December 31,
	2023	2022	2021

	proportion of total costs and expenses
Geely Group	74.95%	39.28%	74.96%

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Payable balances with greater than 10.0% of the Group’s amounts due to suppliers as of December 31, 2023 and December 31, 2022 were as follows:

	As of December 31,
	2023	2022

	proportion of total payables balance
Geely Group	65.96%	38.29%

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, investment securities, accounts receivable, and loan receivables and other receivables included in prepayments and other current assets.

Substantial all of the Group’s cash at bank is held by third-party financial institutions located in Chinese mainland. The bank deposits with financial institutions in Chinese mainland are insured by the government authority for up to RMB500. The Group has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in Chinese mainland with acceptable credit rating.

Accounts receivables are primarily derived from revenue earned from sales of sports cars and BEV lifestyle models, and automotive design and development services. Accounts receivable, loan receivables and other receivables included in prepayments and other current assets are unsecured. The risk is mitigated by credit evaluations performed on them.

(ff)	Loss per Share

Basic loss per ordinary share is computed by dividing net loss attributable to the Company’s ordinary shareholders, taking into consideration the accretions to redemption value of redeemable convertible preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company’s redeemable convertible preferred shares are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. These participating securities are not included in the computation of basic loss per ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of the Company.

Diluted loss per share is calculated by dividing net loss attributable to the Company’s ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents include the ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method), and the conversion of redeemable convertible preferred shares, mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes (using the as-if-converted method). Potential dilutive securities are not included in the calculation of diluted loss per share if the impact is anti-dilutive.

(gg)	Segment Reporting

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer and management personnel do not segregate the Group’s business by product or service. Management has determined that the Group has one operating segment.

As of December 31, 2023 and 2022, the long-lived assets amounted to US$46,827 and US$4,180 were located in UK, US$54,470 and US$26,544 were located in European Union countries, respectively, and the remaining long-lived assets were primarily in the PRC.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(hh)	Statutory Reserves

In accordance with the PRC Company Laws, the Group’s subsidiaries and consolidated VIEs in Chinese mainland must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the companies in Chinese mainland. Appropriation to the discretionary surplus fund is made at the discretion of the companies in Chinese mainland.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

No appropriation to the reserve fund was made by the Company’s subsidiaries and consolidated VIEs in Chinese mainland, as these companies did not earn any after-tax profits or had accumulated losses as determined under PRC GAAP for the years ended December 31, 2023 and 2022.

The Group’s ability to pay dividends may depend on the Group receiving distributions of funds from its subsidiaries. Relevant statutory laws and regulations permit payments of dividends by the Group’s subsidiaries only out of its retained earnings. Relevant statutory laws and regulations restrict the subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital to the Company in the form of loans, advances or cash dividends. The balances of restricted net assets were US$160,651 and US$85,164 as of December 31, 2023 and 2022, respectively.

(ii)	Recent Accounting Pronouncements

In June 2016, the FASB amended ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU 2019-09, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group adopted ASU 2016-13 on January 1, 2023. The adoption did not have a material impact on the Group’s consolidated and combined financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contracts Assets and Contract Liabilities from Contracts with Customers, which requires companies to apply Accounting Standard Codification (“ASC”) 606 to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination on the acquisition date. This new guidance creates an exception to the general recognition and measurement principle noted in ASC 805, Business Combinations, which requires the acquirer in a business combination to recognize and measure the assets acquired at fair value at the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022 and interim periods, for all public business entities. For all other entities, it is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early application permitted. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt ASU 2021-08 for the fiscal year ending December 31, 2024. The Group is currently evaluating the impact of adopting this standard on its consolidated and combined financial statements.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842), which requires a lessee in a common control lease arrangement to amortize leasehold improvements that it owns over the improvements’ useful lives to the common control group, regardless of the lease term, if the lessee continues to control the use of the underlying asset through a lease. This ASU is effective for the Group for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

In December 2023, the FASB issued ASU 2023 - 09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, amending existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. The ASU is effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Group is currently evaluating the impact of adopting this standard on its consolidated and combined financial statements.

3.ACCOUNT RECEIVABLES - THIRD PARTIES, NET

	As of December 31,
	2023	2022
	US$	US$
Accounts receivable-third parties	77,047	111
Less: Allowance for credit losses	(383)	—

Total	76,664	111

The movement of the allowance for credit losses is as follows:

US$
Balance as of December 31, 2022	—
Impact of adoption of ASC 326	1
Balance as of January 1, 2023	1
Provisions	374
Foreign currency translation adjustment	8
Balance as of December 31, 2023	383

4.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2023	2022
	US$	US$
Products available for sale	246,419	13,714
Goods in transit	18,771	8,989
Total	265,190	22,703

Inventory write-downs recognized in cost of revenues for the years ended December 31, 2023, 2022 and 2021 were US$1,668, nil and nil, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

5.	PREPAYMENTS AND OTHER CURRENT ASSETS — THIRD PARTIES

Prepayments and other current assets — third parties consisted of the following:

	As of December 31,
	2023	2022
	US$	US$
Deductible VAT	41,066	36,508
Prepayments to third-party suppliers	11,280	2,446
Deposits	3,995	3,747
Deferred listing expenses	1,686	—
Others	5,850	1,674
Less: Allowance for credit losses (i)	(7)	—
Total	63,870	44,375
(i)	The movement of the allowance for credit losses is as follows:

US$
Balance as of December 31, 2022	—
Impact of adoption of ASC 326	2
Balance as of January 1, 2023	2
Provisions	4
Foreign currency translation adjustment	1
Balance as of December 31, 2023	7

6.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consisted of the following:

	As of December 31,
	2023	2022
	US$	US$
Machinery and R&D equipment	26,551	16,997
Molds and tooling	84,367	79,963
Motor vehicles	50,935	15,586
Office and electronic equipment	32,325	17,271
Purchased software	68,422	49,905
Leasehold improvements	35,506	22,431
Property, equipment and software	298,106	202,153
Less: Accumulated depreciation	(66,258)	(15,455)
Construction in progress(i)	122,769	66,773
Property, equipment and software, net	354,617	253,471

(i)Represents the capitalized expenditures on the construction of corporate buildings, leasehold improvements, molds, tooling and R&D equipment under construction.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Depreciation expenses on property, equipment and software were allocated to the following expense items:

	Year Ended December 31,
	2023	2022	2021
	US$	US$	US$
Cost of revenues	16,111	38	25
Research and development expenses	3,238	2,681	1,626
Selling and marketing expenses	18,350	5,476	61
General and administrative expenses	17,258	4,595	344
Total depreciation expenses	54,957	12,790	2,056

Property, equipment and software with a net book value of US$37,287 and nil were pledged as security for the exchangeable notes subject to further notice by the exchangeable notes holder as mentioned in note 14 as of December 31, 2023 and 2022, respectively.

7.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of December 31,
	2023	2022
	US$	US$
Trademark licenses with indefinite useful lives	116,083	116,083
License plates with indefinite useful lives	277	281
Intangible assets	116,360	116,364

On November 4, 2021, the Group entered into trademark licenses agreements with a related party (“Trademark Licenses Agreements”), Group Lotus Limited, a wholly owned subsidiary of LGIL, which is ultimately controlled by the Controlling Shareholder of the Company. Pursuant to the Trademark Licenses Agreements, the Group received the “Lotus” trademark licenses for as long as the Group conducts the business in relation to lifestyle vehicles (excluding sports car): i) exclusively on lifestyle vehicles and parts and components in relation thereto the Group designs, develops, manufactures, assembles, distributes and sells or has designed, developed, manufactured or assembled by any third party; ii) non-exclusively for the Group’s business of providing related after-sale services for the lifestyle vehicles; iii) non-exclusively on the related products (excluding anything relating to the sports cars) such as accessories the Group designs, produces, distributes, and sells or has designed or produced by any third party on its behalf; iv) any other occasions in relation to the business conducted by the Group as duly approved by the Group’s Board (excluding anything relating to sports cars). The Group intends to market and distribute its products under the “Lotus” brand indefinitely, and the trademark licenses are expected to contribute to cash flows indefinitely. The cost of renewal in each jurisdiction is different, and the Company believes the amount of renewal costs is insignificant relative to the future cash flows from sales of lifestyle vehicles under the “Lotus” brand. Therefore the useful lives of the trademark licenses are considered to be indefinite. The trademark licenses were initially recognized at the amount of US$116,041 as of November 4, 2021, which is the same as the carrying amount from the perspective of the entity under common control and their estimated fair value determined using the relief from royalty method.

8.	LEASES

The Group has entered into various non-cancellable operating agreements for land use rights, certain offices, warehouses, retail and service locations, and vehicles worldwide. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The components of lease cost were as follows:

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
Operating lease cost	27,815	21,701	6,389
Short-term lease cost	4,288	2,595	847
Variable lease cost	141	49	231
Total	32,244	24,345	7,467

Certain leases have annual rent escalations based on subsequent year-to-year changes in the consumer price index (“CPI”). While operating lease liabilities are not remeasured as a result of changes to the CPI, the year-to-year changes to the CPI are treated as variable lease payments and recognized in the period in which they are incurred.

The above lease costs are recognized as cost of sales, selling and marketing expenses, general and administrative expenses and research and development expenses.

Supplemental cash flows information related to leases was as follows:

	Year Ended December 31,
	2023	2022	2021
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from operating leases*	34,752	16,085	56,024
Right-of-use assets obtained in exchange for lease obligations
Operating leases	42,707	76,584	56,610

*For the years ended December 31, 2023, 2022 and 2021, this amount includes prepayments for land use rights of US$10,900, nil and US$49,237, respectively, with lease terms of 40 years to 50 years.

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2023	2022
	US$	US$
Operating Leases
Operating lease right-of-use assets*	173,103	158,724
Total operating lease assets	173,103	158,724
Operating lease liabilities, current
− Operating lease liabilities-third parties	16,760	15,815
− Operating lease liabilities-related parties**	840	13
Operating lease liabilities, non-current
− Operating lease liabilities-third parties	91,929	98,963
− Operating lease liabilities-related parties	12,064	170
Total operating lease liabilities	121,593	114,961

*Operating lease right-of-use assets included land use rights with carrying amount of US$52,811 and US$43,974, of which, US$32,653 and nil were pledged as security for the exchangeable notes as mentioned in note 14 as of December 31, 2023 and 2022, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

**This item is included in accrued expenses and other current liabilities – related parties in the consolidated balance sheets as of December 31, 2023 and 2022, respectively.

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, are as follows:

	Year ended December 31,
	2023	2022	2021
Weighted-average remaining lease term
Operating leases	8.01 years	8.37 years	7.36 years
Weighted-average discount rate
Operating leases	6.60%	6.99%	5.74%

Because the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

Maturities of operating lease liabilities were as follows:

As of
December 31,
2023
US$
2024	23,902
2025	20,884
2026	19,482
2027	17,137
2028	16,001
Thereafter	55,092
Total undiscounted lease payments	152,498
Less: imputed interest	(30,905)
Total lease liabilities	121,593

As of December 31, 2023, the Group had future minimum lease payments for non-cancelable short-term operating leases of US$79.

9.	OTHER NON-CURRENT ASSETS – THIRD PARTIES

Other non-current assets consisted of the following:

	As of December 31,
	2023	2022
	US$	US$
Deposits for long-term operating leases	3,288	3,486
Prepayments for purchases of property, equipment and software	920	1,442
Deductible VAT	41,859	5,815
Equity investment(i)	4,466	240
Total	50,533	10,983

(i)Equity investments

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

In January 2023, the Group invested US$4,317 to incorporate Hubei Changjiang Chegu Industry Investment Fund Partnership (“Changjiang Chegu”) in Chinese mainland and holds 16.67% of Changjiang Chegu’s equity interests. The Group applies the equity method to account for the investment in Changjiang Chegu.

10.	SHORT-TERM BORROWINGS — THIRD PARTIES

Short-term borrowings — third parties consisted of the following:

	As of December 31,
	2023	2022
	US$	US$
Borrowings from banks	226,772	28,748

During the year ended December 31, 2023, the Group borrowed loans due within one year or less with aggregated principal amounts of US$481,176 from banks in Chinese mainland, bearing an interest rate of one-year loan prime rate (“LPR”) published by China Foreign Exchange Trade System at the date of utilization plus 0.10% to 0.25% per annum. The interests shall be repaid quarterly or monthly. During the year ended December 31, 2023, the Group repaid loans with principal amount of US$272,897.

During the year ended December 31, 2022, the Group borrowed one-year loans with aggregated principal amounts of US$28,170 from a bank in the Chinese mainland, bearing an interest rate of one-year LPR published by China Foreign Exchange Trade System plus 0.25% per annum. The interests shall be repaid quarterly.

The weighted average interest rate on short-term borrowings outstanding as of December 31, 2023 and 2022 is 3.90% and 3.90%, respectively.

As of December 31, 2023 and 2022, the Group had a total line of credit in the amount of US$279,300 and US$28,748, of which the unused portion was US$14,119 and nil, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES — THIRD PARTIES

Accrued expenses and other current liabilities — third parties consisted of the following:

	As of December 31,
	2023	2022
	US$	US$
Accrued salaries and benefits	68,160	46,362
Payables for R&D expenses	75,578	83,261
Payables for marketing events	48,190	47,729
Payables for purchase of property, equipment and software	51,278	88,286
Refundable deposits from customers	27,007	3,410
Deposits from third parties(i)	19,608	4,684
VAT and other taxes payables	23,190	4,843
Payables for service fees	33,229	21,176
Bank acceptance notes and letter of credit	38,290	11,025
Refundable deposits in connection with the PIPE investments	9,699	—
Others	25,193	12,523
Total	419,422	323,299
(i)	Represents short -term deposits from third party suppliers.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

12.PUT OPTION LIABILITIES

US$
Balance as of December 31, 2022	—
Issuance of put options	9,376
Change in fair values	2,508
Balance as of December 31, 2023	11,884

On January 31, 2023, the Company issued put options to each of Geely International (Hong Kong) Limited (“Geely HK”) and Etika at nil consideration. Pursuant to the put option agreements, each of Geely HK and Etika will have an option to require the Company to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, during the period from April 1, 2025 to June 30, 2025, at a pre-agreed price, i.e. 1.15 multiplied by the revenue of LGIL for the year ending December 31, 2024 plus the cash and cash equivalents of LGIL as of December 31, 2024, and minus the outstanding amount of indebtedness of LGIL as of December 31, 2024 (the “exercise price”), if the total number of vehicles sold by LGIL in 2024 exceeds 5,000 (the “exercise condition”). Geely HK and Etika are entitled to exercise the put option on an individual standalone basis. If Geely HK or Etika exercises the put option, Geely HK or Etika shall put all its equity interests in Lotus Advance Technologies Sdn Bhd to the Company. The exercise price will be settled with the Company’s newly issued ordinary shares. The number of ordinary shares of the Company to be issued to each of Geely HK and Etika shall be equal to the quotient of (a) the exercise price, divided by (b) the per share listing price, i.e. US$10 per share, of ordinary shares of the Company.

The put options are determined to be freestanding financial instruments that are accounted for as liabilities in the scope of ASC Topic 480, Distinguishing Liabilities from Equity, because the put options embody a conditional obligation that the Company may settle by issuing a variable number of its equity shares and the monetary value of the obligation is based on variation in LGIL’s financial performance other than fair value of the Company’s equity shares. The Company initially measured the put option liabilities at fair value and subsequently remeasured to fair value each period with changes recognized in profit or loss.

At initial recognition, the Company recognized the issuance of put options at its fair value of US$9,376 as dividends to the shareholders with a corresponding decrease in additional paid-in capital. The increase in fair value of the put option liabilities in the amount of US$2,508, nil and nil for the years ended December 31, 2023, 2022 and 2021 was recognized in the consolidated and combined statements of comprehensive loss, respectively.

The fair value of the put option liabilities as of December 31, 2023 is estimated using the scenario-weighted average method with binominal model, with the following assumptions:

	As of December 31, 2023
Risk‑free interest rate	4.87%
Expected volatility	26.33%
Expected dividend yield	0.00%
Remaining term	1.5	years
Probability of exercise condition	50.00%
Fair value of underlying ordinary share of LGIL	US$0.81

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

13.PIPE Investments

Meritz Investment

On November 15, 2023, the Company entered into a share subscription agreement (the “Meritz Subscription Agreement”) with Meritz, pursuant to which, among other things, Meritz agreed to subscribe for, and the Company agreed to issue to Meritz 50,000,000 ordinary shares of the Company (“Meritz Subscription Shares”) at an aggregate subscription price equal to $500,000 (“Meritz Investment”). Pursuant to the Meritz Subscription Agreement, the obligations of the parties to consummate the Meritz Investment are subject to the satisfaction or waiver of certain closing conditions, including, among others, (i) all conditions precedent under the Merger Agreement having been satisfied or waived (other than those to be satisfied at the closing of the Business Combination), (ii) the accuracy of representations and warranties in all material respects, (iii) material compliance with covenants, (iv) due execution and delivery of security documents granting certain security interests in favor of Meritz over a restricted cash account and a restricted securities account holding U.S. treasury bonds and/or U.S. treasury bills in agreed amounts to secure the put obligations and certain other obligations of the Company under the Meritz Subscription Agreement, and the creation and perfection of the security interests granted to Meritz in accordance with the foregoing security documents, subject to certain exceptions, (v) no amendment or waiver of the Merger Agreement in a manner that materially and adversely affects the economic benefits Meritz reasonably expects to receive under the Meritz Subscription Agreement, and (vi) no amendment or waiver by the Company of certain conditions precedent under the Merger Agreement without Meritz’s prior written consent.

Subject to the receipt of the subscription price, the Company shall deposit into a restricted securities account consisting of: (i) certain U.S. treasury bonds with an aggregate outstanding principal amount of $325,000, and (ii) certain U.S. treasury bonds and/or U.S. treasury bills with an aggregate outstanding principal amount of $175,000 as soon as practicable following, but not later than two (2) business days after the closing of the Meritz Investment. Meritz will have a put option to sell all or part of the Meritz Subscription Shares to the Company upon the occurrence of certain triggering events, including certain credit events, collateral-related default, failure to comply with certain financial covenants, failure to satisfy certain registration condition with respect to Meritz Subscription Shares, or the third anniversary of the closing of the Meritz Investment, all or part of the Meritz Subscription Shares then held by Meritz to the Company at an agreed return, i.e. 12.5% internal rate. The Company shall have certain call options to purchase up to an agreed number of Meritz Subscription Shares from Meritz, subject to satisfaction of certain conditions, in each case, at a per share price that is not lower than $14.00.

PIPE Investments

In 2023, the Company entered into subscription agreements (the “PIPE Subscription Agreements”) with Lotus Technology International Investment Limited (“LTIIL”), ultimately controlled by Geely Holding, Etika, and other investors, pursuant to which the LTIIL, Etika and other investors have committed to subscribe for and purchase the Company’s ordinary shares at $10.00 per share for an aggregate investment amount of US$127,500, US$122,500 and US$94,713, respectively (“PIPE Investments”). The obligations of the parties to consummate the PIPE Investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) all conditions precedent under the Merger Agreement having been satisfied or waived (other than those to be satisfied at the closing of the Business Combination), (ii) the accuracy of representations and warranties in all material respects, (iii) material compliance with covenants; and (iv) all of the consents from, and filings and/or registrations with, applicable governmental authority as required by applicable PRC laws in connection with the PIPE Investor’s outbound direct investment in the Company shall have been duly obtained and completed.

As of December 31, 2023, the Company received US$10,000 refundable deposits in connection with the PIPE Investments, bearing simple interest rate of 8% per annum. As of December 31, 2023, no shares have been issued pursuant to the above “Meritz Subscription Agreement” and “PIPE Subscription Agreements”.

On February 15, 2024, the Company entered into a subscription agreement with a PIPE investor, pursuant to which the PIPE investor committed to subscribe for and purchase the Company’s Ordinary Shares at $10.00 per share for an aggregate investment amount of approximately US$15,000.

Upon the consummation of the Merger Transaction, as mentioned in note 1(b), the above Meritz Investment and PIPE Investments were completed with the issuance of 50,000,000 and 35,849,458 ordinary shares by the Company to Meritz and the PIPE investors, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

14.	EXCHANGEABLE NOTES

		Lightning
	WFOE	Speed
	Exchangeable	Exchangeable
	Notes	Notes	Total
	US$	US$	US$
Balance as of January 1, 2021	—	—	—
Issuance of exchangeable notes	125,039	—	125,039
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	1,065	—	1,065
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	(132)	—	(132)
Foreign currency translation adjustment	448	—	448
Balance as of December 31, 2021	126,420	—	126,420
Issuance of exchangeable notes	307,172	71,792	378,964
Exchange to Series A redeemable convertible preferred shares (note 17)	(60,419)	—	(60,419)
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	13,162	—	13,162
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	33	—	33
Foreign currency translation adjustment	(31,048)	—	(31,048)
Balance as of December 31, 2022	355,320	71,792	427,112
Issuance of exchangeable notes	27,883	—	27,883
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	737	3,711	4,448
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	272	1,398	1,670
Foreign currency translation adjustment	(5,574)	(1,223)	(6,797)
Balance as of December 31, 2023	378,638	75,678	454,316
– Current portion	378,638	—	378,638
– Non-current portion	—	75,678	75,678

WFOE Exchangeable Notes

In September 2021, the Company’s subsidiary, WFOE, entered into an exchangeable note agreement with an investor. Pursuant to the agreement, WFOE is entitled to issue, from time to time, exchangeable notes (the “WFOE Exchangeable Notes”) to obtain financing from the investor (the “WFOE Exchangeable Notes Holder”) up to RMB3,000,000 with coupon rate of 3% per annum. Each tranche of WFOE Exchangeable Notes is scheduled to mature on the one-year anniversary date of issuance. The repayments of the WFOE Exchangeable Notes were guaranteed by Founders Onshore Vehicle.

The Group issued RMB800,000 (equivalent to US$125,039), RMB600,000 (equivalent to US$94,130), RMB600,000 (equivalent to US$94,457), RMB800,000 (equivalent to US$118,585) and RMB200,000 (equivalent to US$27,883) on November 5, 2021, January 7, 2022, January 18, 2022, August 2, 2022 and September 22, 2023 to the WFOE Exchangeable Notes Holder, respectively, among which, RMB400,000 issued in November 2021 was exchanged for Series A redeemable convertible preferred shares in December 2022, as mentioned in note 17.

At the time when there is a subsequent round of equity financing, upon the notification in writing by the Group, the WFOE Exchangeable Notes Holder is entitled to convert the whole or any portion of the outstanding principal amount of the WFOE Exchangeable Notes into the shares of the subsequent round of equity financing at the post-money equity valuation based on a fixed monetary amount.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Pursuant to the agreement, the land use right of US$32,653 included in operating lease right-of-use assets and corporate buildings under construction of US$37,287 included in property, equipment and software have been pledged to the WFOE Exchangeable Notes Holder as of December 31, 2023.

Prior to a qualified initial public offering (“Qualified IPO” which is defined as an initial public offering and listing or back door listing (including via SPAC) or other similar transactions to achieve the listing of the shares of the Company):

1)Upon the conversion, the WFOE Exchangeable Notes Holder is entitled to require Founders Onshore Vehicle or its designated entity to transfer the Company’s shares at the price of RMB1 per share to make the WFOE Exchangeable Notes Holder’s shareholding in the Company not less than 5%, based on an investment of RMB3,000,000. If the investment amount at time of conversion is less than RMB3,000,000, 5% shareholding shall be adjusted on a pro-rata basis.
2)The Founders Onshore Vehicle or its designated entity must purchase all or a portion of the shares held by the WFOE Exchangeable Notes Holder at a price equal to the outstanding principal amount of the WFOE Exchangeable Notes plus interest rate of 3% per annum, if the Company failed to the consummation of Qualified IPO within seven-year anniversary of issuance date for each tranche of WFOE Exchangeable Notes, at the option of the WFOE Exchangeable Notes Holder.
3)The Founders Onshore Vehicle or its designated entity has the right to purchase 60% of the shares held by the WFOE Exchangeable Notes Holder at a price equal to the outstanding principal amount of the WFOE Exchangeable Notes plus interest rate of 8% per annum prior to the consummation of Qualified IPO.

The above three features are collectively referred to as the “Rights and Obligations provided by the Founders Onshore Vehicle”.

The guarantees and Rights and Obligations provided by the Founders Onshore Vehicle were accounted for as shareholder contributions at its estimated fair value at the respective issuance date of each tranche of loans. The fair value of the guarantees and Rights and Obligations provided by the Founders Onshore Vehicle was US$909 for the tranche issued in September 2023, US$8,135 for the tranches issued during the year ended December 31, 2022 and US$3,391 for the tranche issued in November 2021. The fair value of the guarantees and Rights and Obligations was treated as debt issuance cost and charged to the interest expenses in the consolidated and combined statements of comprehensive loss.

On April 27, 2023, the Company entered into a subscription agreement with the WFOE Exchangeable Notes Holder (the “Jingkai Subscription Agreement”), pursuant to which the WFOE Exchangeable Notes Holder has committed to subscribe for and purchase the Company’s ordinary shares for US$10.00 per share, for an investment amount of RMB2,600,000 (equivalent to US$367,092), which will be settled by the then outstanding principal amount of the WFOE Exchangeable Notes. Pursuant to Jingkai Subscription Agreement, the obligations of the parties to consummate the investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (a) all conditions precedent under the Merger Agreement having been satisfied or waived, and (b) all of the consents from, and filings and/or registrations with, applicable governmental authority as required by applicable PRC laws for the WFOE Exchangeable Notes Holder’s outbound direct investment in the Company shall have been duly obtained and completed (collectively as “Closing Conditions”). The Jingkai Subscription Agreement shall terminate upon the earlier to occur of (a) termination of the Merger Agreement, and (b) March 15, 2024, or such later termination date of the Merger Agreement as agreed among the parties thereto, among other things.

Pursuant to the above agreements, the maturity dates of the WFOE Exchangeable Notes were extended to the earlier of March 15, 2024 and termination of the Merger Agreement. The Group evaluated the amendment in accordance with ASC 470 - 50, Modifications and Extinguishments, and concluded that the change in present values of the WFOE Exchangeable Notes before and after the amendment was less than 10%. Therefore, the Group determined the amendment did not represent an extinguishment. The fair value change arising from the modification of US$661 was reflected in the fair values of the WFOE Exchangeable Notes.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Group elected the fair value option to account for the WFOE Exchangeable Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The WFOE Exchangeable Notes were recognized at fair value at the issuance date and are measured subsequently at fair value. The changes in fair values of the WFOE Exchangeable Notes due to the instrument-specific credit risk of US$272, US$33 and US$132 were debited/(credited) to other comprehensive income (loss) and all other changes in fair values of US$737, US$13,162 and US$1,065 were recognized as “Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

The Group adopted a scenario-weighted average method to estimate the fair value of the WFOE Exchangeable Notes, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of the WFOE Exchangeable Notes are estimated with the following key assumptions used:

	As of December 31,
	2023	2022
Risk-free interest rate	1.75%	2.07%
Discount rate	20.00%	20.00%
Probability of conversion	90.00%	50.00% – 75.00%
Bond yields	3.27%-4.06%	7.35% – 7.76%
Probability of occurrence of Qualified IPO	90.00%	45.00%

Lightning Speed Exchangeable Notes

In November 2022, the Company’s subsidiary, Hangzhou Lightning Speed Technology Co., Ltd. (“Lightning Speed”), entered into an exchangeable note agreement with an investor. Pursuant to the agreement, Lightning Speed is entitled to issue exchangeable notes (the “Lightning Speed Exchangeable Notes”) of RMB1,000,000 to obtain financing from the investor (the “Lightning Speed Exchangeable Notes Holder”). The repayments of the Lightning Speed Exchangeable Notes were guaranteed by the immediate shareholders of Lightning Speed, i.e., Sanya Lotus Venture Investment Limited Company (“Sanya Lotus”), a wholly owned subsidiary of the VIE, and Ningbo Weili Enterprise Management Consulting Partnership (Limited Partnership). The WFOE provide a joint and several liability guarantee for the Lightning Speed Exchangeable Notes.

In December 2022, Lightning Speed issued the first tranche of RMB500,000 (equivalent to US$71,792) to the Lightning Speed Exchangeable Notes Holder.

Each tranche of Lightning Speed Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance and bearing a simple interest rate of loan prime rate published by China Foreign Exchange Trade System (“LPR”). With the consent of the Lightning Speed Exchangeable Notes Holder, Lightning Speed can extend the term of each tranche of Lightning Speed Exchangeable Notes twice, but each extension shall not exceed one year. During the extension period, the interest on the outstanding principal of the Lightning Speed Exchangeable Notes is calculated at the simple interest rate of 110% of LPR All interests shall be paid at maturity.

During the period from the issuance date to the maturity date of each tranche of Lightning Speed Exchangeable Notes (subject to extension discussed above), the Lightning Speed Exchangeable Notes Holder is entitled to convert the whole or any portion of the outstanding principal amount of the Lightning Speed Exchangeable Notes into the shares of Lightning Speed based on the equity valuation of Lightning Speed, which is subject to further agreement by both parties, at the conversion date.

The Lightning Speed Exchangeable Notes Holder is entitled to request Lightning Speed to repay all outstanding principal and interests at maturity or if there is any occurrence of events of default by Lightning Speed. During the years ended December 31, 2023 and 2022, no default event was occurred.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Group elected the fair value option to account for the Lightning Speed Exchangeable Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Lightning Speed Exchangeable Notes were recognized at fair value at the issuance date and are measured subsequently at fair value. The changes in fair values of the Lightning Speed Exchangeable Notes due to the instrument-specific credit risk of US$1,398, nil and nil were debited to other comprehensive income (loss) and all other changes in fair values of US$3,711, nil and nil were recognized as “Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

The Group adopted a scenario-weighted average method to estimate the fair value of the Lightning Speed Exchangeable Notes, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of the Lightning Speed Exchangeable Notes are estimated with the following key assumptions used:

	As of December 31,
	2023	2022
Risk-free interest rates	2.08%-2.29%	2.40% – 2.60%
Probability of conversion	75.00%	75.00%
Bond yield	4.03%	7.11%

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

15. CONVERTIBLE NOTES

	Series	Subsidiary	2023
	Pre-A Note	Convertible Note	Convertible Notes	Total
	US$	US$	US$	US$
Balance as of January 1, 2021	—	—		—
Issuance of convertible notes	23,445	—		23,445
Balance as of December 31, 2021	23,445	—	—	23,445
Issuance of convertible notes	—	75,037	—	75,037
Conversion to Series Pre-A redeemable convertible preferred shares (note 17)	(23,445)	—	—	(23,445)
Changes in fair values of convertible notes, excluding impact of instrument-specific credit risk	—	4,264	—	4,264
Changes in fair values of convertible notes due to the instrument-specific credit risk	—	890	—	890
Foreign currency translation adjustment	—	(3,421)	—	(3,421)
Balance as of December 31, 2022	—	76,770	—	76,770
Issuance of convertible notes	—	—	25,297	25,297
Partial redemption of convertible notes	—	—	(5,648)	(5,648)
Interest paid	—	(3,072)	—	(3,072)
Changes in fair values of convertible notes, excluding impact of instrument-specific credit risk	—	2,376	616	2,992
Changes in fair values of convertible notes due to the instrument-specific credit risk	—	6,951	12	6,963
Foreign currency translation adjustment	—	(1,390)	—	(1,390)
Balance as of December 31, 2023	—	81,635	20,277	101,912
– Current portion	—	—	20,277	20,277
– Non-current portion	—	81,635	—	81,635

Series Pre-A Note

On November 29, 2021, the Company entered into one-year convertible notes with a principal amount of RMB150,000 (equivalent to US$23,445) with coupon rate of 8% per annum with an investor (“Series Pre-A Note”). During the one-year term of the Series Pre-A Note, the investor was entitled to (i) convert the whole or any portion of the outstanding principal amount of the convertible note into Series Pre-A preferred shares in its sole discretion at any time; and (ii) automatically convert all the outstanding principal of the convertible note into Series Pre-A redeemable convertible preferred shares upon the completion of Reorganization as mentioned in note 1(c), obtaining licenses from Zhejiang Liankong Technology Ltd. (“Geely License”) as mentioned in note 29(vi), and completion of employment with certain key operating staff. The WFOE as the guarantor provide a joint and several liability guarantee for the Series Pre-A Note.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Group elected the fair value option to account for the Series Pre-A Note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Series Pre-A Note was recognized at fair value at the issuance date and is measured subsequently at fair value. There was no change in the fair value of the Series Pre-A Note from November 29, 2021 to December 31, 2021. The Group adopted a scenario-weighted average method to estimate the fair value of Series Pre-A Note, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair value of the Series Pre-A Note is estimated with the following key assumptions used:

As of December 31, 2021
Risk-free interest rate	2.28%
Probability of conversion	75.00%
Bond yield	5.89%

On February 28, 2022, the Series Pre-A Note was converted into 5,332,827 Series Pre-A preferred shares within the terms of the agreement and no gain or loss was recorded.

Subsidiary Convertible Note

On June 8, 2022, the Company’s subsidiary, Ningbo Robotics Co., Ltd. (“Ningbo Robotics”), issued a seven-year convertible note (the “Subsidiary Convertible Note”) with the principal amount of RMB500,000 (equivalent to US$75,037) to an investor (the “Subsidiary Convertible Note Holder”). The Subsidiary Convertible Note Holder is entitled to receive annual interest equal to the outstanding principal multiplied by the latest five-year loan prime rate (“LPR”) published by China Foreign Exchange Trade System plus 79.8% per annum, i.e., LPR*(1+79.8%) (“interest rate”) on June 30 every year until the expiration of the Subsidiary Convertible Note.

Conversion:

●	The Subsidiary Convertible Note Holder has the right to convert the Subsidiary Convertible Note to the subsidiary’s equity within 7 years from the issuance date (i.e., convertible before June 8, 2029), if the agreed financial performance of Ningbo Robotics achieved. All outstanding interest shall be paid in cash immediately before the conversion. The conversion price is RMB 135 per ordinary share of Ningbo Robotics (1 paid in capital equal to 1 share), subject to anti-dilution adjustment.

Redemption:

●	Ningbo Robotics’ immediate parent company, a subsidiary of the VIE and the VIE have the right to redeem all or part of the Subsidiary Convertible Note at any time within 7 years from the issuance date (i.e., before June 8, 2029), giving written notice to the Subsidiary Convertible Note Holder at least 15 working days in advance. The redemption price equals to (i) the principal to be redeemed, plus (ii) the principal to be redeemed × interest rate ÷ 365 × the number of days from the issuance date to the redemption date corresponding to the principal to be redeemed, less (iii) the interest already paid for the principal to be redeemed.
●	Ningbo Robotics’ immediate parent company and the VIE shall redeem all outstanding principal amount of Subsidiary Convertible Note at maturity (i.e., June 8, 2029). The redemption price at maturity is equal to (i) the outstanding principal, plus (ii) the outstanding principal × interest rate × 7 years, less (iii) the interest already paid for the outstanding principal. If Ningbo Robotics’ immediate parent company and the VIE delay in payments, 0.05% penalty per day of the overdue redemption price shall be paid to the Subsidiary Convertible Note Holder.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

●	If there is any occurrence of events of default, the Subsidiary Convertible Note Holder has the right to require Ningbo Robotics’ immediate parent company and the VIE to redeem all outstanding principal amount of the Subsidiary Convertible Note and settle the unpaid interest immediately. The redemption price upon the occurrence of events of default equals to (i) the outstanding principal, plus (ii) the outstanding principal × interest rate ÷ 365 × the number of days from the issuance date to the redemption date, less (iii) the interest already paid for the outstanding principal. If the Ningbo Robotics’ immediate parent company or the VIE delay in payments, 0.05% penalty per day of the overdue redemption price shall be paid to the Subsidiary Convertible Note Holder. During the years ended December 31, 2023 and 2022, no default event was occurred.

The Company and the WFOE provide a joint and several liability guarantee for the Subsidiary Convertible Note.

The Group elected the fair value option for the Subsidiary Convertible Note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Subsidiary Convertible Note was recognized at fair value at the issuance date and is measured subsequently at fair value. Changes in fair value of the Subsidiary Convertible Note was US$9,327, US$5,154 and nil for the years ended December 31, 2023, 2022 and 2021, among which, changes in fair value due to the instrument-specific credit risk of US$6,951, US$890 and nil was recognized in other comprehensive loss and all other changes in fair values of US$2,376, US$4,264 and nil was recognized as “Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk” in the consolidated and combined statement of comprehensive loss for the year ended December 31, 2023, 2022 and 2021, respectively.

The Group adopted a scenario-weighted average method to estimate the fair value of the Subsidiary Convertible Note, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair value of the Subsidiary Convertible Note is estimated with the following key assumptions used:

	As of December 31,
	2023	2022
Risk-free interest rates	2.40%	2.52% – 2.73%
Probability of conversion	10.00%	12.00%
Bond yields	4.85%-5.84%	6.88% – 8.92%

2023 Convertible Notes

During the year ended December 31, 2023, the Company issued the following convertible notes (“2023 Convertible Notes”).

i) Pre-IPO Notes

During the year ended December 31, 2023, the Company entered into convertible note purchase agreements with the certain investors (“Convertible Note Purchase Agreements”), pursuant to which the Company agreed to issue US$23,500 aggregate principal amount of unsecured convertible notes (the “Pre-IPO Notes”) with maturity date being the date that is one year following the issue date, which can be extended by the investors for an additional six months. One of the investors of Pre-IPO Notes, a related party controlled by the Controlling Shareholder of the Company, agreed to subscribe a convertible note for a cash consideration of US$9,500 and has not been issued as of December 31, 2023. As of December 31, 2023, the Pre-IPO Notes of US$14,000 have been issued. The Pre-IPO Notes bear a simple interest rate of 8% per annum. Pursuant to the terms of the Convertible Note Purchase Agreements, if the consummation of the Merger Transaction occurs prior to the maturity date, all of the then outstanding principal amount and any accrued but unpaid interest (as applicable) of the Pre-IPO Notes will be automatically converted into fully paid and non-assessable ordinary shares of the Company upon consummation of the Merger Transaction at a conversion price equal to the lesser of (A) US$10.00, and (B) the lowest per share price at which any of the Company’s ordinary shares are issued in connection with PIPE investments, if any.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

ii) Momenta Note

On April 28, 2023, the Company entered into a convertible note purchase agreement with Momenta Global Limited, a related party of Momenta (Suzhou) Technology Limited Company, pursuant to which the Company agreed to issue to Momenta Global Limited a convertible note for a purchase price equal to US$ equivalent of RMB80,000 as calculated based on the US$/RMB central parity rate set by the People’s Bank of China as of the issue date (the “Momenta Note”) with maturity date being the date that is one year following the issue date. The Momenta Note in the principal amount of US$11,297 has been issued by the Company on May 30, 2023 following the Group’s acquisition of Momenta’s 40% equity interest in Ningbo Robotics for a cash consideration of RMB80,000 pursuant to Momenta’s redemption right under the shareholders’ agreement of Ningbo Robotics as mentioned in note 18. The Momenta Note bears (a) a simple interest rate of 8% per annum, if the consummation of the Business Combination fails to occur on or prior to November 12, 2023 due to reasons not attributable to Momenta Global Limited, or (b) no interest, under any other circumstance. According to the terms of the Momenta Note, if the consummation of the Business Combination occurs on or prior to the maturity date, all of the then outstanding principal amount and any accrued but unpaid interest (as applicable) of the Momenta Note shall be automatically converted into such number of fully paid and non-assessable ordinary shares of the Company, at a conversion price equal to the lesser of (A) US$10.00 and (B) the lowest per share price at which any ordinary shares of the Company are issued in any PIPE investment. If the consummation of the Business Combination fails to occur on or prior to the maturity date, Momenta Global Limited shall be entitled to request redemption of the then outstanding amount of the Momenta Note and the Company shall make payment of the redemption price in an amount equal to the outstanding principal amount and the accrued interest (as applicable) to Momenta Global Limited promptly (and in any event within two business days after the maturity date)(“Partial Redemption Price”). In addition, each of the Company and Momenta Global Limited has a voluntary redemption right to partially redeem or request redemption of the Momenta Note at any time during the period beginning from July 1, 2023 and ending on the date on which the Momenta Note has been fully converted into the Company’s ordinary shares, at a redemption price that is equal to 50% of the principal amount plus any accrued but unpaid interest (as applicable) (the “Partial Redemption Price”) by providing written notice to the other party, and the Company shall make payment of the Partial Redemption Price to Momenta Global Limited within ten business days following delivery or receipt of such written notice, as the case may be.

On November 11, 2023, the Company exercised such voluntary redemption right and subsequently made a payment of the Partial Redemption Price of US$ 5,648 to Momenta Global Limited.

The Group elected the fair value option for 2023 Convertible Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The 2023 Convertible Notes were recognized at fair value at the issuance date and are measured subsequently at fair value. Changes in fair value of the 2023 Convertible Notes was US$628, nil and nil for the years ended December 31, 2023, 2022 and 2021, among which, changes in fair value due to the instrument-specific credit risk of US$12, nil and nil was recognized in other comprehensive loss and all other changes in fair values of US$616, nil and nil was recognized as “Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

The Group adopted a scenario-weighted average method to estimate the fair values of the 2023 Convertible Notes, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of 2023 Convertible Notes are estimated with the following key assumptions used:

As of December 31,
2023

Risk‑free interest rate	5.51%-5.52%
Probability of conversion	90.00%
Bond yields	7.01%-8.47%

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

16.DEFERRED INCOME

	Asset-related	R&D-related
	subsidy	subsidy	Total
	US$	US$	US$
Balance as of January 1, 2021	—	541,592	541,592
Government grants received during the year	279,052	—	279,052
Recognized as income during the year	—	(490,461)	(490,461)
Foreign currency translation adjustment	3,270	6,843	10,113
Balance as of December 31, 2021	282,322	57,974	340,296
Recognized as income during the year	—	(54,954)	(54,954)
Foreign currency translation adjustment	(23,872)	(3,020)	(26,892)
Balance as of December 31, 2022	258,450	—	258,450
Subsidy received during the year	16,345	—	16,345
Recognized as income during the year	—	—	—
Foreign currency translation adjustment	(4,698)	—	(4,698)
Balance as of December 31, 2023	270,097	—	270,097

During the years ended December 31, 2023, 2022 and 2021, the Group received specific subsidies of US$16,345, nil and US$279,052 for compensating the expenditures on the construction of the Group’s corporate buildings and plant (“asset-related subsidy”), respectively. Since the corporate buildings and plant are still under construction as of December 31, 2023, the Group has not recognized any government grants relating to these subsidies in profit or loss.

In 2018, the Group received a specific subsidy of US$755,581 relating to the Group’s R&D expenditures. During the years ended December 31, 2023, 2022 and 2021, the Group recognized government grants of nil, US$54,954 and US$490,461 for the R&D expenses incurred under this subsidy, respectively.

The Group received government grants of US$4,077, US$870 and US$233 with no future related costs required during the years ended December 31, 2023, 2022 and 2021, which were directly recognized as government grants in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

The Company’s activities with respect to the redeemable convertible preferred shares are as below:

	Series Pre-A		Series A
	Preferred Shares		Preferred Shares		Total
	Shares	US$	Shares	US$	Shares	US$
Balance as of January 1, 2021 and 2022	—	—	—	—	—	—
Issuance of preferred shares	35,552,179	153,126	27,343,520	190,723	62,895,699	343,849
Re-designation of ordinary shares into preferred shares	5,332,827	23,650	—	—	5,332,827	23,650
Accretion of redeemable convertible preferred shares	—	508	—	402	—	910
Balance as of December 31, 2022	40,885,006	177,284	27,343,520	191,125	68,228,526	368,409
Accretion of redeemable convertible preferred shares	—	7,225	—	7,896	—	15,121
Balance as of December 31, 2023	40,885,006	184,509	27,343,520	199,021	68,228,526	383,530

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Series Pre-A Preferred Shares

During February to July 2022, the Company issued 35,552,179 Series Pre-A redeemable convertible preferred shares (“Series Pre-A Preferred Shares”) to two entities designated by an investor (“Pre-A Investor A”) for an aggregated consideration of US$153,126, among which US$129,681 was settled by cash and US$23,445 was settled by the Series Pre-A Note issued in November 2021 as mentioned in note 15.

On March 18, 2022, an ordinary shareholder of the Company, who is also a member of management, entered into a share purchase agreement with an investor (“Pre-A Investor B”), pursuant to which the ordinary shareholder sold its 5,332,827 ordinary shares to the Pre-A Investor B with a cash consideration of RMB150,000 (equivalent to US$23,650). On March 22, 2022, the Company’s 5,332,827 ordinary shares were redesignated as Series Pre-A Preferred Shares. The Company considered the redesignation, in substance, was effectively a repurchase and retirement of the ordinary shares and simultaneously an issuance of Series Pre-A Preferred Shares. The excess of the ordinary shares’ fair value over their par value in the amount of US$13,024 was charged to additional paid-in capital. The excess of the preferred shares’ fair value over the ordinary shares’ fair value in the amount of US$10,625 was recognized as share-based compensation expenses, included in “General and administrative expenses” in the consolidated and combined statement of comprehensive loss for the year ended December 31, 2022.

Series A Preferred Shares

During October to December 2022, the Company issued 27,343,520 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) to several investors for an aggregated consideration of US$187,734, among which US$130,304 was settled by cash and the remaining US$57,430 was exchanged by the WFOE Exchangeable Notes issued in November 2021 as mentioned in note 14. One of the investors of Series A Preferred Shares is Northpole GLY 3 LP, a related party controlled by one of the Company’s directors, subscribed 2,818,400 shares for a cash consideration of US$20,000.

The rights, preferences and privileges of the Series Pre-A and Series A redeemable convertible preferred shares are as follows:

Redemption Rights

The holders of redeemable convertible preferred shares have the right to require the Company to redeem their investments, at any time upon the earlier occurrence of:

●	the failure by the Company to complete a Qualified IPO on or before October 11, 2027;
●	any material breach as defined in the shareholder agreement by Founders Offshore Vehicle or any entity of the Group, which has not been cured within ninety (90) days after being requested by relevant holders of redeemable convertible preferred shares;
●	any dishonesty of Founders Offshore Vehicle, which results in material adverse effect to the operation of the Group and cannot be effectively remedied within twenty (20) business days.

The redemption price for each issued and outstanding redeemable convertible preferred share held, shall be an amount equal to (i) 100% of the issuance price, plus (ii) interest at a simple rate of eight percent (8%) per annum accrued on the issuance price during the period from the issuance date to the redemption payment date, however, that the portion relevant to the Pre-A Investor A’s initial investment amount of RMB 150,000 shall accrue the interest from November 29, 2021, minus (iii) the amount of the dividends received, plus (iv) all declared but unpaid dividends.

If the assets or funds of the Company which are legally available on the date that any redemption price is due are insufficient to pay in full all redemption price, those assets or funds which are legally available shall nonetheless be paid and applied in the following preferential sequence: (i) firstly, to the extent permitted by applicable law to pay all redemption price due on such date on the Series A Preferred Shares in proportion to the full amounts to which the holders of Series A Preferred Shares to which such redemption price are due would otherwise be respectively entitled thereon; (ii) secondly, following the full payment of the relevant redemption price to the holders of Series A Preferred Shares, to the extent permitted by applicable law to pay all redemption price due on such date on the Series Pre-A Preferred Shares in proportion to the full amounts to which the holders of Series Pre-A Preferred Shares to which such redemption price are due would otherwise be respectively entitled thereon.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

On October 11, 2022, the Company and holders of Series Pre-A Preferred Shares agreed to extend the redemption date of the Series Pre-A Preferred Shares from February 28, 2027 to October 11, 2027. The Company determines the modification to the terms of Series Pre-A Preferred Shares represents a modification, because the difference of the fair values of the redeemable convertible preferred shares immediately before and after the amendment is less than 10%, therefore the Company applied modification accounting by analogy to the modification guidance contained in ASC 718-20, Compensation — Stock Compensation, and the modification that results in a decrease in the fair value of the modified preferred shares was not recognized. The fair value of Series Pre-A Preferred Shares before and after the modification were determined by management with the assistance of a third-party valuation firm.

The Company used the following assumptions in the model:

	October 11, 2022 –	October 11, 2022 –
	before modification	after modification
Risk-free interest rate	2.45%	2.52%
Expected volatility	61.52%	60.26%
Expected dividend yield	0.00%	0.00%
Expected terms	2.22 – 4.39 years	2.22 – 5.00 years
Fair value of ordinary share	US$3.79	US$3.66

The risk-free interest rate is based on the yields of China government bonds with a maturity period close to the expected remaining life of the redeemable convertible preferred shares. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected terms of the Company’s redeemable convertible preferred shares. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected terms are the remaining contract life of the redeemable convertible preferred shares. The estimated fair value was determined using the back-solve method based on the equity allocation model.

Conversion Rights

Each redeemable convertible preferred share may, at the option of the holders, be converted at any time after the date of issuance of such redeemable convertible preferred share into fully-paid and non-assessable ordinary shares at an initial conversion ratio of 1:1 subject to adjustment for share division, share combination, share dividend, reorganization, mergers, consolidations, reclassifications, exchanges, substitutions, recapitalization or similar events. Each redeemable convertible preferred share shall automatically be converted into ordinary shares, at the applicable then-effective conversion price upon the closing of a Qualified IPO.

Voting Rights

Each redeemable convertible preferred share issued and outstanding shall be entitled to the number of votes equal to the number of ordinary shares into which such redeemable convertible preferred share could be converted at the record date for determination of the shareholders entitled to vote on such matters.

Dividend Rights

All the holders of redeemable convertible preferred shares are entitled to receive the dividends on pro-rata basis according to the relative number of shares held by them on an as-converted basis.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Liquidation Preferences

In the event of any liquidation event, including (i) the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary; or (ii) trade sale, which means whether in a single transaction or series of related transactions, any of the following transactions: (a) the merger, acquisition or similar transaction of the Group (whether by a sale of equity, merger, consolidation, scheme of arrangement or amalgamation) in which the shareholders of the Company immediately prior to such transaction or series of transactions will cease to own a majority of the voting power of the surviving or resulting entity immediately after the consummation of such transaction or series of transactions; or (b) the sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Group or the licensing of all or substantially all of the Group’s intellectual property, the holders of redeemable convertible preferred shares shall be entitled to receive, prior and in preference to any distribution or payment shall be made to the holders of any ordinary shares, the liquidation preference amount per share is equal to (i) 100% of the issuance price, plus (ii) interest at a simple rate of eight percent (8%) per annum accrued on the issuance price during the period from the issuance date to the liquidation payment date, however, that the portion relevant to the Pre-A Investor A’s initial investment amount of RMB 150,000 shall accrue the interest from November 29, 2021, plus (iii) any declared but unpaid dividends, plus (iv) interest at a simple rate of three percent (3%) per annum accrued on the WFOE Exchangeable Notes during the period from November 5, 2021 to the issuance date, only applicable to the WFOE Exchangeable Notes Holder.

If the Company’s available funds and assets are insufficient for the full payment of liquidation preference amounts to all holders of redeemable convertible preferred shares, then the Company’s entire available funds and assets shall be distributed ratably among the holders of redeemable convertible preferred shares in proportion to the aggregate liquidation preference amounts such holder is otherwise entitled to receive.

Liquidation preference is as follows in sequence: Series A Preferred Shares, Series Pre-A Preferred Shares. After distribution or payment in full of the liquidation preference amounts for Series A Preferred Shares and Series Pre-A Preferred Shares, the holders of ordinary shares shall be entitled to receive liquidation amount that equals to the corresponding investment amount paid by the relevant holders of ordinary shares to the Company. After distribution or payment in full of above liquidation amounts, the remaining available funds and assets, if any, shall be distributed ratably among the holders of ordinary shares and Series Pre-A Preferred Shares in proportion to the relative number of ordinary shares held by such shareholders on an as converted basis.

Performance Adjustment Mechanism

In the event that the Group fails to achieve the agreed milestones, including mass production of Eletre no later than June 30, 2023 and mass production of Emeya (Type 133) no later than June 30, 2024 (collectively as “SOP Milestones”) as requested by the Pre-A Investor A, for every six (6) months that the Group is in delay to achieve the SOP Milestones, the Company shall issue to the Pre-A Investor A additional number of Series Pre-A Preferred Shares at nominal price (the total consideration shall be RMB 1) that equals to 0.5% of the then issued and outstanding shares of the Company immediately prior to such issuance (on a fully-diluted basis), provided that the aggregate maximum number of Series Pre-A Preferred Shares to be issued and obtained by the Pre-A Investor A shall be no more than 2% of the Series Pre-A Preferred Shares then held by the Pre-A Investor A acquired under the Series Pre-A Preferred Share purchase agreement (collectively referred to “warrant”).

Accounting of Redeemable Convertible Preferred Shares

The Company has classified the redeemable convertible preferred shares as mezzanine equity in the consolidated balance sheets as they are contingently redeemable upon the occurrence of certain events outside of the Company’s control.

The Company concluded the embedded conversion and redemption option did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Company also determined that the warrant granted to Pre-A Investor A is a freestanding instrument that was accounted for as a warrant liability, as the warrant could be legally detachable and separately exercisable from the Series Pre-A Preferred Shares. At initial recognition, proceeds were first allocated to the warrant based on its fair value and then the residual to the Series Pre-A Preferred Shares. For subsequent measurement, the Company recorded the changes in fair value of warrant liability in the consolidated and combined statements of comprehensive loss. The Company expects that the agreed Milestones will be achieved, thus the Company concludes that the fair value of the warrant liability is minimal as of the issuance date and December 31, 2023 and 2022, respectively. The SOP Milestones for Eletre and Emeya were achieved in December 31, 2022 and January 2024, respectively, therefore no additional Series Pre-A Preferred Shares shall be issued.

Since the Company has adopted ASU 2020-06 on January 1, 2021, the Company did not assess whether the redeemable convertible preferred shares contain beneficial conversion features.

The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of redeemable convertible preferred shares to their maximum redemption amount at the end of each reporting period, as if it were also the redemption date for redeemable convertible preferred shares.

As mentioned above, the Series A Preferred Shares issued to the WFOE Exchangeable Notes Holder was exchanged by the WFOE Exchangeable Notes issued in November 2021. The Company evaluated accounting of the exchange under ASC 470-50 and determined that they qualified for extinguishment accounting. As such the Company derecognized the carrying amount of the WFOE Exchangeable Notes of US$60,419 and recognized Series A Preferred Shares of US$60,419. Upon exchange, the accumulated recognized other comprehensive loss relating to fair value changes of the WFOE Exchangeable Notes due to instrument-specific credit risk of US$64 was recycled to the consolidated and combined statements of comprehensive loss. During the year ended December 31, 2022, the Company did not record any increase in the carrying amount of Series A Preferred Shares issued to the WFOE Exchangeable Notes Holder as its redemption value was lower than its initial carrying amount.

As the Company’s redeemable convertible preferred shares are denominated in RMB other than the functional currency of the Company, i.e., US$, the measurement of redemption value incorporates the effect of exchange rates on the functional currency amount of the redemption feature. The foreign currency exchange rates are considered in that measurement and their effect either increases or reduces the effect dividends on income available to ordinary shareholders and reported loss per share.

18.MANDATORILY REDEEMABLE NONCONTROLLING INTEREST

US$
Balance as of January 1, 2021	—
Issuance of mandatorily redeemable noncontrolling interest	6,299
Changes in fair values of mandatorily redeemable noncontrolling interest, excluding impact of instrument-specific credit risk	302
Changes in fair values of mandatorily redeemable noncontrolling interest due to the instrument-specific credit risk	13
Foreign currency translation adjustment	(21)
Balance as of December 31, 2021	6,593
Changes in fair values of mandatorily redeemable noncontrolling interest, excluding impact of instrument-specific credit risk	5,565
Changes in fair values of mandatorily redeemable noncontrolling interest due to the instrument-specific credit risk	(30)
Foreign currency translation adjustment	(747)
Balance as of December 31, 2022	11,381
Changes in fair values of mandatorily redeemable noncontrolling interest, excluding impact of instrument-specific credit risk	108
Redemption of mandatorily redeemable noncontrolling interest	(11,554)
Foreign currency translation adjustment	65
Balance as of December 31, 2023	—

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

On November 12, 2021, the Company’s VIE and Momenta (Suzhou) Technology Limited Company (“Momenta”) incorporated Ningbo Robotics. The VIE and Momenta hold 60% and 40% equity interest and invested US$9,449 and US$6,299 in Ningbo Robotics, respectively.

Pursuant to the shareholder agreement entered by the VIE and Momenta:

1)	If there is any disagreement or disputes arising between Ningbo Robotics and Momenta, Momenta has the right to require WFOE or VIE or the entity designated by WFOE or VIE to acquire the 40% equity interest in Ningbo Robotics at the consideration of RMB40,000 in cash.
2)	Momenta is required to sell its 40% equity interest in Ningbo Robotics to WFOE or VIE or the entity designated by WFOE or VIE no later than the third anniversary date of the incorporation of Ningbo Robotics. The redemption price between the date of incorporation and the first anniversary of Ningbo Robotics is RMB40,000, between the first anniversary and the second anniversary of the incorporation Ningbo Robotics is RMB80,000, and between the second anniversary and the third anniversary of the incorporation Ningbo Robotics is RMB120,000. At the sole discretion of Momenta, Momenta is entitled to elect either to redeem in cash or exchange for the Company’s shares with the equivalent monetary value.
3)	If the Company’s Board of Directors approved the Company’s Qualified IPO within the third anniversary date of the incorporation of Ningbo Robotics, Momenta is required to sell its 40% equity interest in Ningbo Robotics at the consideration same as the mechanism mentioned in 2). At the sole discretion of Momenta, Momenta is entitled to elect either to redeem in cash or exchange for the Company’s shares with the equivalent monetary value.

In March 2022, the VIE transfers its 60% equity interest of Ningbo Robotics to its wholly owned subsidiary, Sanya Lotus.

The Group is contractually obligated to repurchase the 40% noncontrolling interests (“NCI”) held by Momenta within the three years from its incorporation. The NCI, together with the embedded repurchase contract, is accounted for as a liability and recorded as “Mandatorily redeemable noncontrolling interest” in the Company’s consolidated balance sheets.

On April 28, 2023, the Group and Momenta entered into an agreement, pursuant to which, the Group redeemed Momenta’s 40% equity interest in Ningbo Robotics for a cash consideration of RMB80,000 (equivalent to US$11,554) pursuant to Momenta’s redemption right under the shareholders’ agreement of Ningbo Robotics (the “Robotics Redemption”). As mentioned in note 15, on May 30, 2023, the Company issued a convertible note to Momenta Global Limited, a related party of Momenta, following the Robotics Redemption.

The Group elected the fair value option to account for the mandatorily redeemable noncontrolling interest. The Group believes the fair value option best reflects the economics of the underlying transaction. Changes in fair values due to the instrument-specific credit risk of nil, US$30 and US$13 were debited/ (credited) in other comprehensive income (loss) and all other changes in fair values of US$108, US$5,565 and US$302 were recognized as “Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

Upon redemption, the accumulated recognized other comprehensive income (loss) relating to fair value changes of the mandatorily redeemable noncontrolling interest due to instrument-specific credit risk of US$17 was recycled to the consolidated and combined statements of comprehensive loss.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Group adopted a scenario-weighted average method to determine the fair value of the mandatorily redeemable noncontrolling interest, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair value of the mandatorily redeemable noncontrolling interest is estimated with the following key assumptions used:

As of December 31,
2022
Discount rate	19.00%
Bond yields	6.74% – 7.37%
Expected terms	0.33-1.86

19.OTHER NON-CURRENT LIABILITIES – THIRD PARTIES

Other non-current liabilities – third parties consisted of the following:

	As of December 31,
	2023	2022
	US$	US$
Deposits from third parties	19,210	15,824
Conditional and refundable government grants (i)	77,654	—
Warranty provision	6,539	—
Total	103,403	15,824
(i)The Group was awarded grants from governments and conditional on the operation performance and tax contribution in certain specified regions in the next few years. The government grants have been received and recognized as other non-current liabilities, which will be released to government grants in the consolidated and combined statements of comprehensive loss when the conditions attached for operation performance and tax contribution are satisfied. As of December 31, 2023, the Group estimated that the conditions attached for operation performance and tax contribution would be not probable to be satisfied, thus the Group classify these liabilities as other non-current liabilities.

20.	ORDINARY SHARES

Upon incorporation on August 9, 2021, the Company issued 191,981,772 ordinary shares to the Founders Offshore Vehicle at US$0.70 per share with total consideration of US$133,683 to the Company, which was fully paid up as of December 31, 2023. As mentioned in Note 17, on March 18, 2022, an ordinary shareholder of the Company, sold its 5,332,827 ordinary shares at US$4.43 per share to Pre-A Investor B with a cash consideration of US$23,650. The Company considered the redesignation, in substance, was effectively a repurchase and retirement of the ordinary shares and simultaneously an issuance of Series Pre-A Preferred Shares.

On November 11, 2021, the Company issued 95,990,886 ordinary shares to Lotus Technology International Investment Limited, ultimately 100% owned by Geely Holding, at US$0.70 with total consideration of US$67,566, which was fully paid as of December 31, 2022.

On September 24, 2021, Etika, through Lotus HK, subscribed for 33.33% equity interest in WFOE with total consideration of RMB650,100 (equivalent to US$100,690) and paid up on September 28, 2021. On November 11, 2021, the Company issued 143,986,329 ordinary shares to Etika Automotive SDN BHD (“Etika”) through exchange of 100% equity interest in Lotus Advanced Technology Limited (“Lotus HK”) held by Etika.

On December 24, 2021, the Company issued 47,995,443 ordinary shares to LGIL for the “Lotus” trademark licenses with a fair value of US$116,041 licensed by Group Lotus Limited, a wholly owned subsidiary of LGIL.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

As noted in Note 1(b), following the Merger Transaction, the Company’s Articles were amended. As such, the shares and corresponding capital amounts and loss per share prior to the Merger have been retroactively adjusted. The new authorized shares of the Company is US$50 divided into 5,000,000,000 shares comprising of ordinary shares with par value of US$0.00001 each. The number of shares issued and outstanding as of December 31, 2023 and 2022 is 474,621,603 ordinary shares.

21.DISTRIBUTION AGREEMENT

On January 31, 2023, the Group entered into a distribution agreement with LCL, a wholly owned subsidiary of LGIL and ultimately controlled by the Controlling Shareholder of the Company, pursuant to which, the Group was appointed as the exclusive global distributor to distribute certain models of vehicles and to provide after-sale services and brand, marketing and public relations for such vehicles distributed by it since January 31, 2023, for a cash consideration of GBP18,055 (equivalent to US$22,296).

The Group determined that the acquisition of distribution right did not result in a change in the reporting entity and was accounted for prospectively from the date of the transfer. The acquisition of the distribution right was accounted for as a transaction between entities under common control, with the asset recognized at the historical cost of the ultimate parent. The difference between purchase price of US$22,296 and historical cost of nil was recorded as a distribution to shareholders in additional paid-in capital.

22.NON-CONTROLLING INTEREST

In May 2023, the Company incorporated Hangzhou Kingway Technology Co., Ltd. (“Kingway Technology”), in which the Company held 100% equity interest with total cash contribution of US$4,857.

In September 2023, a related party ultimately controlled by the Controlling Shareholder of the Company and a third party made capital contributions of US$4,182 and US$278 to Kingway Technology, respectively. As a result, the Company’s equity interest in Kingway Technology decreased to 54.3% according to the Articles of Association of Kingway Technology. The Group recorded an increase in additional paid-in capital of US$968 due to the change of the Company’s its equity interest in Kingway Technology.

23.	INCOME TAX
a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. The first HK$2 million of assessable profits earned by a company will be taxed at 8.25% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to elect only one company in the group to benefit from the progressive anti-fragmentation two-tier rates.

The PRC, excluding Hong Kong

The Group’s PRC subsidiaries and consolidated VIEs are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Under the EIT Law and its implementation rules, an enterprise established outside the PRC with a “place of effective management” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes. A PRC resident enterprise is generally subject to certain PRC tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008.

Other Countries

The maximum applicable income tax rates of other countries where the Company’s subsidiaries having significant operations in the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year ended December 31,
	2023	2022	2021
Germany
– Corporation tax*	15.825%	15.825%	15.825%
– Trade tax*	14.35%	14.35%	13.825%
UK**	25%	19%	19%
Netherlands	25.8%	25.8%	25.8%

*This corporate tax rate excludes trade tax, which rate depends on the municipality in which Lotus GmbH conducts its business. Trade Tax is calculated by determining the Trade Tax Base with 3.5% of the trade income and applying the tax factor which differs according to the specific municipality in Germany and equals 410%, 410% and 395% for the municipality of Raunheim in 2023, 2022 and 2021, respectively.

**UK corporate income tax rate changed from 19% to 25% since April 2023.

The components of loss before income taxes are as follows:

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
The PRC, excluding Hong Kong	(514,816)	(652,302)	(113,598)
Germany	(5,370)	801	2,060
UK	(166,174)	821	2,415
Netherlands	(46,774)	(47,710)	(1,415)
Cayman Islands	(4,383)	(25,598)	1,860
Hong Kong	(1,859)	78	—
Others	(9,766)	(361)	—
Total	(749,142)	(724,271)	(108,678)

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The components of income tax expense for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
Current income tax expense
−The PRC, excluding Hong Kong	727	73	852
− Germany	332	400	603
− UK	—	(187)	182
− Netherlands	—	—	—
− Cayman Islands	—	—	—
− Hong Kong	—	—	—
− Others	54	6	—
Total current tax provision	1,113	292	1,637
Deferred income tax expense
− The PRC, excluding Hong Kong	—	—	—
− Germany	—	—	—
− UK	—	—	216
− Netherlands	—	—	—
− Cayman Islands	—	—	—
− Hong Kong	—	—	—
− Others	—	—	—
Total deferred tax expense	—	—	216
Total income tax expense	1,113	292	1,853

The actual income tax expense reported in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2023, 2022 and 2021 differs from the amount computed by applying the PRC income tax rate of 25% to loss before income taxes due to the following:

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
Computed expected income tax benefit at the PRC statutory tax rate of 25%	(187,286)	(181,068)	(27,170)
Effect on tax rates in different tax jurisdiction	824	5,997	(373)
Preferential tax rate impact	(423)	—	—
Tax effect of non-deductible expenses	2,474	480	110
Tax effect of R&D expenses additional deduction	(17,732)	(3,068)	(134)
Change in valuation allowance	202,586	177,715	29,784
Tax filing difference	663	—	—
Others	7	236	(364)
Actual income tax expense	1,113	292	1,853

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

b)   Deferred income taxes

The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) balances as of December 31, 2023 and 2022 are as follows:

	As of December 31,
	2023	2022
	US$	US$
Deferred tax assets:
Net operating losses carryforwards	186,642	78,971
Accrued expenses	22,664	23,271
Deferral of tax deduction of R&D expenses	308,850	263,384
Operating lease liabilities	31,633	29,201
Exchangeable notes	5,061	3,532
Mandatorily redeemable noncontrolling interest	-	1,463
Convertible notes	3,620	1,289
Deferral of tax deduction of advertising expenses	10,054	6,404
Property, equipment and software	2,908	364
Equity investments	843	667
Deferred revenue	19,102	1,619
Total gross deferred tax assets	591,377	410,165
Valuation allowance on deferred tax assets	(390,737)	(202,715)
Deferred tax assets, net of valuation allowance	200,640	207,450
Deferred tax liabilities:
Property, equipment and software	(3,430)	(285)
Derivative assets	(17)	—
Government grants	(155,717)	(178,090)
Operating lease right-of-use assets	(41,476)	(29,201)
Total deferred tax liabilities	(200,640)	(207,576)
Net deferred tax liabilities	—	(126)

The deferred taxes noted above are classified as follows in the Company’s consolidated balance sheets:

	As of December 31,
	2023	2022
	US$	US$
Deferred tax assets	—	—
Deferred tax liabilities	—	(126)
Net deferred tax liabilities	—	(126)

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more-likely-than-not that the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

As of December 31, 2023, the valuation allowances of US$390,737 were related to the deferred income tax assets of the certain subsidiaries of the Company which were in loss position. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Changes in valuation allowance are as follows:

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
Balance at the beginning of the year	202,715	32,914	3,130
Addition	215,886	177,715	29,784
Deduction	(25,934)	—	—
Effect of foreign currency translation	(1,930)	(7,914)	—
Balance at the end of the year	390,737	202,715	32,914

As of December 31, 2023, the net operating loss carryforwards of the Company’s subsidiaries and VIEs in the PRC amounted to US$470,713, which can be carried forward for five years to offset future taxable profit. The net operating loss carryforwards of the Company’s subsidiaries and VIEs in the PRC, excluding Hong Kong, will expire during the period from year 2026 to year 2028, if unused by the following year-end:

Year ending December 31,	Amount
US$
2026	43,523
2027	151,292
2028	275,898
Total	470,713

As of December 31, 2023, the net operating loss carryforwards of the Company’s subsidiaries incorporated in Netherlands amounted to US$94,088. Operating losses can be carried forward without time limitation but are available to offset the first EUR 1,000 of taxable profits and 50% of taxable profits in excess of this of the current fiscal year.

As of December 31, 2023, the net operating loss carryforwards of the Company’s subsidiaries incorporated in UK amounted to US$140,725. Operating losses can be carried forward without time limitation but the annual limit of utilization of carryforward loss, without any cash tax impact, is GBP 5,000.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

24.	NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
Numerator:
Net loss attributable to ordinary shareholders	(742,001)	(723,921)	(110,531)
Accretion of redeemable convertible preferred shares	(15,121)	(910)	—
Numerator for basic and diluted net loss per ordinary share calculation	(757,122)	(724,831)	(110,531)
Denominator:
Weighted average number of ordinary shares, basic and diluted[1]	474,621,603	475,805,054	334,127,181
Denominator for basic and diluted net loss per ordinary share calculation[1]	474,621,603	475,805,054	334,127,181
Net loss per ordinary share attributable to ordinary shareholders
– Basic and diluted [1]	(1.60)	(1.52)	(0.33)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

For the purposes of calculating loss per share for the years ended December 31, 2023, 2022 and 2021, the weighted average number of ordinary shares outstanding used in the calculation has been retrospectively adjusted to reflect the Recapitalization (see note 1(b)), as if the Recapitalization had occurred at the beginning of the earliest period presented.

The following outstanding potentially dilutive ordinary share equivalents adjusted to reflect the effect of Recapitalization have been excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the years presented due to their antidilutive effect:

	Year ended December 31,
	2023	2022	2021
Redeemable convertible preferred shares (note 17)	68,228,526	68,228,526	—
Exchangeable notes (i)	36,709,165	34,459,983	12,547,642
Series Pre-A Note (ii)	—	—	5,332,827
2023 Convertible notes (iii)	2,029,407	—	—
Mandatorily redeemable noncontrolling interest (iv)	—	1,148,666	627,382
Share options(v)	10,073,233	10,378,710	—
Warrant(vi)	711,044	711,044	—
Total	117,751,375	114,926,929	18,507,851
(i)Represents the number of potentially dilutive ordinary shares equivalent after Recapitalization on as-if-converted basis, calculated by the fixed monetary value of RMB2,600,000 (equivalent of US$367,092), RMB2,400,000 (equivalent of US$344,600) and RMB800,000 (equivalent of US$125,476) divided by the fixed conversion price of US$10 per share as of December 31, 2023, 2022 and 2021, respectively.
(ii)Represents the number of potentially dilutive ordinary shares equivalent after Recapitalization on as-if-converted basis, calculated by the fixed monetary value of RMB150,000 (equivalent of US$21,178) divided by the then conversion price after Recapitalization as of December 31, 2021.
(iii)For the year ended December 31, 2023, the conversion of 2023 Convertible Notes as mentioned in note 15 is not included in the calculation of basic or diluted loss per share, as the conversion is contingent upon the consummation of the Business Combination, which was not satisfied as of the period end.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(iv)Represents the number of potentially dilutive ordinary shares equivalent after Recapitalization on as-if-converted basis, calculated by the fixed monetary value of RMB80,000 (equivalent of US$11,487)and RMB40,000 (equivalent of US$6,274) divided by the fixed conversion price of US$10 per share as of December 31, 2022 and 2021, respectively.
(v)For the years ended December 31, 2023 and 2022, 10,073,233 and 10,378,710 outstanding share options, respectively, are not included in the calculation of basic or diluted loss per share, as the issuance of such awards is contingent upon a Qualified IPO, which was not satisfied as of the year end.
(vi)For the years ended December 31, 2023 and 2022, the warrant to purchase maximum 711,044 and 711,044 Series Pre-A Preferred Shares after Recapitalization is not included in the calculation of basic or diluted loss per share, as the issuance of such shares is contingent upon a qualifying event, which was not satisfied as of the year end.
(vii)The exchange or conversion of Lightning Speed Exchangeable Notes or Subsidiary Convertible Note to its respective equity holders as mentioned in note 14 and note 15, respectively, have no effect on the number of the Company’s outstanding ordinary shares. The potential common shares of Lightning Speed and Ningbo Robotics, subsidiaries of the Company, were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented due to their antidilutive effect.
(viii)For the year ended December 31, 2023, the put options as mentioned in note 12 are not included in the calculation of basic or diluted loss per share, as the issuance of such shares is contingent on the satisfaction of exercise condition, which was not satisfied as of the period end.

25.	REVENUES

The Group’s revenues are disaggregated by service lines as follows:

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
Service line
Sales of goods – third parties
– BEV lifestyle models	464,172	—	—
– Sports cars	183,160	828	369
– Others	9,394	335	—
	656,726	1,163	369
Sales of goods – related parties
– BEV lifestyle models	1,093	—	—
– Sports cars	951	—	—
– Others	1,388	23	—
	3,432	23	—
Subtotal	660,158	1,186	369
Services
– related parties	12,573	8,344	3,280
– third parties	6,277	27	38
Subtotal	18,850	8,371	3,318
Total revenues	679,008	9,557	3,687

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Geographic information

The following summarizes the Group’s revenues by geographic areas (based on the locations of customers):

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
Chinese mainland	419,448	8,816	3,109
UK	83,827	437	439
Japan	26,390	—	—
Australia	20,335	—	—
Belgium	20,701	—	—
France	16,341	—	—
Italy	14,650	—	—
Germany	15,904	—	—
Netherlands	13,729	—	—
Others	47,683	304	139
Revenues	679,008	9,557	3,687

Contract Liabilities

	As of December 31,
	2023	2022
	US$	US$
Current liabilities
– Contract liabilities – third parties	44,184	7,843
– Contract liabilities – related parties*	1	8
Non-current liabilities
– Contract liabilities – third parties	6,245	—
Contract liabilities, current and non-current	50,430	7,851

*This item is included in accrued expenses and other current liabilities — related parties in the consolidated balance sheets as of December 31, 2023 and 2022.

Among the balance of contract liabilities of US$7,851 as of December 31, 2022, US$ 5,438 was recognized as revenue during the year ended December 31, 2023.

The contract liabilities relate to up-front payments from the Group’s customers for purchase of vehicles or services in advance of transfer of the control of the products and services under the contract. Amounts that are expected to be recognized as revenues within one-year are included as current contract liabilities with the remaining balance recognized as other non-current liabilities.

The Group expects that US$333,985 of transaction price allocated to unsatisfied performance obligation as of December 31, 2023 will be recognized as revenues within one year. The remaining US$12,067 will be recognized over the remaining contract periods over 1 to 10 years.

The Group has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

26.	FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis include derivative assets, investment securities, exchangeable notes, convertible notes, mandatorily redeemable noncontrolling interest and put option liabilities.

The following tables set the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2023 and 2022.

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
	Fair Value as of	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets
Investment securities	3,326	3,326	—	—
Derivative asset	67	—	67	—
Liabilities
Put option liabilities	11,884	—	—	11,884
Convertible notes	101,912	—	—	101,912
Exchangeable notes	454,316	—	—	454,316

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
	Fair Value as of	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets
Investment securities	8,411	8,411	—	—
Liabilities
Convertible notes	76,770	—	—	76,770
Exchangeable notes	427,112	—	—	427,112
Mandatorily redeemable noncontrolling interest	11,381	—	—	11,381

Valuation Techniques

Derivative asset: Derivative asset represents forward currency contracts. The fair value is estimated by discounting the difference between the contractual forward price and the current available forward price for the residual maturity of the contract using observable market rates.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Investment securities: On May 13, 2022, the Group purchased a one-year convertible note (the “Note”) with the principal of US$10,000 issued by ECARX Holdings Inc. (“Ecarx”), which is a related party controlled by the Controlling Shareholder of the Company and listed in NASDAQ on December 21, 2022. Upon the listing of Ecarx, the Note was automatically converted to the Class A ordinary shares of Ecarx (the “listed equity securities”) at conversion price of US$9.5 per share. The Group classifies the listed equity securities as investments with readily determinable fair values and reported at fair value. As such the Group derecognized the carrying amount of the Note of US$11,316 and recognized the listed equity securities of US$11,316 at fair value on December 21, 2022. The Group values the listed equity securities using quoted prices for the underlying securities in active markets and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. As of December 31, 2023 and 2022, the Group’s equity securities were US$3,326 and US$8,411, respectively. The Group recorded the fair value loss of US$5,085 and US$2,905 and nil in “Investment (loss) income, net” in the consolidated and combined statements of comprehensive loss for the year ended December 31, 2023, 2022 and 2021, respectively.

Put option liabilities, exchangeable notes, convertible notes and mandatorily redeemable noncontrolling interest,: As the Group’s put option liabilities, exchangeable notes, convertible notes and mandatorily redeemable noncontrolling interest are not traded in an active market with readily observable quoted prices, the Group uses significant unobservable inputs (Level 3) to measure the fair value of the put option liabilities, exchangeable notes, convertible notes and mandatorily redeemable noncontrolling interest at inception and at each subsequent balance sheet date. See notes 12, 14, 15 and 18 for information about the significant unobservable inputs used in the respective fair value measurements.

The other financial assets and liabilities of the Group primarily consist of cash, restricted cash, accounts receivable, loan receivables and other receivables included in prepayments and other current assets and other non-current assets, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities and other non-current liabilities and operating lease liabilities. As of December 31, 2023 and 2022, the fair values of financial assets and liabilities included in non-current assets, operating leases liabilities and other non-current liabilities approximated to their carrying values, which were due to that the underlying interest rates approximated to the market rates for similar instruments with similar maturities. As of December 31, 2023 and 2022, the carrying amounts of other financial instruments approximated to their fair values due to short term maturity of these instruments.

The Group’s non-financial assets, such as property, equipment and software and intangible assets, would be measured at fair value only if they were determined to be impaired.

27.	SHARE-BASED COMPENSATION

The Company’ s shareholders approved and adopted a share incentive plan in September 2022, or the 2022 Share Incentive Plan, for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of the Group’s business. Under the 2022 Share Incentive Plan, the Company is authorized to grant options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2022 Share Incentive Plan is 51,550,661. During the years ended December 31,2023 and 2022, 775,561 and 10,378,710 options were granted under the 2022 Share Incentive Plan, among which, nil and 312,292 share options were granted to non-employee service providers for providing operation consultation and business development services, and nil and 1,028,126 share options were granted to employees of an entity ultimately controlled by the Controlling Shareholder of the Company, respectively. No share option had been granted to directors or officers during the years ended December 31,2023 and 2022.

Share options granted under the 2022 Share Incentive Plan have a contractual term of ten years and have varying vesting terms that requires the grantees to render services for a period ranged from nil to three years under which the grantees earn an entitlement to vest over such stipulated services period. The share awards are only exercisable subject to the grantee’s continuous service and the consummation of a Qualified IPO by the Group.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Share options

A summary of the share options activities for the years ended December 31, 2023 and 2022 is presented below:

			Weighted	Weighted
		Weighted	average	remaining	Aggregate
	Number of	average	grant-date	contractual	intrinsic
	shares	exercise price	fair value	years	value
		US$	US$		US$
Outstanding at January 1, 2022	—	—	—
Granted	10,378,710	2.89	1.90
Outstanding at December 31, 2022	10,378,710	2.89	1.90
Granted	775,561	2.89	4.83
Forfeited	(1,081,038)	2.89	2.21
Outstanding at December 31, 2023	10,073,233	2.89	2.08	8.82	60,831

As of December 31, 2023, no share options were exercisable since their exercisability is subject to the occurrence of a Qualified IPO.

As of December 31, 2023, for the cumulative options granted to employees and non-employee service providers to purchase 9,132,593 shares, nil share-based compensation expense was recognized for these awards as the qualifying event was not probable as of December 31, 2023. The total unrecognized share-based compensation expense relating to these awards as of December 31, 2023 was US$ 18,776, of which US$ 16,243 was based on the degree of service period that had been completed as of December 31, 2023. The Group will recognize compensation expenses relating to the awards cumulatively upon the consummation of a Qualified IPO.

As of December 31, 2023, for the cumulative options granted to employees of an entity controlled by the Controlling Shareholder of the Company to purchase 940,640 shares, the Group elects to recognize the fair value of these options as dividends to the shareholder. The total fair value relating to these awards was US$ 2,101. Note that the company under common control is providing sports cars to the Group and the Group pays the purchase price at market rates, so no compensation expense is reflected for these grants.

The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Years ended December 31,
Grant dates:	2023	2022
Risk-free interest rate(i)	3.4% – 4.79%	3.71% – 4.15%
Expected volatility(ii)	54.06% – 54.48%	56.13% – 56.32%
Expected dividend yield(iii)	0.00%	0.00%
Exercise multiple(iv)	2.20 – 2.80	2.20 – 2.80
Expected terms(v)	10.00 years	10.00 years
Fair value of underlying ordinary share(vi)	US$5.91 – US$8.93	US$3.61 – US$4.11
(i)The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the valuation date.
(ii)The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options.
(iii)Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(iv)The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees or nonemployees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employees or nonemployees exercise history, it was estimated by referencing to a widely-accepted academic research publication.
(v)Expected term is the contract life of the share options.
(vi)The estimated fair value was determined using the discounted cash flow method based on the equity allocation model.
28.	COMMITMENTS AND CONTINGENCIES

Purchase commitment

As of December 31, 2023, the Group has future minimum purchase commitment related to the purchase of vehicles, research and development services and other operating expenses. Total purchase obligations contracted but not yet reflected in the consolidated and combined financial statements as of December 31, 2023 were as follows:

	Less than	More than
	one year	one year	Total
	US$	US$	US$
Purchase commitment	179,490	2,511	182,001

Capital commitment

Total capital expenditures contracted but not yet reflected in the consolidated and combined financial statements as of December 31, 2023 were as follows:

	Less than	More than
	one year	one year	Total
	US$	US$	US$
Capital expenditure commitment(i)	59,304	264	59,568
(i)Represents the capital commitment on the construction of the Group’s corporate buildings, leasehold improvements,molds and tooling.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

29.	RELATED PARTY TRANSACTIONS
(a)	Related parties

Names of the major related parties	Nature of relationship
Geely Holding	Entity controlled by the controlling shareholder of the Company
Ningbo Geely R&D	Entity controlled by the controlling shareholder of the Company
Zhejiang Liankong Technologies Co., Ltd. (“Zhejiang Liankong”)	Entity controlled by the controlling shareholder of the Company
LGIL	Entity controlled by the controlling shareholder of the Company
Founders Onshore Vehicle	Entity controlled by the controlling shareholder of the Company
Geely HK	Entity controlled by the controlling shareholder of the Company
Wuhan Geely Auto Parts Co., Ltd. (“Wuhan Geely Auto Parts”)	Entity controlled by the controlling shareholder of the Company
Zhejiang Geely Automobile Co., Ltd. Wuhan Branch (“Geely Auto Wuhan Branch”)	Entity controlled by the controlling shareholder of the Company
Ecarx	Entity controlled by the controlling shareholder of the Company
ECARX (Hubei) Technology Co., Ltd. (“Hubei Ecarx”)	Entity controlled by the controlling shareholder of the Company
Hubei ECARX Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
LCL	Entity controlled by the controlling shareholder of the Company
Beijing Lotus Cars Sales Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Geely UK Limited	Entity controlled by the controlling shareholder of the Company
Volvo Car Corporation	Entity controlled by the controlling shareholder of the Company
Zhejiang Jirun Automobile Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Zhejiang Geely Automobile Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hangzhou Xuanyu Human Resources Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Zhejiang Geely Business Service Co., Ltd.	Entity controlled by the controlling shareholder of the Company
China Euro Vehicle Technology AB	Entity controlled by the controlling shareholder of the Company
Radar New Energy Automobile (Zhejiang) Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Geely Automobile Group Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Lynk & Co Sales Netherlands BV	Entity controlled by the controlling shareholder of the Company
Geely Automobile Research Institute (Ningbo) Co., Ltd.	Entity controlled by the controlling shareholder of the Company
JChin (Shanghai) Mechanical and Electrical Equipment Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Polestar Automotive China Distribution Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hangzhou Fenghua Souvenir Co.,Ltd.	Entity controlled by the controlling shareholder of the Company
Zhejiang Jisu procurement management Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Zhejiang Huanfu Technology Co.,Ltd.	Entity controlled by the controlling shareholder of the Company
Chengdu Jinluda Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Hangzhou Luhongyuan Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Hubei Changjiang Chegu Industry Investment Fund Partnership	Entity which is under significant influence of the Company
Wuxi Stardrive Technology Co., Ltd.	Entity which is under significant influence of the Company
Zhejiang Xitumeng Digital Technology Co., Ltd.	Entity that the controlling shareholder of the Company has significant influence
Northpole GLY 3 LP	Entity controlled by one of the directors of the Company
Lotus Cars USA Inc.	Entity controlled by the controlling shareholder of the Company
Lynk & Co Investment Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hangzhou Geely EVUN Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Jizhi Culture Creative Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Volvo Personvagnar Aktiebolag	Entity controlled by the controlling shareholder of the Company
RENAULT S.A.S	Entity that the controlling shareholder of the Company has significant influence

During the years ended December 31, 2023, 2022 and 2021, in addition to the related party transactions disclosed in note 12 of Put Option Liabilities, note 14 of Exchangeable Notes, note 15 of Convertible Notes, note 17 of Redeemable Convertible Preferred Shares and note 20 of Ordinary Shares to the financial statements, the Group entered into the following significant related party transactions.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(b)	Significant related party transactions

During the years ended December 31, 2023, 2022 and 2021, the Group entered into the following significant related party transactions:

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
Provision of services(i)	12,573	8,344	3,280
Sales of goods(i)	3,432	23	—

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
Payments on behalf of related parties ((ii).a)	4,022	244	—
Cash receipts by related parties on behalf of the Group ((ii).a)	3,695	—	—
Loans to related parties ((ii).b)	1,227	2,310	—
Interest income on loans due from related parties ((ii).b)	122	24	—
Purchase of products and services ((iii).a)	852,623	44,347	14,259
Purchase of products and services for R&D activities ((iii).b)	134,721	167,012	47,442
Purchase of equipment and software ((iii).c)	11,223	42,798	6,255
Payment by related parties on behalf of the Group ((iii).d)	14,514	2,952	—
Short-term lease cost ((iii).e)	765	347	243
Deposits received from related party suppliers ((iii).f)	251	1,584	—
Acquisition of the distribution right ((iii).g)	22,296	—	—
Interest expense on borrowing due to related parties (iv)	—	90	220
Repayment of borrowing from related party (iv)	—	10,573	—
Acquisition of right-of-use assets (v)	12,166	214	1,333
Payment of lease liabilities (v)	269	98	545
Purchase of Geely License (vi)	—	—	288,948
Purchase of trademark licenses (vii)	—	—	116,041
Payment of consideration for acquiring Lotus Tech Innovation Centre GmbH under common control (viii)	—	15,512	—
Payment for purchase of a short-term investment (ix)	—	10,000	—

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(c)	Significant related party balances

The outstanding balances mainly arising from the above transactions as of December 31, 2023 and 2022 are as follows:

	As of December 31,
	2023	2022
	US$	US$
Accounts receivable - related parties (i)	22,430	8,545
Contract liabilities – related parties* (i)	1	8
Prepayments and other current assets – related parties (ii)	28,744	8,732
Other non-current assets – related parties ((ii).c)	2,706	—
Accounts payable-related parties ((iii).a)	340,419	5,770
Accrued expenses and other current liabilities – related parties (iii)	289,845	183,216
Other non-current liabilities – related parties ((iii).f)	1,634	1,584
Operating lease liabilities– related parties, current* (v)	840	13
Operating lease liabilities– related parties, non-current (v)	12,064	170
Investment securities – related parties (ix)	3,326	8,411

*These items are included in accrued expenses and other current liabilities — related parties in the consolidated balance sheets as of December 31, 2023 and 2022.

Note:

(i)

The Group sold sports cars, BEV lifestyle models, auto parts and peripheral products and provided R&D services and other consulting services to a number of related parties. The Group provided services to related parties amounting to US$12,573, US$8,344 and US$3,280 for the years ended December 31, 2023, 2022 and 2021, respectively. The Group sold sports cars, BEV lifestyle models, auto parts and peripheral products to related parties amounting to US$3,432, US$23 and nil for the years end December 31, 2023, 2022 and 2021, respectively. Accounts receivable due from related parties arising from sales of goods and provision of services were US$22,430 and US$8,545 as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, receipts in advance of US$1 and US$8 were included in contract liabilities – related parties, respectively.

(ii)

Prepayments and other current assets – related parties other non-current assets – related parties of the Group are arising from transactions related to purchase of products and services (see note (iii).a), loans to related parties, and cash receipts on behalf of the Group as follows.

a.	The Group made payments of US$4,022, US$244 and nil on behalf of related parties for the years ended December 31, 2023, 2022 and 2021, respectively. Related parties collected cash receipts of US$3,695, nil and nil on behalf of the Group for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, receivables of US$4,271 and USD$244 was included in prepayments and other current assets – related parties, respectively.
b.	During the years ended December 31, 2023, 2022 and 2021, the Group provided unsecured short-term loans of US$1,227, US$2,310 and nil, respectively, to related parties with interest rates of 3.65%-4.5% per annum. The Group recognized interest income of US$122, US$24 and nil for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the receivable for the loan principal and interest of US$3,010 and US$2,369 was included in prepayments and other current assets – related parties, respectively.
c.	As mentioned in note ((iii).a) and note ((iii).c) below, the amounts of prepayments to related parties for purchase of vehicles, auto parts and peripheral products of US$21,404 and US$6,119 were included in prepayments and other current assets – related parties as of December 31, 2023 and 2022, respectively. The amounts of prepayments to relate party for purchase of equipment of US$2,706 and nil was included in other non-current assets-related parties as of December 31, 2023 and 2022, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

d.	As mentioned in note ((iii).e), the amounts of prepayments to related parties for short-term lease agreements of US$82 and nil were included in prepayments and other current assets – related parties as of December 31, 2023 and 2022, respectively.
e.	As of January 1, 2023, upon the adoption of ASC 326 as mentioned in note 2(j), the expected credit loss provision for prepayments and other current assets – related parties not under common control was US$12. For the year ended December 31, 2023, the Group recorded US$11 in expected credit losses for prepayments and other current assets – related parties not under common control in general and administrative expenses. As of December 31, 2023, the expected credit loss provision recorded in prepayments and other current assets – related parties not under common control was US$23.
(iii)

Accounts payable - related parties, accrued expenses and other current liabilities – related parties and other non-current liabilities– related parties are arising from transactions related to purchase of products and services, purchase of equipment and software, and payments by related parties on behalf of the Group as follows.

a.	The Group purchased sports cars, BEV lifestyle models, auto parts, peripheral products, commercial services relating to sales of sports cars and BEV lifestyle models and other consulting services from related parties. During the years ended December 31, 2023, 2022 and 2021, these purchases amounted to US$852,623, US$44,347 and US$14,259, among which, US$549,893, US$839 and US$ 331 were recognized as cost of goods sold for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, purchases including sports cars, BEVs lifestyle models, auto parts and peripheral products of US$248,331 and US$21,880 were recorded as inventories, respectively.

As of December 31, 2023 and 2022, the amounts due to related parties for purchase of office materials, commercial services relating to sales of sports cars and BEV lifestyle models and other consulting services of US$27,660 and US$8,684 were included in accrued expenses and other current liabilities – related parties, respectively.

As of December 31, 2023 and 2022, the amounts due to related parties for purchase of sports cars, BEV lifestyle models, auto parts and peripheral products of US$340,419 and US$5,770 was included in accounts payable-related parties, respectively.

b.	The Group purchased products and services from related parties for R&D activities. The Group recoded R&D expenses of US$134,721, US$167,012 and US$47,442 during the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the amounts due to related partis for purchase of products and services for R&D activities of US$217,256 and US$162,942 were included in accrued expenses and other current liabilities – related parties, respectively.
c.	The Group purchased equipment and software of US$11,223, US$42,798 and US$6,255 from related parties for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the amounts due to related parties for purchase of equipment and software of US$19,786 and US$8,366 were included in accrued expenses and other current liabilities – related parties, respectively.
d.	Related parties paid US$14,514 and US$2,952 on behalf of the Group in association with travelling expenses, staff salary and social welfare, and other miscellaneous expenses, of which US$1,605 and US$2,952 were included in accrued expenses and other current liabilities – related parties as of December 31, 2023 and 2022, respectively.
e.	The Group entered into short-term lease agreements with related parties to rent office spaces. During the years ended December 31, 2023, 2022 and 2021, the Group incurred short-term lease costs of US$765, US$347 and US$ 243, respectively. As of December 31, 2023 and 2022, payables for short-term leases of US$323 and US$272, respectively, were included in accrued expenses and other current liabilities – related parties, respectively.
f.	The Group received deposits of US$251, US$1,584 and nil from related parties for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, US$168 and nil were included in accrued expenses and other current liabilities – related parties, and US$1,634 and US$1,584 was included in other non-current liabilities-related parties, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

g.	On January 31, 2023, the Group entered into a distribution agreement with LCL, a wholly owned subsidiary of LGIL and ultimately controlled by the Controlling Shareholder of the Company, pursuant to which the Group was appointed as the exclusive global distributor to distribute certain models of vehicles and to provide after-sale services and brand, marketing and public relations for such vehicles distributed by it since January 31, 2023, for a cash consideration of GBP18,055 (equivalent to US$22,296). As of December 31, 2023, payable for the distribution right of US$23,047 was included in accrued expenses and other current liabilities – related parties.
(iv)

In 2019, the Company’s subsidiary, Lotus Tech UK, borrowed a one-year unsecured loan from a related party with the principal amount of US$10,211,bearing an interest rate of 2% per annum, which was renewed to be mature on August 31, 2022. The borrowing was repaid in August 2022. During the years ended December 31, 2022 and 2021, the Group incurred interest expenses of US$90 and US$220, respectively.

(v)

The Group entered into lease agreements with related parties to rent office spaces and parking spaces. During the years ended December 31, 2023, 2022 and 2021, the Group recognized right-of-use assets of US$12,166, US$214 and US$1,333 from related parties, respectively. The Group paid lease liabilities of US$269, US$98 and US$545 during the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, current operating lease liabilities were US$840 and US$13, respectively, and non-current operating lease liabilities were US$12,064 and US$170, respectively.

(vi)

On March 12, 2021, the Group entered into a license agreement with Zhejiang Liankong, a subsidiary of Geely Holding. Under the terms of the agreement, the Group received a non-exclusive, perpetual, irrevocable and non-sublicensable license for the electric automotive chassis and autonomous driving technology platform (the “Geely License”) with consideration of US$288,948.

The Geely License is contractually restricted to be used in certain R&D projects of the Group. The Group concludes that the Geely License has no alternative future use, therefore the cost of the license has been expensed as research and development expenses in the consolidated and combined statement of comprehensive loss for the year ended December 31, 2021.

(vii)	In November 2021, the Group obtained the trademark licenses (Note 7), from Group Lotus Limited, a related party controlled by Geely Holding, by issuing the Company’s 47,995,443 ordinary shares to LGIL, a related party controlled by Geely Holding.
(viii)	On December 2, 2021, the Company, through its subsidiary, Lotus Technology Innovative Limited, entered into an equity transfer agreement, pursuant to which, Lotus Technology Innovative Limited agreed to acquire 100% equity interest in Lotus Tech Innovation Centre GmbH from a related party, Geely UK Limited, at the consideration of US$15,512, which was settled in June 2022. The transaction was accounted for as common control transaction and completed in June 2022.
(ix)

On May 13, 2022, the Company purchased a one-year convertible note (the “Note”) with the principal of US$10,000 issued by Ecarx. Upon the listing of Ecarx on December 21, 2022, the Note was automatically converted to the Class A ordinary shares of Ecarx (the “listed equity securities”) at conversion price of US$9.5 per share. As of December 31, 2023 and 2022, the fair value of listed equity securities was US$3,326 and US$8,411, respectively.

(d)	Manufacturing agreement with the Geely Group

The Group entered into a manufacturing agreement with Geely Auto Wuhan Branch and Wuhan Geely Auto Parts (collectively as “OEMs”), for the manufacture of the Group’s electrical vehicles for 10 years starting from June 21, 2022. Pursuant to the manufacturing agreement, the Group commissioned OEMs for the production of electrical vehicles and agreed to authorize OEMs to access the Group’s technologies for the production of such models. The Group is mainly responsible for the design and development of the models, designation of suppliers, product announcement, and ensuring consistency with global standards of the Lotus brand. The Group also provides OEMs the necessary intellectual properties for the manufacture of electrical vehicles. OEMs are mainly responsible for the procurement and inspection of raw materials, production planning, production quality control, logistics and transportation of manufactured vehicles, and construction and operation of the manufacturing plant. Particularly, quality control is carried out in accordance with the Group’s quality assurance framework and approved by OEMs. In addition, OEMs are responsible for obtaining certificates for the manufactured vehicles.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(e)Lotus Application Entrusted Operation & Maintenance Contract with Wuhan Quanqing

The Group entered into an application entrusted operation & maintenance contract with Wuhan Quanqing, in May 2023. Pursuant to the contract, the Group will pay Wuhan Quanqing certain service fee for the entrusted daily operation and maintenance service provided by Wuhan Quanqing for the Group’s Lotus App. As of December 31, 2023, nil service fee has been incurred.

30.	SUBSEQUENT EVENTS
(i)	Merger Transaction

On February 22, 2024, the Merger Transaction was consummated as disclosed in note 1(b).

(ii)	PIPE Investments

On February 15, 2024, the Group entered into a new PIPE investment agreement with an investor as disclosed in note 13.

(iii)	New grants of share options

From January 1, 2024 to March 31, 2024, the Company granted an aggregated number of 5,972,760 share options to employees pursuant to the 2022 Share Incentive Plan, at a weighted average exercise price of US$2.89 per share option.

(iv)	Loans to a related party

On March 11, 2024, the Company’s subsidiary and a related party, ultimately controlled by the Controlling Shareholder, entered into a loan agreement, agreeing the Company’s subsidiary will provide unsecured loans with total principal amount of GBP 275,000 (equivalent to US$354,000) with term of 5 years and annual interest rate of 6.95%.

(v)	Termination of pledge

The pledge of the land use right of US$32,653 included in the operating lease right-of-use assets and corporate buildings under construction of US$37,287 included in property, equipment and software as of December 31, 2023 was terminated in April 2024.

31.PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated and combined financial statements. For the purposes of presenting the Company’s separate financial information, the Company records its investments in its subsidiaries and VIE under the equity method of accounting. As of December 31, 2023 and 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(a)	Parent Company Condensed Balance Sheets

	As of December 31,
	2023	2022
	US$	US$
ASSETS
Current assets
Cash	33,888	353,107
Amounts due from inter-companies	46,087	6,089
Prepayments and other current assets – third parties	1,687	—
Total current assets	81,662	359,196
Non-current assets
Investment securities – related parties	3,326	8,411
Total non-current assets	3,326	8,411
Total assets	84,988	367,607
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
Convertible notes	20,277	—
Accrued expenses and other current liabilities – third parties	714	—
Total current liabilities	20,991	—
Non-current liabilities
Share of losses in excess of investments in subsidiaries and consolidated VIEs	873,881	451,571
Put option liabilities	11,884	—
Total non-current liabilities	885,765	451,571
Total liabilities	906,756	451,571
Total mezzanine equity	383,530	368,409
Shareholders' equity (deficit)
Ordinary Shares	21	21
Additional paid-in capital	358,187	403,103
Receivable from shareholders	—	(26,447)
Accumulated other comprehensive income	25,267	17,707
Accumulated deficit	(1,588,773)	(846,757)
Total shareholders’ deficit	(1,205,298)	(452,373)
Total liabilities, mezzanine equity and shareholders' deficit	84,988	367,607

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(b)	Parent Company Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
Total operating expenses	(2,983)	(11,127)	(263)
Interest income	6,979	2,839	—
Interest expenses	—	—	—
Investment loss, net	(5,084)	(4,242)	—
Foreign currency exchange gains (losses), net	(171)	(13,068)	2,124
Changes in fair values of convertible notes, excluding impact of instrument-specific credit risk	(616)	—	—
Changes in fair values of put option liabilities	(2,508)	—	—
Share of losses from subsidiaries and consolidated VIEs	(737,618)	(698,323)	(112,392)
Loss before income taxes	(742,001)	(723,921)	(110,531)
Income tax expense	—	—	—
Net loss	(742,001)	(723,921)	(110,531)
Other comprehensive income (loss):
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	(8,650)	(893)	119
Foreign currency translation adjustment, net of nil income taxes	16,210	18,669	(843)
Total comprehensive loss	(734,441)	(706,145)	(111,255)

(c)	Parent Company Condensed Statements of Cash Flows

	Year ended December 31,
	2023	2022	2021
	US$	US$	US$
Net cash generated from (used in) operating activities	3,127	2,682	(997)
Net cash used in investing activities	(347,697)	(113,216)	—
Net cash provided by financing activities	27,163	392,053	82,076
Effect of exchange rate changes on cash	(1,812)	(10,161)	670
Net increase in cash	(319,219)	271,358	81,749
Cash at the beginning of the year	353,107	81,749	—
Cash at the end of the year	33,888	353,107	81,749