Form 20-F
period 2024-12-31
Lotus Technology Inc.
filed 2025-04-30
CIK 1962746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Daxue Wang, Chief Financial Officer

Email: ir@group-lotus.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 678,244,338 ordinary shares, par value US$0.00001 per share, as of December 31, 2024.

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

☒ Yes    ☐ No

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

☐ Yes     ☐  No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADAS” means advanced driver-assistance system;
●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents one Ordinary Share;
●	“Amended Articles” means the sixth amended and restated memorandum and articles of association of LTC, which was adopted and became effective immediately prior to the First Effective Time;
●	“BEV” means battery electric vehicle;
●	“Business Combination” means all transactions contemplated by the Merger Agreement, including the Mergers;
●	“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands;
●	“China” or “PRC” means the People’s Republic of China;
●	“Closing” means the closing of the Business Combination contemplated by the Merger Agreement;
●	“Closing Date” means February 22, 2024, the day on which the Closing occurred;
●	“Continental” means Continental Stock Transfer & Trust Company;
●	“Deliver” or “delivery,” when used in respect of the unit of vehicles we deliver, represents invoiced deliveries, including commissioned deliveries in the U.S. market, unless otherwise stated;
●	“Distribution Agreement” means the distribution agreement entered into by LTIL and Lotus Cars Limited on January 31, 2023 and concurrently with the execution of the Original Merger Agreement;
●	“ELOC Purchase Agreement” means the Securities Purchase Agreement entered into between LTC and Westwood Capital Group LLC on September 16, 2024;
●	“EPA” means electrical performance architecture;
●	“Equiniti” means Equiniti Trust Company, LLC;
●	“Etika” means Etika Automotive Sdn Bhd;
●	“EU” means the European Union;
●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;
●	“former VIE” means Wuhan Lotus E-commerce Co., Ltd., the former variable interest entity of LTC prior to the Restructuring;
●	“Founders Onshore Vehicle” means Ningbo Juhe Yinqing Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership established and validly existing in accordance with PRC laws;

●	“GBP” and “British pounds” means the legal currency of the United Kingdom;
●	“Geely 2024 CB” means the convertible notes in an aggregate principal amount equal to the U.S. dollar equivalent of RMB800 million which Geely HK purchased from us pursuant to the Geely 2024 CB Purchase Agreement;
●	“Geely 2024 CB Purchase Agreement” means the convertible note purchase agreement entered into between LTC and Geely HK on June 24, 2024;
●	“Geely 2025 CB” means the convertible notes in an aggregate principal amount of US$70 million which Geely HK purchased from us pursuant to the Geely 2025 CB Purchase Agreement;
●	“Geely 2025 CB Purchase Agreement” means the convertible note purchase agreement entered into between LTC and Geely HK on February 28, 2025;
●	“Geely HK” means Geely International (Hong Kong) Limited, a private company incorporated under the laws of Hong Kong;
●	“Geely Holding” means Zhejiang Geely Holding Group and its affiliates;
●	“ICE” means Internal Combustion Engine;
●	“IPO” means LCAA’s initial public offering, which was consummated on March 15, 2021;
●	“LCAA” means L Catterton Asia Acquisition Corp, a blank check company that was incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;
●	“LCAA Articles” means LCAA’s second amended and restated memorandum and articles of association adopted by special resolution dated March 10, 2023, as may be amended from time to time;
●	“LCAA Class A Ordinary Shares” or “LCAA Public Shares” means the Class A ordinary shares of LCAA, par value US$0.0001 per share;
●	“LCAA Class B Ordinary Shares” means the Class B ordinary shares, par value US$0.0001 per share, of LCAA;
●	“LCAA Founder Shareholders” means collectively, the Sponsor, and LCAA’s independent directors (Mr. Sanford Martin Litvack, Mr. Frank N. Newman and Mr. Anish Melwani);
●	“LCAA Private Warrants” means the warrants sold to the Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one LCAA Public Share at an exercise price of US$11.50 per share, subject to adjustment;
●	“LCAA Public Shareholders” means the holders of LCAA Class A Ordinary Shares issued as part of the Units issued in the IPO;
●	“LCAA Public Warrants” means the redeemable warrants issued in the IPO, each entitling its holder to purchase one LCAA Public Share at an exercise price of US$11.50 per share, subject to adjustment;
●	“LCAA Warrants” means the LCAA Public Warrants and the LCAA Private Warrants;
●	“Lotus” or “Lotus Group” means LTC and Lotus UK, taken as a whole;

●	“Lotus HK” means Lotus Advanced Technology Limited, a company organized and existing under the laws of Hong Kong;
●	“Lotus Tech UK” means Lotus Tech Creative Centre Limited, a company incorporated in the United Kingdom;
●	“Lotus UK” means Lotus Group International Limited and its subsidiaries;
●	“LTC,” “we,” “us,” “our company,” and “our” mean Lotus Technology Inc. and its subsidiaries. Unless otherwise specified, in the context of describing our business and operations in China, we are referring to the business and operations conducted by our PRC subsidiaries, and, for the periods ended prior to the Restructuring (as defined below), also the former VIE and its subsidiaries. References to the share capital, securities (including shares, options, and warrants), shareholders, directors, board of directors, auditors of “Lotus Tech” are to the share capital, securities (including shares, options and warrants), shareholders, directors, board of directors, and auditors of LTC, respectively;
●	“LTC Shareholder Support Agreement” means the Shareholder Support Agreement entered into on January 31, 2023 among LCAA, LTC and certain of the shareholders of LTC;
●	“LTIL” means Lotus Technology Innovative Limited, a wholly-owned subsidiary of LTC;
●	“Merger Agreement” means the First Amended and Restated Agreement and Plan of Merger, dated as of October 11, 2023, by and among LCAA, LTC, Lotus Temp Limited and Lotus EV Limited, which amended and restated the Original Merger Agreement;
●	“Meritz” means Meritz Securities Co., Ltd., a corporation incorporated under the laws of the Republic of Korea;
●	“Meritz Investment” means the US$500 million investment by Meritz pursuant to the terms and conditions of the Meritz Subscription Agreement.
●	“Meritz Subscription Agreement” means the share subscription agreement entered into by and between LTC and Meritz on November 15, 2023, as amended on February 17, 2024.
●	“MSRP” means manufacturer’s suggested retail price;
●	“Nasdaq” means The Nasdaq Stock Market LLC;
●	“OEM” means original equipment manufacturer;
●	“Ordinary Shares” means ordinary shares of LTC, par value US$0.00001 per share;
●	“Original Merger Agreement” means the Agreement and Plan of Merger, dated as of January 31, 2023, by and among LCAA, LTC, Lotus Temp Limited and Lotus EV Limited;
●	“Public Warrants” means the warrants to purchase Ordinary Shares at an exercise price of US$11.50 per share, which were issued on February 22, 2024 in exchange for the LCAA Public Warrants;
●	“Put Option Agreement” means each Put Option Agreement, dated as of January 31, 2023, entered by LTC with each of Geely and Etika, respectively;
●	“Renminbi” or “RMB” means the legal currency of China;
●	“Restructuring” means a series of transactions that LTC implemented to restructure its organization and business operations in early 2023, through which the contractual arrangements that allowed us to consolidate our former VIE were terminated;

●	“ROW” means Asia (excluding China), Australia and New Zealand, the Middle East and North Africa, South Africa and Central and South America, etc.
●	“Sponsor” means LCA Acquisition Sponsor, LP, a Cayman Islands limited partnership;
●	“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of January 31, 2023, by and among LTC, LCAA, and the LCAA Founder Shareholders, as amended by the Amendment to Sponsor Support Agreement, dated as of November 13, 2023 and as further amended, supplemented or otherwise modified from time to time;
●	“Sponsor Warrants” means the warrants to purchase Ordinary Shares at an exercise price of US$11.50 per share, which were issued to the Sponsor on February 22, 2024 in exchange for the LCAA Private Warrants;
●	“US$,” “U.S. dollars” or “dollars” means the legal currency of the United States;
●	“U.K.” means the United Kingdom;
●	“U.S.” means the United States of America;
●	“U.S. GAAP” means accounting principles generally accepted in the United States of America;
●	“Warrant Agreement” means the Warrant Agreement dated as of March 10, 2021, between LCAA and Continental as warrant agent, as amended and assigned to LTC and Equiniti pursuant to the Assignment, Assumption and Amendment Agreement by and among LCAA, LTC, Equiniti and Continental dated as of February 22, 2024;
●	“Warrants” means the Public Warrants and the Sponsor Warrants;
●	“WFOE” means Wuhan Lotus Technology Limited Company, LTC’s wholly-owned PRC subsidiary; and
●	“Wuhan Lotus Cars” means Wuhan Lotus Cars Co., Ltd., a company organized and existing under the laws of the People’s Republic of China.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our securities may be prohibited from trading in the U.S. under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under laws and regulations of mainland China, Lotus Technology Inc.’s PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to Lotus Technology Inc. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of its PRC subsidiaries. Furthermore, cash transfers from Lotus Technology Inc.’s PRC subsidiaries to entities outside of mainland China are subject to PRC governmental control on currency conversion. As a result, the funds in its PRC subsidiaries in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in, or the imposition of restrictions and limitations on, the ability of the holding company, or its subsidiaries by the PRC government on such currency conversion. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively.”

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

For the years ended December 31, 2024, 2023 and 2022, Lotus Technology Inc. provided loans with principal amount of US$94.6 million, US$231.6 million and US$5.9 million to its subsidiaries, and made capital contribution of US$915.6 million, US$302.3 million and US$94.7 million to its subsidiaries.

For the years ended December 31, 2024, 2023 and 2022, the WFOE provided loans with principal amount of US$659.6 million, US$316.7 million and US$49.6 million to its subsidiaries, and made capital contribution of US$48.0 million, US$22.3 million and US$137.2 million to its subsidiaries. For the years ended December 31, 2024, 2023 and 2022, the WFOE repaid loans borrowed from the other subsidiaries in the amounts of US$303.4 million, including US$132.8 million in cash and US$170.6 million by offsetting of claims and debts, US$71.8 million and nil, respectively.

For the years ended December 31, 2024, 2023 and 2022, the WFOE collected advances of nil, nil and US$10.6 million from the former VIE.

For the years ended December 31, 2024, 2023 and 2022, nil, US$1.7 million and US$3.3 million of service fees were paid by the former VIE and its subsidiaries to the subsidiaries of Lotus Technology Inc.

For the years ended December 31, 2024, 2023 and 2022, the other subsidiaries provided loans with principal amount of US$514.8 million, US$180.5 million and nil to the WFOE, repaid loans of US$65.3 million, US$186.1 million and nil to Lotus Technology Inc., repaid loans of US$335.6 million, US$150.9 million and nil to the WFOE, and made capital contribution of US$564.3 million, US$89.4 million and nil to the WFOE.

Financial Information Relating to the Former VIE

Through a series of reorganization steps, or the Reorganization, including transferring the assets and employees in the Lotus BEV business unit of Ningbo Geely R&D into Wuhan Lotus Cars and transferring the equity of Wuhan Lotus Cars to the WFOE, the Company gained control over the WFOE through Lotus HK on December 15, 2021. LTC, through the WFOE, was the primary beneficiary of the former VIE. Prior to 2023, LTC relied on contractual arrangements among the WFOE, the former VIE and its nominee shareholders to direct the business operations of the former VIE and its subsidiaries. In connection with the Restructuring, the WFOE, the former VIE, and nominee shareholders of the former VIE entered into the VIE Restructuring Agreements in early 2023, pursuant to which, (i) WFOE acquired 100% equity interest in Sanya Lotus Venture Capital Co., Ltd. and Hangzhou Lotus Technology Service Co., Ltd., subsidiaries of the former VIE; (ii) except for the ICP license, all of the former VIE’s assets and liabilities, including its business contracts, intellectual properties and employees, were transferred to the WFOE or subsidiaries of the WFOE at nil consideration; and (iii) the VIE Agreements were terminated. The VIE Agreements were terminated on June 30, 2023 and as of the date of this annual report, our operations in mainland China are conducted by our mainland China subsidiaries and we do not have any VIE structure.

Selected Consolidated and Combined Statements of Comprehensive Loss Information

The following tables present our condensed consolidating schedule depicting the consolidated and combined statements of comprehensive loss for the fiscal years ended December 31, 2023 and 2022 of Lotus Technology Inc., the WFOE, the former VIE, other subsidiaries, and corresponding eliminating adjustments separately.

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

Selected Consolidated Balance Sheets Information

The following table presents our condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2023 of Lotus Technology Inc., the WFOE, the former VIE, other subsidiaries, and corresponding eliminating adjustments separately.

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

Selected Consolidated and Combined Cash Flows Information

The following tables present our condensed consolidating schedule depicting the consolidated and combined cash flows for the fiscal years ended December 31, 2023 and 2022 of Lotus Technology Inc., the WFOE, the VIEs, other subsidiaries, and corresponding eliminating adjustments separately.

	Year Ended December 31, 2023
	(in thousands)
			The former
	Lotus		VIE
	Technology		and its	Other	Elimination
	Inc.	WFOE	subsidiaries	Subsidiaries	adjustments		Consolidated
Operating activities:
Net cash generated from (used in) operating activities	3,127	(49,744)	(8,281)	(332,034)	—		(386,932)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets	—	(51,656)	—	(162,058)	—		(213,714)
Proceeds from disposal of property, equipment and software	—	4,184	—	933	—		5,117
Payments for purchases of short-term investments	—	—	(38,254)	—	—		(38,254)
Proceeds from sales of short-term investments	—	—	—	37,428	—		37,428
Receipt of government grant related to assets	—	16,345	—	—	—		16,345
Payments for investments in equity investees	—	(2)	(146)	(4,911)	—		(5,059)
Proceeds from disposal of a subsidiary, net of cash disposed	—	—	—	1,379	—		1,379
Loans to related parties	—	—	—	(1,227)	—		(1,227)
Loans to intercompanies	(231,578)	(316,713)	—	(180,466)	728,757	(1)	—
Proceeds from collection of loans from intercompanies	186,148	150,870	—	71,849	(408,867)	(4)	—
Cash contribution to consolidated entities	(302,267)	(22,347)	—	(89,408)	414,022	(3)	—
Net cash used in investing activities	(347,697)	(219,319)	(38,400)	(326,481)	733,912		(197,985)
Financing activities:
Proceeds from settlement of receivable from shareholders	7,514	—	18,625	—	—		26,139
Proceeds from issuance of convertible notes	25,297	—	—	—	—		25,297
Proceeds from issuance of exchangeable notes	—	27,883	—	—	—		27,883
Repayment of mandatorily redeemable noncontrolling interest	—	—	—	(11,554)	—		(11,554)
Payment for redemption of convertible notes	(5,648)	—	—	—	—		(5,648)
Receipts of refundable deposits in connection with the Private Investment in Public Equity (“PIPE”) investments	—	10,000	—	—	—		10,000
Capital contributions by noncontrolling interests	—	—	—	4,460	—		4,460
Proceeds from bank loans	—	182,497	—	298,679	—		481,176
Repayments for bank loans	—	(102,736)	—	(170,161)	—		(272,897)
Payments to a noncontrolling interest in the liquidation of a subsidiary	—	—	(148)	—	—		(148)
Proceeds from loans borrowed from intercompanies	—	180,466	—	548,291	(728,757)	(1)	—
Repayments for loans borrowed from intercompanies	—	(71,849)	—	(337,018)	408,867	(4)	—
Cash contributed by the respective parent companies	—	89,408	—	324,614	(414,022)	(3)	—
Cash transfer due to the Restructuring	—	(32,715)	(125,794)	158,509	—	(5)	—
Net cash provided by (used in) financing activities	27,163	282,954	(107,317)	815,820	(733,912)		284,708
Effect of exchange rate changes on cash and restricted cash	(1,812)	(6,610)	(2,573)	(1,194)	—		(12,189)
Net (decrease) increase in cash and restricted cash	(319,219)	7,281	(156,571)	156,111	—		(312,398)
Cash and restricted cash at the beginning of the year	353,107	150,904	156,571	78,951	—		739,533
Cash and restricted cash at the end of the year	33,888	158,185	—	235,062	—		427,135

	Year Ended December 31, 2022
	(in thousands)
			The former
	Lotus		VIE
	Technology		and its	Other	Elimination
	Inc.	WFOE	subsidiaries	Subsidiaries	adjustments		Consolidated
Operating activities:
Net cash generated from (used in) operating activities	2,682	(144,423)	(8,869)	(200,809)	—		(351,419)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets	—	(71,839)	(2,635)	(58,871)	—		(133,345)
Proceeds from disposal of property, equipment and software	—	33	—	1,038	—		1,071
Payments for purchases of short-term investments	(10,000)	—	(290,662)	—	—		(300,662)
Proceeds from sales of short-term investments	—	—	289,587	—	—		289,587
Payment upon settlement of derivative instruments	(2,652)	2,011	—	—	—		(641)
Payments for investments in equity investees	—	—	(1,920)	(1,194)	—		(3,114)
Loans to related parties	—	—	—	(2,310)	—		(2,310)
Loans to intercompanies	(5,876)	(49,602)	—	—	55,478	(1)	—
Proceeds from collection of advances from an intercompany	—	10,611	—	—	(10,611)	(2)	—
Cash contribution to consolidated entities	(94,688)	(137,200)	—	—	231,888	(3)	—
Net cash used in investing activities	(113,216)	(245,986)	(5,630)	(61,337)	276,755		(149,414)
Financing activities:
Proceeds from settlement of receivable from shareholders	74,638	—	1,509	—	—		76,147
Proceeds from issuance of Series Pre-A Preferred Shares	129,681	—	—	—	—		129,681
Proceeds from issuance of Series A Preferred Shares	187,734	—	—	—	—		187,734
Repayment of exchangeable notes for issuance of Series A Preferred Shares	—	(57,430)	—	—	—		(57,430)
Proceeds from issuance of convertible notes	—	—	75,037	—	—		75,037
Proceeds from issuance of exchangeable notes	—	307,172	71,792	—	—		378,964
Receipt of refundable deposits in connection with the issuance of Series A Preferred Shares	—	28,945	—	—	—		28,945
Repayment of refundable deposits in connection with the issuance of Series A Preferred Shares	—	(28,628)	—	—	—		(28,628)
Consideration payment in connection with reorganization	—	—	—	(50,794)	—		(50,794)
Capital contribution by noncontrolling interests	—	—	149	—	—		149
Repayment of loans from a related party	—	—	—	(9,844)	—		(9,844)
Proceeds from bank loans	—	—	—	28,170	—		28,170
Proceeds from loans borrowed from intercompanies	—	—	—	55,478	(55,478)	(1)	—
Repayment of advances from an intercompany	—	—	(10,611)	—	10,611	(2)	—
Cash contributed by the respective parent companies	—	—	—	231,888	(231,888)	(3)	—
Net cash provided by financing activities	392,053	250,059	137,876	254,898	(276,755)		758,131
Effect of exchange rate changes on cash and restricted cash	(10,161)	(17,008)	(15,900)	(6,148)	—		(49,217)
Net increase (decrease) in cash and restricted cash	271,358	(157,358)	107,477	(13,396)	—		208,081
Cash and restricted cash at the beginning of the year	81,749	308,350	49,094	92,259	—		531,452
Cash and restricted cash at the end of the year	353,107	150,992	156,571	78,863	—		739,533

Notes:

(1)	For the year ended December 31, 2022, Lotus Technology Inc. provided loans in the amount of US$5.9 million to its subsidiary, Lotus Tech UK, and the WFOE provided loans in the amount of US$49.6 million to its subsidiary, Wuhan Lotus Cars. For the year ended December 31, 2023, Lotus Technology Inc. provided loans in the amount of US$231.6 million to its subsidiaries, the WFOE provided loans in the amount of US$316.7 million to its subsidiaries and the other subsidiaries provided loans in the amount of US$180.5 million to WFOE. These transactions were eliminated upon consolidation.
(2)	For the year ended December 31, 2022, the WFOE collected the advances of US$10.6 million from the former VIE. These transactions were eliminated upon consolidation.
(3)	For the year ended December 31, 2022, Lotus Technology Inc. made capital contribution of US$94.7 million to its consolidated entities, and the WFOE made capital contribution of US$137.2 million to its consolidated entities. For the year ended December 31, 2023, Lotus Technology Inc. made capital contribution of US$302.3 million to its consolidated entities, the WFOE made capital contribution of US$22.3 million to its consolidated entities, and the other subsidiaries made capital contribution of US$89.4 million to its consolidated entities. The cash transfer were eliminated upon consolidation.

(4)	For the year ended December 31, 2023, the other subsidiaries repaid loans borrowed from Lotus Technology Inc. and the WFOE in the amounts of US$186.1 million and US$150.9 million, respectively, and the WFOE repaid loans borrowed from the other subsidiaries in the amounts of US$71.8 million. These transactions were eliminated upon consolidation.
(5)	For the year ended December 31, 2023, we have implemented the Restructuring. In connection with the Restructuring, the WFOE paid US$32.7 million to acquire 100% equity interest in subsidiaries of the former VIE, and the former VIE transferred all of its cash of US$158.5 million to a subsidiary of the WFOE.
A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Relating to Our Business and Industry

●	The automotive market is highly competitive, and we may not be successful in competing in this industry.
●	Our reliance on a variety of arrangements with Geely Holding, such as agreements related to research and development, procurement, manufacturing, engineering, and IT and human resource related supporting service, could subject us to risks.
●	We may not succeed in continuing to maintain and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.
●	We have a limited operating history and our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving.
●	We have not been profitable and had negative net cash flows from operations. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern.
●	We have received a limited number of orders for our vehicles, some of which may be cancelled by customers despite their deposit payment and online confirmation.
●	We currently depend on revenues generated from a limited number of vehicle models.
●	Heightened tensions in international trade and investment, especially between the United States and China, may adversely impact our business, financial condition, and results of operations.

Risks Relating to Doing Business in China

●	Failure to meet the PRC government’s complex regulatory requirements on and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities.
●	We may be adversely affected by the complexity, uncertainties and changes in regulations of mainland China on automotive as well as internet-related businesses and companies.

●	The approval of and/or filing with CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work.
●	Our securities may be prohibited from trading in the U.S. under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Intellectual Property and Legal Proceedings

●	We may need to defend ourselves against intellectual property right infringement, misappropriation, or other claims, which may be time-consuming and would cause us to incur substantial costs.
●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
●	As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Relating to Our Securities

●	If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, the price for our ADSs and the trading volume could decline significantly.
●	Resales of our securities by our securityholders may cause the market price of our securities to drop significantly, even if our business is doing well.
●	The trading prices of our ADSs and Warrants may be volatile and a market for our ADSs may not develop, which would adversely affect the liquidity and price of our ADSs.

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

The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver on a large scale automobiles of high quality and appeal to customers. We have entered into an agreement with Geely Holding to manufacture our new models for the global market using the Wuhan manufacturing facility. We expect the Wuhan manufacturing facility will continue production and, with additional investment in necessary tooling and fixture upgrades, our planned Sedan and SUV. To date, we have limited automobile manufacturing experience, and therefore cannot assure you that we will be able to achieve our targeted production volume of commercially viable vehicles on a timely basis, or at all.

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

We have not been profitable since our inception. We incurred net loss of US$1,107.3 million, US$750.3 million and US$724.6 million in 2024, 2023 and 2022, respectively. In addition, we had negative net cash flows from operating activities of US$848.5 million, US$386.9 million and US$351.4 million in 2024, 2023 and 2022, respectively. As of December 31, 2024, 2023 and 2022, our accumulated deficit was US$2.7 billion, US$1.6 billion and US$846.8 million, respectively. We incurred capital expenditures of US$57.3 million, US$213.7 million and US$133.3 million in 2024, 2023 and 2022, respectively. Historically, we relied principally on proceeds from the issuance of equity securities, exchangeable notes, convertible notes and related party borrowings to finance our operations and business expansion. We will require additional liquidity to continue our operations over the next 12 months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to obtaining additional loans from banks or related parties and renewal of existing loans when they are due and improving operational efficiency to grow revenues and control expenses. The feasibility of such plan is contingent upon many factors out of our control, and is highly uncertain and difficult to predict. We may also seek additional equity or debt financing in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all, and there could be potential significant negative impact on our ability to continue its operations.

The pressure on us to generate positive cash flow may be further exacerbated by our contractual obligations, including obligations under derivative arrangements, capital commitments, operating lease commitments, borrowings, and debts. We expect to continue to invest in the production ramp-up of our vehicle models, expansion of sales and servicing network, design and testing of new models, and research and development to further expand our business. These investments may not result in revenue increases or positive net cash flow on a timely basis, or at all. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us on reasonable terms or at all. These factors give rise to substantial doubt over our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The accompanying consolidated and combined financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

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

Our business will initially depend substantially on the sales and distribution of Eletre, Emira, Evija and Emeya. Customers tend to expect OEMs to offer a wide range of product portfolio and continue to upgrade their existing products. To better meet our customers’ demand, we plan to introduce two new models in the near future, and plan to upgrade our existing models on an ongoing basis. To the extent our product variety and cycle does not meet consumer expectations, or we cannot achieve our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that, for the foreseeable future, our business will depend on a limited number of vehicle models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected, which, in turn, could materially and adversely affect our business, financial condition, and results of operations.

Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.

We launched Eletre and Emeya in 2022 and 2023, respectively, and their deliveries commenced in 2023 and 2024, respectively. We also started deliveries of Evija in 2024. In addition, we expect to launch new vehicle models in the near future as we ramp up our business. Automobile manufacturers often experience delays in the design, manufacture, and commercial release of new vehicle models. We plan to target a broader market with our future vehicles, and to the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines. Any delay in the manufacture and launch of our current or future models due to any factors, or in refreshing or performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, results of operations, and growth prospects.

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

In the EU, vehicles must be type-approved under EU Regulation 2018/858, or the Whole Vehicle Type Approval, and must comply with vehicles safety standard under EU Regulation 2019/2144. In the U.K., vehicles must be type-approved under the GB Type Approval Scheme from February 1, 2024 or under the Provisional GB Type Approval Scheme up until February 1, 2024, and must conform with the EU Regulation 661/2009 which was adopted as retained EU law by virtue of the European Union (Withdrawal) Act 2018 and implemented by the Road Vehicles (Approval) Regulations 2020. In the U.S., vehicles must be to certified to meet all applicable Federal Motor Vehicle Safety Standards, federal bumper standards, and federal anti-theft standards issued and administered by the National Highway Traffic Safety Administration. In addition, each state in the U.S. may impose additional vehicle safety requirements with respect to vehicle equipment or components that are not regulated by a federal standard. For more discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations— Global Government Regulations—Regulations on Type Approval” and “Item 4. Information on the Company—B. Business Overview—Regulations—Global Government Regulations—Regulations on Safety.” As of the date of this annual report, each of Eletre and Emeya has received type approval in the EU and the U.K. but not in the U.S.

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

Our future growth also depend on consumers’ demand for luxury vehicles. The economic environment and macroeconomic conditions influence levels of disposable income and consumer spending, thereby impacting demand for luxury vehicles, and defer a purchase further or to purchase a more affordable model with fewer optional features at a lower price. Further, a weak or uncertain economic environment, especially when combined with low consumer confidence, may disproportionately reduce demand for luxury vehicles, due to the discretionary nature of such purchases. A decrease in potential customers’ disposable income or their financial flexibility, an increase in the overall cost of financing or consumer concerns about the social perception of purchasing luxury products will therefore generally have a negative impact on demand for our vehicles.

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

We rely on third-party suppliers for certain technologies and components used in our ADAS, and any defects in or quality issues with those technologies and components could result in actual or perceived quality issues with our vehicles. We plan to enhance and expand the intelligent driving capabilities of our vehicles through ongoing research and development. However, we cannot guarantee that our vehicles will achieve its targeted assisted or intelligent driving functionality within the projected timeframe, if ever. In addition, intelligent driving as an evolving and complex technology is subject to risks, and from time to time there have been accidents associated with such technology. The safety of such technology depends in part on user interaction and users may not be accustomed to using such technology. To the extent accidents associated with our future intelligent driving technology occur, we could be subject to liability, government scrutiny, and further regulation. Any of the foregoing could materially and adversely affect our brand image, financial condition, results of operations, and growth prospects.

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

Intelligent driving laws and regulations are expected to continue to evolve globally, which increases the likelihood of a patchwork of complex or conflicting regulations that may delay products or restrict intelligent driving features and availability, which could adversely affect our business. Our vehicles may not achieve the requisite level of autonomy that may be required in some countries or jurisdictions for certification and rollout to consumers or may not satisfy changing regulatory requirements which could require us to redesign, modify or update our ADAS hard-ware and related software systems. Any such requirements or limitations could impose significant expense or delays and could harm our competitive position, which could adversely affect our business, prospects, results of operations and financial condition.

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

Many of our suppliers are currently single source suppliers for components of our vehicles, and we expect that this to be similar for any other future vehicle we may produce. While we try to obtain components from multiple sources whenever possible, similar to other automobile providers, many of the components used in our vehicles are purchased from a single source, which exposes us to multiple potential sources of delivery failure or component shortages. To date, we have no qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers. Agreements for the purchase of battery cells and other components contain or are likely to contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials and equipment, whether due to supply chain or logistics issues or due to inflation, would increase our operating costs and could reduce our margins if it cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers or potential customers and could adversely affect our business, prospects, financial condition, and results of operations. Furthermore, qualifying alternate suppliers or developing our own replacements for certain highly customized components of our existing and future vehicles may be time consuming and costly. A recent supply chain disruption related to certain EV components could expose us to delayed deliveries and component shortages in 2025. There can be no assurance that our business, financial condition, and results of operations will not be materially and adversely affected by future supply chain disruptions. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition, and prospects.

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

If our sales are delayed or cancelled because of any of the above factors, our revenue may be adversely affected. In addition, we may be subject to increased regulatory risks and local competition in various jurisdictions where we plan to expand operations but has limited operating experience. Such increased regulatory burden and competition may limit the available market for our products and services and increase the costs associated with marketing the products and services where we are able to offer our products. We may also face local protectionism in some of our target markets that could hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic automotive manufacturer. For example, in October 2023, the European Commission formally initiated an ex-officio anti-subsidy investigation on imports of BEVs for passengers originating in China. In July 2024, the European Commission imposed provisional countervailing duties on imports of BEVs from China. In May 2024, President Joe Biden directed the Office of the U.S. Trade Representative to add or increase tariffs on a range of goods originating from China, including EVs., and U.S. and tariffs on imports of EVs from China has quadrupled to 100%. As a result, we may be required to increase the price of our products in Europe and the United States, which may decrease our sales, and our operations and planned future expansion in these regions may be materially and adversely affected. If we are unable to manage the complexity of global operations successfully, or fail to comply with any of the regulations in other jurisdictions, our financial performance and operating results could suffer.

We may be unable to adequately control the costs associated with our operations.

We have devoted significant capital to developing and growing our business, including developing our vehicle models, expanding our sales and servicing network and building our headquarters in Wuhan. In addition, we plan to introduce two new models the near future. We expect to further incur significant costs that will impact our profitability, including research and development expenses as we roll out new models and improve existing models, additional operating costs and expenses for production ramp-up, selling and distribution expenses as we continue to build our brand and market our vehicles, and additional costs associated with being a public company. Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may also face increased costs in connection with the services we provide, including after-sale services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to design, develop, market, sell, and service our vehicles and provide services, or if the manufacturing of our vehicles could not be conducted in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.

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

We have entered into a put option agreement with each of Geely HK and Etika, pursuant to which each of Geely and Etika will have an option to require us to purchase at a pre-agreed price, the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd. The put options are exercisable during the period from April 1, 2025 to June 30, 2025 upon satisfaction of the condition, or the LAT Put Option Exercise Condition, that the total number of vehicles sold by Lotus Advance Technologies Sdn Bhd and its subsidiaries exceeds 5,000 in 2024 (with the exercise of such options by Geely HK and Etika not cross-conditioned on one another). As of December 31, 2024, the Put Option Exercise Condition had been satisfied. On April 14, 2025, Geely HK exercised its put option, requiring us to purchase 51% of the equity interests in Lotus Advance Technologies Sdn Bhd. Closing of the Geely HK put option could be subject to approvals of governmental authorities in various jurisdictions and is currently expected to take place in 2025. The exercise of the Geely HK put option, and potentially of the Etida Geely HK, to require us to purchase the equity interests held by Geely HK in Lotus Advance Technologies Sdn Bhd may represent a significant financial obligation that could have a material adverse impact on our liquidity, results of operations, and financial condition.

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

We face risks relating to our distribution models and networks.

Some of our vehicles are sold either directly to users (rather than through dealerships) or through city partners that act as our sales agents and collect sales commissions on such sales. We plan to further expand our physical sales network through a balanced combination of company-operated stores and partner stores. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner. We may need to invest significant capital and management resources to operate existing company-operated stores and open new ones, and there can be no assurance that we will be able to improve the operational efficiency of our company-operated stores. Our direct-to-consumer approach to vehicle distribution is relatively new and its long-term effectiveness is unproven. It thus subjects us to substantial risks as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems as compared to the traditional dealership system. For example, we will not be able to utilize long established sales channels developed through a dealership system to increase our sales volume. Moreover, we will be competing with automakers with well established distribution channels and we may not be able to satisfy customer expectations. We also leverage our network of city partners as a pipeline of potential sales partners. However, we may not be able to identify, attract, and retain a sufficient number of city partners with the requisite experience and resources to operate our partner stores. Our city partners are responsible for the day-to-day operation of their stores. Although we offer the same training and implement the same service standards for staff from both company-operated stores and partner stores, we have limited control over how our city partners’ businesses are run. If our city partners fail to deliver high quality customer service and resolve customer complaints in a timely manner, or if any of their misconduct damages our brand image and reputation, our business could be adversely affected. Furthermore, we may experience disagreements or disputes in the course of our relationship with our city partners or upon termination of our relationships with city partners, which may lead to financial costs, disruptions, and reputational harm.

We adopt a dealer model for our distribution in the UK, European and ROW markets. By relying on third-party dealerships, we may have limited influence over sales processes, pricing consistency, and brand representation, potentially leading to a fragmented or suboptimal customer experience that could harm brand reputation and customer loyalty. Inconsistent dealer practices, including pricing markups, add-on fees, or inadequate service support, could undermine our premium brand positioning and customer satisfaction levels. Unlike a direct sales model, where production can be more closely aligned with demand, dealerships may push for higher inventory levels, leading to potential overstocking, increased working capital needs, or discounting pressures that erode margins. Additional conflicts may arise between our strategic objectives and dealer incentives, including with regard to promotional strategies, and EV education. If we fail to effectively manage our relationships with dealerships, our operations and financial condition could be materially and adversely affected.

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

We currently provide a 5-year or 150,000-kilometer limited warranty and an 8-year or 200,000-kilometer limited warranty for battery packs, electric motors, and electric motor controllers for Eletre. The standard warranty for Emira is provided directly by our manufacturers, i.e. our related party Lotus Cars Limited. In addition to warranty mandated by applicable laws and regulations, we also provide an extended warranty subject to certain conditions. We believe our warranty program is similar to other automakers’ warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain, and brake system. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we commenced initial deliveries of our vehicles in 2023, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. We cannot assure you that our warranty reserves will be sufficient to cover future warranty claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.

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

Our vehicles sales may also be impacted by government policies such as tariffs on imported vehicles and foreign investment restrictions in the industry. The tariff in China on imported passenger vehicles (other than those originating in the U.S.) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. Historically, there had been a certain limit on foreign ownership of automakers in China, but for automakers of NEVs, such limit was lifted in 2018. Further, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or 2024 Negative List, jointly promulgated by the PRC Ministry of Commerce and the PRC National Development and Reform Commission, or NDRC, on September 6, 2024 and became effective on November 1, 2024, the limit on foreign ownership of automakers for ICE passenger vehicles was also lifted. As a result, foreign NEV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. These changes could affect the competitive landscape of the NEV industry and reduce our pricing advantage, which may adversely affect our business, results of operations, and financial condition.

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

We also expect our period-to-period results of operations to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design and develop new models and have them manufactured, build and equip new manufacturing facilities to produce such components, open new retail stores and delivery centers, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

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

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting.

In connection with the issuance of our audited consolidated financial statements for the year ended December 31, 2023, we identified two material weaknesses in the UK subsidiary: (i) the UK subsidiary did not appropriately design, implement and maintain effective controls to recognize revenue, relating to the proper application of Accounting Standards Codification Topic 606, and (ii) the UK subsidiary did not appropriately design, implement and maintain effective controls over the completeness and accuracy of accounting for inventory and inventory related transactions, including (a) controls to ensure that all inventory is appropriately tracked and recorded on a timely basis, and (b) controls to ensure the differences identified during the year-end physical inventory count procedures are properly addressed. Following the identification of these material weaknesses, we have taken measures and plan to continue to take measures to remedy them but these material weaknesses remain. In connection with the issuance of our audited consolidated financial statements for the year ended December 31, 2024, we identified three material weaknesses in the EU and UK subsidiaries: (i) the EU and UK subsidiary did not properly follow the control design and requirement of financial reporting process and policy, controls and documentation over the review and approval of manual journal entries, key account reconciliations and preparation of reporting package were not appropriately implemented to prevent unauthorized access to post journal entries, or timely identify misstatement of local financial statements; (ii) the EU subsidiary did not properly implement and maintain effective controls over vehicle delivery processes to address accuracy of vehicle delivery and sales revenue recognition; and (iii) the UK subsidiary did not effectively implement inventory controls over stock counting, including failure to follow count instructions to perform floor-to sheet count and proper inventory list reconciliations to address completeness of inventory. Following the identification of these material weaknesses, we have taken measures and plan to continue to take measures to remedy them. See “Item 15. Controls and Procedures — Internal Control Over Financial Reporting.”

We cannot assure you that the implementation of remedial measures will be sufficient to eliminate such material weaknesses, or that material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud. Following the completion of the Business Combination, we have become a public company in the United States and subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, because we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.

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

As an automobile developer, our operations and the operations of our manufacturing partner, Geely Holding, are subject to various environmental laws and regulations in jurisdictions we operate, including laws relating to the use, handling, storage, and disposal of, and human exposure to, hazardous materials, fuel economy and emissions, and with respect to constructing, expanding and maintaining manufacturing facilities among other things. Environmental laws and regulations can be complex, and our business and operations and those of Geely Holding may be affected by future amendments to such laws or other new environmental laws which may require us to change our operations, potentially resulting in a material adverse effect on our business. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, and fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

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

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

We depend on parts and components from suppliers, some of which are overseas. In addition, certain of our technologies could be subject to restrictions by the government of the United States and other jurisdictions in the future. Therefore, government policies restricting international trade and investments may affect the demand for our vehicles, impact the competitive position of our products and services, and prevent us from being able to sell products in certain countries.

If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. In recent years, the U.S. Department of Commerce has introduced restrictions related to semiconductor, semiconductor manufacturing, supercomputer, and advanced computing items and end uses in China. These sanctions and export controls could adversely affect us and our supply chain, business partners, or customers. For example, on January 14, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security announced a final rule prohibiting certain transactions involving the sale or import of connected vehicles integrating specific pieces of hardware and software, or those components sold separately, with a sufficient nexus to the PRC or Russia. The term of “connected vehicles” is broadly defined to include most passenger vehicles with smart functions. The United States government has also increased the tariff rate on Chinese EVs from 25% to 100% since September 2024. In addition, the European Commission also increased the tariffs on Chinese EVs with individualized rates for different brands to up to 45.3% in October 2024. Such restrictions in the United States, the European Union and elsewhere due to trade or political tensions may adversely affect us and our supply chain, business partners, or customers.

Export control measures may also affect our supply chain and technology development. The U.S. government has issued new rules that expanded the definition of military end use and eliminated the applicability of certain license exceptions for exports to countries including China, thereby expanding the export license requirements for U.S. companies to sell certain items to companies in China that have operations that could support military end uses. The U.S. government has also broadened the restrictions on the sale of goods manufactured outside the United States that are produced using certain controlled U.S.-origin technology or software to companies on a special list, and the restrictions on the use of U.S.-origin semiconductor manufacturing equipment that produces semiconductor devices for companies on the special list. As we depend on parts and components from suppliers, some of which are overseas, tariffs and export control measures by the PRC, U.S., or any other government or other trade tensions or unfavorable trade policies may affect the costs or performance of our products. For example, as the restrictions on the use of certain controlled U.S.-origin technology or software and other U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our significant suppliers or customers, in which event our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Lotus Technology Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our vehicles, and thus negatively affect our business, prospects, financial condition, and results of operations.

We may have exposure to greater than anticipated tax liabilities.

Due to shifting economic and political conditions, tax policies and laws, tax rates in jurisdictions in which we operate may be subject to significant changes that could impair our financial results. In 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including, Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions in which we operate have either enacted legislation to adopt certain components of the Pillar Two Model Rules with the adoption of additional components in later years, or announced their plans to enact such legislation in future years. We will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions in which we operate. There are uncertainties regarding the rules and implementations, and there is no guarantee that these changes will not affect our financial results.

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

We adopted a share incentive plan in September 2022, or the 2022 Share Incentive Plan, for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of our business. Under the 2022 Share Incentive Plan, we are authorized to grant options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2022 Share Incentive Plan is 51,550,661 (after giving effect to the recapitalization upon the business combination with LCAA). As of March 31, 2025, a total of awards to purchase 13,570,227 ordinary shares have been granted under the 2022 Share Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the grant dates and after giving effect to the recapitalization upon the business combination with LCAA. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” The plan administrator determines the exercise price for each award.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we may continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, prospective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

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

Meritz’s rights described above and certain other rights and entitlements of Meritz under the Meritz Subscription Agreement are secured by a fixed charge in favor of Meritz over a restricted securities account of us holding U.S. treasury bonds and/or U.S. treasury bills and a fixed charge granted by us in favor of Meritz over a restricted cash account of us. In the event the market price of the Ordinary Shares drops below a certain level, we will under certain circumstances be required to top up additional cash into such restricted cash account to provide additional security. Pursuant to the Meritz Subscription Agreement, we deposited into the restricted securities account (i) certain U.S. treasury bonds with the aggregate outstanding principal amount of US$325,000,000, and (ii) certain U.S. treasury bonds and/or U.S. treasury bills with the aggregate outstanding principal amount of US$175,000,000. In addition, the security documents granting the foregoing security interests provide Meritz with right to freely sell, assign, pledge, rehypothecate, lend, invest, use, commingle or otherwise dispose of, and otherwise use in its business (with any of the foregoing being referred to herein as “Rehypothecate”) all collateralized U.S. treasury bonds and/or U.S. treasury bills during the applicable security period without any further consent of LTC, subject to the applicable terms and conditions of the security documents. Subject to the applicable terms and conditions of the security documents, Meritz shall be obligated to (a) in the event that we are permitted under the Meritz Subscription Agreement to withdraw any Rehypothecated U.S. treasury bonds and/or U.S. treasury bills and requests to do so, return U.S. treasury bonds and/or U.S. treasury bills in the same class and issue and outstanding principal amount as the U.S. treasury bonds and/or U.S. treasury bills subject to withdrawal to the restricted securities account, and (b) return all Rehypothecated U.S. treasury bonds and/or U.S. treasury bills to the restricted securities account upon the earlier of (i) the expiry of the applicable security period or (ii) the occurrence of any insolvency event, bankruptcy, liquidation, dissolution or winding up or similar event, whether voluntary of involuntary, or a filing for bankruptcy or similar proceedings in respect of Meritz. In connection with the Meritz Investment, we undertake to ensure the total amount of freely available cash that is not subject to any legal or contractual restrictions as to withdrawal or use (excluding any restriction that is imposed by the foreign exchange rules or policies under applicable law) held by it as of the last date of each fiscal quarter shall be no less than US$175,000,000, in each case as evidenced in the applicable quarterly financial results filed or furnished by us with the SEC pursuant to a Current Report on Form 6-K. We have subsequently entered into certain agreements with Meritz to buy back ADSs acquired by Meritz as a part of the Meritz Investment. Upon the closing of such buyback, some of the provisions in the Meritz Subscription Agreement will terminate. For more details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Business Combination Related Agreements—Meritz Investment.”

We may be required to use a substantial portion of our cash to provide security and, if Meritz exercises its put option, purchase Ordinary Shares held by Meritz. In addition, we may be required to acquire additional cash and/or not deploy a substantial portion of its cash to satisfy the covenant with respect to the minimum required level of freely available cash and to satisfy our other obligations relating to the Merzitz Investment. There can be no assurance that we will generate sufficient cash flows from operations or that future financing will be available to us in amounts sufficient to satisfy our obligations in respect of the Meritz Investment or to enable us to fund our operations after having satisfied such obligations. In addition, we are subject to the risk that Meritz fails to return all or any of the Rehypothecated U.S. treasury bonds and/or U.S. treasury bills in accordance with the security documents when requested by us in accordance with the security documents. Any such failure would further reduce the funds available to us, which could adversely affect our ability to continue operations.

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

On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which became effective on January 1, 2025. These regulations provide that data processing operators engaging in network data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. “Network data processing activities” refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

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

As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by CAC and we have not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from CAC, CSRC or any other PRC authorities, except for official inquiries and notices received from CSRC during the process of the CSRC filing made in connection with (i) the Business Combination and (ii) the issuance of ADSs to Westwood under the ELOC Purchase Agreement entered into by the Company and Westwood on September 16, 2024. However, given (i) the uncertainties with respect to the enactment, implementation, and interpretation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy, and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape. In other words, a cybersecurity review and the approval from or filing with CSRC, CAC, or other government authorities may be required in connection with our future offshore offering.

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

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. A foreign invested enterprise would not be allowed to make investments in prohibited industries set out in the “negative list” while a foreign invested enterprise must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. None of our PRC subsidiaries or affiliates are currently subject to foreign investment restrictions as set forth in the presently effective Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version), or the 2024 Negative List. It is uncertain whether any of our business operations will be subject to foreign investment restrictions or prohibitions set forth in any subsequent or future “negative list.” If any part of our business operations falls within the scope of the “negative list” or if the interpretation and implementation of the 2019 PRC Foreign Investment Law and any future “negative list” mandates further actions, such as market entry clearance granted by the Ministry of Commerce, we face uncertainties as to whether such clearance can be obtained in a timely manner, or at all. We cannot assure you that the governmental authorities will not interpret or implement the 2019 PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.

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

Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was last amended on March 23, 2023, and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated in June 2016 and was last amended on December 4, 2023, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the use by a foreign-invested enterprise of its RMB registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. Nevertheless, SAFE Circular 19 and SAFE Circular 16 reiterate the principle that RMB converted from the foreign currency-denominated capital of a foreign invested company may not be directly or indirectly used for purposes beyond its business scope and prohibit foreign-invested companies from using such RMB fund to provide loans to persons other than affiliates unless otherwise permitted under their business scopes.

Under laws and regulations of mainland China, we are permitted to utilize the proceeds from any financing outside China to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These laws and regulations of mainland China may significantly limit our ability to use RMB converted from the net proceeds of any financing outside China to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk except for certain swap transactions entered into with financial institutions in connection with certain US$ denominated loans extended to us by these financial institutions. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations in mainland China that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Our PRC subsidiaries have received various financial subsidies from PRC local government authorities. In 2024, 2023 and 2022, we recorded government grants of US$8.6 million, US$4.1 million and US$55.8 million, respectively. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time, or require us to repay part or all of the financial subsidies we previously received. The discontinuation, reduction, or repayment of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

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

As of December 31, 2024, we had 539 registered patents and 839 pending patent applications in various jurisdictions such as mainland China, the U.S., Japan, and the U.K., etc., including patents for our vehicle architecture, intelligent cabin, intelligent driving, and fast charging related technologies. We also had 439 registered trademarks, including “ELETRE” and “EMEYA,” registered copyrights to 51 software programs developed by us relating to various aspects of our operations, as well as 113 registered domain names as of December 31, 2024. Even if our patent applications are granted and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technologies. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Our success depends in part on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property. The patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patents or patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Any failure to obtain or maintain patent and other intellectual property protection with respect to our products could harm our business, financial condition, and results of operations.

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

Resales of our securities by our securityholders may cause the market price of our securities to drop significantly, even if our business is doing well.

We have registered for the resale by Westwood of ADSs that may be issued by us pursuant to the ELOC Purchase Agreement as well as the resale by certain shareholders of up to 680,957,495 ADSs pursuant to certain registration rights granted to such shareholders in connection with the Business Combination. Sales of a substantial number of our securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities.

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

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. ADSs may be issued by us pursuant to the ELOC Purchase Agreement based on a purchase price that fluctuates based on the price of the ADSs. ADSs are also issuable upon the conversion of the Geely 2024 CB and Geely 2025 CB with an initial conversion price equal to the volume-weighted average of the last reported sale price of the ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date.

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

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the underlying Ordinary Shares evidenced by the ADSs on an individual basis. Under the deposit agreement, holders of our ADSs must vote by giving voting instructions to the depositary, including instructions to give a discretionary proxy to a person designated by us. Upon receipt of such holder’s voting instructions, the depositary will vote the underlying Ordinary Shares in accordance with these instructions. Holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying Ordinary Shares unless they withdraw the underlying Ordinary Shares. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that holders of our ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise their right to vote.

The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and holders of our ADSs may not be able to exercise rights to direct how the Ordinary Shares represented by our ADSs are voted.

A holder of our ADSs may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of our ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying Ordinary Shares in accordance with these instructions. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw the Ordinary Shares underlying our ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure such holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. Furthermore, the depositary will not vote on any matter for which voting is conducted on a show of hands basis in accordance with our then effective memorandum and articles of association and will not have an obligation to demand voting on a poll basis. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and may lack recourse if their equity shares are not voted as requested.

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

The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on Ordinary Shares or other deposited securities after deducting its fees and expenses in accordance with the deposit agreement. Holders of our ADSs will receive these distributions in proportion to the number of the underlying Ordinary Shares that their ADSs represent. However, the depositary is not responsible if it is unlawful or impracticable to make a distribution available to any holders of our ADSs. For example, it would be unlawful to make a distribution to a holder of our ADSs if it consists of securities that require registration under the Securities Act but such securities are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of our ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, equity shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs might not receive the distributions that we make on our Ordinary Shares or any value for them at all if it is unlawful or impracticable for us to make them available to you.

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

Warrants to purchase an aggregate of 14,541,306 Ordinary Shares in the form of ADSs are exercisable in accordance with the terms of the Warrant Agreement governing those securities. The number of Warrants outstanding is equal to approximately 2.1% of our currently outstanding Ordinary Shares. The exercise price of the Warrants is US$11.50 per share, subject to adjustment. To the extent such Warrants are exercised, additional Ordinary Shares in the form of ADSs will be issued, which will result in dilution to the existing holders of Ordinary Shares or ADSs and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such ADSs in the public market or the fact that such Warrants may be exercised could adversely affect the market price of ADSs However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless.

We may redeem unexpired Warrants held by holders other than the Sponsor or its permitted transferees prior to their exercise at a time that is disadvantageous to the warrantholders, thereby making the Warrants worthless.

We may redeem Warrants prior to their exercise at a time that is disadvantageous to the holders of such Warrants, thereby making such warrants worthless. More specifically:

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

Redemption of the outstanding Warrants could force the warrantholders (i) to exercise their Warrants and pay the exercise price therefor at a time when it may be disadvantageous for such warrantholders to do so, (ii) to sell the Warrants at the then-current market price when the warrantholders might otherwise wish to hold their Warrants, or (iii) to accept the nominal redemption price, which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of the Warrants.

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

We are an exempted company incorporated in the Cayman Islands, and listed on Nasdaq as a foreign private issuer. Nasdaq listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies. We rely on certain home country practice exemption available to foreign private issuers as described in details under “Item 16G. Corporate Governance”.

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

Our board of directors has discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. Accordingly, you may need to rely on sales of our ADSs after price appreciation, which may never occur, as the only way to realize any future gains on your investment. There is no guarantee that our ADSs will appreciate in value or that the market price of our ADSs will not decline.

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

Based on our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2024 and do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. However, the facts on which any determination of PFIC status are based are not known until the close of each taxable year in question. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to us and the risks of owning equity securities in a company that may be a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Through a series of steps, including transferring the assets and employees in the Lotus BEV business unit of Ningbo Geely R&D into Wuhan Lotus Cars and transferring the equity of Wuhan Lotus Cars to the WFOE, the Company gained control over the WFOE through Lotus HK on December 15, 2021. The equity interests of Lotus Tech UK and Lotus GmbH were transferred to us on December 29, 2021 and June 24, 2022, respectively.

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

On February 22, 2024, we consummated the Business Combination with LCAA, pursuant to the Merger Agreement. LCAA was a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Our ADSs and Warrants have been listed on The Nasdaq Global Market since February 23, 2024 under the symbol “LOT” and “LOTWW,” respectively.

On June 24, 2024, we entered into the Geely 2024 CB Purchase Agreement with Geely HK, pursuant to which Geely HK purchased from us the Geely 2024 CB in two tranches in an aggregate principal amount equal to the U.S. dollar equivalent of RMB800 million through a private placement. Each note matures on June 22, 2025 and bears an interest rate per annum equal to SORF on the issue date plus 3.35%, payable on the maturity date. Subject to the terms of the applicable note, the Geely 2024 CB may be convertible into Ordinary Shares or ADSs at the option of Geely HK starting from the 30th trading days after the applicable issue date. The initial conversion price is equal to the volume-weighted average of the last reported sale price of the ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date.

On September 16, 2024, we entered into the ELOC Purchase Agreement with Westwood Capital Group LLC, or Westwood, pursuant to which Westwood has committed to purchase, subject to certain conditions, up to US$350,000,000, or the Total Commitment, of ADSs during a commitment period of approximately 36 months. Concurrently with the execution of the Purchase Agreement, the Company entered into a Registration Rights Agreement with Westwood pursuant to which we agreed to file and have filed a registration statement to register the resale by Westwood of ADSs that may be issued to it by us under the ELOC Purchase Agreement. Each issuance by the Company under the ELOC Purchase Agreement is subject to a maximum amount equal to 50% of the average daily trading volume in the ADSs on Nasdaq during the five trading days immediately preceding the day Westwood receives a valid purchase notice and subject to a US$100 million cap. The purchase price of ADSs that we may direct Westwood to purchase will be equal to 97% of the lowest daily volume-weighted average price during the three consecutive trading days beginning on the date that a purchase notice is delivered by us to Westwood. As consideration for Westwood’s irrevocable commitment to purchase ADSs upon the terms of and subject to satisfaction of the conditions set forth in the ELOC Purchase Agreement, we issued 700,000 Ordinary Shares to Westwood on September 19, 2024.

In September, 2024, LTIL entered into a share sale and transfer agreement with Geely UK Limited, pursuant to which LTIL sold 800,000 shares in Lotus Tech Innovation Center GmbH, or LTIC, a company incorporated in Germany and a wholly-owned subsidiary of LTIL, for an aggregate principal amount of EUR 10,880,000. Immediately upon completion of the transaction, Geely UK Limited beneficially owned 80% of the LTIC’s share capital.

On November 7, 2024, we entered into a bond subscription agreement, or the Bond Subscription Agreement, with Kershaw Health Limited, a private limited company incorporated in England and Wales, or the Subscriber, pursuant to which the Subscriber agrees to subscribe for and purchase, and we agree to issue and sell to the Subscriber, a senior bond due 2029, or the 2029 Bond, with the principal amount of US$500,000,000, at a subscription price of 100% of the principal amount of the Bond. As of the date of this annual report, the transaction has not been closed yet.

On February 28, 2025, we entered into the Geely 2024 CB Purchase Agreement with Geely HK, pursuant to which Geely HK has purchased from us the Geely 2025 CBs, in an aggregate principal amount equal to the US$70,000,000 through a private placement. The Geely 2025 CBs will mature on February 28, 2027 and bears an interest rate per annum equal to SORF on the issue date plus 3.35%, payable on the maturity date. Subject to the terms of the notes, the notes may be convertible into Ordinary Shares or ADSs at the option of Geely HK starting from the 30th trading days after the applicable issue date. The initial conversion price is equal to the volume-weighted average of the last reported sale price of the ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date. In connection with the transaction, 50% equity interests of one of our subsidiaries will be pledged to Geely HK.

On April 14, 2025, Geely HK exercised its put option, requiring us to purchase 51% of the equity interests in Lotus Advance Technologies Sdn Bhd pursuant to the Put Option Agreement dated January 31, 2023. Closing of the Geely HK put option could be subject to approvals of governmental authorities in various jurisdictions and is currently expected to take place in 2025. The exercise price is expected to be settled with Ordinary Shares. Lotus Advance Technologies Sdn Bhd controls the manufacturing operations for Lotus’ sportscars and hyper cars, and Lotus Engineering which provides comprehensive consultancy services to many of the OEMs and Tier 1 suppliers around the world. Upon completion, we will gain control over Lotus Advance Technologies Sdn Bhd and consolidate its financial results. The strategic transaction will enable us to integrate all businesses under the Lotus brand.

The mailing address of our principal executive office is No. 800 Century Avenue, Pudong District, Shanghai, People’s Republic of China, and its phone number is +8621 5466-6258. Our corporate website address is www.group-lotus.com. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

B.Business Overview

We are a leading global intelligent and luxury mobility provider that designs, develops luxury lifestyle vehicles (non-sports car vehicles for daily usage) under the iconic British brand “Lotus” and sell all Lotus branded cars. We launched our first fully electric Hyper-SUV, Eletre, in 2022, and our second lifestyle production vehicle and first hyper grand tourer (hyper-GT) vehicle, Emeya, in 2023. In addition, we plan to introduce two new models in the near future. We manufacture all BEV lifestyle models through a contract manufacturing partnership with Geely Holding, utilizing Geely Holding’s newly-constructed, state-of-the-art manufacturing facilities dedicated for EVs in Wuhan, China.

We bring customers a luxury retailing experience through a digital-first, omni-channel sales model to establish and develop direct relationship with customers and covers the entire spectrum of customer experience, both physically and virtually. As of December 31, 2024, we had over 200 stores in our global distribution network.

In 2024, we delivered a total of 12,134 vehicles, consisting of our lifestyle vehicles and also Lotus-brand sports cars that were distributed through LTIL.

Our Vehicles

Our first lifestyle production vehicle, Eletre, is a new breed of pure electric SUV powered by Lotus’s proprietary 800-volt EPA. Deliveries of Eletre commenced in 2023. Our second lifestyle production vehicle, Emeya, was launched in September 2023 and we began deliveries of Emeya in March 2024. We also started deliveries of Evija in 2024. In addition, we plan to introduce two new models. We also plan to upgrade our models on an ongoing basis.

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

Our Global Commercial Platform

We have developed a Global Commercial Platform for the sales and distribution of our vehicles and sports cars made by Lotus UK. As of December 31, 2024, we had over 200 stores in our global distribution network.

Luxury Retailing Experience for Customers

Aiming to provide a future-proof, luxurious customer experience, we adopt a digital-first, omni-channel sales model for Eletre, Emeya and future lifestyle models to establish and develop direct relationship with customers, covering the entire spectrum of customer experience, both physically and virtually.

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

Master Distribution Agreement with Lotus UK

Pursuant to the Distribution Agreement entered into by and between Lotus Cars Limited, the entity carrying out Lotus UK’s sportscar manufacturing operations, and LTIL, we are the exclusive global distributor (excluding the U.S., where LTIL will act as the head distributor with the existing regional distributor continuing its functions) for Lotus Cars Limited to distribute vehicles, parts, and certain tools, and to provide aftersales services, branding, marketing, and public relations for such vehicles, parts, and tools distributed by it. The Distribution Agreement also provides that each year we and Lotus UK will prepare business plans and annual targets taking into account historical sales figures, forecast demand, national, regional, and local trends, and Lotus UK’s production capacity for the vehicles. Additionally, pursuant to the Distribution Agreement, existing stores and dealers of Lotus UK are transferred to us. As of December 31, 2024, we had over 200 stores in our global distribution network. In addition to Eletre, Emeya and future lifestyle models, major vehicle models under the Distribution Agreement include Evija (BEV sports car) and Emira (ICE sports car), both developed and manufactured by Lotus UK, and another BEV sports car to be launched by Lotus UK in the near future.

Emira

Launched in 2021 with average MSRP higher than US$85,000, Emira is built on a new Lotus sports car architecture. It uses the pioneering Lotus bonded extruded aluminum chassis technology. Emira is 4,412 millimeters long with a 2,575-millimeter wheelbase. It comes with a power output of 298 kilowatts. Emira can deliver a top speed of 290 km per hour and an acceleration from zero to 100 km per hour in 4.5 seconds, with a maximum of 420 Nm of torque.

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

In Europe, the US and ROW markets, we are partnering with leading platforms that provide our customers with an extensive charger network. We also offer home charging solutions for owners of our vehicles.

In China, we provide home charging solutions and partner with leading suppliers that have charging network across the country. Partnering with local charging solutions developers, we operate company-owned charging network that provides 480 kW flash charging for our featured 800-volt EPA in core commercial areas of metropolises such as Beijing and Shanghai, among others.

As of December 31, 2024, we had launched 95 flash charging stations in China and partnered with more than 500,000 public charging stations globally to bring convenience to the charging experience of our customers.

Technology

We have taken a decisive path in developing EV-related technologies. We will further establish our strong technology identity, which will be reflected in future electrified models.

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

Intelligent Driving

Lotus Intelligent Driving research and development commenced as early as 2018. We are committed to building the best platform for advanced intelligent driving technologies and have strong in house research and development capabilities, which includes cognition, decision, planning and control. We support end-to-end intelligent driving technologies with expertise in best-in-class hardware, advanced software and algorithms, and powerful cloud solutions. Our intelligent driving R&D teams across Europe China have extensive experience in homologation and deep understanding of the behaviors and preferences of local customers.

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

Worldwide Research and Development Footprint

We have a dedicated global team to support our R&D activities with a sizable scale and comprehensive functionalities, covering all major technological perspectives. Our approach to innovation demonstrates an inter-connected global collaboration among highly experienced and dedicated Lotus teams across Europe and China, each with different technological focuses.

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

Guided by our R&D leaders, our global research and development team has extensive experience in automotive and technology industries. As of December 31, 2024, our R&D team consisted of 1,030 professionals with extensive knowledge in automotive, engineering, software, AI as well as diversified working experiences from leading vehicle manufacturers globally. Such composition ensures solid technology development capabilities, especially in intelligence and digitalization. The diversified cultural and professional background promotes the exchange of ideas from different perspectives and ensures the generation of innovations.

We established Lotus Robotics in China, the arm of our in-house intelligent driving competence. Lotus Robotics is committed to develop advanced intelligent driving technologies to foster global industry growth. Lotus Robotics has established itself as a global premier provider of comprehensive intelligent driving solutions, including advanced intelligent driving platform software, cloud toolchains, integrated hardware and software development, and intelligent driving operation solutions. Starting from 2024, Lotus Robotics has been providing end-to-end intelligent driving solutions to several leading automakers, including Lynk&Co and Farizon Auto.

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. Our IP portfolio consists of intellectual property rights in, among others, vehicle architecture, intelligent cabin, intelligent driving, and fast charging.

As of December 31, 2024, we had 539 registered patents and 839 pending patent applications in various jurisdictions such as mainland China, the U.S., Japan, and the U.K., etc., including patents for our vehicle architecture, intelligent cabin, intelligent driving, and fast charging related technologies. We also had 439 registered trademarks, including “ELETRE” and “EMEYA,” registered copyrights to 51 software programs developed by us relating to various aspects of our operations, as well as 113 registered domain names as of December 31, 2024.

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

Manufacturing Plant

We work with a BEV manufacturing facility in Wuhan, China, which is owned and operated by Geely Holding. This manufacturing plant is purpose-built for EVs with advanced manufacturing technologies, covering an area of over one million square meters. The plant has been constructed to be a brand-new, world-class plant to produce electric vehicles. The plant has the capability of conducting stamping, welding, painting, and assembly, and is equipped with testing tracks, a quality inspection center and a utility power and sewage treatment center. It features an advanced system whereby vehicles can be transported into workshops using intelligent driving technology without any human intervention. The plant is also facilitated with an approximately three km-length track for quality inspection. Customers can experience driving experience such as racing, drifting and off-road on the track. It has nine left turns and seven right turns and can accommodate vehicles driving at speeds up to 230 km per hour through straight line.

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

●	Focus on electric vehicles. Eletre and Emeya, our new generation of vehicles, marks our transition to a great line-up of electric vehicles. In 2024, Lotus has also unveiled its first concept car, Theory 1, centered on advanced technology, material minimization, and sustainable development. In contrast to mainstream industry models that utilize hundreds of surface materials, Theory 1 sets a “Challenge of 10” goal, employing only 10 core surface materials characterized by durability, lightweight properties, and renewability. By reducing material variety in the vehicle, the aim is to promote resource circularity, decrease reliance on virgin resources, and further mitigate environmental impact.
●	Carbon-neutral sustainable development. Our commitment to “Driving Change” includes significant reduction in carbon emissions throughout the business, substantial elimination of waste, driving efficient and sustainable use of resources in both operations and supply chains, and protecting and preserving natural environments. We target to achieve carbon neutrality across the entire value chain by 2038. We have completed carbon footprint assessments at the organizational level for four consecutive years (2021-2024). Manufacturing sustainability is of high importance to us and minimizing environmental impacts is one of the most important targets of the manufacturing plant from the very beginning. We have worked with Geely Holding to carry out a series of energy-saving and emission reduction measures at Geely Holding’s manufacturing plant. The photovoltaic power generation system at Lotus Global Smart Factory generated more than 23,000 MWh in 2024. Lotus Global Smart Factory was honored the “Leading Zero-Carbon Factory.” Moreover, our Raw Material Natural Capital Assessment Project was recognized as a leading industry practice in the World Economic Forum's Nature Positive Transition Report series.
●	Inspiring the next generation. To help engage the next generation of Lotus colleagues, we leverage Lotus’s unique global appeal and stimulate the ambitions of next generation, especially in the creative science, technology, engineering, art, and mathematics subjects. We help carry out educational outreach programs and work with our communities outside the core business to provide support and stability within its environments. We also adopt and align our strategy to external frameworks including the UN Global Compact, including commitments to transparent, responsible, and ethical business management.

We release ESG Report annually to document our ESG strategy and highlight our ESG achievements as part of Lotus’s advancement into an intelligent, and sustainable luxury mobility provider under the brand’s Vision80 strategy. Our strategy focuses on six key fields: Nature Positive, Climate Neutrality, Sustainable Supply Chain, Inclusion and Equality, Community Commitment, and Transparent Governance. We joined the United Nations Global Compact (UNGC) and became the supporter of ISSB in 2023. We have set targets aligned with the United Nations Sustainable Development Goals (SDGs) for each field, embedding actionable frameworks into its operations to achieve the global goals. In 2024, we were granted the Highly Commends honor at the Reuters Sustainability Awards 2024 and were awarded the Green Apple Environment Award by the Green Organization for our innovation and exceptional commitment to sustainability and responsible business practices. Additionally, we were honored the Decarbonization Leader by European Union Chamber of Commerce in China, demonstrating global recognition of our holistic approach to sustainability.

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

Regulations on Foreign Investment in China

Guidance Catalog of Industries for Foreign Investment

Investments in China by foreign investors and foreign-invested enterprises are regulated by (i) the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version), or the 2024 Negative List, which was jointly promulgated by the Ministry of Commerce and NDRC on September 6 2024 and effective on November 1, 2024, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2022 Version), or the 2022 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and NDRC on October 26, 2022 and effective on January 1, 2023. The 2022 Encouraged Catalog and the 2024 Negative List set out the industries and economic activities in which foreign investment in China is encouraged, restricted, or prohibited. Pursuant to the 2022 Encouraged Catalog, the research and development and manufacture of automobiles, the research and development and manufacture of key parts and components of intelligent vehicles, and the research and development and manufacture of key parts and components of intelligent vehicles of new energy vehicles fall within the encouraged category. However, the 2024 Negative List provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers).

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

On July 26, 2024, the Ministry of Natural Resources issued the Circular on Strengthening the Security Management of Surveying and Mapping Geographic Information Related to Intelligent Connected Vehicles, which reiterates the importance of geographic information security and specifies detailed requirements regarding the scope of geographic data, types of surveying qualifications, and full-process supervision.

On April 16, 2025, the First Department of Equipment Industry under MIIT convened a progress meeting on intelligent connected vehicle product access and software over-the-air (OTA) upgrade management. The meeting focused on the product access and OTA filing requirements outlined in the Notice on Further Strengthen the Administration of ICV Product Access, Recalls, and OTA Upgrade, or the Notice, which was jointly issued by the MIIT and the SAMR on February 25, 2025. The meeting emphasized that manufacturers must thoroughly implement the Notice’s requirements, conduct comprehensive testing and validation for combined driving assistance systems, clearly define system functional boundaries and safety response protocols, avoid exaggerated or false marketing claims, strictly fulfill disclosure obligations, uphold accountability for production consistency and quality safety, and systematically enhance the safety of ICV products.

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

According to Requirements of the Industry Standard Conditions for Comprehensive Utilization of Waste Traction Batteries of New Energy Vehicles (2024 Edition) promulgated by the Ministry of Industry and Information Technology on December 16, 2024 and effective on January 1, 2025, enterprises that carry out echelon recovery or recycling recovery of wasted power storage batteries of New Energy Vehicles shall follow the principle of echelon recovery first, and then recycling recovery to improve the comprehensive utilization according to the national and industrial standards and technical information such as dismantling, disassembling and historical data of power storage batteries provided by new energy vehicle manufacturers and other manufacturers. Established new energy vehicle manufacturers and energy vehicle batteries manufacturers are encouraged to participate in new comprehensive utilization projects.

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

Non-Imposition of Vehicle and Vessel Tax

According to the Notice of the Policies on Energy-saving and New-energy Vehicles Enjoying Vehicle and Vessel Tax Reduction and Exemption jointly promulgated by the Ministry of Finance, the Ministry of Transport, the State Administration of Taxation, and the Ministry of Industry and Information Technology on July 10, 2018, which was amended on May 27, 2024 and became effective on July 1, 2024, purely electric passenger vehicles are not subject to vehicle and vessel tax.

New Energy Vehicle License Plates

In recent years, in order to ease road traffic congestion and improve air quality, certain local governments have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for new energy vehicles, which makes it easier for purchasers of new energy vehicles to obtain automobile license plates. For example, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, effective from March 1, 2021, from the date of implementation to December 31, 2024, the special plate quota will be issued for free to qualified consumers who purchase new energy vehicles, while from January 1, 2023, the special license plate quota will no longer issued to consumers who purchase plug-in hybrid (including extended-range) vehicles.

Policies Relating to Incentives for Electric Vehicle Charging Infrastructure

According to the Guiding Opinions of the General Office of the State Council on Accelerating the Promotion and Application of New Energy Vehicles effective on July 14, 2014, and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015 – 2020) effective on October 9, 2015, the PRC government has actively promoted the construction of charging infrastructure and requires local governments to actively build urban public charging facilities and appropriately simplify planning and construction approval, improve the policies on fiscal prices and gradually standardize the charging services pricing mechanism.

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

According to the Notice on the 2025 Pilot Project to Enhance County-level Electric Vehicle Charging Infrastructure promulgated by the Ministry of Finance, the Ministry of Industry and Information Technology and the Ministry of Transport on February 20, 2025, it will improve the development of electric vehicle charging infrastructure in rural areas and further release the consumption potential of new energy vehicles.

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

On September 27, 2024, the National Government Offices Administration and the Administration for Agencies Directly Under the Central Committee of the Communist Party of China issued the Notice on Promoting the Use of New Energy Vehicles in Central and State Agencies, which stipulates that the central and State agencies should increase the deployment of new energy vehicles, with the proportion of renewed and updated vehicles being new energy vehicles in principle not less than 30%.

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in September, 2000 and recently amended on December 6, 2024, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services”. A commercial ICP service operator must obtain an ICP license before engaging in any commercial ICP services in China, while the ICP license is not required if the operator will only provide internet information on a non-commercial basis.

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

Under the 2024 Negative List, the provision of value-added telecommunications services falls into the restricted category (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers) and the foreign shareholding ratio shall not exceed 50%.

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

On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which became effective on January 1, 2025. These regulations provide that data processing operators engaging in network data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. “Network data processing activities” refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

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

Patents

According to the PRC Patent Law promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and currently effective from June 1, 2021, and the Implementation Rules of the PRC Patent Law promulgated by the State Council on June 15, 2001 and last amended on January 20, 2024, there are three types of patents in China: invention patents, utility model patents, and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent (or 10 years for design patents filed prior to June 1, 2021), commencing from their respective application dates. The patent system of mainland China adopts a first-to-file principle, under which the person who files the patent application first is entitled to the patent if two or more persons file patent applications for the same subject. Any person or entity that utilizes a patent or conducts any other activities that infringe a patent without authorization of the patent holder must compensate the patent holder and is subject to a fine imposed by the government authorities, and may be criminally liable in case of patent passing-off. In addition, any person or entity that files a patent application in a foreign country for an invention or utility model patent accomplished in China is required to report in advance to the State Council’s patent administrative authority for a confidentiality examination.

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

SAFE Circular 16, promulgated by SAFE on June 9, 2016 and lastly amended on December 4, 2023, stipulates that PRC domestic companies may also convert their foreign debts denominated in foreign currencies into Renminbi on a discretionary basis. SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including foreign exchange capital and foreign debts) on a discretionary basis, which applies to all PRC domestic companies.

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

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation, which was amended on December 4, 2023. This circular allows foreign-invested enterprises whose approved business scopes do not contain equity investment to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investment is real and complies with the foreign investment-related laws and regulations. In addition, this circular stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt, and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the banks in advance for those domestic payments. Payments for transactions that take place in China must be made in Renminbi. Income denominated in foreign currencies received by PRC domestic companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

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

Regulations on Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law promulgated by the Standing Committee of the National People’s Congress on March 16, 2007 and last amended on December 29, 2018 and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council on December 6, 2007 and last amended on December 6, 2024, the income tax rate for both PRC domestic companies and foreign-invested enterprises is 25% unless otherwise provided for specifically. Enterprises are classified as either PRC resident enterprises or non-PRC resident enterprises. In addition, enterprises established outside China whose de facto management bodies are located in China are considered PRC resident enterprises and subject to the 25% enterprise income tax rate for their global income. An income tax rate of 10% applies to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in China, or that have such establishment or place of business but where the income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

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

On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the PRC, or the VAT Law, which will become effective on January 1, 2026, and replace the Provisional Regulations on Value-added Tax.

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

The Provisions on the Review of Business Operator Concentration promulgated by the State Administration for Market Regulation on March 10, 2023 and effective on April 15, 2023, and the Provisions of the State Council on Thresholds for the Declaration of Concentrations of Undertakings promulgated by the State Council on January 22, 2024, further provided for matters such as the declaration and review of the concentration of business operators and the investigation of the illegal implementation of the concentration of business operators.

On December 20, 2024, SAMR issued the Guidelines for the Review of Horizontal Concentrations of Undertakings, also known as the Guidelines for Review of Horizontal Concentrations, which clarifies the quantitative standards for the review of business operator concentrations. According to the Guidelines for Review of Horizontal Concentrations, the anti-monopoly law enforcement agency will pay special attention to a horizontal concentration of undertakings in which the total market share of the parties to the concentration is between 25% and 50%. To be specific, for a horizontal concentration of undertakings in which the total market share of the parties to the concentration is between 35% and 50%, the anti-monopoly law enforcement agency would be predisposed to deem that the concentration has or may have the effect of excluding or restricting competition in the relevant market.

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

U.K.

The EU position is broadly the same in the U.K., which adopted EU Regulation 2018/858 as retained EU law at the end of the Brexit transition period, and which was subsequently implemented / amended by the Road Vehicles (Approval) Regulations 2020. On December 31, 2022, the new GB Type Approval Scheme came into force. This scheme is based heavily on EU Regulation 2018/858, but applies solely to vehicles to be sold on the market in Great Britain. Compliance with the scheme involves ensuring that the vehicle meets performance standards in Great Britain and can be sold on the Great Britain market. The GB Type Approval Scheme is mandatory for vehicles to be sold in Great Britain from February 1, 2024. Up until February 1, 2024, manufacturers had the option of using the Provisional GB Type Approval Scheme to obtain approval in Great Britain. Under the provisional scheme, manufacturers already in possession of an EU type approval under the Whole Vehicle Type Approval referenced above can obtain type approval in the U.K. by providing the Vehicle Certification Agency with: (i) a list of type approvals for vehicle types they intend to place on the market in Great Britain, and (ii) the corresponding EU type approval certificates. As of the date of this annual report, we have acquired U.K. type approval for Eletre and Emeya.

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

D.Property, Plant and Equipment

We have established offices in various cities in China and Europe. As of December 31, 2024, we had leased premises as summarized below and under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

	Approximate Size
	(Building) in
Location	Square Meters	Primary Use	Lease Term (years)
Shanghai, China	35,751	Office, Lotus center, experience store	Less than 10 years
Wuhan, China	10,485	Office, Lotus center, experience store	1 to 11 years
Ningbo, China	9,389	Office	5 years
Hangzhou, China	14,725	Office, VIP room	Less than 3 years
Beijing, China	4,171	Office, experience store	2.5 to 8.5 years
London, U.K.	1,732	Office	10 years
Coventry, U.K.	1,000	Office	Less than 1 year
Paris, France	2,592	Experience store, Lotus center, office	6 to 10 years
Amsterdam, Netherlands	2,795	Office	6.5 to 15 years
Houten, Netherlands	802	Lotus center, office	5 to 10 years
Oslo, Norway	1,170	Experience store, fulfillment center, office	2 to 8 years
Munich, Germany	315	Office, experience store	Less than 2 years
Milan, Italy	40	Office	Less than 1 year
Singapore, SG	18	Office	Less than 1 year
Tokyo, Japan	23	Office	Less than 1 year
Dubai, UAE	300	Office	1 year

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

A.Operating Results

We are a leading global intelligent and luxury mobility provider that designs, develops luxury lifestyle vehicles (non-sports car vehicles for daily usage) under the iconic British brand “Lotus” and sell all Lotus branded cars.

We have established a successful track record since our inception. In 2024, we delivered a total of 12,134 vehicles, which consisted of our lifestyle vehicles and sportscars distributed through LTIL. As of December 31, 2024, we had 1,996 full-time employees globally, including in China and Europe, among which approximately 52% belong to our R&D division.

Our total revenues increased from US$9.6 million for the year ended December 31, 2022 to US$679.0 million for the year ended December 31, 2023 and again to US$924.3 million for the year ended December 31, 2024. We recorded a net loss of US$724.6 million, US$750.3 million and US$1,107.3 million, in 2022, 2023 and 2024, respectively.

Revenues

We generate revenues primarily through sales of goods and services.

Sales of goods. We generate revenues by providing the following products:

●	BEV lifestyle models developed by us;
●	Lotus-brand sports cars developed by Lotus UK;
●	auto parts; and
●	peripheral products.

Services. We generate revenues by providing automotive design and development services to OEM customers, design and development of intelligent driving solutions, and facilitation services in relation to logistics and order processing.

The following table sets forth a breakdown of revenues by type both in absolute amount and as a percentage of our revenues for the years indicated.

	For the Years Ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%

	(in thousands, except percentages)
Revenues
Sales of goods	891,061	96.4	660,158	97.2	1,186	12.4
Services revenues	33,288	3.6	18,850	2.8	8,371	87.6
Total	924,349	100.0	679,008	100.0	9,557	100.0

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

Cost of services generally includes cost of direct parts, materials, costs associated with providing extended warranty service and after - sales services, depreciation of associated assets used for providing services, labor costs, outsourcing expenses, rental expenses, consumed materials, and depreciation of associated assets used for providing the automotive design and development services.

We expect that our cost of revenues will increase in absolute amounts in the foreseeable future as we continue to expand our business globally.

The following table sets forth a breakdown of our cost of revenues by nature both in absolute amount and as a percentage of our cost of revenues for the years indicated.

	For the Years Ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	(867,061)	96.9	(564,741)	97.9	(948)	13.1
Cost of services	(27,662)	3.1	(12,086)	2.1	(6,302)	86.9
Total	(894,723)	100.0	(576,827)	100.0	(7,250)	100.0

Gross profit and gross margin

The following table sets forth our gross profit for the years indicated.

	For the Years Ended
	December 31,
	2024	2023	2022
	US$	US$	US$

	(in thousands, except percentages)
Gross profit	29,626	102,181	2,307
Gross margin (%)	3.2	15.0	24.1

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) government grants.

The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of total operating expenses for the years indicated.

	For the Years Ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%

	(in thousands, except percentages)
Operating expenses
Research and development expenses	(274,801)	33.7	(368,729)	44.0	(445,844)	64.6
Selling and marketing expenses	(322,310)	39.5	(328,935)	39.2	(151,331)	22.0
General and administrative expenses	(227,475)	27.9	(144,533)	17.2	(148,369)	21.5
Government grants	8,638	(1.1)	4,077	(0.4)	55,824	(8.1)
Total	(815,948)	100.0	(838,120)	100.0	(689,720)	100.0

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

Government grants primarily consist of government subsidies received with no future related costs required.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to elect only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong have no assessable profits for the years ended December 31, 2024, 2023 and 2022.

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

Our subsidiaries in the U.K., Netherlands, and Germany are also subject to income tax. The maximum applicable income tax rates in the U.K. are 25% for 2024, 19% for the period from January to March 2023, 25% for the period from April to December 2023, 19% for 2022 and 19% for 2021. The maximum applicable income tax rate in the Netherlands is 25.8% for the years ended December 31, 2024, 2023 and 2022. In Germany, the maximum applicable income tax rates for corporation tax is 15.825% for 2024, 2023 and 2022, while the maximum applicable income tax rate for trade tax is 14.35% for 2024, 2023 and 2022. For Germany income tax, the corporate tax rate excludes trade tax, which rate depends on the municipality in which Lotus GmbH conducts its business.

Results of Operations

The following table sets forth our results of operations with line items in absolute amount for the years indicated.

	For the Years Ended December 31,
	2024	2023	2022
	US$	US$	US$

	(in thousands)
Sales of goods	891,061	660,158	1,186
Service revenues	33,288	18,850	8,371
Total revenues	924,349	679,008	9,557
Cost of revenues
Cost of goods sold	(867,061)	(564,741)	(948)
Cost of services	(27,662)	(12,086)	(6,302)
Total cost of revenues	(894,723)	(576,827)	(7,250)
Gross profit	29,626	102,181	2,307
Operating expenses:
Research and development expenses	(274,801)	(368,729)	(445,844)
Selling and marketing expenses	(322,310)	(328,935)	(151,331)
General and administrative expenses	(227,475)	(144,533)	(148,369)
Government grants	8,638	4,077	55,824
Total operating expenses	(815,948)	(838,120)	(689,720)
Operating loss	(786,322)	(735,939)	(687,413)
Interest expenses	(58,218)	(10,200)	(8,542)
Interest income	22,289	9,204	12,188
Investment income (losses), net	14,232	(1,162)	(3,246)
Share of results of equity method investments	(171)	(1,048)	(2,762)
Foreign currency exchange gains (losses), net	(11,664)	42	(11,505)
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(285,423)	(10,039)	(22,991)
Loss before income taxes	(1,105,277)	(749,142)	(724,271)
Income tax expense	(2,012)	(1,113)	(292)
Net loss	(1,107,289)	(750,255)	(724,563)

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

The table below sets forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA for the years indicated:

	For the Years Ended December 31,
	2024	2023	2022
	US$	US$	US$

	(in thousands)
Net loss	(1,107,289)	(750,255)	(724,563)
Share-based compensation expenses – net of tax effect of nil	31,930	—	10,625
Adjusted net loss	(1,075,359)	(750,255)	(713,938)
Net loss	(1,107,289)	(750,255)	(724,563)
Interest expenses	58,218	10,200	8,542
Interest income	(22,289)	(9,204)	(12,188)
Income tax expense	2,012	1,113	292
Share-based compensation expenses	31,930	—	10,625
Depreciation	76,488	54,957	12,790
Adjusted EBITDA	(960,930)	(693,189)	(704,502)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

To Revenues

	For the Years Ended
	December 31,
	2024	2023	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Sales of goods	891,061	660,158	230,903	35.0
BEV lifestyle models	634,333	465,265	169,068	36.3
Sports cars	215,089	184,111	30,978	16.8
Others	41,639	10,782	30,857	286.2
Service revenues	33,288	18,850	14,438	76.6
Total Revenues	924,349	679,008	245,341	36.1

Our total revenues increased by US$245.3 million from US$679.0 million for the year ended December 31, 2023 to US$924.3 million for the year ended December 31, 2024, primarily due to (i) the increased sales of BEV lifestyle models, (ii) the increase in the sales revenue from the distribution of Lotus-brand sports cars, auto parts, and peripheral products, and (iii) the increase in intelligent driving service income and automotive design and development services income from OEM customers as well as extended services.

Sales of goods.  Our sales of goods revenue increased by US$230.9 million from US$660.2 million for the year ended December 31, 2023 to US$891.1 million for the year ended December 31, 2024, due to (i) the increase in the sales of BEV lifestyle models and sports cars in the amount of US$200.0 million; (ii) the increase in the sales of auto parts and peripheral products in the amount of US$30.1 million, and (iii) the increase in other vehicle sales bundled products such as fast charge sales in the amount of US$0.7 million.

Service revenues.  Our service revenue increased by US$14.4 million from US$18.9 million for the year ended December 31, 2023 to US$33.3 million for the year ended December 31, 2024, primarily due to (i) the increase in services revenue for the design and development of intelligent driving solutions in the amount of US$20.9 million, and (ii) the increase in extended service and aftersales services revenue for BEV lifestyle models and sports cars in the amount of US$3.4 million, partially offset by the decrease in revenue from automotive design and development services provided to OEM customers in the amount of US$9.9 million as projects were completed in 2023.

Cost of revenues

	For the Years Ended
	December 31,
	2024	2023	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	(867,061)	(564,741)	(302,320)	53.5
Cost of services	(27,662)	(12,086)	(15,576)	128.9
Total	(894,723)	(576,827)	(317,896)	55.1

Our cost of revenues increased by US$317.9 million from US$576.8 million for the year ended December 31, 2023 to US$894.7 million for the year ended December 31, 2024, accompanying the increased revenues in vehicle sales. The increase was attributable to the increase in cost of sales from BEV lifestyle models and sports cars of US$278.4 million, from auto parts and peripheral products of US$23.6 million, and from other vehicle sales bundled product for BEV lifestyle models and sports cars of US$0.3 million. Cost of revenues for services increased by US$15.6 million primarily due to the increase in costs incurred for design and development of intelligent driving solutions service of US$16.2 million and for extended service and aftersales services cost for BEV lifestyle models and sports cars of US$6.9 million, partially offset by the decrease in costs incurred for automotive design and development services provided to OEM customers of US$7.5 million as less services were provided in this regard.

Gross profit and gross margin

	For the Years Ended
	December 31,
	2024	2023	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Gross profit	29,626	102,181	(72,555)	(71.0)
Gross margin (%)	3.2	15.0	—	—

Our gross profits decreased from US$102.2 million for the year ended December 31, 2023 to US$29.6 million for the year ended December 31, 2024 and our gross margin decreased from 15.0% for the year ended December 31, 2023 to 3.2% for the year ended December 31, 2024. The decrease in gross profit was primarily due to the reduction in gross profit in vehicle sales of US$78.3 million due to a switch of our business model from a direct to customer model to a dealer model in the UK and Europe markets and the destock under uncertain economic environment, partially offset by the decrease in charging and aftersales service of US$5.7 million. The decrease in gross margin was primarily due to the reduction in our vehicle sales margins as more discounts and rebates were provided to dealers and customers under destock measures.

Operating expenses

	For the Years Ended
	December 31,
	2024	2023	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Operating expenses
Research and development expenses	(274,801)	(368,729)	93,928	(25.5)
Selling and marketing expenses	(322,310)	(328,935)	6,625	(2.0)
General and administrative expenses	(227,475)	(144,533)	(82,942)	57.4
Government grants	8,638	4,077	4,561	111.9
Total	(815,948)	(838,120)	22,172	(2.6)

Research and development expenses.  Our research and development expenses decreased by US$93.9 million from US$368.7 million for the year ended December 31, 2023 to US$274.8 million for the year ended December 31, 2024 primarily due to the phase down of research and development activities for the Eletre and Emeya models.

Selling and marketing expenses.  Our selling and marketing expenses decreased by US$6.6  million from US$328.9 million for the year ended December 31, 2023 to US$322.3 million for the year ended December 31, 2024, primarily due to (i) the decrease in advertising and marketing expenses for cost reductions and efficiencies, (ii) business model changes from a direct to customer model to a dealer model in the UK and Europe markets.

General and administrative expenses.  Our general and administrative expenses increased by US$82.9 million from US$144.5 million for the year ended December 31, 2023 to US$227.5 million for the year ended December 31, 2024, primarily due to (i) the increase in payroll, staff related expenses, office rental, outsourcing and office administrative expenses of US$54.5 million as a result of the expansion of our UK and European management function and operations in late 2023, (ii) the increase in professional services and insurance expenses of US$14.0 million relating to our listing, and (iii) the increase of share-based compensation expenses of US$14.4 million.

Government grants.  Our government grants income increased by US$4.6 million from US$4.1 million for the year ended December 31, 2023 to US$8.6 million for the year ended December 31, 2024, as we received government grants of US$8.6 million and US$4.1 million respectively with no future related costs required.

As a result of the foregoing, we had a loss from operations of US$786.3  million for the year ended December 31, 2024, in comparison with a loss from operations of US$735.9 million for the year ended December 31, 2023.

Interest expenses

Our interest expenses increased by US$48.0 million from US$10.2 million for the year ended December 31, 2023 to US$58.2 million for the year ended December 31, 2024, primarily due to an increase in short-term borrowings.

Interest income

Our interest income increased by US$13.1 million from US$9.2 million for the year ended December 31, 2023 to US$22.3 million for the year ended December 31, 2024, primarily due to an increase in interest income from loans to related parties.

Investment gain

We recorded investment gain of US$14.2 million for the year ended December 31, 2024, compared to an investment loss of US$1.2 million for the year ended December 31, 2023. The gain during the year ended December 31, 2024 was primarily due to the fair value changes from U.S. Treasury bond. The loss during the year ended December 31, 2023 was primarily due to the net-off effect of investment income from disposal of a subsidiary of US$3.8 million and loss on investment in equity securities of US$5.0 million.

Share of results of equity method investments

We recorded losses in share of results of equity method investments of US$171 thousand for the year ended December 31, 2024 due to the share of loss from our equity method investments.

Foreign currency exchange gains (losses), net

We recorded net foreign currency exchange losses of US$11.7 million for the year ended December 31, 2024, compared to gains of US$0.04 million for the year ended December 31, 2023. The net change in foreign currency exchange losses was primarily attributable to fluctuations in exchange rates between U.S. dollar and RMB, between U.S. dollar and GBP, as well as between GBP and RMB.

Changes in fair values of liabilities, excluding impact of instrument-specific credit risk

We recorded losses in changes in fair value of liabilities, excluding impact of instrument-specific credit risk of US$285.4 million for the year ended December 31, 2024, compared to losses of US$10.0 million for the year ended December 31, 2023, primarily due to the increase of losses from fair value changes of put option liabilities relating to the Meritz Investment.

Loss before income taxes

As a result of the foregoing, our loss before income taxes for the year ended December 31, 2024 was US$1,105.3 million, increased by US$356.2 million from US$749.1 million for the year ended December 31, 2023.

Income tax expense

Some of our subsidiaries are subject to income tax for their taxable income in 2024. The effective income tax rate for the years ended December 31, 2024 and 2023 was negative 0.18% and negative 0.15%, respectively. The effective income tax rate for the years ended December 31, 2024 and 2023 differs from the applicable statutory income tax rate, primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.

Net loss

As a result of the foregoing, our net loss increased by US$357.0 million from US$750.3 million for the year ended December 31, 2023 to US$1,107.3 million for the year ended December 31, 2024.

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

B.Liquidity and Capital Resources

Cash flows and working capital

The following table sets forth a summary of our cash flows for the years indicated.

	For the Years Ended December 31,
	2024	2023	2022
	US$	US$	US$

	(in thousands)
Summary Consolidated and Combined Cash Flow Data
Net cash used in operating activities	(848,520)	(386,932)	(351,419)
Net cash used in investing activities	(579,440)	(197,985)	(149,414)
Net cash provided by financing activities	1,459,527	284,708	758,131
Effect of exchange rate changes on cash and restricted cash	26,235	(12,189)	(49,217)
Net (decrease) increase in cash and restricted cash	57,802	(312,398)	208,081
Cash and restricted cash at the beginning of the year	427,135	739,533	531,452
Cash and restricted cash at the end of the year	484,937	427,135	739,533

To date, we have financed our operating and investing activities primarily through cash generated by bank loans and equity and debt financing activities and capital contributions from our shareholders, including through the issuance of redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings. We had cash and restricted cash of US$484.9 million, US$427.1 million and US$739.5 million as of December 31, 2024, 2023 and 2022, respectively. Cash and restricted cash from continuing operations comprise cash at bank and on hand and deposits made to banks to secure bank acceptance notes, deposits for short-term borrowings, and deposits for certain long-term leases.

On February 28, 2025, we entered into the Geely 2024 CB Purchase Agreement with Geely HK, pursuant to which Geely HK has purchased from us the Geely 2025 CBs, in an aggregate principal amount equal to the US$70,000,000 through a private placement. The Geely 2025 CBs will mature on February 28, 2027 and bears an interest rate per annum equal to the Secured Overnight Financing Rate on the issue date plus 3.35%, payable on the maturity date. Subject to the terms of the notes, the notes may be convertible into Ordinary Shares at the option of Geely HK starting from the 30th trading days after the applicable issue date. The initial conversion price is equal to the volume-weighted average of the last reported sale price of the ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date. In connection with the transaction, 50% equity interests of one of our subsidiaries will be pledged to Geely HK.

On November 7, 2024, we entered into the Bond Subscription Agreement with Kershaw Health Limited, the Subscriber, pursuant to which the Subscriber agrees to subscribe for and purchase, and we agree to issue and sell to the Subscriber, a senior bond due 2029, or the 2029 Bond, with the principal amount of US$500,000,000, at a subscription price of 100% of the principal amount of the Bond. As of the date of this annual report, the transaction has not been closed yet.

In September, 2024, LTIL entered into a share sale and transfer agreement with Geely UK Limited, pursuant to which LTIL sold 80% equity in LTIC for an aggregate principal amount of EUR 10,880,000. Immediately upon completion of the transaction, Geely UK Limited beneficially owned 80% of the LTIC’s share capital.

On September 29, 2024, our subsidiary, Hangzhou Kingway Technology Co., Ltd., or Kingway, entered into an exchangeable note agreement with an investor. Pursuant to the agreement, Kingway is entitled to issue exchangeable note, or the Kingway Exchangeable Notes, of RMB600,000,000 to obtain financing from the investor. The repayments of the Kingway Exchangeable Notes were guaranteed by the ultimate shareholders of Kingway in mainland China, i.e., Wuhan Lotus Technology Co., Ltd., a wholly-owned subsidiary of ours. Each tranche of Kingway Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance and bears a simple interest rate of the one-year loan prime rate. In September 2024, Kingway issued the first tranche of exchangeable notes with the principal amount of US$28.5 million to the investor.

On September 16, 2024, we entered into the ELOC Purchase Agreement with Westwood pursuant to which Westwood has committed to purchase, subject to certain conditions, up to US$350,000,000 of ADSs during a commitment period of approximately 36 months. The purchase price of ADSs that we may direct Westwood to purchase will be equal to 97% of the lowest daily volume-weighted average price during the three consecutive trading days beginning on the date that a purchase notice is delivered by us to Westwood. As of the date of this annual report, we have sold a total 215,500 ordinary shares to Westwood with a total consideration of US$831,000.

On June 24, 2024, we entered into the Geely 2024 CB Purchase Agreement with Geely HK, pursuant to which Geely HK purchased from us the Geely 2024 CB in two tranches in an aggregate principal amount equal to the U.S. dollar equivalent of RMB800 million through a private placement. Each note matures on June 22, 2025 and bears an interest rate per annum equal to SORF on the issue date plus 3.35%, payable on the maturity date.

In 2024, we borrowed loans due within one year or less with total principal amounts of US$198.5 million from subsidiaries of Geely Holding, bearing an interest rate of 6% per annum. These loans are secured by our intellectual property with carrying amount of nil, as the research and development costs were expensed historically.

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

In January 2023, we issued put options to each of Geely HK and Etika at nil consideration. Pursuant to the put option agreements, each of Geely HK and Etika will have an option to require us to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, between April 1, 2025 and June 30, 2025, at a pre-agreed price. The exercise price will be settled with Ordinary Shares. As of December 31, 2024, the Put Option Exercise Condition had been satisfied. On April 14, 2025, Geely HK exercised its put option, requiring us to purchase 51% of the equity interests in Lotus Advance Technologies Sdn Bhd. Closing of the Geely HK put option could be subject to approvals of governmental authorities in various jurisdictions and is currently expected to take place in 2025.

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

We will require additional liquidity to continue our operations over the next 12 months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to (i) reducing discretionary capital and operating expenses, (ii) obtaining additional loans from banks or related parties and renewing existing loans when they are due, (iii) exploring opportunities for further equity financing, and (iv) restructuring our operations to grow revenues and accelerating pace of collections of receivables. However, given the impact of the uncertainty of global economic and global financial markets, we may be unable to access further debt or equity financing when needed. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have not been profitable and had negative net cash flows from operations. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern ” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business plans require a significant amount of capital. In addition, our future capital needs may require us to obtain additional equity or debt financing that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.”

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

Operating activities

For the year ended December 31, 2024, net cash used in operating activities was US$848.5 million. The difference between our net cash used in operating activities and our net loss of US$1,107.3 million for the same period from continuing operations was attributable to certain non-cash items, primarily consisting of changes in fair values of liabilities, excluding impact of instrument-specific credit risk of US$285.4 million, depreciation of US$76.5 million, share-based compensation expense of US$31.9 million, warranty expenses of US$21.9 million, and certain changes in working capital accounts, primarily consisting of (i) increase in accounts receivable due from third parties of US$67.3 million and due from related parties of US$88.8 million, primarily attributable to the increase of sales of BEV lifestyle models and Lotus-brand sports cars to third-party and related-party distributors and the scale of facilitation services in relation to logistics and order processing, (ii) increase in accounts payable due to related parties of US$76.3 million primarily attributable to the increase in purchase of BEV lifestyle models and Lotus-brand sports cars, (iii) increase in accounts payable due to third parties of US$43.7 million primarily attributable to the increase in purchase of spare parts, logistic services and outsourcing manpower fee, (iv) decrease in inventories of US$69.7 million primarily attributable to the destock, (v) decrease in accrued expenses and other current liabilities due to related parties of US$55.9 million primarily attributable to the settlement of outsourced R&D services, and (vi) decrease in prepayments and other current assets due to related parties of US$46.6 million primarily attributable to the settlement of R&D service balances, salary payables and reduction of refundable deposits from customers.

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

Investing activities

For the year ended December 31, 2024, net cash used in investing activities was US$579.4 million, which was mainly attributable to (i) payment for purchase for securities pledged to Meritz of US$500.0 million, and proceeds from sales of securities pledged to Meritz and its interest of US$189.6 million, pursuant to the arrangement of Meritz Investment (ii) payment for loans to related parties of US$262.2 million, (iii) payments for purchases of property, equipment and software and intangible assets of US$57.3 million, (iv) payments for purchases of short-term investments of US$48.2 million, (v) proceeds from sales of short-term investments of US$48.3 million, and (vi) receipts of government grants related to assets of US$28.1 million.

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

Financing activities

For the year ended December 31, 2024, net cash provided by financing activities was US$1,459.5 million, which was mainly attributable to (i) proceeds from issuance of ordinary shares to PIPE investors and LCAA in conjunction with the Business Combination, net of transaction costs of US$824.2 million, (ii) proceeds from short-term borrowings of US$1,033.0 million, (iii) proceeds from issuance of ordinary shares to exchangeable notes holders of US$361.3 million, (iv) proceeds from issuance of convertible notes to Geely International (Hong Kong) Limited of US$119.3 million, (v) proceeds from issuance of exchangeable notes to certain investor of US$28.5 million, (vi) payment of redemption of exchangeable notes to notes holder of US$366.0 million, (vii) repayments for short-term borrowings of US$ 460.9 million, and (viii) payments of cash collateral to Meritz of US$76.5 million.

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

Material cash requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, purchase commitment and operating lease obligation.

Our capital expenditures are primarily incurred for purchase of property, equipment and software and intangible assets. Our total capital expenditures were US$57.3 million, US$213.7 million and US$133.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. We will continue to make capital expenditures to meet the needs of our business operations. As of December 31, 2024, our capital expenditure commitment was US$28.8 million.

Our purchase commitment primarily consists of future minimum purchase commitment related to the purchase of BEV lifestyle models, Lotus-brand sports cars and research and development services and other operating expenses. As of December 31, 2024, our purchase commitment was US$101.1 million.

Our operating lease obligation primarily consists of non-cancellable operating lease agreements for certain offices, warehouses, retail and service locations, equipment and vehicles worldwide. As of December 31, 2024, our operating lease obligation was US$118,360 million.

Our repurchase commitment primarily consists of dealers’ wholesale floor-plan financing of vehicles. As of December 31, 2024, our total repurchase obligations were US$110.5 million.

Our share buyback forward primarily represents our agreement with Meritz, pursuant to which Meritz agrees to sell and surrender, and we agree to repurchase 17,500,000 ADSs. As of December 31, 2024, our Share buyback forward was US$117.1 million.

As of December 31, 2024, the outstanding balance of convertible notes payable was US$188.2 million.

As of December 31, 2024, the outstanding balance of exchangeable notes payable was US$103.0 million.

As of December 31, 2024, the outstanding balance of our put option liabilities was US$309.1 million.

As of December 31, 2024, the outstanding balance of short-term borrowing was US$802.5 million.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

The following table sets forth our contractual obligations as of December 31, 2024.

		Payment Due by Period
		Within One	More Than
	Total	Year	One Year

	(US$ in thousands)
Capital expenditure commitment	28,792	26,888	1,904
Purchase commitment	101,112	89,314	11,798
Repurchase commitment	110,503	110,503	—
Operating lease obligation	118,360	20,054	98,306
Convertible notes	188,156	113,910	74,246
Exchangeable notes	102,999	—	102,999
Put option liabilities	309,115	309,115	—
Short-term borrowing	802,519	802,519	—
Share buyback forward liabilities	117,059	117,059	—
Total	1,878,615	1,589,362	289,253

Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Off-balance Sheets Arrangements

We have entered into repurchase agreements with a lending institution in connection with our dealers’ wholesale floor-plan financing of vehicles. Pursuant to the agreements, in the event that a dealer declares the intention to file for bankruptcy, and a lender is able to repossess the vehicle and deliver the repossessed vehicle to us, we are obligated to repurchase the vehicle from the lender at the unpaid balance of the original invoice price for the vehicle. We did not repurchase any vehicles under the repurchase agreements since the inception of the repurchase agreements, and we believe that, based on historical experience, the likelihood of a material loss pursuant to these repurchase obligations is remote. The total amount financed under the floor financing programs with repurchase obligations was US$110.5 million as of December 31, 2024.

Inventories of US$1.2 million were pledged for other short-term financing arrangements as of December 31, 2024. Property, equipment and software of US$2.7 million were pledged for other short-term financing arrangements as of December 31, 2024.

Except for the above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated and combined financial statements except for certain call options that Meritz granted us in November 2023 in connection with the Meritz Investment. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

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

For the years ended December 31, 2024, 2023 and 2022, Lotus Technology Inc. provided loans with principal amount of US$94.6 million, US$231.6 million and US$5.9 million to its subsidiaries, and made capital contribution of US$915.6 million, US$302.3 million and US$94.7 million to its subsidiaries.

For the years ended December 31, 2024, 2023 and 2022, the WFOE provided loans with principal amount of US$659.6 million, US$316.7 million and US$49.6 million to its subsidiaries, and made capital contribution of US$48.0 million, US$22.3 million and US$137.2 million to its subsidiaries. For the years ended December 31, 2024, 2023 and 2022, the WFOE repaid loans borrowed from the other subsidiaries in the amounts of US$303.4 million, including US$132.8 million in cash and US$170.6 million by Offsetting of claims and debts, US$71.8 million and nil, respectively.

For the years ended December 31, 2024, 2023 and 2022, the WFOE collected advances of nil, nil and US$10.6 million from the former VIE.

For the years ended December 31, 2024, 2023 and 2022, nil, US$1.7 million and US$3.3 million of service fees were paid by the former VIE and its subsidiaries to the subsidiaries of Lotus Technology Inc.

For the years ended December 31, 2024, 2023 and 2022, the other subsidiaries provided loans with principal amount of US$514.8 million, US$180.5 million and nil to the WFOE, repaid loans of US$65.3 million, US$186.1 million and nil to Lotus Technology Inc., repaid loans of US$335.6 million, US$150.9 million and nil to the WFOE, and made capital contribution of US$564.3 million, US$89.4 million and nil to the WFOE.

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

Lower of cost and net realizable value of vehicles in inventory

We make ongoing estimates relating to the net realizable value of inventories based upon our assumptions about future demand and market conditions. If we estimate the net realizable value of our inventory is less than the cost of the inventory, we record a reserve equal to the difference between the cost of the inventory and the estimated net realizable value. This reserve is recorded as a charge to Cost of sales. If changes in market conditions result in reductions to the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination.

The reserve involves uncertainty because the calculations require management to make assumptions and to apply judgment about the expected revenue and incremental costs we will generate for selling current inventory. Such estimates include the evaluation of factors such as product condition, forecasted consumer demand, product lifecycles, regulatory actions, retail and wholesale rebates and the expected sales channel. We also apply judgment in the assumptions about other components of net realizable value, such as selling costs.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of seven directors.

Directors and Executive Officers	Age	Position/Title
Daniel Donghui Li	54	Chairman of the Board of Directors
Qingfeng Feng	52	Director and Chief Executive Officer
Alexious Kuen Long Lee	49	Director
Ning Yu	54	Director
Ada Yunfeng Yan	55	Independent Director
Anish Melwani	46	Independent Director
Catherine Hongjun Cai	60	Independent Director
Daxue Wang	49	Chief Financial Officer

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

Alexious Kuen Long Lee has served as our director since November 2021 and was our chief financial officer from November 2021 until April 2025. Previously, he was appointed as the Head of Strategic Marketing at FIAT Industrial China Investment Co. in 2004. He joined CLSA in 2011, and served as the Managing Director and Head of China Capital Access at CITIC-CLSA from 2017, directly responsible for the leadership role of bridging onshore and offshore resources (capital, cross-border investment), through the CLSA gateway. Since 2019, Mr. Lee was the Managing Director and Head of China Strategy at Jefferies.

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

Catherine Hongjun Cai has served as our independent director since April 2025. Ms. Cai has more than three decades of experience in China’s investment banking industry and has held senior positions at international investment banks. She served as the Group Managing Director, Global Executive Vice Chairman, and Chairman of Greater China at UBS from 2018 to 2024. Prior to that, she was the Managing Director, Chairman and Head of China at Citigroup from 2016 to 2018. Ms. Cai also held the position of Managing Director, Chairman and Head of China Investment Banking at Bank of America Merrill Lynch. Ms. Cai obtained her bachelor’s degree in law from Peking University.

Daxue Wang has served as our chief financial officer since April 2025. Mr. Wang is a seasoned executive across corporate and prominent financial institutions, most recently serving as CFO of Radar Auto. Prior to that, Mr. Wang held several executive positions in Zhejiang Kangsheng, Huzhou Moshan Asset Management, Morgan Stanley Securities, ICBC Credit Suisse Asset Management and Citi Group. The Board believes that Mr. Wang is highly qualified and a suitable candidate.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid RMB11.11 million in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.

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

Share Incentive Plan

The 2022 Share Incentive Plan

In September 2022, our shareholders approved and adopted the 2022 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2022 Share Incentive Plan is 51,550,661 (after giving effect to the recapitalization upon the business combination with LCAA). As of December 31, 2024, a total of awards to purchase 13,570,227 ordinary shares have been granted under the 2022 Share Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the grant dates and after giving effect to the recapitalization upon the business combination with LCAA.

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

Awards Granted

The following table summarizes, as of April 30, 2025, the number of options we have granted to certain of our directors and officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Number of Class A Ordinary Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Anish Melwani	*	2.89	June 1, 2024	September 11, 2032
	*	2.89	October 1, 2024	September 11, 2032

*Less than 1% of our total ordinary shares on an as-converted basis outstanding as of April 30, 2025.

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

Audit Committee

The audit committee consists of Ms. Ada Yunfeng Yan, Mr. Anish Melwani and Ms. Catherine Hongjun Cai Ms. Ada Yunfeng Yan is the chairperson of the audit committee. Ms. Ada Yunfeng Yan satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Ms. Ada Yunfeng Yan, Ms. Catherine Cai and Mr. Anish Melwani satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

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

Compensation Committee

The compensation committee consists of Mr. Donghui Li, Mr. Anish Melwani and Ms. Catherine Hongjun Cai Mr. Donghui Li is the chairperson of the compensation committee. Each of Ms. Catherine Hongjun Cai and Mr. Anish Melwani satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Mr. Donghui Li, Ms. Ada Yunfeng Yan and Ms. Catherine Hongjun Cai Mr. Donghui Li is the chairperson of the nominating and corporate governance committee. Each of Ms. Catherine Hongjun Cai and Ms. Ada Yunfeng Yan satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.

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

D.Employees

As of December 31, 2022, 2023 and 2024, we had approximately 2,913, 3,180 and 1,996 full-time employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

	As of December 31,
	2024
	Number	%
Functions:
Research and development	1,030	51.6
Marketing and sales	474	23.7
Supply chain	169	8.5
Functional support	323	16.2
Total	1,996	100

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

E.Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of April 28, 2025:

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

The percentage of our Ordinary Shares beneficially owned by the parties listed below is calculated based on 678,244,338 Ordinary Shares issued and outstanding as of April 28, 2025. There were also 14,541,306 Warrants issued and outstanding as of April 28, 2025.

		% of Beneficial Ownership
	Ordinary Shares	/Voting Power
Directors and Executive Officers(1):
Daniel Donghui Li(2)	14,398,660	2.1%
Qingfeng Feng(3)	57,061,196	8.4%
Alexious Kuen Long Lee	*	*
Ning Yu	—	—
Catherine Cai	—	—
Ada Yunfeng Yan	—	—
Anish Melwani	*	*
Daxue Wang	—	—
All Directors and Executive Officers as a Group	72,813,749	10.8%

5.0% Shareholders:
Lotus Advanced Technology Limited Partnership(4)	186,648,945	27.6%
Etika(5)	156,236,329	23.1%
Lotus Technology International Investment Limited(6)	108,740,886	16.1%
Meritz(7)	50,000,000	7.4%
Lotus Group International Limited(8)	47,995,443	7.1%
HUBEI CHANGJIANG JINGKAI AUTOMOBILE INDUSTRY INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP) (9)	44,997,886	6.6%
*	Less than 1% of the total number of outstanding Ordinary Shares
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

(5)

Represents 156,236,329 Ordinary Shares held by Etika. Etika is wholly owned by Albukhary Corporation Sdn. Bhd., which is 99.9% owned by Syed Mokhtar Shah Syed Nor. The address of Etika is Level 4B, No. 88, Jalan Perdana, Taman Tasik Perdana, 50480 Kuala Lumpur W.P. Kuala Lumpur. The above information is based on the Schedule 13G filed by Etika Automotive Sdn Bhd on November 8, 2024. The percentage of total ordinary shares and the percentage of aggregate voting power for Etika Automotive Sdn Bhd are calculated based on the number of our company’s total outstanding shares as of April 28, 2025 and assuming Etika Automotive Sdn Bhd’s shareholding has not changed since September 30, 2024.

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

(7)

Represents 50,000,000 held by Meritz. The business address of Meritz is Three IFC, 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Korea 07326. The above information is based on the Schedule 13G filed by Meritz Securities Co., Ltd. on May 13, 2024. The percentage of total ordinary shares and the percentage of aggregate voting power for Meritz Securities Co., Ltd. are calculated based on the number of our company’s total outstanding shares as of April 28, 2025 and assuming Meritz Securities Co., Ltd.’s shareholding has not changed since March 31, 2024.

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

To our knowledge, as of April 28, 2025, none of our ordinary shares were held by record holders in the United States.

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

Put Option Agreements

Concurrently with the execution of the Original Merger Agreement, on January 31, 2023, LTC entered into a put option agreement with each of Geely HK and Etika, pursuant to which each of Geely HK and Etika is granted the right to require LTC to purchase all of the equity interests held by each of Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the parent company of Lotus UK, at a pre-agreed price which will be calculated based on the total revenue of LGIL for the year of 2024 adjusted to exclude net debt, at a future date during the period from April 1, 2025 to June 30, 2025 and contingent upon satisfaction of the LAT Put Option Exercise Condition. As of December 31, 2024, the Put Option Exercise Condition had been satisfied. On April 14, 2025, Geely HK exercised its put option, requiring us to purchase 51% of the equity interests in Lotus Advance Technologies Sdn Bhd. Closing of the Geely HK put option could be subject to approvals of governmental authorities in various jurisdictions and is currently expected to take place around the end of 2025.

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

In the event that LTC declines (or fails to accept the offer) to acquire the Meritz Subscription Shares pursuant to its right of first offer as described below, Call Option 2 and Call Option 3 shall immediately lapse.

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

(v) Registration

Ordinary Shares were issued to Meritz pursuant to the Meritz Investment in an offshore transaction under the ex-emption from registration requirements of the Securities Act provided by Regulation S promulgated thereunder. The Meritz Subscription Agreement provides that LTC will file with the SEC (at LTC’s sole cost and expense) a registration statement registering the resale of the Ordinary Shares subscribed by Meritz and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than August 22, 2024. Meritz will also have piggyback registration rights for the Meritz Subscription Shares in connection with certain registrations of securities that LTC undertakes. On September 30, 2024, the Company and Meritz entered into a supplemental agreement for the Meritz Subscription Agreement.

(vi) Subsequent Agreements

On November 29, 2024, we entered into a share buyback agreement, or the Meritz Share Buyback Agreement with Meritz, pursuant to which Meritz agrees to sell and surrender, and we agree to repurchase, 17,500,000 ADSs, or the Repurchased Meritz ADSs.. Ordinary Shares underlying the Repurchased Meritz ADSs constitute a part of Meritz Investment, or the Meritz Shares. The total consideration payable by us for the buyback equals the amount that provides Meritz with a 12.5% internal rate of return, calculated for the period between the Closing Date and the date of the closing of the buyback, on US$175 million. We did not repurchase the 17,500,000 ADSs under the Meritz Share Buyback Agreement by December 31, 2024, and we entered into an amended and restated share buyback agreement, or the A&R Meritz Share Buyback Agreement with Meritz and our wholly-owned subsidiary, Lotus EV Limited on March 28, 2025, to amend and restate in its entirety the Meritz Share Buyback Agreement. Pursuant to the A&R Meritz Share Buyback Agreement. Under the A&R Meritz Share Buyback Agreement, Meritz agrees to sell, and we agree to repurchase, 17,500,000 ADSs. Ordinary Shares underlying the repurchased ADSs constitute a part of the Meritz Investment. Pursuant to the A&R Meritz Share Buyback Agreement, we agree to and complete the full payment of a deposit of US$150,937,500, herein referred to as the SBA Deposit, to Meritz on or before April 30, 2025 and the remaining repurchase price (an amount that provides Meritz with a 12.5% IRR on US$48,109,420, calculated for the period between March 28, 2025 and the date of buyback closing), together with any accrued default interest (to the extent not waived by Meritz in accordance with the A&R Meritz Share Buyback Agreement), at the buyback closing to take place on or before September 30, 2025. Closing of the buyback is subject to customary closing conditions. At the buyback losing, Meritz is required to return 17,500,000 ADSs to us against payment by us of the amount payable at closing. The SBA Deposit was paid in full as of April 30, 2025.

Upon signing of the A&R Meritz Share Buyback Agreement and until the buyback closing, (i) certain obligations of us under the Meritz Subscription Agreement have been suspended, including our obligations (A) to deposit additional cash as collateral in the restricted cash account to secure its obligations due to changes in the closing price of the ADSs; and (B) to maintain US$175 million of unrestricted cash as of the last date of each fiscal quarter; and (ii) Meritz agreed not to enforce the U.S. treasury bonds with the aggregate outstanding principal amount of US$325,000,000 which was pledged by the Company in favour of Meritz. Upon the completion of the share buyback, certain provisions under Meritz Subscription Agreement will terminate, including: (i) our obligation to maintain US$175 million of unrestricted cash as of the last date of each fiscal quarter; (ii) our call option to acquire certain ADSs held y Meritz at US$14.00 per share if the closing price of the ADSs for a five-trading-day period exceeds US$14.00; and (iii) our obligation to deposit additional cash as collateral in the restricted cash account to secure its obligations due to changes in the closing price of the ADSs.

In the event the buyback closing does not take place on or prior to September 30, 2025 (except due to Meritz’s failure to satisfy certain closing conditions, provided we are not in breach of any representation or warranty, covenant or other agreement and is otherwise ready, willing and able to consummate the Closing), (i) an event of default will be deemed to occur under the Meritz Subscription Agreement; (ii) to the extent that the event of default occurs on September 30, 2025, Meritz shall transfer 12,689,058 ADSs to Lotus EV Limited, Lotus EV Limited shall pledge such shares to Meritz, and such pledged ADSs will become immediately enforceable and shall be enforced by Meritz; (iii) Meritz shall enforce the security under the Meritz Subscription Agreement; (iv) Meritz shall enforce 7,000,000 Ordinary Shares charged by Lotus Advanced Technology Limited Partnership in favor of Meritz, pursuant to the security agreement, dated March 28, 2025, between Lotus Advanced Technology Limited Partnership and Meritz; and (v) Meritz will have the right to terminate the A&R Meritz Share Buyback Agreement.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Related Party Transactions

We sold sports cars, BEV lifestyle models, auto parts and peripheral products and provided R&D services and other consulting services to a number of related parties. We provided services to related parties amounting to US$24.4 million, US$12.6 million and US$8.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. We sold sports cars, BEV lifestyle models, auto parts and peripheral products to related parties amounting to US$18.2 million, US$3.4 million and US$23 thousand for the years end December 31, 2024, 2023 and 2022, respectively. Accounts receivable due from related parties arising from sales of goods and provision of services, including facilitation services in relation to logistics and order processing, were US$107.8 million and US$22.4 million as of December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, receipts in advance of US$150 thousand and US$1 thousand were included in contract liabilities – related parties, respectively. As of December 31, 2024 and 2023, accounts receivable due from related parties for R&D services of US$929 thousand and nil was included as contract asset in prepayments and other current assets – related parties, respectively. For the year ended December 31, 2024, the Group recorded US$2.2 million in expected credit losses for accounts receivable – related parties in general and administrative expenses.

Prepayments and other current assets – related parties and other non-current assets – related parties of us are arising from transactions related to purchase of products and services, loans to related parties, and cash receipts on behalf of us as follows.

(a)

We made payments of US$24.1 million, US$4.0 million and US$244 thousand on behalf of related parties for the years ended December 31, 2024, 2023 and 2022, respectively. Related parties collected cash receipts of nil, US$3.7 million and nil on behalf of us for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, receivables of US$21.7 million and US$4.3 million were included in prepayments and other current assets – related parties, respectively.

(b)

During the years ended December 31, 2024, 2023 and 2022, we provided unsecured short-term loans of US$0.6 million, US$1.2 million and US$2.3 million, respectively, to related parties with interest rates of 3.65%-4.5% per annum. We collected US$140 thousand from related parties during the years ended December 31, 2024. We recognized interest income of US$131 thousand, US$122 thousand and US$24 thousand for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the receivable for the loan principal and interest of US$3.3 million and US$3.0 million were included in prepayments and other current assets – related parties, respectively.

On March 11, 2024, our subsidiary and a related party, ultimately controlled by the Controlling Shareholder, entered into a loan agreement, pursuant to which our subsidiary provided unsecured loans with a total principal amount of US$354.0 million with a term of five years and annual interest rate of 6.95%. During the year ended December 31, 2024, we provided loan principal of US$261.6 million and recognized interest income of US$13.4 million. As of December 31, 2024, the receivable for the loan principal and interest was US$269.5 million was included in loan receivable from a related party.

We disposed a subsidiary in September 2024. We provided unsecured short-term loans to that subsidiary with an interest rate of 3% per annum. During the period from the disposal date to December 31, 2024, we recognized interest income of US$115 thousand. As of December 31, 2024, the receivable for the loan principal and interest of US$15.7 million was included in prepayments and other current assets – related parties.

(c)

The amounts of prepayments to related parties for purchase of vehicles, auto parts and peripheral products of US$33.2 million and US$21.4 million were included in prepayments and other current assets – related parties as of December 31, 2024 and 2023, respectively. The amounts of prepayments to relate party for purchase of equipment of nil and US$2.7 million were included in other non-current assets-related parties as of December 31, 2024 and 2023, respectively.

(d)

The amounts of prepayments to related parties for short-term lease agreements of US$5 thousand and US$82 thousand were included in prepayments and other current assets – related parties as of December 31, 2024 and 2023, respectively.

(e)

For the year ended December 31, 2024, we recorded US$267 thousand in expected credit losses for prepayments and other current assets – related parties in general and administrative expenses. As of December 31, 2024, the expected credit loss provision recorded in prepayments and other current assets – related parties was US$286 thousand.

(f)	During the year ended December 31, 2024, the Group has paid US$1.1 million as deposit for services, which was included in other non-current assets - related parties.

Accounts payable – related parties, accrued expenses and other current liabilities – related parties and other non-current liabilities– related parties are arising from transactions related to purchase of products and services, purchase of equipment and software, and payments by related parties on behalf of us as follows.

(a)

We purchased sports cars, BEV lifestyle models, auto parts, peripheral products, commercial services relating to sales of sports cars and BEV lifestyle models and other consulting services from related parties. During the years ended December 31, 2024, 2023 and 2022, these purchases amounted to US$759.7 million, US$852.6 million and US$44.3 million, among which, US$774.0 million, US$549.9 million and US$839 thousand were recognized as cost of goods sold for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, purchases including sports cars, BEV lifestyle models, auto parts and peripheral products of US$168.7 million and US$248.3 million were recorded as inventories, respectively.

As of December 31, 2024 and 2023, the amounts due to related parties for purchase of office materials, commercial services relating to sales of sports cars and BEV lifestyle models and other consulting services of US$25.5 million and US$27.7 million were included in accrued expenses and other current liabilities – related parties, respectively.

As of December 31, 2024 and 2023, the amounts due to related parties for purchase of sports cars, BEV lifestyle models, auto parts and peripheral products of US$410.4 million and US$340.4 million were included in accounts payable-related parties, respectively.

During the year ended December 31, 2024 and 2023, the Group incurred interest expense of US$17.5 million and nil due to the delay payments of accounts payable due to related parties, bearing interest rate of 6.95%.

(b)

We purchased products and services from related parties for R&D activities. We recoded R&D expenses of US$107.5 million, US$134.7 million and US$167.0 million during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the amounts due to related parties for purchase of products and services for R&D activities of US$184.1 million and US$217.3 million were included in accrued expenses and other current liabilities – related parties, respectively.

(c)

We purchased equipment and software of US$1.3 million., US$11.2 million and US$42.8 million from related parties for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the amounts due to related parties for purchase of equipment and software of US$2.6 million and US$19.8 million were included in accrued expenses and other current liabilities – related parties, respectively.

(d)

Related parties paid US$5.2 million and US$14.5 million on behalf of us in association with travelling expenses, staff salary and social welfare, and other miscellaneous expenses, of which US$1.2 million and US$1.6 million were included in accrued expenses and other current liabilities – related parties as of December 31, 2024 and 2023, respectively.

(e)

We entered into short-term lease agreements with related parties to rent office spaces. During the years ended December 31, 2024, 2023 and 2022, we incurred short-term lease costs of US$129 thousand, US$765 thousand and US$347 thousand, respectively. As of December 31, 2024 and 2023, payables for short-term leases of US$48 thousand and US$323 thousand were included in accrued expenses and other current liabilities – related parties, respectively.

(f)

We received deposits of US$14 thousand, US$251 thousand and US$1.6 million from related parties for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, US$39 thousand and US$168 thousand were included in accrued expenses and other current liabilities – related parties, and US$1.5 million and US$1.6 million were included in other non-current liabilities-related parties, respectively.

(g)

On January 31, 2023, we entered into a distribution agreement with Lotus Cars Limited, a wholly owned subsidiary of LGIL and ultimately controlled by our controlling shareholder, pursuant to which we were appointed as the exclusive global distributor to distribute certain models of vehicles and to provide after-sale services and brand, marketing and public relations for such vehicles distributed by it since January 31, 2023, for a cash consideration of US$22.3 million (equivalent to GBP18.1 million), which was settled during the years ended December 31, 2024.

We entered into lease agreements with related parties to rent office spaces and parking spaces. During the years ended December 31, 2024, 2023 and 2022, we recognized right-of-use assets of nil, US$12.2 million and US$214 thousand from related parties, respectively. We paid lease liabilities of US$191 thousand, US$269 thousand and US$98 thousand during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, current operating lease liabilities were US$1.0 million and US$840 thousand, respectively, and non-current operating lease liabilities were US$10.7 million and US$12.1 million, respectively.

On December 2, 2021, we, through our subsidiary, Lotus Technology Innovative Limited, entered into an equity transfer agreement, pursuant to which, Lotus Technology Innovative Limited agreed to acquire 100% equity interest in Lotus Tech Innovation Centre GmbH from a related party, Geely UK Limited, at a consideration of US$15.5 million, which was settled in June 2022. The transaction was accounted for as common control transaction and completed in June 2022. On September 27,2024, the Company disposed 80% equity interest of Lotus Tech Innovation Centre GmbH to Geely UK Limited, for cash consideration of US$12.2 million.

On May 13, 2022, we purchased a one-year convertible note with a principal amount of US$10.0 million issued by ECARX Holding Inc. Upon the listing of ECARX Holding Inc. on December 21, 2022, the note was automatically converted into Class A ordinary shares of ECARX Holding Inc. at a conversion price of US$9.50 per share. As of December 31, 2024 and 2023, the fair value of such shares was US$2.2 million and US$3.3 million, respectively.

During the year ended December 31, 2024, we borrowed loans due within one year or less with principal amounts of US$140.1 million from Zhejiang Geely Automobile Co., Ltd., and US$58.4 million from Geely Technology Group Co., Ltd., respectively, bearing an interest rate of 6%. The loans are secured by our intellectual property with carrying amount of nil, as the research and development costs were expensed historically. During the year ended December 31, 2024, we incurred interest expenses of US$2.0 million for those loans. As of December 31, 2024, the balance of the loan of US$199.6 million including the principal amount and interest was included in short-term borrowings – related parties.

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

Dividend Policy

We have not declared or paid cash dividends or made any distributions as of the date of this annual report other than the 10-for-1 stock split in the form of a stock dividend declared on March 15, 2022. We do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

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

Redemption of Ordinary Shares

Subject to the provisions of the Cayman Islands Companies Act and the Amended Articles, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares will be effected in such manner and upon such other terms as we may, by either our board of directors or by the shareholders by ordinary resolution, determine before the issue of the shares.

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

General Meetings of Shareholders

We may (but shall not be obliged to) in each calendar year hold an annual general meeting. The annual general meeting shall be held at such time and place as our board of directors may determine. At least seven calendar days’ notice shall be given for any general meeting. The chairperson of our board of directors or our board of directors may call general meetings. Our board of directors must convene an extraordinary general meeting upon the requisition of shareholders holding at least one-third (1/3) of all votes attaching to all issued and outstanding shares of us that as at the date of the deposit of the requisition shares carry the right to vote at general meetings. One or more persons holding or representing by proxy shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes.

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

Changes in Capital

We may from time to time by ordinary resolution:

●	increase our share capital by new shares of such amount as we think expedient;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

This discussion is based upon the Code, the Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the income tax treaty between the United States and the People’s Republic of China (the “Treaty”), all as of the date hereof. All of the foregoing is subject to change or differing interpretations, possibly on a retroactive basis, which could affect the tax considerations described herein. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws. There can be no assurance that the Internal Revenue Service, or the IRS, will not take, or that a court would not sustain, a position contrary to the U.S. federal income tax considerations discussed below.

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

Individual and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) the ADSs are readily tradable on an established securities market in the United States, (ii) we are not treated as a PFIC in the taxable year the dividend is paid or in the taxable preceding year, and (iii) certain other requirements are satisfied. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which the ADSs are listed) will be considered readily tradable on an established securities market in the United States. Notwithstanding that the ADSs are listed on Nasdaq, however, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to ADSs.

For foreign tax credit purposes, dividends received on common shares or ADSs will generally be treated as foreign-source income and will generally constitute passive category income. As described in “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders,” if we are deemed to be a PRC resident enterprise for PRC tax purposes, a U.S. Holder may be subject to PRC withholding taxes on such dividends. Subject to certain conditions and limitations, a U.S. Holder may be entitled to claim a foreign tax credit in respect of any such PRC withholding taxes to the extent that such taxes are nonrefundable under the Treaty. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

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

PFIC Status of LTC

Based on the current and anticipated value of the assets and the composition of the income and assets, including goodwill and other unbooked intangibles, of our company and our subsidiaries, we believe that we were not a PFIC for the taxable year ended December 31, 2024 and do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. However, PFIC status is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets for such taxable year and, thus, is subject to change. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year.

Additionally, a determination that we are or were a PFIC during the holding period of a U.S. Holder will continue to apply to subsequent years in which a U.S. Holder continues to hold shares in us, whether or not we are a PFIC in those subsequent years.

Application of PFIC Rules to ADSs

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of ADSs and the U.S. Holder did not make a timely and effective qualified electing fund (“QEF”) election for the first year in its holding period in which we are a PFIC (such taxable year as it related to a U.S. Holder being referred to as the “First PFIC Holding Year”), a QEF election along with a purging election, or a mark-to-market election, such U.S. Holder would generally be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its ADSs and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ADSs during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ADSs).

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

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest rates associated with the outstanding convertible notes and exchangeable notes we issued, and bank loans that bear floating interest rates. The interest rate risk may result from many factors, including, among others, government monetary and tax policies, domestic and international economic and political considerations that are beyond our control. We may incur additional loans or other financing facilities in the future. The objective of interest rate risk management is to minimize financial costs and uncertainties associated with interest rate changes. We strive to effectively manage our interest rate risk by periodic monitoring and responding to risk factors on a timely basis, improve the structure of long-term and short-term borrowings and maintain the appropriate balance between loans with floating interest rates and fixed interest rates.

We are subject to interest rate sensitivity on our outstanding convertible notes and exchangeable notes. We account for our convertible notes and exchangeable notes based on fair value. We have not incurred financial statement impact resulting from changes in interest rates. However, changes in market interest rates impact the fair value of the convertible notes and exchangeable notes along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares. Increases in market interest rates would result in a decrease in the fair value of our outstanding convertible notes and exchangeable notes, and decreases in market interest rates would result in an increase in the fair value of our outstanding convertible notes and exchangeable notes.

With regard to interest rate sensitivity on our bank loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing bank loans with variable interest rates as of December 31, 2024. The analysis is prepared assuming that those balances outstanding as of December 31, 2024 were outstanding for the whole financial year. A 1.0% increase or decrease which represents our management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest-bearing bank loans balances with floating interest rates as of December 31, 2024, a 1.0% increase or decrease in each applicable interest rate would add or deduct US$8.0 million to our interest expense for the year ended December 31, 2024. We have not used any derivative financial instruments to manage our interest risk exposure.

Foreign Exchange Risk

The revenue and expenses of our entities in mainland China are generally denominated in RMB and their assets and liabilities are denominated in RMB. Our international revenues are denominated in foreign currencies and expose us to the risk of fluctuations in foreign currency exchange rates against the RMB. A significant portion of our cash and restricted cash and short-term investments are denominated in U.S. dollars and GBP, and fluctuations in exchange rates between U.S. dollars/GBP and RMB may result in foreign exchange gains or losses.

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

The conversion of RMB into foreign currencies, including U.S. dollars and GBP, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar and GBP, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government or UK government policy may impact the exchange rate between RMB and the U.S. dollar and GBP in the future.

To the extent that we need to convert U.S. dollars and GBP into RMB for our operations, appreciation of the RMB against the U.S. dollar and GBP would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars and GBP for the purpose of making payments for dividends on our securities or for other business purposes, appreciation of the U.S. dollars and GBP against the RMB would have a negative effect on the U.S. dollar and GBP amounts available to us.

Credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash, restricted cash, investment securities, accounts receivable, and loan receivables and other receivables included in prepayments and other current assets.

Majority of our cash at bank is held by third-party financial institutions located in the PRC and UK. The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500 thousand. We have not experienced any losses in uninsured bank deposits and do not believe that we are exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, we primarily place bank deposits with large financial institutions in the PRC and UK with acceptable credit rating.

Accounts receivable are unsecured and are primarily derived from revenue earned from sales of sports cars and BEV lifestyle models, parts, and service revenues. Accounts receivable, loan receivables and other receivables included in prepayments and other current assets are unsecured. The risk is mitigated by credit evaluations performed on them.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. For the year ended December 31, 2024, we did not receive any payment from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADR program.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a 15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a 15(b) under the Exchange Act. Based on that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective because of material weaknesses in internal control over financial reporting existing in our EU and UK subsidiaries.

Notwithstanding such material weaknesses in internal control over financial reporting, our management believes that our consolidated and combined financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects. We have also started implementing a number of measures to address and remediate the material weakness identified and improve the effectiveness of our disclosure controls and procedures. See “—Internal Control over Financial Reporting.”

Previously disclosed material weaknesses

The material weakness disclosed in the annual report on Form 20-F for the year ended December 31, 2023, related to (i) “ the UK subsidiary did not appropriately design, implement and maintain effective controls to recognize revenue, relating to the proper application of Accounting Standards Codification Topic 606” and (ii) “the UK subsidiary did not appropriately design, implement and maintain effective controls over the completeness and accuracy of accounting for inventory and inventory related transactions” are under continuous improvement. Management’s ongoing remediation efforts related to the above identified material weakness include continuing to design, implement, document and monitor internal controls over sales and inventory management and stock counting, to operate at a sufficient level of precision and frequency, and to address the completeness and accuracy of revenue recognition and inventory.

Despite the progress discussed above, during 2024 there were several matters that hindered our ability to fully remediate all of the material weaknesses that were identified in the prior year. These include:

(i) the onboarding of main UK and EU finance and accounting personnel since September of 2024 to address prior year material weakness resulted in delays in the timeliness of executing controls, or control activities were performed without sufficiently documented supporting evidence of their operating effectiveness. We believe these added resources and the implementation of newly designed controls require additional time to demonstrate operating effectiveness; and

(ii) we experienced significant changes in our sales models as we transit from a direct to customer model to wholesale to dealer in EU and UK, which resulted in the redesigning of business processes and restructuring of information systems, delays in the timeliness of implementing controls and limitation on our management’s ability to provide appropriate oversight, monitoring and enforcement of corrective actions.

While we believe that our efforts have improved our internal control over financial reporting and resulted in the remediation of certain of the material weaknesses identified as of December 31, 2023, remediation of the material weaknesses as of December 31, 2024 will require further validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on this assessment, management has concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weaknesses in the EU and UK subsidiaries described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on a timely basis.

In connection with the issuance of our audited consolidated financial statements for the year ended December 31, 2024, we identified three material weaknesses in the EU and UK subsidiaries.

1. The EU and UK subsidiary did not properly follow the control design and requirement of financial reporting process and policy, controls and documentation over the review and approval of manual journal entries, key account reconciliations and preparation of reporting package were not appropriately implemented to prevent unauthorized access to post journal entries, or timely identify misstatement of local financial statements;

2. The EU subsidiary did not properly implement and maintain effective controls over vehicle delivery processes to address accuracy of vehicle delivery and sales revenue recognition; and

3. The UK subsidiary did not effectively implement inventory controls over stock counting, including failure to follow count instructions to perform floor-to sheet count and proper inventory list reconciliations to address completeness of inventory.

2024 Remediation Plans

Our management’s ongoing remediation efforts related to the above identified material weaknesses include (but are not limited to):

●	Continuously retaining and hiring qualified financial professionals, implementing pre-approval controls for manual journal entries, strengthening post-review mechanisms, and ensuring effective and timely execution of key financial reporting control designs to improve the quality of local financial reporting packages;
●	Evaluating the design of key control activities and enhancing the implementation of key controls to ensure timely and accurate recording for vehicle delivery and sales revenue recognition; and
●	Designing additional preventive controls and enhancing review controls over inventory related transaction processes and providing additional training to control owners charged with the responsibility of safeguarding inventory and new accounting personnel.

Our management, with oversight from the audit committee, is continually and actively engaging in efforts towards remediating the identified material weaknesses described above. The material weaknesses will not be considered remediated until the applicable remedial controls have operated for a sufficient period of time and management has concluded through testing that these controls are operating effectively. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all of these measures will be sufficient to remediate our material weaknesses in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting.”

As a company with less than US$1.235 billion in revenues for fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Except for the identification of the material weaknesses described above and the remediation of certain of the material weaknesses that existed as of December 31, 2023, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Years Ended December 31,
	2024	2023

	(US$ in thousands)
Audit fees(1)	5,326	4,045
Tax fees(2)	106	172
All other fees(3)	—	2
(1)	“Audit fees” represent the aggregate fees billed or to be billed for the audit of our annual consolidated and combined financial statements and the statutory financial statements of certain subsidiaries. This includes interim review services of interim condensed consolidated and combined financial statements.
(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal external auditors for tax compliance.
(3)	“All other fees” are the aggregate fees billed for other professional services that are not related to the above categories.

The policy of our audit committee is to pre-approve all audit and other service provided by KPMG Huazhen LLP and KPMG member firms as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We rely on the home country practice exemption available to foreign private issuers for the requirement under Nasdaq Rule 5620 that each issuer must hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval. We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.

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

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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
1.1

Sixth Amended and Restated Memorandum and Articles of Association of Lotus Technology Inc., as currently in effect (incorporated by reference to Exhibit 1.1 to the annual report on Form 20-F (File No. 001-41970) filed with the SEC on April 22, 2024)

2.1	Specimen American Depositary Receipt (included as Exhibit A to Exhibit 2.2)
2.2

Deposit Agreement, dated as of January 29, 2024, by and among Lotus Technology Inc., the depositary named therein, and holders and beneficial owners of the American Depositary Shares (incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F (File No. 001-41970) filed with the SEC on April 22, 2024)

2.3

Warrant Agreement, dated as of March 10, 2021, between L Catterton Asia Acquisition Corp and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

2.4

Specimen Ordinary Share Certificate of Lotus Technology Inc. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

2.5	Specimen Warrant Certificate of Lotus Technology Inc. (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)
2.6†

Assignment, Assumption and Amendment Agreement, dated as of February 22, 2024, by and among L Catterton Asia Acquisition Corp, Lotus Technology Inc., Continental Stock Transfer & Trust Company and Equiniti Trust Company, LLC (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-41970) filed with the SEC on April 22, 2024)

2.7

Registration and Shareholder Rights Agreement, dated as of March 10, 2021, by and among L Catterton Asia Acquisition Corp, LCA Acquisition Sponsor, LP and certain shareholders of L Catterton Asia Acquisition Corp (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

2.8†

Registration Rights Agreement, dated as of February 22, 2024, by and among Lotus Technology Inc., LCA Acquisition Sponsor, LP and other parties named therein (incorporated by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 001-41970) filed with the SEC on April 22, 2024)

2.9	Description of Securities (incorporated by reference to Exhibit 2.9 to the annual report on Form 20-F (File No. 001-41970) filed with the SEC on April 22, 2024)
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

4.30*	Amendment Agreement dated as of February 17, 2024 between Lotus Technology Inc. and Meritz Securities Co., Ltd.
4.31*	Supplemental Agreement dated as of September 30, 2024 between Lotus Technology Inc. and Meritz Securities Co., Ltd.
4.32

Share Buyback Agreement, dated November 29, 2024 by and between Lotus Technology Inc. and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6 - K filed with the SEC on December 2, 2024)

4.33

Amended and Restated Share Buyback Agreement, dated March 28, 2025 by and between Lotus Technology Inc., Lotus EV Limited and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6 - K filed with the SEC on March 28, 2025)

4.34+

Convertible Note Purchase Agreement, dated June 24, 2024, by and between Lotus Technology Inc. and Geely International (Hong Kong) Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6 - K filed with the SEC on June 24, 2024)

4.35	Form of Senior Convertible Note (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6 - K filed with the SEC on June 24, 2024)
4.36+#

Securities Purchase Agreement dated as of September 16, 2024 between Lotus Technology Inc. and Westwood Capital Group LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6 - K filed with the SEC on September 16, 2024)

4.37+#

Registration Rights Agreement dated as of September 16, 2024 between Lotus Technology Inc. and Westwood Capital Group LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6 - K filed with the SEC on September 16, 2024)

4.38+

Share Sale and Transfer Agreement, dated September 27, 2024 by and between Lotus Technology Innovative Limited and Geely UK Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6 - K filed with the SEC on October 1, 2024)

4.39

Bond Subscription Agreement, dated November 7, 2024 by and between Lotus Technology Inc. and Kershaw Health Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6 - K filed with the SEC on November 8, 2024)

4.40	Form of Global Certificate (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6 - K filed with the SEC on November 8, 2024)

4.41

Convertible Note Purchase Agreement, dated February 28, 2025, by and between Lotus Technology Inc. and Geely International (Hong Kong) Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6 - K filed with the SEC on February 28, 2025)

4.42	Form of Senior Convertible Note (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6 - K filed with the SEC on February 28, 2025)
8.1*	List of subsidiaries of Lotus Technology Inc.
11.1	Code of Business Conduct and Ethics of the Registrant
11.2*	Statement of Policies Governing Material, Non - Public Information and the Prevention of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of KPMG Huazhen LLP
97.1	Clawback Policy of the Company
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report.
**	Furnished with this annual report.
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
Date: April 30, 2025

Lotus Technology Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Lotus Technology Inc.:

Opinion on the Consolidated and Combined Financial Statements

We have audited the accompanying consolidated balance sheets of Lotus Technology Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated and combined statements of comprehensive loss, changes in shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated and combined financial statements). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Hangzhou, China

April 30, 2025

LOTUS TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2024	2023
		US$	US$
ASSETS
Current assets
Cash	2(e)	103,072	418,941
Restricted cash	2(f)	379,293	7,873
Accounts receivable – third parties, net	3	117,076	76,664
Accounts receivable – related parties, net	31	107,816	22,430
Inventories	4	188,582	265,190
Prepayments and other current assets – third parties, net	5	72,541	63,870
Prepayments and other current assets – related parties, net	31	74,558	28,744

Total current assets		1,042,938	883,712

Non-current assets
Restricted cash	2(f)	2,572	321
Investment securities – related parties	2(i),31	2,221	3,326
Securities pledged to an investor	14	315,796	—
Loan receivable from a related party	31	269,539	—
Property, equipment and software, net	6	316,447	354,617
Intangible assets	7	116,500	116,360
Equity method investments	2(l)	7,499	4,466
Operating lease right-of-use assets	8	144,029	173,103
Other non-current assets – third parties	9	67,009	46,067
Other non-current assets – related parties	31	1,113	2,706

Total non-current assets		1,242,725	700,966

Total assets		2,285,663	1,584,678
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short‑term borrowings – third parties	10	602,949	226,772
Short-term borrowings – related parties	10,31	199,570	—
Accounts payable – third parties		61,752	20,123
Accounts payable – related parties	31	410,433	340,419
Contract liabilities – third parties	27	33,964	44,184
Operating lease liabilities – third parties	8	14,094	16,760
Accrued expenses and other current liabilities – third parties	11	389,791	419,422
Accrued expenses and other current liabilities – related parties	31	214,760	290,686
Exchangeable notes	15	—	378,638
Share buyback forward liabilities	14	117,059	—
Put option liabilities – third parties	12	309,115	—
Convertible notes – related parties	16	113,910	—
Convertible notes – third parties	16	—	20,277

Total current liabilities		2,467,397	1,757,281

Non‑current liabilities
Contract liabilities – third parties	27	8,683	6,245
Operating lease liabilities – third parties	8	68,331	91,929
Operating lease liabilities – related parties	8,31	10,729	12,064
Put option liabilities – related parties	12	—	11,884
Warrant liabilities	13	3,340	—
Exchangeable notes	15	102,999	75,678
Convertible notes – third parties	16	74,246	81,635
Deferred income	17	293,923	270,097
Other non-current liabilities – third parties	21	114,770	103,403
Other non-current liabilities – related parties	31	1,471	1,634

Total non‑current liabilities		678,492	654,569

Total liabilities		3,145,889	2,411,850

Commitments and contingencies (note 30)

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023

(Continued)
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2024	2023
		US$	US$
MEZZANINE EQUITY
Series Pre-A Redeemable Convertible Preferred Shares (US$0.00001 par value per share, 40,885,006 shares authorized, issued and outstanding as of December 31, 2023; Redemption value and liquidation preference of US$184,509 as of December 31, 2023) [1]	18	—	184,509
Series A Redeemable Convertible Preferred Shares (US$0.00001 par value per share, 27,343,520 shares authorized, issued and outstanding as of December 31, 2023; Redemption value of US$199,021 as of December 31, 2023; Liquidation preference of US$200,971 as of December 31, 2023) [1]	18	—	199,021

Total mezzanine equity		—	383,530

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.00001 par value per share, 5,000,000,000 shares authorized as of December 31, 2024 and 2023; 694,134,038 and 474,621,603 shares issued as of December 31, 2024 and 2023, respectively; 676,826,794 and 474,621,603 shares outstanding as of December 31, 2024 and 2023, respectively)[1]	22	7	21
Additional paid-in capital		1,785,664	358,187
Accumulated other comprehensive income		55,165	25,267
Accumulated deficit		(2,693,698)	(1,588,773)

Total shareholders’ deficit attributable to ordinary shareholders		(852,862)	(1,205,298)
Noncontrolling interests	24	(7,364)	(5,404)
Total shareholders’ deficit		(860,226)	(1,210,702)

Total liabilities, mezzanine equity and shareholders’ deficit		2,285,663	1,584,678

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(All amounts in thousands, except for share and per share data)

		Year ended December 31,
	Note	2024	2023	2022
		US$	US$	US$
Revenues:	27
Sales of goods (including related parties amounts of US$18,162, US$3,432 and US$23 for the years ended December 31, 2024, 2023 and 2022, respectively)		891,061	660,158	1,186
Service revenues (including related parties amounts of US$24,358, US$12,573 and US$8,344 for the years ended December 31, 2024, 2023 and 2022, respectively)		33,288	18,850	8,371
Total revenues		924,349	679,008	9,557

Cost of revenues:
Cost of goods sold (including related parties amounts of US$774,002 , US$549,893 and US$839 for the years ended December 31, 2024, 2023 and 2022, respectively)		(867,061)	(564,741)	(948)
Cost of services		(27,662)	(12,086)	(6,302)
Total cost of revenues		(894,723)	(576,827)	(7,250)

Gross profit		29,626	102,181	2,307

Operating expenses:
Research and development expenses (including related parties amounts of US$107,669, US$135,334 and US$167,028 for the years ended December 31, 2024, 2023 and 2022, respectively)		(274,801)	(368,729)	(445,844)
Selling and marketing expenses (including related parties amounts of US$52,636, US$40,531 and US$6,964 for the years ended December 31, 2024, 2023 and 2022, respectively)		(322,310)	(328,935)	(151,331)
General and administrative expenses (including related parties amounts of US$10,873, US$13,085 and US$12,034 for the years ended December 31, 2024, 2023 and 2022, respectively)		(227,475)	(144,533)	(148,369)
Government grants	2(z),17	8,638	4,077	55,824

Total operating expenses		(815,948)	(838,120)	(689,720)

Operating loss		(786,322)	(735,939)	(687,413)

Interest expenses (including related parties amounts of US$19,504, nil and US$90 for the years ended December 31, 2024, 2023 and 2022, respectively)		(58,218)	(10,200)	(8,542)
Interest income (including related parties amounts of US$13,661, US$122 and US$24 for the years ended December 31, 2024, 2023 and 2022, respectively)		22,289	9,204	12,188
Investment income (loss), net		14,232	(1,162)	(3,246)
Share of results of equity method investments		(171)	(1,048)	(2,762)
Foreign currency exchange (losses) gains, net		(11,664)	42	(11,505)
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk		(285,423)	(10,039)	(22,991)

Loss before income taxes		(1,105,277)	(749,142)	(724,271)
Income tax expense	25	(2,012)	(1,113)	(292)
Net loss		(1,107,289)	(750,255)	(724,563)

Less: Net loss attributable to noncontrolling interests		(2,364)	(8,254)	(642)

Net loss attributable to ordinary shareholders		(1,104,925)	(742,001)	(723,921)

Accretion of Redeemable Convertible Preferred Shares		(2,979)	(15,121)	(910)

Net loss available to ordinary shareholders		(1,107,904)	(757,122)	(724,831)

Loss per ordinary share [1]
—Basic and diluted	26	(1.72)	(1.60)	(1.52)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share [1]
—Basic and diluted		645,227,356	474,621,603	475,805,054

Net loss		(1,107,289)	(750,255)	(724,563)

Other comprehensive income:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes		13,547	(8,650)	(893)
Foreign currency translation adjustment, net of nil income taxes		16,351	16,210	18,669

Total other comprehensive income		29,898	7,560	17,776

Total comprehensive loss		(1,077,391)	(742,695)	(706,787)
Less: Total comprehensive loss attributable to noncontrolling interests		(2,364)	(8,254)	(642)
Total comprehensive loss attributable to ordinary shareholders		(1,075,027)	(734,441)	(706,145)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(All amounts in thousands, except for share and per share data)

								Total
								shareholders’
						Accumulated		deficit
					Additional	other		attributable to		Total
					paid-in	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares			capital	income	deficit	shareholders	interests	deficit
		Number of shares[1]	US$		US$	US$	US$	US$	US$	US$
Balance as of January 1, 2024		474,621,603	21		358,187	25,267	(1,588,773)	(1,205,298)	(5,404)	(1,210,702)
Net loss		—	—		—	—	(1,104,925)	(1,104,925)	(2,364)	(1,107,289)
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes		—	—		—	13,547	—	13,547	—	13,547
Foreign currency translation adjustment, net of nil income taxes		—	—		—	16,351	—	16,351	—	16,351
Total comprehensive loss		—	—		—	29,898	(1,104,925)	(1,075,027)	(2,364)	(1,077,391)

Contributions from noncontrolling shareholders	24	—	—		—	—	—	—	404	404
Accretion of redeemable convertible preferred shares	18	—	—		(2,979)	—	—	(2,979)	—	(2,979)
Recapitalization of ordinary shares	22	—	(16)		16	—	—	—	—	—
Share-based compensation	29	—	—		31,930	—	—	31,930	—	31,930
Exercise of share options		110,300	—	*	318	—	—	318	—	318
Conversion of convertible notes to ordinary shares	16	3,011,368	—	*	30,114	—	—	30,114	—	30,114
Issuance of ordinary shares to Westwood Capital Group LLC (“Westwood”)	22	902,500	—	*	4,307	—	—	4,307	—	4,307
Exchange of exchangeable notes to ordinary shares	15	36,597,038	—	*	365,970	—	—	365,970	—	365,970
Conversion of redeemable convertible preferred shares to ordinary shares	18	68,228,526	1		386,508	—	—	386,509	—	386,509
Issuance of ordinary shares and warrants to L Catterton Asia Acquisition Corp (“LCAA”), the Private Investment in Public Equity (“PIPE”) investors and warrant holders in connection with the consummation of business combination, net of transaction costs		92,859,735	1		675,378	—	—	675,379	—	675,379
Exercise of public warrants	13	495,724	—	*	5,975	—	—	5,975	—	5,975
Gain on disposal of a subsidiary under common control	1(f)	—	—		990	—	—	990	—	990
Meritz Securities Co., Ltd.(“Meritz“) share buyback	14	—	—		(71,050)	—	—	(71,050)	—	(71,050)

Balance as of December 31, 2024		676,826,794	7		1,785,664	55,165	(2,693,698)	(852,862)	(7,364)	(860,226)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

*Amounts less than US$0.5.

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Continued)

(All amounts in thousands, except for share and per share data)

								Total
								shareholders’
						Accumulated		deficit
				Additional	Receivable	other		attributable to		Total
				paid-in	from	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares		capital	shareholders	income	deficit	shareholders	interests	deficit
		Number of shares[1]	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022		474,621,603	21	403,103	(26,447)	17,707	(846,757)	(452,373)	(642)	(453,015)
Cumulative effect of adoption of new accounting standard	2(j)	—	—	—	—	—	(15)	(15)	—	(15)
Balance as of January 1, 2023		474,621,603	21	403,103	(26,447)	17,707	(846,772)	(452,388)	(642)	(453,030)
Net loss		—	—	—	—	—	(742,001)	(742,001)	(8,254)	(750,255)
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes		—	—	—	—	(8,650)	—	(8,650)	—	(8,650)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	16,210	—	16,210	—	16,210
Total comprehensive loss		—	—	—	—	7,560	(742,001)	(734,441)	(8,254)	(742,695)

Settlement of receivable from shareholders		—	—	—	26,447	—	—	26,447	—	26,447
Shareholder contribution related to the issuance of exchangeable notes	15	—	—	909	—	—	—	909	—	909
Deemed distribution to shareholders	12, 23	—	—	(31,672)	—	—	—	(31,672)	—	(31,672)
Accretion of redeemable convertible preferred Shares	18	—	—	(15,121)	—	—	—	(15,121)	—	(15,121)
Contribution from noncontrolling shareholders	24	—	—	968	—	—	—	968	3,492	4,460

Balance as of December 31, 2023		474,621,603	21	358,187	—	25,267	(1,588,773)	(1,205,298)	(5,404)	(1,210,702)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Continued)

(All amounts in thousands, except for share and per share data)

								Total
								shareholders’
						Accumulated		equity (deficit)
				Additional	Receivable	other		attributable to		Total
				paid-in	from	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares		capital	shareholders	income (loss)	deficit	shareholders	interests	equity (deficit)
		Number of shares[1]	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2022		479,954,430	22	424,414	(106,210)	(69)	(122,836)	195,321	—	195,321
Net loss		—	—	—	—	—	(723,921)	(723,921)	(642)	(724,563)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes		—	—	—	—	(893)	—	(893)	—	(893)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	18,669	—	18,669	—	18,669
Total comprehensive loss		—	—	—	—	17,776	(723,921)	(706,145)	(642)	(706,787)

Settlement of receivable from shareholders		—	—	—	79,763	—	—	79,763	—	79,763
Re-designation of ordinary shares to Series Pre-A Preferred Shares	22	(5,332,827)	(1)	(13,024)	—	—	—	(13,025)	—	(13,025)
Shareholder contribution related to the issuance of exchangeable notes	15	—	—	8,135	—	—	—	8,135	—	8,135
Deemed distribution arising from reorganization under common control		—	—	(15,512)	—	—	—	(15,512)	—	(15,512)
Accretion of redeemable convertible preferred Shares	18	—	—	(910)	—	—	—	(910)	—	(910)
Contribution from a noncontrolling shareholder		—	—	—	—	—	—	—	149	149
Liquidation of a subsidiary		—	—	—	—	—	—	—	(149)	(149)

Balance as of December 31, 2022		474,621,603	21	403,103	(26,447)	17,707	(846,757)	(452,373)	(642)	(453,015)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(All amounts in thousands, except for share and per share data)

		Year ended December 31,
	Note	2024	2023	2022
		US$	US$	US$
Operating activities:
Net loss		(1,107,289)	(750,255)	(724,563)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation		76,488	54,957	12,790
Reduction in the carrying amount of operating lease right-of-use assets		18,253	20,056	15,413
Investment (income) loss, net		(14,232)	1,162	3,246
Share of results of equity method investments		171	1,048	2,762
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk		285,423	10,039	22,991
Share-based compensation expense		31,930	—	10,625
Deferred income tax expense		—	(126)	—
Non-cash interest expenses		14,784	1,620	8,167
Non-cash interest income		(13,415)	—	—
Amortization of deferred income relating to government grants		(25)	—	(54,954)
Expected credit loss expenses		5,815	389	—
Warranty expenses		21,852	8,492	—
Commission fee for Westwood subscription commitment		3,500	—	—
Net unrealized foreign currency exchange losses		496	1,466	10,192
Changes in operating assets and liabilities:
Accounts receivable – third parties		(67,262)	(75,265)	(111)
Accounts receivable – related parties		(88,808)	(14,356)	(2,976)
Inventories		69,675	(235,074)	(21,628)
Prepayments and other current assets – third parties		(21,655)	(20,268)	1,705
Prepayments and other current assets – related parties		(46,564)	(18,880)	405,176
Other non-current assets – third parties		(20,893)	(34,248)	(2,044)
Other non-current assets –related parties		1,583	(2,706)	—
Accounts payable – third parties		43,685	21,067	1,583
Accounts payable – related parties		76,329	335,307	5,975
Contract liabilities– third parties		(7,150)	42,393	6,286
Accrued expenses and other current liabilities – third parties		(30,062)	124,094	145,857
Accrued expenses and other current liabilities – related parties		(55,875)	89,876	(201,088)
Operating lease liabilities		(16,351)	(29,357)	(14,610)
Other non-current liabilities – third parties		(8,783)	81,728	16,147
Other non-current liabilities – related parties		(140)	(91)	1,640

Net cash used in operating activities		(848,520)	(386,932)	(351,419)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets		(57,337)	(213,714)	(133,345)
Proceeds from disposal of property, equipment and software		6,539	5,117	1,071
Payments for purchases of short-term investments		(48,150)	(38,254)	(300,662)
Proceeds from sales of short-term investments		48,257	37,428	289,587
Proceeds / (payments) from settlement of derivative instruments		239	—	(641)
Receipts of government grants related to assets	17	28,135	16,345	—
Payments for investments in equity investees		(414)	(5,059)	(3,114)
Proceeds from disposal of a subsidiary, net of cash disposed	1(f)	6,788	1,379	—
Payments for purchases of securities pledged to an investor	14	(500,000)	—	—
Proceeds from sales of securities pledged to an investor	14	189,630	—	—
Proceeds from investment income arising from securities pledged to an investor		8,936	—	—
Loans to related parties	31	(262,203)	(1,227)	(2,310)
Proceed from settlement of related party loans		140	—	—

Net cash used in investing activities		(579,440)	(197,985)	(149,414)

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Continued)

(All amounts in thousands, except for share and per share data)

		Year ended December 31,
	Note	2024	2023	2022
		US$	US$	US$
Financing activities:
Proceeds from issuance of ordinary shares to PIPE investors and LCAA, net of transaction costs		824,158	—	—
Proceeds from issuance of ordinary shares to Westwood	22	807	—	—
Payments of cash collateral to Meritz	14	(76,469)	—	—
Payment for redemption of exchangeable notes	15	(365,994)	—	—
Proceeds from issuance of ordinary shares to exchangeable notes holders	15	361,262	—	—
Proceeds from exercise of public warrant	13	5,700	—	—
Proceeds from settlement of receivable from shareholders		—	26,139	76,147
Proceeds from issuance of Series Pre-A Preferred Shares	18	—	—	129,681
Proceeds from issuance of Series A Preferred Shares	18	—	—	187,734
Repayment of exchangeable notes for issuance of Series A Preferred Shares	18	—	—	(57,430)
Proceeds from issuance of convertible notes	16	119,284	25,297	75,037
Proceeds from issuance of exchangeable notes	15	28,541	27,883	378,964
Repayment of mandatorily redeemable noncontrolling interest	19	—	(11,554)	—
Receipts of refundable deposits in connection with the issuance of Series A Preferred Shares		—	—	28,945
Repayments of refundable deposits in connection with PIPE investments		(10,264)	—	—
Repayments of refundable deposits in connection with the issuance of Series A Preferred Shares		—	—	(28,628)
Payment for redemption of convertible notes	16	—	(5,648)	—
Receipts of refundable deposits in connection with PIPE investments	14	—	10,000	—
Consideration payment in connection with reorganization		—	—	(50,794)
Capital contributions by noncontrolling interests	24	404	4,460	149
Proceeds from short-term borrowings	10	1,033,046	481,176	28,170
Repayments of short-term borrowings	10	(460,948)	(272,897)	(9,844)
Payments to a noncontrolling interest in the liquidation of a subsidiary		—	(148)	—
Net cash provided by financing activities		1,459,527	284,708	758,131
Effect of exchange rate changes on cash and restricted cash		26,235	(12,189)	(49,217)
Net increase (decrease) in cash and restricted cash		57,802	(312,398)	208,081
Cash and restricted cash at beginning of the year		427,135	739,533	531,452
Cash and restricted cash at end of the year		484,937	427,135	739,533
Reconciliation of cash and restricted cash:
Cash		103,072	418,941	736,605
Restricted cash, current		379,293	7,873	2,392
Restricted cash, non-current		2,572	321	536
Total cash and restricted cash		484,937	427,135	739,533
Supplemental information
Interest paid		8,140	8,086	471
Income taxes paid		678	1,152	1,763
Income taxes refund		(127)	(45)	(131)
Non-cash investing and financing activities:
Purchase of property, equipment and software and intangible assets included in accrued expenses and other current liabilities		70,887	71,064	108,045
Issuance of Series Pre-A Preferred Shares through conversion of a convertible note	18	—	—	23,445
Re-designation of ordinary shares into of Series Pre-A Preferred Shares	18	—	—	23,650
Accretion of redeemable convertible preferred shares	18	2,979	15,121	910
Issuance of ordinary shares through conversion of redeemable convertible preferred shares	18	386,509	—	—
Investment securities obtained through conversion of a convertible note		—	—	11,316
Payable arising from a distribution agreement	23	—	22,296	—
Issuance of put option liabilities	12	—	9,376	—
Payable arising from deferred listing expenses		—	1,613	—
Issuance costs payable		6,556	—	—
Issuance of ordinary shares through conversion of convertible notes	16	30,114	—	—

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION
(a)	Description of Business

Lotus Technology Inc. (“the Company”), an exempted company with limited liability, was incorporated in Cayman Islands, on August 9, 2021. The Company, through its wholly owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, “the Group”), is primarily engaged in the design, develop, and sales of luxury lifestyle battery electric vehicles (“BEV”) under the “Lotus” brand (“Lotus BEV business”) and the Group is also a distributor that sells luxury sports cars under the “Lotus” brand (“Lotus sports car business”) across the world. The Group also provides other sales and ancillary services to customers.

(b)	Merger and recapitalization

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

Upon the consummation of the Merger Transaction,

(i)All ordinary shares of the Company held by all existing shareholders of the Company before the Merger Transaction were recapitalized into 474,621,603 ordinary shares using recapitalization factor of 0.2215 (“Recapitalization Factor”). All applicable share and per share amounts in the consolidated financial statements have been retrospectively adjusted to reflect the effects of the recapitalization (“Recapitalization”);
(ii)All the preferred shares of the Company that were issued and outstanding immediately prior to the effective time of the First Merger were converted to the Company ordinary share on a one-for-one basis (the “Preferred Share Conversion”) and recapitalized into 68,228,526 ordinary shares using the Recapitalization Factor. All applicable share and per share amounts in the consolidated financial statements have been retrospectively adjusted to reflect the effects of the Recapitalization;
(iii)94,277,279 ordinary shares were issued to a number of investors (the “PIPE Investors”) and the holders of Class A ordinary shares of LCAA for a total consideration of US$858,495 (the “PIPE Investments”), among which,
-	50,000,000 ordinary shares were issued to Meritz Securities Co., Ltd. (“Meritz”) for a total consideration of US$500,000, concurrent with the issuance of put option and call options as mentioned in note 14;
-	35,849,458 ordinary shares were issue to other PIPE Investors, among which, 12,750,000 ordinary shares were issued to Lotus Technology International Investment Limited (“LTIIL”), and 12,250,000 ordinary shares were issued to Etika Automotive SDN BHD (“Etika”);

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

-	8,427,821 ordinary shares were issued to then holders of Class A ordinary shares of LCAA, including 1,265,103 Class A ordinary shares of LCAA held by public shareholders and 7,087,718 Class A ordinary share of LCAA held by LCA Acquisition Sponsor LP (the “Sponsor”) and 75,000 Class A ordinary shares of LCAA held by the directors and officers of LCAA, among which all or a portion of (as reasonably determined by the Company in good faith) 20% of the ordinary shares, i.e. 1,417,544 ordinary shares held by the Sponsor will remain unvested upon the consummation of the Merger Transaction and become vested upon each occurrence of (a) the commencement or official announcement of any business collaboration facilitated by Sponsor or its affiliates (including, without limitation, in connection with product development, marketing, customer engagement, retail space, and technology infrastructure development), or (b) an approved commitment to invest in the Company or one of its subsidiaries by an investor introduced or facilitated by Sponsor or its affiliate, in each case, within eighteen months following the Closing Date;
(iv)36,597,038 ordinary shares were issued to WFOE Exchangeable Notes Holder following the settlement of the outstanding principal amount of the WFOE Exchangeable Notes to WFOE Exchangeable Notes Holder;
(v)577,456 and 2,433,912 ordinary shares, totally 3,011,368 ordinary shares, were issued to Momenta Global Limited and a number of Pre-IPO Notes investors, respectively, pursuant to the conversion of Momenta Note and Pre-IPO Notes;
(vi)9,550,246 warrants were issued to the then public shareholders of LCAA in exchange for the warrants held by public shareholders of LCAA (the “Public Warrants”), and 5,486,784 warrants were issued to the Sponsor in exchange for warrants held by the Sponsor (the “Sponsor Warrants”). Each Public Warrant and Sponsor Warrant can be exercised at an exercise price of US$11.50 in exchange for one ordinary share of the Company. 495,724 warrants were excised during the year ended December 31, 2024 as mentioned in note 13.

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

(c)	History of the Group and basis of presentation

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

On September 24, 2021, Etika, through its subsidiary in Hong Kong, Lotus Advanced Technology Limited (“Lotus HK”), subscribed for 33.33% equity interest in WFOE, while Geely Holding and Founder Onshore Vehicle subscribed disproportionally. Upon the closing, Geely Holding, Etika, and Founders Onshore Vehicle held 22.22%, 33.33% and 44.45%, respectively, equity interest in WFOE.

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

As mentioned in note 23, on January 31, 2023, the Group entered into a distribution agreement with Lotus Cars Limited (“LCL”), a wholly owned subsidiary of LGIL and ultimately controlled by the Controlling Shareholder of the Company, pursuant to which, the Group was appointed as the exclusive global distributor (excluding in the United States of America) to distribute certain models of vehicles produced by LCL and to provide after-sale services and brand, marketing and public relations for such vehicles.

(d)	VIE Reorganization

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(e)	VIE

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Pursuant to the Restructuring, the Group ceased to consolidate the VIE on June 30, 2023. The following consolidated revenues, net loss and cash flow information of the Group’s VIEs for period between January 1, 2023 and the completion of the Restructuring and for the year ended December 31, 2022 have been included in the accompanying consolidated and combined financial statements. All intercompany transactions and balances with the Company, and its subsidiaries, prior to the Restructuring, have been eliminated upon consolidation.

	From January 1, 2023	Year ended
	to the completion of	December 31,
	the Restructuring	2022
	US$	US$
Revenues	—	—
Net loss (i)	(74,137)	(52,431)
Net cash used in operating activities (ii)	(8,281)	(8,869)
Net cash used in investing activities	(38,400)	(5,630)
Net cash (used in) provided by financing activities (iii)	(107,317)	137,876
Effect of exchange rate changes on cash	(2,573)	(15,900)
Net decrease in cash	(156,571)	107,477
Cash at beginning of the period/year	156,571	49,094
Cash at end of the period/year	—	156,571
(i)	Net loss includes other expenses of US$56,752 and nil arising from the transfer of VIE’s assets and liabilities to a subsidiary of WFOE for period between January 1, 2023 and the completion of the Restructuring, and the year ended December 31, 2022, respectively, which were eliminated upon consolidation.
(ii)	Net cash used in operating activities includes amounts of US$88,423 and US$3,348 paid to the Company’s subsidiaries and amounts of US$86,697 and US$34 provided by the Company’s subsidiaries for period between January 1, 2023 and the completion of the Restructuring, and the year ended December 31, 2022, respectively, which were eliminated upon consolidation.
(iii)	Net cash (used in) provided by financing activities includes amounts of US$158,509 and US$10,611 paid to the Company’s subsidiaries and amounts of US$32,715 and nil provided by the Company’s subsidiaries for period between January 1, 2023 and the completion of the Restructuring, and the year ended December 31, 2022, respectively, which were eliminated upon consolidation.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(f)	Disposal of a subsidiary

On September 27, 2024, the Company disposed 80% equity interest of a subsidiary in Germany to Geely UK Limited, a subsidiary of Geely Holding, for cash consideration of US$12,157. The carrying amount of the net assets of the subsidiary on the disposal date was as follows:

US$

Cash	5,276
Accounts receivable	865
Prepayments and other current assets	2,710
Amounts due from the Company and its subsidiaries	4,035
Property, equipment and software, net	8,494
Operating lease right-of-use assets	9,689
Accounts payable	(1,062)
Accrued expenses and other current liabilities	(6,290)
Operating lease liabilities	(9,758)
Net assets	13,959

The excess of cash consideration over the net assets derecognized of US$990 was recognized in additional paid-in capital in the consolidated balance sheet.

The Group concludes that the disposal does not represent a strategic shift, nor it will have a major effect on the Group’s operations and financial results. The Group accounts for the remaining 20% equity interests as Equity method investee in “Equity method investments” in the consolidated balance sheet as of December 31, 2024.

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

The Group has incurred losses since its inception. As of December 31, 2024, the Group had an accumulated deficit of US$2,693,698 and current liabilities exceeded current assets in the amount of US$1,424,459. In addition, the Group recorded net cash used in operating activities in the amount of US$848,520 for the year ended December 31, 2024.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Historically, the Group had relied principally on proceeds from the issuance of redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings to finance its operations and business expansion. The Company will require additional liquidity to continue its operations over the next 12 months. The Group is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, i) reducing discretionary capital and operating expenses, ii) obtaining additional loans from banks or related parties and renewal of existing loans when they are due, iii) exploring opportunities for further equity financing, and iv) restructuring of operations to grow revenues and accelerating pace of collections of receivables. However, given the impact of the uncertainty of global economic and global financial markets, the Group may be unable to access further debt or equity financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

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

The preparation of the consolidated and combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated and combined financial statements and accompanying notes. Significant items subject to estimates and assumptions include, but not limited to, standalone selling price of each distinct performance obligation in revenue recognition, lower of cost and net realizable value of inventories, the provision of credit losses of financial assets, useful lives of property, equipment and software, recoverability of intangible assets with indefinite useful lives and other long-lived assets, valuation allowance of deferred tax assets, determination of incremental borrowing rates for leases, estimated product warranties reserve, and fair value determination of i) exchangeable notes; ii) convertible notes; iii) put option liabilities; iv) share-based compensation arrangements; and v) warrant liabilities. Actual results could differ from those estimates, and as such, differences may be material to the consolidated and combined financial statements.

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

Cash consists of cash on hand and cash at bank. The Group does not have any cash equivalents as of December 31, 2024 and 2023.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Cash on hand and cash at bank deposited in financial institutions at various locations are as follows:

	As of December 31,
	2024	2023
	US$	US$
Cash balances include deposits in:

Financial institutions in the mainland of the PRC
− Denominated in Chinese Renminbi (“RMB”)	78,133	381,890
− Denominated in United States Dollars (“US$”)	467	7,232
− Denominated in Great Britain Pound (“GBP”)	893	127
− Denominated in Euro Dollar (“EUR”)	2	361
Total cash balances held at the PRC financial institutions	79,495	389,610

Financial institutions in United Kingdom (“UK”)
− Denominated in GBP	9,270	11,871
− Denominated in USD	302	794
− Denominated in EUR	723	4,969
− Denominated in RMB	156	161
Total cash balances held at UK financial institutions	10,451	17,795

Financial institutions in Netherlands
− Denominated in GBP	45	11
− Denominated in EUR	3,519	5,035
− Denominated in other currencies	45	58
Total cash balances held at Netherlands financial institutions	3,609	5,104

Financial institutions in Germany
− Denominated in EUR	1,116	2,149
Total cash balances held at German financial institutions	1,116	2,149

Total cash balances held at financial institutions in other jurisdictions	8,401	4,283

Total cash balances held at financial institutions	103,072	418,941

Cash on hand	—	—

Total cash balances	103,072	418,941

(f)	Restricted Cash

Cash that is restricted for withdrawal or use is reported separately in the consolidated balance sheets. The Group’s restricted cash mainly represents deposits for short-term borrowings as mentioned in note 10, deposits made to banks to secure bank acceptance notes, and deposits for certain long-term leases.

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

As of December 31, 2024 and 2023, the Group’s derivative instruments were US$694 and US$67, respectively, included in “prepayments and other current assets – third parties, net”. The Group recorded the derivative instruments’ fair value gain of US$873, gain of US$67 and loss of US$2,653 in “Investment income (loss), net” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively.

(h)	Short-term investments

The Group’s short-term investments represent investments in wealth management products.

The Group’s investments in wealth management products are redeemable at the option of the Group on any working day. The Group elects the fair value option at the date of initial recognition and carries these investments at fair value, since the Group believes the fair value option best reflects the economics of the underlying transactions. Changes in the fair value of these investments are reflected in the consolidated and combined statements of comprehensive loss as “Investment income (loss), net”. The Group recorded the fair value gain of US$101, US$97 and US$996 in “Investment income (loss), net” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively. There was no balance outstanding as of December 31, 2024 and 2023.

(i)	Investment securities

The Group invests in marketable equity securities, which are classified as investments with readily determinable fair values and reported at fair value in the consolidated balance sheets. The unrealized gains and losses on equity securities are reflected in the consolidated and combined statements of comprehensive loss as “Investment income (loss), net”. As of December 31, 2024 and 2023, the Group’s equity securities were US$2,221 and US$3,326, respectively. The Group recorded the fair value loss of US1,105, US$5,085 and US$2,905 in “Investment income (loss), net” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The Group assessed that accounts receivable, other receivables, loan receivables, short-term and long-term deposits are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and suppliers, and the related accounts receivable, loan receivables, other current assets and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the customer credit rating, current economic conditions, supportable forecasts of future economic conditions, etc. Other key factors that influence the expected credit loss analysis include customer demographics, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each year end based on the Group’s specific facts and circumstances.

The Company considers historical credit loss rates for each category of deposits and other receivables and also considers forward looking macroeconomic data in making its loss accrual determinations.

(k)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on specific identification or the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated net realizable value based on the estimated selling price of each class of inventory in the ordinary course of business less reasonably predictable costs to sell. Write-down of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as market trends, inventory ageing, and historical and forecasted customer demands.

(l)	Equity method investments

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(m)	Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any.

Depreciation on property, equipment and software is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Buildings and facilities	30 years
Machinery and R&D equipment	3-10 years
Molds and tooling	5-10 years
Motor vehicles	2-5 years
Office and electronic equipment	3-5 years
Purchased software	3-10 years
Leasehold improvements	The shorter of estimated useful life of the assets and lease terms

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

Intangible assets with indefinite useful lives mainly represent acquired license plates and trademark licenses since the Group has the right and the intention to continue to use the license plates and trademark licenses for as long as the Group conducts the business in relation to lifestyle vehicles (excluding sports car). The Group evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized but tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

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

(q)	Impairment of Long-lived Assets and intangible assets with indefinite lives

Long-lived assets, including property, equipment and software and ROU assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets or asset group by comparing the carrying value of the assets or asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the assets or asset group and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets or asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the assets or asset group over the fair value of the assets or asset group. No such impairment losses were recorded for the years ended December 31, 2024, 2023 and 2022.

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. The Group unconditionally opted to skip the qualitative assessment and proceed directly to calculate the fair value of the intangible asset and performs a quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. The Group did not record any impairment charges for the years ended December 31, 2024, 2023 and 2022.

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(s)	Warranties

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

The following table shows the movement of warranty reserve:

	Year Ended	Year Ended
	December 31, 2024	December 31, 2023
Accrued warranty at beginning of the year	7,022	—
Additions	21,852	8,492
Utilization	(4,495)	(1,499)
Foreign currency translation adjustment	(331)	29
Accrued warranty at end of the year	24,048	7,022
Including: Current portion of warranty	2,735	483
Non-current portion of warranty	21,313	6,539

For the years ended December 31, 2022, nil warranty provision was recognized.

(t)	Fair Value Measurements

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Sales transactions with end-users

Sales of BEV lifestyle models

The Group generates revenue from sales of BEV lifestyle models. In certain countries, the Group sells BEV lifestyle models together with a number of bundled products and services. In those cases, the contracts with the customers include multiple distinct goods and services which are accounted for as separate performance obligations, primarily including household charging pile or charging card with a specified spending amount (at the option of the customers), premium version of intelligent driving system and its subsequent upgrades, unlimited free battery charging in specified super charging stations operated by the Group for a specified period, lifetime warranty, maintenance services for a specified period and lifetime vehicle internet connection services.

Transaction price is allocated to each performance obligation based on the relative standalone selling price and the allocated price is recognized as revenue as follows:

i.	Revenue from BEV lifestyle models is recognized at a point in time when the control of BEV lifestyle models is transferred to the customer, which is the point in time when the customer takes possession of and accepts the vehicle.
ii.	Revenue from the installed premium intelligent driving system is recognized when the functionality is activated, and the portion related to upgrades is recognized ratably over the estimated period of vehicle usage by the customer.
iii.	Revenue from household charging pile is recognized at a point in time when the charging pile is installed at customer’s designated location.
iv.	Revenue from charging cards is recognized when the customer uses the card to redeem for charging services.
v.	Revenue from free battery charging service is recognized ratably over the specified service period of vehicle usage by the customer.
vi.	Revenue from lifetime warranty is recognized ratably over the estimated extended warranty period with reference to the standard warranty offered by the Group in other vehicles sales.
vii.	Revenue from maintenance services is recognized over the service period based on the number of maintenance services delivered to date relative to the estimated remaining number of maintenance services to be delivered.
viii.	Revenue from vehicle internet connection services is recognized ratably over the estimated useful life of the vehicle as this service is transferrable from the customer to another car user if the customer resells the vehicle.

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales and concludes that free pick-up and delivery service for maintenance, door-to-door troubleshooting and lifetime roadside assistance are immaterial and therefore the Group does not assess whether these promised services are performance obligations. When reaching this conclusion, the Group considered that these promises are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost-plus margin approach and concludes that the standalone fair value of foresaid services is insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Sales transactions with dealers and business customers

Apart from selling vehicles to end-users, the Group also sells vehicles and parts to dealers and business customers. In the sales transactions with dealers and business customers, the Group’s only promise is to deliver the vehicles or parts to the dealers and business customers. Revenue from sales to dealers and business customers is recognized at a point in time, when the control of the vehicles or parts is transferred to the dealers and business customers, which is the point in time when the dealers and business customers take possession of and accept the vehicles or parts.

The Company offers dealer incentives that include wholesale rebates, retail rebates, interest reimbursement and other allowances that are recorded as reductions of revenues in the consolidated and combined statements of comprehensive loss.

The amount of wholesale rebates and retails rebates given to dealer vary depending on their purchase volume and sales volume to end-users. The Group estimates the rebate amounts based on various factors including forecasted sales volume, dealer behaviour and historical achievement, and recognizes revenue at an amount net of the estimated rebates. The liabilities arising from the estimated rebates are included in “Accrued expenses and other current liabilities” in the consolidated balance sheets.

Certain dealers purchase vehicles from the Group through floor plan financing programs with third-party financing providers. The Group has entered into repurchase agreements with some of those third-party financing providers. Under the repurchase agreements, if the dealers have defaulted on their floor plan financing, those third-party financing providers have a right to require the Group to repurchase the vehicles funded under their floor plan financing programs at unpaid balance of the original invoice price issued by the Group to the dealers. Such right is exercisable only in the event of dealer insolvency and termination of dealer agreements. The Group recognizes revenue from sales to the dealers taking into account any expected repurchase arising from such repurchase agreements. The Group considered that the likelihood of repurchase is remote. Historically, no such repurchase has occurred. The Group typically receives payment from the floor plan financing providers within 5 business days of shipment.

BEV lifestyle models standard warranty is provided by the Group and sports cars standard warranty is provided by LCL. The estimated costs for the standard warranty provided by the Group are recorded as a liability when the Group transfers the control of vehicle or parts to the customer.

Service revenues

The Group generates revenues by provision of the following services:

a.	Provision of automotive design and development services

As the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs, revenue is recognized over time, using the output or input method.

b.	Provision of design and development of intelligent driving solutions.

The Group recognizes revenue at a point in time when the deliverables are delivered and accepted by the customers, which is the point in time when the customers have the ability to direct the use of, and obtain substantially all of the remaining benefits from the deliverables.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

c.	Provision of facilitation services in relation to logistics and order processing

The Group facilitates the transactions between customers and logistics or order processing companies. The Group acts as an agent and recognizes service fee on a net basis when the facilitation service is completed.

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

Services

Cost of services generally includes cost of direct parts, materials, and costs associated with providing extended warranty service and after-sales services, depreciation of associated assets used for providing services, labor costs, outsourcing expenses, rental expenses, consumed materials and depreciation of associated assets used for providing the automotive design and development services, and design and development of intelligent driving solutions.

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

Selling and marketing expenses mainly consist of advertising costs and market promotion expenses, commissions to agents, payroll and related expenses for personnel engaged in selling and marketing activities and rental and depreciation expenses relating to facilities and equipment used by those employees. The Group expenses all advertising expenditures as incurred and classifies these costs as selling and marketing expenses. For the years ended December 31, 2024, 2023 and 2022, advertising expenditures totaled US$134,611, US$150,920 and US$90,431, respectively.

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

For defined contribution plans, premiums are paid monthly to a separate legal entity or the local labor bureau that manages pension plans on behalf of various employers. The Group has no further commitments beyond its monthly contribution. Contributions payable are recognized in the reporting period in which services are rendered and presented within accrued expenses and other current liabilities in the consolidated balance sheets. Contribution rates are unique to each employee in Netherlands, while the contribution rates are standard in UK and Chinese mainland.

Employee social benefits included as expenses in the accompanying consolidated and combined statements of comprehensive loss amounted to US$30,564, US$46,969 and US$36,534 for the years ended December 31, 2024, 2023 and 2022, respectively.

(bb)	Share-based compensation

Share-based awards granted to the employees and non-employee service providers in the form of share options are subject to service and performance conditions. They are measured at the grant date fair value of the awards and are recognized as compensation expense using the graded attribution over the requisite service period, if and when the Group considers that it is probable that the performance condition will be achieved. The fair value of the share awards is estimated using the binomial option pricing model and is affected by the price of the ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including risk-free interest rate, exercise multiple, expected volatility and expected dividend yield. The fair value of these awards was determined by management with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions. The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

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

Concentration of customers and suppliers

The Group’s accounts receivables – related parties are mainly due from Zhejiang Geely Holding Group (“Geely Holding”) and its subsidiaries (collectively as “Geely Group”), representing 78.67% and 97.57% of the Group’s accounts receivable — related parties as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024, 2023 and 2022, Geely Group contributed US$33,620, US$11,031 and US$8,036 of the Group’s total revenues, respectively.

No third-party customer contributed more than 10.0% of the Group’s total revenues for years ended December 31, 2024 and 2023.

Accounts receivable balances with greater than 10.0% the Group’s accounts receivable balances as of December 31, 2024 and 2023 were as follows.

	As of December 31,
	2024	2023

	proportion of total accounts receivable balance
Geely Group	37.72%	22.09%

Suppliers contributed more than 10.0% of total purchases for the years ended December 31, 2024, 2023 and 2022 are as below.

	Year Ended December 31,
	2024	2023	2022

	proportion of total costs and expenses
Geely Group	64.38%	74.95%	39.28%

Payable balances with greater than 10.0% the Group’s amounts due to suppliers as of December 31, 2024 and December 31, 2023 were as follows:

	As of December 31,
	2024	2023

	proportion of total payables balance
Geely Group	60.39%	65.96%

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, investment securities, accounts receivable, and loan receivables and other receivables included in prepayments and other current assets.

Majority of the Group’s cash at bank is held by third-party financial institutions located in Chinese mainland and UK which management believes are of high credit quality based on their credit ratings. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in Chinese mainland and UK with acceptable credit rating.

Accounts receivables are primarily derived from revenue earned from sales of sports cars and BEV lifestyle models, parts, and service revenues. Accounts receivable, loan receivables and other receivables included in prepayments and other current assets are unsecured. The risk is mitigated by credit evaluations performed on them.

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

Diluted loss per share is calculated by dividing net loss attributable to the Company’s ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents include the ordinary shares issuable upon the exercise of the outstanding put option (using reversal treasury stock method) and outstanding share options (using the treasury stock method), and the conversion of redeemable convertible preferred shares, mandatorily redeemable noncontrolling interest, warrants, exchangeable notes and convertible notes (using the as-if-converted method). Potential dilutive securities are not included in the calculation of diluted loss per share if the impact is anti-dilutive.

(gg)	Segment Reporting

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer and management personnel do not segregate the Group’s business by product or service. Management has determined that the Group has one operating segment. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. The CODM evaluates performance for its single reportable segment based on total revenues and gross profit, which are the same as those presented on the consolidated and combined statements of comprehensive loss.

Long-lived assets consist of property and equipment and operating lease right-of-use assets. The geographic information for long-lived assets as of December 31, 2024 and 2023 is as follows:

	As of December 31,
	2024	2023
	US$	US$

PRC	407,386	447,703
UK	31,127	46,827
European Union countries	21,963	33,190
Total long-lived assets	460,476	527,720

Revenues segment information is included in note 27.

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

No appropriation to the reserve fund was made by the Company’s subsidiaries and consolidated VIEs in Chinese mainland, as these companies did not earn any after-tax profits or had accumulated losses as determined under PRC GAAP as of December 31, 2024 and 2023.

The Group’s ability to pay dividends may depend on the Group receiving distributions of funds from its subsidiaries. Relevant statutory laws and regulations permit payments of dividends by the Group’s subsidiaries only out of its retained earnings. Relevant statutory laws and regulations restrict the subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital to the Company in the form of loans, advances or cash dividends. The balances of restricted net assets were US$429,503 and US$160,651 as of December 31, 2024 and 2023, respectively.

(ii)	Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to update reportable segment disclosure requirements. The amendment is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment should be applied retrospectively to all prior periods presented in the financial statements. The Group adopted this ASU on January 1, 2024 with no material impact to the Group’s consolidated and combined financial statements. The required segment disclosures are included above.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842), which requires a lessee in a common control lease arrangement to amortize leasehold improvements that it owns over the improvements’ useful lives to the common control group, regardless of the lease term, if the lessee continues to control the use of the underlying asset through a lease. This ASU is effective for the Group for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. The Group adopted ASU 2021-08 for the fiscal year ended December 31, 2024. The adoption did not have a material impact on the Group’s consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, amending existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. The ASU is effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Group is currently evaluating the impact of adopting this standard on its consolidated and combined financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The intent of ASU 2024-03 is to improve financial statement disclosures regarding information about certain costs and expenses. Specifically, ASU 2024-03 requires the disaggregation of significant expenses within the income statement expense line items, including, but not limited to, purchases of inventory, employee compensation, depreciation, intangible asset amortization, and selling expenses, among others, as well as a qualitative description of the remaining amounts not separately disaggregated quantitatively. ASU 2024-03 is effective for annual fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments under ASU 2024-03 should be applied on a prospective basis, although retrospective application is permitted. The Group is currently evaluating the potential impact of ASU 2024-03 on its consolidated and combined financial statements and disclosures.

(jj)	Reclassification

Certain reclassifications have been made to our prior year’s financial statements to conform to the current year presentation. These reclassifications had no effect on the previously reported results of operations or accumulated deficit.

3.	ACCOUNT RECEIVABLES - THIRD PARTIES, NET

	As of December 31,
	2024	2023
	US$	US$
Accounts receivable-third parties	120,631	77,047
Less: Allowance for credit losses	(3,555)	(383)

Total	117,076	76,664

The movement of the allowance for credit losses is as follows:

US$
Balance as of January 1, 2024	383
Provisions	3,219
Foreign currency translation adjustment	(47)
Balance as of December 31, 2024	3,555

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

4.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2024	2023
	US$	US$
Products available for sale	179,905	246,419
Goods in transit	7,763	18,771
Raw materials	828	—
Work-in-progress	86	—
Total	188,582	265,190

Inventory write-downs recognized in cost of revenues for the years ended December 31, 2024, 2023 and 2022 were US$25,902, US$1,668 and nil, respectively.

Inventories of US$1,243 and nil were pledged for other short-term financing arrangements (note 10) as of December 31, 2024 and 2023, respectively.

5.	PREPAYMENTS AND OTHER CURRENT ASSETS — THIRD PARTIES

Prepayments and other current assets — third parties consisted of the following:

	As of December 31,
	2024	2023
	US$	US$
Deductible VAT	34,523	41,066
Prepayments to third-party suppliers	20,903	11,280
Deposits	3,417	3,995
Deferred listing expenses	—	1,686
Interest receivable	5,130	119
Derivative assets	694	67
Others	8,020	5,664
Less: Allowance for credit losses (i)	(146)	(7)
Total	72,541	63,870
(i)	The movement of the allowance for credit losses is as follows:

US$
Balance as of January 1, 2024	7
Provisions	141
Foreign currency translation adjustment	(2)
Balance as of December 31, 2024	146

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

6.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consisted of the following:

	As of December 31,
	2024	2023
	US$	US$
Buildings and facilities	8,354	—
Machinery and R&D equipment	30,010	26,551
Molds and tooling	140,689	84,367
Motor vehicles	43,980	50,935
Office and electronic equipment	28,412	32,325
Purchased software	73,342	68,422
Leasehold improvements	47,467	35,506
Property, equipment and software	372,254	298,106
Less: Accumulated depreciation	(122,905)	(66,258)
Construction in progress(i)	67,098	122,769
Property, equipment and software, net	316,447	354,617

(i)Represents the capitalized expenditures on the construction of corporate buildings, leasehold improvements, molds, tooling and R&D equipment under construction.

Depreciation expenses on property, equipment and software were allocated to the following expense items:

	Year Ended December 31,
	2024	2023	2022
	US$	US$	US$
Cost of revenues	27,124	16,111	38
Research and development expenses	7,158	3,238	2,681
Selling and marketing expenses	22,984	18,350	5,476
General and administrative expenses	19,222	17,258	4,595
Total depreciation expenses	76,488	54,957	12,790

Property, equipment and software with carrying amount of US$37,287 were pledged as security for the exchangeable notes subject to further notice by the exchangeable notes holder as mentioned in note 15 as of December 31, 2023, which was cancelled in 2024.

Property, equipment and software of US$370 and nil were pledged for other short-term financing arrangements (note 10) as of December 31, 2024 and 2023, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

7.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of December 31,
	2024	2023
	US$	US$
Trademark licenses with indefinite useful lives	116,083	116,083
License plates with indefinite useful lives	275	277
Others	142	—
Intangible assets	116,500	116,360

On November 4, 2021, the Group entered into trademark licenses agreements with a related party (“Trademark Licenses Agreements”), Group Lotus Limited, a wholly owned subsidiary of LGIL, which is ultimately controlled by the Controlling Shareholder of the Company. Pursuant to the Trademark Licenses Agreements, the Group received the “Lotus” trademark licenses for as long as the Group conducts the business in relation to lifestyle vehicles (excluding sports car): i) exclusively on lifestyle vehicles and parts and components in relation thereto the Group designs, develops, manufactures, assembles, distributes and sells or has designed, developed, manufactured or assembled by any third party; ii) non-exclusively for the Group’s business of providing related after-sale services for the lifestyle vehicles; iii) non-exclusively on the related products (excluding anything relating to the sports cars) such as accessories the Group designs, produces, distributes, and sells or has designed or produced by any third party on its behalf; iv) any other occasions in relation to the business conducted by the Group as duly approved by the Group’s Board (excluding anything relating to sports cars). The Group intends to market and distribute its products under the “Lotus” brand indefinitely, and the trademark licenses are expected to contribute to cash flows indefinitely. The cost of renewal in each jurisdiction is different, and the Company believes the amount of renewal costs is insignificant relative to the future cash flows from sales of lifestyle vehicles under the “Lotus” brand. Therefore the useful lives of the trademark licenses are considered to be indefinite. The trademark licenses were initially recognized at the amount of US$116,041 as of November 4, 2021, which is the same as the carrying amount from the perspective of the entity under common control with the value determined using the relief from royalty method.

8.	LEASES

The Group has entered into various non-cancellable operating agreements for land use rights, certain offices, warehouses, retail and service locations, parking lots and vehicles worldwide. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The components of lease cost were as follows:

	Year ended December 31,
	2024	2023	2022
	US$	US$	US$
Operating lease cost	25,198	27,815	21,701
Short-term lease cost	10,020	4,288	2,595
Variable lease cost	—	141	49
Total	35,218	32,244	24,345

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Supplemental cash flows information related to leases was as follows:

	Year Ended December 31,
	2024	2023	2022
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from operating leases*	22,260	34,752	16,085
Right-of-use assets obtained in exchange for lease obligations
Operating leases	8,013	42,707	76,584

*For the years ended December 31, 2024, 2023 and 2022, this amount includes prepayments for land use rights of nil, US$10,900 and nil, respectively, with lease terms of 40 years to 50 years.

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2024	2023
	US$	US$
Operating Leases
Operating lease right-of-use assets*	144,029	173,103
Total operating lease assets	144,029	173,103
Operating lease liabilities, current
− Operating lease liabilities-third parties	14,094	16,760
− Operating lease liabilities-related parties**	1,028	840
Operating lease liabilities, non-current
− Operating lease liabilities-third parties	68,331	91,929
− Operating lease liabilities-related parties	10,729	12,064
Total operating lease liabilities	94,182	121,593

*Operating lease right-of-use assets included land use rights with carrying amount of US$52,811, of which, US$32,653 were pledged as security for the exchangeable notes as mentioned in note 15 as of December 31, 2023, which were cancelled in April 2024.

**This item is included in accrued expenses and other current liabilities – related parties in the consolidated balance sheets as of December 31, 2024 and 2023, respectively.

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, are as follows:

	Year ended December 31,
	2024	2023	2022
Weighted-average remaining lease term
Operating leases	7.33 years	8.01 years	8.37 years
Weighted-average discount rate
Operating leases	6.80%	6.60%	6.99%

Because the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Maturities of operating lease liabilities were as follows:

As of
December 31,
2024
US$
2025	19,812
2026	17,672
2027	16,120
2028	14,844
2029	13,318
Thereafter	36,352
Total undiscounted lease payments	118,118
Less: imputed interest	(23,936)
Total lease liabilities	94,182

As of December 31, 2024, the Group had future minimum lease payments for non-cancelable short-term operating leases of US$242.

9.	OTHER NON-CURRENT ASSETS – THIRD PARTIES

Other non-current assets consisted of the following:

	As of December 31,
	2024	2023
	US$	US$
Deposits for long-term operating leases	2,557	3,288
Prepayments for purchases of property, equipment and software	8,899	920
Deductible VAT	54,951	41,859
Others	602	—
Total	67,009	46,067

10.	SHORT-TERM BORROWINGS

Short-term borrowings — third parties consisted of the following:

	As of December 31,
	2024	2023
	US$	US$
Borrowings from banks (i)	601,165	226,772
Borrowings from related parties (ii)	199,570	—
Other short-term financing arrangements (iii) (note 4)	1,784	—
	802,519	226,772
Short-term borrowings – third parties	602,949	226,772
Short-term borrowings – related parties	199,570	—
(i)During the year ended December 31, 2024, the Group borrowed loans due within one year or less with aggregated principal amounts of US$644,914 from banks in Chinese mainland, bearing an interest rate of one-year loan prime rate (“LPR”) published by China Foreign Exchange Trade System at the date of utilization plus 0.30% to 3.50% per annum. The interests shall be repaid quarterly or monthly. During the year ended December 31, 2024, the Group repaid loans with principal amount of US$273,112.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

During the year ended December 31, 2023, the Group borrowed loans due within one year or less with aggregated principal amounts of US$481,176 from banks in Chinese mainland, bearing an interest rate of LPR published by China Foreign Exchange Trade System at the date of utilization plus 0.10% to 0.25% per annum. The interests shall be repaid quarterly or monthly. During the year ended December 31, 2023, the Group repaid loans with principal amount of US$272,897.

(ii)During the year ended December 31, 2024, the Group borrowed loans due within one year or less with total principal amounts of US$198,475 from subsidiaries of Geely Holding, bearing an interest rate of 6% per annum. The loans are secured by the Group’s intellectual property with carrying amount of nil, as the research and development costs were expensed historically.
(iii)During the year ended December 31, 2024, the Group had certain short-term financing arrangement of vehicles sales with third parties that the control of underlying vehicles were not transferred from the Group to the buyers. The aggregated financing amounts was US$189,657, of which, US$187,836 was repaid during the year ended December 31, 2024.
(iv)The weighted average interest rate on short-term borrowings outstanding as of December 31, 2024 and 2023 is 4.32% and 3.90%, respectively.

As of December 31, 2024 and 2023, the Group had a total line of credit in the amount of US$916,748 and US$279,300, of which the unused portion was US$241,918 and US$14,119, respectively.

As of December 31, 2024 and December 31 2023, certain of the Group’s short-term borrowings were pledged with restricted cash of US$368,382 and nil, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES — THIRD PARTIES

Accrued expenses and other current liabilities — third parties consisted of the following:

	As of December 31,
	2024	2023
	US$	US$
Accrued salaries and benefits	60,450	68,160
Payables for R&D expenses	50,176	75,578
Payables for marketing events	84,423	48,190
Payables for purchase of property, equipment and software	68,238	51,278
Advance from customers	3,624	27,007
Deposits from third parties suppliers	22,615	19,608
VAT and other taxes payables	27,649	23,190
Payables for service fees	50,470	33,229
Bank acceptance notes and letter of credit	88	38,290
Refundable deposits in connection with the PIPE investments	—	9,699
Others	22,058	25,193
Total	389,791	419,422

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

12.	PUT OPTION LIABILITIES

	Meritz Put	LGIL Put
	Option (Note 14)	Option	Total
	US$	US$	US$
Balance as of December 31, 2022	—	—	—
Issuance of put options	—	9,376	9,376
Change in fair values	—	2,508	2,508
Balance as of December 31, 2023	—	11,884	11,884
Issuance of put options	130,082	—	130,082
Changes in fair values	299,593	(11,884)	287,709
Transfer to share buyback forward liabilities	(120,560)	—	(120,560)
Balance as of December 31, 2024	309,115	—	309,115
- Current portion	309,115	—	309,115
- Non-current portion	—	—	—

LGIL Put Option

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

The put options are accounted for as liabilities in the scope of ASC Topic 480, Distinguishing Liabilities from Equity, which are measured at fair value with changes recognized in profit or loss. At initial recognition, the Company recognized the issuance of put options at its fair value of US$9,376 as dividends to the shareholders with a corresponding decrease in additional paid - in capital. The changes in fair value of the put option liabilities in the amount of US$11,884 and US$2,508 for the years ended December 31, 2024 and 2023 was recognized in the consolidated and combined statements of comprehensive loss, respectively.

The fair values of the LGIL put option liabilities as of December 31, 2024 are estimated using the scenario-weighted average method with binominal model, with the following assumptions:

	As of December 31, 2024		As of December 31, 2023
Risk‑free interest rate	3.98%		4.87%
Expected volatility	30.87%		26.33%
Expected dividend yield	0.00%		0.00%
Remaining term	0.5	years	1.5	years
Probability of exercise condition	85.00%		50.00%
Fair value of underlying ordinary share of LGIL	US$0.02		US$0.81

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

13.	Warrant liabilities

US$
Balance as of December 31, 2023	—
Issuance of warrant liabilities	12,141
Conversion to ordinary shares	(275)
Changes in fair values	(8,526)
Balance as of December 31, 2024	3,340

Public Warrant and Sponsor Warrants

As stated in Note 1(b), 9,550,246 Public Warrants were issued to the then public shareholders of LCAA in exchange for the warrants held by public shareholders of LCAA, and 5,486,784 Sponsor warrants were issued to the Sponsor in exchange for warrants held by the Sponsor.

The key terms of warrants are summarized as follows:

The Public Warrants became exercisable on the date that is thirty days after February 22, 2024. The Sponsor Warrants became exercisable on the same date. Each whole Public Warrant or Sponsor Warrant entitles the registered holder to purchase one ordinary share in the form of American Depositary Shares (ADSs) at a price of US$11.50 per share, subject to adjustment. The Warrants will expire on February 22, 2029, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

For the Public Warrants, (i) if the price per ordinary share equals or exceeds US$18.00, the Company has the right to redeem the outstanding Public Warrants, in whole and not in part, at a price of US$0.01 per warrant; and (ii) if the price per ordinary share equals or exceeds US$10.00 but less than US$18.00, the Company has the right to redeem the outstanding Public Warrants, in whole and not in part, at a price of US$0.1 per warrant, and the Sponsor Warrants are also be concurrently called for redemption on the same terms as the outstanding Public Warrants. Before the Warrants redeemed by the Company under the circumstances set out in the contract, the warrant holders will be able to exercise their Warrants on a cashless basis and receive that number of shares determined based on the redemption date and the redemption fair market value of ordinary shares. The “cashless basis” means that the warrant holders would pay the exercise price by surrendering his, her or its warrants for that number of ordinary shares.

The Sponsor Warrants are identical to the Public Warrants, except that so long as they are held by the initial holders of these warrants and their permitted transferees, the Sponsor Warrants (i) may be exercised for cash or on a cashless basis; (ii) include the ordinary shares issuable upon exercise of the Sponsor Warrants, may not be transferred, assigned or sold until 30 days after February 22, 2024; (iii) shall not be redeemable by the Company if the price per ordinary Share equals or exceeds US$18.00; (iv) shall only be redeemable by the Company, in whole and not in part, at a price of US$0.1 per warrant, if the price per ordinary share equals or exceeds US$10.00 but less than US$18.00. In addition, the Sponsor Warrants and the ordinary shares underlying the Sponsor Warrants are subject to lock-up restrictions. In certain cases, the calculation of exercise price may be different based on the valuation models for Public Warrants as compared to Sponsor Warrants.

In case of any reclassification or reorganization of the outstanding ordinary shares (other than those described above or that solely affects the par value of such ordinary shares), or in the case of any merger or consolidation of the Company with or into another corporation or entity (other than a consolidation or merger in which the Company is the continuing corporation or company and that does not result in any reclassification or reorganization of the Company’s outstanding ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Management considers Public Warrants and Sponsor Warrants as liabilities and measures them at fair value in accordance with ASC 815, with fair value changes recognized in the consolidated and combined statements of comprehensive loss, because:

(i) for the Sponsor Warrants, there is a settlement provision which is applied differently if the Sponsor Warrants are transferred to a nonpermitted transferees and thus become the Public Warrants. In the case, the settlement amount (i.e., exercise price or number of shares) of the Sponsor Warrants depends on the holder;

(ii) for both the Sponsor Warrants and Public Warrants, cash settlement is triggered in the events of reclassification and reorganization, which is not within the control of the Company and which is not a result of change in control of the Company or the final liquidation of the Company.

In June 2024, 495,724 shares of Public Warrants were exercised at US$11.50 per share, with a total cash consideration of US$5,700.

Given the Public Warrants are publicly traded on Nasdaq, the liability is measured at fair value using observable inputs and categorized in Level 1 of the fair value hierarchy, while the Sponsor Warrants liability is measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The Binomial Option Pricing Model with the following key assumptions is used for estimating the fair value of the Sponsor Warrants.

As of December 31, 2024, the fair value of the Sponsor Warrants is estimated with the following assumptions:

As of December 31, 2024

Risk-free interest rate	4.33%
Dividend rate	0.0%
Expected term (years)	4.14 years
Expected volatility	39.76%
Spot price	US$3.61

14.	PIPE Investments

Meritz Investment

-	Meritz Subscription Agreement

On February 22, 2024, the Company issued to Meritz 50,000,000 ordinary shares of the Company (“Meritz Subscription Shares”) at an aggregate subscription price equal to US$500,000 (“Meritz Investment”). Pursuant to the Meritz subscription agreement (“Meritz Subscription Agreement”), the Company deposited into a restricted securities account (“Restricted Securities Account”) consisting of: (i) certain U.S. treasury bonds with an aggregate outstanding principal amount of US$325,000 at fair value of US$312,616 on February 26, 2024, and (ii) certain U.S. treasury bills with an aggregate outstanding principal amount of US$189,613 at fair value of US$187,384 on February 26, 2024. Following the effectiveness of registration statement (F-1) on May 23, 2024, the Company withdrew U.S. treasury bonds and/or U.S. treasury bills with outstanding principal amount of US$189,613 at cash receipt of US$189,630.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

In addition, Meritz has the right to freely sell, assign, pledge, rehypothecate, lend, invest, use, commingle or otherwise dispose of, and otherwise use in its business (with any of the foregoing being referred to herein as “Rehypothecate”) all collateralized U.S. treasury bonds and/or U.S. treasury bills during the applicable security period without any further consent of the Company, subject to the applicable terms and conditions of the security documents. Subject to the applicable terms and conditions of the security documents, Meritz shall be obligated to (a) in the event that the Company is permitted to withdraw any Rehypothecated U.S. treasury bonds and/or U.S. treasury bills and requests to do so, return U.S. treasury bonds and/or U.S. treasury bills in the same class and issue and outstanding principal amount as the U.S. treasury bonds and/or U.S. treasury bills subject to withdrawal to the Restricted Securities Account, and (b) return all Rehypothecated U.S. treasury bonds and/or U.S. treasury bills to the Restricted Securities Account upon the earlier of (i) the expiry of the applicable security period or (ii) the occurrence of any insolvency event, bankruptcy, liquidation, dissolution or winding up or similar event, whether voluntary of involuntary, or a filing for bankruptcy or similar proceedings in respect of Meritz. As of December 31, 2024, Meritz has rehypothecated the U.S. treasury bonds with an aggregate outstanding principal amount of US$325,000.

The Company has elected the fair value option to account for the investment in U.S treasury bond and/or U.S. treasury bills, including the component related to accrued interest. The Company believes the fair value option best reflects the economics of the underlying transaction. The Company recorded the fair value gain of US$14,363 in “Investment income (loss), net” in the consolidated and combined statement of comprehensive loss for the year ended December 31, 2024. As of December 31, 2024, the Company recognized the fair value of the rehypothecated U.S. treasury bonds of US$315,796 in “Securities pledged to an investor” as non-current asset in the consolidated balance sheet.

After Meritz has released U.S. treasury bills with outstanding principal amount equal to US$175,000, in the event that the closing price drops below a certain level, the Company is obligated to, within five business days thereafter, deposit additional cash in U.S. dollars in the restricted cash account (“Restricted Cash Account”) such that the balance thereof would meet the applicable requirement for cash collateral (such obligation to top up being referred to as the “Cash Top Up Obligation”). If the closing price on any trading day exceeds US$7.00, the Company shall be permitted to withdraw all cash in the Restricted Cash Account on such trading day, with such withdrawal to take place on such trading day or the immediately following trading day. The Company’s Cash Top Up Obligations shall terminate from and after the earlier of (a) the first date on which the closing price exceeds US$14.00, and (b) the full payment of the put option price (as mentioned below) to Meritz.

In connection with the Meritz Investment, the Company undertakes to ensure the total amount of freely available cash that is not subject to any legal or contractual restrictions as to withdrawal or use (excluding any restriction that is imposed by the foreign exchange rules or policies under applicable law) held by it as of the last date of each fiscal quarter shall be no less than US$175,000 (“Financial Covenant”), in each case as evidenced in the applicable quarterly financial results filed or furnished by the Company with the U.S. Securities and Exchange Commission(“SEC”).

Meritz has the option to sell all or part of the Meritz Subscription Shares to the Company upon the occurrence of certain triggering events, including certain credit events, collateral-related default, failure to comply with certain financial covenants, failure to satisfy certain registration condition with respect to Meritz Subscription Shares, or the third anniversary of the closing of the Meritz Investment, all or part of the Meritz Subscription Shares then held by Meritz to the Company at an agreed return, i.e. 12.5% internal rate (“Meritz Put Option”).

The Company shall have certain call options to purchase up to an agreed number of Meritz Subscription Shares from Meritz, subject to satisfaction of certain conditions, in each case, at a per share price that is not lower than $14.00.

-	Meritz Supplemental Agreement

On September 30, 2024, the Company and Meritz entered into a supplemental agreement (“Meritz Supplemental Agreement”), pursuant to which, Meritz agreed to:

a)	waive the right to exercise the Meritz Put Option as triggered by the Company’s failure to satisfy the Cash Top Up Obligation until October 31, 2024; and

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

b)	waive the right to exercise the Meritz Put Option as triggered by the Company’s failure to comply with the Financial Covenant until the earlier of i) October 31, 2024, or ii) the effectiveness of the agreement for the repurchase of 17,500,000 Meritz Subscription Shares.

In consideration of the waiver as above, the Company agreed to:

a)	satisfy the Cash Top Up Obligation on or prior to October 31, 2024, and transfer US$75,000 from the Restricted Cash Account to an account designated by Meritz. The Company transferred the US$75,000 to Meritz on October 2, 2024 and additionally transferred US$1,469 to Meritz on November 1, 2024 (Collectively as “Deposit Amount”);
b)	Yin Qing Holdings Limited, which is wholly owned by Mr. Qingfeng Feng, the CEO and director of the Company, through the Founders Offshore Vehicle shall pledge all of its rights and interests in 7,000,000 Company’s ordinary shares (“Pledged Shares”) in favor of Meritz, which was completed on October 15, 2024, and serves as security for the Company’s full and timely fulfillment of its obligation under the Meritz Subscription Agreement and the Meritz Supplemental Agreement. The pledge shall be released upon the earlier of i) completion of the repurchase of 17,500,000 Meritz Subscription Shares; ii) the aggregate cash amount deposited by the Company into the Restricted Cash Account or any account designated by Meritz reaching US$175,000. As of December 31, 2024, Meritz has not enforced the Pledged Shares following the Company’s failure to execute the repurchase of 17,500,000 Meritz Subscription Shares by December 31, 2024 and failure to satisfy the Cash Top Up Obligation as at December 31, 2024;
c)	payment of waiver fee of US$3,000, which was settled on November 1, 2024, which was recognized as interest expense in the consolidated and combined statements of comprehensive loss for the year ended December 31, 2024;
d)	outstanding obligations due to be paid by the Company (including Cash Top Up Obligation and waiver fee) as of November 1, 2024 shall bear a fixed rate of interest equal to 5% per month (“Default Interest”) until the date upon which the outstanding obligations are paid in full. The Company accrued US$7,958 interest expense for the outstanding obligations in the consolidated and combined statements of comprehensive loss for the year ended December 31, 2024 and has not been paid as of December 31, 2024;
e)	the Company and Meritz shall each use their best efforts to enter into an agreement for the repurchase of 17,500,000 Meritz Subscription Shares; and
f)	in addition to certain triggering events as set out in the Meritz Subscription Agreement, Meritz shall have the right to sell all or part of the Meritz Subscription Shares upon the occurrence of i) the incurrence of failure to satisfy Cash Top Up Obligation and payment of waiver fee, ii) failure to pledge the Pledged Shares; iii) failure to fulfill the obligation in the Supplemental Agreement; or iv) the closing price of the Company’s ADSs below US$4.00 per ADS (Collectively “Supplemental Put Option”).
-	Share Buyback Agreement

On November 29, 2024, the Company entered into a share buyback agreement with Meritz (“Share Buyback Agreement”), pursuant to which Meritz agrees to sell and surrender, and the Company agrees to repurchase, 17,500,000 ADSs, each representing one ordinary share of the Company, which was issued to Meritz concurrently with the closing of the Business Combination, before December 31, 2024. The total consideration payable by the Company for the buyback equals the amount that provides Meritz with a 12.5% internal rate of return, calculated for the period between February 22, 2024 and the date of the closing of the buyback (the “Buyback Closing”), on US$175,000. The Deposit Amount can be used to settle the Company’s obligation for the repurchase. Upon the Buyback Closing, certain provisions under the Meritz Subscription Agreement will terminate, including: (i) the Company’s obligation to maintain US$175,000 of unrestricted cash as of the last date of each fiscal quarter; (ii) the obligation to deposit additional cash as collateral in the Restricted Cash Account to secure the obligations due to changes in the closing price of the ADSs; and (iii) termination of Supplemental Put Option as stipulated in the Meritz Supplemental Agreement. The Buyback Closing has not completed as of December 31, 2024 and the Company fails to satisfy the Cash Top Up Obligation and Financial Covenant.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

-	Accounting for the Meritz Investment

At initial recognition, the Meritz put option liability is determined to be a freestanding financial instrument that is accounted for as a liability in the scope of ASC Topic 480, Distinguishing Liabilities from Equity, because the put options embody an obligation to repurchase equity shares by transferring assets. The Company initially measured the Meritz put option liability at fair value of US$130,082 and subsequently remeasured to fair value with changes in fair value of US$299,593 recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss.

Since the Share Buyback Agreement is entered into separately and apart from the issuance of the underlying 17,500,000 Meritz Subscription Shares, the Share Buyback Agreement is a freestanding financial instrument. The Share Buyback obligation is unconditional and requires the Company to repurchase a fixed number of its own equity shares for cash no later than December 31, 2024. Accordingly, the Company accounts for the Share Buyback obligation as a physically settled forward purchase contract in the scope of ASC Topic 480. The Company recognized share buyback forward liabilities of US$191,610 and derecognized put option liabilities of US$120,560 at fair value on November 29, 2024, with the difference of US$71,050 recognized as additional paid-in capital. The share buyback forward liabilities were subsequently accreted to US$193,528, with US$1,918 recognized as interest expenses in the consolidated and combined statements of comprehensive loss for the year ended December 31, 2024. Since the Deposit Amount can be used to settle the repurchase obligation, the Company offset the receivable from Meritz of US$76,469 from the share buyback forward liabilities in the consolidated balance sheet as of December 31, 2024.

Since the Meritz Put Option was triggered as of December 31, 2024, the put option liabilities of US$309,115 was classified as current liabilities in the consolidated balance sheet as of December 31, 2024.

The fair value of the put option liability as of December 31, 2024 is estimated using the scenario-weighted average method with binomial model, with the following assumptions:

As of December 31, 2024

Risk‑free interest rate	4.25%
Expected volatility	55.07%
Expected dividend yield	0.00%
Remaining term	2.14 year

The Meritz call options are accounted for under ASC 815-40 “Derivatives and Hedging — Contracts in Entity’s Own Equity” as they are determined to be freestanding financial instruments that are indexed to the Company’s own stock and will be physically settled in shares. The call options are classified as equity. The Company initially measured the call option at fair value basis of US$257 by allocation of remaining net proceeds after deducting the fair value of Meritz put option between the call options recognized in additional paid-in capital and the ordinary shares issued on a relative fair value basis.

PIPE Investments

In 2023, the Company entered into subscription agreements (the “PIPE Subscription Agreements”) with LTIIL, ultimately controlled by Geely Holding, Etika, and other investors, pursuant to which the LTIIL, Etika and other investors have committed to subscribe for and purchase the Company’s ordinary shares at $10.00 per share for an aggregate investment amount of US$127,500, US$122,500 and US$94,713, respectively (“PIPE Investments”). The obligations of the parties to consummate the PIPE Investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) all conditions precedent under the Merger Agreement having been satisfied or waived (other than those to be satisfied at the closing of the Business Combination), (ii) the accuracy of representations and warranties in all material respects, (iii) material compliance with covenants; and (iv) all of the consents from, and filings and/or registrations with, applicable governmental authority as required by applicable PRC laws in connection with the PIPE Investor’s outbound direct investment in the Company shall have been duly obtained and completed.

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

Upon the consummation of the Merger Transaction, as mentioned in note 1(b), the above Meritz Investment and PIPE Investments were completed with the issuance of 85,849,458 ordinary shares by the Company to the PIPE investors.

15.	EXCHANGEABLE NOTES

		Lightning
	WFOE	Speed	Kingway
	Exchangeable	Exchangeable	Exchangeable
	Notes	Notes	Notes	Total
	US$	US$	US$	US$
Balance as of January 1, 2022	126,420	—	—	126,420
Issuance of exchangeable notes	307,172	71,792	—	378,964
Exchange to Series A redeemable convertible preferred shares (note 18)	(60,419)	—	—	(60,419)
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	13,162	—	—	13,162
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	33	—	—	33
Foreign currency translation adjustment	(31,048)	—	—	(31,048)
Balance as of December 31, 2022	355,320	71,792	—	427,112
Issuance of exchangeable notes	27,883	—	—	27,883
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	737	3,711	—	4,448
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	272	1,398	—	1,670
Foreign currency translation adjustment	(5,574)	(1,223)	—	(6,797)
Balance as of December 31, 2023	378,638	75,678	—	454,316
Issuance of exchangeable notes	—	—	28,541	28,541
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	(11,509)	2,606	918	(7,985)
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	—	(1,996)	(905)	(2,901)
Repayments	(365,994)	—	—	(365,994)
Foreign currency translation adjustment	(1,135)	(1,124)	(719)	(2,978)
Balance as of December 31, 2024	—	75,164	27,835	102,999
– Current portion	—	—	—	—
– Non-current portion	—	75,164	27,835	102,999

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

During the years ended December 31, 2022 and 2023, the Group issued US$307,172 and US$27,883 to the WFOE Exchangeable Notes Holder, respectively. US$57,430 (equivalent to RMB400,000) issued in November 2021 was exchanged for Series A redeemable convertible preferred shares in December 2022, as mentioned in note 18.

At the time when there is a subsequent round of equity financing, upon the notification in writing by the Group, the WFOE Exchangeable Notes Holder is entitled to convert the whole or any portion of the outstanding principal amount of the WFOE Exchangeable Notes into the shares of the subsequent round of equity financing at the post-money equity valuation based on a fixed monetary amount.

Pursuant to the agreement, the land use right of US$32,653 included in operating lease right-of-use assets and corporate buildings under construction of US$37,287 included in property, equipment and software have been pledged to the WFOE Exchangeable Notes Holder as of December 31, 2023, which was cancelled from pledge in April 19, 2024.

Prior to a qualified initial public offering (“Qualified IPO” which is defined as an initial public offering and listing or back door listing (including via Business Combination) or other similar transactions to achieve the listing of the shares of the Company):

1)	Upon the conversion, the WFOE Exchangeable Notes Holder is entitled to require Founders Onshore Vehicle or its designated entity to transfer the Company’s shares at the price of RMB1 per share to make the WFOE Exchangeable Notes Holder’s shareholding in the Company not less than 5%, based on an investment of RMB3,000,000. If the investment amount at time of conversion is less than RMB3,000,000, 5% shareholding shall be adjusted on a pro-rata basis.
2)	The Founders Onshore Vehicle or its designated entity must purchase all or a portion of the shares held by the WFOE Exchangeable Notes Holder at a price equal to the outstanding principal amount of the WFOE Exchangeable Notes plus interest rate of 3% per annum, if the Company failed to the consummation of Qualified IPO within seven-year anniversary of issuance date for each tranche of WFOE Exchangeable Notes, at the option of the WFOE Exchangeable Notes Holder.
3)	The Founders Onshore Vehicle or its designated entity has the right to purchase 60% of the shares held by the WFOE Exchangeable Notes Holder at a price equal to the outstanding principal amount of the WFOE Exchangeable Notes plus interest rate of 8% per annum prior to the consummation of Qualified IPO.

The above three features are collectively referred to as the “Rights and Obligations provided by the Founders Onshore Vehicle”.

The guarantees and Rights and Obligations provided by the Founders Onshore Vehicle were accounted for as shareholder contributions at its estimated fair value at the respective issuance date of each tranche of loans. The fair value of the guarantees and Rights and Obligations provided by the Founders Onshore Vehicle was US$909 for the tranches issued in 2023, and US$8,135 for the tranches issued in 2022. The fair value of the guarantees and Rights and Obligations was treated as debt issuance cost and charged to the interest expenses in the consolidated and combined statements of comprehensive loss.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

On April 27, 2023, the Company entered into a subscription agreement with the WFOE Exchangeable Notes Holder (the “Jingkai Subscription Agreement”), pursuant to which the WFOE Exchangeable Notes Holder has committed to subscribe for and purchase the Company’s ordinary shares for US$10.00 per share, for an investment amount of US$367,092 (equivalent to RMB2,600,000), which will be settled by the then outstanding principal amount of the WFOE Exchangeable Notes. Pursuant to Jingkai Subscription Agreement, the obligations of the parties to consummate the investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (a) all conditions precedent under the Merger Agreement having been satisfied or waived, and (b) all of the consents from, and filings and/or registrations with, applicable governmental authority as required by applicable PRC laws for the WFOE Exchangeable Notes Holder’s outbound direct investment in the Company shall have been duly obtained and completed (collectively as “Closing Conditions”). The Jingkai Subscription Agreement shall terminate upon the earlier to occur of (a) termination of the Merger Agreement, and (b) March 15, 2024, or such later termination date of the Merger Agreement as agreed among the parties thereto, among other things.

Pursuant to the above agreements, the maturity dates of the WFOE Exchangeable Notes were extended to the earlier of March 15, 2024 and termination of the Merger Agreement. The Group evaluated the amendment in accordance with ASC 470 - 50, Modifications and Extinguishments, and concluded that the change in present values of the WFOE Exchangeable Notes before and after the amendment was less than 10%. Therefore, the Group determined the amendment did not represent an extinguishment. The fair value change arising from the modification of US$661 was reflected in the fair values of the WFOE Exchangeable Notes for the year ended December 31, 2023.

As mentioned in Note 1(b), upon the consummation of Business Combination, following the settlement of the outstanding principal amount of the WFOE Exchangeable Notes of US$365,994 to WFOE Exchangeable Notes Holder, the Company issued 36,597,038 ordinary shares to WFOE Exchangeable Notes Holder at a total consideration of US$361,262.

The Group elected the fair value option to account for the WFOE Exchangeable Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The WFOE Exchangeable Notes were recognized at fair value at the issuance date and are measured subsequently at fair value. The changes in fair values of the WFOE Exchangeable Notes due to the instrument-specific credit risk of nil, US$272 and US$33 were recognized to other comprehensive income (loss) and all other changes in fair values of US$11,509, US$737 and US$13,162 were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively. Upon redemption of WFOE Exchangeable Notes, the accumulated recognized other comprehensive loss relating to fair value changes of the WFOE Exchangeable Notes due to instrument-specific credit risk of US$181 was recycled to the consolidated and combined statements of comprehensive loss for the year ended December 31, 2024.

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

In December 2022, Lightning Speed issued the first tranche of US$71,792 (equivalent to RMB500,000) to the Lightning Speed Exchangeable Notes Holder.

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

The Lightning Speed Exchangeable Notes Holder is entitled to request Lightning Speed to repay all outstanding principal and interests at maturity or if there is any occurrence of events of default by Lightning Speed. During the years ended December 31, 2024 and 2023, no default event was occurred.

The Group elected the fair value option to account for the Lightning Speed Exchangeable Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Lightning Speed Exchangeable Notes were recognized at fair value at the issuance date and are measured subsequently at fair value. The changes in fair values of the Lightning Speed Exchangeable Notes due to the instrument-specific credit risk of US$1,996 were credited, US$1,398 and nil were debited to other comprehensive income (loss) and all other changes in fair values of US$2,606, US$3,711 and nil were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively.

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

	As of December 31,
	2024	2023
Risk-free interest rates	1.08%-1.14%	2.08% – 2.29%
Probability of conversion	75.00%	75.00%
Bond yield	6.32%	4.03%

Kingway Exchangeable Note

On September 29, 2024, the Company’s subsidiary, Hangzhou Kingway Technology Co., Ltd. (“Kingway”) entered into an exchangeable note agreement with an investor. Pursuant to the agreement, Kingway is entitled to issue exchangeable note (the “Kingway Exchangeable Notes”) of RMB600,000 to obtain financing from the investor (the “Kingway Exchangeable Notes Holder”). The repayments of the Kingway Exchangeable Notes were guaranteed by the ultimate shareholders of Kingway in mainland China, i.e., Wuhan Lotus Technology Co., Ltd., a wholly owned subsidiary of the Company. Each tranche of Kingway Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance and bearing a simple interest rate of LPR.

In September 2024, Kingway issued the first tranche of exchangeable notes with the principal amount of US$28,541 (equivalent to RMB200,000) to the investor.

During the period from the issuance date to the maturity date of each tranche of Kingway Exchangeable Notes, the Kingway Exchangeable Notes Holder is entitled to convert the whole or any portion of the outstanding principal amount and accumulated outstanding accrued interest of the Kingway Exchangeable Notes into the shares of Kingway based on the equity valuation of Kingway, which is subject to further agreement by both parties, at the conversion date.

The Kingway Exchangeable Notes Holder is entitled to request Kingway to repay all outstanding principal and interests at maturity or if there is any occurrence of events of default by Kingway. During the year ended December 31, 2024, no default event was occurred.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Group elected the fair value option to account for the Kingway Exchangeable Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Kingway Exchangeable Notes were recognized at fair value at the issuance date and are measured subsequently at fair value. The changes in fair values of the Kingway Exchangeable Notes due to the instrument-specific credit risk of US$905 was credited to other comprehensive income (loss) and all other changes in fair values of US$918 was recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2024.

The Group adopted a scenario-weighted average method to estimate the fair value of the Kingway Exchangeable Notes, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of the Kingway Exchangeable Notes are estimated with the following key assumptions used:

As of December 31, 2024
Risk‑free interest rate	1.02%~1.39%
Probability of conversion	75%
Bond yield	7.89%

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

16.	CONVERTIBLE NOTES

	Series	Subsidiary	2023	2024
	Pre-A Note	Convertible Note	Convertible Notes	Convertible Notes	Total
	US$	US$	US$	US$	US$
Balance as of December 31, 2021	23,445	—	—	—	23,445
Issuance of convertible notes	—	75,037	—	—	75,037
Conversion to Series Pre-A redeemable convertible preferred shares (note 18)	(23,445)	—	—	—	(23,445)
Changes in fair values of convertible notes, excluding impact of instrument-specific credit risk	—	4,264	—	—	4,264
Changes in fair values of convertible notes due to the instrument-specific credit risk	—	890	—	—	890
Foreign currency translation adjustment	—	(3,421)	—	—	(3,421)
Balance as of December 31, 2022	—	76,770	—	—	76,770
Issuance of convertible notes	—	—	25,297	—	25,297
Partial redemption of convertible notes	—	—	(5,648)	—	(5,648)
Interest paid	—	(3,072)	—	—	(3,072)
Changes in fair values of convertible notes, excluding impact of instrument-specific credit risk	—	2,376	616	—	2,992
Changes in fair values of convertible notes due to the instrument-specific credit risk	—	6,951	12	—	6,963
Foreign currency translation adjustment	—	(1,390)	—	—	(1,390)
Balance as of December 31, 2023	—	81,635	20,277	—	101,912
Issuance of convertible notes	—	—	9,500	109,784	119,284
Interest paid	—	(5,357)	—	—	(5,357)
Changes in fair values of convertible notes, excluding impact of instrument-specific credit risk	—	7,905	337	5,790	14,032
Changes in fair values of convertible notes due to the instrument-specific credit risk	—	(8,789)	—	(1,664)	(10,453)
Conversion to ordinary shares	—	—	(30,114)	—	(30,114)
Foreign currency translation adjustment	—	(1,148)	—	—	(1,148)
Balance as of December 31, 2024	—	74,246	—	113,910	188,156
– Current portion	—	—	—	113,910	113,910
– Non-current portion	—	74,246	—	—	74,246

Series Pre-A Note

On November 29, 2021, the Company entered into one-year convertible notes with a principal amount of US$23,445 (equivalent to RMB150,000) with coupon rate of 8% per annum with an investor (“Series Pre-A Note”).

On February 28, 2022, the Series Pre-A Note was converted into 5,332,827 Series Pre-A preferred shares within the terms of the agreement and no gain or loss was recorded.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Subsidiary Convertible Note

On June 8, 2022, the Company’s subsidiary, Ningbo Robotics Co., Ltd. (“Ningbo Robotics”), issued a seven-year convertible note (the “Subsidiary Convertible Note”) with the principal amount of US$75,037 (equivalent to RMB500,000) to an investor (the “Subsidiary Convertible Note Holder”). The Subsidiary Convertible Note Holder is entitled to receive annual interest equal to the outstanding principal multiplied by the latest five-year loan prime rate (“LPR”) published by China Foreign Exchange Trade System plus 79.8% per annum, i.e., LPR*(1+79.8%) (“interest rate”) on June 30 every year until the expiration of the Subsidiary Convertible Note.

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

The Group elected the fair value option for the Subsidiary Convertible Note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Subsidiary Convertible Note was recognized at fair value at the issuance date and is measured subsequently at fair value. Changes in fair value of the Subsidiary Convertible Note was US$884, US$9,327 and US$5,154 for the years ended December 31, 2024, 2023 and 2022, among which, changes in fair value due to the instrument-specific credit risk of US$8,789 was credited, US$6,951 and US$890 were debited to other comprehensive income (loss) and all other changes in fair values of US$7,905, US$2,376 and US$4,264 was recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated and combined statement of comprehensive loss for the year ended December 31, 2024, 2023 and 2022, respectively.

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

	As of December 31,
	2024	2023
Risk-free interest rates	1.30%	2.40%
Probability of conversion	10.00%	10.00%
Bond yields	6.69%-7.74%	4.85%-5.84%

2023 Convertible Notes

During the year ended December 31, 2023, the Company issued the following convertible notes (“2023 Convertible Notes”).

i)	Pre-IPO Notes

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

In January 2024, the Company issued principal amount of US$9,500 to one of the investors of Pre-IPO Notes, a related party controlled by the Controlling Shareholder of the Company at the cash consideration of US$9,500.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

ii)	Momenta Note

On April 28, 2023, the Company entered into a convertible note purchase agreement with Momenta Global Limited, a related party of Momenta (Suzhou) Technology Limited Company, pursuant to which the Company agreed to issue to Momenta Global Limited a convertible note for a purchase price equal to US$ equivalent of RMB80,000 as calculated based on the US$/RMB central parity rate set by the People’s Bank of China as of the issue date (the “Momenta Note”) with maturity date being the date that is one year following the issue date. The Momenta Note in the principal amount of US$11,297 has been issued by the Company on May 30, 2023 following the Group’s acquisition of Momenta’s 40% equity interest in Ningbo Robotics for a cash consideration of RMB80,000 pursuant to Momenta’s redemption right under the shareholders’ agreement of Ningbo Robotics as mentioned in note 19. The Momenta Note bears (a) a simple interest rate of 8% per annum, if the consummation of the Business Combination fails to occur on or prior to November 12, 2023 due to reasons not attributable to Momenta Global Limited, or (b) no interest, under any other circumstance. According to the terms of the Momenta Note, if the consummation of the Business Combination occurs on or prior to the maturity date, all of the then outstanding principal amount and any accrued but unpaid interest (as applicable) of the Momenta Note shall be automatically converted into such number of fully paid and non-assessable ordinary shares of the Company, at a conversion price equal to the lesser of (A) US$10.00 and (B) the lowest per share price at which any ordinary shares of the Company are issued in any PIPE investment. If the consummation of the Business Combination fails to occur on or prior to the maturity date, Momenta Global Limited shall be entitled to request redemption of the then outstanding amount of the Momenta Note and the Company shall make payment of the redemption price in an amount equal to the outstanding principal amount and the accrued interest (as applicable) to Momenta Global Limited promptly (and in any event within two business days after the maturity date)(“Partial Redemption Price”). In addition, each of the Company and Momenta Global Limited has a voluntary redemption right to partially redeem or request redemption of the Momenta Note at any time during the period beginning from July 1, 2023 and ending on the date on which the Momenta Note has been fully converted into the Company’s ordinary shares, at a redemption price that is equal to 50% of the principal amount plus any accrued but unpaid interest (as applicable) (the “Partial Redemption Price”) by providing written notice to the other party, and the Company shall make payment of the Partial Redemption Price to Momenta Global Limited within ten business days following delivery or receipt of such written notice, as the case may be.

On November 11, 2023, the Company exercised such voluntary redemption right and subsequently made a payment of the Partial Redemption Price of US$ 5,648 to Momenta Global Limited.

As mentioned in Note 1(b), 577,456 ordinary shares were issued to Momenta Global Limited pursuant to the conversion of Momenta Note, including both principal and interest, and 2,433,912 ordinary shares were issued to a number of Pre-IPO Notes investors pursuant to the conversion of Pre-IPO Notes, including both principal and interest, upon the consummation of the Merger Transaction.

The Group elected the fair value option for 2023 Convertible Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The 2023 Convertible Notes were recognized at fair value at the issuance date and are measured subsequently at fair value. Changes in fair value of the 2023 Convertible Notes was US$337, US$628 and nil for the years ended December 31, 2024, 2023 and 2022, among which, changes in fair value due to the instrument-specific credit risk of nil, US$12 and nil was recognized in other comprehensive income (loss) and all other changes in fair values of US$337, US$616 and nil was recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively. Upon redemption of 2023 Convertible Notes, the accumulated recognized other comprehensive loss relating to fair value changes of the 2023 Convertible Notes due to instrument-specific credit risk of US$12 was recycled to the consolidated and combined statements of comprehensive loss for the year ended December 31, 2024.

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

As of December 31, 2023
Risk‑free interest rate	5.51%-5.52%
Probability of conversion	90%
Bond yield	7.01%-8.47%

2024 Convertible Notes

On June 24 and June 25, 2024, the Company entered into short-term unsecured convertible notes (“2024 Convertible Notes”) agreement with a related party, Geely International (Hong Kong) Limited (“2024 Convertible Notes Holder”) and issued convertibles notes with principal amounts of US$54,904 and US$54,880, respectively, that will both be due on June 22, 2025. The 2024 Convertible Notes Holder is entitled to receive interest at coupon rate of Secured Overnight Financing Rate published on the New York Federal Reserve website(“SOFR”) plus 3.35% per annum. The 2024 Convertible Notes Holder has the right, at its option, to convert all or any portion of the notes, to the Company’s fully paid ordinary shares at any time during the conversion period. The conversion price equals to the volume-weighted average of the last reported sale price of the Company’s ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date, subject to adjustment.

The Group elected the fair value option to account for the 2024 Convertible Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The 2024 Convertible Notes were recognized at fair value at the issuance date and is measured subsequently at fair value. Changes in fair value of the 2024 Convertible Notes was US$4,126 for the year ended December 31, 2024, among which, changes in fair value due to the instrument-specific credit risk of US$1,664 was recognized in other comprehensive income (loss) and all other changes in fair values of US$5,790 was recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2024.

The Group adopted a Binomial option-pricing model to estimate the fair value of the 2024 Convertible Notes, based on assumptions related to risk-free interest rate, expected share-price volatility and bond yield. On each node of the binomial lattice, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair value of the 2024 Convertible Notes are estimated with the following key assumptions used:

As of December 31, 2024
Risk‑free interest rate	4.25%
Volatility	56.70%
Bond yield	10.12%

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

17.	DEFERRED INCOME

	Asset-related	R&D-related
	subsidy	subsidy	Total
	US$	US$	US$
Balance as of December 31, 2021	282,322	57,974	340,296
Recognized as income during the year	—	(54,954)	(54,954)
Foreign currency translation adjustment	(23,872)	(3,020)	(26,892)
Balance as of December 31, 2022	258,450	—	258,450
Subsidy received during the year	16,345	—	16,345
Recognized as income during the year	—	—	—
Foreign currency translation adjustment	(4,698)	—	(4,698)
Balance as of December 31, 2023	270,097	—	270,097
Subsidy received during the year	28,135	—	28,135
Recognized as income during the year	(25)	—	(25)
Foreign currency translation adjustment	(4,284)	—	(4,284)
Balance as of December 31, 2024	293,923	—	293,923

During the years ended December 31, 2024, 2023 and 2022, the Group received specific subsidies of US$28,135, US$16,345 and nil for compensating the expenditures on the construction of the Group’s corporate buildings and plant (“asset-related subsidy”), respectively.

During the years ended December 31, 2024, 2023 and 2022, the Group recognized government grants of nil, nil and US$54,954 for the R&D expenses incurred under this subsidy, respectively.

The Group received government grants of US$8,613, US$4,077 and US$870 with no future related costs required during the years ended December 31, 2024, 2023 and 2022, which were directly recognized as government grants in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

18.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

The Company’s activities with respect to the redeemable convertible preferred shares are as below:

	Series Pre-A		Series A
	Preferred Shares		Preferred Shares		Total
	Shares	US$	Shares	US$	Shares	US$
Balance as of December 31, 2021	—	—	—	—	—	—
Issuance of preferred shares	35,552,179	153,126	27,343,520	190,723	62,895,699	343,849
Re-designation of ordinary shares into preferred shares	5,332,827	23,650	—	—	5,332,827	23,650
Accretion of redeemable convertible preferred shares	—	508	—	402	—	910
Balance as of December 31, 2022	40,885,006	177,284	27,343,520	191,125	68,228,526	368,409
Accretion of redeemable convertible preferred shares	—	7,225	—	7,896	—	15,121
Balance as of December 31, 2023	40,885,006	184,509	27,343,520	199,021	68,228,526	383,530
Accretion of redeemable convertible preferred shares	—	1,385	—	1,594	—	2,979
Conversion to ordinary shares	(40,885,006)	(185,894)	(27,343,520)	(200,615)	(68,228,526)	(386,509)
Balance as of December 31, 2024	—	—	—	—	—	—

Series Pre-A Preferred Shares

During February to July 2022, the Company issued 35,552,179 Series Pre-A redeemable convertible preferred shares (“Series Pre-A Preferred Shares”) to two entities designated by an investor (“Pre-A Investor A”) for an aggregated consideration of US$153,126, among which US$129,681 was settled by cash and US$23,445 was settled by the Series Pre-A Note issued in November 2021 as mentioned in note 16.

On March 18, 2022, an ordinary shareholder of the Company, who is also a member of management, entered into a share purchase agreement with an investor (“Pre-A Investor B”), pursuant to which the ordinary shareholder sold its 5,332,827 ordinary shares to the Pre-A Investor B with a cash consideration of US$23,650 (equivalent to RMB150,000). On March 22, 2022, the Company’s 5,332,827 ordinary shares were redesignated as Series Pre-A Preferred Shares. The Company considered the redesignation, in substance, was effectively a repurchase and retirement of the ordinary shares and simultaneously an issuance of Series Pre-A Preferred Shares. The excess of the ordinary shares’ fair value over their par value in the amount of US$13,024 was charged to additional paid-in capital. The excess of the preferred shares’ fair value over the ordinary shares’ fair value in the amount of US$10,625 was recognized as share-based compensation expenses, included in “General and administrative expenses” in the consolidated and combined statement of comprehensive loss for the year ended December 31, 2022.

Series A Preferred Shares

During October to December 2022, the Company issued 27,343,520 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) to several investors for an aggregated consideration of US$187,734, among which US$130,304 was settled by cash and the remaining US$57,430 was exchanged by the WFOE Exchangeable Notes issued in November 2021 as mentioned in note 15. One of the investors of Series A Preferred Shares is Northpole GLY 3 LP, a related party controlled by one of the Company’s directors, subscribed 2,818,400 shares for a cash consideration of US$20,000.

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

As mentioned in note 1 (b), all the preferred shares of the Company that were issued and outstanding were converted to 68,228,526 ordinary shares of the Company upon the consummation of Business Combination.

19.	MANDATORILY REDEEMABLE NONCONTROLLING INTEREST

US$
Balance as of December 31, 2021	6,593
Changes in fair values of mandatorily redeemable noncontrolling interest, excluding impact of instrument-specific credit risk	5,565
Changes in fair values of mandatorily redeemable noncontrolling interest due to the instrument-specific credit risk	(30)
Foreign currency translation adjustment	(747)
Balance as of December 31, 2022	11,381
Changes in fair values of mandatorily redeemable noncontrolling interest, excluding impact of instrument-specific credit risk	108
Redemption of mandatorily redeemable noncontrolling interest	(11,554)
Foreign currency translation adjustment	65
Balance as of December 31, 2023	—

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

On April 28, 2023, the Group and Momenta entered into an agreement, pursuant to which, the Group redeemed Momenta’s 40% equity interest in Ningbo Robotics for a cash consideration of US$11,554 (equivalent to RMB80,000) pursuant to Momenta’s redemption right under the shareholders’ agreement of Ningbo Robotics (the “Robotics Redemption”). As mentioned in note 16, on May 30, 2023, the Company issued a convertible note to Momenta Global Limited, a related party of Momenta, following the Robotics Redemption.

The Group elected the fair value option to account for the mandatorily redeemable noncontrolling interest. The Group believes the fair value option best reflects the economics of the underlying transaction. Changes in fair value due to the instrument-specific credit risk of nil and US$30 was credited in other comprehensive income (loss) for the years ended December 31, 2023 and 2022 and all other changes in fair values of US$108 and US$5,565 were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2023 and 2022, respectively.

Upon redemption, the accumulated recognized other comprehensive income (loss) relating to fair value changes of the mandatorily redeemable noncontrolling interest due to instrument-specific credit risk of US$17 was recycled to the consolidated and combined statements of comprehensive loss.

20.	SENIOR BOND

On November 7, 2024, the Company entered into a bond subscription agreement (the “Bond Subscription Agreement”) with Kershaw Health Limited, a private limited company incorporated in England and Wales (the “Subscriber”), pursuant to which the Subscriber agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to the Subscriber, a senior bond due 2029 (the “Bond”), with the principal amount of US$500,000, at a subscription price of 100% of the principal amount of the Bond. The Subscriber shall pay or cause to be paid the subscription price in the amount of US$500,000 to the Company within thirty (30) days after the issue date of the Bond. Pursuant to the Bond Subscription Agreement, prior to the purchase price of the Bonds has been paid in full by the Subscriber, the Company may at its option repurchase the Bond, in whole but not in part, at a repurchase price equal to the aggregate principal amount of the Bond paid by the Subscriber to the repurchase date (if any).

As of December 31, 2024, the bond has not been issued.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

21.	OTHER NON-CURRENT LIABILITIES – THIRD PARTIES

Other non-current liabilities – third parties consisted of the following:

	As of December 31,
	2024	2023
	US$	US$
Deposits from third parties	17,438	19,210
Conditional and refundable government grants (i)	76,019	77,654
Warranty provision	21,313	6,539
Total	114,770	103,403
(i)The Group was awarded grants from governments and conditional on the operation performance and tax contribution in certain specified regions in the next few years. The government grants have been received and recognized as other non-current liabilities, which will be released to government grants in the consolidated and combined statements of comprehensive loss when the conditions attached for operation performance and tax contribution are satisfied. As of December 31, 2024, the Group estimated that the conditions attached for operation performance and tax contribution would be not probable to be satisfied, thus the Group classifies these liabilities as other non-current liabilities.

22.	ORDINARY SHARES

As mentioned in Note 18, on March 18, 2022, an ordinary shareholder of the Company, sold its 5,332,827 ordinary shares at US$4.43 per share to Pre-A Investor B with a cash consideration of US$23,650. The Company considered the redesignation, in substance, was effectively a repurchase and retirement of the ordinary shares and simultaneously an issuance of Series Pre-A Preferred Shares.

As mentioned in Note 1(b), following the Merger Transaction, the Company’s Articles were amended. As such, the shares and corresponding capital amounts and loss per share prior to the Merger have been retroactively adjusted. The new authorized shares of the Company is US$50 divided into 5,000,000,000 shares comprising of ordinary shares with par value of US$0.00001 each.

Upon the consummation of Business Combination on February 22, 2024, as mentioned in note 1(b), all ordinary shares of the Company held by all existing shareholders of the Company before the Merger Transaction were recapitalized from 2,142,922,222 ordinary shares into 474,621,603 ordinary shares using recapitalization factor of 0.2215 and the value of the ordinary share was reduced by US$16. The Company issued 202,114,211 ordinary shares, among which 1,417,544 ordinary shares held by the Sponsor remained unvested and subject to vesting condition as mentioned in note 1(b).

On August 23, 2024, the Company issued 16,000,000 ordinary shares to Deutsche Bank Trust Company Americas, which is reserved for future issuances upon the exercise or vesting of share options granted under the 2022 Share Incentive Plan. As of December 31, 2024, 110,300 shares were issued to employees under the 2022 Share Incentive Plan.

On September 16, 2024, the Company entered into a security purchase agreement (“Purchase Agreement”) with Westwood, pursuant to which, Westwood has committed to purchase, subject to certain conditions, up to US$350,000 of ADSs during a commitment period of approximately 36 months. Each issuance by the Company under the Purchase Agreement is subject to a maximum amount equal to 50% of the average daily trading volume in the ADSs on Nasdaq during the five trading days immediately preceding the day Westwood receives a valid purchase notice and subject to a US$100,000 cap. The purchase price of ADSs that the Company may direct Westwood to purchase will be equal to 97% of the lowest daily volume-weighted average price during the three consecutive trading days beginning on the date that a purchase notice is delivered by the Company to Westwood. As consideration for Westwood’s irrevocable commitment to purchase ADSs upon the terms of and subject to satisfaction of the conditions set forth in the Purchase Agreement, the Company issued 700,000 ordinary shares with fair value of US$3,500 to Westwood on September 19, 2024, which was recognized in general and administrative expenses for the year ended December 31, 2024. In addition, the Company issued 202,500 ordinary shares to Westwood with a total consideration of US$807.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The number of ordinary shares issued and outstanding as of December 31, 2024 is 694,134,038 and 676,826,794, respectively. The number of ordinary shares issued and outstanding as of December 31, 2023 is 474,621,603.

23.	DISTRIBUTION AGREEMENT

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

24.NONCONTROLLING INTEREST

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

During the year ended December 31, 2024, two third parties collectively made capital contributions of US$404 to incorporate Shanghai Lianpeng Culture Development Co., Ltd.(“Lianpeng”) with the Company. The Company holds 51% equity interest in Lianpeng.

25.	INCOME TAX
a)	Income tax

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

Other Countries

The maximum applicable income tax rates of other countries where the Company’s subsidiaries having significant operations in the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year ended December 31,
	2024	2023	2022
UK*	25%	25%	19%
Netherlands	25.8%	25.8%	25.8%
*	UK corporate income tax rate changed from 19% to 25% since April 2023.

The components of loss before income taxes are as follows:

	Year ended December 31,
	2024	2023	2022
	US$	US$	US$
The PRC, excluding Hong Kong	(542,306)	(514,816)	(652,302)
UK	(197,662)	(166,174)	821
Netherlands	(69,870)	(46,774)	(47,710)
Cayman Islands	(304,016)	(4,383)	(25,598)
Hong Kong	4,508	(1,859)	78
Others	4,070	(15,136)	440
Total	(1,105,276)	(749,142)	(724,271)

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The components of income tax expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year ended December 31,
	2024	2023	2022
	US$	US$	US$
Current income tax expense
− The PRC, excluding Hong Kong	566	727	73
− UK	(351)	—	(187)
− Netherlands	—	—	—
− Cayman Islands	—	—	—
− Hong Kong	721	—	6
− Others	1,076	386	400
Total current tax provision	2,012	1,113	292
Deferred income tax expense
− The PRC, excluding Hong Kong	—	—	—
− UK	—	—	—
− Netherlands	—	—	—
− Cayman Islands	—	—	—
− Hong Kong	—	—	—
− Others	—	—	—
Total deferred tax expense	—	—	—
Total income tax expense	2,012	1,113	292

The actual income tax expense reported in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2024, 2023 and 2022 differs from the amount computed by applying the PRC income tax rate of 25% to loss before income taxes due to the following:

	Year ended December 31,
	2024	2023	2022
	US$	US$	US$
Computed expected income tax benefit at the PRC statutory tax rate of 25%	(276,319)	(187,286)	(181,068)
Effect on tax rates in different tax jurisdiction	75,134	824	5,997
Preferential tax rate impact	(399)	(423)	—
Tax effect of non-deductible expenses	4,457	3,137	480
Tax effect of R&D expenses additional deduction	(13,025)	(17,732)	(3,068)
Change in valuation allowance	212,302	202,586	177,715
Others	(138)	7	236
Actual income tax expense	2,012	1,113	292

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

b)   Deferred income taxes

The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) balances as of December 31, 2024 and 2023 are as follows:

	As of December 31,
	2024	2023
	US$	US$
Deferred tax assets:
Net operating losses carryforwards	344,269	186,642
Accrued expenses	37,460	22,664
Deferral of tax deduction of R&D expenses	319,768	308,850
Operating lease liabilities	24,437	31,633
Exchangeable notes	1,433	5,061
Convertible notes	3,399	3,620
Deferral of tax deduction of advertising expenses	48	10,054
Property, equipment and software	3,479	2,908
Equity investments	985	843
Deferred revenue	18,499	19,102
Total gross deferred tax assets	753,777	591,377
Valuation allowance on deferred tax assets	(585,820)	(390,737)
Deferred tax assets, net of valuation allowance	167,957	200,640
Deferred tax liabilities:
Property, equipment and software	(1,530)	(3,430)
Derivative assets	(173)	(17)
Government grants	(132,061)	(155,717)
Operating lease right-of-use assets	(34,193)	(41,476)
Total deferred tax liabilities	(167,957)	(200,640)
Net deferred tax liabilities	—	—

The deferred taxes noted above are classified as follows in the Company’s consolidated balance sheets:

As of December 31,
	2024	2023
	US$	US$
Deferred tax assets	—	—
Deferred tax liabilities	—	—
Net deferred tax liabilities	—	—

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

As of December 31, 2024, the valuation allowances of US$585,820 were related to the deferred income tax assets of the certain subsidiaries of the Company which were in loss position. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Changes in valuation allowance are as follows:

	Year ended December 31,
	2024	2023	2022
	US$	US$	US$
Balance at the beginning of the year	390,737	202,715	32,914
Addition	209,569	189,952	177,715
Effect of foreign currency translation	(14,486)	(1,930)	(7,914)
Balance at the end of the year	585,820	390,737	202,715

As of December 31, 2024, the net operating loss carryforwards of the Company’s subsidiaries in the PRC, excluding Hong Kong, amounted to US$ 840,064, which can be carried forward for five years to offset future taxable profit. The net operating loss carryforwards of the Company’s subsidiaries in the PRC, excluding Hong Kong, will expire during the period from year 2026 to year 2029, if unused by the following year-end:

Year ending December 31,	Amount
US$
2026	42,883
2027	149,067
2028	297,747
2029	350,367
Total	840,064

As of December 31, 2024, the net operating loss carryforwards of the Company’s subsidiaries incorporated in Netherlands amounted to US$ 155,196. Operating losses can be carried forward without time limitation but are available to offset the first EUR 1,000 of taxable profits and 50% of taxable profits in excess of this of the current fiscal year.

As of December 31, 2024, the net operating loss carryforwards of the Company’s subsidiaries incorporated in UK amounted to US$ 358,476. Operating losses can be carried forward without time limitation but the annual limit of utilization of carryforward loss, without any cash tax impact, is GBP 5,000.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

26.	NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year ended December 31,
	2024	2023	2022
	US$	US$	US$
Numerator:
Net loss attributable to ordinary shareholders	(1,104,925)	(742,001)	(723,921)
Accretion of redeemable convertible preferred shares	(2,979)	(15,121)	(910)
Numerator for basic and diluted net loss per ordinary share calculation	(1,107,904)	(757,122)	(724,831)
Denominator:
Weighted average number of ordinary shares, basic and diluted[1]	645,227,356	474,621,603	475,805,054
Denominator for basic and diluted net loss per ordinary share calculation[1]	645,227,356	474,621,603	475,805,054
Net loss per ordinary share attributable to ordinary shareholders
– Basic and diluted [1]	(1.72)	(1.60)	(1.52)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

For the purposes of calculating loss per share for the years ended December 31, 2024, 2023 and 2022, the weighted average number of ordinary shares outstanding used in the calculation has been retrospectively adjusted to reflect the Recapitalization (see note 1(b)), as if the Recapitalization had occurred at the beginning of the earliest period presented. The calculation of basic loss per share excludes 1,417,544 unvested earn-out shares issued to the Sponsor which can only be vested upon meeting certain conditions, and 17,500,000 ordinary shares which the Company has entered into forward contract that require physical settlement by repurchase.

The following outstanding potentially dilutive ordinary share equivalents adjusted to reflect the effect of Recapitalization have been excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the years presented due to their antidilutive effect:

	Year ended December 31,
	2024	2023	2022
Redeemable convertible preferred shares (note 18)	—	68,228,526	68,228,526
Exchangeable notes (i)	—	36,709,165	34,459,983
2024 Convertible notes (ii)	31,779,905	—	—
2023 Convertible notes (iii)	—	2,029,407	—
Mandatorily redeemable noncontrolling interest (iv)	—	—	1,148,666
Share options(v)	13,570,227	10,073,233	10,378,710
Warrant (vi)	—	711,044	711,044
Meritz put option (vii)	32,500,000	—	—
Public Warrant (note 13)	9,054,522	—	—
Sponsor Warrant (note 13)	5,486,784	—	—
Total	92,391,438	117,751,375	114,926,929
(i)Represents the number of potentially dilutive ordinary shares equivalent after Recapitalization on as-if-converted basis, calculated by the fixed monetary value of US$367,092 (equivalent to RMB2,600,000) and US$344,600 (equivalent of RMB2,400,000) divided by the fixed conversion price of US$10 per share as of 2023 and 2022, respectively.
(ii)Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the fixed monetary value of US$109,784 divided by the estimated fair value of ordinary shares as of December 31, 2024.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(iii)For the year ended December 31, 2023, the conversion of 2023 Convertible Notes as mentioned in note 16 is not included in the calculation of basic or diluted loss per share, as the conversion is contingent upon the consummation of the Business Combination, which was not satisfied as of the period end.
(iv)Represents the number of potentially dilutive ordinary shares equivalent after Recapitalization on as-if-converted basis, calculated by the fixed monetary value of US$11,487 (equivalent of RMB80,000) divided by the fixed conversion price of US$10 per share as of December 31, 2022.
(v)For the year ended December 31, 2024, 13,570,227 vested and unvested share options are not included in the calculation of basic loss per share due to their antidilutive effect using treasury stock method.

For the years ended December 31, 2023 and 2022, 10,073,233 and 10,378,710 outstanding share options, respectively, are not included in the calculation of basic or diluted loss per share, as the issuance of such awards is contingent upon a Qualified IPO, which was not satisfied as of the year end.

(vi)For the year ended December 31, 2023, the warrant to purchase maximum 711,044 Series Pre-A Preferred Shares after Recapitalization is not included in the calculation of basic or diluted loss per share, as the issuance of such shares is contingent upon a qualifying event, which was not satisfied as of the year end.
(vii)For the years ended December 31, 2024, as mentioned in note 14, the exercise of put option issued to Meritz are not included in the calculation of diluted loss per share due to antidilutive effect using reverse treasury stock method.
(viii)The exchange or conversion of Lightning Speed Exchangeable Notes, Kingway Exchangeable Notes and Subsidiary Convertible Note to its respective equity holders as mentioned in note 15 and note 16, respectively, have no effect on the number of the Company’s outstanding ordinary shares. The potential common shares of Lightning Speed, Kingway and Ningbo Robotics, subsidiaries of the Company, were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented due to their antidilutive effect.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

27.	REVENUES

The Group’s revenues are disaggregated by service lines as follows:

	Year ended December 31,
	2024	2023	2022
	US$	US$	US$
Service line
Sales of goods – third parties
– BEV lifestyle models	627,683	464,172	—
– Sports cars	211,771	183,160	828
– Parts and others	33,445	9,394	335
	872,899	656,726	1,163
Sales of goods – related parties
– BEV lifestyle models	6,650	1,093	—
– Sports cars	3,318	951	—
– Parts and others	8,194	1,388	23
	18,162	3,432	23
Subtotal	891,061	660,158	1,186

Services- third parties
– R&D service	1,224	3,448	—
– others[1]	7,706	2,829	27
	8,930	6,277	27
Services- related parties
– R&D service	22,799	10,619	7,800
– Others[2]	1,559	1,954	544
	24,358	12,573	8,344
Subtotal	33,288	18,850	8,371
Total revenues	924,349	679,008	9,557

1 Others primarily include trainings, installed premium intelligent driving system and upgrades, free battery charging services, maintenance services and vehicle internet connection services.

2 Others primarily include commission service fee.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Geographic information

The following summarizes the Group’s revenues by geographic areas (based on the locations of customers):

	Year ended December 31,
	2024	2023	2022
	US$	US$	US$
Chinese mainland	314,368	419,448	8,816
UK	208,255	83,827	437
Japan	33,699	26,390	—
Australia	5,701	20,335	—
Belgium	49,524	20,701	—
France	29,060	16,341	—
Italy	38,178	14,650	—
Germany	39,035	15,904	—
Netherlands	24,705	13,729	—
Korea	23,366	343	—
Malaysia	29,811	7,693	—
Thailand	32,432	2,780	—
Others	96,215	36,867	304
Revenues	924,349	679,008	9,557

Contract Liabilities

	As of December 31,
	2024	2023
	US$	US$
Current liabilities
– Contract liabilities – third parties	33,964	44,184
– Contract liabilities – related parties*	150	1
Non-current liabilities
– Contract liabilities – third parties	8,683	6,245
Contract liabilities, current and non-current	42,797	50,430

*This item is included in accrued expenses and other current liabilities — related parties in the consolidated balance sheets as of December 31, 2024 and 2023.

Among the balance of contract liabilities of US$50,430 as of December 31, 2023, US$39,441 was recognized as revenue during the year ended December 31, 2024.

The contract liabilities relate to up-front payments from the Group’s customers for purchase of vehicles or services in advance of transfer of the control of the products and services under the contract. Amounts that are expected to recognize as revenues within one-year are included as current contract liabilities with the remaining balance recognized as other non-current liabilities.

The Group expects that US$45,757 of transaction price allocated to unsatisfied performance obligation as of December 31, 2024 will be recognized as revenues within one year. The remaining US$44,847 will be recognized over the remaining contract periods over 1 to 10 years.

The Group has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

28.	FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis include derivative assets, investment securities, securities pledged to an investor, exchangeable notes, convertible notes, warrant liabilities and put option liabilities.

The following tables set the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2024 and 2023.

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
	Fair Value as of	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets
Investment securities	2,221	2,221	—	—
Securities pledged to an investor	315,796	315,796	—	—
Derivative asset	694	—	694	—
Liabilities
Put option liabilities – third parties	309,115	—	—	309,115
Warrant liabilities – Public Warrants	1,996	1,996	—	—
Warrant liabilities – Sponsor Warrants	1,344	—	—	1,344
Convertible notes – related parties	113,910	—	—	113,910
Convertible notes – third parties	74,246	—	—	74,246
Exchangeable notes	102,999	—	—	102,999

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
	Fair Value as of	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets
Investment securities	3,326	3,326	—	—
Derivative asset	67	—	67	—
Liabilities
Put option liabilities	11,884	—	—	11,884
Convertible notes	101,912	—	—	101,912
Exchangeable notes	454,316	—	—	454,316

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Investment securities: The Group values the listed equity securities using quoted prices for the underlying securities in active markets and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. As of December 31, 2024 and 2023, the Group’s equity securities were US$2,221 and US$3,326, respectively. The Group recorded the fair value loss of US$1,105, US$5,085 and US$2,905 in “Investment income (loss), net” in the consolidated and combined statements of comprehensive loss for the year ended December 31, 2024, 2023 and 2022, respectively.

Securities pledged to an investor: The estimated fair values of the securities are determined using available market information. Accordingly, the Group classifies the valuation technique that use these inputs as Level 1.

Put option liabilities, exchangeable notes and convertible notes: As the Group’s put option liabilities, exchangeable notes and convertible notes are not traded in an active market with readily observable quoted prices, the Group uses significant unobservable inputs (Level 3) to measure the fair value of the put option liabilities, exchangeable notes and convertible notes at inception and at each subsequent balance sheet date. See notes 12, 15 and 16 for information about the significant unobservable inputs used in the respective fair value measurements.

Public Warrants and Sponsor Warrants: Public Warrants is classified as Level 1 due to the use of the observed trading price. For Sponsor Warrants, see notes 13 for information about the significant unobservable inputs (Level 3) used in the fair value measurements.

The other financial assets and liabilities of the Group primarily consist of cash, restricted cash, accounts receivable, loan receivables and other receivables included in prepayments and other current assets and other non-current assets, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities and other non-current liabilities and operating lease liabilities. As of December 31, 2024 and 2023, the fair values of operating leases liabilities approximated to their carrying values, which were due to that the underlying interest rates approximated to the market rates for similar instruments with similar maturities. As of December 31, 2024 and 2023, the carrying amounts of other financial instruments approximated to their fair values due to short term maturity of these instruments.

The Group’s non-financial assets, such as property, equipment and software and intangible assets, would be measured at fair value only if they were determined to be impaired.

29.	SHARE-BASED COMPENSATION

The Company’ s shareholders approved and adopted a share incentive plan in September 2022, or the 2022 Share Incentive Plan, for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of the Group’s business. Under the 2022 Share Incentive Plan, the Company is authorized to grant options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2022 Share Incentive Plan is 51,550,661. During the years ended December 31, 2024, 2023 and 2022, 6,494,086, 775,561 and 10,378,710 options were granted under the 2022 Share Incentive Plan, respectively, among which, 174,970, nil and 312,292 share options were granted to non-employee service providers for providing operation consultation, business development, and research and development services, nil, nil and 1,028,126 share options were granted to employees of an entity ultimately controlled by the Controlling Shareholder of the Company, and 51,640, nil and nil share option had been granted to directors or officers during the years ended December 31, 2024, 2023 and 2022, respectively.

Share options granted under the 2022 Share Incentive Plan have a contractual term of ten years and have varying vesting terms that requires the grantees to render services for a period maximum to three years under which the grantees earn an entitlement to vest over such stipulated services period. The share awards are only exercisable subject to the grantee’s continuous service and the consummation of a Qualified IPO by the Group.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Share options

A summary of the share options activities for the years ended December 31, 2024 are presented below:

			Weighted	Weighted
		Weighted	average	remaining	Aggregate
	Number of	average	grant-date	contractual	intrinsic
	shares	exercise price	fair value	years	value
		US$	US$		US$
Outstanding as of December 31, 2023	10,073,233	2.89	2.08

Granted	6,494,086	2.89	3.20
Forfeited	(2,886,792)	2.89	2.76
Exercised	(110,300)	2.89	2.86

Outstanding as of December 31, 2024	13,570,227	2.89	2.31	8.39	27,354
Vested and expected to vest as of December 31, 2024	13,570,227	2.89	2.31	8.39	27,354
Exercisable as of December 31, 2024	13,498,246	2.89	2.31	8.39	27,240

Compensation expenses recognized for options during the years ended December 31, 2024, 2023 and 2022 is allocated as follows:

	Years ended December 31,
	2024	2023	2022
	US$	US$	US$
Research and development expenses	16,241	—	—
Selling and marketing expenses	1,247	—	—
General and administrative expenses	14,442	—	—
	31,930	—	—

For the years ended December 31, 2023 and 2022, the Group did not recognize any share-based compensation expenses for the share options granted as all awards contain a performance condition which is contingent upon the completion of a Qualified IPO and is not considered probable until the event happens.

For the year ended December 31, 2024, the Group consummated the Business Combination and recognized share-based compensation expenses of US$31,930.

As of December 31, 2024 and 2023, for the cumulative options granted to employees and non-employee service providers, the total unrecognized share-based compensation expense relating to these awards was US$132 and US$ 18,776, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

For the options granted to employees of an entity controlled by the Controlling Shareholder of the Company, who didn’t provide services to the Group, the Group elects to recognize the fair value of these options as dividends to the shareholder upon exercise. As of December 31, 2024 and 2023, the number of shares to be issued upon the exercise of these options was 829,899 and 940,640. The total fair value relating to these options as of December 31, 2024 and 2023 was US$1,847 and US$2,101, respectively. Note that the entity under common control is providing sports cars to the Group and the Group pays the purchase price at market rates, so no compensation expense is reflected for these grants. None of options granted to employees of an entity controlled by the Controlling Shareholder were exercised for the year ended December 31, 2024.

The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Years ended December 31,
Grant dates:	2024	2023	2022
Risk‑free interest rate (i)	3.71%-4.58%	3.4%-4.79%	3.71% – 4.15%
Expected volatility (ii)	54.11%-55.59%	54.06%-54.48%	56.13% – 56.32%
Expected dividend yield (iii)	0.00%	0.00%	0.00%
Exercise multiple (iv)	2.20-2.80	2.20-2.80	2.20 – 2.80
Expected terms (v)	10.00 years	10.00 years	10.00 years
Fair value of underlying ordinary share (vi)	US$4.06-US$9.81	US$5.91-US$8.93	US$3.61 – US$4.11
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
(vi)The estimated fair value was determined using the discounted cash flow method based on the equity allocation model before the consummation of the Merger Transaction, and open market price after the consummation of the Merger Transaction, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

30.	COMMITMENTS AND CONTINGENCIES

Purchase commitment

As of December 31, 2024, the Group has future minimum purchase commitment related to the purchase of vehicles, research and development services and other operating expenses. Total purchase obligations contracted but not yet reflected in the consolidated and combined financial statements as of December 31, 2024 were as follows:

	Less than	More than
	one year	one year	Total
	US$	US$	US$
Purchase commitment	89,314	11,798	101,112

Capital commitment

Total capital expenditures contracted but not yet reflected in the consolidated and combined financial statements as of December 31, 2024 were as follows:

	Less than	More than
	one year	one year	Total
	US$	US$	US$
Capital expenditure commitment(i)	26,888	1,904	28,792
(i)Represents the capital commitment on the construction of the Group’s corporate buildings, leasehold improvements,molds and tooling.

Repurchase commitment

The Group has entered into repurchase agreements with a lending institution in connection with its dealers’ wholesale floor-plan financing of vehicles. Pursuant to the agreements, in the event that a dealer has declared the intention to file for bankruptcy, and a lender is able to repossess the vehicle and deliver the repossessed vehicle to the Group, the Group is obligated to repurchase the vehicle from the lender at the unpaid balance of the original invoice price for the vehicle. The Group did not repurchase any vehicles under its repurchase agreements since the inception of the repurchase agreements, and the Group believes that, based on historical experience, the likelihood of a material loss pursuant to these repurchase obligations is remote. The total amount financed under the floor financing programs with repurchase obligations was US$110,503 as of December 31, 2024.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

31.	RELATED PARTY TRANSACTIONS
(a)	Related parties

Names of the major related parties	Nature of relationship
Geely Holding	Entity controlled by the controlling shareholder of the Company
Ningbo Geely R&D	Entity controlled by the controlling shareholder of the Company
Zhejiang Liankong Technologies Co., Ltd. (“Zhejiang Liankong”)	Entity controlled by the controlling shareholder of the Company
LGIL	Entity controlled by the controlling shareholder of the Company
Founders Onshore Vehicle	Entity controlled by the controlling shareholder of the Company
Geely HK	Entity controlled by the controlling shareholder of the Company
Wuhan Geely Auto Parts Co., Ltd. (“Wuhan Geely Auto Parts”)	Entity controlled by the controlling shareholder of the Company
Zhejiang Geely Automobile Co., Ltd. Wuhan Branch (“Geely Auto Wuhan Branch”)	Entity controlled by the controlling shareholder of the Company
Ecarx	Entity controlled by the controlling shareholder of the Company
ECARX (Hubei) Technology Co., Ltd. (“Hubei Ecarx”)	Entity controlled by the controlling shareholder of the Company
Hubei ECARX Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
LCL	Entity controlled by the controlling shareholder of the Company
Beijing Lotus Cars Sales Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Geely UK Limited	Entity controlled by the controlling shareholder of the Company
Volvo Car Corporation	Entity controlled by the controlling shareholder of the Company
Zhejiang Jirun Automobile Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Zhejiang Geely Automobile Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hangzhou Xuanyu Human Resources Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Zhejiang Geely Business Service Co., Ltd.	Entity controlled by the controlling shareholder of the Company
China Euro Vehicle Technology AB	Entity controlled by the controlling shareholder of the Company
Radar New Energy Automobile (Zhejiang) Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Geely Automobile Group Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Geely Technology Group Co., Ltd.
Lynk & Co Sales Netherlands BV	Entity controlled by the controlling shareholder of the Company
Geely Automobile Research Institute (Ningbo) Co., Ltd.	Entity controlled by the controlling shareholder of the Company
JChin (Shanghai) Mechanical and Electrical Equipment Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Polestar Automotive China Distribution Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hangzhou Fenghua Souvenir Co.,Ltd.	Entity controlled by the controlling shareholder of the Company
Zhejiang Jisu procurement management Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Zhejiang Huanfu Technology Co.,Ltd.	Entity controlled by the controlling shareholder of the Company
Chengdu Jinluda Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Hangzhou Luhongyuan Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Hubei Changjiang Chegu Industry Investment Fund Partnership	Entity which is under significant influence of the Company
Wuxi Stardrive Technology Co., Ltd.	Entity which is under significant influence of the Company
Zhejiang Xitumeng Digital Technology Co., Ltd.	Entity that the controlling shareholder of the Company has significant influence
Northpole GLY 3 LP	Entity controlled by one of the directors of the Company
Lotus Cars USA Inc.	Entity controlled by the controlling shareholder of the Company
Lynk & Co Investment Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hangzhou Geely EVUN Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Jizhi Culture Creative Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Volvo Personvagnar Aktiebolag	Entity controlled by the controlling shareholder of the Company
Shanghai Global Trading Corporation	Entity controlled by the controlling shareholder of the Company
Viridi E-Mobility (Ningbo) Co.,LTD	Entity controlled by the controlling shareholder of the Company
Zhejiang Yaoning New Materials Technology Co., Ltd	Entity controlled by the controlling shareholder of the Company
DRB HICOM BERHAD	Entity controlled by the ultimate owner of a principal shareholder of the Company

During the years ended December 31, 2024, 2023 and 2022, in addition to the related party transactions disclosed in note 12 of Put Option Liabilities, note 15 of Exchangeable Notes, note 16 of Convertible Notes, note 18 of Redeemable Convertible Preferred Shares and note 22 of Ordinary Shares to the financial statements, the Group entered into the following significant related party transactions.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(b)	Significant related party transactions

During the years ended December 31, 2024, 2023 and 2022, the Group entered into the following significant related party transactions:

	Year ended December 31,
	2024	2023	2022
	US$	US$	US$
Provision of services(i)	24,358	12,573	8,344
Sales of goods(i)	18,162	3,432	23

	Year ended December 31,
	2024	2023	2022
	US$	US$	US$
Payments on behalf of related parties ((ii).a)	24,070	4,022	244
Cash receipts by related parties on behalf of the Group ((ii).a)	—	3,695	—
Loans to related parties ((ii).b)	262,203	1,227	2,310
Interest income on loans due from related parties ((ii).b)	13,661	122	24
Purchase of products and services ((iii).a)	759,690	852,623	44,347
Purchase of products and services for R&D activities ((iii).b)	107,544	134,721	167,012
Payment of deposits ((ii).f)	1,113	—	—
Receipt from disposal of a subsidiary (v)	12,157	—	—
Borrowing from related party (vii)	198,475	—	—
Purchase of equipment and software ((iii).c)	1,346	11,223	42,798
Payment by related parties on behalf of the Group ((iii).d)	5,165	14,514	2,952
Short-term lease cost ((iii).e)	129	765	347
Deposits received from related party suppliers ((iii).f)	14	251	1,584
Acquisition of the distribution right ((iii).g)	—	22,296	—
Interest expenses to related parties ((iii).a & vii)	19,504	—	90
Repayments of borrowing from related party (iv)	—	—	10,573
Acquisition of right-of-use assets (iv)	—	12,166	214
Payment of lease liabilities (iv)	191	269	98
Payment of consideration for acquiring Lotus Tech Innovation Centre GmbH under common control (v)	—	—	15,512
Payment for purchase of a short-term investment (vi)	—	—	10,000
Proceed from settlement of related party loans((ii).b)	140	—	—

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(c)	Significant related party balances

The outstanding balances mainly arising from the above transactions as of December 31, 2024 and 2023 are as follows:

	As of December 31,
	2024	2023
	US$	US$
Accounts receivable - related parties (i)	107,816	22,430
Contract liabilities – related parties* (i)	150	1
Prepayments and other current assets – related parties (ii)	74,558	28,744
Other non-current assets – related parties ((ii).c & f)	1,113	2,706
Accounts payable-related parties ((iii).a)	410,433	340,419
Accrued expenses and other current liabilities – related parties (iii)	213,582	289,845
Other non-current liabilities – related parties ((iii).f)	1,471	1,634
Operating lease liabilities– related parties, current* (iv)	1,028	840
Operating lease liabilities– related parties, non-current (iv)	10,729	12,064
Investment securities – related parties (vi)	2,221	3,326
Loan receivable from a related party ((ii). b)	269,539	—
Short-term borrowings - related parties(vii)	199,570	—

*These items are included in accrued expenses and other current liabilities — related parties in the consolidated balance sheets as of December 31, 2024 and 2023.

Note:

(i)	The Group sold sports cars, BEV lifestyle models, auto parts and peripheral products and provided R&D services and other consulting services to a number of related parties. The Group provided services to related parties amounting to US$24,358, US$12,573 and US$8,344 for the years ended December 31, 2024, 2023 and 2022, respectively. The Group sold sports cars, BEV lifestyle models, auto parts and peripheral products to related parties amounting to US$18,162, US$3,432 and US$23 for the years end December 31, 2024, 2023 and 2022, respectively.

Accounts receivable due from related parties arising from sales of goods and provision of services, including facilitation services in relation to logistics and order processing, were US$107,816 and US$22,430 as of December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, receipts in advance of US$150 and US$1 were included in contract liabilities – related parties, respectively.

As of December 31, 2024 and 2023, accounts receivable due from related parties for R&D services of US$929 and nil was included as contract asset in prepayments and other current assets – related parties, respectively.

For the year ended December 31, 2024, the Group recorded US$2,188 in expected credit losses for accounts receivable – related parties in general and administrative expenses.

(ii)

Prepayments and other current assets – related parties other non-current assets – related parties of the Group are arising from transactions related to purchase of products and services (see note (iii).a), loans to related parties, and cash receipts on behalf of the Group as follows.

a.	The Group made payments of US$24,070, US$4,022 and US$244 on behalf of related parties for the years ended December 31, 2024, 2023 and 2022, respectively. Related parties collected cash receipts of nil, US$3,695 and nil on behalf of the Group for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, receivables of US$21,681 and USD$4,271 was included in prepayments and other current assets – related parties, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

b.	During the years ended December 31, 2024, 2023 and 2022, the Group provided unsecured short-term loans of US$556, US$1,227 and US$2,310, respectively, to related parties with interest rates of 3.65%-4.5% per annum. The Group collected US$140 from related parties during the years ended December 31, 2024. The Group recognized interest income of US$131, US$122 and US$24 for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the receivable for the loan principal and interest of US$3,348 and US$3,010 was included in prepayments and other current assets – related parties, respectively.

On March 11, 2024, the Group’s subsidiary and a related party, ultimately controlled by the Controlling Shareholder, entered into a loan agreement, pursuant to which the Group’s subsidiary provided unsecured loans with a total principal amount of US$354,000 with a term of five years and annual interest rate of 6.95%. During the year ended December 31, 2024, the Group provided loan principal of US$261,647 and recognized interest income of US$13,415. As of December 31, 2024, the receivable for the loan principal and interest was US$269,539 was included in loan receivable from a related party.

As mentioned in Note 1(f), the Group disposed a subsidiary in September 2024. The Group provided unsecured short-term loans to that subsidiary with an interest rate of 3% per annum. During the period from the disposal date to December 31, 2024, the Group recognized interest income of US$115. As of December 31, 2024, the receivable for the loan principal and interest of US$15,677 was included in prepayments and other current assets – related parties.

c.	As mentioned in note ((iii).a) and note ((iii).c) below, the amounts of prepayments to related parties for purchase of vehicles, auto parts and peripheral products of US$33,204 and US$21,404 were included in prepayments and other current assets – related parties as of December 31, 2024 and 2023, respectively. The amounts of prepayments to relate party for purchase of equipment of nil and US$2,706 was included in other non-current assets-related parties as of December 31, 2024 and 2023, respectively.
d.	As mentioned in note ((iii).e), the amounts of prepayments to related parties for short-term lease agreements of US$5 and US $82 were included in prepayments and other current assets – related parties as of December 31, 2024 and 2023, respectively.
e.	For the year ended December 31, 2024, the Group recorded US$267 in expected credit losses for prepayments and other current assets – related parties in general and administrative expenses. As of December 31, 2024, the expected credit loss provision recorded in prepayments and other current assets – related parties was US$286.
f.	During the year ended December 31, 2024, the Group has paid US$1,113 as deposit for services, which was included in other non-current assets - related parties.
(iii)

Accounts payable - related parties, accrued expenses and other current liabilities – related parties and other non-current liabilities– related parties are arising from transactions related to purchase of products and services, purchase of equipment and software, and payments by related parties on behalf of the Group as follows.

a.	The Group purchased sports cars, BEV lifestyle models, auto parts, peripheral products, commercial services relating to sales of sports cars and BEV lifestyle models and other consulting services from related parties. During the years ended December 31, 2024, 2023 and 2022, these purchases amounted to US$759,690, US$852,623 and US$44,347, among which, US$774,002, US$549,893 and US$839 were recognized as cost of goods sold for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, purchases including sports cars, BEV lifestyle models, auto parts and peripheral products of US$168,719 and US$248,331 were recorded as inventories, respectively.

As of December 31, 2024 and 2023, the amounts due to related parties for purchase of office materials, commercial services relating to sales of sports cars and BEV lifestyle models and other consulting services of US$25,483 and US$27,660 were included in accrued expenses and other current liabilities – related parties, respectively.

As of December 31, 2024 and 2023, the amounts due to related parties for purchase of sports cars, BEV lifestyle models, auto parts and peripheral products of US$410,433 and US$340,419 was included in accounts payable-related parties, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

During the year ended December 31, 2024 and 2023, the Group incurred interest expense of US$17,455 and nil due to the delay payments of accounts payable due to related parties, bearing interest rate of 6.95%.

b.	The Group purchased products and services from related parties for R&D activities. The Group recoded R&D expenses of US$107,544, US$134,721 and US$167,012 during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the amounts due to related parties for purchase of products and services for R&D activities of US$184,137 and US$217,256 were included in accrued expenses and other current liabilities – related parties, respectively.
c.	The Group purchased equipment and software of US$1,346, US$11,223 and US$42,798 from related parties for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the amounts due to related parties for purchase of equipment and software of US$2,649 and US$19,786 were included in accrued expenses and other current liabilities – related parties, respectively.
d.	Related parties paid US$5,165 and US$14,514 on behalf of the Group in association with travelling expenses, staff salary and social welfare, and other miscellaneous expenses, of which US$1,226 and US$1,605 were included in accrued expenses and other current liabilities – related parties as of December 31, 2024 and 2023, respectively.
e.	The Group entered into short-term lease agreements with related parties to rent office spaces. During the years ended December 31, 2024, 2023 and 2022, the Group incurred short-term lease costs of US$129, US$765 and US$347, respectively. As of December 31, 2024 and 2023, payables for short-term leases of US$48 and US$323, respectively, were included in accrued expenses and other current liabilities – related parties, respectively.
f.	The Group received deposits of US$14, US$251 and US$1,584 from related parties for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, US$39 and US$168 were included in accrued expenses and other current liabilities – related parties, and US$1,471 and US$1,634 was included in other non-current liabilities-related parties, respectively.
g.	On January 31, 2023, the Group entered into a distribution agreement with LCL, a wholly owned subsidiary of LGIL and ultimately controlled by the Controlling Shareholder of the Company, pursuant to which the Group was appointed as the exclusive global distributor to distribute certain models of vehicles and to provide after-sale services and brand, marketing and public relations for such vehicles distributed by it since January 31, 2023, for a cash consideration of US$22,296 (equivalent to GBP18,055), which was settled during the years ended December 31, 2024.
(iv)

The Group entered into lease agreements with related parties to rent office spaces and parking spaces. During the years ended December 31, 2024, 2023 and 2022, the Group recognized right-of-use assets of nil, US$12,166 and US$214 from related parties, respectively. The Group paid lease liabilities of US$191, US$269 and US$98 during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, current operating lease liabilities were US$1,028 and US$840, respectively, and non-current operating lease liabilities were US$10,729 and US$12,064, respectively.

(v)

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

On September 27,2024, the Company disposed 80% equity interest of Lotus Tech Innovation Centre GmbH to Geely UK Limited, for cash consideration of US$12,157.

(vi)

On May 13, 2022, the Company purchased a one-year convertible note (the “Note”) with the principal of US$10,000 issued by Ecarx. Upon the listing of Ecarx on December 21, 2022, the Note was automatically converted to the Class A ordinary shares of Ecarx (the “listed equity securities”) at conversion price of US$9.5 per share. As of December 31, 2024 and 2023, the fair value of listed equity securities was US$2,221 and US$3,326, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(vii)

During the year ended December 31, 2024, the Group borrowed loans due within one year or less with principal amounts of US$140,075 from Zhejiang Geely Automobile Co., Ltd., and US$58,400 from Geely Technology Group Co., Ltd., respectively, bearing an interest rate of 6%. During the year ended December 31, 2024, the Group incurred interest expenses of US$2,049 for those loans. As of December 31, 2024, the balance of the loan of US$199,570 including the principal amount and interest was included in short - term borrowings - related parties.

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

(e)	Lotus Application Entrusted Operation & Maintenance Contract with Wuhan Quanqing

The Group entered into an application entrusted operation & maintenance contract with Wuhan Quanqing, in May 2023. Pursuant to the contract, the Group will pay Wuhan Quanqing certain service fee for the entrusted daily operation and maintenance service provided by Wuhan Quanqing for the Group’s Lotus App. As of December 31, 2024, nil service fee has been incurred.

32.	SUBSEQUENT EVENTS
(i)	New grants of share options

From January 1, 2025 to March 31, 2025, the Company granted an aggregated number of 11,518,748 share options to employees pursuant to the 2022 Share Incentive Plan, at a weighted average exercise price of US$2.89 per share option.

(ii)	Geely HK convertible notes

On February 28, 2025, the Company entered into a convertible note purchase agreement (the “Purchase Agreement”) with Geely HK (the “Investor”), pursuant to which the Investor will purchase from the Company convertible notes (the “Notes”) in an aggregate principal amount equal to the US$70,000 through a private placement. The transaction is subject to customary closing conditions. The Notes will mature on February 28, 2027 and bears an interest rate per annum equal to the secured overnight financing rate (SOFR) on the issue date plus 3.35%, payable on the maturity date. Subject to the terms of the Notes, the Notes may be convertible into ordinary shares of the Company at the option of the Investor starting from the 30th trading days after the applicable issue date. The conversion price is equal to the volume - weighted average of the last reported sale price of the ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date. In connection with the transaction, the Investor will enter into equity pledge agreements with Sanya Lotus Venture Capital Co., Limited (“Sanya Lotus”), a wholly - owned subsidiary of the Company, pursuant to which Sanya Lotus agree to pledge to the Investor 50% equity interests held by Sanya Lotus in Ningbo Lotus Robotics Co., Ltd.. The Company received US$70,000 and issued the Notes on April 28.

(iii)	Meritz share buyback

On March 28, 2025, the Company entered into an amended and restated share buyback agreement (the “A&R SBA”) with Meritz to amend and restate in its entirety the Share Buyback Agreement, dated November 29, 2024, between the Company and Meritz. Pursuant to the A&R SBA, Meritz agrees to sell, and the Company agrees to repurchase 17,500,000 ADSs (“Share Buyback Transaction”) and the Default Interest as mentioned in note 14, with cumulative accrued amount of US$22,261 as of March 28, 2025, shall stop accruing from March 28, 2025.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Upon the completion of the Share Buyback Transaction (the “Closing”), certain provisions under the Subscription Agreement will terminate, including: (i) the obligation for the Company to maintain US$175,000 of unrestricted cash as of the last date of each fiscal quarter; (ii) the Company’s call option to acquire certain Meritz Shares at US$14.00 per share if the closing price of the ADSs for a five-trading-day period exceeds US$14.00; and (iii) the Company’s obligation to deposit additional cash as collateral in the restricted cash account to secure its obligations due to changes in the closing price of the ADSs.

Pursuant to the A&R SBA, the Company agrees to complete the full payment of a deposit of US$150,938 (“SBA Deposit”) to Meritz on or before April 30, 2025 and the remaining repurchase price (an amount that provides Meritz with a 12.5% annualized interest rate on US$48,109, calculated for the period between March 28, 2025 and the date of Closing), together with any accrued Default Interest (to the extent not waived by Meritz in accordance with the A&R SBA), at the Closing to take place on or before September 30, 2025. Closing is subject to customary closing conditions. In the event that the SBA Deposit is not paid on or before April 30, 2025 or the Closing does not take place on or prior to September 30, 2025 (except due to Meritz’s failure to satisfy certain closing conditions, provided that the Company is not in breach of any representation or warranty, covenant or other agreement and is otherwise ready, willing and able to consummate the Closing), (i) an event of default will be deemed to occur under the Subscription Agreement; (ii) to the extent that the event of default occurs on September 30, 2025, Meritz shall transfer 12,689,058 ADSs to Lotus EV Limited, the Company’s subsidiary. Lotus EV Limited shall pledge such shares to Meritz, and such pledged ADSs will become immediately enforceable and shall be enforced by Meritz; (iii) Meritz shall enforce the security under the Subscription Agreement; (iv) Meritz shall enforce the Pledged Share as mentioned in note 14 in favor of Meritz; and (v) Meritz will have the right to terminate the A&R SBA.

The SBA Deposit was settled on April 30, 2025.

(iv)	Exercise of LGIL Put Option

As of December 31, 2024, the Put Option Exercise Condition had been satisfied. On April 14, 2025, Geely HK exercised its put option. Closing of the put options could be subject to approvals of governmental authorities in various jurisdictions (including, for example, pursuant to anti-trust and foreign investment laws and regulations) and are currently expected to take place around the end of 2025.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

33.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated and combined financial statements. For the purposes of presenting the Company’s separate financial information, the Company records its investments in its subsidiaries and VIE under the equity method of accounting. As of December 31, 2024 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated and combined financial statements.

(a)	Parent Company Condensed Balance Sheets

	As of December 31,
	2024	2023
	US$	US$
ASSETS
Current assets
Cash	963	33,888
Restricted cash	338	—
Amounts due from subsidiaries	95,693	46,087
Prepayments and other current assets – related parties, net	15,684	—
Prepayments and other current assets – third parties, net	6,362	1,687
Total current assets	119,040	81,662
Non-current assets
Investment securities – related parties	2,221	3,326
Securities pledged to an investor	315,796	—
Total non-current assets	318,017	3,326
Total assets	437,057	84,988
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible notes – related parties	113,910	—
Convertible notes – third parties	—	20,277
Share buyback forward liabilities	117,059	—
Amounts due to subsidiaries	1,140	—
Accrued expenses and other current liabilities – third parties	16,497	714
Put option liabilities – third parties	309,115	—
Total current liabilities	557,721	20,991
Non-current liabilities
Share of losses in excess of investments in subsidiaries and consolidated VIEs	728,858	873,881
Put option liabilities – related parties	—	11,884
Warrant liabilities	3,340	—
Total non-current liabilities	732,198	885,765
Total liabilities	1,289,919	906,756
Total mezzanine equity	—	383,530
Shareholders’ deficit
Ordinary Shares	7	21
Additional paid-in capital	1,785,664	358,187
Accumulated other comprehensive income	55,165	25,267
Accumulated deficit	(2,693,698)	(1,588,773)
Total shareholders’ deficit	(852,862)	(1,205,298)
Total liabilities, mezzanine equity and shareholders’ deficit	437,057	84,988

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(b)	Parent Company Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2024	2023	2022
	US$	US$	US$
Total operating expenses	(24,322)	(2,983)	(11,127)
Interest income	4,725	6,979	2,839
Interest expenses	(12,876)	—	—
Investment income (loss), net	13,320	(5,084)	(4,242)
Foreign currency exchange gains (losses), net	614	(171)	(13,068)
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(285,322)	(3,124)	—
Share of losses from subsidiaries and consolidated VIEs	(801,064)	(737,618)	(698,323)
Loss before income taxes	(1,104,925)	(742,001)	(723,921)
Income tax expense	—	—	—
Net loss	(1,104,925)	(742,001)	(723,921)
Other comprehensive loss:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	13,547	(8,650)	(893)
Foreign currency translation adjustment, net of nil income taxes	16,351	16,210	18,669
Total comprehensive loss	(1,075,027)	(734,441)	(706,145)

(c)	Parent Company Condensed Statements of Cash Flows

	Year ended December 31,
	2024	2023	2022
	US$	US$	US$
Net cash (used in) generated from operating activities	(45,034)	3,127	2,682
Net cash used in investing activities	(1,246,477)	(347,697)	(113,216)
Net cash provided by financing activities	1,260,592	27,163	392,053
Effect of exchange rate changes on cash	(1,668)	(1,812)	(10,161)
Net (decrease) increase in cash and restricted cash	(32,587)	(319,219)	271,358
Cash and restricted cash at beginning of the year	33,888	353,107	81,749
Cash and restricted cash at end of the year	1,301	33,888	353,107