Form 20-F
period 2025-12-31
Lotus Technology Inc.
filed 2026-04-28
CIK 1962746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 642,089,875 ordinary shares, par value US$0.00001 per share, as of December 31, 2025.

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

☐ Yes     ☐  No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADAS” means advanced driver-assistance system;
●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents one Ordinary Share;
●	“Amended Articles” means the sixth amended and restated memorandum and articles of association of LTC, which was adopted and became effective immediately prior to the Closing Date;
●	“ATW 2025 CB” means the convertible note issued by LTC on August 19, 2025 pursuant to the ATW 2025 CB Purchase Agreement in the original principal amount of US$10.0 million;
●	“ATW 2025 CB Purchase Agreement” means the securities purchase agreement entered into between LTC and an institution investor affiliated with ATW, pursuant to which LTC agrees to issue and sell convertible notes for up to an aggregate principal amount of US$300.0 million;
●	“BEV” means battery electric vehicle;
●	“Business Combination” means all transactions contemplated by the Merger Agreement, including the Mergers;
●	“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands;
●	“China” or “PRC” means the People’s Republic of China;
●	“Closing” means the closing of the Business Combination contemplated by the Merger Agreement;
●	“Closing Date” means February 22, 2024, the day on which the Closing occurred;
●	“Continental” means Continental Stock Transfer & Trust Company;
●	“Deliver” or “delivery,” when used in respect of the unit of vehicles we deliver, represents invoiced deliveries, including commissioned deliveries in the U.S. market, unless otherwise stated;
●	“Distribution Agreement” means the distribution agreement entered into by LTIL and Lotus Cars Limited on January 31, 2023 and concurrently with the execution of the Original Merger Agreement;
●	“ELOC Purchase Agreement” means the Securities Purchase Agreement entered into between LTC and Westwood Capital Group LLC on September 16, 2024;
●	“EPA” means electrical performance architecture;
●	“Equiniti” means Equiniti Trust Company, LLC;
●	“Etika” means Etika Automotive Sdn Bhd;
●	“EU” means the European Union;
●	“Euro,” “EUR,” or “€” means the legal currency of the member states participating in the European Monetary Union;

●	“EV” means BEV and PHEV.
●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;
●	“former VIE” means Wuhan Lotus E-commerce Co., Ltd., the former variable interest entity of LTC prior to the Restructuring;
●	“Founders Onshore Vehicle” means Ningbo Juhe Yinqing Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership established and validly existing in accordance with PRC laws;
●	“GBP” and “British pounds” means the legal currency of the United Kingdom;
●	“Geely 2024 CB” means the convertible notes in an aggregate principal amount equal to the U.S. dollar equivalent of RMB800 million which Geely HK purchased from us pursuant to the Geely 2024 CB Purchase Agreement;
●	“Geely 2024 CB Purchase Agreement” means the convertible note purchase agreement entered into between LTC and Geely HK on June 24, 2024;
●	“Geely 2025 CB” means the convertible notes in an aggregate principal amount of US$70 million which Geely HK purchased from us pursuant to the Geely 2025 CB Purchase Agreement;
●	“Geely 2025 CB Purchase Agreement” means the convertible note purchase agreement entered into between LTC and Geely HK on February 28, 2025;
●	“Geely 2nd 2025 CB” means the convertible notes in an aggregate principal amount of US$119.3 million which Geely HK purchased from us pursuant to the Geely 2nd 2025 CB Purchase Agreement;
●	“Geely 2nd 2025 CB Purchase Agreement” means the convertible note purchase agreement entered into between LTC and Geely HK on June 20, 2025;
●	“Geely HK” means Geely International (Hong Kong) Limited, a private company incorporated under the laws of Hong Kong;
●	“Geely Holding” means Zhejiang Geely Holding Group and its affiliates;
●	“ICE” means Internal Combustion Engine;
●	“IPO” means LCAA’s initial public offering, which was consummated on March 15, 2021;
●	“LCAA” means L Catterton Asia Acquisition Corp, a blank check company that was incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;
●	“LCAA Class A Ordinary Shares” or “LCAA Public Shares” means the Class A ordinary shares of LCAA, par value US$0.0001 per share;
●	“LCAA Class B Ordinary Shares” means the Class B ordinary shares, par value US$0.0001 per share, of LCAA;
●	“LCAA Founder Shareholders” means collectively, the Sponsor, and LCAA’s independent directors (Mr. Sanford Martin Litvack, Mr. Frank N. Newman and Mr. Anish Melwani);

●	“LCAA Private Warrants” means the warrants sold to the Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one LCAA Public Share at an exercise price of US$11.50 per share, subject to adjustment;
●	“LCAA Public Warrants” means the redeemable warrants issued in the IPO, each entitling its holder to purchase one LCAA Public Share at an exercise price of US$11.50 per share, subject to adjustment;
●	“LCAA Warrants” means the LCAA Public Warrants and the LCAA Private Warrants;
●	“Lotus” or “Lotus Group” means LTC and Lotus UK, taken as a whole;
●	“Lotus HK” means Lotus Advanced Technology Limited, a company organized and existing under the laws of Hong Kong;
●	“Lotus Tech UK” means Lotus Tech Creative Centre Limited, a company incorporated in the United Kingdom;
●	“Lotus UK” means Lotus Group International Limited and its subsidiaries;
●	“LTC,” “we,” “us,” “our company,” and “our” mean Lotus Technology Inc. and its subsidiaries. Unless otherwise specified, in the context of describing our business and operations in China, we are referring to the business and operations conducted by our PRC subsidiaries, and, for the periods ended prior to the Restructuring (as defined below), also the former VIE and its subsidiaries. References to the share capital, securities (including shares, options, and warrants), shareholders, directors, board of directors, auditors of “Lotus Tech” are to the share capital, securities (including shares, options and warrants), shareholders, directors, board of directors, and auditors of LTC, respectively;
●	“LTC Shareholder Support Agreement” means the Shareholder Support Agreement entered into on January 31, 2023 among LCAA, LTC and certain of the shareholders of LTC;
●	“LTIL” means Lotus Technology Innovative Limited, a wholly-owned subsidiary of LTC;
●	“Merger Agreement” means the First Amended and Restated Agreement and Plan of Merger, dated as of October 11, 2023, by and among LCAA, LTC, Lotus Temp Limited and Lotus EV Limited, which amended and restated the Agreement and Plan of Merger, dated as of January 31, 2023, by and among the same parties;
●	“Meritz” means Meritz Securities Co., Ltd., a corporation incorporated under the laws of the Republic of Korea;
●	“Meritz Investment” means the US$500 million investment by Meritz pursuant to the terms and conditions of the Meritz Subscription Agreement.
●	“Meritz Subscription Agreement” means the share subscription agreement entered into by and between LTC and Meritz on November 15, 2023, as amended on February 17, 2024.
●	“MSRP” means manufacturer’s suggested retail price;
●	“Nasdaq” means The Nasdaq Stock Market LLC;
●	“OEM” means original equipment manufacturer;
●	“Ordinary Shares” means ordinary shares of LTC, par value US$0.00001 per share;
●	“Original Merger Agreement” means the Agreement and Plan of Merger, dated as of January 31, 2023, by and among LCAA, LTC, Lotus Temp Limited and Lotus EV Limited;

●	“PHEV” means pug-in hybrid electric vehicle;
●	“Public Warrants” means the warrants to purchase Ordinary Shares at an exercise price of US$11.50 per share, which were issued on February 22, 2024 in exchange for the LCAA Public Warrants;
●	“Put Option Agreement” means each Put Option Agreement, dated as of January 31, 2023, entered by LTC with each of Geely and Etika, respectively;
●	“Renminbi” or “RMB” means the legal currency of China;
●	“Restructuring” means a series of transactions that LTC implemented to restructure its organization and business operations in early 2023, through which the contractual arrangements that allowed us to consolidate our former VIE were terminated;
●	“ROW” means Asia (excluding China), Australia and New Zealand, the Middle East and North Africa, South Africa and Central and South America, etc.
●	“Sponsor” means LCA Acquisition Sponsor, LP, a Cayman Islands limited partnership;
●	“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of January 31, 2023, by and among LTC, LCAA, and the LCAA Founder Shareholders, as amended by the Amendment to Sponsor Support Agreement, dated as of November 13, 2023 and as further amended, supplemented or otherwise modified from time to time;
●	“Sponsor Warrants” means the warrants to purchase Ordinary Shares at an exercise price of US$11.50 per share, which were issued to the Sponsor on February 22, 2024 in exchange for the LCAA Private Warrants;
●	“US$,” “U.S. dollars” or “dollars” means the legal currency of the United States;
●	“U.K.” means the United Kingdom;
●	“U.S.” means the United States of America;
●	“U.S. GAAP” means accounting principles generally accepted in the United States of America;
●	“Warrant Agreement” means the Warrant Agreement dated as of March 10, 2021, between LCAA and Continental as warrant agent, as amended and assigned to LTC and Equiniti pursuant to the Assignment, Assumption and Amendment Agreement by and among LCAA, LTC, Equiniti and Continental dated as of February 22, 2024;
●	“Warrants” means the Public Warrants and the Sponsor Warrants, governed by the Warrant Agreement dated as of March 10, 2021, between LCAA and Continental Stock Transfer & Trust Company as warrant agent, as amended and assigned to LTC and Equiniti Trust Company, LLC pursuant to the Assignment, Assumption and Amendment Agreement by and among LCAA, LTC, Equiniti Trust Company, LLC and Continental Stock Transfer & Trust Company dated as of February 22, 2024 in connection with the Business Combination;
●	“WFOE” means Wuhan Lotus Technology Limited Company, LTC’s wholly-owned PRC subsidiary; and
●	“Wuhan Lotus Cars” means Wuhan Lotus Cars Co., Ltd., a company organized and existing under the laws of the People’s Republic of China.

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

In connection with the Restructuring, the WFOE, the former VIE, and nominee shareholders of the former VIE entered into a series of agreements, or the VIE Restructuring Agreements, in early 2023, pursuant to which, (i) WFOE acquired 100% equity interest in Ningbo Lotus Venture Capital Co., Ltd. (formerly known as “Sanya Lotus Venture Capital Co., Ltd.”) and Hangzhou Lotus Technology Service Co., Ltd., each being a subsidiary of the former VIE; (ii) except for the ICP license, all of the former VIE’s assets and liabilities, including its business contracts, intellectual properties and employees, were transferred to the WFOE or subsidiaries of the WFOE at nil consideration; and (iii) the VIE Agreements were terminated. As of the date of this annual report, our operations in mainland China are conducted by our mainland China subsidiaries and we do not have any VIE structure. We believe that the Restructuring did not and will not have any material impact on our operations and financial results.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our securities may be prohibited from trading in the U.S. under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

For the years ended December 31, 2025, 2024 and 2023, Lotus Technology Inc. provided loans with principal amount of US$56.9 million, US$94.6 million and US$231.6 million to its subsidiaries, and made capital contribution of nil, US$915.6 million and US$302.3 million to its subsidiaries.

For the years ended December 31, 2025, 2024 and 2023, the WFOE provided loans with principal amount of US$261.8 million, US$659.6 million and US$316.7 million to its subsidiaries, and made capital contribution of US$2.1 million, US$48.0 million and US$22.3 million to its subsidiaries. For the years ended December 31, 2025, 2024 and 2023, the WFOE repaid loans borrowed from the other subsidiaries in the amounts of US$196.7 million, US$303.4 million, including US$132.8 million in cash and US$170.6 million by offsetting of claims and debts, and US$71.8 million, respectively.

For the years ended December 31, 2025, 2024 and 2023, nil, nil and US$1.7 million of service fees were paid by the former VIE and its subsidiaries to the subsidiaries of Lotus Technology Inc.

For the years ended December 31, 2025, 2024 and 2023, the other subsidiaries provided loans with principal amount of US$160.6 million, US$514.8 million and US$180.5 million to the WFOE, repaid loans of nil, US$65.3 million and US$186.1 million to Lotus Technology Inc., repaid loans of US$94.1 million, US$335.6 million and US$150.9 million to the WFOE, and made capital contribution of nil, US$564.3 million and US$89.4 million to the WFOE.

Financial Information Relating to the Former VIE

Through a series of reorganization steps, or the Reorganization, including transferring the assets and employees in the Lotus EV business unit of Ningbo Geely R&D into Wuhan Lotus Cars and transferring the equity of Wuhan Lotus Cars to the WFOE, the Company gained control over the WFOE through Lotus HK on December 15, 2021. LTC, through the WFOE, was the primary beneficiary of the former VIE. Prior to 2023, LTC relied on contractual arrangements among the WFOE, the former VIE and its nominee shareholders to direct the business operations of the former VIE and its subsidiaries. In connection with the Restructuring, the WFOE, the former VIE, and nominee shareholders of the former VIE entered into the VIE Restructuring Agreements in early 2023, pursuant to which, (i) WFOE acquired 100% equity interest in Ningbo Lotus Venture Capital Co., Ltd. and Hangzhou Lotus Technology Service Co., Ltd., subsidiaries of the former VIE; (ii) except for the ICP license, all of the former VIE’s assets and liabilities, including its business contracts, intellectual properties and employees, were transferred to the WFOE or subsidiaries of the WFOE at nil consideration; and (iii) the VIE Agreements were terminated. The VIE Agreements were terminated on June 30, 2023 and as of the date of this annual report, our operations in mainland China are conducted by our mainland China subsidiaries and we do not have any VIE structure.

Selected Consolidated Statements of Comprehensive Loss Information

The following tables present our condensed consolidating schedule depicting the consolidated statements of comprehensive loss for the fiscal year ended December 31, 2023 of Lotus Technology Inc., the WFOE, the former VIE, other subsidiaries, and corresponding eliminating adjustments separately.

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

Selected Consolidated Cash Flows Information

The following tables present our condensed consolidating schedule depicting the consolidated cash flows for the fiscal year ended December 31, 2023 of Lotus Technology Inc., the WFOE, the VIEs, other subsidiaries, and corresponding eliminating adjustments separately.

	Year Ended December 31, 2023
	US$
	(in thousands)
			The former
	Lotus		VIE
	Technology		and its	Other	Elimination
	Inc.	WFOE	subsidiaries	Subsidiaries	adjustments		Consolidated
Operating activities:
Net cash generated from (used in) operating activities	3,127	(49,744)	(8,281)	(332,034)	—		(386,932)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets	—	(51,656)	—	(162,058)	—		(213,714)
Proceeds from disposal of property, equipment and software	—	4,184	—	933	—		5,117
Payments for purchases of short-term investments	—	—	(38,254)	—	—		(38,254)
Proceeds from sales of short-term investments	—	—	—	37,428	—		37,428
Receipt of government grant related to assets	—	16,345	—	—	—		16,345
Payments for investments in equity investees	—	(2)	(146)	(4,911)	—		(5,059)
Proceeds from disposal of a subsidiary, net of cash disposed	—	—	—	1,379	—		1,379
Loans to related parties	—	—	—	(1,227)	—		(1,227)
Loans to intercompanies	(231,578)	(316,713)	—	(180,466)	728,757	(1)	—
Proceeds from collection of loans from intercompanies	186,148	150,870	—	71,849	(408,867)	(4)	—
Cash contribution to consolidated entities	(302,267)	(22,347)	—	(89,408)	414,022	(3)	—
Net cash used in investing activities	(347,697)	(219,319)	(38,400)	(326,481)	733,912		(197,985)
Financing activities:
Proceeds from settlement of receivable from shareholders	7,514	—	18,625	—	—		26,139
Proceeds from issuance of convertible notes	25,297	—	—	—	—		25,297
Proceeds from issuance of exchangeable notes	—	27,883	—	—	—		27,883
Repayment of mandatorily redeemable noncontrolling interest	—	—	—	(11,554)	—		(11,554)
Payment for redemption of convertible notes	(5,648)	—	—	—	—		(5,648)
Receipts of refundable deposits in connection with the Private Investment in Public Equity (“PIPE”) investments	—	10,000	—	—	—		10,000
Capital contributions by noncontrolling interests	—	—	—	4,460	—		4,460
Proceeds from bank loans	—	182,497	—	298,679	—		481,176
Repayments for bank loans	—	(102,736)	—	(170,161)	—		(272,897)
Payments to a noncontrolling interest in the liquidation of a subsidiary	—	—	(148)	—	—		(148)
Proceeds from loans borrowed from intercompanies	—	180,466	—	548,291	(728,757)	(1)	—
Repayments for loans borrowed from intercompanies	—	(71,849)	—	(337,018)	408,867	(4)	—
Cash contributed by the respective parent companies	—	89,408	—	324,614	(414,022)	(3)	—
Cash transfer due to the Restructuring	—	(32,715)	(125,794)	158,509	—	(5)	—
Net cash provided by (used in) financing activities	27,163	282,954	(107,317)	815,820	(733,912)		284,708
Effect of exchange rate changes on cash and restricted cash	(1,812)	(6,610)	(2,573)	(1,194)	—		(12,189)
Net (decrease) increase in cash and restricted cash	(319,219)	7,281	(156,571)	156,111	—		(312,398)
Cash and restricted cash at the beginning of the year	353,107	150,904	156,571	78,951	—		739,533
Cash and restricted cash at the end of the year	33,888	158,185	—	235,062	—		427,135

Notes:

(1)	For the year ended December 31, 2023, Lotus Technology Inc. provided loans in the amount of US$231.6 million to its subsidiaries, the WFOE provided loans in the amount of US$316.7 million to its subsidiaries and the other subsidiaries provided loans in the amount of US$180.5 million to WFOE. These transactions were eliminated upon consolidation.
(2)	For the year ended December 31, 2023, Lotus Technology Inc. made capital contribution of US$302.3 million to its consolidated entities, the WFOE made capital contribution of US$22.3 million to its consolidated entities, and the other subsidiaries made capital contribution of US$89.4 million to its consolidated entities. The cash transfer were eliminated upon consolidation.

(3)	For the year ended December 31, 2023, the other subsidiaries repaid loans borrowed from Lotus Technology Inc. and the WFOE in the amounts of US$186.1 million and US$150.9 million, respectively, and the WFOE repaid loans borrowed from the other subsidiaries in the amounts of US$71.8 million. These transactions were eliminated upon consolidation.
(4)	For the year ended December 31, 2023, we have implemented the Restructuring. In connection with the Restructuring, the WFOE paid US$32.7 million to acquire 100% equity interest in subsidiaries of the former VIE, and the former VIE transferred all of its cash of US$158.5 million to a subsidiary of the WFOE.
A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Relating to Our Business and Industry

●	The automotive market is highly competitive, and we may not be successful in competing in this industry.
●	Our reliance on a variety of arrangements with Geely Holding, such as agreements related to research and development, procurement, manufacturing, engineering, and IT and human resource related supporting service, could subject us to risks.
●	We may not succeed in continuing to maintain and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.
●	We have a limited operating history and our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving.
●	We have not been profitable and had negative net cash flows from operations. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern.
●	We have received a limited number of orders for our vehicles, some of which may be cancelled by customers despite their deposit payment and online confirmation.
●	We currently depend on revenues generated from a limited number of vehicle models.
●	Heightened tensions in international trade and investment, especially between the United States and China, may adversely impact our business, financial condition, and results of operations.

Risks Relating to Doing Business in China

●	Failure to meet the PRC government’s complex regulatory requirements on and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities.
●	We may be adversely affected by the complexity, uncertainties and changes in regulations of mainland China on automotive as well as internet-related businesses and companies.

●	The approval of and/or filing with CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work.
●	Our securities may be prohibited from trading in the U.S. under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Intellectual Property and Legal Proceedings

●	We may need to defend ourselves against intellectual property right infringement, misappropriation, or other claims, which may be time-consuming and would cause us to incur substantial costs.
●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
●	As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Relating to Our Securities

●	If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, the price for our ADSs and the trading volume could decline significantly.
●	Resales of our securities by our securityholders may cause the market price of our securities to drop significantly, even if our business is doing well.
●	The trading prices of our ADSs and Warrants may be volatile and a market for our ADSs may not develop, which would adversely affect the liquidity and price of our ADSs.

Risks Relating to Our Business and Industry

The automotive market is highly competitive, and we may not be successful in competing in this industry.

The global automotive market is highly competitive and has historically been associated with significant barriers to entry, including large capital requirements for and investment costs of developing, designing, manufacturing and distributing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image and the need to establish sales and service locations. We have strategically entered into the sustainable luxury EV market, and we face a variety of added challenges that a traditional automobile manufacturer would not encounter, including additional costs of developing and producing an electric powertrain that has comparable performance to a traditional gasoline engine in terms of range and power, inexperience with servicing electric vehicles, regulations associated with the transport of batteries, and the need to establish or provide access to sufficient charging locations and unproven high-volume customer demand for fully electric vehicles. We expect the sustainable luxury EV market segment to become even more competitive in the future as additional players enter into this segment. We compete with competitors all around the world. Our vehicles also compete with ICE vehicles as well as new energy vehicles.

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

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. For example, from time to time, our vehicles are reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect consumer perception about our vehicles. Negative publicity about us, such as alleged misconduct, unethical business practices, or other improper activities, or rumors relating to our business, directors, officers, employees, or shareholders, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. Such allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal or administrative actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the auto industry, especially the EV industry, or product or service quality problems of other automakers in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. In particular, given the popularity of social media, any negative publicity, whether true or not, such as road accidents, vehicle self-ignition, or other perceived or actual safety issues, could quickly proliferate and harm customer perceptions of, and confidence in, our brand. Perceived or actual concerns about battery deterioration that are often associated with EVs could also negatively impact customer confidence in EVs in general and our vehicles in particular. If we are unable to maintain and strengthen our reputation or further strengthen our brand recognition, our ability to attract and retain customers, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations could be materially and adversely affected.

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

We have not been profitable since our inception. We incurred net loss of US$464.2 million, US$1,107.3 million and US$750.3 million in 2025, 2024 and 2023, respectively. In addition, we had negative net cash flows from operating activities of US$333.9 million, US$848.5 million and US$386.9 million in 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, our accumulated deficit was US$3.2 billion and US$2.7 billion, respectively. We incurred capital expenditures of US$79.4 million, US$57.3 million and US$213.7 million in 2025, 2024 and 2023, respectively. Historically, we relied principally on proceeds from the issuance of equity securities, exchangeable notes, convertible notes, bank borrowings and related party borrowings to finance our operations and business expansion. We will require additional liquidity to continue our operations over the next 12 months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to obtaining additional loans from banks or related parties and renewal of existing loans when they are due and improving operational efficiency to grow revenues and control expenses. The feasibility of such plan is contingent upon many factors out of our control, and is highly uncertain and difficult to predict. We may also seek additional equity or debt financing in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all, and there could be potential significant negative impact on our ability to continue its operations.

The pressure on us to generate positive cash flow may be further exacerbated by our contractual obligations, including obligations under derivative arrangements, capital commitments, operating lease commitments, borrowings, and debts. We expect to continue to invest in the production ramp-up of our vehicle models, expansion of sales and servicing network, design and testing of new models, and research and development to further expand our business. These investments may not result in revenue increases or positive net cash flow on a timely basis, or at all. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us on reasonable terms or at all. These factors give rise to substantial doubt over our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

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

Our business will initially depend substantially on the sales and distribution of Eletre, Emira, Evija and Emeya. Customers tend to expect OEMs to offer a wide range of product portfolio and continue to upgrade their existing products. To better meet our customers’ demand, we have introduced and plan to continue to introduce new models globally and plan to upgrade our existing models on an ongoing basis. To the extent our product variety and cycle does not meet consumer expectations, or we cannot achieve our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that, for the foreseeable future, our business will depend on a limited number of vehicle models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected, which, in turn, could materially and adversely affect our business, financial condition, and results of operations.

Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.

We launched Eletre and Emeya in 2022 and 2023, respectively, and their deliveries commenced in 2023 and 2024, respectively. We also started deliveries of Evija in 2024. In March 2026, we unveiled For Me (also known as Eletre X in Europe) and commenced its delivery in China with global release to follow. In addition, we expect to launch new vehicle models in the near future as we ramp up our business. Automobile manufacturers often experience delays in the design, manufacture, and commercial release of new vehicle models. We plan to target a broader market with our future vehicles, and to the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines. Any delay in the manufacture and launch of our current or future models due to any factors, or in refreshing or performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, results of operations, and growth prospects.

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

In the EU, vehicles must be type-approved under EU Regulation 2018/858, or the Whole Vehicle Type Approval, and must comply with vehicles safety standard under EU Regulation 2019/2144. In the U.K., vehicles must be type-approved under the GB Type Approval Scheme from February 1, 2024 or under the Provisional GB Type Approval Scheme up until February 1, 2024, and must conform with the EU Regulation 661/2009 which was adopted as retained EU law by virtue of the European Union (Withdrawal) Act 2018 and implemented by the Road Vehicles (Approval) Regulations 2020. In the U.S., vehicles must be to certified to meet all applicable Federal Motor Vehicle Safety Standards, federal bumper standards, and federal anti-theft standards issued and administered by the National Highway Traffic Safety Administration. In addition, each state in the U.S. may impose additional vehicle safety requirements with respect to vehicle equipment or components that are not regulated by a federal standard. For more discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations— Global Government Regulations—Regulations on Type Approval” and “Item 4. Information on the Company—B. Business Overview—Regulations—Global Government Regulations—Regulations on Safety.” As of the date of this annual report, each of Eletre and Emeya has received type approval in the EU and the U.K., and Eletre has received certification in the U.S.

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

Demand for our luxury EVs will also highly depend upon the adoption by consumers of new energy vehicles in general and electric vehicles in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, price and other competition, evolving government regulation and industry standards, and changing consumer demands and behaviors. Other factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

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

Many of our suppliers are currently single source suppliers for components of our vehicles, and we expect that this to be similar for any other future vehicle we may produce. While we try to obtain components from multiple sources whenever possible, similar to other automobile providers, many of the components used in our vehicles are purchased from a single source, which exposes us to multiple potential sources of delivery failure or component shortages. To date, we have no qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers. Agreements for the purchase of battery cells and other components contain or are likely to contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials and equipment, whether due to supply chain or logistics issues or due to inflation, would increase our operating costs and could reduce our margins if it cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers or potential customers and could adversely affect our business, prospects, financial condition, and results of operations. Furthermore, qualifying alternate suppliers or developing our own replacements for certain highly customized components of our existing and future vehicles may be time consuming and costly. A recent supply chain disruption related to certain EV components could expose us to delayed deliveries and component shortages in 2026. There can be no assurance that our business, financial condition, and results of operations will not be materially and adversely affected by future supply chain disruptions. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition, and prospects.

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

We may also face local protectionism in some of our target markets that could hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic automotive manufacturers. For example, in October 2023, the European Commission formally initiated an ex-officio anti-subsidy investigation on imports of BEVs for passengers originating in China. In October 2024, the European Commission imposed definitive countervailing duties on imports of BEVs from China pursuant to Commission Implementing Regulation (EU) 2024/2754, which entered into force on October 31, 2024 and applies for a period of five years. The definitive countervailing duties are levied on a company-specific basis, in addition to the EU’s standard 10% import duty on vehicles. The anti-subsidy tax on the electric vehicles of Geely group, including ourselves, remains at 18.8% as of the date of this annual report. The EU and China have engaged in ongoing negotiations since the imposition of the definitive duties regarding possible alternative solutions, including price undertaking arrangements that would allow individual Chinese manufacturers to commit to minimum export prices in lieu of paying the countervailing duties. It remains unclear whether any Chinese BEV manufacturers will successfully negotiate price undertakings with the European Commission and on what terms, and there can be no assurance that any undertaking available to us would be on commercially acceptable terms. In May 2024, President Joe Biden directed the Office of the U.S. Trade Representative to add or increase tariffs on a range of goods originating from China, including EVs., and U.S. and tariffs on imports of EVs from China has quadrupled to 100%. In 2025, the Trump administration has also imposed additional tariffs on Chinese imports. As of the date of this filing, Chinese BEVs exported to the U.S. are subject to over 100% of tariffs, resulting in a very high aggregate tariff burden that effectively precludes commercially viable direct sales of Chinese-manufactured EVs into the U.S. market. New and additional investigations have also been initiated into alleged structural excess capacity and unfair trade practices by China and certain other trading partners. In addition to tariff measures, U.S. domestic tax law significantly restricts the eligibility of Chinese-manufactured EVs and EV components for federal clean energy tax incentives, which adversely affects the competitive position of our vehicles relative to non-Chinese competitors in the U.S. market. The regulatory and legislative landscape in the U.S., EU and elsewhere continues to evolve rapidly, and we cannot predict whether further measures will be imposed, whether existing measures will be extended, modified or withdrawn, or what the ultimate impact of these measures on our business, financial condition and results of operations will be. If additional tariffs, duties or policy shifts inconducive to our operations are to be introduced in the EU, U.S. or elsewhere, we may suffer a significant increase in our costs and be required to increase the price of our products, which may decrease our sales, and our operations and planned future expansion in these regions may be materially and adversely affected.

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

We have entered into a put option agreement with each of Geely HK and Etika, pursuant to which each of Geely and Etika had an option to require us to purchase at a pre-agreed price, the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd. The put options are exercisable during the period from April 1, 2025 to June 30, 2025 upon satisfaction of the condition, or the LAT Put Option Exercise Condition, that the total number of vehicles sold by Lotus Advance Technologies Sdn Bhd and its subsidiaries exceeds 5,000 in 2024 (with the exercise of such options by Geely HK and Etika not cross-conditioned on one another). As of December 31, 2024, the Put Option Exercise Condition had been satisfied. On April 14, 2025, Geely HK exercised its put option, requiring us to purchase 51% of the equity interests in Lotus Advance Technologies Sdn Bhd. On June 30, 2025, Etika also exercised its put option, requiring us to purchase 49% of the equity interests in Lotus Advance Technologies Sdn Bhd. As a result, we are expected to acquire 100% of the equity interests of Lotus UK through non-cash transactions based on pre-agreed prices. Closing of the Geely HK put option and Etika put option could be subject to approvals of governmental authorities in various jurisdictions and is currently expected to take place in 2026. The exercise of the Geely HK put option and Etika put option to require us to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd may represent a significant financial obligation that could have a material adverse impact on our liquidity, results of operations, and financial condition.

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

We adopt a dealer model for our distribution in the UK, European, American and ROW markets. By relying on third-party dealerships, we may have limited influence over sales processes, pricing consistency, and brand representation, potentially leading to a fragmented or suboptimal customer experience that could harm brand reputation and customer loyalty. Inconsistent dealer practices, including pricing markups, add-on fees, or inadequate service support, could undermine our premium brand positioning and customer satisfaction levels. Unlike a direct sales model, where production can be more closely aligned with demand, dealerships may push for higher inventory levels, leading to potential overstocking, increased working capital needs, or discounting pressures that erode margins. Additional conflicts may arise between our strategic objectives and dealer incentives, including with regard to promotional strategies, and EV education. If we fail to effectively manage our relationships with dealerships, our operations and financial condition could be materially and adversely affected.

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

Demand for our vehicles depend in part on the availability of charging infrastructure. Customers may charge through home charging, flash charging and on-the-go charging provided by our designated partners. While the prevalence of charging stations has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase an electric vehicle because of the lack of a more widespread service network or charging infrastructure at the time of sale.

Historically, we provided charging solutions to our users directly. We currently and expect to continue to rely primarily on our affiliates for the provision of charging solutions to users which could be subject to challenges and uncertainties, which include the logistics of rolling out network and teams in appropriate areas, inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles during charging services, and the potential for lack of user acceptance of charging services. In addition, although the PRC government has supported the roll-out of a public charging network, the current charging facility infrastructure is generally considered to be insufficient. Our affiliates face significant challenges as they roll out their charging solutions, including access to sufficient charging infrastructure, obtaining any required permits, land use rights and filings, and, to a certain extent, such roll out is subject to the risk that the government support may discontinue.

Because the charging network is managed by our affiliates, we do not have direct control over the day-to-day operations, maintenance schedules, or customer service quality at charging sites. If our affiliates fail to maintain charging infrastructure in good working order, experience network outages, or provide poor customer support, our customers’ ability to charge their vehicles will be affected. Such failures could damage the reputation of our brand, and materially reduce customer satisfaction and vehicle sales, even if our vehicles themselves perform as intended.

Furthermore, the business priorities of our affiliates may diverge from our own over time. Decisions regarding the distribution and geographic expansion of the network, pricing structures for charging sessions, and the allocation of capital for upgrades are made by our affiliates. If the affiliate prioritizes margins or other business lines or objectives over the expansion and reliability of the charging network we rely on, it could hinder the adoption of our vehicles and increase the total cost of ownership for our customers.

To the extent we are reliant on this single affiliated network, we also face a concentration risk. Any failure of our affiliates to establish and maintain a sufficient and performing charging network, or a dispute or disruption in our relationship could leave our customers without adequate charging support.

There could also be other unanticipated challenges which may hinder our or our affiliates’ ability to provide charging solutions or make the provision of charging solutions costlier than anticipated. To the extent we are unable to meet user expectations or experience difficulties in providing charging solutions, our ability to generate customer loyalty and grow our business could be impaired by a lack of satisfactory access to charging infrastructure, demand for our vehicles may suffer, and our reputation and business may be materially and adversely affected.

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

We currently provide a 5-year or 150,000-kilometer limited warranty and an 8-year or 200,000-kilometer limited warranty for battery packs, electric motors, and electric motor controllers for Eletre and Emeya. In addition to warranty mandated by applicable laws and regulations, we also provide an extended warranty subject to certain conditions. We believe our warranty program is similar to other automakers’ warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain, and brake system. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we commenced initial deliveries of our vehicles in 2023, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. We cannot assure you that our warranty reserves will be sufficient to cover future warranty claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.

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

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of the ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of the ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

The success of our business ultimately depends on consumer spending. Our revenues and financial results are impacted to a significant extent by economic conditions globally and in any jurisdictions we operate. The global macroeconomic environment is facing numerous challenges. Any slowdown could significantly reduce domestic commerce in jurisdictions we operate, including through the automobile market generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East, the Red Sea and elsewhere may increase market volatility across the globe. Most recently, the military conflict between Israel and Iran (including U.S. participation) have heightened geopolitical tensions across the world and the Israel-Iran conflict and the disruption to the Strait of Hormuz have contributed to significant volatility in global energy markets.

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

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. A 90-day truce was agreed on May 12, 2025, reducing tariffs, and was subsequently extended. A broader framework deal was reached on October 26, 2025 and a framework agreement was announced on November 1, 2025, under which the U.S. International Emergency Economic Powers Act (IEEPA) “fentanyl” tariff on Chinese imports was reduced to 10%, and certain Chinese retaliatory measures were suspended. The arrangement runs through November 10, 2026. On February 20, 2026, the U.S. Supreme Court struck down the IEEPA-based tariffs, holding that IEEPA does not authorize the President to impose tariffs. Immediately following the ruling, the Trump administration announced a temporary 15% global tariff under Section 122 of the Trade Act of 1974, effective February 24, 2026, for an initial 150-day period pending Congressional approval for any extension. Other economies that are affected by increased tariffs by the United States have and continue to consider imposing or increasing tariffs on goods from the United States. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

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

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Lotus Technology Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the Outbound Investment Rule while expanding its scope and coverage and clearly including underwriting services as an exception and amending certain key definitions such as Covered Foreign Person. The COINS Act will not take effect until the Department of Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027, providing Department of Treasury with the opportunity to further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. In the meantime, the existing Outbound Investment Rule will remain in effect. The content of the implementation regulations remain uncertain. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value. If our ability to raise capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

We adopted a share incentive plan in September 2022, or the 2022 Share Incentive Plan, for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of our business. Under the 2022 Share Incentive Plan, we are authorized to grant options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2022 Share Incentive Plan is 51,550,661 (after giving effect to the recapitalization upon the business combination with LCAA). As of February 28, 2026, a total of awards to purchase 11,707,266 ordinary shares have been granted under the 2022 Share Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the grant dates and after giving effect to the recapitalization upon the business combination with LCAA. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” The plan administrator determines the exercise price for each award.

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

We are required to obtain a wide range of government approvals, licenses, permits, and registrations in connection with our operations as well as to follow multiple mandatory standards or technical norms in our manufacturing and our vehicles. However, the interpretation of these regulations may change and new regulations may come into effect, which could disrupt or restrict our operations, reduce our competitiveness, or result in substantial compliance costs. For example, pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products which was promulgated by the Ministry of Industry and Information Technology on January 6, 2017 (with its latest amendment taking effect on September 1, 2020), our vehicles must meet the requirements set forth in the New Energy Vehicle Products Special Examination Project and Standards stipulated and amended by the Ministry of Industry and Information Technology from time to time based on the development of the NEV industry and its standards. In addition, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the commerce department within 90 days after the receipt of a business license and the information must be updated within 30 days after the change of basic information recorded. Moreover, our direct sales model is relatively new and uncommon in the automotive industry, and there can be no assurance that this model will not be subject to further regulations. As we are expanding our sales and distribution network and setting up additional retail stores in China, we cannot assure you that we will be able to complete such filings in a timely manner. If any of our current or future sales subsidiaries or branches fail to make the necessary filings, such sales subsidiaries or branches may be subject to orders to promptly rectify the non-compliance or fines up to RMB10,000. Furthermore, the NEV industry is relatively new in China, and the PRC government has not adopted a clear regulatory framework to regulate the industry yet. As some of the laws, rules, and regulations that we may be subject to were primarily enacted with a view toward application to ICE vehicles, or are relatively new, there are significant uncertainties regarding their interpretation and application with respect to our business. We cannot assure you that we have satisfied or will continue to satisfy all of the laws, rules, and regulations in a timely manner or at all.

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

In addition, the PRC government imposes foreign ownership restriction and the licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company — B. Business Overview — Regulations — PRC Government Regulations — Regulations on Foreign Investment in China” and “PRC Government Regulations — Regulations on Value-added Telecommunications Services.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

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

The PRC government has recently sought to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers. The Opinions, among others, emphasizes the need to strengthen cross-border regulatory cooperation and the administration and supervision of China-based issuers, and to establish a comprehensive regulatory system for the application of PRC capital market laws and regulations outside China. On February 17, 2023, CSRC promulgated the Overseas Listing Filing Rules, which became effective on March 31, 2023. According to the Overseas Listing Filing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with CSRC. If a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of shares in the name of an overseas enterprise on the basis of the equity, assets, income or other similar rights of the PRC domestic company through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the transaction (if the submission of application documents is not required). The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC domestic companies if both of the following conditions are met with respect to such issuer: (i) the revenues, profit, total assets, or net assets of PRC domestic companies in the most recent fiscal year constitute more than 50% of the line item in the issuer’s audited consolidated financial statements for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operation is primarily conducted in China. In addition, according to the Overseas Listing Filing Rules and a set of Q&A published on CSRC’s official website in connection with the release of the Overseas Listing Filing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs after obtaining its CSRC filing and before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) a change of control of the issuer or any material change to equity structure of the issuer; and (iii) any material change to the offering and listing plan. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with CSRC within three business days thereafter. Failure to comply with the applicable filing requirements may result in fines being imposed on the PRC domestic companies and their controlling shareholders and other responsible person. For more details of the Opinions and the Overseas Listing Filing Rules, see “Information about Lotus Tech—PRC Government Regulations—Regulations on Mergers and Acquisitions and Overseas Listing.”

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

As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by CAC and we have not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from CAC, CSRC or any other PRC authorities, except for official inquiries and notices received from CSRC during the process of the CSRC filing made in connection with (i) the Business Combination,(ii) the issuance of ADSs to Westwood under the ELOC Purchase Agreement entered into between LTC and Westwood on September 16, 2024, (iii) the issuance of the ATW 2025 CB, the Geely 2024 CB, the Geely 2025 CB, and the Geely 2nd 2025 CB, and (iv) the issuance of ADSs to ECARX Holdings Inc. pursuant to the share subscription agreement entered into between LTC and ECARX Holdings Inc. on December 23, 2025. However, given (i) the uncertainties with respect to the enactment, implementation, and interpretation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy, and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape. In other words, a cybersecurity review and the approval from or filing with CSRC, CAC, or other government authorities may be required in connection with our future offshore offering.

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

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

We are an offshore holding company conducting our operations in China primarily through our PRC subsidiaries. We may make additional capital contributions or loans to our PRC subsidiaries, which are treated as foreign invested enterprises under laws of mainland China. Any loans by us to our PRC subsidiaries are subject to regulations and foreign exchange loan registrations in mainland China. For example, with respect to the registration, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the PRC State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system; with respect to the outstanding amounts of loans, (i) if the PRC subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the PRC subsidiaries adopt the relatively new foreign debt mechanism, the risk-weighted outstanding amount of loans shall not exceed 350% (which may vary due to changes in national macro-control policy in China) of the net asset of the PRC subsidiaries. We may also finance our PRC subsidiaries by means of capital contributions. These capital contributions must be registered with the State Administration for Market Regulation or its local counterparts, and shall be concurrently reported to the Ministry of Commerce through its information reporting and submission system.

Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19 (with its latest amendment taking effect on March 23, 2023), and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated in June 2016 (with its latest amendment taking effect on December 4, 2023), foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the use by a foreign-invested enterprise of its RMB registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. Nevertheless, SAFE Circular 19 and SAFE Circular 16 reiterate the principle that RMB converted from the foreign currency-denominated capital of a foreign invested company may not be directly or indirectly used for purposes beyond its business scope and prohibit foreign-invested companies from using such RMB fund to provide loans to persons other than affiliates unless otherwise permitted under their business scopes.

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

Our PRC subsidiaries have received various financial subsidies from PRC local government authorities. In 2025, 2024 and 2023, we recorded government grants of US$5.1 million, US$8.6 million and US$4.1 million, respectively. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time, or require us to repay part or all of the financial subsidies we previously received. The discontinuation, reduction, or repayment of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

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

As of December 31, 2025, we had 830 registered patents and 1,066 pending patent applications in various jurisdictions such as mainland China, the U.S., Japan, and the U.K., etc., including patents for our vehicle architecture, intelligent cabin, intelligent driving, and fast charging related technologies. We also had 545 registered trademarks, including “ELETRE” and “EMEYA,” registered copyrights to 55 software programs developed by us relating to various aspects of our operations, as well as 113 registered domain names as of December 31, 2025. Even if our patent applications are granted and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technologies. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Our success depends in part on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property. The patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patents or patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Any failure to obtain or maintain patent and other intellectual property protection with respect to our products could harm our business, financial condition, and results of operations.

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

We have registered for the issuance of the ATW 2025 CB as well as ADSs issuable thereunder. We have registered for the resale by Westwood of ADSs that may be issued by us pursuant to the ELOC Purchase Agreement as well as the resale by certain shareholders of up to 680,957,495 ADSs pursuant to certain registration rights granted to such shareholders in connection with the Business Combination. Sales of a substantial number of our securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities.

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

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. ADSs may be issued by us pursuant to the ELOC Purchase Agreement based on a purchase price that fluctuates based on the price of the ADSs. ADSs are also issuable upon the conversion of the Geely 2025 CB, the Geely 2nd 2025 CB and the ATW 2025 CB and other convertible notes issuable under the ATW 2025 CB Purchase Agreement.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges, of such companies, and a list of the names of the current directors of such companies upon a payment to the Cayman Registrar) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

There can be no assurance that we will not be treated as a passive foreign investment company (a “PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If we are a PFIC for any taxable year (or portion thereof) during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. A non-U.S. corporation will generally be a PFIC for U.S. federal income tax purposes if, in any taxable year, either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

Based on the nature and composition of our assets (including goodwill and other unbooked intangibles) and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2025 and do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. However, because the determination of PFIC status is based on the nature of our income and assets from time to time, and involves the application of complex tax rules, and because our view is not binding on the courts or the Internal Revenue Service, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future taxable years. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, including our goodwill and other unbooked intangibles. No assurance can be given that we are not or will not become classified as a PFIC or that the composition of our income or assets will not change in a manner that could make us a PFIC in the future. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to us and the risks of owning equity securities in a company that may be a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Item 4.Information on the Company

A.History and Development of the Company

Our Lotus EV business, founded in 2018, was carried out by Wuhan Lotus Cars and the Lotus EV business unit of Ningbo Geely Automobile Research & Development Co., Ltd., or Ningbo Geely R&D, incorporated in the People’s Republic of China, Lotus Tech UK incorporated in the U.K. and Lotus Tech Innovation Centre GmbH, or Lotus GmbH, incorporated in Germany. For the periods ended prior to the Restructuring, we also carried out the Lotus EV business through the former VIE and its subsidiaries based in mainland China. However, we restructured our company beginning in 2023 such that we no longer have any VIE. We refer to this series of transactions in this annual report as the Restructuring.

On August 9, 2021, LTC was incorporated as a limited liability company in the Cayman Islands.

Through a series of steps, including transferring the assets and employees in the Lotus EV business unit of Ningbo Geely R&D into Wuhan Lotus Cars and transferring the equity of Wuhan Lotus Cars to the WFOE, the Company gained control over the WFOE through Lotus HK on December 15, 2021. The equity interests of Lotus Tech UK and Lotus GmbH were transferred to us on December 29, 2021 and June 24, 2022, respectively.

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

On November 12, 2021, the former VIE and a third-party established Ningbo Robotics Co., Ltd., or Ningbo Robotics, in which the former VIE held 60% equity interest. In March 2022, the former VIE transferred its 60% legal equity interest of Ningbo Robotic to its then wholly-owned subsidiary, Ningbo Lotus Venture Capital Co., Ltd.

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

In January 2023, we entered into a put option agreement with each of Geely HK and Etika, pursuant to which each of Geely and Etika had an option to require us to purchase at a pre-agreed price, the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd. The put options are exercisable during the period from April 1, 2025 to June 30, 2025 upon satisfaction of the condition, or the LAT Put Option Exercise Condition, that the total number of vehicles sold by Lotus Advance Technologies Sdn Bhd and its subsidiaries exceeds 5,000 in 2024 (with the exercise of such options by Geely HK and Etika not cross-conditioned on one another). As of December 31, 2024, the Put Option Exercise Condition had been satisfied. On April 14, 2025, Geely HK exercised its put option, requiring us to purchase 51% of the equity interests in Lotus Advance Technologies Sdn Bhd. On June 30, 2025, Etika also exercised its put option, requiring us to purchase 49% of the equity interests in Lotus Advance Technologies Sdn Bhd. As a result, we are expected to acquire 100% of the equity interests of Lotus UK through non-cash transactions based on pre-agreed prices. Upon completion, we will gain control over Lotus Advance Technologies Sdn Bhd and consolidate its financial results. The strategic transaction will enable us to integrate all businesses and operations under the Lotus brand. Lotus Advance Technologies Sdn Bhd controls the manufacturing operations of Lotus’ sportscars and hyper cars, and Lotus Engineering which provides comprehensive consultancy services to many of the OEMs and Tier 1 suppliers around the world. Closing of the Geely HK put option and Etika put option could be subject to approvals of governmental authorities in various jurisdictions and is currently expected to take place in 2026.

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

In September 2024, LTIL entered into a share sale and transfer agreement with Geely UK Limited, pursuant to which LTIL sold 800,000 shares in Lotus Tech Innovation Center GmbH, or LTIC, a company incorporated in Germany and a wholly-owned subsidiary of LTIL, for an aggregate principal amount of EUR 10,880,000. Immediately upon completion of the transaction, Geely UK Limited beneficially owned 80% of the LTIC’s share capital. LTIC is principally engaged in auto-related research and development services.

The mailing address of our principal executive office is No. 800 Century Avenue, Pudong District, Shanghai, People’s Republic of China. Our corporate website address is www.group-lotus.com. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

B.Business Overview

We are a leading global intelligent and luxury mobility provider that designs, develops luxury lifestyle vehicles (non-sports car vehicles for daily usage) under the iconic British brand “Lotus” and sell all Lotus branded cars. We launched our first fully electric hyper-SUV, Eletre, in 2022, and our second lifestyle production vehicle and first hyper grand tourer (hyper-GT) vehicle, Emeya, in 2023. We also unveiled our first PHEV hyper-SUV, For Me (also known as Eletre X in Europe) in China in March 2026. In addition, we have introduced and plan to continue to introduce new models, to improve our product matrix. We manufacture all EV lifestyle models through a contract manufacturing partnership with Geely Holding, utilizing Geely Holding’s newly-constructed, state-of-the-art manufacturing facilities dedicated for EVs in Wuhan, China.

We bring customers a luxury retailing experience through a digital-first, omni-channel sales model to establish and develop direct relationship with customers and covers the entire spectrum of customer experience, both physically and virtually. As of December 31, 2025, we had over 200 stores in our global distribution network.

In 2025, we delivered a total of 6,520 vehicles, consisting of our lifestyle vehicles and also Lotus-brand sports cars that were distributed through LTIL.

Our Vehicles

Our first lifestyle production vehicle, Eletre, is a new breed of pure electric SUV powered by Lotus’s proprietary 800-volt EPA. Deliveries of Eletre commenced in 2023. Our second lifestyle production vehicle, Emeya, was launched in September 2023 and we began deliveries of Emeya in March 2024. We also started deliveries of Evija in 2024. We also unveiled our first PHEV hyper-SUV, For Me (also known as Eletre X in Europe) in China in March 2026. In addition, we have introduced and plan to continue to introduce new models, to improve our product matrix. We also plan to upgrade our models on an ongoing basis.

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

We have revamped the line-up for Eletre in April, 2025. Key novelty is the ‘600’ and ‘900’ model names, that clearly reflects the electrifying power output of the new models. Eletre 600 features a 450 kW (612 hp) all-electric dual-motor powertrain and all-wheel drive as standard. It accelerates from 0 to 62 mph (0 to 100 km/h) in just 4.5 seconds and achieves a top speed of 159 mph (256 km/h). Eletre 900 relies on a 675 kW (918 hp) strong dual-motor powertrain, providing the Eletre 900 with an acceleration from a standstill to 62 mph (100 km/h) in 2.95 seconds and the maximum speed of the Eletre 900 is 159 mph (265 km/h).

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

Emeya is developed based on the same advanced EPA architecture and adopting the same strong aerodynamics and intelligent driving system as Eletre. We offer two variants named Emeya 600 and Emeya 900. Powered by a 675 kW (918 hp) strong dual-motor powertrain, Emeya 900 can deliver an acceleration from zero to 100 km per hour in 2.78 seconds and a top speed of 155 mph (256 km/h). Equipped with our supercharging feature, Emeya can be charged from 10% to 80% in around 14 minutes (under perfect conditions) of charging time using a 400kW direct current fast charger. In addition, Emeya has been meticulously designed with the latest sustainable materials to reduce the carbon footprint of its production.

For Me (known as Eletre X in Europe)

For Me is the first plug-in hybrid Hyper-SUV in Lotus’ 78-year history, which marks a key milestone in the brand’s electrification roadmap and reflects its commitment to meet growing consumer demand across diversified powertrain segments.

Powered by a 900V high-voltage platform and dual permanent magnet synchronous motors, For Me delivers a peak output of 952 PS, with 0–100 km/h acceleration in just 3.3 seconds. The acceleration performance in the middle and later stages is equally powerful with 0–200 km/h in 10.5 seconds and 0–400 meters in 11.16 seconds. It offers a combined range exceeding 1,400 km and a Worldwide Harmonized Light Vehicles Test Cycle (WLTC) combined fuel consumption of only 0.07 L/100 km (under ideal test conditions).

Beyond headline figures, For Me places a strong emphasis on sustainable, real-world performance. Official data demonstrates that the model can still accelerate from 0–100 km/h in 3.5 seconds even with only 10% battery remaining, ensuring consistent high performance across all scenarios and at all times. Equipped with the advanced X-Hybrid technology, the For Me boasts four core strengths: an ultra-high 11C discharge rate battery pack that enables a 70 kWh battery to fully discharge its energy in just five minutes, a 150 kW on-board generator system that keeps the battery operating within the highly efficient 30%–80% range, the ability to regenerate an additional 25 kWh per hour during 120 km/h cruise in charge-depleting mode, and a 4-minute extreme-cold battery wake-up function that quickly restores full vehicle performance.

To eliminate the intervention delay of conventional four-wheel drive (4WD), For Me uses a full-time 4WD system with 0ms response time. Through intelligent energy management, it offers four driving modes: EV (Electric Vehicle), ICEV (Internal Combustion Engine Vehicle), Force EV, and Hybrid. The system can also predict road conditions via navigation data to intelligently optimize power switching. Thanks to optimized vehicle weight distribution, For Me achieves stronger efficiency that under WLTC conditions, the four-wheel-drive version is more fuel-efficient than the two-wheel-drive version.

Our Global Commercial Platform

We have developed a Global Commercial Platform for the sales and distribution of our vehicles and sports cars made by Lotus UK. As of December 31, 2025, we had over 200 stores in our global distribution network.

Luxury Retailing Experience for Customers

Aiming to provide a future-proof, luxurious customer experience, we adopt a digital-first, omni-channel sales model for Eletre, Emeya, For Me and future lifestyle models to establish and develop direct relationship with customers, covering the entire spectrum of customer experience, both physically and virtually.

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

Master Distribution Agreement with Lotus UK

Pursuant to the Distribution Agreement entered into by and between Lotus Cars Limited, the entity carrying out Lotus UK’s sportscar manufacturing operations, and LTIL, we are the exclusive global distributor (excluding the U.S., where LTIL will act as the head distributor with the existing regional distributor continuing its functions) for Lotus Cars Limited to distribute vehicles, parts, and certain tools, and to provide aftersales services, branding, marketing, and public relations for such vehicles, parts, and tools distributed by it. The Distribution Agreement also provides that each year we and Lotus UK will prepare business plans and annual targets taking into account historical sales figures, forecast demand, national, regional, and local trends, and Lotus UK’s production capacity for the vehicles. Additionally, pursuant to the Distribution Agreement, existing stores and dealers of Lotus UK are transferred to us. As of December 31, 2025, we had over 200 stores in our global distribution network. In addition to Eletre, Emeya, For Me and future lifestyle models, major vehicle models under the Distribution Agreement include Evija (BEV sports car) and Emira (ICE sports car), both developed and manufactured by Lotus UK, and another EV sports car to be launched by Lotus UK in the near future.

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

Charging Solutions

We are dedicated to offering our customers a convenient and efficient charging experience and provide multiple solutions including home charging, flash charging and on-the-go charging provided by our designated partners who are also our affiliates.

Technology

We have taken a decisive path in developing EV-related technologies. We will further establish our strong technology identity, which will be reflected in future electrified models.

Architecture and Chassis Platform

EPA Architecture

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

X-Hybrid Architecture

For Me is developed based on a new X-Hybrid architecture. The architecture integrates the DHE20 hybrid engine, dual-motor drive system, 70kWh high-performance power battery, and full-stack 900V high-voltage electrical architecture, to deliver improved driving range, while retaining driving control experience and overall performance.

●	Power. Industry-leading hybrid powertrain with ≥46% thermal efficiency and low energy consumption. The dual-motor system delivers 700kW (952PS), enabling 3.3s 0-100 km/h acceleration. The 0-100km/h acceleration performance maintains at 3.5s under a lower-power reserve condition thank to our proprietary control strategy, which ensure consistent, non-degraded performance regardless of battery state of charge (SOC).

●	Efficiency. Full-stack 900V high-voltage architecture features high power density, high energy conversion efficiency, fast dynamic response, and low energy consumption, which comprehensively enhance the vehicle’s power performance and energy efficiency. It also supports 11C-rate discharging with a maximum discharge power of 770kW, meeting extreme power demand even at a 20% SOC. Advanced liquid cooling ensures thermal stability of battery performance under high-rate charging and demanding driving.
●	Dynamics. Premium chassis system including independently developed dual-valve dampers, variable-section dual-chamber air springs, active anti-roll bars, and co-developed tires with Pirelli customized under Lotus Tuned Specification standard. It delivers exceptional handling precision, cornering stability, and ride comfort across all road conditions.

Intelligent Driving

Lotus Intelligent Driving research and development commenced as early as 2018. We are committed to building the best platform for advanced intelligent driving technologies and have strong in-house research and development capabilities, which includes perception, decision, planning and control. We support end-to-end intelligent driving technologies with expertise in best-in-class hardware, advanced software and algorithms, and powerful cloud solutions. Our intelligent driving R&D teams across Europe and China have extensive experience in homologation and deep understanding of the behaviors and preferences of local customers.

●	Intelligent driving hardware. We have invested significant resources into the development of hardware and we have L4-ready hardware embedded in our vehicles. Our deployable LiDAR technology is capable of all-around perception coverage with seven HD cameras of eight-megapixel, five long/short-range millimeter-wave radars, four 128-line LiDARs, 12 ultrasonic radars, one in-car camera, and four around-view cameras. By combining radars and LiDARs with camera sensors, our EV lifestyle models can capture the speed and other information on the road to support high-level intelligent driving functions. In addition, Eletre and Emeya are also powered and supported by dual NVIDIA DRIVE Orin X chips with more than 500 TOPS computing power to process complex data and image. The L4-ready hardware on the vehicles are capable of capturing significant amounts of high-quality information, which in turn could be used to optimize our key intelligent driving algorithms, thereby helping us remain as a leader in the development of such technology. We believe this top-class driving hardware distinguishes our models from our competitors’ vehicles and enables our models to evolve with the development of intelligent driving technology throughout its life-cycle.
●	Software capabilities. Our intelligent driving R&D team has developed key intelligent driving algorithms including perception, decision, planning, and control. Our intelligent driving-related testing and simulation tools are also being developed to test and train algorithms and build a foundation of our cloud-based services. Our advanced intelligent driving software and algorithms take into account of various scenarios, including high-way, urban, and parking. Eletre and Emeya come with L2 intelligent driving solutions such as driving assistance, parking assistance, and active safety system, upon delivery. On top of these functions, we are developing end-to-end solutions for scenarios such as high-way, urban, and parking, which some of the solutions have been integrated into our models as premium functions through OTA. Further, our intelligent driving arm, Lotus Robotics, has been designated to license several leading automakers to provide them with its intelligent driving technology, software and intelligent driving-related tools.
●	Cloud services. We constructed a powerful cloud infrastructure to support cloud-based services to customers. Our cloud services fully empower intelligent driving in data compliance, model training, process optimization, and improve computing power and digital operation capabilities.

We have integrated these hardware, software and cloud capabilities to develop a full stack of advanced intelligent driving technologies, which enable our vehicles to perceive and intelligently react to their surroundings and thereby enhancing their driving experience. By combining our powerful algorithms, HD cameras, radars and LiDARs, our vehicles are able to precisely perceive their surroundings in stereoscopic display. Our vehicles then dynamically react to their perceived surroundings by leveraging our customized planning and control algorithms. Taken together, our intelligent driving solution offers smooth and intelligent driving experience to drivers, even under extreme road conditions.

E-mobility Platform

We have developed a high-voltage electrical and control (HVEC) system, which enhances the efficiency and performance of BEV models. With the HVEC system, we are pioneering the release of 800-volt architecture and incorporating high-power motors into the e-mobility system. In addition, our supercharging design features significant charging efficiency to ensure the consistently strong performance of its e-mobility system.

●	Pioneering 800-volt architecture. We have launched an 800-volt electric platform by doubling the voltage to meet customers’ high-power demand in BEV. This pioneering design can increase the efficiency of energy utilization and reduce the overall weight of vehicles.
●	High-power motors. Eletre and Emeya come with two electric motors, one driving front wheels and another driving the rear wheels. The high-power motor driving the rear wheels is developed by us with a maximum of 450 kw hp. Those motor also incorporates an 800- volt-SiC inverter and two-speed gearboxes to realize an acceleration from zero to 100 km per hour within three seconds and to maintain strong vehicle power performance at the highest speed of 265 km per hour.
●	Supercharging feature. Underpinned by our proprietary 800-volt architecture and high-power motors, we have developed a 420 kw supercharging solution. The supercharging feature can electrify the battery level from 10% to 80% within 20 minutes and reach 120 km range with five minutes of charging time. We are improving the performance of our supercharging solutions to further reduce the charging time.

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

Engineering Design

The lightweight vehicle design and vehicle aerodynamics are the most noteworthy engineering features of our EV models design. We also provide engineering design consultancy services to external OEMs.

●	Aerodynamic efficiency. We have proprietary and patented technologies related to aerodynamics, including wedge-shaped car designs, air intakes, and airfoils, and our electric vehicle portfolio inherits the aerodynamics design heritage. For example, the unique porosity design together with the active aero devices can reduce the low drag coefficient of Eletre to 0.26, making it easier to pass through the surrounding air. In addition, the active rear spoiler and active air intake grille designs enable Eletre to reach a considerable vehicle downforce for optimal stability at high speeds.

●	Lightweight vehicle design. The “lightweight” design philosophy is key to our heritage and we keep innovating in the use of materials and in designing new processes to reduce vehicle’s weight. For example, we have designed 17 kinds of welding processes to realize aluminum-alloy and high strength steel mixed body lightweight vehicle mass production. The lightweight design enables EV models to have faster straight-line acceleration, increased range, and extraordinary handling.

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

Our research and development efforts are focusing on the development of key EV technologies while benefiting from the technological support from the Geely Holding ecosystem. We intend to continually develop cutting-edge technologies, including our 800-volt EPA architecture and hardware, X-Hybrid Architecture, algorithms, and software system to enhance the competitiveness of our vehicles. We also plan to monetize our R&D capabilities by licensing our IPs and software via subscriptions to other luxury auto brands.

Guided by our R&D leaders, our global research and development team has extensive experience in automotive and technology industries. As of December 31, 2025, our R&D team consisted of 582 professionals with extensive knowledge in automotive, engineering, software, AI as well as diversified working experiences from leading vehicle manufacturers globally. Such composition ensures solid technology development capabilities, especially in intelligence and digitalization. The diversified cultural and professional background promotes the exchange of ideas from different perspectives and ensures the generation of innovations.

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

As of December 31, 2025, we had 830 registered patents and 1,066 pending patent applications in various jurisdictions such as mainland China, the U.S., Japan, and the U.K., etc., including patents for our vehicle architecture, intelligent cabin, intelligent driving, and fast charging related technologies. We also had 545 registered trademarks, including “ELETRE” and “EMEYA,” registered copyrights to 55 software programs developed by us relating to various aspects of our operations, as well as 113 registered domain names as of December 31, 2025.

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

We entered into a manufacturing arrangement with Geely Holding, for the manufacture of our vehicles for 10 years starting from 2022. Pursuant to the manufacturing agreement, we commissioned Geely Holding for vehicle production and we agreed to authorize Geely Holding to access our technologies for the production of such models. We are mainly responsible for the design and development of the models, product announcement, and ensuring consistency with global standards of the Lotus brand. We also provide Geely Holding with the intellectual properties necessary for the vehicle production. Geely Holding is mainly responsible for the ordering and inspection of raw materials, production planning, production quality control, logistics and transportation of manufactured vehicles, and construction and operation of the manufacturing plant. Particularly, quality control is carried out in accordance with our quality assurance framework and approved by Geely Holding. In addition, Geely Holding is responsible for obtaining certificates for the manufactured vehicles.

Manufacturing Plant

We work with a EV manufacturing facility in Wuhan, China, which is owned and operated by Geely Holding. This manufacturing plant is purpose-built for EVs with advanced manufacturing technologies, covering an area of over one million square meters. The plant has been constructed to be a brand-new, world-class plant to produce electric vehicles. The plant has the capability of conducting stamping, welding, painting, and assembly, and is equipped with testing tracks, a quality inspection center and a utility power and sewage treatment center. It features an advanced system whereby vehicles can be transported into workshops using intelligent driving technology without any human intervention. The plant is also facilitated with an approximately three km-length track for quality inspection. Customers can experience driving experience such as racing, drifting and off-road on the track. It has nine left turns and seven right turns and can accommodate vehicles driving at speeds up to 230 km per hour through straight line.

Our Suppliers

We seek to partner with reputable suppliers. We leverage the Geely Holding ecosystem for the order of basic auto parts. We intend to use most of the same core suppliers for our vehicles.

We have developed close relationships with key suppliers. These include NVIDIA, a global leader in AI computing, which provides its chips for the ADAS used in our vehicles; Qualcomm, a world’s leading developer of semiconductor technologies, which provides 8155 smart cockpit chips; and CATL, a world’s leading manufacturer of lithium-ion battery, which provides batteries for our EVs. Most of these suppliers are key partners in the Geely Holding ecosystem with years of strong partnership with Geely Holding.

We follow Geely’s process to select suppliers taking into account quality, cost, and timing. We have a part quality management team which is responsible for managing and ensuring that suppliers meet quality standards. Our method for selecting suppliers depends on the nature of the supplies needed. For general parts which are widely available, we examine proposals from multiple suppliers and choose based on quality and price competitiveness, among other factors. For parts requiring special designs, we review design proposals and choose largely based on design-related factors. However, in certain cases we have limited choices given our scale, such as battery cell packages, so in such circumstances we typically partner with suppliers that we believe to be well-positioned to meet our needs. In addition, when part suppliers are selected, we have established certain environmental guidelines in accordance with our Environmental, Social and Governance (ESG) strategies and goals.

Quality Assurance

We aim to deliver high-quality products and services to our customers in line with our core values and commitments. We believe that quality assurance is key to ensuring the delivery of high-quality products and services, and to minimize waste and to maximize efficiency. Quality management has been strongly emphasized across all business functions including product development, manufacturing, supplier quality management, procurement, charging solutions, customer experience, servicing, and logistics. Our quality management groups are responsible for our overall quality strategy, quality systems and processes, quality culture, and general quality management implementation. During the product development, several phases of testing have been implemented to verify our design and production quality. Our quality standards are guided by industry standards, including ISO9001, R155 CSMS, R156 SUMS, ISO27001/27701, Aspice L2, ISO26262 and ISO/SAE 21434.

Now we have three volume-manufactured vehicles, Eletre, Emeya and For Me, which are manufactured at a new plant operated by Geely Holding with quality standards. All lines including stamping, welding, painting, and general assembly are developed in accordance with industry standards with a higher degree of automation. We apply more than 4,000 standards across all phases of product development and supplier quality management. Through the plant automated system, the manufacturing process parameters and parts information are monitored for process control and traceability.

Our Environmental, Social and Governance Charter

Guided by the same principle of the Lotus brand and in collaboration with Lotus UK, our new ESG Charter formalizes the activities that we have been carrying out. As we transform rapidly to become a global pioneer of electric performance vehicles, we recognize our responsibility to do so in ways that lead our industry in minimizing its impact on the environment, benefitting society and the planet as a whole.

●	Focus on electric vehicles. Eletre and Emeya, our new generation of vehicles, marks our transition to a great line-up of electric vehicles. In 2024, Lotus has also unveiled its first concept car, Theory 1, centered on advanced technology, material minimization, and sustainable development. In contrast to mainstream industry models that utilize hundreds of surface materials, Theory 1 sets a “Challenge of 10” goal, employing only 10 core surface materials characterized by durability, lightweight properties, and renewability. By reducing material variety in the vehicle, the aim is to promote resource circularity, decrease reliance on virgin resources, and further mitigate environmental impact.
●	Carbon-neutral sustainable development. Our commitment to “Driving Change” includes significant reduction in carbon emissions throughout the business, substantial elimination of waste, driving efficient and sustainable use of resources in both operations and supply chains, and protecting and preserving natural environments. We target to achieve carbon neutrality across the entire value chain by 2038. We have completed carbon footprint assessments at the organizational level for five consecutive years (2021-2025). Manufacturing sustainability is of high importance to us and minimizing environmental impacts is one of the most important targets of the manufacturing plant from the very beginning. We have worked with Geely Holding to carry out a series of energy-saving and emission reduction measures at Geely Holding’s manufacturing plant. The photovoltaic power generation system at Lotus Global Smart Factory generated more than 22,263 MWh in 2025. Lotus Global Smart Factory was honored the “Leading Zero-Carbon Factory.” Moreover, our Raw Material Natural Capital Assessment Project was recognized as a leading industry practice in the World Economic Forum’s Nature Positive Transition Report series.
●	Inspiring the next generation. To help engage the next generation of Lotus colleagues, we leverage Lotus’s unique global appeal and stimulate the ambitions of next generation, especially in the creative science, technology, engineering, art, and mathematics subjects. We help carry out educational outreach programs and work with our communities outside the core business to provide support and stability within its environments. We also adopt and align our strategy to external frameworks including the UN Global Compact, including commitments to transparent, responsible, and ethical business management.

We release ESG Report annually to document our ESG strategy and highlight our ESG achievements as part of Lotus’s advancement into an intelligent, and sustainable luxury mobility provider under the brand’s Vision80 strategy. Our strategy focuses on six key fields: Nature Positive, Climate Neutrality, Sustainable Supply Chain, Inclusion and Equality, Community Commitment, and Transparent Governance. We joined the United Nations Global Compact (UNGC) and became the supporter of ISSB in 2023. We have set targets aligned with the United Nations Sustainable Development Goals (SDGs) for each field, embedding actionable frameworks into its operations to achieve the global goals. In 2024, we were granted the Highly Commends honor at the Reuters Sustainability Awards 2024 and were awarded the Green Apple Environment Award by the Green Organization for our innovation and exceptional commitment to sustainability and responsible business practices. Additionally, we were honored the Decarbonization Leader by European Union Chamber of Commerce in China, demonstrating global recognition of our holistic approach to sustainability. In 2025, we were awarded the “Green Development” honor in the 2025 China Automotive Industry Sustainable Development Practice Cases guided by the China Association of Automobile Manufacturers (CAAM).

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

We continue to build consumer community and enhance brand awareness globally. In 2025, Lotus Cup GT Racing Series successfully concluded after four intense rounds held in Chengdu (China), Ningbo (China), and Sepang (Malaysia). It has marked a breakthrough in international participation, bringing together drivers and teams from multiple countries and regions, forming a uniquely global racing lineup. On November 16th, drivers Lu Wenlong and Liu Kai Shun, piloting the Lotus Emira GT4, claimed the championship and third place respectively in the 72nd Macau Grand Prix Greater Bay Area GT Cup (GT4), adding further glory to Lotus sports cars. It reinforces the brand’s high-performance image through track proven reliability.

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

Regulations on Foreign Investment in China

Guidance Catalog of Industries for Foreign Investment

Investments in China by foreign investors and foreign-invested enterprises are regulated by (i) the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version), or the 2024 Negative List, which was jointly promulgated by the Ministry of Commerce and NDRC on September 6 2024 and took effect on November 1, 2024, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2025 Version), or the 2025 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and NDRC on December 15, 2025 and took effect on February 1, 2026. The 2025 Encouraged Catalog and the 2024 Negative List set out the industries and economic activities in which foreign investment in China is encouraged, restricted, or prohibited. Pursuant to the 2025 Encouraged Catalog, the research and development and manufacture of automobiles, the research and development and manufacture of key parts and components of intelligent vehicles, and the research and development and manufacture of key parts and components of intelligent vehicles of new energy vehicles fall within the encouraged category. However, the 2024 Negative List provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers).

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

Pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products (with its latest amendment taking effect on September 1, 2020), to be included in the Vehicle Manufacturers and Products Announcement, our vehicles must satisfy certain conditions, including, among others, meeting certain standards set out therein, meeting other safety and technical requirements specified by the Ministry of Industry and Information Technology, and passing inspections conducted by a state-recognized inspection institution. After these conditions are met and the application has been approved by the Ministry of Industry and Information Technology, the qualified vehicles will be included in the Vehicle Manufacturers and Products Announcement by the Ministry of Industry and Information Technology. If a passenger vehicle manufacturer manufactures or sells any model of a passenger vehicle without prior approval of the competent authorities, including the inclusion in the Vehicle Manufacturers and Products Announcement by the Ministry of Industry and Information Technology, it may be subject to penalties, including fines, forfeiture of any illegally manufactured and sold vehicles and spare parts, and revocation of its business licenses.

Regulations on Compulsory Product Certification

Pursuant to the Regulations on Certification and Accreditation (with its latest amendment taking effect on July 20, 2023), certification and accreditation activities in mainland China shall comply with these regulations. Under the Administrative Regulations on Compulsory Product Certification, which took effect on November 1, 2022, the List of the First Batch of Products Subject to Compulsory Product Certification, which took effect on December 3, 2001, and the Compulsory Product Certification Catalogue Description and Definition Form (with its latest amendment taking effect on August 10, 2023), the State Administration for Market Regulation is responsible for the regulation and quality certification, and vehicle wireless terminal and vehicle wireless module cannot be delivered, sold, imported, or used in operating activities until certified by designated PRC certification authorities as qualified products and granted certification marks, otherwise the violator shall be ordered to make correction and be imposed with a fine ranging from RMB50,000 to RMB200,000 and the illegal income shall be confiscated.

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

Regulation on Import and Export of Goods

Pursuant to PRC Foreign Trade Law promulgated on May 12, 1994 (with its latest amendment taking effect on December 27, 2025) which took effect on March 1, 2026, foreign trade operators shall submit documents and material related to its foreign trade activities to the authorities in accordance with the provisions promulgated by the foreign trade authorities of the State Council or other State Council departments in accordance with the law.

According to the PRC Customs Law (with its latest amendment taking effect on April 29, 2021), where a consignee or consignor of import or export goods goes through customs declaration procedures, it shall file for record with the customs, and in the event customs declaration business is engaged in without being filed with the customs, the customs shall impose a fine against the entity concerned. Under the Administrative Provisions of the Customs on Record-filing of Customs Declaration Entities, which took effect on January 1, 2022, customs declaration entities include consignees or consignors of import or export goods that have filed for record with customs in accordance with these provisions, and consignors or consignees of import or export goods that apply for record-filing shall have obtained market entity qualifications. Record-filing of customs declaration entities shall be valid permanently.

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

Pursuant to the PRC Product Quality Law (with its latest amendment taking effect on December 29, 2018), a manufacturer is prohibited from making or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may claim compensation against the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the manufacture or sale of the products and could be subject to confiscation of the products or fines. Income from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, the business license may be revoked.

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

Non-Imposition of Vehicle and Vessel Tax

According to the Notice of the Policies on Energy-saving and New-energy Vehicles Enjoying Vehicle and Vessel Tax Reduction and Exemption jointly promulgated by the Ministry of Finance, the Ministry of Transport, the State Administration of Taxation, and the Ministry of Industry and Information Technology on July 10, 2018 (with its latest amendment taking effect on March 18, 2026), purely electric passenger vehicles are not subject to vehicle and vessel tax.

New Energy Vehicle License Plates

In recent years, in order to ease road traffic congestion and improve air quality, certain local governments have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for new energy vehicles, which makes it easier for purchasers of new energy vehicles to obtain automobile license plates. For example, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, effective from January 1, 2026, from the date of implementation to December 31, 2026, the special plate quota will be issued for free to qualified consumers who purchase new energy vehicles, while from January 1, 2023, the special license plate quota will no longer issued to consumers who purchase plug-in hybrid (including extended-range) vehicles.

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

Regulations on Cyber Security and Privacy Protection

Internet Information and Automotive Data Security

Pursuant to the PRC Cybersecurity Law issued by the Standing Committee of the National People’s Congress on November 7, 2016 (with its latest amendment taking effect on January 1 2026), the state shall implement the multi-level protection scheme for network cybersecurity. Network operators shall, according to the requirements of laws and requirements as well as the mandatory requirements of national and industry standard, develop internal security management mechanisms, take technical measures and other necessary measures to ensure network security and stable operation. Under the Cybersecurity Law of PRC, where network operators provide network access and domain registration services for users, handle network access formalities for fixed-line or mobile phone users, or provide users with information release services, instant messaging services and other services, they shall require users to provide true identity information, or otherwise, the network operators shall not provide them with services. The PRC Cybersecurity Law also specifies that the network operators shall provide technical support and assistance to public security organs and state security organs for safeguarding national security and crime investigation activities. Network operators in violation of the provisions of this law may be subject to penalties, such as being ordered to make rectifications, given warnings or fines, confiscated of unlawful gains, ordered to a temporary suspension of operations, a suspension of business for corrections, closing down of websites, revocation of operations permits, etc.

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

Regulations on Land and the Development of Construction Projects

Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land promulgated by the State Council on May 19, 1990 (with its latest amendment taking effect on November 29, 2020), China adopts a system of assignment and transfer of the right to use state-owned land. The assignment of land use rights may be carried out by agreement, bidding or auction. The land user shall pay the premium of the land use right to the State, and the State may assign such right to the user for an agreed term. The land user who has obtained the land use right may, within the term of land use, transfer, lease or mortgage the land use right or use it for other economic activities.

Pursuant to the regulations abovementioned and the PRC Urban Real Estate Administration Law promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, (with its latest amendment taking effect on January 1, 2020), an assignment contract shall be signed between the regional land administration authority and land users for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate to acquire the land use rights. The land user shall develop, utilize and operate the land in accordance with the provisions of the assignment contract and the requirements of urban planning.

Pursuant to the Regulations on Planning Administration Regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction on December 4, 1992, amended on January 26, 2011 and effective on the same date, the land assignee shall obtain a construction land planning permit from the municipal planning authority. Pursuant to the Urban and Rural Planning Law promulgated by the Standing Committee of the National People’s Congress on October 28, 2007 (with its latest amendment taking effect on April 23, 2019), a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline, or other engineering project within an urban or rural planning area.

Pursuant to the Administrative Provisions on Construction Permit of Construction Projects issued by the Ministry of Construction (the predecessor of the Ministry of Housing and Urban-Rural Development) on October 15, 1999 (with its latest amendment taking effect on March 30, 2021), for the construction, renovation and decoration of all kinds of buildings within the territory of China and the auxiliary facilities thereof, the installation of supporting lines, pipes and equipment, and the construction of municipal infrastructure projects in cities and towns, the construction unit shall, before starting construction, apply to the housing and urban-rural development administrative department of the people’s government at or above the county level where the project is located for a construction permit in accordance with the Provisions. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, the construction unit may be allowed not to apply for a construction permit.

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

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the Standing Committee of the National People’s Congress on December 26, 1989 (with its latest amendment taking effect on January 1, 2015), any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation and other hazards produced during such activities.

Regulations on Work Safety

Vehicle and component manufacturers shall comply with regulations related to environmental protection and work safety. In accordance with the PRC Work Safety Law promulgated on June 29, 2002 by the Standing Committee of the National People’s Congress (with its latest amendment taking effect on September 1, 2021), a production and operation unit must develop a well-established work safety responsibility system and work safety rules and systems for all employees, meet the conditions for safe production as stipulated by laws and regulations, national standards or industry standards, and those who do not have such production conditions shall not engage in production and operation activities. The production and operation unit shall conduct safety production education and training for employees to ensure that they are equipped with necessary safety production knowledge and are familiar with safety production rules and regulations and safety operation procedures.

Regulations on Fire Control

Pursuant to the PRC Fire Safety Law promulgated by the Standing Committee of the National People’s Congress in April 1998 (with its latest amendment taking effect on April 29, 2021), and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020 (with its latest amendment taking effect on October 30, 2023), the construction unit of other construction projects must complete the fire protection filing of the fire protection completion acceptance within five working days after the completion acceptance of the construction project. If a construction project fails to pass the fire safety inspection before it is put into use, or does not meet the fire safety requirements after the inspection, it will be ordered to suspend the construction and use of such project, or suspend production and business, and be imposed a fine.

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

Patents

According to the PRC Patent Law promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and currently effective from June 1, 2021, and the Implementation Rules of the PRC Patent Law promulgated by the State Council on June 15, 2001 (with its latest amendment taking effect on January 20, 2024), there are three types of patents in China: invention patents, utility model patents, and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent (or 10 years for design patents filed prior to June 1, 2021), commencing from their respective application dates. The patent system of mainland China adopts a first-to-file principle, under which the person who files the patent application first is entitled to the patent if two or more persons file patent applications for the same subject. Any person or entity that utilizes a patent or conducts any other activities that infringe a patent without authorization of the patent holder must compensate the patent holder and is subject to a fine imposed by the government authorities, and may be criminally liable in case of patent passing-off. In addition, any person or entity that files a patent application in a foreign country for an invention or utility model patent accomplished in China is required to report in advance to the State Council’s patent administrative authority for a confidentiality examination.

Copyrights

The PRC Copyright Law (with its latest amendment taking effect on June 1, 2021), provides that Chinese citizens, legal persons, or other organizations will own copyright in their copyrightable works, including works of literature, art, natural science, social science, engineering technology, and computer software, regardless of whether published or not. Copyright owners enjoy certain legal rights, including the right of publication, the right of authorship, and the right of reproduction. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, a copyright infringer will be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owner, and compensating for the loss of the copyright owner. Copyright infringers may also be subject to fines and administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 (with its latest amendment taking effect on January 30, 2013), a software copyright owner may go through the registration procedures with a software registration authority recognized by the State Council’s copyright administrative authority. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademarks

Trademarks are protected by the PRC Trademark Law (with its latest amendment taking effect on April 23, 2019) and the Implementation Regulations of the PRC Trademark Law promulgated by the State Council (with its latest amendment taking effect on April 29, 2014). The PRC Trademark Office grants a ten-year term to registered trademarks, and the term may be renewed for another ten-year period upon request by the trademark owner. Where the trademark owner fails to do so, a grace period of six months may be granted. In the absence of renewal upon expiry, the registered trademark will be canceled. A trademark owner may license its registered trademarks to another party by entering into trademark licenses agreements, which must be filed with the Trademark Office for its records. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark that is applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark shall not infringe upon prior existing trademark rights of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Market regulatory departments have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case will be timely referred to a judicial authority and decided according to the law.

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

Trade Secrets

According to the PRC Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 (with its latest amendment taking effect on October 15, 2025), a “trade secret” refers to technical and business information that is unknown to the public, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the Anti-Unfair Competition Law, business operators are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use the trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential; or (iv) instigating, inducing, or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping the confidentiality of trade secrets, disclosing, using, or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known the above-mentioned illegal conduct but nevertheless obtains, uses, or discloses trade secrets of others, the third party may be deemed to have misappropriated the others’ trade secrets.

Business operators who violate the provisions of the Anti-Unfair Competition Law and cause others to suffer damages shall bear civil liability, and where the legitimate rights and interests of a business operator are harmed by unfair competition, the business operator may file a lawsuit with a People’s Court. The amount of compensation for a business operator who suffer damages due to unfair competition shall be determined on the basis of the actual losses suffered as a result of the infringement or the benefits gained by the infringing party from the infringement. If a business operator maliciously commits an act of infringing trade secrets and the case is serious, the amount of compensation may be determined at not less than one time and not more than five times the amount determined in accordance with the foregoing method. The amount of compensation shall also include reasonable expenses paid by the business operator to stop the infringement. If it is difficult to ascertain the actual losses suffered or benefits gained, the People’s Court shall, in consideration of the extent of the infringement, award compensation of less than RMB5,000,000 to the rights holder. Additionally, government authorities shall stop any illegal activities which infringe upon trade secrets and confiscate the illegal income from the infringing parties, and impose a fine between RMB100,000 to RMB1,000,000 (or where the circumstances are serious, between RMB500,000 to RMB5,000,000).

Pursuant to the PRC Criminal Law promulgated by the National People’s Congress on July 1, 1979 (with its latest amendment taking effect on March 1, 2024), anyone that commits any of the following acts of trade secrets infringement, if the circumstances are serious, shall be sentenced to a fixed-term imprisonment of not more than 3 years and/or shall be fined; if the circumstances are especially serious, the infringing party shall be sentenced to a fixed-term imprisonment of not less than 3 years but not more than 10 years and shall be subject to fines: (i) obtaining trade secrets from their legal owners or holders through unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential. Any person who has knowledge of the circumstances referred to above but nevertheless obtains, discloses, uses or allows others to use such trade secrets shall be deemed to have infringed upon trade secrets.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Exchange Administrative Regulations promulgated on January 29, 1996 (with its latest amendment taking effect on August 5, 2008), and various regulations issued by SAFE and other PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currencies outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires prior approval from SAFE or its local branch.

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

Pursuant to the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment promulgated by SAFE on November 19, 2012 (with its latest amendment taking effect on December 30, 2019), or SAFE Circular 59, approval of SAFE is not required for opening a foreign exchange account and depositing foreign currencies into the accounts relating to direct investments. SAFE Circular 59 also simplifies foreign exchange-related registration required for foreign investors to acquire the equity interest in PRC domestic companies and further improves the administration of foreign exchange settlement for foreign-invested enterprises. The Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment promulgated by SAFE and effective on June 1, 2015 (with its latest amendment taking effect on December 30, 2019), or SAFE Circular 13, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment, and simplifies the procedure for foreign exchange-related registration. Pursuant to SAFE Circular 13, investors must register with banks for direct domestic investment and direct overseas investment.

Pursuant to SAFE Circular 19 which became effective on June 1, 2015 (with its latest amendment taking effect on March 23, 2023), a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise must truthfully use its capital for its own operating purposes within the scope of business; and where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement, pending payment with the foreign exchange administration or the bank at the place where it is registered.

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

On September 12, 2025, SAFE promulgated the Notice on Matters Concerning the Deepening of Reform in the Administration of Foreign Exchange for Cross-border Investment and Financing, which took effect on the same date. The Notice further streamlines foreign exchange administration under the capital account by cancelling certain registration requirements for foreign direct investment and domestic reinvestment by foreign-invested enterprises, allowing preliminary expenses and domestic reinvestment funds to be remitted directly through banks without prior or change registration. It also permits foreign exchange profits derived from direct foreign investment to be reinvested in China and transferred directly into the relevant capital accounts. In addition, the Notice expands cross-border financing facilitation by increasing foreign debt quotas for eligible technology-oriented enterprises and simplifies related registration procedures, including the removal of the requirement to submit audited financial statements at the contract registration stage for enterprises participating in cross-border financing facilitation business.

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

Regulations on Outbound Direct Investment

On December 26, 2017, NDRC promulgated the Administrative Measures on Overseas Investments of Enterprises, or NDRC Order No. 11, which took effect on March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are required to make record filings with NDRC or its local branch. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with the Ministry of Commerce or its local branch. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 (with its latest amendment taking effect on December 30, 2019), under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

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

Regulations on Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law promulgated by the Standing Committee of the National People’s Congress on March 16, 2007 (with its latest amendment taking effect on December 29, 2018) and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council on December 6, 2007 (with its latest amendment taking effect on December 6, 2024), the income tax rate for both PRC domestic companies and foreign-invested enterprises is 25% unless otherwise provided for specifically. Enterprises are classified as either PRC resident enterprises or non-PRC resident enterprises. In addition, enterprises established outside China whose de facto management bodies are located in China are considered PRC resident enterprises and subject to the 25% enterprise income tax rate for their global income. An income tax rate of 10% applies to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in China, or that have such establishment or place of business but where the income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Value-Added Tax

Pursuant to the PRC Provisional Regulations on Value-Added Tax effective on January 1, 1994 (with its latest amendment taking effect on November 19, 2017), the implementation rules effective on December 25, 1993 (with its latest amendment taking effect on October 28, 2011), and the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax, promulgated on November 19, 2017, the PRC government imposes value-added tax, or VAT, on all enterprises and persons engaged in the sale of goods, provision of processing, repairing, and replacement services, and sales of services, intangible assets and real property in mainland China, as well as the importation of goods into mainland China. The rates have varied over time. Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform effective on April 1, 2019, we are currently subject to VAT at rates between 6% and 13% on the products and services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the PRC, or the VAT Law, which will become effective on January 1, 2026, and replace the Provisional Regulations on Value-added Tax. According to the VAT Law, all taxpayers selling goods, provision of services, separate intangible assets, immovable properties, or the importation of goods within the PRC shall pay Value-Added Tax. The applicable VAT rates are generally 13%, 9%, 6% or 0%, depending on the category of taxable activities.

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

Tax on Indirect Transfer

Pursuant to Circular 7 issued by the State Administration of Taxation on February 3, 2015 (with its latest amendment taking effect on December 29, 2017), an indirect transfer of assets, including equity interest in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a reasonable commercial purpose of the transaction arrangement, several factors are considered, including whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from PRC taxable assets, whether the assets of the offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China, and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature that is evidenced by their actual function and risk exposure. Circular 7 does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the State Administration of Taxation issued Circular 37, which was amended by the Announcement of the State Administration of Taxation on the Revision to Certain Taxation Regulatory Documents issued by the State Administration of Taxation on June 15, 2018. Circular 37 further elaborates on the implementing rules regarding the calculation, reporting, and payment obligations of the withholding tax by non-PRC resident enterprises. Nevertheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-PRC resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Labor Law and Labor Contract Law

Pursuant to the PRC Labor Law effective on January 1, 1995 (with its latest amendment taking effect on December 29, 2018) and its implementation rules, employers must establish and improve work safety and health systems, enforce national standards, and carry out work safety and health education for employees. In addition, pursuant to the PRC Labor Contract Law effective on January 1, 2008 and amended on December 28, 2012 and its implementation rules, employers must execute written labor contracts with full-time employees and comply with local minimum wage standards. Violations of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

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

Social Insurance and Housing Fund

According to the PRC Social Insurance Law promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 (with its latest amendment taking effect on December 29, 2018) and the Regulations on the Administration of Housing Funds promulgated by the State Council on April 3, 1999 (with its latest amendment taking effect on March 24, 2019), employers are required to contribute to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity insurance, and also to housing funds. Any employer who fails to make such contribution may be fined and ordered to make good the deficit within a stipulated time limit.

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

The Provisions on the Prohibition of Monopoly Agreements promulgated by the State Administration for Market Regulation on March 10, 2023 (with its latest amendment taking effect on February 1, 2026), further provided for the prevention and prohibition of monopoly agreement-related matters, and replaced some of anti-trust rules and regulations previously issued by the State Administration for Market Regulation.

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

The Interim Provisions on Prohibition of Abuse of Dominant Market Position promulgated by the State Administration for Market Regulation (with its latest amendment taking effect on April 15, 2023), further prevented and curbed abuse of market dominance.

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

Regulations on Type Approval

EU

Manufacturers of passenger vehicles in the EU that wish to benefit from the EU single market are required to comply with EU Regulation 2018/858, or the Whole Vehicle Type Approval), which requires that vehicles that are put on the market within the EU must first be type-approved to ensure that they meet all environmental, safety and security standards. A vehicle that has been type-approved in one EU member state can thereafter be sold and registered in all member states without further tests. As of the date of this annual report, we have acquired EU type approval for Eletre and Emeya in compliance with the Whole Vehicle Type Approval and application for For Me is in process.

U.K.

The EU position is broadly the same in the U.K., which adopted EU Regulation 2018/858 as retained EU law at the end of the Brexit transition period, and which was subsequently implemented / amended by the Road Vehicles (Approval) Regulations 2020. On December 31, 2022, the new GB Type Approval Scheme came into force. This scheme is based heavily on EU Regulation 2018/858, but applies solely to vehicles to be sold on the market in Great Britain. Compliance with the scheme involves ensuring that the vehicle meets performance standards in Great Britain and can be sold on the Great Britain market. The GB Type Approval Scheme is mandatory for vehicles to be sold in Great Britain from February 1, 2024. Up until February 1, 2024, manufacturers had the option of using the Provisional GB Type Approval Scheme to obtain approval in Great Britain. Under the provisional scheme, manufacturers already in possession of an EU type approval under the Whole Vehicle Type Approval referenced above can obtain type approval in the U.K. by providing the Vehicle Certification Agency with: (i) a list of type approvals for vehicle types they intend to place on the market in Great Britain, and (ii) the corresponding EU type approval certificates. As of the date of this annual report, we have acquired U.K. type approval for Eletre and Emeya and application for For Me is in process.

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

D.Property, Plant and Equipment

We have established offices in various cities in China and Europe. As of December 31, 2025, we had leased premises as summarized below and under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

	Approximate Size
	(Building) in
Location	Square Meters	Primary Use	Lease Term (years)
Shanghai, China	40,741	Office, Lotus center, experience store	Less than 10 years
Wuhan, China	4,435	Lotus center, experience store	1 to 11 years
Ningbo, China	9,389	Office	5 years
Hangzhou, China	11,207	Office	Less than 3 years
London, U.K.	1,730	Office	10 years
Coventry, U.K.	1,000	Office	Less than 1 year
Paris, France	1,913	Experience store, Lotus center, office	10 years
Amsterdam, Netherlands	2,795	Office	15 years
Oslo, Norway	455	Experience store, office	5 to 8 years
Munich, Germany	65	Office	Less than 1 year
Milan, Italy	40	Office	Less than 1 year
Singapore, SG	18	Office	Less than 1 year
Tokyo, Japan	23	Office	Less than 1 year
Dubai, UAE	307	Office	1 year
Gothenburg, Sweden	295,295	Office, warehouse	3 years

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

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.Operating Results

We are a leading global intelligent and luxury mobility provider that designs, develops luxury lifestyle vehicles (non-sports car vehicles for daily usage) under the iconic British brand “Lotus” and sell all Lotus branded cars.

In 2025, we delivered a total of 6,520 vehicles, which consisted of our lifestyle vehicles and sportscars distributed through LTIL. As of December 31, 2025, we had 1,132 full-time employees globally, including in China and Europe, among which approximately 51% belong to our R&D division.

Our total revenues increased from US$679.0 million for the year ended December 31, 2023 to US$924.3 million for the year ended December 31, 2024 and decreased to US$519.1 million for the year ended December 31, 2025. We recorded a net loss of US$750.3 million, US$1,107.3 million and US$464.2 million, in 2023, 2024 and 2025, respectively.

Revenues

We generate revenues primarily through sales of goods and services.

Sales of goods. We generate revenues by providing the following products:

●	EV lifestyle models developed by us;
●	Lotus-brand sports cars developed by Lotus UK;
●	auto parts; and
●	peripheral products.

Services. We generate revenues by providing automotive design and development services to OEM customers, design and development of intelligent driving solutions, and facilitation services in relation to logistics and order processing.

The following table sets forth a breakdown of revenues by type both in absolute amount and as a percentage of our revenues for the years indicated.

	For the Years Ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%

	(in thousands, except percentages)
Revenues
Sales of goods	462,802	89.2	891,061	96.4	660,158	97.2
Services revenues	56,296	10.8	33,288	3.6	18,850	2.8
Total	519,098	100.0	924,349	100.0	679,008	100.0

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

	For the Years Ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	(430,031)	90.7	(867,061)	96.9	(564,741)	97.9
Cost of services	(43,857)	9.3	(27,662)	3.1	(12,086)	2.1
Total	(473,888)	100.0	(894,723)	100.0	(576,827)	100.0

Gross profit and gross margin

The following table sets forth our gross profit for the years indicated.

	For the Years Ended
	December 31,
	2025	2024	2023
	US$	US$	US$

	(in thousands, except percentages)
Gross profit	45,210	29,626	102,181
Gross margin (%)	8.7	3.2	15.0

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, (iv) other operating income, and (v) impairment of long-lived assets.

The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of total operating expenses for the years indicated.

	For the Years Ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%

	(in thousands, except percentages)
Operating expenses
Research and development expenses	(170,960)	36.5	(274,801)	33.7	(368,729)	44.0
Selling and marketing expenses	(148,261)	31.7	(322,310)	39.5	(328,935)	39.2
General and administrative expenses	(135,850)	29.0	(227,475)	27.9	(144,533)	17.2
Other operating income	38,463	(8.2)	8,638	(1.1)	4,077	(0.4)
Impairment of long-lived assets	(51,800)	11.0	—	—	—	—
Total	(468,408)	100.0	(815,948)	100.0	(838,120)	100.0

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

Other operating income primarily consist of operating income as we licensed certain internally developed intellectual property to acquire investment, and government subsidies received with no future related costs required.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group may only elect one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2025, 2024 and 2023.

The Inland Revenue (Amendment) (Taxation on Specified Foreign-sourced Income) Bill 2022 was enacted in Hong Kong on December 14, 2022 and became effective on January 1, 2023, with further amendments effective on January 1, 2024 expanding the scope of regulated offshore passive income. This amendment addresses the EU’s inclusion of Hong Kong in Annex II of the EU list of non-cooperative jurisdictions for tax purposes in respect of the risk of double non-taxation arising from the tax exemption of offshore passive income for companies in Hong Kong without substantial economic substance. From January 1, 2023, offshore passive income (including interest income, dividend income, and gains from disposal of any asset as defined in Section 88 of the Inland Revenue Ordinance), that is received or deemed to be received in Hong Kong, needs to meet additional requirements, including, among others, economic substance requirements in order to continue to be entitled to the offshore income tax exemption in Hong Kong. We have evaluated the impact of this rule on our financial statements, and there is no material impact for the reporting periods presented.

Mainland China

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 (with its latest amendment taking effect on December 29, 2018), our subsidiaries and the former VIE and its subsidiaries in mainland China are subject to the statutory rate of 25%, unless otherwise specified.

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

Under the PRC Enterprise Income Tax Law and the Implementation Rules of the PRC Enterprise Income Tax Law, research and development expenses that can enjoy super deduction refer to the expenditure incurred for developing new technologies, new products, and new processes. In case the intangible assets have not formed, and corresponding expenses are recognized in the profit and loss account for the current period, the company can enjoy an additional deduction of 100% on the basis of actual expense deducted for enterprise income tax purposes when calculating the taxable income of the year. In case the intangible assets have been recognized, the company can amortize based on 200% of the cost of intangible assets. According to the Announcement on Further Improving the Policy on Extra Pre-tax Deduction of R&D Expenses published by the Ministry of Finance and the State Administration of Taxation in 2023, starting from January 1, 2023, the aforementioned percentages have been raised to 100% and 200%, respectively.

Other countries

Our subsidiaries in the U.K. and Netherlands are subject to value added tax (VAT). Revenues from sales of products and provision of services are generally subject to VAT at the rate of 20% for our U.K. subsidiaries and 21% for our Netherlands subsidiaries, and payable after netting input VAT on purchases.

Our subsidiaries in the U.K. and Netherlands are also subject to income tax. The maximum applicable income tax rate in the U.K. is 25% for 2025, 25% for 2024, 19% for the period from January to March 2023, 25% for the period from April to December 2023. The maximum applicable corporate income tax rate in the Netherlands is 25.8% for the years ended December 31, 2025, 2024 and 2023.

Results of Operations

The following table sets forth our results of operations with line items in absolute amount for the years indicated.

	For the Years Ended December 31,
	2025	2024	2023
	US$	US$	US$

	(in thousands)
Sales of goods	462,802	891,061	660,158
Service revenues	56,296	33,288	18,850
Total revenues	519,098	924,349	679,008
Cost of revenues
Cost of goods sold	(430,031)	(867,061)	(564,741)
Cost of services	(43,857)	(27,662)	(12,086)
Total cost of revenues	(473,888)	(894,723)	(576,827)
Gross profit	45,210	29,626	102,181
Operating expenses:
Research and development expenses	(170,960)	(274,801)	(368,729)
Selling and marketing expenses	(148,261)	(322,310)	(328,935)
General and administrative expenses	(135,850)	(227,475)	(144,533)
Other operating income	38,463	8,638	4,077
Impairment of long-lived assets	(51,800)	—	—
Total operating expenses	(468,408)	(815,948)	(838,120)
Operating loss	(423,198)	(786,322)	(735,939)
Interest expenses	(63,338)	(58,218)	(10,200)
Interest income	28,143	22,289	9,204
Investment income (loss), net	10,740	14,232	(1,162)
Foreign currency exchange gains (losses), net	25,709	(11,664)	42
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(28,319)	(285,423)	(10,039)
Loss before income taxes and share of results of equity method investments	(450,263)	(1,105,106)	(748,094)
Income tax expense	(15,946)	(2,012)	(1,113)
Share of results of equity method investments	1,987	(171)	(1,048)
Net loss	(464,222)	(1,107,289)	(750,255)

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

The table below sets forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA for the years indicated:

	For the Years Ended December 31,
	2025	2024	2023
	US$	US$	US$

	(in thousands)
Net loss	(464,222)	(1,107,289)	(750,255)
Share-based compensation expenses – net of tax effect of nil	2,274	31,930	—
Adjusted net loss	(461,948)	(1,075,359)	(750,255)
Net loss	(464,222)	(1,107,289)	(750,255)
Interest expenses	63,338	58,218	10,200
Interest income	(28,143)	(22,289)	(9,204)
Income tax expense	15,946	2,012	1,113
Share-based compensation expenses	2,274	31,930	—
Depreciation	54,740	76,488	54,957
Adjusted EBITDA	(356,067)	(960,930)	(693,189)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

	For the Years Ended
	December 31,
	2025	2024	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Sales of goods	462,802	891,061	(428,259)	(48.1)
EV lifestyle models	353,876	634,333	(280,457)	(44.2)
Sports cars	76,035	215,089	(139,054)	(64.6)
Others	32,891	41,639	(8,748)	(21.0)
Service revenues	56,296	33,288	23,008	69.1
Total Revenues	519,098	924,349	(405,251)	(43.8)

Our total revenues decreased by US$405.3 million from US$924.3 million for the year ended December 31, 2024 to US$519.1 million for the year ended December 31, 2025, primarily due to the challenging macroeconomic conditions, severe competition, and the transition during the relevant period characterized by tariff impact, gradual destocking and phased commencement of upgraded model deliveries.

Sales of goods.  Our sales of goods revenue decreased by US$428.3 million from US$891.1 million for the year ended December 31, 2024 to US$462.8 million for the year ended December 31, 2025, primarily attributable to the decrease in sales from (i) EV lifestyle models in the amount of US$280.5 million; (ii) sports cars in the amount of US$139.1 million, and (iii) auto parts and peripheral products in the amount of US$8.7 million.

Service revenues.  Our service revenue increased by US$23.0 million from US$33.3 million for the year ended December 31, 2024 to US$56.3 million for the year ended December 31, 2025, primarily due to the increase in revenue from intelligent driving service in the amount of US$23.2 million.

Cost of revenues

	For the Years Ended
	December 31,
	2025	2024	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	(430,031)	(867,061)	437,030	(50.4)
Cost of services	(43,857)	(27,662)	(16,195)	58.5
Total	(473,888)	(894,723)	420,835	(47.0)

Our cost of revenues decreased by US$420.8 million from US$894.7 million for the year ended December 31, 2024 to US$473.9 million for the year ended December 31, 2025. The decrease in cost of revenues was primarily attributable to the decrease in cost of goods sold from vehicle products of US$415.9 million.

Gross profit and gross margin

	For the Years Ended
	December 31,
	2025	2024	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Gross profit	45,210	29,626	15,584	52.6
Gross margin (%)	8.7	3.2	—	—

Our gross profits increased from US$29.6 million the year ended December 31, 2024 to US$45.2 million for the year ended December 31, 2025 and our gross margin increased from 3.2% for the year ended December 31, 2024 to 8.7% for the year ended December 31, 2025. The increase in gross profit and gross margin were primarily driven by higher vehicle margins, resulting from a favorable shift in product mix and cost control.

Operating expenses

	For the Years Ended
	December 31,
	2025	2024	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Operating expenses
Research and development expenses	(170,960)	(274,801)	103,841	(37.8)
Selling and marketing expenses	(148,261)	(322,310)	174,049	(54.0)
General and administrative expenses	(135,850)	(227,475)	91,625	(40.3)
Other operating income	38,463	8,638	29,825	345.3
Impairment of long-lived assets	(51,800)	—	(51,800)	—
Total	(468,408)	(815,948)	347,540	(42.6)

Research and development expenses.  Our research and development expenses decreased by US$103.8 million from US$274.8 million for the year ended December 31, 2024 to US$171.0 million for the year ended December 31, 2025, primarily due to the decrease in employee-related costs and share-based compensation resulting from improved operational efficiencies.

Selling and marketing expenses.  Our selling and marketing expenses decreased by US$174.0 million from US$322.3 million for the year ended December 31, 2024 to US$148.3 million for the year ended December 31, 2025, primarily due to reduced advertising and marketing expenses and lower employee-related costs, driven by cost reduction initiatives and improved operational efficiencies.

General and administrative expenses.  Our general and administrative expenses decreased by US$91.6 million, from US$227.5 million for the year ended December 31, 2024 to US$135.9 million for the year ended December 31, 2025. This decrease was primarily attributable to reduced employee-related costs and share-based compensation resulting from improved operational efficiencies, as well as lower professional service fees.

Other operating income.  Our other operating income increased by US$29.8 million from US$8.6 million for the year ended December 31, 2024 to US$38.5 million for the year ended December 31, 2025, as we licensed certain internally developed intellectual property to acquire investment and a total of US$33.0 million other operating income was recognized for such licenses.

Impairment of long-lived assets. We recorded a total of US$51.8 million long-lived assets impairment loss for the year ended December 31, 2025, comprising US$47.3 million related to property, equipment and software, and US$4.5 million related to right-of-use assets.

As a result of the foregoing, we had a loss from operations of US$423.2 million for the year ended December 31, 2025, in comparison with a loss from operations of US$786.3 million for the year ended December 31, 2024.

Interest expenses

Our interest expenses increased by US$5.1 million from US$58.2 million for the year ended December 31, 2024 to US$63.3 million for the year ended December 31, 2025, primarily due to an increase in borrowings.

Interest income

Our interest income increased by US$5.9 million from US$22.3 million for the year ended December 31, 2024 to US$28.1 million for the year ended December 31, 2025, primarily due to an increase in interest income from loans to a related party.

Investment income (loss), net

We recorded investment income of US$10.7 million for the year ended December 31, 2025, compared to an investment income of US$14.2 million for the year ended December 31, 2024. The income during the year ended December 31, 2025 was primarily attributable to the gains from our investment in U.S. Treasury bond.

Foreign currency exchange gains (losses), net

We recorded net foreign currency exchange gains of US$25.7 million for the year ended December 31, 2025, compared to losses of US$11.7 million for the year ended December 31, 2024. The net change in foreign currency exchange gains or losses was primarily attributable to fluctuations in exchange rates between U.S. dollar and GBP.

Changes in fair values of liabilities, excluding impact of instrument-specific credit risk

We recorded losses in changes in fair value of liabilities, excluding impact of instrument-specific credit risk of US$28.3 million for the year ended December 31, 2025, compared to losses of US$285.4 million for the year ended December 31, 2024, primarily due to the recognition of losses from changes in fair values of convertible notes, and exchangeable notes of US$22.1 million and put option liabilities of US$8.7 million for the year ended December 31, 2025.

Loss before income taxes and share of results of equity method investments

As a result of the foregoing, our loss before income taxes and share of results of equity method investments for the year ended December 31, 2025 was US$450.3 million, decreased by US$654.8 million from US$1,105.1 million for the year ended December 31, 2024.

Income tax expense

Some of our subsidiaries are subject to income tax for their taxable income in 2025. The effective income tax rate for the years ended December 31, 2025 and 2024 was negative 3.56% and negative 0.18%, respectively. The effective income tax rate for the years ended December 31, 2025 and 2024 differs from the applicable statutory income tax rate, primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.

Share of results of equity method investments

We recorded gains in share of results of equity method investments of US$2.0 million for the year ended December 31, 2025 attributable to the share of gain from our equity method investments.

Net loss

As a result of the foregoing, our net loss decreased by US$643.1 million from US$1,107.3 million for the year ended December 31, 2024 to US$464.2 million for the year ended December 31, 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

To Revenues

	For the Years Ended
	December 31,
	2024	2023	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Sales of goods	891,061	660,158	230,903	35.0
EV lifestyle models	634,333	465,265	169,068	36.3
Sports cars	215,089	184,111	30,978	16.8
Others	41,639	10,782	30,857	286.2
Service revenues	33,288	18,850	14,438	76.6
Total Revenues	924,349	679,008	245,341	36.1

Our total revenues increased by US$245.3 million from US$679.0 million for the year ended December 31, 2023 to US$924.3 million for the year ended December 31, 2024, primarily due to (i) the increased sales of EV lifestyle models, (ii) the increase in the sales revenue from the distribution of Lotus-brand sports cars, auto parts, and peripheral products, and (iii) the increase in intelligent driving service income and automotive design and development services income from OEM customers as well as extended services.

Sales of goods.  Our sales of goods revenue increased by US$230.9 million from US$660.2 million for the year ended December 31, 2023 to US$891.1 million for the year ended December 31, 2024, due to (i) the increase in the sales of EV lifestyle models and sports cars in the amount of US$200.0 million; (ii) the increase in the sales of auto parts and peripheral products in the amount of US$30.1 million, and (iii) the increase in other vehicle sales bundled products such as fast charge sales in the amount of US$0.7 million.

Service revenues.  Our service revenue increased by US$14.4 million from US$18.9 million for the year ended December 31, 2023 to US$33.3 million for the year ended December 31, 2024, primarily due to (i) the increase in services revenue for the design and development of intelligent driving solutions in the amount of US$20.9 million, and (ii) the increase in extended service and aftersales services revenue for EV lifestyle models and sports cars in the amount of US$3.4 million, partially offset by the decrease in revenue from automotive design and development services provided to OEM customers in the amount of US$9.9 million as projects were completed in 2023.

Cost of revenues

	For the Years Ended
	December 31,
	2024	2023	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	(867,061)	(564,741)	(302,320)	53.5
Cost of services	(27,662)	(12,086)	(15,576)	128.9
Total	(894,723)	(576,827)	(317,896)	55.1

Our cost of revenues increased by US$317.9 million from US$576.8 million for the year ended December 31, 2023 to US$894.7 million for the year ended December 31, 2024, accompanying the increased revenues in vehicle sales. The increase was attributable to the increase in cost of sales from EV lifestyle models and sports cars of US$278.4 million, from auto parts and peripheral products of US$23.6 million, and from other vehicle sales bundled product for EV lifestyle models and sports cars of US$0.3 million. Cost of revenues for services increased by US$15.6 million primarily due to the increase in costs incurred for design and development of intelligent driving solutions service of US$16.2 million and for extended service and aftersales services cost for EV lifestyle models and sports cars of US$6.9 million, partially offset by the decrease in costs incurred for automotive design and development services provided to OEM customers of US$7.5 million as less services were provided in this regard.

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

Operating expenses

	For the Years Ended
	December 31,
	2024	2023	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Operating expenses
Research and development expenses	(274,801)	(368,729)	93,928	(25.5)
Selling and marketing expenses	(322,310)	(328,935)	6,625	(2.0)
General and administrative expenses	(227,475)	(144,533)	(82,942)	57.4
Other operating income	8,638	4,077	4,561	111.9
Total	(815,948)	(838,120)	22,172	(2.6)

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

Other operating income.  Our other operating income increased by US$4.6 million from US$4.1 million for the year ended December 31, 2023 to US$8.6 million for the year ended December 31, 2024, as we received government grants of US$8.6 million and US$4.1 million respectively with no future related costs required.

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

Investment income (loss), net

We recorded investment income of US$14.2 million for the year ended December 31, 2024, compared to an investment loss of US$1.2 million for the year ended December 31, 2023. The income during the year ended December 31, 2024 was primarily due to the fair value changes from U.S. Treasury bond. The loss during the year ended December 31, 2023 was primarily due to the net-off effect of investment income from disposal of a subsidiary of US$3.8 million and loss on investment in equity securities of US$5.0 million.

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

Loss before income taxes and share of results of equity method investments

As a result of the foregoing, our loss before income taxes and share of results of equity method investments for the year ended December 31, 2024 was US$1,105.1 million, increased by US$357.0 million from US$748.1 million for the year ended December 31, 2023.

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

B.Liquidity and Capital Resources

Cash flows and working capital

The following table sets forth a summary of our cash flows for the years indicated.

	For the Years Ended December 31,
	2025	2024	2023
	US$	US$	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(333,907)	(848,520)	(386,932)
Net cash provided by (used in) investing activities	277,559	(579,440)	(197,985)
Net cash provided by financing activities	128,453	1,459,527	284,708
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6,765)	26,235	(12,189)
Net increase (decrease) in cash, cash equivalents and restricted cash	65,340	57,802	(312,398)
Cash, cash equivalents and restricted cash at the beginning of the year	484,937	427,135	739,533
Cash, cash equivalents and restricted cash at the end of the year	550,277	484,937	427,135

To date, we have financed our operating and investing activities primarily through cash generated by bank loans and equity and debt financing activities and capital contributions from our shareholders, including through the issuance of redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings. We had cash, cash equivalents and restricted cash of US$550.3 million, US$484.9 million and US$427.1 million as of December 31, 2025, 2024 and 2023, respectively. Cash, cash equivalents and restricted cash from continuing operations comprise cash at bank and on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, and deposits made to banks to secure bank acceptance notes, deposits for short-term and long-term borrowings, and deposits for certain long-term leases.

On December 23, 2025, we entered into a share subscription agreement with ECARX Holdings Inc., or ECARX, pursuant to which ECARX agreed to subscribe for and purchase from us, through a private placement, a total of 16,788,321 our newly issued ordinary shares at a price of US$1.37 per ordinary share, for a total purchase price of US$23 million.

On August 19, 2025, we entered into a securities purchase agreement with an institutional investor, pursuant to which we agreed to issue and sell convertible notes for up to an aggregate principal amount of US$300.0 million. Pursuant to this agreement, we issued a note in the original principal amount of US$10.0 million on August 19, 2025, and up to US$290.0 million in aggregate principal amount of additional convertible notes may be issued upon satisfaction of certain conditions. Each note bears interest at a rate of the SOFR plus 6.75% per annum. If certain equity conditions are satisfied, we are entitled to settle a portion of interest, i.e. 4.25% per annum, either in cash or in ADSs. Interest is payable in arrears on the first calendar day of each calendar quarter, beginning October 1, 2025. Unless earlier converted or redeemed, the notes will mature on the two-year anniversary of their respective issuance dates, subject to extension at the option of the holders in certain circumstances. Each holder of notes may convert all, or any part, of the outstanding principal of the notes, together with accrued and unpaid interest, and any late charges thereon, at any time, at such holder’s option, into Ordinary Shares represented by ADSs at a conversion price that is initially set at US$2.19 per ADS or Ordinary Share, subject to adjustment including for anti-dilution events and proportional adjustment upon the occurrence of any share split or subdivision, share dividend, share consolidation or combination and/or similar transactions, recapitalization or similar event. No note may be converted to the extent that such conversion or exercise would cause the then holder of such note to become the beneficial owner of more than 9.99% after giving effect to such conversion or exercise.

On July 28, 2025, we entered into a master credit facility framework agreement with Geely Holding, pursuant to which Geely Holding agrees to provide (including through its affiliates) us and our affiliates with a non-revolving credit facility of up to RMB1.6 billion, or the Geely Facility. The Geely Facility can be drawn by our affiliates in China from Geely Holding and its affiliates in China, which facility is referred to as the “Domestic Facility,” in RMB at a fixed interest rate of 6.0% per annum. Alternatively, we and our overseas affiliates can borrow from Geely Holding’s overseas affiliates in U.S. dollars at a floating interest rate of the SOFR plus 3.55% per annum. The term of the master credit facility framework agreement commenced on July 28, 2025 and will continue until all loans disbursable under the Geely Facility are disbursed and repaid in full. The relevant parties will enter into a separate agreement for each loan to be disbursed under the Geely Facility and each such loan will have a term of no more than 364 days from the relevant drawdown date. We and our affiliates’ obligations under the Domestic Facility will be secured by a pledge over certain of our or our affiliates’ intellectual property rights. In the event of default, Geely Holding is entitled to require us to grant a right to an affiliate of Geely Holding to subscribe for our shares at market price covering the then outstanding loan amount, where the entirety of the proceeds received by us should be used to repay the outstanding loans. Drawdown under this master facility totaled RMB1.58 billion as of December 31, 2025.

On June 20, 2025, we entered into the Geely 2nd 2025 CB Purchase Agreement with Geely HK and issued to Geely HK the Geely 2nd 2025 CB in the aggregate principal amount of US$119.3 million through a private placement. The note will mature on June 18, 2026 and bears an interest rate per annum equal to the SOFR on the issue date plus 3.35%, payable on the maturity date. Subject to the terms thereof, the note may be convertible into Ordinary Shares or ADSs at the option of Geely HK starting from the 30th trading day after the issue date. The conversion price equals the volume-weighted average of the last reported sale price of the ADSs over the 10 consecutive trading days immediately preceding the conversion date. Unless otherwise agreed upon by Geely HK, the note ranks senior to all other present and future unsecured and unsubordinated indebtedness of ours and our subsidiaries, subject to the requirements of applicable laws.

On February 28, 2025, we entered into the Geely 2025 CB Purchase Agreement with Geely HK, pursuant to which Geely HK has purchased from us the Geely 2025 CBs, in an aggregate principal amount equal to the US$70,000,000 through a private placement. The Geely 2025 CBs will mature on April 28, 2027 and bears an interest rate per annum equal to the SOFR on the issue date plus 3.35%, payable on the maturity date. Subject to the terms of the notes, the notes may be convertible into Ordinary Shares at the option of Geely HK starting from the 30th trading days after the applicable issue date. The initial conversion price is equal to the volume-weighted average of the last reported sale price of the ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date. In connection with the transaction, 50% equity interests of one of our subsidiaries will be pledged to Geely HK.

During the year ended December 31, 2025, we borrowed loans due within one year or less with total principal amounts of US$720.2 million from related parties, bearing an interest rate of between 3.45% to 7.91% per annum. For the outstanding loan principal and interest as of December 31, 2025, a total of US$178.4 million of such loans was secured by 45% equity interests held by Ningbo Lotus Robotics Co., Ltd. in Ningbo Lotus Robotics Co., Ltd, a total of US$374.5 was secured by our intellectual property with carrying amount of nil as the research and development costs were expensed historically, and US$231.3 million was a stock-settled debt as we granted a right to an affiliate of Geely Holding to subscribe for our shares at market price covering the then outstanding loan amount in the event of default, out of which US$79.7 was further secured by our intellectual property with carrying amount of nil.

During the year ended December 31, 2025, we borrowed loans due within one year or less with aggregated principal amounts of US$587.8 million from banks in Chinese mainland, bearing an interest rate of one-year loan prime rate published by China Foreign Exchange Trade System (“LPR”) at the date of utilization plus 0.40% to 0.75% per annum. We borrowed a two-year long-term loan with aggregated principal amounts of US$98.2 million, bearing an interest rate of 2.4% per annum from a bank in Chinese mainland, which was pledged with a long-term restricted cash of US$99.0 million.

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

In September 2024, LTIL entered into a share sale and transfer agreement with Geely UK Limited, pursuant to which LTIL sold 80% equity in LTIC for an aggregate principal amount of EUR 10,880,000. Immediately upon completion of the transaction, Geely UK Limited beneficially owned 80% of the LTIC’s share capital.

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

On September 16, 2024, we entered into the ELOC Purchase Agreement with Westwood Capital Group LLC, or Westwood, pursuant to which Westwood has committed to purchase, subject to certain conditions, up to US$350,000,000, or the Total Commitment, of ADSs during a commitment period of approximately 36 months. Concurrently with the execution of the Purchase Agreement, the Company entered into a Registration Rights Agreement with Westwood pursuant to which we agreed to file and have filed a registration statement to register the resale by Westwood of ADSs that may be issued to it by us under the ELOC Purchase Agreement. Each issuance by the Company under the ELOC Purchase Agreement is subject to a maximum amount equal to 50% of the average daily trading volume in the ADSs on Nasdaq during the five trading days immediately preceding the day Westwood receives a valid purchase notice and subject to a US$100 million cap. The purchase price of ADSs that we may direct Westwood to purchase will be equal to 97% of the lowest daily volume-weighted average price during the three consecutive trading days beginning on the date that a purchase notice is delivered by us to Westwood. As consideration for Westwood’s irrevocable commitment to purchase ADSs upon the terms of and subject to satisfaction of the conditions set forth in the ELOC Purchase Agreement, we issued 700,000 Ordinary Shares to Westwood on September 19, 2024. As of the date of this annual report, we have sold a total 851,500 ordinary shares to Westwood with a total consideration of US$2.1 million.

On June 24, 2024, we entered into the Geely 2024 CB Purchase Agreement with Geely HK, pursuant to which Geely HK purchased from us the Geely 2024 CB in two tranches in an aggregate principal amount equal to the U.S. dollar equivalent of RMB800 million through a private placement. Each note matures on June 22, 2025 and bears an interest rate per annum equal to the SOFR on the issue date plus 3.35%, payable on the maturity date. The convertible notes were fully repaid in June 2025.

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

In November 2023, we entered into a share subscription agreement with Meritz, pursuant to which we issued 50,000,000 Ordinary Shares to Meritz at an aggregate subscription price equal to $500,000,000. We deposited into a restricted securities account consisting of (i) certain U.S. treasury bonds with an aggregate outstanding principal amount of $325,000,000 and (ii) certain U.S. treasury bonds and/or U.S. treasury bills with a par amount of US$189,612,700. Meritz was granted a put option to sell all or part of its subscribed ordinary shares to us at a price that reflects a 12.5% internal rate of return upon the occurrence of certain triggering events. We were granted call options to purchase up to an agreed number of Meritz’s subscribed ordinary shares from Meritz at a per share price that is not lower than $14.00, subject to satisfaction of certain conditions. On July 31, 2025, Meritz sold and surrendered, and we repurchased, a total of 17,500,000 ADSs for a total consideration of US$201.0 million pursuant to a share buyback agreement and an amended and restated share buyback agreement entered into on November 29, 2024 and March 28, 2025, respectively, each between us and Meritz. On September 5, 2025, Meritz sold and surrendered, and we repurchased, a total of 32,500,000 ADSs for a total consideration of US$387.4 million plus additional depositary fees of US$1.0 million pursuant to a share buyback agreement entered into on August 27, 2025 between us and Meritz. The original share subscription agreement, including all our obligations thereunder, terminated immediately upon the closing of the second buyback on September 5, 2025.

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

In January 2023, we issued put options to each of Geely HK and Etika at nil consideration. Pursuant to the put option agreements, each of Geely HK and Etika will have an option to require us to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, between April 1, 2025 and June 30, 2025, at a pre-agreed price. The exercise price will be settled with Ordinary Shares. As of December 31, 2024, the Put Option Exercise Condition had been satisfied. On April 14, 2025, Geely HK exercised its put option, requiring us to purchase 51% of the equity interests in Lotus Advance Technologies Sdn Bhd. On June 30, 2025, Etika also exercised its put option, requiring us to purchase 49% of the equity interests in Lotus Advance Technologies Sdn Bhd. As a result, we are expected to acquire 100% of the equity interests of Lotus UK through non-cash transactions based on pre-agreed prices. Closing of these put options could be subject to approvals of governmental authorities in various jurisdictions (including, for example, pursuant to anti-trust and foreign investment laws and regulations) and is currently expected to take place in 2026.

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

In September 2021, our WFOE entered into an exchangeable note agreement with an investor. Pursuant to the agreement, our WFOE is entitled to issue, from time to time, exchangeable notes to obtain financing from the investor. Each tranche of exchangeable notes is scheduled to mature on the one-year anniversary date of issuance. Also, upon the notification in writing by us, the investor is entitled to convert the whole or any portion of the outstanding principal amount of the exchangeable notes into the shares of the subsequent round of equity financing at the post-money equity valuation based on a fixed monetary amount. In April 2023, we entered into a subscription agreement with the investor, pursuant to which the investor has committed to subscribe for and purchase ordinary shares, which will be settled by the then outstanding principal amount of the exchangeable notes, subject to the satisfaction or waiver of certain customary closing conditions of the respective parties. In connection with the business combination, 36,597,038 ordinary shares were issued to exchangeable notes holder following the settlement of the outstanding principal amount of the exchangeable notes to exchangeable notes holder.

We will require additional liquidity to continue our operations over the next 12 months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to (i) reducing discretionary capital and operating expenses, (ii) obtaining additional loans from banks or related parties and renewing existing loans when they are due, (iii) exploring opportunities for further equity financing, and (iv) restructuring our operations to grow revenues and accelerating pace of collections of receivables. However, given the impact of the uncertainty of global economic and global financial markets, we may be unable to access further debt or equity financing when needed. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have not been profitable and had negative net cash flows from operations. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business plans require a significant amount of capital. In addition, our future capital needs may require us to obtain additional equity or debt financing that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.”

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

Operating activities

For the year ended December 31, 2025, net cash used in operating activities was US$333.9 million. The difference between our net cash used in operating activities and our net loss of US$130.3 million for the same period from continuing operations was attributable to certain non-cash items, primarily consisting of (i) depreciation of US$54.7 million, (ii) impairment of long-lived assets of US$51.8 million, and (iii) other operating income of US$33.0 million recognized through licensing certain internally developed intellectual property to acquire investment, and certain changes in working capital accounts, primarily consisting of (i) decrease of accounts receivable due from third parities of US$89.4 million, primarily attributable to the decline of overseas deliveries, and (ii) decrease of inventories of US$81.2 million, primarily attributable to the gradual destocking and the improved inventory stock management, as partially offset by decrease of accrued expenses and other current liabilities due to third parties of US$99.4 million primarily attributable to the settlement of purchase of property, equipment, software and services related balances.

For the year ended December 31, 2024, net cash used in operating activities was US$848.5 million. The difference between our net cash used in operating activities and our net loss of US$1,107.3 million for the same period from continuing operations was attributable to certain non-cash items, primarily consisting of changes in fair values of liabilities, excluding impact of instrument-specific credit risk of US$285.4 million, depreciation of US$76.5 million, share-based compensation expense of US$31.9 million, warranty expenses of US$21.9 million, and certain changes in working capital accounts, primarily consisting of (i) increase in accounts receivable due from third parties of US$67.3 million and due from related parties of US$88.8 million, primarily attributable to the increase of sales of EV lifestyle models and Lotus-brand sports cars to third-party and related-party distributors and the scale of facilitation services in relation to logistics and order processing, (ii) increase in accounts payable due to related parties of US$76.3 million primarily attributable to the increase in purchase of EV lifestyle models and Lotus-brand sports cars, (iii) increase in accounts payable due to third parties of US$43.7 million primarily attributable to the increase in purchase of spare parts, logistic services and outsourcing manpower fee, (iv) decrease in inventories of US$69.7 million primarily attributable to the destock, (v) decrease in accrued expenses and other current liabilities due to related parties of US$55.9 million primarily attributable to the settlement of outsourced R&D services, and (vi) decrease in prepayments and other current assets due to related parties of US$46.6 million primarily attributable to the settlement of R&D service balances, salary payables and reduction of refundable deposits from customers.

For the year ended December 31, 2023, net cash used in operating activities was US$386.9 million. The difference between our net cash used in operating activities and our net loss of US$750.3 million for the same period from continuing operations was attributable to certain non-cash items, primarily consisting of depreciation of US$55.0 million, and certain changes in working capital accounts, primarily consisting of (i) increase in accounts payable due to related parties of US$335.3 million primarily attributable to the increase in purchase of EV lifestyle models and Lotus-brand sports cars, (ii) increase in inventories of US$235.1 million primarily attributable to the increase of vehicles available for sale and time required for international shipment and clearance for vehicles to be sold globally, (iii) increase in accrued expenses and other current liabilities due to third parties of US$124.1 million primarily attributable to the increased salary payables and refundable deposits from customers, (iv) increase in accrued expenses and other current liabilities due to related parties of US$89.9 million primarily attributable to the acquisition of the distribution right and the increase of outsourced R&D services, (v) increase in other non-current liabilities due to third parties of US$81.7 million primarily attributable to the conditional and refundable government grants received, and (vi) increase in accounts receivable due from third parties of US$75.3 million primarily attributable to the increase of sales of EV lifestyle models and Lotus-brand sports cars to third-party distributors.

Investing activities

For the year ended December 31, 2025, net cash provided by investing activities was US$277.6 million, which was mainly attributable to proceeds from sales of securities pledged to Meritz of US$326.9 million, as partially offset by (i) payments for purchases of property, equipment and software and intangible assets of US$79.4 million, and (ii) payment for loans to related parties of US$60.7 million.

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

Financing activities

For the year ended December 31, 2025, net cash provided by financing activities was US$128.5 million, which was mainly attributable to (i) proceeds from borrowings of US$1,404.8 million, (ii) proceeds from issuance of convertible notes of US$199.3 million, as partially offset by (i) repayments of borrowings of US$889.5 million, (ii) payments of settlement of Meritz of US$512.9 million, (iii) repayments to convertible notes holders of US$119.3 million.

For the year ended December 31, 2024, net cash provided by financing activities was US$1,459.5 million, which was mainly attributable to (i) proceeds from issuance of ordinary shares to PIPE investors and LCAA in conjunction with the Business Combination, net of transaction costs of US$824.2 million, (ii) proceeds from short-term borrowings of US$1,033.0 million, (iii) proceeds from issuance of ordinary shares to exchangeable notes holders of US$361.3 million, (iv) proceeds from issuance of convertible notes to Geely HK of US$119.3 million, (v) proceeds from issuance of exchangeable notes to certain investor of US$28.5 million, (vi) payment of redemption of exchangeable notes to notes holder of US$366.0 million, (vii) repayments for short-term borrowings of US$ 460.9 million, and (viii) payments of cash collateral to Meritz of US$76.5 million.

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

Material cash requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include the following items:

(i)

Our capital expenditures are primarily incurred for purchase of property, equipment and software and intangible assets. Our total capital expenditures were US$79.4 million, US$57.3 million and US$213.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. We will continue to make capital expenditures to meet the needs of our business operations. As of December 31, 2025, our capital expenditure commitment was US$16.3 million.

(ii)

Our purchase commitment primarily consists of future minimum purchase commitment related to the purchase of EV lifestyle models, Lotus-brand sports cars and research and development services and other operating expenses. As of December 31, 2025, our purchase commitment was US$137.3 million.

(iii)	Our repurchase commitment primarily consists of dealers’ wholesale floor-plan financing of vehicles. As of December 31, 2025, our total repurchase obligations were US$90.2 million.
(iv)

Our operating lease obligation primarily consists of non-cancellable operating lease agreements for certain offices, warehouses, retail and service locations, equipment and vehicles worldwide. As of December 31, 2025, our operating lease obligation was US$88.3 million.

(v)	As of December 31, 2025, the outstanding balance of borrowing was US$1,362.0 million.
(vi)	The following table sets forth our contractual obligations as of December 31, 2025.

		Payment Due by Period
		Within One	More Than
	Total	Year	One Year

	(US$ in thousands)
Capital expenditure commitment	16,308	15,071	1,237
Purchase commitment	137,265	137,245	20
Repurchase commitment	90,183	90,183	—
Operating lease obligation	88,273	15,876	72,397
Borrowing	1,361,961	1,263,707	98,254
Total	1,693,990	1,522,082	171,908

In addition, our convertible notes as of December 31, 2025 consist of (i) a seven-year convertible note issued by one of our subsidiaries, Ningbo Robotics, to an investor, with an aggregate principal amount of RMB500.0 million, bearing an annual interest equal to the outstanding principal multiplied by the latest five-year LPR plus 79.8% per annum, i.e., LPR*(1+79.8%), which will mature in June 2029, (ii) a two-year Geely 2025 CB issued to Geely HK with an aggregate principal amount of US$70.0 million, bearing an interest rate per annum equal to SORF on the issuance date plus 3.35%, which will mature in April 2027, (iii) a one-year Geely 2nd 2025 CB issued to Geely HK with an aggregate principal amount of US$119.3 million, bearing an interest rate per annum equal to the SOFR on the issuance date plus 3.35%, which will mature in June 2026, and (iv) a two-year ATW 2025 CB issued to an institutional investor affiliated with ATW with an aggregate principal amount of US$10.0 million, bearing an interest rate per annum equal to SORF on the issuance date plus 6.75%, which will mature in August 2027.

Our exchangeable notes as of December 31, 2025 consist of (i) a five-year exchangeable note issued by Lightning Speed, with an aggregate principal amount of RMB500.0 million, bearing a simple interest rate of 110% of LPR, which will mature in December 2027, and (ii) five-year exchangeable notes issued by Kingway, with aggregate principal amounts of RMB400.0 million, bearing a simple interest rate of LPR, out of which RMB200.0 million will mature in September 2029, RMB100.0 million will mature in January 2030, and remaining RMB100.0 million will mature in April 2030.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Off-balance Sheets Arrangements

We have entered into repurchase agreements with a lending institution in connection with our dealers’ wholesale floor-plan financing of vehicles. Pursuant to the agreements, in the event that a dealer declares the intention to file for bankruptcy, and a lender is able to repossess the vehicle and deliver the repossessed vehicle to us, we are obligated to repurchase the vehicle from the lender at the unpaid balance of the original invoice price for the vehicle. We did not repurchase any vehicles under the repurchase agreements since the inception of the repurchase agreements, and we believe that, based on historical experience, the likelihood of a material loss pursuant to these repurchase obligations is remote. The total amount financed under the floor financing programs with repurchase obligations was US$90.2 million as of December 31, 2025.

Except for the above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Holding Company Structure

Lotus Technology Inc. is a holding company with no material operations of its own. We conduct our operations through our subsidiaries in China, the U.K., and Netherlands currently. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and to service any debt we may incur may depend upon dividends paid by our mainland China subsidiaries.

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

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere in this annual report.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this annual report.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

An accounting estimate is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

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

Impairment of long-lived assets

Long-lived assets, including property, equipment and software and operating lease right-of-use assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. When such events or circumstances occur, we first compare the carrying amount of the asset or asset group to future undiscounted net cash flows expected to be resulted from the use and eventual disposition of the assets. If the carrying amount of the asset or asset group is not recoverable based on undiscounted cash flows, an impairment is recognized for the excess of the asset or asset group’s carrying value over its fair value. Fair value is determined through various valuation techniques including discounted cash flow models and quoted market values, as considered necessary. Estimation of future cash flows requires management to make assumptions and to apply judgments, including projecting future sales forecast, gross margin ratios and discount rate.

When an impairment loss is recognized, the loss is allocated to the assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.

Impairment of trademark licenses with indefinite useful lives

Trademark licenses with indefinite useful lives is tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. We unconditionally opted to skip the qualitative assessment and proceed directly to calculate the fair value of the intangible asset and performs a quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess.

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

Directors and Executive Officers	Age	Position/Title
Daniel Donghui Li	55	Chairman of the Board of Directors
Qingfeng Feng	53	Director and Chief Executive Officer
James Rowan	60	Director
Ning Yu	55	Director
Dato’ Sri Amrin Awaluddin	59	Director
Ada Yunfeng Yan	56	Independent Director
Catherine Hongjun Cai	61	Independent Director
Daxue Wang	50	Chief Financial Officer

Daniel Donghui Li has served as chairman of our board of directors since November 2021. Mr. Li is currently the Executive Vice Chairman of Geely Holding Group. Mr. Li joined Geely Holding Group in April 2011 as Vice President and Chief Financial Officer. Since November 2011, he has served as a Director on the Board of Geely Holding Group. In April 2012, he was appointed as a Director on the Board of Volvo Cars (VOLCAR B). From May 2011 to April 2014, he served as Executive Director of Geely Automobile Holdings Co., Ltd. (HK.0175). From June 2016 to November 2020, he served as Executive Vice President and Chief Financial Officer of Geely Holding Group. In July 2016, he was appointed the position of Executive Director and Vice Chairman of Geely Automobile Holdings Co., Ltd. (HK.0175). In 2017, he was appointed as a member on the board of Polestar (NASDAQ: PSNY). In November 2020, he was appointed CEO of Geely Holding Group. In June 2022, he was appointed as a member on the board of Polestar Automotive Holding UK PLC (Nasdaq: PSNY). In January 2026, he was appointed Executive Vice Chairman of Geely Holding Group. Mr. Li obtained an MBA degree from the Indiana University Kelley School of Business in 2010. He graduated from the Beijing Institute of Machinery in 1997 with a master’s degree in management engineering (with a focus on financial management). He also obtained a bachelor’s degree in philosophy from China Renmin University in 1991.

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

James Rowan has served as our director since June 2025. He has over three decades of global experience in auto, consumer and technology sectors, delivering strong growth and profitability through transformation strategies and customer engagement. He served as the chief executive officer and president of Volvo Cars from 2022 to 2025, and was a board member at Polestar and Lynk & Co. Before joining Volvo Cars, James served as the chief executive officer of Dyson, where he was also a board member from 2012 to 2020. Prior to Dyson, he was chief operating officer of BlackBerry. James also served as a board member for Henkel GmbH, and sat on the industrial advisory board of Nanyang Technology University.

Ning Yu has served as our director since July 2022. Mr. Yu has 30 years of working experience in the automotive industry. Mr. Yu currently serves as the managing partner of Hone Capital. Prior to that, Mr. Yu served as the Managing Partner of NIO Capital for five years. Before joining NIO Capital, Mr. Yu had worked at Geely Holding Group as Vice President for five years responsible for Geely’s international business. Prior to Geely, Mr. Yu was the CEO of Fiat Powertrain Technologies in Asia Pacific, a division of the Fiat Group. Prior to that, he held management positions at General Dynamics and Daimler Chrysler in U.S. and was an engineer at Ministry of Machinery of China. Mr. Yu holds a Ph.D in Automotive Engineering from China Agricultural University and a Master Degree in Industrial Engineering from University of Windsor in Canada.

Dato’ Sri Amrin Awaluddin has served as our director since May 2025. He has over 30 years of experience in corporate and banking sectors with large caps and institutions including Lembaga Tabung Haji, Boustead Holdings Berhad, Sime Darby Properties Berhad, Media Prima Berhad Group of Companies and so on. He currently serves as the group managing director and chief executive officer of Tradewinds Group (M) Sdn Bhd, board member of Majlis Agama Islam Wilayah Persekutuan, and chairman of Pusat Pungutan Zakat Wilayah Persekutuan.

Ada Yunfeng Yan has served as our independent director since February 2024. Ms. Yan started her career at Exxon (as it was then known) in 1994, where she spent thirteen years working in Exxon and ExxonMobil’s affiliate companies in Beijing, Houston, Hong Kong and Shanghai. From 2007 to 2012, Ms. Yan served as the general manager at Delphi Wanyuan Engine Management Systems Co., Ltd. and the CFO of Delphi’s joint venture and R&D companies in Beijing. Ms. Yan joined Shell in 2012, serving as cluster finance manager at Shell China/HK Lubricant Sales and Marketing business, regional finance manager at Shell Lubricant Supply Chain Asia Pacific and Middle East, and the CFO of Tongyi Lubricant Oil Company (a Shell joint venture). Ms. Yan started her sole proprietary business in 2018, providing financial consulting services for manufacturing companies based in California. Ms. Yan has been a member of ACCA since 1999, the Hong Kong Institute of Certified Public Accountant since 2002, a Fellow of FCCA since 2004 and a Fellow of the Hong Kong Institute (FCPA) since 2026. Ms. Yan graduated from China Institute of Finance (currently School of Banking and Finance of University of International Business and Economics) with a bachelor’s degree in international finance in 1992. She received her MBA from the State University of New Jersey, Rutgers in 2001.

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

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid RMB12.0 million in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.

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

Share Incentive Plan

The 2022 Share Incentive Plan

In September 2022, our shareholders approved and adopted the 2022 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2022 Share Incentive Plan is 51,550,661 (after giving effect to the recapitalization upon the business combination with LCAA). As of December 31, 2025, a total of awards to purchase 11,707,266 ordinary shares have been granted under the 2022 Share Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the grant dates and after giving effect to the recapitalization upon the business combination with LCAA.

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

Awards Granted

As of February 28, 2026, we have not granted any option to our directors and officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

Audit Committee

The audit committee consists of Ms. Ada Yunfeng Yan and Ms. Catherine Hongjun Cai. Ms. Ada Yunfeng Yan is the chairperson of the audit committee. Ms. Ada Yunfeng Yan satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Ms. Ada Yunfeng Yan and Ms. Catherine Cai satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

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

Compensation Committee

The compensation committee consists of Mr. Daniel Donghui Li, Ms. Ada Yunfeng Yan and Ms. Catherine Hongjun Cai. Mr. Daniel Donghui Li is the chairperson of the compensation committee. Each of Ms. Catherine Hongjun Cai and Mr. Ada Yunfeng Yan satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Mr. Daniel Donghui Li, Ms. Ada Yunfeng Yan and Ms. Catherine Hongjun Cai. Mr. Daniel Donghui Li is the chairperson of the nominating and corporate governance committee. Each of Ms. Catherine Hongjun Cai and Ms. Ada Yunfeng Yan satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.

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

D.Employees

As of December 31, 2023, 2024 and 2025, we had approximately 3,180, 1,996 and 1,132 full-time employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

	As of December 31,
	2025
	Number	%
Functions:
Research and development	581	51
Marketing and sales	235	21
Supply chain	110	10
Functional support	206	18
Total	1,132	100

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

E.Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of February 28, 2026:

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

The percentage of our Ordinary Shares beneficially owned by the parties listed below is calculated based on 647,302,183 Ordinary Shares issued and outstanding as of February 28, 2026. There were also 14,541,306 Warrants issued and outstanding as of February 28, 2026.

		% of Beneficial Ownership
	Ordinary Shares	/Voting Power
Directors and Executive Officers(1):
Daniel Donghui Li(2)	14,398,660	2.2%
Qingfeng Feng(3)	57,061,196	8.8%
James Rowan	—	—
Ning Yu	—	—
Dato’ Sri Amrin Awaluddin	—	—
Ada Yunfeng Yan	—	—
Catherine Cai	—	—
Daxue Wang	—	—
All Directors and Executive Officers as a Group	71,459,856	11.0%

5.0% Shareholders:
Lotus Advanced Technology Limited Partnership(4)	186,648,945	28.8%
Etika(5)	156,236,329	24.1%
Lotus Technology International Investment Limited(6)	108,740,886	16.8%
ATW(7)	75,327,923	11.6%
Lotus Group International Limited(8)	47,995,443	7.4%
HUBEI CHANGJIANG JINGKAI AUTOMOBILE INDUSTRY INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP)(9)	44,997,886	7.0%
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

(7)

Represents 75,327,923 beneficially owned by ATW. The business address of ATW is 1 Pennsylvania Plaza, Suite 4810, New York, New York 10119. JAK Opportunities XXV LLC is wholly owned by the private fund, ATW Master Fund V LP. ATW Partners Opportunities Management, LLC serves as the investment manager to ATW Master Fund V LP. Antonio Ruiz-Gimenez and Kerry Propper are the control persons of ATW Partners Opportunities Management, LLC. By virtue of these relationships, ATW (as defined below) may be deemed to have shared voting and dispositive power with respect to the shares owned directly by JAK Opportunities XXV LLC. The percentage of total ordinary shares and the percentage of aggregate voting power for JAK Opportunities XXV LLC are calculated based on the number of our company’s total outstanding shares as of 647,302,183 and assuming JAK Opportunities XXV LLC’s shareholding has not changed since October 3, 2025. The above information is based on the Schedule 13G jointly filed by JAK Opportunities XXV LLC, ATW Master Fund V LP, ATW Partners Opportunities Management, LLC, Kerry Propper and Antonio Ruiz-Gimenez on October 3, 2025.

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

To our knowledge, as of February 28, 2026, none of our ordinary shares were held by record holders in the United States.

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

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Certain Business Combination Related Agreements

Sponsor Support Agreement

On January 31, 2023, concurrently with the execution of the Original Merger Agreement, LCAA, the LCAA Founder Shareholders and LTC entered into the Sponsor Support Agreement, which was amended by the parties thereto on November 13, 2023, pursuant to which each LCAA Founder Shareholder has agreed, among other things and subject to the terms and conditions set forth therein, not to transfer any Ordinary Shares or Warrants (including any Ordinary Shares underlying such Warrants) held by such LCAA Founder Shareholder immediately after the Closing Date, if any, for a period of six months after February 22, 2024, subject to certain exceptions. The Sponsor also agreed to use commercially reasonable efforts to facilitate discussions between LTC and entities holding brands that may be approved by LTC from time to time with respect to potential collaborations between us and such entities in connection with the following activities of LTC: product development, marketing, customer engagement, retail space, and technology infrastructure development.

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

Put Option Agreements

Concurrently with the execution of the Original Merger Agreement, on January 31, 2023, LTC entered into a put option agreement with each of Geely HK and Etika, pursuant to which each of Geely HK and Etika is granted the right to require LTC to purchase all of the equity interests held by each of Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the parent company of Lotus UK, at a pre-agreed price which will be calculated based on the total revenue of LGIL for the year of 2024 adjusted to exclude net debt, at a future date during the period from April 1, 2025 to June 30, 2025 and contingent upon satisfaction of the LAT Put Option Exercise Condition. As of December 31, 2024, the Put Option Exercise Condition had been satisfied. On April 14, 2025, Geely HK exercised its put option, requiring us to purchase 51% of the equity interests in Lotus Advance Technologies Sdn Bhd. On June 30, 2025, Etika also exercised its put option, requiring us to purchase 49% of the equity interests in Lotus Advance Technologies Sdn Bhd. Lotus Advance Technologies Sdn Bhd is currently owned by Geely HK and Etika, and with Geely HK and Etika having exercised their put options, we are expected to acquire 100% of the equity interests of Lotus UK through non-cash transactions based on pre-agreed prices. Upon completion, we will gain control over Lotus Advance Technologies Sdn Bhd and consolidate its financial results. The strategic transaction will enable us to integrate all businesses and operations under the Lotus brand. Lotus Advance Technologies Sdn Bhd controls the manufacturing operations of Lotus’ sportscars and hyper cars, and Lotus Engineering which provides comprehensive consultancy services to many of the OEMs and Tier 1 suppliers around the world. Closing of the Geely HK put option and Etika put option could be subject to approvals of governmental authorities in various jurisdictions and is currently expected to take place in 2026.

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

(vi) Subsequent Agreements

On November 29, 2024, we entered into a share buyback agreement, or the Meritz Share Buyback Agreement with Meritz, pursuant to which Meritz agrees to sell and surrender, and we agree to repurchase, 17,500,000 ADSs, or the Repurchased Meritz ADSs. Ordinary Shares underlying the Repurchased Meritz ADSs constitute a part of Meritz Investment, or the Meritz Shares. The total consideration payable by us for the buyback equals the amount that provides Meritz with a 12.5% internal rate of return, calculated for the period between the Closing Date and the date of the closing of the buyback, on US$175 million. We did not repurchase the 17,500,000 ADSs under the Meritz Share Buyback Agreement by December 31, 2024, and we entered into an amended and restated share buyback agreement, or the A&R Meritz Share Buyback Agreement with Meritz and our wholly-owned subsidiary, Lotus EV Limited on March 28, 2025, to amend and restate in its entirety the Meritz Share Buyback Agreement. Pursuant to the A&R Meritz Share Buyback Agreement. Under the A&R Meritz Share Buyback Agreement, Meritz agrees to sell, and we agree to repurchase, 17,500,000 ADSs. Ordinary Shares underlying the repurchased ADSs constitute a part of the Meritz Investment. Pursuant to the A&R Meritz Share Buyback Agreement, we agree to and complete the full payment of a deposit of US$150,937,500, herein referred to as the SBA Deposit, to Meritz on or before April 30, 2025 and the remaining repurchase price (an amount that provides Meritz with a 12.5% IRR on US$48,109,420, calculated for the period between March 28, 2025 and the date of buyback closing), together with any accrued default interest (to the extent not waived by Meritz in accordance with the A&R Meritz Share Buyback Agreement), at the buyback closing to take place on or before September 30, 2025. Closing of the buyback is subject to customary closing conditions. At the buyback losing, Meritz is required to return 17,500,000 ADSs to us against payment by us of the amount payable at closing. The SBA Deposit was paid in full as of April 30, 2025.

Upon signing of the A&R Meritz Share Buyback Agreement and until the buyback closing, (i) certain obligations of us under the Meritz Subscription Agreement have been suspended, including our obligations (A) to deposit additional cash as collateral in the restricted cash account to secure its obligations due to changes in the closing price of the ADSs; and (B) to maintain US$175 million of unrestricted cash as of the last date of each fiscal quarter; and (ii) Meritz agreed not to enforce the U.S. treasury bonds with the aggregate outstanding principal amount of US$325,000,000 which was pledged by the Company in favor of Meritz. Upon the completion of the share buyback, certain provisions under Meritz Subscription Agreement will terminate, including: (i) our obligation to maintain US$175 million of unrestricted cash as of the last date of each fiscal quarter; (ii) our call option to acquire certain ADSs held y Meritz at US$14.00 per share if the closing price of the ADSs for a five-trading-day period exceeds US$14.00; and (iii) our obligation to deposit additional cash as collateral in the restricted cash account to secure its obligations due to changes in the closing price of the ADSs.

On July 31, 2025, Meritz sold and surrendered, and we repurchased, a total of 17,500,000 ADSs for a total consideration of US$201.0 million pursuant to a share buyback agreement and an amended and restated share buyback agreement entered into on November 29, 2024 and March 28, 2025, respectively, each between us and Meritz. On September 5, 2025, Meritz sold and surrendered, and we repurchased, a total of 32,500,000 ADSs for a total consideration of US$387.4 million plus additional depositary fees of US$1.0 million pursuant to a share buyback agreement entered into on August 27, 2025 between us and Meritz. The original share subscription agreement, including all our obligations thereunder, terminated immediately upon the closing of the second buyback on September 5, 2025.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Related Party Transactions

We sold sports cars, EV lifestyle models, auto parts and peripheral products and provided R&D services and other consulting services to a number of related parties. We provided services to related parties amounting to US$29.0 million, US$24.4 million and US$12.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. We sold sports cars, EV lifestyle models, auto parts and peripheral products to related parties amounting to US$5.9 million, US$18.2 million and US$3.4 million for the years end December 31, 2025, 2024 and 2023, respectively. Accounts receivable due from related parties arising from sales of goods and provision of services, including facilitation services in relation to logistics and order processing, were US$114.1 million and US$107.8 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, receipts in advance of US$228 thousand and US$150 thousand were included in contract liabilities – related parties, respectively.

Prepayments and other current assets – related parties and other non-current assets – related parties of us are arising from transactions related to purchase of products and services, loans to related parties, and cash receipts on behalf of us as follows.

(a)

We made payments of US$11.1 million, US$24.1 million and US$4.0 million on behalf of related parties for the years ended December 31, 2025, 2024 and 2023, respectively. Related parties collected cash receipts of nil, nil and US$3.7 million on behalf of us for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, receivables of US$5.8 million and US$21.7 million were included in prepayments and other current assets – related parties, respectively.

(b)

On March 11, 2024, our subsidiary and a related party, ultimately controlled by the Controlling Shareholder, entered into a loan agreement, pursuant to which our subsidiary provided unsecured loans with a total principal amount of US$354.0 million with a term of five years and annual interest rate of 6.95%. During the year ended December 31, 2025, we provided loan principal of US$60.7 million and recognized interest income of US$20.1 million. As of December 31, 2025, the receivable for the loan principal and interest was US$351.5 million was included in loan receivable from a related party.

We disposed a subsidiary in September 2024. We provided unsecured short-term loans to that subsidiary with an interest rate of 3% per annum. During the year ended December 31, 2025, we recognized interest income of US$482 thousand. As of December 31, 2025, the receivable for the loan principal and interest of US$18.1 million was included in prepayments and other current assets – related parties.

During the years ended December 31, 2025, 2024 and 2023, we provided unsecured short-term loans of nil, US$0.6 million and US$1.2 million, respectively, to related parties with interest rates of 3.65%-4.5% per annum. We recognized interest income of US$153 thousand, US$131 thousand and US$122 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the receivable for the loan principal and interest of US$4.7 million and US$3.3 million were included in prepayments and other current assets – related parties, respectively.

(c)

The amounts of prepayments to related parties for purchase of vehicles, auto parts and peripheral products of US$83.3 million and US$33.2 million were included in prepayments and other current assets – related parties as of December 31, 2025 and 2024, respectively.

(d)

The amounts of prepayments to related parties for short-term lease agreements of US$9 thousand and US$5 thousand were included in prepayments and other current assets – related parties as of December 31, 2025 and 2024, respectively.

(e)

During the years ended December 31, 2025, 2024 and 2023, we paid nil, US$1.1 million and nil as deposit for services, which was included in other non-current assets - related parties. As of December 31, 2025 and 2024, the deposit paid recorded in other non-current assets - related parties was US$569 thousand and US$1.1 million, respectively.

(f)

During the years ended December 31, 2025, 2024 and 2023, we disposed equipment amounting to US$11.0 million, nil and nil to related parties. As of December 31, 2025 and 2024, receivable from the disposal recorded in prepayments and other current assets – related parties was US$2.7 million and nil.

(g)

As of December 31, 2025 and 2024, contract assets related to R&D services provided to related parties of nil and US$929 thousand was included as contract asset in prepayments and other current assets – related parties, respectively.

Accounts payable – related parties, accrued expenses and other current liabilities – related parties and other non-current liabilities– related parties are arising from transactions related to purchase of products and services, purchase of equipment and software, and payments by related parties on behalf of us as follows.

(a)

We purchased sports cars, EV lifestyle models, auto parts, peripheral products, commercial services relating to sales of sports cars and EV lifestyle models and other consulting services from related parties. During the years ended December 31, 2025, 2024 and 2023, these purchases amounted to US$445.2 million, US$759.7 million and US$852.6 million, among which, US$349.2 million, US$774.0 million and US$549.9 million were recognized as cost of goods sold for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, the amounts due to related parties for purchase of office materials, commercial services relating to sales of sports cars and EV lifestyle models and other consulting services of US$52.9 million and US$25.5 million were included in accrued expenses and other current liabilities – related parties, respectively.

As of December 31, 2025 and 2024, the amounts due to related parties for purchase of sports cars, EV lifestyle models, auto parts and peripheral products of US$458.2 million and US$410.4 million were included in accounts payable-related parties, respectively.

During the year ended December 31, 2025, 2024 and 2023, we incurred interest expense of US$15.0 million, US$17.5 million and nil due to the delay payments of accounts payable due to related parties, bearing interest rate of 6.95%.

(b)

We purchased products and services from related parties for R&D activities. We recoded R&D expenses of US$59.3 million, US$107.5 million and US$134.7 million during the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the amounts due to related parties for purchase of products and services for R&D activities of US$156.4 million and US$184.1 million were included in accrued expenses and other current liabilities – related parties, respectively.

(c)

We purchased equipment and software of US$534 thousand, US$1.3 million and US$11.2 million from related parties for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the amounts due to related parties for purchase of equipment and software of US$1.6 million and US$2.6 million were included in accrued expenses and other current liabilities – related parties, respectively.

(d)

During the year ended December 31, 2025, 2024 and 2023, related parties paid US$2.9 million, US$5.2 million and US$14.5 million on behalf of us in association with travelling expenses, staff salary and social welfare, and other miscellaneous expenses, out of which US$397 thousand and US$1.2 million were included in accrued expenses and other current liabilities – related parties as of December 31, 2025 and 2024, respectively.

(e)

We entered into short-term lease agreements with related parties to rent office spaces. During the years ended December 31, 2025, 2024 and 2023, we incurred short-term lease costs of US$172 thousand, US$129 thousand and US$765 thousand, respectively. As of December 31, 2025 and 2024, payables for short-term leases of nil and US$48 thousand were included in accrued expenses and other current liabilities – related parties, respectively.

(f)

We received deposits of nil, US$14 thousand and US$251 thousand from related parties for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, US$306 thousand and US$39 thousand were included in accrued expenses and other current liabilities – related parties, and US$856 thousand and US$1.5 million were included in other non-current liabilities-related parties, respectively.

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

We entered into lease agreements with related parties to rent office spaces and parking spaces. During the years ended December 31, 2025, 2024 and 2023, we recognized right-of-use assets of nil, nil and US$12.2 million from related parties, respectively. We paid lease liabilities of US$1.8 million, US$191 thousand and US$269 thousand during the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, current operating lease liabilities were US$1.6 million and US$1.0 million, respectively, and non-current operating lease liabilities were US$3.1 million and US$10.7 million, respectively.

On December 2, 2021, we, through our subsidiary, Lotus Technology Innovative Limited, entered into an equity transfer agreement, pursuant to which, Lotus Technology Innovative Limited agreed to acquire 100% equity interest in Lotus Tech Innovation Centre GmbH from a related party, Geely UK Limited, at a consideration of US$15.5 million, which was settled in June 2022. The transaction was accounted for as common control transaction and completed in June 2022. On September 27, 2024, we disposed 80% equity interest of Lotus Tech Innovation Centre GmbH to Geely UK Limited, for cash consideration of US$12.2 million.

On May 13, 2022, we purchased a one-year convertible note with a principal amount of US$10.0 million issued by ECARX. Upon the listing of ECARX on December 21, 2022, the convertible note was automatically converted into Class A ordinary shares of ECARX at a conversion price of US$9.50 per share. As of December 31, 2025 and 2024, the fair value of such shares was US$1.8 million and US$2.2 million, respectively.

During the year ended December 31, 2025, we borrowed loans due within one year or less with principal amounts of US$720.2 million from related parties ultimately controlled by our controlling shareholder, bearing an interest rate of between 3.45% to 7.91% per annum. As of December 31, 2025, the balance of US$784.3 million including the principal amount and interest was included in short-term borrowings – related parties. For the outstanding loan principal and interest as of December 31, 2025, US$178.4 million was secured by 45% equity interests held by Ningbo Lotus Venture Capital Co., Ltd in Ningbo Lotus Robotics Co., Ltd., US$374.5 million was secured by our intellectual property with carrying amount of nil as the research and development costs were expensed historically, and US$231.3 million was a stock-settled debt as we granted a right to an affiliate of Geely Holding to subscribe for our shares at market price covering the then outstanding loan amount in the event of default, out of which US79.7 million was secured by our intellectual property additionally with carrying amount of nil.

During the year ended December 31, 2024, we borrowed loans due within one year or less with principal amounts of US$140.1 million from Zhejiang Geely Automobile Co., Ltd., and US$58.4 million from Geely Technology Group Co., Ltd., respectively, bearing an interest rate of 6%. The loans are secured by our intellectual property with carrying amount of nil, as the research and development costs were expensed historically. As of December 31, 2024, the balance of the loan of US$199.6 million, including the principal amount and interest, was included in short-term borrowings - related parties.

During the year ended December 31, 2025 and 2024, we incurred interest expenses of US$24.1 million and US$2.0 million for those loans.

C.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

B.Memorandum and Articles of Association

The following are summaries of material provisions of the Amended Articles, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

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

Redemption and Repurchase of Ordinary Shares

Subject to the provisions of the Cayman Islands Companies Act and the Amended Articles, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares will be effected in such manner and upon such other terms as we may, by either our board of directors or by the shareholders by ordinary resolution, determine before the issue of the shares. Subject to the provisions of the Cayman Islands Companies Act and the Amended Articles, we may repurchase shares (including any redeemable shares) on such terms and in such manner as have been approved by our board of directors or by our shareholders by ordinary resolution, or are otherwise authorized by the Amended Articles.

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

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in the Amended Articles.

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

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and the Amended Articles provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held, and any such resolution in writing shall be as valid and effective as if the same had been passed at a general meeting of our company duly convened and held.

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

There are no prohibitions relating to cumulative voting under the laws of the Cayman Islands, but the Amended Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Amended Articles, directors may be removed with or without cause, by an ordinary resolution of our shareholders (except with regard to the removal of the chairperson of the board of directors, who may be removed from office by special resolution). A director will also cease to be a director if he (a) becomes prohibited by applicable law from being a director, (b) becomes bankrupt or makes any arrangement or composition with his or her creditors, (c) dies or is found to be or becomes of unsound mind, (d) resigns his or her office by notice in writing to us, (e) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (f) is removed from office pursuant to any other provision of the Amended Articles.

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

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and
(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

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

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by the Amended Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in the Amended Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges, any special resolutions passed by our shareholders and a list of the names of our current directors upon a payment to the Cayman Registar) or obtain copies of the list of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

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

U.S. Federal Income Tax Considerations

General

The following is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of ADSs by U.S. Holders (as defined below). This summary addresses only U.S. Holders that hold ADSs as “capital assets” for U.S. federal income tax purposes (generally, property held for investment) and assumes that any distributions made by us on the ADSs and any consideration received by us on the sale or other taxable disposition of ADSs will be in U.S. dollars. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, or to holders subject to special treatment under the U.S. tax laws, such as:

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

This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the income tax treaty between the United States and the People’s Republic of China (the “Treaty”), all as of the date hereof. All of the foregoing is subject to change or differing interpretations, possibly on a retroactive basis, which could affect the tax considerations described herein. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws. There can be no assurance that the Internal Revenue Service (the “IRS”) will not take, or that a court would not sustain, a position contrary to the U.S. federal income tax considerations discussed below.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold ADSs through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of ADSs, the U.S. federal income tax treatment of the partnership or a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships or partners of a partnership holding ADSs should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of ADSs in light of their particular circumstances.

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

PFIC Status of LTC

Based on the current and anticipated value of the assets and the composition of the income and assets, including goodwill and other unbooked intangibles, of our company and our subsidiaries, we believe that we were not a PFIC for the taxable year ended December 31, 2025 and do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. However, because the determination of PFIC status is based on the nature of our income and assets from time to time, and involves the application of complex tax rules, and because our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future taxable years. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, including our goodwill and other unbooked intangibles. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year.

Additionally, a determination that we are or were a PFIC during the holding period of a U.S. Holder will generally continue to apply to subsequent years in which a U.S. Holder continues to hold shares in us, whether or not we are a PFIC in those subsequent years.

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

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated pro rata over the U.S. Holder’s holding period for the ADSs;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;
●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

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

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holder was otherwise deemed to have disposed of an interest in the lower-tier PFIC. Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes a mark-to-market election with respect to ADSs may continue to be subject to the PFIC rules with respect to such Holder’s indirect interest in any investment held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of any such lower-tier PFICs.

The rules dealing with PFICs are complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the ADSs should consult their tax advisors concerning the application of the PFIC rules to ADSs in light of their particular circumstances.

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

With regard to interest rate sensitivity on our bank loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing bank loans with variable interest rates as of December 31, 2025. The analysis is prepared assuming that those balances outstanding as of December 31, 2025 were outstanding for the whole financial year. A 1.0% increase or decrease which represents our management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest-bearing bank loans balances with floating interest rates as of December 31, 2025, a 1.0% increase or decrease in each applicable interest rate would add or deduct US$2.8million to our interest expense for the year ended December 31, 2025. We have not used any derivative financial instruments to manage our interest risk exposure.

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

Accounts receivable are unsecured and are primarily derived from revenue earned from sales of sports cars and EV lifestyle models, parts, and service revenues. Accounts receivable, loan receivables and other receivables included in prepayments and other current assets are unsecured. The risk is mitigated by credit evaluations performed on them.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. For the year ended December 31, 2025, we did not receive any payment from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADR program.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

Previously disclosed material weaknesses

The material weakness disclosed in our annual report on Form 20-F for the year ended December 31, 2024 and 2023, these material weakness related to (i) “the UK subsidiary did not appropriately design, implement and maintain effective controls to recognize revenue, relating to the proper application of Accounting Standards Codification Topic 606”; (ii) “the UK subsidiary did not appropriately design, implement and maintain effective controls over the completeness and accuracy of accounting for inventory and inventory related transactions”; (iii) “the EU and UK subsidiary did not properly follow the control design and requirement of financial reporting process and policy, controls and documentation over the review and approval of manual journal entries, key account reconciliations and preparation of reporting package were not appropriately implemented to prevent unauthorized access to post journal entries, or timely identify misstatement of local financial statements”; (iv) “the EU subsidiary did not properly implement and maintain effective controls over vehicle delivery processes to address accuracy of vehicle delivery and sales revenue recognition”; and (v) “the UK subsidiary did not effectively implement inventory controls over stock counting, including failure to follow count instructions to perform floor-to sheet count and proper inventory list reconciliations to address completeness of inventory”.

Management’s ongoing remediation efforts related to the above identified material weakness include hiring of additional accounting and financial reporting personnel and the expansion of the capabilities of existing accounting and financial reporting personnel, continuing to design, implement, document and monitor internal controls over financial reporting, manual journal entries reviews, key account reconciliations, sales and inventory management as well as stock counting, to operate at a sufficient level of precision and frequency, and to address the completeness and accuracy of financial reporting, revenue recognition and inventory. Through a series of remedial measures, we have effectively mitigated the material weaknesses in relation to internal controls over financial reporting that were identified as of December 31, 2024 and 2023.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

As an “emerging growth company” as defined in the JOBS Act, we are not required to provide an attestation report of our independent registered public accounting firm on our internal control over financial reporting for the fiscal year ended December 31, 2025.

Changes in Internal Control over Financial Reporting

Except for the remediation of the material weaknesses that existed as of December 31, 2024 and 2023, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Ms. Ada Yunfeng Yan, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairperson of our audit committee, is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at https://ir.group- lotus.com/governance/documents-charters.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor and its affiliates (3) for the years indicated.

	For the Years Ended December 31,
	2025	2024

	(US$ in thousands)
Audit fees(1)	1,060	5,326
Tax fees(2)	11	106
(1)	“Audit fees” represent the aggregate fees billed or to be billed for the audit of our annual consolidated financial statements and services that are normally provided by our principal external auditor and its affiliates in connection with statutory and regulatory filings or other engagements for those fiscal years.
(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal external auditor and its affiliates for tax compliance.
(3)	We engaged KPMG Huazhen LLP as independent registered public accounting firm for our annual report on Form 20-F for the year ended December 31, 2024, and engaged Grant Thornton Zhitong Certified Public Accountant LLP as independent registered public accounting firm for our annual report on Form 20-F for the year ended December 31, 2025.

The policy of our audit committee is to pre-approve all audit and other service provided by our principal external auditor and its affiliates as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.Change in Registrant’s Certifying Accountant

On December 31, 2025, our board of directors and the audit committee approved the dismissal of our previous independent registered public accounting firm, KPMG Huazhen LLP (“KPMG”), and appointed Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”) as our independent registered public accounting firm for the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2025, to be filed with the SEC.

The reports of KPMG on our consolidated financial statements as of and for the years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows: KPMG’s report on our consolidated financial statements as of and for the years ended December 31, 2024 and 2023, contained a separate paragraph stating that “the Company has incurred losses since its inception and has an accumulated deficit, net current liabilities, and net cash used in operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the fiscal years ended December 31, 2024 and 2023, and in the subsequent interim period through the date of dismissal of KPMG, there were no: (i) disagreements between us and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG’s satisfaction would have caused KPMG to make reference in connection with KPMG’s opinion to the subject matter of the disagreement, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, expect that KPMG advised us of the following material weaknesses:

●	For the year ended December 31, 2024, (i) our subsidiaries in the EU and the UK did not properly follow the control design and requirement of financial reporting process and policy, controls and documentation over the review and approval of manual journal entries, key account reconciliations and preparation of reporting package were not appropriately implemented to prevent unauthorized access to post journal entries, or timely identify misstatement of local financial statements; (ii) the EU subsidiary did not properly implement and maintain effective controls over vehicle delivery processes to address accuracy of vehicle delivery and sales revenue recognition; and (iii) the UK subsidiary did not effectively implement inventory controls over stock counting, including failure to follow count instructions to perform floor-to-sheet count and proper inventory list reconciliations to address completeness of inventory.
●	For the year ended December 31, 2023, our UK subsidiary did not appropriately design, implement and maintain effective controls over (i) revenue recognition relating to the proper application of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers; and (ii) the completeness and accuracy of accounting for inventory and inventory related transactions, including (a) controls to ensure that all inventory is appropriately tracked and recorded on a timely basis, and (b) controls to ensure the differences identified during the year-end physical inventory count procedures are properly addressed.

We provided a copy of the foregoing disclosure in Item 16F to KPMG and requested that KPMG furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from KPMG addressed to the SEC, dated April 28, 2026, is filed herein as Exhibit 16.1 to this annual report.

During the fiscal years ended December 31, 2024 and 2023, and in the subsequent interim period prior to the engagement of Grant Thornton on December 31, 2025, neither we nor anyone acting on its behalf consulted with Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Grant Thornton concluded was an important factor considered by us in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

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

Item 18.Financial Statements

The consolidated financial statements of Lotus Technology Inc., its subsidiaries and the variable interest entity are included at the end of this annual report.

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

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
4.16†#

Trademarks License Agreement dated November 4, 2021 between Lotus Technology International Limited and Group Lotus Limited (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.17†#

English Translation of Manufacture Cooperation Agreement dated June 21, 2022 among Wuhan Lotus Cars Co., Ltd, Wuhan Lotus Cars Sales Limited, Wuhan Branch of Zhejiang Geely Automobile Co., Ltd. and Wuhan Geely Auto Parts Co., Ltd (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.18†#

English Translation of Convertible Note Investment Agreement dated September 23, 2021 among Hubei Changjiang Jingkai Automobile Industry Investment Fund Partnership (Limited Partnership), Wuhan Lotus Technology Co., Ltd., Zhejiang Geely Holding Group, and Ningbo Juhe Yinqing Enterprise Management Consulting Partnership (Limited Partnership) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.19†#

English Translation of Investment Agreement of Ningbo Lotus Robotics Co., Ltd dated June 1, 2022 among Hangzhou Bay Capital, Ningbo Lotus Robotics Co., Ltd and others (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.20†#

English Translation of Convertible Note Investment Agreement dated November 8, 2022 among Hangzhou Fuyang Development Zone Industrial Investment Co., Ltd., Ningbo Lotus Venture Capital Co., Ltd. (formerly known as Sanya Lotus Venture Capital Co., Ltd.) and Wuhan Lotus Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.21#

English Translation of Restructuring Agreement, dated June 30, 2023, among Wuhan Lotus Technology Limited Company Ltd., Wuhan Lotus E-commerce Co., Ltd. and its nominee shareholders, and Lotus Technology Inc. (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.22

English Translation of Termination Agreement dated June 30, 2023, among Wuhan Lotus Technology Limited Company Ltd. and Wuhan Lotus E-commerce Co., Ltd. and its nominee shareholders. (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

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
4.29†#

Share Subscription Agreement in relation to the shares of Lotus Technology Inc. dated as of November 15, 2023 between Lotus Technology Inc. and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 10.35 to the Registration Statement on Amendment No. 2 to Form F-4 (File No. 333-275001) filed with the SEC on December 5, 2023)

4.30

Amendment Agreement dated as of February 17, 2024 between Lotus Technology Inc. and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-41970) filed with the SEC on April 30, 2025)

4.31

Supplemental Agreement dated as of September 30, 2024 between Lotus Technology Inc. and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-41970) filed with the SEC on April 30, 2025)

Exhibit Number	Description of Document
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

4.34†

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
4.36†#

Securities Purchase Agreement dated as of September 16, 2024 between Lotus Technology Inc. and Westwood Capital Group LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6 - K filed with the SEC on September 16, 2024)

4.37†#

Registration Rights Agreement dated as of September 16, 2024 between Lotus Technology Inc. and Westwood Capital Group LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6 - K filed with the SEC on September 16, 2024)

4.38†

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
4.43

Indenture, dated August 19, 2025, by and between Lotus Technology Inc. and U.S. Bank, National Association (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed with the SEC on August 19, 2025)

4.44#

First Supplemental Indenture, dated August 19, 2025, by and between Lotus Technology Inc. and U.S. Bank, National Association (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed with the SEC on August 19, 2025)

4.45†#

Equity Transfer Agreement, dated May 30, 2025, by and between Ningbo Lotus Venture Capital Co., Ltd. and Zhejiang Geely Powertrain Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed with the SEC on May 30, 2025)

4.46†#

Convertible Note Purchase Agreement, dated June 20, 2025, by and between Lotus Technology Inc and Geely International (Hong Kong) Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed with the SEC on June 24, 2025)

4.47†#

Senior Convertible Note, dated June 20, 2025, by and between Lotus Technology Inc and Geely International (Hong Kong) Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed with the SEC on June 24, 2025)

4.48

Master Credit Facility Framework Agreement, dated July 28, 2025, by and between Lotus Technology Inc and Zhejiang Geely Holding Group Company Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed with the SEC on July 29, 2025)

4.49

Loan Agreement, dated August 4, 2025, by and between Lotus Technology Innovative Limited and Lotus Cars Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed with the SEC on August 5, 2025)

4.50*#†	Securities Purchase Agreement, dated August 19, 2025, by and between Lotus Technology Inc. and JAK Opportunities XXV LLC
4.51*#†	Series A-1 Convertible Note issued by Lotus Technology Inc. to JAK Opportunities XXV LLC on August 19, 2025

Exhibit Number	Description of Document
4.52†

Share Buyback Agreement, dated August 27, 2025, by and between Lotus Technology Inc. and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed with the SEC on August 29, 2025)

4.53

Subscription Agreement, dated December 23, 2025, by and between Lotus Technology Inc. and ECARX Holdings Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on December 29, 2025)

8.1*	List of subsidiaries of Lotus Technology Inc.
11.1	Code of Business Conduct and Ethics of the Registrant
11.2

Statement of Policies Governing Material, Non - Public Information and the Prevention of Insider Trading of the Registrant (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-41970) filed with the SEC on April 30, 2025)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of Grant Thornton Zhitong Certified Public Accountants LLP
15.4*	Consent of KPMG Huazhen LLP
16.1*	Letter from KPMG Huazhen LLP
97.1	Clawback Policy of the Company
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report.
**	Furnished with this annual report.
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

Lotus Technology Inc.

	By:	/s/ Qingfeng Feng
		Name:	Qingfeng Feng
		Title:	Chief Executive Officer
Date: April 28, 2026

Lotus Technology Inc.

Index to the Consolidated Financial Statements

CONTENTS	PAGE(S)

Report of Independent Registered Public Accounting Firm for year ended December 31, 2025 (Grant Thornton Zhitong Certified Public Accountants LLP, Shanghai, China, PCAOB ID 1487)	F-2
Report of Independent Registered Public Accounting Firm for years ended December 31, 2024 and 2023 (KPMG Huazhen LLP, Hangzhou, China, PCAOB ID 1186)	F-3
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2025 and 2024	F-4
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2025, 2024 and 2023	F-6
Consolidated Statements of Changes in Shareholders’ Deficit for the years ended December 31, 2025, 2024 and 2023	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	F-10
Notes to the Consolidated Financial Statements	F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Lotus Technology Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Lotus Technology Inc. (a Cayman Islands corporation) and subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has incurred losses since its inception, and as of December 31, 2025, the Company had an accumulated deficit of US$3,158 million and current liabilities exceeded current assets in the amount of US$1,487 million. In addition, the Company recorded net cash used in operating activities in the amount of US$334 million for the year ended December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Grant Thornton Zhitong Certified Public Accountants LLP

We have served as the Company’s auditor since 2025.

Shanghai, the People’s Republic of China

April 28, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Lotus Technology Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Lotus Technology Inc. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has incurred losses since its inception and has an accumulated deficit, net current liabilities, and net cash used in operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2021 to 2025.

Hangzhou, China

April 30, 2025

LOTUS TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND 2024

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2025	2024
		US$	US$
ASSETS
Current assets
Cash and cash equivalents	2(e)	73,431	103,072
Restricted cash	2(e)	375,865	379,293
Accounts receivable – third parties, net	3	36,850	117,076
Accounts receivable – related parties, net	26	114,126	107,816
Inventories	4	121,361	188,582
Prepayments and other current assets – third parties, net	5	77,570	72,541
Prepayments and other current assets – related parties, net	26	111,886	74,558

Total current assets		911,089	1,042,938

Non-current assets
Restricted cash	2(e)	100,981	2,572
Securities pledged to an investor	13	—	315,796
Loan receivable from a related party	26	351,486	269,539
Property, equipment and software, net	6	226,891	316,447
Intangible assets	7	116,475	116,500
Long-term investments	2(h)	48,004	9,720
Operating lease right-of-use assets	8	118,845	144,029
Other non-current assets – third parties	9	78,408	67,009
Other non-current assets – related parties	26	569	1,113

Total non-current assets		1,041,659	1,242,725

Total assets		1,952,748	2,285,663
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short‑term borrowings – third parties	10	479,419	602,949
Short-term borrowings – related parties	10,26	784,288	199,570
Accounts payable – third parties		55,032	61,752
Accounts payable – related parties	26	458,189	410,433
Contract liabilities – third parties	22	18,459	33,964
Operating lease liabilities – third parties	8	11,598	14,094
Accrued expenses and other current liabilities – third parties	11	251,361	389,791
Accrued expenses and other current liabilities – related parties	26	213,529	214,760
Share buyback forward liabilities	13	—	117,059
Put option liabilities	13	—	309,115
Convertible notes – related parties	15	126,203	113,910

Total current liabilities		2,398,078	2,467,397

Non‑current liabilities
Contract liabilities – third parties	22	7,458	8,683
Operating lease liabilities – third parties	8	57,576	68,331
Operating lease liabilities – related parties	8,26	3,105	10,729
Warrant liabilities	12	800	3,340
Exchangeable notes	14	128,852	102,999
Convertible notes – third parties	15	73,226	74,246
Convertible notes – related parties	15	77,175	—
Long-term borrowings	10	98,254	—
Deferred income	16	311,912	293,923
Deferred tax liabilities	20	698	—
Other non-current liabilities – third parties	18	125,004	114,770
Other non-current liabilities – related parties	26	856	1,471

Total non‑current liabilities		884,916	678,492

Total liabilities		3,282,994	3,145,889

Commitments and contingencies (Note 25)

LOTUS TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND 2024 (Continued)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2025	2024
		US$	US$
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.00001 par value per share, 5,000,000,000 shares authorized as of December 31, 2025 and 2024; 707,196,733 and 694,134,038 shares issued as of December 31, 2025 and 2024, respectively; 640,672,331 and 676,826,794 shares outstanding as of December 31, 2025 and 2024, respectively)	19	7	7
Treasury stock	19	(138,397)	—
Additional paid-in capital		1,933,992	1,785,664
Accumulated other comprehensive income		39,818	55,165
Accumulated deficit		(3,157,918)	(2,693,698)

Total shareholders’ deficit attributable to ordinary shareholders		(1,322,498)	(852,862)
Noncontrolling interests		(7,748)	(7,364)
Total shareholders’ deficit		(1,330,246)	(860,226)

Total liabilities and shareholders’ deficit		1,952,748	2,285,663

The accompanying notes are an integral part of these consolidated financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(All amounts in thousands, except for share and per share data)

		Year ended December 31,
	Note	2025	2024	2023
		US$	US$	US$
Revenues:	22
Sales of goods (including related parties amounts of US$5,933, US$18,162 and US$3,432 for the years ended December 31, 2025, 2024 and 2023, respectively)		462,802	891,061	660,158
Service revenues (including related parties amounts of US$29,045, US$24,358 and US$12,573 for the years ended December 31, 2025, 2024 and 2023, respectively)		56,296	33,288	18,850
Total revenues		519,098	924,349	679,008

Cost of revenues:
Cost of goods sold (including related parties amounts of US$349,247, US$774,002 and US$549,893 for the years ended December 31, 2025, 2024 and 2023, respectively)		(430,031)	(867,061)	(564,741)
Cost of services		(43,857)	(27,662)	(12,086)
Total cost of revenues		(473,888)	(894,723)	(576,827)

Gross profit		45,210	29,626	102,181

Operating expenses:
Research and development expenses (including related parties amounts of US$63,011, US$107,669 and US$135,334 for the years ended December 31, 2025, 2024 and 2023, respectively)		(170,960)	(274,801)	(368,729)
Selling and marketing expenses (including related parties amounts of US$20,125, US$52,636 and US$40,531 for the years ended December 31, 2025, 2024 and 2023, respectively)		(148,261)	(322,310)	(328,935)
General and administrative expenses (including related parties amounts of US$4,227, US$10,873 and US$13,085 for the years ended December 31, 2025, 2024 and 2023, respectively)		(135,850)	(227,475)	(144,533)
Other operating income	2(w)	38,463	8,638	4,077
Impairment of long-lived assets	2(m)	(51,800)	—	—

Total operating expenses		(468,408)	(815,948)	(838,120)

Operating loss		(423,198)	(786,322)	(735,939)

Interest expenses (including related parties amounts of US$39,109, US$19,504 and nil for the years ended December 31, 2025, 2024 and 2023, respectively)		(63,338)	(58,218)	(10,200)
Interest income (including related parties amounts of US$20,725, US$13,661 and US$122 for the years ended December 31, 2025, 2024 and 2023, respectively)		28,143	22,289	9,204
Investment income (loss), net		10,740	14,232	(1,162)
Foreign currency exchange gains (losses), net		25,709	(11,664)	42
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk		(28,319)	(285,423)	(10,039)

Loss before income taxes and share of results of equity method investments		(450,263)	(1,105,106)	(748,094)
Income tax expense	20	(15,946)	(2,012)	(1,113)
Share of results of equity method investments		1,987	(171)	(1,048)
Net loss		(464,222)	(1,107,289)	(750,255)

Less: Net loss attributable to noncontrolling interests		(2)	(2,364)	(8,254)

Net loss attributable to ordinary shareholders		(464,220)	(1,104,925)	(742,001)

Accretion of redeemable convertible preferred shares		—	(2,979)	(15,121)

Net loss available to ordinary shareholders		(464,220)	(1,107,904)	(757,122)

Loss per ordinary share [1]
—Basic and diluted	21	(0.72)	(1.72)	(1.60)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share [1]
—Basic and diluted		648,535,169	645,227,356	474,621,603

Net loss		(464,222)	(1,107,289)	(750,255)

Other comprehensive (loss) income:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes		13,875	13,547	(8,650)
Foreign currency translation adjustment, net of nil income taxes		(29,222)	16,351	16,210

Total other comprehensive (loss) income		(15,347)	29,898	7,560

Total comprehensive loss		(479,569)	(1,077,391)	(742,695)
Less: Total comprehensive loss attributable to noncontrolling interests		(2)	(2,364)	(8,254)
Total comprehensive loss attributable to ordinary shareholders		(479,567)	(1,075,027)	(734,441)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(All amounts in thousands, except for share and per share data)

									Total
									shareholders’
							Accumulated		deficit
						Additional	other		attributable to		Total
					Treasury	paid-in	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares			stock	capital	income	deficit	shareholders	interests	deficit
		Number of shares	US$		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2025		676,826,794	7		—	1,785,664	55,165	(2,693,698)	(852,862)	(7,364)	(860,226)
Net loss		—	—		—	—	—	(464,220)	(464,220)	(2)	(464,222)
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes		—	—		—	—	13,875	—	13,875	—	13,875
Foreign currency translation adjustment, net of nil income taxes		—	—		—	—	(29,222)	—	(29,222)	—	(29,222)
Total comprehensive loss		—	—		—	—	(15,347)	(464,220)	(479,567)	(2)	(479,569)

Share-based compensation	24	—	—		—	2,274	—	—	2,274	—	2,274
Issuance of ordinary shares to Westwood Capital Group LLC (“Westwood”)	19	649,000	—	*	—	1,301	—	—	1,301	—	1,301
Issuance of ordinary shares to ECARX Holdings Inc. (“ECARX”)	19	12,408,759	—	*	—	17,000	—	—	17,000	—	17,000
Conversion of convertible notes to ordinary shares	15	787,778	—		3,178	(1,968)	—	—	1,210	—	1,210
Disposal of an equity investment under common control	2(h)	—	—		—	58,671	—	—	58,671	—	58,671
Disposal of a subsidiary		—	—		—	—	—	—	—	(382)	(382)
Meritz Securities Co., Ltd.(“Meritz”) share buyback	13	(50,000,000)	—		(141,575)	71,050	—	—	(70,525)	—	(70,525)

Balance as of December 31, 2025		640,672,331	7		(138,397)	1,933,992	39,818	(3,157,918)	(1,322,498)	(7,748)	(1,330,246)

*Amounts less than US$0.5.

LOTUS TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (Continued)

(All amounts in thousands, except for share and per share data)

								Total
								shareholders’
						Accumulated		deficit
					Additional	other		attributable to		Total
					paid-in	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares			capital	income	deficit	shareholders	interests	deficit
		Number of shares[1]	US$		US$	US$	US$	US$	US$	US$
Balance as of January 1, 2024		474,621,603	21		358,187	25,267	(1,588,773)	(1,205,298)	(5,404)	(1,210,702)
Net loss		—	—		—	—	(1,104,925)	(1,104,925)	(2,364)	(1,107,289)
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes		—	—		—	13,547	—	13,547	—	13,547
Foreign currency translation adjustment, net of nil income taxes		—	—		—	16,351	—	16,351	—	16,351
Total comprehensive loss		—	—		—	29,898	(1,104,925)	(1,075,027)	(2,364)	(1,077,391)

Contributions from noncontrolling shareholders		—	—		—	—	—	—	404	404
Accretion of redeemable convertible preferred shares	17	—	—		(2,979)	—	—	(2,979)	—	(2,979)
Recapitalization of ordinary shares	19	—	(16)		16	—	—	—	—	—
Share-based compensation	24	—	—		31,930	—	—	31,930	—	31,930
Exercise of share options		110,300	—	*	318	—	—	318	—	318
Conversion of convertible notes to ordinary shares	15	3,011,368	—	*	30,114	—	—	30,114	—	30,114
Issuance of ordinary shares to Westwood	19	902,500	—	*	4,307	—	—	4,307	—	4,307
Exchange of exchangeable notes to ordinary shares	14	36,597,038	—	*	365,970	—	—	365,970	—	365,970
Conversion of redeemable convertible preferred shares to ordinary shares	17	68,228,526	1		386,508	—	—	386,509	—	386,509
Issuance of ordinary shares and warrants to L Catterton Asia Acquisition Corp (“LCAA”), the Private Investment in Public Equity (“PIPE”) investors and warrant holders in connection with the consummation of business combination, net of transaction costs		92,859,735	1		675,378	—	—	675,379	—	675,379
Exercise of public warrants	12	495,724	—	*	5,975	—	—	5,975	—	5,975
Disposal of a subsidiary under common control	1(f)	—	—		990	—	—	990	—	990
Meritz share buyback	13	—	—		(71,050)	—	—	(71,050)	—	(71,050)

Balance as of December 31, 2024		676,826,794	7		1,785,664	55,165	(2,693,698)	(852,862)	(7,364)	(860,226)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

*Amounts less than US$0.5.

LOTUS TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (Continued)

(All amounts in thousands, except for share and per share data)

								Total
								shareholders’
						Accumulated		deficit
				Additional	Receivable	other		attributable to		Total
				paid-in	from	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares		capital	shareholders	income	deficit	shareholders	interests	deficit
		Number of shares[1]	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022		474,621,603	21	403,103	(26,447)	17,707	(846,757)	(452,373)	(642)	(453,015)
Cumulative effect of adoption of new accounting standard	2(f)	—	—	—	—	—	(15)	(15)	—	(15)
Balance as of January 1, 2023		474,621,603	21	403,103	(26,447)	17,707	(846,772)	(452,388)	(642)	(453,030)
Net loss		—	—	—	—	—	(742,001)	(742,001)	(8,254)	(750,255)
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes		—	—	—	—	(8,650)	—	(8,650)	—	(8,650)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	16,210	—	16,210	—	16,210
Total comprehensive loss		—	—	—	—	7,560	(742,001)	(734,441)	(8,254)	(742,695)

Settlement of receivable from shareholders		—	—	—	26,447	—	—	26,447	—	26,447
Shareholder contribution related to the issuance of exchangeable notes	14	—	—	909	—	—	—	909	—	909
Deemed distribution to shareholders		—	—	(31,672)	—	—	—	(31,672)	—	(31,672)
Accretion of redeemable convertible preferred shares	17	—	—	(15,121)	—	—	—	(15,121)	—	(15,121)
Contribution from noncontrolling shareholders		—	—	968	—	—	—	968	3,492	4,460

Balance as of December 31, 2023		474,621,603	21	358,187	—	25,267	(1,588,773)	(1,205,298)	(5,404)	(1,210,702)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

LOTUS TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(All amounts in thousands, except for share and per share data)

		Year ended December 31,
	Note	2025	2024	2023
		US$	US$	US$
Operating activities:
Net loss		(464,222)	(1,107,289)	(750,255)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation		54,740	76,488	54,957
Reduction in the carrying amount of operating lease right-of-use assets		14,061	18,253	20,056
Investment (income) loss, net		(10,740)	(14,232)	1,162
Share of results of equity method investments		(1,987)	171	1,048
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk		28,319	285,423	10,039
Share-based compensation expense		2,274	31,930	—
Deferred income tax expense		687	—	(126)
Non-cash interest expenses		12,907	14,784	1,620
Non-cash interest income		(21,225)	(13,415)	—
Amortization of deferred income relating to government grants		(60)	(25)	—
Expected credit loss (reversal) accrual		(4,818)	5,815	389
Warranty expenses		21,003	21,852	8,492
Commission fee for Westwood subscription commitment		—	3,500	—
Impairment of long-lived assets		51,800	—	—
Non-cash other operating income		(33,019)	—	—
Net unrealized foreign currency exchange losses		1,640	496	1,466
Changes in operating assets and liabilities:
Accounts receivable – third parties		89,354	(67,262)	(75,265)
Accounts receivable – related parties		6,102	(88,808)	(14,356)
Inventories		81,235	69,675	(235,074)
Prepayments and other current assets – third parties		415	(21,655)	(20,268)
Prepayments and other current assets – related parties		(32,765)	(46,564)	(18,880)
Other non-current assets – third parties		(7,970)	(20,893)	(34,248)
Other non-current assets –related parties		544	1,583	(2,706)
Accounts payable – third parties		(9,378)	43,685	21,067
Accounts payable – related parties		51,420	76,329	335,307
Contract liabilities– third parties		(18,939)	(7,150)	42,393
Accrued expenses and other current liabilities – third parties		(99,444)	(30,062)	124,094
Accrued expenses and other current liabilities – related parties		(13,983)	(55,875)	89,876
Operating lease liabilities		(17,138)	(16,351)	(29,357)
Other non-current liabilities – third parties		(14,082)	(8,783)	81,728
Other non-current liabilities – related parties		(638)	(140)	(91)

Net cash used in operating activities		(333,907)	(848,520)	(386,932)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets		(79,432)	(57,337)	(213,714)
Proceeds from disposal of property, equipment and software	26	20,237	6,539	5,117
Payments for purchases of short-term investments		—	(48,150)	(38,254)
Proceeds from sales of short-term investments		—	48,257	37,428
Proceeds from settlement of derivative instruments		740	239	—
Receipts of government grants related to assets	16	11,331	28,135	16,345
Payments for investments in equity investees		—	(414)	(5,059)
Disposal of a subsidiary, net of cash disposed		(371)	6,788	1,379
Payments for purchases of securities pledged to an investor	13	—	(500,000)	—
Proceeds from sales of securities pledged to an investor	13	326,891	189,630	—
Proceeds from investment income arising from securities pledged to an investor		—	8,936	—
Loans to related parties	26	(60,722)	(262,203)	(1,227)
Proceed from settlement of related party loans		—	140	—
Disposal of equity investment under common control	2(h)	58,885	—	—

Net cash provided by (used in) investing activities		277,559	(579,440)	(197,985)

LOTUS TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (Continued)

(All amounts in thousands, except for share and per share data)

		Year ended December 31,
	Note	2025	2024	2023
		US$	US$	US$
Financing activities:
Proceeds from issuance of ordinary shares to PIPE investors and LCAA, net of transaction costs		—	824,158	—
Proceeds from issuance of ordinary shares to Westwood	19	1,301	807	—
Proceeds from issuance of ordinary shares to ECARX	19	17,000	—	—
Payments of cash collateral to Meritz	13	—	(76,469)	—
Payment for settlement of Meritz	13	(512,925)	—	—
Payment for redemption of exchangeable notes	14	—	(365,994)	—
Proceeds from issuance of ordinary shares to exchangeable notes holders	14	—	361,262	—
Proceeds from issuance of exchangeable notes	14	27,842	28,541	27,883
Proceeds from exercise of public warrant	12	—	5,700	—
Proceeds from settlement of receivable from shareholders		—	—	26,139
Proceeds from issuance of convertible notes	15	199,263	119,284	25,297
Repayment of mandatorily redeemable noncontrolling interest		—	—	(11,554)
Repayments of refundable deposits in connection with PIPE investments		—	(10,264)	—
Payment for redemption of convertible notes	15	(119,263)	—	(5,648)
Receipts of refundable deposits in connection with PIPE investments		—	—	10,000
Capital contributions by noncontrolling interests		—	404	4,460
Proceeds from borrowings	10, 26	1,404,766	1,033,046	481,176
Repayments of borrowings	10, 26	(889,531)	(460,948)	(272,897)
Payments to a noncontrolling interest in the liquidation of a subsidiary		—	—	(148)
Net cash provided by financing activities		128,453	1,459,527	284,708
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(6,765)	26,235	(12,189)
Net increase (decrease) in cash, cash equivalents and restricted cash		65,340	57,802	(312,398)
Cash, cash equivalents and restricted cash at beginning of the year		484,937	427,135	739,533
Cash, cash equivalents and restricted cash at end of the year		550,277	484,937	427,135
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents		73,431	103,072	418,941
Restricted cash, current		375,865	379,293	7,873
Restricted cash, non-current		100,981	2,572	321
Total cash, cash equivalents and restricted cash		550,277	484,937	427,135
Supplemental information
Interest paid		19,156	8,140	8,086
Income taxes paid		16,460	678	1,152
Income taxes refund		(349)	(127)	(45)
Non-cash investing and financing activities:
Purchase of property, equipment and software and intangible assets included in accrued expenses and other current liabilities		25,377	70,887	71,064
Accretion of redeemable convertible preferred shares	17	—	2,979	15,121
Issuance of ordinary shares through conversion of redeemable convertible preferred shares	17	—	386,509	—
Payable arising from a distribution agreement		—	—	22,296
Issuance of put option liabilities	26(f)	—	—	9,376
Payable arising from deferred listing expenses		—	—	1,613
Issuance costs payable		6,556	6,556	—
Issuance of ordinary shares through conversion of convertible notes	15	1,210	30,114	—
Acquire equity interest through licensing certain internally developed intellectual property	2(h)	35,568	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION
(a)	Description of business

Lotus Technology Inc. (“the Company”), an exempted company with limited liability, was incorporated in Cayman Islands on August 9, 2021. The Company, through its consolidated subsidiaries (collectively, “the Group”) and historically its consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries, is primarily engaged in the design, develop, and sales of luxury lifestyle battery electric vehicles (“EV”) under the “Lotus” brand (“Lotus EV business”) and the Group is also a distributor that sells luxury sports cars under the “Lotus” brand (“Lotus sports car business”) across the world. The Group also provides other sales and ancillary services to customers.

(b)	Merger and recapitalization

On February 22, 2024 (the “Closing Date”), the Company consummated its merger with LCAA pursuant to a merger agreement dated January 31, 2023 (as amended and restated dated as of October 11, 2023, the “Merger Agreement”) by and among LCAA, the Company, a Cayman Islands exempted company, Lotus Temp Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub 1”), and Lotus EV Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company ( “Merger Sub 2”). Pursuant to the Merger Agreement, (i) Merger Sub 1 was merged with and into LCAA (the “First Merger”), with LCAA surviving the First Merger as a wholly-owned subsidiary of the Company (such company, as the surviving entity of the First Merger, “Surviving Entity 1”) and the shareholders of LCAA becoming shareholders of the Company, and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Surviving Entity 1 was merged with and into Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of the Company (such company, as the surviving entity of the Second Merger, “Surviving Entity 2”) (collectively, the “Merger Transaction” or “Business Combination”).

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
(ii)All the preferred shares of the Company that were issued and outstanding immediately prior to the effective time of the First Merger were converted to the Company’s ordinary share on a one-for-one basis (the “Preferred Share Conversion”) and recapitalized into 68,228,526 ordinary shares using the Recapitalization Factor. All applicable share and per share amounts in the consolidated financial statements have been retrospectively adjusted to reflect the effects of the Recapitalization;
(iii)94,277,279 ordinary shares were issued to a number of investors (the “PIPE Investors”) and the holders of Class A ordinary shares of LCAA for a total consideration of US$858,495 (the “PIPE Investments”), among which,
-	50,000,000 ordinary shares were issued to Meritz for a total consideration of US$500,000, concurrent with the issuance of put option and call options as mentioned in Note 13;
-	35,849,458 ordinary shares were issued to other PIPE Investors, among which, 12,750,000 ordinary shares were issued to Lotus Technology International Investment Limited (“LTIIL”), and 12,250,000 ordinary shares were issued to Etika Automotive SDN BHD (“Etika”);

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

-	8,427,821 ordinary shares were issued to then holders of Class A ordinary shares of LCAA, including 1,265,103 Class A ordinary shares of LCAA held by public shareholders and 7,087,718 Class A ordinary share of LCAA held by LCA Acquisition Sponsor LP (the “Sponsor”) and 75,000 Class A ordinary shares of LCAA held by the directors and officers of LCAA, among which all or a portion of (as reasonably determined by the Company in good faith) 20% of the ordinary shares, i.e. 1,417,544 ordinary shares held by the Sponsor will remain unvested upon the consummation of the Merger Transaction and become vested upon each occurrence of (a) the commencement or official announcement of any business collaboration facilitated by Sponsor or its affiliates (including, without limitation, in connection with product development, marketing, customer engagement, retail space, and technology infrastructure development), or (b) an approved commitment to invest in the Company or one of its subsidiaries by an investor introduced or facilitated by Sponsor or its affiliate, in each case, within eighteen months following the Closing Date. As of December 31, 2025, 1,417,544 ordinary shares remained unvested;
(iv)36,597,038 ordinary shares were issued to Wuhan Lotus Technology Limited Company (“WFOE”), holder of the exchangeable notes, following the settlement of the outstanding principal amount;
(v)577,456 and 2,433,912 ordinary shares, totally 3,011,368 ordinary shares, were issued to Momenta Global Limited and a number of Pre-IPO convertible notes investors, respectively, pursuant to the conversion of Momenta Note and Pre-IPO notes as mentioned in Note 15;
(vi)9,550,246 warrants were issued to the then public shareholders of LCAA in exchange for the warrants held by public shareholders of LCAA (the “Public Warrants”), and 5,486,784 warrants were issued to the Sponsor in exchange for warrants held by the Sponsor (the “Sponsor Warrants”). Each Public Warrant and Sponsor Warrant can be exercised at an exercise price of US$11.50 in exchange for one ordinary share of the Company. 495,724 warrants were excised during the year ended December 31, 2024.

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

The ordinary shares of the Company and the Public Warrants are listed on the Nasdaq Stock Market LLC, or “Nasdaq,” under the trading symbols “LOT” and “LOTWW”, respectively, on February 23, 2024.

(c)	History of the Group

The Group’s Lotus EV business, founded in 2018, was carried out by Zhejiang Geely Holding Group (“Geely Holding”) through its subsidiaries, including Wuhan Lotus Cars Co., Ltd. (“Wuhan Lotus Cars”) and the Lotus EV business unit of Ningbo Geely Automobile Research & Development Co., Ltd. (“Ningbo Geely R&D”) incorporated in the People’s Republic of China (“PRC”), Lotus Tech Creative Centre Limited (“Lotus Tech UK”) incorporated in United Kingdom (“UK”) and Lotus Tech Innovation Centre GmbH (“Lotus GmbH”) incorporated in Germany, which were all ultimately controlled by Mr. Li Shufu.

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

On December 29, 2020, Geely Holding and Ningbo Juhe Yinqing Enterprise Management Consulting Partnership (Limited Partnership) (“Founders Onshore Vehicle”) incorporated WFOE. WFOE was 60% owned by Geely Holding and 40% owned by Founders Onshore Vehicle. Both Geely Holding and Founders Onshore Vehicle are controlled by Mr. Li Shufu.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

On September 24, 2021, Etika, through its subsidiary in Hong Kong, Lotus Advanced Technology Limited (“Lotus HK”), subscribed for 33.33% equity interest in WFOE, while Geely Holding and Founders Onshore Vehicle subscribed disproportionally. Upon the closing, Geely Holding, Etika, and Founders Onshore Vehicle held 22.22%, 33.33% and 44.45%, respectively, equity interest in WFOE.

On November 11, 2021, the Company issued 143,986,329 ordinary shares to Etika through exchange of 100% equity interest in Lotus HK held by Etika. Lotus HK also acquired all the equity interest in WFOE held by Geely Holding and Founders Onshore Vehicle on December 15, 2021.

On November 11, 2021, the Company issued 95,990,886 ordinary shares to LTIIL, ultimately 100% owned by Geely Holding.

Through a series of reorganization steps (the “Reorganization”), including transferring the assets and employees in the Lotus EV business unit of Ningbo Geely R&D into Wuhan Lotus Cars and transferring the equity of Wuhan Lotus Cars to the WFOE, the Company gained control over WFOE through Lotus HK on December 15, 2021. The equity interests of Lotus Tech UK and Lotus GmbH were also transferred to the Group on December 29, 2021 and June 24, 2022, respectively.

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

The above Reorganization was completed on June 24, 2022. The Reorganization consists of transferring the Lotus EV business to the Group. Before and after the Reorganization, the Lotus EV business was ultimately controlled by Mr. Li Shufu. Accordingly, the Reorganization is accounted for under common control transaction. Therefore, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows of Lotus EV business for the periods presented and were prepared as if the corporate structure of the Group after the Reorganization had been in existence throughout the periods presented.

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

Historically, the Group conducted its value-added telecommunication services operation in Chinese mainland through VIE and VIE’s subsidiaries, with which WFOE, the Company’s wholly owned subsidiary, the VIE and the VIE’s nominee equity holders entered into certain contractual arrangements (“VIE Arrangements”). Since early 2023, the Group has implemented a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, the WFOE, the VIE and nominee equity holders of the VIE entered into a series of agreements (“VIE Restructuring Agreements”), pursuant to which, i) WFOE acquired 100% equity interest in Ningbo Lotus Venture Capital Co., Ltd (“Ningbo Lotus”), formerly named as Sanya Lotus Venture Capital Co., Ltd., and Hangzhou Lotus Technology Service Co., Ltd. (“Hangzhou Lotus”), subsidiaries of the VIE, in February 2023; ii) all the VIE’s assets and liabilities (excluding ICP license), business contracts, intellectual properties and employees were transferred to a subsidiary of WFOE at nil consideration; iii) the VIE Arrangements were terminated on June 30, 2023.

The Group concludes that the Restructuring does not represent a strategic shift, nor it will have a major effect on the Group’s operations and financial results.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Under the terms of the VIE Arrangements, the Company, through the WFOE has (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the Exclusive Consulting and Service Agreement; (ii) the right to unconditionally receive all dividends or interest declared by the VIE and all of the assets of the VIE; (iii) the right to receive the benefits of the VIE through its exclusive option to acquire 100% of the equity interests in the VIE, to the extent permitted under respective laws and regulations. Accordingly, the financial statements of the VIE are included in the Company’s consolidated financial statements.

Under the terms of the VIE Arrangements, the VIE’s nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company through WFOE. All of the deficit (net liabilities) and net loss of the VIEs are attributed to the Company through WFOE.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

The Company’s involvement with the VIEs under the VIE Arrangements affected the Company’s consolidated financial position, consolidated results of operations and cash flows as indicated below.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Pursuant to the Restructuring, the Group ceased to consolidate the VIEs on June 30, 2023. The following consolidated revenues, net loss and cash flow information of the Group’s VIEs for period between January 1, 2023 and the completion of the Restructuring have been included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the VIEs.

From January 1, 2023
to the completion of
the Restructuring
US$
Revenues	—
Net loss (i)	(74,137)
Net cash used in operating activities (ii)	(8,281)
Net cash used in investing activities	(38,400)
Net cash used in financing activities (iii)	(107,317)
Effect of exchange rate changes on cash	(2,573)
Net decrease in cash	(156,571)
Cash at beginning of the period	156,571
Cash at end of the period	—
(i)	Net loss includes other expenses of US$56,752 arising from the transfer of VIE’s assets and liabilities to a subsidiary of WFOE for period between January 1, 2023 and the completion of the Restructuring, which were eliminated upon consolidation.
(ii)	Net cash used in operating activities includes amounts of US$88,423 paid to the Company’s subsidiaries and amounts of US$86,697 provided by the Company’s subsidiaries for period between January 1, 2023 and the completion of the Restructuring, which were eliminated upon consolidation.
(iii)	Net cash used in financing activities includes amounts of US$158,509 paid to the Company’s subsidiaries and amounts of US$32,715 provided by the Company’s subsidiaries for period between January 1, 2023 and the completion of the Restructuring, which were eliminated upon consolidation.
(f)	Disposal of a subsidiary

On September 27, 2024, the Company, through its subsidiary, disposed 80% equity interest of Lotus GmbH to Geely UK Limited, a subsidiary of Geely Holding, for cash consideration of US$12,157. The carrying amount of the net assets of Lotus GmbH on the disposal date was as follows:

US$

Cash	5,276
Accounts receivable	865
Prepayments and other current assets	2,710
Amounts due from the Company and its subsidiaries	4,035
Property, equipment and software, net	8,494
Operating lease right-of-use assets	9,689
Accounts payable	(1,062)
Accrued expenses and other current liabilities	(6,290)
Operating lease liabilities	(9,758)
Net assets	13,959

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The excess of cash consideration over the net assets derecognized of US$990 was recognized in additional paid-in capital in the consolidated balance sheet.

The Group concludes that the disposal does not represent a strategic shift, nor it will have a major effect on the Group’s operations and financial results. The Group accounts for the remaining 20% equity interests as equity method investee in “Long-term investments” in the consolidated balance sheet as of December 31, 2024 and 2025.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are presented in United States dollar (“US$”), rounded to the nearest thousand.

These consolidated financial statements have been prepared in accordance with U.S. GAAP assuming the Group will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Group’s ability to continue as a going concern exists. The Group has incurred losses since its inception. As of December 31, 2025, the Group had an accumulated deficit of US$3,157,918 and current liabilities exceeded current assets in the amount of US$1,486,989. In addition, the Group recorded net cash used in operating activities in the amount of US$333,907 for the year ended December 31, 2025.

Historically, the Group had relied principally on proceeds from the issuance of redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings to finance its operations and business expansion. The Group will require additional liquidity to continue its operations over the next twelve months. The Group is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, i) restructuring of operations to grow revenues and accelerating pace of collections of receivables, ii) reducing discretionary capital and operating expenses, iii) obtaining additional loans from banks or related parties and renewal of existing loans when they are due, and iv) exploring opportunities for further equity financing. However, given the impact of the uncertainty of global economic and financial markets, the Group may be unable to access further debt or equity financing when needed. As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Group were unable to continue as a going concern.

Certain financial information of prior years has been reclassified to conform with the current year’s presentation to facilitate comparison. These reclassifications had no effect on the previously reported results of operations or accumulated deficit.

(b)	Principles of consolidation

The consolidated financial statements presented herein include the financial statements of the Company, its subsidiaries and its former consolidated VIE and VIE’s subsidiaries.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All transactions and balances among the Company, its subsidiaries, and its former consolidated VIE and VIE’s subsidiaries have been eliminated upon consolidation. The noncontrolling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Accounting estimates reflected in the consolidated financial statements include, but not limited to, standalone selling price of each distinct performance obligation in revenue recognition, lower of cost and net realizable value of inventories, provision of credit losses of financial assets, useful lives of property, equipment and software, recoverability of intangible assets with indefinite useful lives and other long-lived assets, valuation allowance of deferred tax assets, determination of incremental borrowing rates for leases, estimated product warranties reserve, and fair value determination of financial liabilities and share-based compensation arrangements. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(e)	Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash which is restricted for withdrawal or use is reported separately in the consolidated balance sheets. The Group’s restricted cash mainly represents deposits for both short-term and long-term borrowings as mentioned in Note 10, deposits made to banks to secure bank acceptance notes, and deposits for certain long-term leases.

(f)	Accounts receivable and expected credit losses

Accounts receivable is recognized in the period when the Group has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash used in operating activities in the consolidated statements of cash flows. Management considers various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance.

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Group assessed that accounts receivable, other receivables, loan receivables, short-term and long-term deposits are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and suppliers, and the related accounts receivable, other receivables, loan receivables, short-term and long-term deposits which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the customer credit rating, current economic conditions, supportable forecasts of future economic conditions, etc. Other key factors that influence the expected credit loss analysis include customer demographics, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each year end based on the Group’s specific facts and circumstances.

The Group considers historical credit loss rates for each category of deposits and other receivables and also considers forward looking macroeconomic data in making its loss accrual determinations.

(g)	Inventories

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

(h)	Long-term investments

The Group’s long-term investments mainly include equity investments.

The Group applies the equity method to account for equity interests in investees over which the Group has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings after the date of investment. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. There was no equity method goodwill recognized. No impairment charge of equity method investments was recognized for the years ended December 31, 2025, 2024 and 2023.

Equity securities with readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured at fair value, with changes in fair value reported through earnings.

Equity securities without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Long-term investments consisted of the following:

	As of December 31,
	2025	2024
	US$	US$

Investment securities – related party (Note 26(vi))	1,811	2,221
Equity method investments (i)	10,625	7,499
Equity security without readily determinable fair values using the measurement alternative – related party (ii)	35,568	—
Total	48,004	9,720
(i)

In June 2025, Ningbo Lotus, a wholly-owned subsidiary of the Company, transferred all of its equity shares of Wuxi InfiMotion Technology Co., Ltd. (“Wuxi InfiMotion”) to Zhejiang Geely Powertrain Co., Ltd, a related party ultimately controlled by Mr. Li Shufu (the “Controlling Shareholder”), at a total consideration of RMB420,000 in cash. The transaction was accounted for as common control transaction, and the difference between the book value of Wuxi InfiMotion equity investment and the consideration, RMB420,000 (equivalent to US$58,671), was recorded in additional paid-in capital.

(ii)

As of December 31, 2025, Ningbo Lotus Robotics Co., Ltd. (“Ningbo Robotics”), a wholly owned subsidiary of the Company, held 5% equity interest of Chongqing Qianli Intelligent Driving Technology Co., Ltd. (“Chongqing Qianli”), a newly established private entity and a related party of the Company (Note 2(w)). The Group elected to record such investment in privately held company without readily determinable values using the measurement alternative at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The Group did not record any impairment charge for the year ended December 31, 2025.

(i)	Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any.

Depreciation on property, equipment and software is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Buildings and facilities	30 years
Machinery and R&D equipment	3-10 years
Molds and tooling	5-10 years
Motor vehicles	2-5 years
Office and electronic equipment	3-5 years
Purchased software	3-10 years
Leasehold improvements	The shorter of estimated useful life of the assets and lease terms

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

(j)	Operating leases

The Group determines if an arrangement is or contains a lease at its inception. All of the Group’s leases are operating leases.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Group recognizes lease liabilities and right-of-use assets at lease commencement date. Lease liabilities are measured at the present value of unpaid lease payments at the lease commencement date and are subsequently measured at amortized cost using the effective-interest method. Since the Group’s leases do not provide an implicit rate, the Group uses its own incremental borrowing rate in determining the present value of unpaid lease payments. The incremental borrowing rate was determined based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The incremental borrowing rate is primarily influenced by the risk-free interest rate of China and the US, the Company’s credit rating and lease term, and is updated for measurement of new lease liabilities.

Right-of-use assets are initially measured at cost, which consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Group. Variable lease payments are excluded from the measurement of right-of-use assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases (i.e. leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise). As a practical expedient, the Group has elected that for all leases, where it is the lessee, not to separate non-lease components from lease components and instead to account for all lease and non-lease components associated with each lease as a single lease component.

If a lease is modified and that modification is not accounted for as a separate contract, the classification of the lease is reassessed as of the effective date of the modification based on its modified terms and conditions and the facts and circumstances as of that date.

(k)	Intangible assets

Intangible assets with indefinite useful lives mainly represent acquired license plates and trademark licenses since the Group has the right and the intention to continue to use the license plates and trademark licenses for as long as the Group conducts the business in relation to lifestyle vehicles (excluding sports car). The Group evaluates indefinite-lived intangible assets during each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized but tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

(l)	Land use rights

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

(m)	Impairment of long-lived assets and intangible assets with indefinite lives

Long-lived assets, including property, equipment and software and operating lease right-of-use assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. When such events or circumstances occur, the Group first compares the carrying amount of the asset or asset group to future undiscounted net cash flows expected to be resulted from the use and eventual disposition of the assets. If the carrying amount of the asset or asset group is not recoverable based on undiscounted cash flows, an impairment is recognized for the excess of the asset or asset group’s carrying value over its fair value. Fair value is determined through various valuation techniques including discounted cash flow models and quoted market values, as considered necessary. Estimation of future cash flows requires management to make assumptions and to apply judgments, including projecting future sales forecast, gross margin ratios and discount rate which are considered as Level 3 unobservable inputs in relation to fair value measurement.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

When an impairment loss is recognized, the loss is allocated to the assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.

For the year ended December 31, 2025, the Group recognized an impairment loss of long-lived assets of US$51,800, comprised of US$47,272 related to property, equipment and software, and US$4,528 related to right-of-use assets. The impairment loss recognized was due to lower performance results compared to original plans. No such impairment loss was recorded for the years ended December 31, 2024 and 2023.

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. The Group unconditionally opted to skip the qualitative assessment and proceed directly to calculate the fair value of the intangible asset and performs a quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. No such impairment loss for intangible assets with indefinite lives was recorded for the years ended December 31, 2025, 2024 and 2023.

(n)	Value added taxes

Entities that are value added taxes (“VAT”) general taxpayers are permitted to offset qualified input VAT paid to suppliers against their output VAT upon receipt of appropriate supplier VAT invoices on an entity by entity basis. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities, usually on a monthly basis; whereas when the input VAT exceeds the output VAT, the difference is treated as VAT recoverable which can be carried forward indefinitely to offset future net VAT payables or be refunded upon application. VAT related to purchases and sales which have not been settled at the balance sheet date is disclosed separately as an asset and liability, respectively, in the consolidated balance sheets.

(o)	Warranties

The Group provides standard warranties on EV lifestyle models based on the contracts with its customers at the time of sale of EV lifestyle models. The Group accrues a warranty reserve for the new EV lifestyle models sold by the Group, which includes the Group’s best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on the estimates of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued expenses and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of revenues in the consolidated statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The following table shows the movement of warranty reserve:

	Year Ended December 31,
	2025	2024	2023
	US$	US$	US$
Accrued warranty at beginning of the year	24,048	7,022	—
Additions	21,003	21,852	8,492
Utilization	(14,468)	(4,495)	(1,499)
Foreign currency translation adjustment	1,695	(331)	29
Accrued warranty at end of the year	32,278	24,048	7,022
Including:
- Current portion	3,340	2,735	483
- Non-current portion	28,938	21,313	6,539

(p)	Fair value measurements

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

(q)	Revenue recognition

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Sales of goods

Sales transactions with end-users

Sales of EV lifestyle models

The Group generates revenue from sales of EV lifestyle models. In certain countries, the Group sells EV lifestyle models together with a number of bundled products and services. In those cases, the contracts with the customers include multiple distinct goods and services which are accounted for as separate performance obligations, primarily including household charging pile or charging card with a specified spending amount (at the option of the customers), premium version of intelligent driving system and its subsequent upgrades, unlimited free battery charging in specified super charging stations operated by the Group for a specified period, lifetime warranty, maintenance services for a specified period and lifetime vehicle internet connection services.

Transaction price is allocated to each performance obligation based on the relative standalone selling price and the allocated price is recognized as revenue as follows:

i.	Revenue from EV lifestyle models is recognized at a point in time when the control of EV lifestyle models is transferred to the customer, which is the point in time when the customer takes possession of and accepts the vehicle.
ii.	Revenue from the installed premium intelligent driving system is recognized when the functionality is activated, and the portion related to upgrades is recognized ratably over the estimated period of vehicle usage by the customer.
iii.	Revenue from household charging pile is recognized at a point in time when the charging pile is installed at customer’s designated location.
iv.	Revenue from charging cards is recognized when the customer uses the card to redeem for charging services.
v.	Revenue from free battery charging service is recognized ratably over the specified service period of vehicle usage by the customer.
vi.	Revenue from lifetime warranty is recognized ratably over the estimated extended warranty period with reference to the standard warranty offered by the Group in other vehicles sales.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

vii.	Revenue from maintenance services is recognized over the service period based on the number of maintenance services delivered to date relative to the estimated remaining number of maintenance services to be delivered.
viii.	Revenue from vehicle internet connection services is recognized ratably over the estimated useful life of the vehicle as this service is transferrable from the customer to another car user if the customer resells the vehicle.

Initial refundable deposits received from customers for intention orders prior to vehicle purchase agreements signed are recognized as refundable deposits from customers (accrued expenses and other current liabilities). When vehicle purchase agreements are signed, these initial deposits are reclassified to contract liabilities. Any other non-refundable payments received prior to the transfer of goods or services are also recognized as contract liabilities.

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

The Group offers dealer incentives that include wholesale rebates, retail rebates, interest reimbursement and other allowances that are recorded as reductions of revenues in the consolidated statements of comprehensive loss.

The amount of wholesale rebates and retails rebates given to dealer vary depending on their purchase volume and sales volume to end-users. The Group estimates the rebate amounts based on various factors including forecasted sales volume, dealer behavior and historical achievement, and recognizes revenue at an amount net of the estimated rebates. The liabilities arising from the estimated rebates are included in “accrued expenses and other current liabilities” in the consolidated balance sheets.

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

EV lifestyle models standard warranty is provided by the Group and sports cars standard warranty is provided by LCL. The estimated costs for the standard warranty provided by the Group are recorded as a liability when the Group transfers the control of vehicle or parts to the customer.

Service revenues

The Group provides a range of technical services to customers, including technologies licensing, engineering, development, facilitation, support and consultancy services. Revenue from services is recognized when relevant services are rendered.

Costs incurred to fulfill such service contracts which are not in the scope of other guidance are recognized as contract cost assets when those costs: i) relate directly to the service contracts that the Group can specifically identify; ii) are expected to be recovered; and iii) generate or enhance resources of the Group that will be used in satisfying performance obligations in the future.

(r)	Cost of sales

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

Services

Cost of services generally includes cost of direct parts, materials, labor costs, and costs associated with providing extended warranty service and after-sales services, depreciation of associated assets used for providing services, and other costs associated with providing services.

(s)	Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of salaries, bonuses and benefits for those employees engaged in research, design and development activities, license fees, outsourced development expenses, materials, rental expenses, depreciation of equipment and software of R&D activities and other expenses.

(t)	Selling and marketing expenses

Selling and marketing expenses mainly consist of advertising costs and market promotion expenses, commissions to agents, payroll and related expenses to sales and marketing personnel. The Group expenses all advertising costs as incurred and classifies these costs as selling and marketing expenses. For the years ended December 31, 2025, 2024 and 2023, advertising costs totaled US$37,201, US$134,611 and US$150,920, respectively.

(u)	General and administrative expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, expenses associated with the use of facilities and equipment by these employees, depreciation and amortization expenses of property, equipment and software used in general corporate activities, legal and other professional service fees and other general corporate related expenses.

(v)	Government grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grants will be received.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Government grants that are received in advance relating to the compensation of R&D costs incurred or the acquisition of an asset are initially recognized in deferred income in the consolidated balance sheets and subsequently amortized and recognized as other operating income in the consolidated statements of comprehensive loss over the period necessary to match them with the R&D costs that they are intended to compensate or as the assets are depreciated.

Government grant for the purpose of giving immediate financial support to the Group with no future related costs is recognized as other operating income in the Group’s consolidated statements of comprehensive loss when the grant becomes receivable.

(w)	Other operating income

For the year ended December 31, 2025, Ningbo Robotics acquired equity interest of Chongqing Qianli through licensing certain internally developed intellectual property with carrying amount of nil as the research and development costs were expensed historically. The Group recorded the equity interest as long-term investment in the consolidated balance sheet as of December 31, 2025, using measurement alternative method (Note 2(h)), and US$33,019 as other operating income in the consolidated statement of comprehensive loss for the year ended December 31, 2025. For the years ended December 31, 2024 and 2023, other operating income mainly represented government grants.

(x)	Employee benefits

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

Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to US$25,203, US$30,564 and US$46,969 for the years ended December 31, 2025, 2024 and 2023, respectively.

(y)	Share-based compensation

Share-based awards granted to the employees and non-employee service providers in the form of share options are subject to service and performance conditions. They are measured at the grant date fair value of the awards and are recognized as compensation expense using the graded attribution over the requisite service period, if and when the Group considers that it is probable that the performance condition will be achieved. The fair value of the share awards is estimated using the binomial option pricing model and is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rate, exercise multiple, expected volatility and expected dividend yield. The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(z)	Income taxes

The Group accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Tax. Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carry forward periods, the Group’s experience with operating loss and tax credit carry forwards, if any, not expiring.

The Group applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in income tax expenses.

(aa)	Foreign currency

The Group’s reporting currency is US$. The functional currency of the Company’s subsidiaries in Chinese mainland is RMB. The functional currency of the Company and its subsidiaries in Hong Kong is US$. The functional currency of the entities incorporated in UK is GBP. The functional currency of the entities incorporated in Netherlands and Germany is Euro. The functional currencies of the other subsidiaries are their respective local currencies.

Transactions denominated in currencies other than the functional currency are re-measured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet dates. The resulted exchange differences are recorded as foreign currency exchange gains (losses), net in the consolidated statements of comprehensive loss.

The Group entities with functional currencies other than the US$ are translated from the functional currency into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet dates. Equity accounts other than deficit generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant periods. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income(loss) in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income/loss in the consolidated statements of changes in shareholders’ deficit.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(bb)	Concentration and risk

Concentration of customers and suppliers

The Group’s accounts receivables – related parties are mainly due from Geely Holding and its subsidiaries (collectively as “Geely Group”), representing 96.2% and 78.7% of the Group’s accounts receivable — related parties as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025, 2024 and 2023, Geely Group contributed US$30,710, US$33,620 and US$11,031 of the Group’s total revenues, respectively.

No third-party customer contributed more than 10.0% of the Group’s total revenues for years ended December 31, 2025, 2024 and 2023.

Accounts receivable balances with greater than 10.0% the Group’s accounts receivable balances as of December 31, 2025 and 2024 were as follows.

	As of December 31,
	2025	2024

	proportion of total accounts receivable balance
Geely Group	72.7%	37.7%

Suppliers contributed more than 10.0% of total purchases for the years ended December 31, 2025, 2024 and 2023 were as follows.

	Year Ended December 31,
	2025	2024	2023

	proportion of total costs and expenses
Geely Group	72.7%	64.4%	75.0%

Payable balances with greater than 10.0% the Group’s amounts due to suppliers as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025	2024

	proportion of total payables balance
Geely Group	67.5%	60.4%

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, cash equivalents and restricted cash, investment securities, accounts receivable, and loan receivables and other receivables included in prepayments and other current assets.

Majority of the Group’s cash at bank is held by third-party financial institutions located in Chinese mainland and UK which management believes are of high credit quality based on their credit ratings. To limit exposure to credit risk, the Group primarily places bank deposits with large financial institutions in Chinese mainland and UK with acceptable credit rating.

Accounts receivables are primarily derived from revenue earned from sales of sports cars and EV lifestyle models, parts, and service revenues. Accounts receivable, loan receivables and other receivables included in prepayments and other current assets are unsecured. The risk is mitigated by credit evaluations performed on them.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(cc)	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the accretions of redeemable convertible preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company’s redeemable convertible preferred shares are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. These participating securities are not included in the computation of basic loss per share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of the Company.

Diluted loss per share is calculated by dividing net loss attributable to the Company’s ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents include the ordinary shares issuable upon the exercise of the outstanding put option (using reversal treasury stock method), outstanding share options (using the treasury stock method), and the conversion of redeemable convertible preferred shares, mandatorily redeemable noncontrolling interest, warrants, exchangeable notes and convertible notes (using the as-if-converted method). Potential dilutive securities are not included in the calculation of diluted loss per share if the impact is anti-dilutive.

(dd)	Segment reporting

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s chief executive officer and management personnel do not segregate the Group’s business by product or service. Management has determined that the Group has one operating segment. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. The CODM evaluates performance for its single reportable segment based on total revenues, gross profit, operating expenses and the net income, which are the same as those presented on the consolidated statements of comprehensive loss. Significant segment expenses are the same as those presented in the consolidated statements of comprehensive loss.

Long-lived assets consist of property, equipment and software and operating lease right-of-use assets. The geographic information for long-lived assets as of December 31, 2025 and 2024 was as follows:

	As of December 31,
	2025	2024
	US$	US$

PRC	318,015	407,386
UK	11,889	31,127
European Union countries	15,832	21,963
Total	345,736	460,476

Revenues segment information is included in Note 22.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(ee)	Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, amending existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. The ASU is effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted and can be applied on either a prospective or retroactive basis. As the Group is an emerging growth company and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt ASU 2023-09 for the fiscal year ending December 31, 2026. The Group is currently evaluating the potential impact of ASU 2023-09 on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The intent of ASU 2024-03 is to improve financial statement disclosures regarding information about certain costs and expenses. Specifically, ASU 2024-03 requires the disaggregation of significant expenses within the income statement expense line items, including, but not limited to, purchases of inventory, employee compensation, depreciation, intangible asset amortization, and selling expenses, among others, as well as a qualitative description of the remaining amounts not separately disaggregated quantitatively. ASU 2024-03 is effective for annual fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments under ASU 2024-03 should be applied on a prospective basis, although retrospective application is permitted. The Group is currently evaluating the potential impact of ASU 2024-03 on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. The guidance is effective for annual fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Group is currently evaluating the impact of this new standard on its consolidated financial statements and disclosures

In December 2025, the FASB issued ASU No.2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides further guidance on accounting treatment for government grants. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods either prospectively or retrospectively. The Group is currently evaluating the potential impact of ASU 2025-10 on its consolidated financial statements and disclosures.

3.	ACCOUNTS RECEIVABLE - THIRD PARTIES, NET

Accounts receivable – third parties, net consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Accounts receivable-third parties	37,603	120,631
Less: Allowance for credit losses	(753)	(3,555)
Total	36,850	117,076

Provisions of allowance for credit losses recognized in general and administrative expenses were reversal of US$2,906 and accrual of US$3,219 and US$374 for the years ended December 31, 2025, 2024 and 2023, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

4.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Products available for sale	112,235	179,905
Goods in transit	7,589	7,763
Raw materials	1,506	828
Work-in-progress	31	86
Total	121,361	188,582

Inventories write-downs recognized in cost of revenues for the years ended December 31, 2025, 2024 and 2023 were US$8,752, US$25,902 and US$1,668, respectively.

Inventories of nil and US$1,243 were pledged for other short-term financing arrangements (Note 10) as of December 31, 2025 and 2024, respectively.

5.	PREPAYMENTS AND OTHER CURRENT ASSETS — THIRD PARTIES

Prepayments and other current assets — third parties consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Deductible VAT	46,287	34,523
Prepayments to third-party suppliers	16,554	20,903
Contract costs	2,569	3,492
Deposits	2,726	3,417
Interest receivable	4,721	5,130
Others	4,727	5,222
Less: Allowance for credit losses	(14)	(146)
Total	77,570	72,541

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

6.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Buildings and facilities	22,617	8,354
Machinery and R&D equipment	21,361	30,010
Molds and tooling	124,378	140,689
Motor vehicles	23,222	43,980
Office and electronic equipment	29,045	28,412
Purchased software	64,321	73,342
Leasehold improvements	31,201	47,467
Property, equipment and software	316,145	372,254
Less: Accumulated depreciation	(156,686)	(122,905)
Construction in progress (i)	67,432	67,098
Property, equipment and software, net	226,891	316,447

(i)Represents the capitalized expenditures on the construction of corporate buildings, leasehold improvements, molds, tooling and R&D equipment under construction.

Depreciation expenses on property, equipment and software were allocated to the following expense items:

	Year Ended December 31,
	2025	2024	2023
	US$	US$	US$
Cost of revenues	28,225	27,124	16,111
Research and development expenses	3,237	7,158	3,238
Selling and marketing expenses	7,753	22,984	18,350
General and administrative expenses	15,525	19,222	17,258
Total	54,740	76,488	54,957

Property, equipment and software of nil and US$370 were pledged for other short-term financing arrangements (Note 10) as of December 31, 2025 and 2024, respectively.

7.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Trademark licenses with indefinite useful lives	116,083	116,083
Others	392	417
Total	116,475	116,500

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

On November 4, 2021, the Group entered into trademark licenses agreements with a related party (“Trademark Licenses Agreements”), Group Lotus Limited, a wholly owned subsidiary of LGIL, which is ultimately controlled by the controlling shareholder of the Company. Pursuant to the Trademark Licenses Agreements, the Group received the “Lotus” trademark licenses for as long as the Group conducts the business in relation to lifestyle vehicles (excluding sports car). The Group intends to market and distribute its products under the “Lotus” brand indefinitely, and the trademark licenses are expected to contribute to cash flows indefinitely. The cost of renewal in each jurisdiction is different, and the Group believes the amount of renewal costs is insignificant relative to the future cash flows from sales of lifestyle vehicles under the “Lotus” brand. Therefore, the useful lives of the trademark licenses are considered to be indefinite. The trademark licenses were initially recognized at the amount of US$116,041 as of November 4, 2021, which is the same as the carrying amount from the perspective of the entity under common control with the value determined using the relief from royalty method.

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

The components of lease cost were as follows:

	Year ended December 31,
	2025	2024	2023
	US$	US$	US$
Operating lease cost	14,061	25,198	27,815
Short-term lease cost	15,058	10,020	4,288
Variable lease cost	—	—	141
Total	29,119	35,218	32,244

Certain leases have annual rent escalations based on subsequent year-to-year changes in the consumer price index (“CPI”). While operating lease liabilities are not remeasured as a result of changes to the CPI, the year-to-year changes to the CPI are treated as variable lease payments and recognized in the period in which they are incurred.

The above lease costs are recognized as cost of revenues, research and development expenses, selling and marketing expenses and general and administrative expenses.

Supplemental cash flows information related to leases was as follows:

	Year Ended December 31,
	2025	2024	2023
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from operating leases*	17,420	22,260	34,752
Right-of-use assets obtained in exchange for lease obligations
Operating leases	3,245	8,013	42,707

*For the years ended December 31, 2025, 2024 and 2023, this amount includes prepayments for land use rights of nil, nil and US$10,900, respectively, with lease terms of 40 years to 50 years.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2025	2024
	US$	US$
Operating Leases
Operating lease right-of-use assets	118,845	144,029
Operating lease liabilities, current
− Operating lease liabilities-third parties	11,598	14,094
− Operating lease liabilities-related parties*	1,636	1,028
Operating lease liabilities, non-current
− Operating lease liabilities-third parties	57,576	68,331
− Operating lease liabilities-related parties	3,105	10,729
Total operating lease liabilities	73,915	94,182

*This item is included in accrued expenses and other current liabilities – related parties in the consolidated balance sheets as of December 31, 2025 and 2024, respectively.

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, were as follows:

	Year ended December 31,
	2025	2024	2023
Weighted-average remaining lease term
Operating leases	6.32 years	7.33 years	8.01 years
Weighted-average discount rate
Operating leases	6.27%	6.80%	6.60%

Because the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

Maturities of operating lease liabilities were as follows:

As of
December 31, 2025
US$
2026	15,876
2027	15,666
2028	14,486
2029	11,617
2030	11,278
Thereafter	19,350
Total undiscounted lease payments	88,273
Less: imputed interest	(14,358)
Total lease liabilities	73,915

As of December 31, 2025, the Group had future minimum lease payments for non-cancelable short-term operating leases of US$426.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

9.	OTHER NON-CURRENT ASSETS – THIRD PARTIES

Other non-current assets consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Deposits for long-term operating leases	2,030	2,557
Prepayments for purchases of property, equipment and software	10,612	8,899
Deductible VAT	65,149	54,951
Others	617	602
Total	78,408	67,009

10.	BORROWINGS

The Group’s borrowings consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Short-term borrowings:
Borrowings from banks (i)	479,419	601,165
Borrowings from related parties (Note 26(vii))	784,288	199,570
Other short-term financing arrangements (Note 4)	—	1,784
Total	1,263,707	802,519
Long-term borrowings:
Borrowings from bank (ii)	98,254	—
(i)During the year ended December 31, 2025, the Group borrowed loans due within one year or less with aggregated principal amounts of US$587,785 from banks in Chinese mainland, bearing an interest rate of one-year loan prime rate published by China Foreign Exchange Trade System (“LPR”) at the date of utilization plus 0.40% to 0.75% per annum. The interests shall be repaid quarterly or upon maturity.

During the year ended December 31, 2024, the Group borrowed loans due within one year or less with aggregated principal amounts of US$644,914 from banks in Chinese mainland, bearing an interest rate of one-year LPR at the date of utilization plus 0.30% to 3.50% per annum. The interests shall be repaid quarterly or monthly.

(ii)During the year ended December 31, 2025, the Group borrowed a two-year long-term loan with aggregated principal amounts of US$98,153, bearing an interest rate of 2.4% per annum from a bank in Chinese mainland, which was pledged with a long-term restricted cash of US$98,960. As of December 31, 2025, US$84,765 and US$13,489 are due in August 2027 and December 2027, respectively. The interest shall be repaid quarterly.
(iii)The weighted average interest rate on short-term borrowings outstanding as of December 31, 2025 and 2024 is 4.65% and 4.32%, respectively.

As of December 31, 2025 and 2024, the Group had a total line of credit in the amount of US$347,143 and US$916,748, of which the unused portion was US$82,091 and US$241,918, respectively.

As of December 31, 2025 and 2024, certain of the Group’s borrowings were pledged with restricted cash of US$387,185 and US$368,382, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES — THIRD PARTIES

Accrued expenses and other current liabilities — third parties consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Accrued salaries and benefits	55,135	60,450
Payables for R&D expenses	30,124	50,176
Payables for marketing events	49,781	84,423
Payables for purchase of property, equipment and software	24,534	68,238
Advance from customers	3,881	3,624
Deposits from third parties suppliers	9,950	22,615
VAT and other taxes payables	11,782	27,649
Payables for service fees	31,754	50,470
Others	34,420	22,146
Total	251,361	389,791

12.	WARRANT LIABILITIES

The following table shows the movement of warrant liabilities:

	Year Ended December 31,
	2025	2024
	US$	US$
Balance at beginning of the year	3,340	—
Issuance of warrant liabilities	—	12,141
Conversion to ordinary shares	—	(275)
Changes in fair values	(2,540)	(8,526)
Balance at end of the year	800	3,340

As stated in Note 1(b), 9,550,246 Public Warrants were issued to the then public shareholders of LCAA in exchange for the warrants held by public shareholders of LCAA, and 5,486,784 Sponsor Warrants were issued to the Sponsor in exchange for warrants held by the Sponsor.

Given the Public Warrants are publicly traded on Nasdaq, the liability is measured at fair value using observable inputs and categorized in Level 1 of the fair value hierarchy, while the Sponsor Warrants liability is measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The Binomial Option Pricing Model is used for estimating the fair value of the Sponsor Warrants as of December 31, 2024, using the following assumptions: i) risk-free interest rate of 4.33%, ii) expected dividend rate of 0.00%, iii) expected term of 4.14 years, iv) expected volatility of 39.76%, and v) spot price of US$3.61. As of December 31, 2025, the management determined fair value of Public Warrants and Sponsor Warrants were approximate, and used fair value of Public Warrants to estimate fair value of Sponsor Warrants.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

13.	MERITZ INVESTMENT

On February 22, 2024, the Company issued 50,000,000 ordinary shares to Meritz (“Meritz Subscription Shares”) at an aggregate subscription price equal to US$500,000 (“Meritz Investment”). Pursuant to the Meritz subscription agreement (“Meritz Subscription Agreement”), the Company deposited into a restricted securities account consisting of: (i) certain U.S. treasury bonds with an aggregate outstanding principal amount of US$325,000 at fair value of US$312,616 on February 26, 2024, and (ii) certain U.S. treasury bills with an aggregate outstanding principal amount of US$189,613 at fair value of US$187,384 on February 26, 2024. During the year ended December 31, 2024, following the effectiveness of registration statement (F-1) on May 23, 2024, the Company withdrew U.S. treasury bonds and/or U.S. treasury bills with outstanding principal amount of US$189,613 at cash receipt of US$189,630. During the year ended December 31, 2025, following the share buyback agreement entered into on August 27, 2025, the Company redeemed the remaining U.S. treasury bonds and/or U.S. treasury bills with outstanding principal amount of US$326,891, receiving cash proceeds of US$326,891.

On October 15, 2024, Yin Qing Holdings Limited, which is wholly owned by Mr. Qingfeng Feng, the CEO and director of the Company, pledged all of its rights and interests in 7,000,000 Company’s ordinary shares (“Pledged Shares”) in favor of Meritz, served as security for the Company’s full and timely fulfillment of its obligation under the Meritz Subscription Agreement.

On March 28, 2025, the Company entered into an amended and restated share buyback agreement (the “A&R SBA”) with Meritz to amend and restate in its entirety a share buyback agreement dated November 29, 2024 previously entered between the Company and Meritz. Pursuant to the A&R SBA, Meritz agrees to sell, and the Company agrees to repurchase 17,500,000 ADSs (“Share Buyback Transaction”) and the default interest, with cumulative accrued amount of US$22,261 as of March 28, 2025, stopped accruing since March 28, 2025.

Upon the completion of the Share Buyback Transaction (the “Closing”), certain provisions under the subscription agreement terminated, including: (i) the obligation for the Company to maintain US$175,000 of unrestricted cash as of the last date of each fiscal quarter; (ii) the Company’s call option to acquire certain Meritz shares at US$14.00 per share if the closing price of the ADSs for a five-trading-day period exceeds US$14.00; and (iii) the Company’s obligation to deposit additional cash as collateral in the restricted cash account to secure its obligations due to changes in the closing price of the ADSs. After the Closing, Meritz has the option to sell all or part of the remaining 32,500,000 ordinary shares to the Company upon the third anniversary of the closing of the Meritz Investment.

Pursuant to the A&R SBA, the Company agreed to complete the full payment of a deposit of US$150,938 (“SBA Deposit”) to Meritz on or before April 30, 2025 and the remaining repurchase price (an amount that provides Meritz with a 12.5% annualized interest rate on US$48,109, calculated for the period between March 28, 2025 and the date of Closing), together with any accrued default interest (to the extent not waived by Meritz in accordance with the A&R SBA), at the Closing to take place on or before September 30, 2025. Closing is subject to customary closing conditions. In the event that the SBA Deposit is not paid on or before April 30, 2025 or the Closing does not take place on or prior to September 30, 2025 (except due to Meritz’s failure to satisfy certain closing conditions, provided that the Company is not in breach of any representation or warranty, covenant or other agreement and is otherwise ready, willing and able to consummate the Closing), (i) an event of default will be deemed to occur under the subscription agreement; (ii) to the extent that the event of default occurs on September 30, 2025, Meritz shall transfer 12,689,058 ADSs to Lotus EV Limited, the Company’s subsidiary. Lotus EV Limited shall pledge such shares to Meritz, and such pledged ADSs will become immediately enforceable and shall be enforced by Meritz; (iii) Meritz shall enforce the security under the Subscription Agreement; (iv) Meritz shall enforce the Pledged Shares in favor of Meritz; and (v) Meritz will have the right to terminate the A&R SBA. The aforementioned SBA Deposit was fully settled on April 30, 2025.

On July 31, 2025, the remaining repurchase price of US$50,090 was fully paid by the Company, and all default interest was waived in accordance with the A&R SBA. On August 4, 2025, 17,500,000 ADSs were transferred from Meritz to the Company. On August 5, 2025, the Pledged Shares were fully released.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

On August 27, 2025, the Company entered into a new share buyback agreement with Meritz pursuant to which Meritz agreed to sell, and the Company agreed to repurchase 32,500,000 ADSs of the Company for an aggregate purchase price of US$387,366 plus additional depositary fee of US$1,000. On September 5, 2025, purchase price and additional depositary fee was fully paid by the Company and the transaction was closed. Upon closing, Meritz Subscription Agreement and A&R SBA, including all obligations of the Company thereunder, were terminated and of no further force or effect.

Accounting for the Meritz Investment

At initial recognition, the Meritz put option liability is determined to be a freestanding financial instrument that is accounted for as a liability in the scope of ASC Topic 480, Distinguishing Liabilities from Equity, because the put options embody an obligation to repurchase equity shares by transferring assets. The Company initially measured the Meritz put option liability at fair value and subsequently remeasured to fair value with changes in fair value of recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk”.

Since the Share Buyback Agreement is entered into separately and apart from the issuance of the underlying 17,500,000 Meritz Subscription Shares, the Share Buyback Agreement is a freestanding financial instrument. The share buyback obligation is unconditional and requires the Company to repurchase a fixed number of its own equity shares for cash. Accordingly, the Company accounts for the share buyback obligation as a physically settled forward purchase contract in the scope of ASC Topic 480. On April 30, 2025, the Company paid the remaining SBA Deposit of US$74,469, which can be used to settle the repurchase obligation. On September 5, 2025, all of 50,000,000 ADSs under Meritz Investment were fully repurchased. The repurchased ordinary shares were accounted for using the cost method and recorded as treasury stock as a component of the shareholders’ deficit.

Since the Meritz Put Option was triggered as of December 31, 2024, the put option liabilities of US$309,115 was classified as current liabilities in the consolidated balance sheet as of December 31, 2024. The fair value of the put option liability as of December 31, 2024 was estimated using the scenario-weighted average method with binomial model, with the following assumptions: i) risk‑free interest rate of 4.25%, ii) expected volatility of 55.07%, iii) expected dividend yield of 0.00%, and iv) remaining term of 2.14 years.

The movement of Meritz put option during the years ended December 31, 2025 and 2024 consisted of the following:

	Year Ended December 31,
	2025	2024
	US$	US$
Balance at beginning of the year	309,115	—
Issuance of put options	—	130,082
Change in fair values	8,726	299,593
Repurchased and recorded as treasury stock	70,525	—
Transfer to share buyback forward liabilities	—	(120,560)
Settlement of put options	(388,366)	—
Balance at end of the year	—	309,115
Including:
- Current portion	—	309,115
- Non-current portion	—	—

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

14.	EXCHANGEABLE NOTES

		Lightning
	WFOE	Speed	Kingway
	Exchangeable	Exchangeable	Exchangeable
	Notes	Notes	Notes	Total
	US$	US$	US$	US$
Balance as of January 1, 2023	355,320	71,792	—	427,112
Issuance of exchangeable notes	27,883	—	—	27,883
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	737	3,711	—	4,448
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	272	1,398	—	1,670
Foreign currency translation adjustment	(5,574)	(1,223)	—	(6,797)
Balance as of December 31, 2023	378,638	75,678	—	454,316
Issuance of exchangeable notes	—	—	28,541	28,541
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	(11,509)	2,606	918	(7,985)
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	—	(1,996)	(905)	(2,901)
Settlements	(365,994)	—	—	(365,994)
Foreign currency translation adjustment	(1,135)	(1,124)	(719)	(2,978)
Balance as of December 31, 2024	—	75,164	27,835	102,999
Issuance of exchangeable notes	—	—	27,842	27,842
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	—	826	(75)	751
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	—	(4,584)	(1,014)	(5,598)
Foreign currency translation adjustment	—	1,640	1,218	2,858
Balance as of December 31, 2025	—	73,046	55,806	128,852
Including:
– Current portion	—	—	—	—
– Non-current portion	—	73,046	55,806	128,852

WFOE Exchangeable Notes

In September 2021, the Company’s subsidiary, WFOE, entered into an exchangeable note agreement with an investor. Pursuant to the agreement, WFOE is entitled to issue, from time to time, exchangeable notes (the “WFOE Exchangeable Notes”) to obtain financing from the investor (the “WFOE Exchangeable Notes Holder”) up to RMB3,000,000 with coupon rate of 3% per annum. Each tranche of WFOE Exchangeable Notes was scheduled to mature on the one-year anniversary date of issuance. The repayments of the WFOE Exchangeable Notes were guaranteed by Founders Onshore Vehicle.

As mentioned in Note 1(b), upon the consummation of Business Combination, following the settlement of the outstanding principal amount of the WFOE Exchangeable Notes of US$365,994 to WFOE Exchangeable Notes Holder, the Company issued 36,597,038 ordinary shares to WFOE Exchangeable Notes Holder at a total consideration of US$361,262.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Lightning Speed Exchangeable Notes

In December 2022, the Company’s subsidiary, Hangzhou Lightning Speed Technology Co., Ltd. (“Lightning Speed”) issued the first tranche of exchangeable notes (the “Lightning Speed Exchangeable Notes”) with the principal amount of RMB500,000 to an investor (the “Lightning Speed Exchangeable Notes Holder”). Each tranche of Lightning Speed Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance and bearing a simple interest rate of LPR. With the consent of the Lightning Speed Exchangeable Notes Holder, Lightning Speed can extend the term of each tranche of Lightning Speed Exchangeable Notes twice, but each extension shall not exceed one year. During the extension period, the interest on the outstanding principal of the Lightning Speed Exchangeable Notes is calculated at the simple interest rate of 110% of LPR. All interests shall be paid at maturity.

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

The Lightning Speed Exchangeable Notes Holder is entitled to request Lightning Speed to repay all outstanding principal and interests at maturity or if there is any occurrence of events of default by Lightning Speed. During the years ended December 31, 2025, 2024 and 2023, no default event was occurred.

Kingway Exchangeable Note

On September 29, 2024, the Company’s subsidiary, Hangzhou Kingway Technology Co., Ltd. (“Kingway”) entered into an exchangeable note agreement with an investor. Pursuant to the agreement, Kingway is entitled to issue exchangeable note (the “Kingway Exchangeable Notes”) of RMB600,000 to obtain financing from the investor (the “Kingway Exchangeable Notes Holder”). The repayments of the Kingway Exchangeable Notes were guaranteed by the ultimate shareholders of Kingway in Chinese mainland, i.e., Wuhan Lotus Technology Co., Ltd., a wholly owned subsidiary of the Company. Each tranche of Kingway Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance and bearing a simple interest rate of LPR.

In September 2024, January 2025 and April 2025, Kingway issued exchangeable notes with the principal amount of US$28,541 (equivalent to RMB200,000), US$13,910 (equivalent to RMB100,000) and US$13,932 (equivalent to RMB100,000) to Kingway Exchangeable Notes Holder, respectively.

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

The Kingway Exchangeable Notes Holder is entitled to request Kingway to repay all outstanding principal and interests at maturity or if there is any occurrence of events of default by Kingway. During the years ended December 31, 2025 and 2024, no default event was occurred.

Accounting of Exchangeable Notes

The Group elected the fair value option to account for the WFOE Exchangeable Notes, the Lightning Speed Exchangeable Notes and the Kingway Exchangeable Notes (“the Exchangeable Notes”), including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transactions. The Exchangeable Notes were recognized at fair value at the issuance date and are measured subsequently at fair value. The changes in fair values due to the instrument-specific credit risk were charged to other comprehensive income (loss) and reclassified to profit or loss upon disposal. All other changes in fair values were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated statements of comprehensive loss.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Group adopted a scenario-weighted average method to estimate the fair value of the Exchangeable Notes, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of the Exchangeable Notes were estimated with the following key assumptions used:

	As of December 31, 2025		As of December 31, 2024
	Lightning Speed	Kingway	Lightning Speed	Kingway
	Exchangeable	Exchangeable	Exchangeable	Exchangeable
	Notes	Notes	Notes	Notes
Risk‑free interest rates	1.34%-1.36%	1.48%-1.54%	1.08%~1.14%	1.02%~1.39%
Probability of conversion	50%	75%	75.00%	75.00%
Bond yields	13.41%	12.97%-13.95%	6.32%	7.89%

15.	CONVERTIBLE NOTES

	Subsidiary	2023	2024	2025	ATW
	Convertible Note	Convertible Notes	Convertible Notes	Convertible Notes	Convertible Note	Total
	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2023	76,770	—	—	—	—	76,770
Issuance of convertible notes	—	25,297	—	—	—	25,297
Partial redemption of convertible notes	—	(5,648)	—	—	—	(5,648)
Interest paid	(3,072)	—	—	—	—	(3,072)
Changes in fair values of convertible notes, excluding impact of instrument-specific credit risk	2,376	616	—	—	—	2,992
Changes in fair values of convertible notes due to the instrument-specific credit risk	6,951	12	—	—	—	6,963
Foreign currency translation adjustment	(1,390)	—	—	—	—	(1,390)
Balance as of December 31, 2023	81,635	20,277	—	—	—	101,912
Issuance of convertible notes	—	9,500	109,784	—	—	119,284
Interest paid	(5,357)	—	—	—	—	(5,357)
Changes in fair values of convertible notes, excluding impact of instrument-specific credit risk	7,905	337	5,790	—	—	14,032
Changes in fair values of convertible notes due to the instrument-specific credit risk	(8,789)	—	(1,664)	—	—	(10,453)
Conversion to ordinary shares	—	(30,114)	—	—	—	(30,114)
Foreign currency translation adjustment	(1,148)	—	—	—	—	(1,148)
Balance as of December 31, 2024	74,246	—	113,910	—	—	188,156
Issuance of convertible notes	—	—	—	189,263	10,000	199,263
Changes in fair values of convertible notes, excluding impact of instrument-specific credit risk	1,778	—	5,948	14,115	1,789	23,630
Changes in fair values of convertible notes due to the instrument-specific credit risk	(10,225)	—	(595)	—	283	(10,537)
Repayment	—	—	(119,263)	—	—	(119,263)
Conversion to ordinary shares	—	—	—	—	(1,210)	(1,210)
Interest paid	(4,802)	—	—	—	(75)	(4,877)
Foreign currency translation adjustment	1,442	—	—	—	—	1,442
Balance as of December 31, 2025	62,439	—	—	203,378	10,787	276,604
Including:
– Current portion	—	—	—	126,203	—	126,203
– Non-current portion	62,439	—	—	77,175	10,787	150,401

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Subsidiary Convertible Note

In June 2022, the Company’s subsidiary, Ningbo Robotics, issued a seven-year convertible note (the “Subsidiary Convertible Note”) with the principal amount of RMB500,000 to an investor (the “Subsidiary Convertible Note Holder”). The Subsidiary Convertible Note Holder is entitled to receive annual interest equal to the outstanding principal multiplied by the latest five-year LPR plus 79.8% per annum, i.e., LPR*(1+79.8%) (“interest rate”) on June 30 every year until the expiration of the Subsidiary Convertible Note.

The Subsidiary Convertible Note Holder has the right to convert the Subsidiary Convertible Note to the subsidiary’s equity within 7 years from the issuance date (i.e., convertible before June 8, 2029), if the agreed financial performance of Ningbo Robotics achieved. All outstanding interest shall be paid in cash immediately before the conversion. The conversion price is RMB135 per ordinary share of Ningbo Robotics (1 paid in capital equal to 1 share), subject to anti-dilution adjustment. Ningbo Lotus, the immediate parent company of Ningbo Robotics, shall redeem all outstanding principal amount of Subsidiary Convertible Note at maturity (i.e., June 8, 2029).

Accounting of Subsidiary Convertible Note

The Group elected the fair value option for the Subsidiary Convertible Note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Subsidiary Convertible Note was recognized at fair value at the issuance date and is measured subsequently at fair value. The changes in fair values due to the instrument-specific credit risk were charged to other comprehensive income (loss) and all other changes in fair values were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated statements of comprehensive loss.

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

The fair value of the Subsidiary Convertible Note as of December 31, 2025 and 2024 was estimated with the following key assumptions used:

	As of December 31,
	2025	2024
Risk-free interest rates	1.38%	1.30%
Probability of conversion	10.00%	10.00%
Bond yields	14.05%-14.51%	6.69%-7.74%

2023 Convertible Notes

During the year ended December 31, 2023, the Company issued following convertible notes (“2023 Convertible Notes”).

i)

During the year ended December 31, 2023, the Company entered into convertible note purchase agreements with the certain investors (“Convertible Note Purchase Agreements”), pursuant to which the Company issued US$23,500 aggregate principal amount of unsecured convertible notes (the “Pre-IPO Notes”) with maturing one year from the issuance. As of December 31, 2023, the Pre-IPO Notes of US$14,000 was issued. In January 2024, the Company issued the remaining principal amount of US$9,500 to one of the investors of Pre-IPO Notes.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

ii)

On April 28, 2023, the Company entered into a convertible note purchase agreement with Momenta Global Limited, pursuant to which the Company issued a convertible note for a purchase price equal to US$ equivalent of RMB80,000 as calculated based on the US$/RMB central parity rate set by the People’s Bank of China as of the issue date (the “Momenta Note”) with maturing one year from the issuance.

As mentioned in Note 1(b), 2,433,912 ordinary shares were issued to a number of Pre-IPO Notes investors pursuant to the conversion of Pre-IPO Notes, including both principal and interest, and 577,456 ordinary shares were issued to Momenta Global Limited pursuant to the conversion of Momenta Note, including both principal and interest, upon the consummation of the Merger Transaction.

The Group elected the fair value option for 2023 Convertible Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction.

2024 Convertible Notes

On June 24 and June 25, 2024, the Company entered into short-term unsecured convertible notes (“2024 Convertible Notes”) agreement with a related party, Geely International (Hong Kong) Limited (“Geely HK” or “2024 Convertible Notes Holder”) and issued convertibles notes with principal amounts of US$54,904 and US$54,880, respectively, that will both be due on June 22, 2025. The 2024 Convertible Notes Holder is entitled to receive interest at coupon rate of Secured Overnight Financing Rate published on the New York Federal Reserve website (“SOFR”) plus 3.35% per annum. The 2024 Convertible Notes Holder has the right, at its option, to convert all or any portion of the notes, to the Company’s fully paid ordinary shares at any time during the conversion period. The conversion price equals to the volume-weighted average of the last reported sale price of the Company’s ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date, subject to adjustment.

In June 2025, the 2024 Convertible Notes were fully repaid. Upon the repayment, the accumulated recognized other comprehensive loss relating to fair value changes due to instrument-specific credit risk of US$2,259 was reclassified to changes in fair values of liabilities, excluding impact of instrument-specific credit risk in the consolidated statement of comprehensive loss for the year ended December 31, 2025.

2025 Convertible Notes

On February 28 and June 20, 2025, the Company entered into unsecured convertible notes (“2025 Convertible Notes”) agreements with a related party, Geely HK (“2025 Convertible Notes Holder”) and issued convertibles notes with principal amounts of US$70,000 and US$119,263. The 2025 Convertible Notes were issued on April 28 and June 20, 2025, respectively, and will be due on April 28, 2027 and June 18, 2026, respectively. The 2025 Convertible Notes Holder is entitled to receive interest at coupon rate of SOFR plus 3.35% per annum. The 2025 Convertible Notes Holder has the right, at its option, to convert all or any portion of the notes, to the Company’s fully paid ordinary shares at any time during the conversion period. The conversion price equals to the volume-weighted average of the last reported sale price of the Company’s ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date, subject to adjustment. In addition, in connection with 2025 Convertible Notes issued on April 28, 2025, 2025 Convertible Notes Holder entered into equity pledge agreements with Ningbo Lotus, a wholly-owned subsidiary of the Company, pursuant to which Ningbo Lotus agreed to pledge to the 2025 Convertible Notes Holder 50% equity interests held by Ningbo Lotus in Ningbo Robotics.

Accounting of 2024 and 2025 Convertible Notes

The Group elected the fair value option to account for the 2024 and 2025 Convertible Note (the “Convertible Notes”), including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Convertible Notes were recognized at fair value at the issuance date and is measured subsequently at fair value. The changes in fair values due to the instrument-specific credit risk were charged to other comprehensive income (loss) and reclassified to profit or loss upon termination of related convertible notes. All other changes in fair values were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated statements of comprehensive loss.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Group adopted a binomial option-pricing model to estimate the fair value of the Convertible Notes, based on assumptions related to risk-free interest rate, expected volatility and bond yield. On each node of the binomial lattice, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair value of the 2025 Convertible Notes as of December 31, 2025 and the fair value of the 2024 Convertible Notes as of December 31, 2024 was estimated with the following key assumptions used:

	As of December 31,
	2025	2024
	2025	2024
	Convertible Notes	Convertible Notes
Risk‑free interest rate	3.45%-3.57%	4.25%
Volatilities	43.57%-54.49%	56.70%
Bond yield	16.89%-17.03%	10.12%

ATW Convertible Note

On August 19, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with ATW Partners, pursuant to which the Company agreed to issue and sell convertible notes for up to an aggregate principal amount of US$300,000 (the “ATW Notes”). Pursuant to the Securities Purchase Agreement, the Company issued an ATW Note in the original principal amount of US$10,000 on August 19, 2025.

Each of ATW Notes bears interest at a rate of SOFR plus 6.75% per annum. If certain equity conditions are satisfied, the Company is entitled to settle a portion of interest, i.e. 4.25% per annum, either in cash or in ADSs. Interest is payable in arrears on the first calendar day of each calendar quarter, beginning October 1, 2025. Unless earlier converted or redeemed, the ATW Notes will mature on the two-year anniversary of their respective issuance dates, subject to extension at the option of the holders in certain circumstances as provided in the ATW Notes.

Each holder of ATW Notes may convert all, or any part, of the outstanding principal of the ATW Notes, together with accrued and unpaid interest, and any late charges thereon, at any time, at such holder’s option, into the Company’s ordinary shares represented by ADSs at a conversion price that is initially set at US$2.19 per ADS or ordinary share, subject to adjustment including for anti-dilution events and proportional adjustment upon the occurrence of any share split or subdivision, share dividend, share consolidation or combination and/or similar transactions, recapitalization or similar event.

Accounting of ATW Note

The Group elected the fair value option to account for the ATW Note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The ATW Note was recognized at fair value at the issuance date and is measured subsequently at fair value. The changes in fair values due to the instrument-specific credit risk were charged to other comprehensive income (loss) and reclassified to profit or loss upon termination of related convertible notes. All other changes in fair values were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated statements of comprehensive loss.

The Group adopted a binomial option-pricing model to estimate the fair value of the ATW Note, based on assumptions related to risk-free interest rate, expected volatility and bond yield. On each node of the binomial lattice, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair value of the ATW Note as of December 31, 2025 was estimated with the following key assumptions used:

As of December 31, 2025

Risk‑free interest rate	3.47%
Volatilities	54.73%
Bond yield	16.83%

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

16.	DEFERRED INCOME

Asset-related
subsidy
US$
Balance as of January 1, 2023	258,450
Subsidy received during the year	16,345
Foreign currency translation adjustment	(4,698)
Balance as of December 31, 2023	270,097
Subsidy received during the year	28,135
Recognized as other operating income during the year	(25)
Foreign currency translation adjustment	(4,284)
Balance as of December 31, 2024	293,923
Subsidy received during the year	11,331
Recognized as other operating income during the year	(60)
Foreign currency translation adjustment	6,718
Balance as of December 31, 2025	311,912

During the years ended December 31, 2025, 2024 and 2023, the Group received specific subsidies of US$11,331, US$28,135 and US$16,345 for compensating the expenditures on the construction of the Group’s corporate buildings and plant (“asset-related subsidy”), respectively.

The Group received government grants of US$5,114, US$8,613 and US$4,077 with no future related costs required during the years ended December 31, 2025, 2024 and 2023, which were directly recognized as other operating income in the consolidated statements of comprehensive loss for the years ended December 31, 2025, 2024 and 2023, respectively.

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

The Company’s activities with respect to the redeemable convertible preferred shares are as below:

	Series Pre-A		Series A
	Preferred Shares		Preferred Shares		Total
	Shares	US$	Shares	US$	Shares	US$
Balance as of January 1, 2023	40,885,006	177,284	27,343,520	191,125	68,228,526	368,409
Accretion of redeemable convertible preferred shares	—	7,225	—	7,896	—	15,121
Balance as of December 31, 2023	40,885,006	184,509	27,343,520	199,021	68,228,526	383,530
Accretion of redeemable convertible preferred shares	—	1,385	—	1,594	—	2,979
Conversion to ordinary shares	(40,885,006)	(185,894)	(27,343,520)	(200,615)	(68,228,526)	(386,509)
Balance as of December 31, 2024	—	—	—	—	—	—

Series Pre-A Preferred Shares

From February to July 2022, the Company issued 35,552,179 Series Pre-A redeemable convertible preferred shares (“Series Pre-A Preferred Shares”) to two entities designated by an investor (“Pre-A Investor A”) for an aggregated consideration of US$153,126.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Series A Preferred Shares

From October to December 2022, the Company issued 27,343,520 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) to several investors for an aggregated consideration of US$187,734.

Accounting of Redeemable Convertible Preferred Shares

The Company classified the redeemable convertible preferred shares as mezzanine equity in the consolidated balance sheets as they were contingently redeemable upon the occurrence of certain events outside of the Company’s control. The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of redeemable convertible preferred shares to their maximum redemption amount at the end of each reporting period, as if it were also the redemption date for redeemable convertible preferred shares.

As mentioned in Note 1(b), all the redeemable convertible preferred shares of the Company that were issued and outstanding were converted to 68,228,526 ordinary shares of the Company upon the consummation of Business Combination.

18.	OTHER NON-CURRENT LIABILITIES – THIRD PARTIES

Other non-current liabilities – third parties consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Deposits from third parties	18,442	17,438
Conditional and refundable government grants (i)	77,624	76,019
Warranty provision	28,938	21,313
Total	125,004	114,770
(i)The Group was awarded grants from governments and conditional on the operation performance and tax contribution in certain specified regions in the next few years. The government grants have been received and recognized as other non-current liabilities, which will be released to other operating income in the consolidated statements of comprehensive loss when the conditions attached for operation performance and tax contribution are satisfied. As of December 31, 2025, the Group estimated that the conditions attached for operation performance and tax contribution would be not probable to be satisfied, thus the Group classified these liabilities as other non-current liabilities.

19.	SHAREHOLDERS’ DEFICIT

Ordinary shares

As mentioned in Note 17, on March 18, 2022, an ordinary shareholder of the Company, sold its 5,332,827 ordinary shares at US$4.43 per share to Pre-A Investor B with a cash consideration of US$23,650. The Company considered the redesignation, in substance, was effectively a repurchase and retirement of the ordinary shares and simultaneously an issuance of Series Pre-A Preferred Shares.

As mentioned in Note 1(b), following the Merger Transaction, the Company’s Articles were amended. As such, the shares and corresponding capital amounts and loss per share prior to the Merger Transaction have been retroactively adjusted. The new authorized shares of the Company is US$50 divided into 5,000,000,000 shares comprising of ordinary shares with par value of US$0.00001 each.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

On August 23, 2024, the Company issued 16,000,000 ordinary shares to Deutsche Bank Trust Company Americas, which is reserved for future issuances upon the exercise or vesting of share options granted under the 2022 Share Incentive Plan. As of December 31, 2024 and 2025, 110,300 shares were issued to employees under the 2022 Share Incentive Plan.

On September 16, 2024, the Company entered into a security purchase agreement (“Purchase Agreement”) with Westwood, pursuant to which, Westwood committed to purchase, subject to certain conditions, up to US$350,000 of ADSs during a commitment period of approximately 36 months. As consideration for Westwood’s irrevocable commitment to purchase ADSs upon the terms of and subject to satisfaction of the conditions set forth in the Purchase Agreement, the Company issued 700,000 ordinary shares with fair value of US$3,500 to Westwood on September 19, 2024, which was recognized in general and administrative expenses for the year ended December 31, 2024. In addition, the Company issued 649,000 and 202,500 ordinary shares to Westwood with a total consideration of US $1,301 and US$807 during the years ended December 31, 2025 and 2024, respectively.

On December 23, 2025, the Company entered into a share subscription agreement with ECARX, pursuant to which ECARX agreed to subscribe for and purchase a total of 16,788,321 newly issued ordinary shares from the Company at a price of US$1.37 per ordinary share for a total purchase price of US$23 million through a private placement. On December 29, 2025, the initial tranche of US$17 million was settled and 12,408,759 ordinary shares were issued. The second tranche of remaining US$6 million was settled on January 19, 2026 and 4,379,562 ordinary shares were issued. The ordinary shares purchased by ECARX is subject to a six-month lock-up period with certain customary exceptions.

As of December 31, 2025, the number of ordinary shares issued and outstanding was 707,196,733 and 640,672,331, respectively. As of December 31, 2024, the number of ordinary shares issued and outstanding was 694,134,038 and 676,826,794, respectively.

Treasury stock

As mentioned in Note 13, on September 5, 2025, all of 50,000,000 ADSs under Meritz Investment were fully repurchased by the Company. The repurchased ordinary shares were accounted for using the cost method and recorded as treasury stock as a component of the shareholders’ deficit. During the year ended December 31, 2025, a total of 782,842 repurchased ordinary shares were reissued for conversion of convertible notes. As of December 31, 2025, the number of treasury stock was 49,217,158.

20.	INCOME TAX
a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Chinese mainland

The Group’s PRC subsidiaries and former consolidated VIEs are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

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

Other Countries

The maximum applicable income tax rates of other countries where the Company’s subsidiaries having significant operations for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year ended December 31,
	2025	2024	2023
UK	25%	25%	25%
Netherlands	25.8%	25.8%	25.8%

The components of loss before income taxes and share of results of equity method investments for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year ended December 31,
	2025	2024	2023
	US$	US$	US$
Chinese mainland	(325,751)	(542,211)	(513,768)
UK	(36,680)	(197,586)	(166,174)
Netherlands	(50,797)	(69,870)	(46,774)
Others	(37,035)	(295,439)	(21,378)
Total	(450,263)	(1,105,106)	(748,094)

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The current and deferred portion of income tax expense for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year ended December 31,
	2025	2024	2023
	US$	US$	US$
Current income tax expense	15,259	2,012	1,113
Deferred income tax expense	687	—	—
Total income tax expense	15,946	2,012	1,113

The income tax expense reported in the consolidated statements of comprehensive loss for the years ended December 31, 2025, 2024 and 2023 differs from the amount computed by applying the PRC income tax rate of 25% to loss before income taxes due to the following:

	Year ended December 31,
	2025	2024	2023
	US$	US$	US$
Computed expected income tax benefit at the PRC statutory tax rate of 25%	(112,069)	(276,319)	(187,286)
Effect on tax rates in different tax jurisdiction	22,858	75,134	824
Preferential tax rate impact	(1,322)	(399)	(423)
Tax effect of non-deductible expenses and tax-free income	116,342	4,457	3,137
Tax effect of R&D expenses additional deduction	(44,392)	(13,025)	(17,732)
Change in valuation allowance	33,523	212,302	202,586
Others	1,006	(138)	7
Income tax expense	15,946	2,012	1,113

b)   Deferred income taxes

The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) balances as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025	2024
	US$	US$
Deferred tax assets:
Net operating losses carryforwards	392,449	344,269
Deferral of tax deduction of R&D expenses	286,520	319,768
Accrued expenses	40,633	37,460
Operating lease liabilities	18,479	24,437
Others	37,949	27,843
Total gross deferred tax assets	776,030	753,777
Valuation allowance on deferred tax assets	(632,645)	(585,820)
Deferred tax assets, net of valuation allowance	143,385	167,957
Deferred tax liabilities:
Government grants	(113,142)	(132,061)
Operating lease right-of-use assets	(28,981)	(34,193)
Others	(1,960)	(1,703)
Total deferred tax liabilities	(144,083)	(167,957)
Net deferred tax liabilities	(698)	—

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

As of December 31, 2025, the valuation allowances of US$632,645 were related to the deferred income tax assets of the certain subsidiaries of the Company which were in loss position. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Changes in valuation allowance were as follows:

	Year ended December 31,
	2025	2024	2023
	US$	US$	US$
Balance at the beginning of the year	585,820	390,737	202,715
Addition	33,523	209,569	189,952
Effect of foreign currency translation	13,302	(14,486)	(1,930)
Balance at the end of the year	632,645	585,820	390,737

As of December 31, 2025, the net operating loss carryforwards of the Company’s subsidiaries in Chinese mainland amounted to US$1,025,750, which can be carried forward for five years to offset future taxable profit. The net operating loss carryforwards of the Company’s subsidiaries in Chinese mainland, will expire during the period from 2026 to 2030.

As of December 31, 2025, the net operating loss carryforwards of the Company’s subsidiaries incorporated in UK amounted to US$362,623. Operating losses can be carried forward without time limitation but the annual limit of utilization of carryforward loss, without any cash tax impact, is GBP 5,000.

As of December 31, 2025, the net operating loss carryforwards of the Company’s subsidiaries incorporated in Netherlands amounted to US$164,619. Operating losses can be carried forward without time limitation but are available to offset the first EUR 1,000 of taxable profits and 50% of taxable profits in excess of this of the current fiscal year.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

21.	NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year ended December 31,
	2025	2024	2023
	US$	US$	US$
Numerator:
Net loss attributable to ordinary shareholders	(464,220)	(1,104,925)	(742,001)
Accretion of redeemable convertible preferred shares	—	(2,979)	(15,121)
Numerator for basic and diluted net loss per ordinary share calculation	(464,220)	(1,107,904)	(757,122)
Denominator:
Weighted average number of ordinary shares, basic and diluted[1]	648,535,169	645,227,356	474,621,603
Denominator for basic and diluted net loss per ordinary share calculation[1]	648,535,169	645,227,356	474,621,603
Net loss per ordinary share attributable to ordinary shareholders
– Basic and diluted [1]	(0.72)	(1.72)	(1.60)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

For the purposes of calculating loss per share for the years ended December 31, 2025, 2024 and 2023, the weighted average number of ordinary shares outstanding used in the calculation has been retrospectively adjusted to reflect the Recapitalization (see Note 1(b)), as if the Recapitalization had occurred at the beginning of the earliest period presented. The calculation of basic loss per share excludes 1,417,544 unvested earn-out shares issued to the Sponsor which can only be vested upon meeting certain conditions.

The following outstanding potentially dilutive ordinary share equivalents adjusted to reflect the effect of Recapitalization have been excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the years presented:

	Year ended December 31,
	2025	2024	2023
Redeemable convertible preferred shares (Note 17)	—	—	68,228,526
Exchangeable notes (i) (Note 14)	—	—	36,709,165
2025 Convertible Notes(ii) (Note 15)	140,282,138	—	—
2024 Convertible Notes (iii) (Note 15)	—	31,779,905	—
2023 Convertible Notes (iv) (Note 15)	—	—	2,029,407
Share options(v)	12,051,138	13,570,227	10,073,233
Warrant (vi)	—	—	711,044
Meritz put option (vii) (Note 13)	—	32,500,000	—
Public Warrant (viii) (Note 12)	9,054,522	9,054,522	—
Sponsor Warrant (viii) (Note 12)	5,486,784	5,486,784	—
ATW Convertible Notes (ix) (Note 15)	6,941,467	—	—
Total	173,816,049	92,391,438	117,751,375
(i)Represents the number of potentially dilutive ordinary shares equivalent after Recapitalization on as-if-converted basis, calculated by the fixed monetary value of US$367,092 (equivalent to RMB2,600,000) divided by the fixed conversion price of US$10 per share as of December 31, 2023.
(ii)Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the principal and accrued interest of US$189,263 divided by the estimated fair value of ordinary shares as of December 31, 2025, which was not included in the calculation of diluted loss per share due to their antidilutive effect.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(iii)Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the fixed monetary value of US$109,784 divided by the estimated fair value of ordinary shares as of December 31, 2024, which was not included in the calculation of diluted loss per share due to their antidilutive effect.
(iv)For the year ended December 31, 2023, the conversion of 2023 Convertible Notes was not included in the calculation of basic or diluted loss per share, as the conversion was contingent upon the consummation of the Business Combination, which was not satisfied as of December 31, 2023.
(v)For the year ended December 31, 2025, 12,051,138 vested and unvested share options were not included in the calculation of basic or diluted loss per share as their exercise price was above underlying stock price.

For the year ended December 31, 2024, 13,570,227 vested and unvested share options were not included in the calculation of basic or diluted loss per share due to their antidilutive effect using treasury stock method.

For the year ended December 31, 2023, 10,073,233 outstanding share options were not included in the calculation of basic or diluted loss per share, as the issuance of such awards was contingent upon a qualified initial public offering (“Qualified IPO” which is defined as an initial public offering and listing or back door listing (including via Business Combination), which was not satisfied as of the year end.

(vi)For the year ended December 31, 2023, the warrant to purchase maximum 711,044 Series Pre-A Preferred Shares after Recapitalization was not included in the calculation of basic or diluted loss per share, as the issuance of such shares was contingent upon a qualifying event, which was not satisfied as of December 31, 2023.
(vii)For the year ended December 31, 2024, the exercise of put option issued to Meritz was not included in the calculation of diluted loss per share due to antidilutive effect using reverse treasury stock method.
(viii)For the years ended December 31, 2025 and 2024, Public and Sponsor Warrants were not included in the calculation of diluted loss per share as their exercise price was above underlying stock price.
(ix)Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the principal and accrued interest of US$8,942 divided by the average closing market price of ordinary shares, which was not included in the calculation of diluted loss per share due to their antidilutive effect.
(x)The exchange or conversion of Lightning Speed Exchangeable Notes, Kingway Exchangeable Notes and Subsidiary Convertible Note to its respective equity holders as mentioned in Note 14 and Note 15, respectively, have no effect on the number of the Company’s outstanding ordinary shares. The potential common shares of Lightning Speed, Kingway and Ningbo Robotics, subsidiaries of the Company, were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented due to their antidilutive effect.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

22.	REVENUES

The Group’s revenues were disaggregated by service lines as follows:

	Year ended December 31,
	2025	2024	2023
	US$	US$	US$
Service line
Sales of goods – third parties
– EV lifestyle models	351,860	627,683	464,172
– Sports cars	75,745	211,771	183,160
– Parts and others	29,264	33,445	9,394
	456,869	872,899	656,726
Sales of goods – related parties
– EV lifestyle models	2,016	6,650	1,093
– Sports cars	290	3,318	951
– Parts and others	3,627	8,194	1,388
	5,933	18,162	3,432
Subtotal	462,802	891,061	660,158

Services- third parties
– R&D service	18,884	1,224	3,448
– others[1]	8,367	7,706	2,829
	27,251	8,930	6,277
Services- related parties
– R&D service	25,101	22,799	10,619
– others[2]	3,944	1,559	1,954
	29,045	24,358	12,573
Subtotal	56,296	33,288	18,850
Total revenues	519,098	924,349	679,008

1 Others primarily include trainings, installed premium intelligent driving system and upgrades, free battery charging services, maintenance services and vehicle internet connection services.

2 Others primarily include commission service fee.

Geographic information

The following table summarizes the Group’s revenues by geographic areas based on customers locations:

	Year ended December 31,
	2025	2024	2023
	US$	US$	US$
Chinese mainland	262,772	314,368	419,448
UK	102,930	208,255	83,827
European countries, excluding UK	112,028	209,724	97,217
All others	41,368	192,002	78,516
	519,098	924,349	679,008

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Contract liabilities

Contract liabilities consisted of the following:

	As of December 31,
	2025	2024
	US$	US$
Current liabilities
– Contract liabilities – third parties	18,459	33,964
– Contract liabilities – related parties*	228	150
Non-current liabilities
– Contract liabilities – third parties	7,458	8,683
Contract liabilities, current and non-current	26,145	42,797

*This item is included in accrued expenses and other current liabilities — related parties in the consolidated balance sheets as of December 31, 2025 and 2024.

Contract liabilities represent transaction price allocated to the performance obligations that are not yet satisfied or partially satisfied, which primarily arises from the undelivered vehicles, intelligent driving system, household charging piles, charging cards, free battery charging service, the extended lifetime warranty, maintenance service, vehicle internet connection services as well as technical research and development services. Amounts that are expected to recognize as revenues within one-year are included as current contract liabilities with the remaining balance recognized as other non-current liabilities.

Among the balance of contract liabilities of US$42,797 as of December 31, 2024, US$32,124 was recognized as revenue during the year ended December 31, 2025. The Group expects that US$30,445 of transaction price allocated to unsatisfied performance obligation as of December 31, 2025 will be recognized as revenues within one year. The remaining US$14,244 will be recognized over the remaining contract periods over 1 to 10 years.

23.	FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis include derivative assets, investment securities, securities pledged to an investor, exchangeable notes, convertible notes, warrant liabilities and put option liabilities.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The following tables set the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2025 and 2024.

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
	Fair Value as of	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2025	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets
Investment securities	1,811	1,811	—	—
Liabilities
Warrant liabilities	800	800	—	—
Convertible notes	276,604	—	—	276,604
Exchangeable notes	128,852	—	—	128,852

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
	Fair Value as of	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets
Investment securities	2,221	2,221	—	—
Securities pledged to an investor	315,796	315,796	—	—
Derivative asset	694	—	694	—
Liabilities
Put option liabilities	309,115	—	—	309,115
Warrant liabilities	3,340	1,996	—	1,344
Convertible notes	188,156	—	—	188,156
Exchangeable notes	102,999	—	—	102,999

Valuation Techniques

Investment securities: The Group invested in a listed equity securities, ECARX, and values the equity securities using quoted prices for the underlying securities in active markets. Accordingly, the Group classifies the valuation technique that use these inputs as Level 1.

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

Put option liabilities, exchangeable notes and convertible notes: As the Group’s put option liabilities, exchangeable notes and convertible notes are not traded in an active market with readily observable quoted prices, the Group uses significant unobservable inputs (Level 3) to measure the fair value of the put option liabilities, exchangeable notes and convertible notes at inception and at each subsequent balance sheet date. See Notes 13, 14 and 15 for information about the significant unobservable inputs used in the respective fair value measurements.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Public Warrants and Sponsor Warrants: As of December 31, 2025, Public Warrants and Sponsor Warrants are classified as Level 1 due to the use of the observed trading price. As of December 31, 2024, Public Warrants is classified as Level 1 due to the use of the observed trading price, while Sponsor Warrants is classified as Level 3 due to the use of the significant unobservable inputs (Level 3) used in the fair value measurements (Note 12).

The other financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, loan receivables and other receivables included in prepayments and other current assets and other non-current assets, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities and other non-current liabilities and operating lease liabilities. As of December 31, 2025 and 2024, the fair values of operating leases liabilities approximated to their carrying values, which were due to that the underlying interest rates approximated to the market rates for similar instruments with similar maturities, and the carrying amounts of other financial instruments approximated to their fair values, which were due to short term maturity of these instruments.

The Group’s non-financial assets, such as property, equipment and software and intangible assets, would be measured at fair value only if they were determined to be impaired.

24.	SHARE-BASED COMPENSATION

The Company’ s shareholders approved and adopted a share incentive plan in September 2022, or the 2022 Share Incentive Plan, for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of the Group’s business. Under the 2022 Share Incentive Plan, the Company is authorized to grant options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2022 Share Incentive Plan is 51,550,661. During the years ended December 31, 2025, 2024 and 2023, 2,674,523, 6,494,086 and 775,561 options were granted under the 2022 Share Incentive Plan, respectively, among which, nil, 174,970 and nil share options were granted to non-employee service providers respectively, and nil, 51,640 and nil share option were granted to directors or officers respectively.

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

Share options

A summary of the share options activities for the year ended December 31, 2025 are presented below:

			Weighted	Weighted
		Weighted	average	remaining	Aggregate
	Number of	average	grant-date	contractual	intrinsic
	shares	exercise price	fair value	years	value
		US$	US$		US$
Outstanding as of December 31, 2024	13,570,227	2.89	2.31	8.39	27,354

Granted	2,674,523	2.89	0.82	—	—
Forfeited	(4,193,612)	2.89	2.36	—	—

Outstanding as of December 31, 2025	12,051,138	2.89	2.05	7.79	—
Vested and expected to vest as of December 31, 2025	12,051,138	2.89	2.05	7.79	—
Exercisable as of December 31, 2025	12,028,990	2.89	2.05	7.79	—

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Compensation expenses recognized for share options during the years ended December 31, 2025, 2024 and 2023 were allocated as follows:

	Years ended December 31,
	2025	2024	2023
	US$	US$	US$
Research and development expenses	950	16,241	—
Selling and marketing expenses	176	1,247	—
General and administrative expenses	1,148	14,442	—
	2,274	31,930	—

As of December 31, 2025, there was US$39 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 1.6 years.

For the year ended December 31, 2023, the Group did not recognize any share-based compensation expenses for the share options granted as all awards contain a performance condition which is contingent upon the completion of a Qualified IPO and is not considered probable until the event happens.

For the year ended December 31, 2024, the Group consummated the Business Combination and recognized share-based compensation expenses of US$31,930.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

For the options granted to employees of an entity controlled by the controlling shareholder of the Company (“Company A”), the Group elects to recognize the fair value of these options as dividends to the shareholder upon exercise. As of December 31, 2025, the number of shares to be issued upon the exercise of these options was 387,593. The total fair value of these awards measured on the grant date was US$855. As the Company A is providing sports cars to the Group and the Group pays the purchase price at market rates, no share-based compensation expense is reflected for these grants. None of options granted to employees of Company A were exercised for the years ended December 31, 2025 and 2024.

The fair values of the options granted were estimated on grant dates using the binomial option pricing model with the following assumptions used:

Years ended December 31,
Grant dates:	2025	2024	2023
Risk‑free interest rate (i)	4.20%-4.53%	3.71%-4.58%	3.4%-4.79%
Expected volatility (ii)	55.58%-56.22%	54.11%-55.59%	54.06%-54.48%
Expected dividend yield (iii)	0.00%	0.00%	0.00%
Exercise multiple (iv)	2.20-2.80	2.20-2.80	2.20-2.80
Expected terms (v)	10.00 years	10.00 years	10.00 years
Fair value of underlying ordinary share (vi)	US$1.87-US$3.61	US$4.06-US$9.81	US$5.91-US$8.93
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
(iii)Expected dividend yield was zero as the Company does not anticipate any dividend payments in the foreseeable future.
(iv)The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees or nonemployees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employees or nonemployees exercise history, it was estimated by referencing to a widely-accepted academic research publication.
(v)Expected term was the contract life of the share options.
(vi)The estimated fair value was determined using the discounted cash flow method based on the equity allocation model before the consummation of the Merger Transaction, and open market price after the consummation of the Merger Transaction, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

25.	COMMITMENTS AND CONTINGENCIES

Purchase commitment

As of December 31, 2025, the Group has future minimum purchase commitment related to the purchase of vehicles, research and development services and other operating services. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2025 were as follows:

	Less than	More than
	one year	one year	Total
	US$	US$	US$
Purchase commitment	137,245	20	137,265

Capital commitment

Total capital expenditures contracted but not yet reflected in the consolidated financial statements as of December 31, 2025 were as follows:

	Less than	More than
	one year	one year	Total
	US$	US$	US$
Capital expenditure commitment(i)	15,071	1,237	16,308
(i)Represents the capital commitment on the construction of the Group’s corporate buildings, leasehold improvements,molds and tooling.

Repurchase commitment

The Group has entered into repurchase agreements with a lending institution in connection with its dealers’ wholesale floor-plan financing of vehicles. Pursuant to the agreements, in the event that a dealer has declared the intention to file for bankruptcy, and a lender is able to repossess the vehicle and deliver the repossessed vehicle to the Group, the Group is obligated to repurchase the vehicle from the lender at the unpaid balance of the original invoice price for the vehicle. The Group did not repurchase any vehicles under repurchase agreements since the inception of the repurchase agreements, and the Group believes that, based on historical experience, the likelihood of a material loss pursuant to these repurchase obligations is remote. The total amount financed under the floor financing programs with repurchase obligations was US$90,183 as of December 31, 2025.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

26.	RELATED PARTY TRANSACTIONS
(a)	Related parties

Names of the major related parties	Nature of relationship
Geely Holding	Entity controlled by the Controlling Shareholder of the Company
Lotus Group International Limited (“LGIL”)	Entity controlled by the Controlling Shareholder of the Company
Lotus Cars Limited (“LCL”)	Entity controlled by the Controlling Shareholder of the Company
Geely HK	Entity controlled by the Controlling Shareholder of the Company
ECARX	Entity controlled by the Controlling Shareholder of the Company
Hubei Ecarx Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Wuhan Geely Auto Parts Co., Ltd. (“Wuhan Geely Auto Parts”)	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Co., Ltd. Wuhan Branch (“Geely Auto Wuhan Branch”)	Entity controlled by the Controlling Shareholder of the Company
Ningbo Geely R&D	Entity controlled by the Controlling Shareholder of the Company
Geely Automobile Research Institute (Ningbo) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Hangzhou Fenghua Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Jisu Supply Chain Management Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Chengdu Jinluda Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Hangzhou Luhongyuan Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Hubei Changjiang Chegu Industry Investment Fund Partnership	Entity which is under significant influence of the Company
Wuxi InfiMotion	Entity which is under significant influence of the Company
Lotus Cars USA Inc.	Entity controlled by the Controlling Shareholder of the Company
Hangzhou Geely Evun Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Jizhi Culture Creative Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Volvo Personvagnar Aktiebolag	Entity controlled by the Controlling Shareholder of the Company
Shanghai Global Trading Corporation	Entity controlled by the Controlling Shareholder of the Company
Viridi E-Mobility (Ningbo) Co.,LTD	Entity controlled by the Controlling Shareholder of the Company
Ningbo Jining Automobile Parts Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Muguang Digital Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Hunan Geely Automobile Components Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Engineering Technology Development Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Jixing Era Technology (Nanjing) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Farizon Commercial Vehicle Research and Development Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Sichuan Geely Automobile Parts Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Jiangsu Weikenxi Automotive Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Ningbo Jirun Auto Parts Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Guizhou Geely Automobile Manufacturing Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
London EV Company Limited	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Commerce Service Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Geely UK Limited	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Powertrain Co., Ltd	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Parts & Components Stock Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Zeekr Automobile Research & Development Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Qizheng New Energy Vehicle (Jinan) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Weixing Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Vast Energy Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Jidi Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Power Assembly Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
DRB HICOM BERHAD	Entity controlled by the ultimate owner of a principal shareholder of the Company
Chongqing Ruilan Automobile Manufacturing Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Lotus GmbH	Entity which is under significant influence of the Company
Chongqing Qianli	Entity which is under significant influence of the Controlling Shareholder the Company

During the years ended December 31, 2025, 2024 and 2023, in addition to the related party transactions disclosed in Note 2(h) of long-term investments, Note 13 of Meritz Investment, Note 14 of exchangeable notes, Note 15 of convertible notes, Note 17 of redeemable convertible preferred shares and Note 19 of shareholders’ deficit to the consolidated financial statements, the Group entered into the following significant related party transactions.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(b)	Significant related party transactions

During the years ended December 31, 2025, 2024 and 2023, the Group entered into the following significant related party transactions:

	Year ended December 31,
	2025	2024	2023
	US$	US$	US$
Provision of services(i)	29,045	24,358	12,573
Sales of goods(i)	5,933	18,162	3,432

	Year ended December 31,
	2025	2024	2023
	US$	US$	US$
Payments on behalf of related parties ((ii).a)	11,126	24,070	4,022
Cash receipts by related parties on behalf of the Group ((ii).a)	—	—	3,695
Loans to related parties ((ii).b)	60,722	262,203	1,227
Interest income on loans due from related parties ((ii).b)	20,725	13,661	122
Purchase of products and services ((iii).a)	445,190	759,690	852,623
Purchase of products and services for R&D activities ((iii).b)	59,342	107,544	134,721
Payment of deposits ((ii).e)	—	1,113	—
Receipt from disposal of a subsidiary (v)	—	12,157	—
Purchase of equipment and software ((iii).c)	534	1,346	11,223
Proceeds from disposal of equipment and software ((ii).f)	11,033	—	—
Payment by related parties on behalf of the Group ((iii).d)	2,879	5,165	14,514
Short-term lease cost ((iii).e)	172	129	765
Deposits received from related party suppliers ((iii).f)	—	14	251
Acquisition of the distribution right ((iii).g)	—	—	22,296
Interest expenses to related parties ((iii).a & vii)	39,109	19,504	—
Borrowing from related parties (vii)	720,171	198,475	—
Repayments of borrowing from related parties (vii)	170,247	—	—
Acquisition of right-of-use assets (iv)	—	—	12,166
Payment of lease liabilities (iv)	1,844	191	269
Proceed from settlement of related party loans((ii).b)	—	140	—
Proceed from disposal of an equity investment (Note 2(h))	58,885	—	—

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(c)	Significant related party balances

The outstanding balances mainly arising from the above transactions as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025	2024
	US$	US$
Accounts receivable - related parties (i)	114,126	107,816
Contract liabilities – related parties* (i)	228	150
Prepayments and other current assets – related parties (ii)	111,886	74,558
Other non-current assets – related parties ((ii). e)	569	1,113
Accounts payable – related parties ((iii).a)	458,189	410,433
Accrued expenses and other current liabilities – related parties (iii)	211,665	213,582
Other non-current liabilities – related parties ((iii).f)	856	1,471
Operating lease liabilities– related parties, current* (iv)	1,636	1,028
Operating lease liabilities– related parties, non-current (iv)	3,105	10,729
Investment securities – related parties (vi)	1,811	2,221
Equity security without readily determinable fair values using the measurement alternative – related party (Note 2(h))	35,568	—
Loan receivable from a related party ((ii). b)	351,486	269,539
Short-term borrowings - related parties(vii)	784,288	199,570

* These items are included in accrued expenses and other current liabilities – related parties in the consolidated balance sheets as of December 31, 2025 and 2024.

Note:

(i)	The Group sold sports cars, EV lifestyle models, auto parts and peripheral products and provided R&D services and other consulting services to related parties. The Group provided services to related parties amounting to US$29,045, US$24,358 and US$12,573 for the years ended December 31, 2025, 2024 and 2023, respectively. The Group sold sports cars, EV lifestyle models, auto parts and peripheral products to related parties amounting to US$5,933, US$18,162 and US$3,432 for the years end December 31, 2025, 2024 and 2023, respectively.

Accounts receivable due from related parties arising from sales of goods and provision of services, including facilitation services in relation to logistics and order processing, were US$114,126 and US$107,816 as of December 31, 2025 and 2024, respectively. Receipts in advance of US$228 and US$150 were included in contract liabilities – related parties as of December 31, 2025 and 2024, respectively.

(ii)

Prepayments and other current assets – related parties, other non-current assets – related parties and loan receivable from a related party of the Group are mainly arising from transactions related to purchase of products and services (see note (iii).a), loans to related parties, and cash payments on behalf of related parties.

a.	The Group made payments of US$11,126, US$24,070 and US$4,022 on behalf of related parties for the years ended December 31, 2025, 2024 and 2023, respectively. Related parties collected cash receipts of nil, nil and US$3,695 on behalf of the Group for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, receivables of US$5,764 and US$21,681 was included in prepayments and other current assets – related parties, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

b.	On March 11, 2024, the Company’s subsidiary and a related party, ultimately controlled by the Controlling Shareholder, entered into a loan agreement, pursuant to which the Company’s subsidiary provided unsecured loans with a total principal amount of US$354,000 with a term of five years and annual interest rate of 6.95%. During the years ended December 31, 2025 and 2024, the Group provided loan principal of US$60,722 and US$261,647, and recognized interest income of US$20,090 and US$13,415, respectively. As of December 31, 2025 and 2024, the receivable for the loan principal and interest of US$351,486 and US$269,539 was included in loan receivable from a related party, respectively.

The Group disposed a subsidiary in September 2024. The Group provided unsecured short-term loans to that subsidiary with an interest rate of 3% per annum. During the year ended December 31, 2025, the Group recognized interest income of US$482. During the period from the disposal date to December 31, 2024, the Group recognized interest income of US$115. As of December 31, 2025 and 2024, the receivable for the loan principal and interest of US$18,052 and US$15,677 was included in prepayments and other current assets – related parties, respectively.

During the years ended December 31, 2025, 2024 and 2023, the Group provided unsecured short-term loans of nil, US$556 and US$1,227, respectively, to related parties with interest rates of 3.65%-4.5% per annum, and received the settlement of unsecured short-term loans of nil, US$140 and nil, respectively. The Group recognized interest income of US$153, US$131 and US$122 for the years ended December 31, 2025, 2024 and 2024, respectively. As of December 31, 2025 and 2024, the receivable for the loan principal and interest of US$4,706 and US$ 3,348 was included in prepayments and other current assets – related parties, respectively.

c.	As mentioned in note ((iii).a) and note ((iii).c) below, the amounts of prepayments to related parties for purchase of vehicles, auto parts and peripheral products of US$83,296 and US$33,204 were included in prepayments and other current assets – related parties as of December 31, 2025 and 2024, respectively.
d.	As mentioned in note ((iii).e), the amounts of prepayments to related parties for short-term lease agreements of US$9 and US $5 were included in prepayments and other current assets – related parties as of December 31, 2025 and 2024, respectively.
e.	During the years ended December 31, 2025, 2024 and 2023, the Group has paid nil, US$1,113 and nil as deposit for services, which was included in other non-current assets - related parties. As of December 31, 2025 and 2024, the deposit paid recorded in other non-current assets - related parties was US$569 and US$ 1,113, respectively.
f.	During the years ended December 31, 2025, 2024 and 2023, the Group disposed equipment amounting to US$11,033, nil and nil to related parties. As of December 31, 2025 and 2024, receivable from the disposal recorded in prepayments and other current assets – related parties was US$2,666 and nil.
g.	As of December 31, 2025 and 2024, contract assets related to R&D services provided to related parties of nil and US$929 was recorded as contract asset in prepayments and other current assets – related parties, respectively.
(iii)

Accounts payable - related parties, accrued expenses and other current liabilities – related parties and other non-current liabilities– related parties are mainly arising from transactions related to purchase of products and services, purchase of equipment and software, and payments by related parties on behalf of the Group.

a.	The Group purchased sports cars, EV lifestyle models, auto parts, peripheral products, commercial services relating to sales of sports cars and EV lifestyle models and other consulting services from related parties. During the years ended December 31, 2025, 2024 and 2023, these purchases amounted to US$445,190, US$759,690 and US$852,623, among which, US$349,247, US$774,002 and US$549,893 were recognized as cost of goods sold, respectively.

As of December 31, 2025 and 2024, the amounts due to related parties for purchase of office materials, commercial services relating to sales of sports cars and EV lifestyle models and other consulting services of US$52,917 and US$25,483 were included in accrued expenses and other current liabilities – related parties, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

As of December 31, 2025 and 2024, the amounts due to related parties for purchase of sports cars, EV lifestyle models, auto parts and peripheral products of US$458,189 and US$410,433 was included in accounts payable-related parties, respectively.

During the years ended December 31, 2025, 2024 and 2023, the Group incurred interest expense of US$15,007, US$17,455 and nil due to the delay payments of accounts payable due to related parties, bearing interest rate of 6.95%.

b.	The Group purchased products and services from related parties for R&D activities. The Group recoded R&D expenses of US$59,342, US$107,544 and US$134,721 during the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the amounts due to related parties for purchase of products and services for R&D activities of US$156,442 and US$184,137 were included in accrued expenses and other current liabilities – related parties, respectively.
c.	The Group purchased equipment and software of US$534, US$1,346 and US$11,223 from related parties for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the amounts due to related parties for purchase of equipment and software of US$1,603 and US$2,649 were included in accrued expenses and other current liabilities – related parties, respectively.
d.	During the years ended December 31, 2025, 2024 and 2023, related parties paid US$2,879, US$5,165 and US$14,514 on behalf of the Group in association with travelling expenses, staff salary and social welfare, and other miscellaneous expenses, out of which US$397 and US$1,226 were included in accrued expenses and other current liabilities – related parties as of December 31, 2025 and 2024, respectively.
e.	The Group entered into short-term lease agreements with related parties to rent office spaces. During the years ended December 31, 2025, 2024 and 2023, the Group incurred short-term lease costs of US$172, US$129 and US$765, respectively. As of December 31, 2025 and 2024, payables for short-term leases of nil and US$48, respectively, were included in accrued expenses and other current liabilities – related parties, respectively.
f.	The Group received deposits of nil, US$14 and US$251 from related parties for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, US$306 and US$39 were included in accrued expenses and other current liabilities – related parties, and US$856 and US$1,471 was included in other non-current liabilities-related parties, respectively.
g.	On January 31, 2023, the Group entered into a distribution agreement with LCL, a wholly owned subsidiary of LGIL and ultimately controlled by the Controlling Shareholder of the Company, pursuant to which the Group was appointed as the exclusive global distributor to distribute certain models of vehicles and to provide after-sale services and brand, marketing and public relations for such vehicles since January 31, 2023, for a cash consideration of US$22,296 (equivalent to GBP18,055), which was settled during the year ended December 31, 2024.

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(iv)

The Group entered into lease agreements with related parties to rent office spaces and parking spaces. During the years ended December 31, 2025, 2024 and 2023, the Group recognized right-of-use assets of nil, nil and US$12,166 from related parties, respectively. During the years ended December 31, 2025, 2024 and 2023, the Group paid lease liabilities of US$1,844, US$191 and US$269, respectively. As of December 31, 2025 and 2024, current portion of operating lease liabilities were US$1,636 and US$1,028, respectively, and non-current portion of operating lease liabilities were US$3,105 and US$10,729, respectively.

(v)	On September 27, 2024, the Company, through its subsidiary, disposed 80% equity interest of Lotus GmbH to Geely UK Limited, for cash consideration of US$12,157.
(vi)

On May 13, 2022, the Company purchased a one-year convertible note with the principal of US$10,000 issued by ECARX. Upon the listing of ECARX on December 21, 2022, the convertible note was automatically converted to the Class A ordinary shares of ECARX at conversion price of US$9.5 per share. As of December 31, 2025 and 2024, the fair value of such shares was US$1,811 and US$2,221, respectively.

(vii)

During the year ended December 31, 2025, the Group borrowed loans due within one year or less with principal amounts of US$720,171 from related parties ultimately controlled by the Controlling Shareholder, bearing interest rates of 3.45% - 7.91% per annum. During the year ended December 31, 2024, the Group borrowed loans due within one year or less with principal amounts of US$198,475 from subsidiaries of Geely Holding, bearing an interest rate of 6% per annum.

During the years ended December 31, 2025 and 2024, the Group repaid the loan principal of US$170,247 and nil to related parties, respectively.

As of December 31, 2025 and 2024, the outstanding loan principal and interest balance of US$784,288 and US$199,570 were included in short-term borrowings – related parties, respectively. For the outstanding loan principal and interest as of December 31, 2025, US$178,414 was secured by 45% equity interests held by Ningbo Lotus in Ningbo Robotics, US$374,501 was secured by the Group’s intellectual property with carrying amount of nil as the research and development costs were expensed historically, and US$231,328 was a stock-settled debt as the Company granted a right to an affiliate of Geely Holding to subscribe for shares of the Company at market price covering the then outstanding loan amount in the event of default, out of which US$79,664 was further secured by the Group’s intellectual property with carrying amount of nil.

All outstanding loan principal and interest as of December 31, 2024 was secured by the Group’s intellectual property with carrying amount of nil.

During the years ended December 31, 2025 and 2024, the Group incurred interest expenses of US$24,102 and US$2,049 for those loans, respectively.

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

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(e)Lotus Application Entrusted Operation & Maintenance Contract with Wuhan Quanqing

The Group entered into an application entrusted operation & maintenance contract with Wuhan Quanqing, in May 2023. Pursuant to the contract, the Group will pay Wuhan Quanqing certain service fee for the entrusted daily operation and maintenance service provided by Wuhan Quanqing for the Group’s Lotus App. As of December 31, 2024 and 2025, nil service fee has been incurred.

(f)	LGIL Put Option

On January 31, 2023, the Company issued put options to each of Geely HK and Etika at nil consideration. Pursuant to the put option agreements, each of Geely HK and Etika will have an option to require the Company to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, during the period from April 1, 2025 to June 30, 2025, at a pre-agreed price, i.e. 1.15 multiplied by the revenue of LGIL for the year ended December 31, 2024 plus the cash and cash equivalents of LGIL as of December 31, 2024, and minus the outstanding amount of indebtedness of LGIL as of December 31, 2024 (the “exercise price”), if the total number of vehicles sold by LGIL in 2024 exceeds 5,000 (the “exercise condition”). Geely HK and Etika are entitled to exercise the put option on an individual standalone basis. The exercise price will be settled with the Company’s newly issued ordinary shares.

As of December 31, 2024, the exercise condition was satisfied. On April 14 and June 30, 2025, Geely HK and Etika exercised their put options separately. In accordance with LGIL’s financial results for the year ended December 31, 2024, the exercise price of both Geely HK and Etika was calculated at nil, resulting in no shares to be issued by the Company to complete the acquisition. The acquisition is expected to be completed in 2026, subject to potential regulatory approvals. Upon completion, the Company will gain control over Lotus Advance Technologies Sdn Bhd and consolidate its financial results.

The put options were accounted for as liabilities in the scope of ASC Topic 480, Distinguishing Liabilities from Equity, which are measured at fair value with changes recognized in profit or loss. At initial recognition, the Company recognized the issuance of put options at its fair value of US$9,376 as dividends to the shareholders with a corresponding decrease in additional paid-in capital. The changes in fair value of the put option liabilities in the amount of US$11,884 and US$2,508 for the years ended December 31, 2024 and 2023 was recognized in the consolidated statements of comprehensive loss, respectively. The balance of LGIL put options was nil as of December 31, 2025 and 2024, respectively.

The fair values of the LGIL put option liabilities were estimated using the scenario-weighted average method with binominal model, with the following assumptions: i) risk-free interest rate of 3.98%, ii) expected volatility of 30.87%, iii) expected dividend rate of 0.00%, iii) remaining term of 0.5 years, iv) probability of exercise condition of 85.00%, and v) fair value of underlying ordinary share of LGIL of US$0.02.

27.	SUBSEQUENT EVENTS

Except for subsequent events as disclosed in Note 19, no subsequent events were identified.

28.RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

In accordance with the laws applicable to the foreign invested enterprises established in the PRC, a foreign invested enterprise is required to make appropriations from after-tax profits as determined in accordance with the PRC accounting standards to reserve funds, including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits as determined in accordance with the PRC accounting standards until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Accordingly, under these PRC laws and regulations, the Company’s subsidiaries incorporated in PRC are restricted in transferring a portion of their net assets to the Company in the form of dividends. Amounts of these restricted net assets totaled US$479,400 and US$429,503 as of December 31, 2025 and 2024, respectively.

29.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2025.

(a)	Condensed Balance Sheets

	As of December 31,
	2025	2024
	US$	US$
ASSETS
Current assets
Cash	301	963
Restricted cash	—	338
Amounts due from subsidiaries	162,128	95,693
Prepayments and other current assets – related parties, net	18,052	15,684
Prepayments and other current assets – third parties, net	5,758	6,362
Total current assets	186,239	119,040
Non-current assets
Investment securities – related parties	1,811	2,221
Securities pledged to an investor	—	315,796
Total non-current assets	1,811	318,017
Total assets	188,050	437,057
LIABILITIES AND SHAREHOLDERS’ DEFICITS
Current liabilities
Convertible notes – related parties	126,203	113,910
Share buyback forward liabilities	—	117,059
Amounts due to subsidiaries	—	1,140
Accrued expenses and other current liabilities	9,313	16,497
Put option liabilities	—	309,115
Short‑term borrowings – related parties	151,664	—
Total current liabilities	287,180	557,721
Non-current liabilities
Share of losses in excess of investments in subsidiaries	1,134,606	728,858
Convertible notes – third parties	10,787	—
Convertible notes – related parties	77,175	—
Warrant liabilities	800	3,340
Total non-current liabilities	1,223,368	732,198
Total liabilities	1,510,548	1,289,919

Shareholders’ deficit
Ordinary shares	7	7
Treasury stock	(138,397)	—
Additional paid-in capital	1,933,992	1,785,664
Accumulated other comprehensive income	39,818	55,165
Accumulated deficit	(3,157,918)	(2,693,698)
Total shareholders’ deficit	(1,322,498)	(852,862)
Total liabilities and shareholders’ deficit	188,050	437,057

LOTUS TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(b)	Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2025	2024	2023
	US$	US$	US$
Total operating expenses	(4,816)	(24,322)	(2,983)
Interest income	4,891	4,725	6,979
Interest expenses	(4,172)	(12,876)	—
Investment income (loss), net	10,685	13,320	(5,084)
Foreign currency exchange gains (losses), net	6,010	614	(171)
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(25,778)	(285,322)	(3,124)
Share of losses from subsidiaries and former consolidated VIEs	(451,040)	(801,064)	(737,618)
Loss before income taxes	(464,220)	(1,104,925)	(742,001)
Income tax expense	—	—	—
Net loss	(464,220)	(1,104,925)	(742,001)
Other comprehensive loss:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	13,875	13,547	(8,650)
Foreign currency translation adjustment, net of nil income taxes	(29,222)	16,351	16,210
Total comprehensive loss	(479,567)	(1,075,027)	(734,441)

(c)	Condensed Statements of Cash Flows

	Year ended December 31,
	2025	2024	2023
	US$	US$	US$
Net cash (used in) generated from operating activities	(3,584)	(45,034)	3,127
Net cash generated from (used in) investing activities	270,001	(1,246,477)	(347,697)
Net cash (used in) generated from financing activities	(267,454)	1,260,592	27,163
Effect of exchange rate changes on cash and restricted cash	37	(1,668)	(1,812)
Net decrease in cash and restricted cash	(1,000)	(32,587)	(319,219)
Cash and restricted cash at beginning of the year	1,301	33,888	353,107
Cash and restricted cash at end of the year	301	1,301	33,888

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and former consolidated VIEs. For the company only financial information, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Share of losses in excess of investments in subsidiaries” and shares in the subsidiaries and former consolidated VIE’s and VIE’s subsidiaries’ loss are presented as “Share of losses from subsidiaries and former consolidated VIEs” on the condensed statements of comprehensive loss.